Filed pursuant to Rule 424(b)(3)
Registration No. 333-250862

On behalf of the boards of directors of Contango Oil & Gas Company (“Contango”) and Mid-Con Energy GP, LLC (“Mid-Con GP”), as general partner of Mid-Con Energy Partners, LP (“Mid-Con”), we are pleased to enclose the accompanying joint consent statement/information statement/prospectus relating to the acquisition of Mid-Con by Contango.

On October 25, 2020, Contango, Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), Mid-Con and Mid-Con GP entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) providing for the merger of Mid-Con with and into Merger Sub (the “merger”), with Merger Sub continuing as the surviving limited liability company in the merger and wholly-owned, direct subsidiary of Contango.

If the merger is completed, subject to certain exceptions, each Mid-Con unitholder will be entitled to receive 1.7500 shares of common stock, par value $0.04 per share, of Contango (the “Contango common stock”) for each common unit representing limited partner interests of Mid-Con (a “Mid-Con common unit”) owned by such Mid-Con unitholder.

Following the completion of the merger, it is anticipated that persons who were shareholders of Contango and unitholders Mid-Con immediately prior to the merger will own approximately 87% and 13% of the combined company, respectively.

Contango common stock is quoted on the NYSE American Stock Exchange (“NYSE American”) under the symbol “MCF,” and Mid-Con common units are quoted on Nasdaq Global Select Market (“Nasdaq”) under the symbol “MCEP.” The market prices of both Contango common stock and Mid-Con common units will fluctuate before the merger, and you should obtain current stock price and unit price quotations for the Contango common stock and Mid-Con common units.

The approval of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote or consent of the holders of a majority of the outstanding Mid-Con common units. Under Voting and Support Agreements with Contango and Mid-Con (the “Mid-Con voting agreements”), Mid-Con unitholders beneficially owning 8,107,900 Mid-Con common units in the aggregate (the “Mid-Con voting agreement unitholders”) have irrevocably agreed to deliver a written consent approving the merger agreement and the transactions contemplated thereby, including the merger (the “Mid-Con written consent”), within two business days after the effectiveness of the registration statement of which this joint consent statement/information statement/prospectus forms a part. The delivery of the Mid-Con written consent by the Mid-Con voting agreement unitholders with respect to their Mid-Con common units will be sufficient to approve the merger agreement and the transactions contemplated thereby, including the merger.

The board of directors of Mid-Con GP (the “Mid-Con board”) has set November 25, 2020 as the record date for determining holders of Mid-Con common units entitled to execute and deliver written consents with respect to this joint consent statement/information statement/prospectus. If you are a record holder of outstanding Mid-Con common units as of that date, you may complete, date and sign the enclosed written consent and promptly return it to Mid-Con. See the section titled “Written Consents of Holders of Mid-Con Common Units” beginning on page 29 of this joint consent statement/information statement/prospectus.

The approval of the issuance of Contango common stock pursuant to the merger agreement (the “Contango share issuance”) by written consent requires the affirmative vote of a majority of the outstanding Contango common stock entitled to vote thereon. Holders of 81,686,145 shares of Contango common stock, or 51.5% of the Contango common stock outstanding as of November 9, 2020, have delivered a written consent approving the Contango share issuance (the “Contango written consent”). As a result, no further action by any shareholder of Contango is required under applicable law, Contango’s certificate of formation or bylaws or otherwise to approve the Contango share issuance or any of the transactions contemplated by the merger agreement, and Contango will not solicit the vote of Contango shareholders for the approval of the Contango share issuance or such transactions and will not call a special meeting of the Contango shareholders for purposes of voting on such approval. In accordance with Rule 14c-2 under the Securities Exchange Act of 1934, the closing of the merger will become effective no sooner than 20 calendar days following the mailing of this joint consent statement/information statement/prospectus to Contango shareholders.

CONTANGO SHAREHOLDERS ARE NOT BEING ASKED FOR A CONSENT OR PROXY AND CONTANGO SHAREHOLDERS ARE REQUESTED NOT TO SEND CONTANGO A CONSENT OR PROXY.

This document is a prospectus relating to the Contango common stock to be issued to Mid-Con unitholders pursuant to the merger agreement, a consent statement for Mid-Con related to the written consent that may be delivered by Mid-Con unitholders and an information statement for Contango with respect to the Contango written consent. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement and related transactions, followed by a more detailed discussion.

Please carefully read this entire document, including “Risk Factors” beginning on page 19, for a discussion of the risks relating to the merger and Contango following the merger.

Sincerely,

Wilkie S. Colyer, Jr Chief Executive Officer and Director Contango Oil & Gas Company	Sherry L. Morgan Chief Executive Officer Mid-Con Energy Partners, LP

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint consent statement/information statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint consent statement/information statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying joint consent statement/information statement/prospectus is December 18, 2020, and it is first being mailed or otherwise delivered to Contango shareholders and Mid-Con unitholders on or about December 18, 2020.

ADDITIONAL INFORMATION

Both Contango and Mid-Con file annual, quarterly and current reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Contango at www.contango.com and from Mid-Con at www.mceplp.com, as applicable. The information contained on, or that may be accessed through, Contango’s and Mid-Con’s websites is not incorporated by reference into, and is not a part of, this joint consent statement/information statement/prospectus.

Contango has filed a registration statement on Form S-4 with respect to the shares of Contango common stock to be issued in the merger, of which this joint consent statement/information statement/prospectus forms a part. This joint consent statement/information statement/prospectus constitutes the prospectus of Contango filed as part of the registration statement. As permitted by SEC rules, this joint consent statement/information statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this joint consent statement/information statement/prospectus as to the contents of any contract or other documents referred to in this joint consent statement/information statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint consent statement/information statement/prospectus incorporates important business and financial information about Contango from documents that are not attached to this joint consent statement/information statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint consent statement/information statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing, by email or by telephone from Contango at the following address, telephone number or email address:

Contango Oil & Gas Company

Attn: Investor Relations

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(713) 236-7400

investorrelations@contango.com

For a more detailed description of the information incorporated by reference into this joint consent statement/information statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT CONSENT STATEMENT/INFORMATION STATEMENT/PROSPECTUS

This joint consent statement/information statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Contango, constitutes a prospectus of Contango under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Contango common stock issuable to Mid-Con unitholders pursuant to the merger agreement. This joint consent statement/information statement/prospectus also constitutes a consent statement for Mid-Con and an information statement for Contango under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, this joint consent statement/information statement/prospectus constitutes notice to Contango shareholders under Section 6.202(d) of the Texas Business Organizations Code (“TBOC”) of the actions taken by written consent by the shareholders executing the Contango written consent without a meeting of shareholders.

You should rely only on the information contained in or incorporated by reference into this joint consent statement/information statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint consent statement/information statement/prospectus. This joint consent statement/information statement/prospectus is dated December 18, 2020, and you should assume that the information contained in this joint consent statement/information statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint consent statement/information statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint consent statement/information statement/prospectus to Contango shareholders or Mid-Con unitholders nor the issuance by Contango of shares of Contango common stock pursuant to the merger agreement will create any implication to the contrary.

This joint consent statement/information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a written consent in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint consent statement/information statement/prospectus regarding Contango has been provided by Contango, and information contained in this joint consent statement/information statement/prospectus regarding Mid-Con has been provided by Mid-Con.

GLOSSARY

The following terms have the following meanings in this joint consent statement/information statement/prospectus:

•	“2020 reverse split” means the 1-for-20 reverse common unit split effected by Mid-Con on April 9, 2020.

•	“Contango” means Contango Oil & Gas Company, a Texas corporation;

•	“Contango board” means the Board of Directors of Contango;

•	“Contango common stock” means common stock, par value $0.04 per share, of Contango;

•	“Contango written consent” means the written consent of Contango shareholders approving the Contango share issuance;

•	“exchange ratio” means the ratio of 1.7500 shares of Contango common stock per outstanding Mid-Con common unit that will be issued to eligible Mid-Con unitholders pursuant to the merger agreement;

•	“GAAP” means accounting principles generally accepted in the United States of America;

•	“merger” means the merger of Mid-Con with and into Merger Sub pursuant to the merger agreement, with Merger Sub as the surviving limited liability company;

•	“merger agreement” means the Agreement and Plan of Merger, dated as of October 25, 2020, by and among Contango, Merger Sub, Mid-Con and Mid-Con GP;

•

“merger consideration” means right of eligible Mid-Con unitholders to receive 1.7500 shares of Contango common stock, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares;

•	“Merger Sub” means Michael Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Contango;

•	“Mid-Con” means Mid-Con Energy Partners, LP, a Delaware limited partnership;

•	“Mid-Con board” means the Board of Directors of Mid-Con GP;

•	“Mid-Con common units” means common units representing limited partner interests in Mid-Con;

•	“Mid-Con conflicts committee” means the Conflicts Committee of the Mid-Con board;

•	“Mid-Con GP” means Mid-Con Energy GP, LLC, a Delaware limited liability company and the general partner, and wholly-owned subsidiary, of Mid-Con;

•	“Mid-Con GP interest” means the general partner interest in Mid-Con;

•	“Mid-Con LPA” means the Second Amended and Restated Agreement of Limited Partnership of Mid-Con; and

•	“Mid-Con written consent” means the written consent of Mid-Con unitholders approving the merger agreement and the transactions contemplated thereby, including the merger.

All currency amounts referenced in this joint consent statement/information statement/prospectus are in U.S. dollars.

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QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the merger and the issuance of shares of Contango common stock to Mid-Con unitholders in connection with the merger. Contango and Mid-Con urge you to carefully read the entirety of this joint consent statement/information statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the merger and the issuance of shares of Contango common stock in connection with the merger.

Q:	Why am I receiving this joint consent statement/information statement/prospectus?

A:

You are receiving this joint consent statement/information statement/prospectus because Contango and Mid-Con have entered into the merger agreement, pursuant to which, among other things, on the terms and subject to the conditions included in the merger agreement, Contango has agreed to acquire Mid-Con by means of a merger of Merger Sub, a wholly-owned subsidiary of Contango, with and into Mid-Con, with Merger Sub surviving the merger as a wholly-owned subsidiary of Contango. The merger agreement, which governs the terms of the merger, is attached to this joint consent statement/information statement/prospectus as Annex A.

In order to complete the merger, and in accordance with the rules of the NYSE American Stock Exchange (the “NYSE American”), Contango shareholders must approve the issuance of shares of Contango common stock to Mid-Con unitholders pursuant to the terms of the merger agreement (the “Contango share issuance”). Holders of 81,686,145 shares of Contango common stock, or 51.5% of the Contango common stock outstanding as of November 9, 2020, have delivered a written consent approving the Contango share issuance (the “Contango written consent”). As a result, no further action by any shareholder of Contango is required under applicable law, Contango’s certificate of formation or bylaws or otherwise to approve the Contango share issuance or any of the transactions contemplated by the merger agreement, and Contango will not solicit the vote of Contango shareholders for the approval of the Contango share issuance or such transactions and will not call a special meeting of the Contango shareholders for purposes of voting on such approval.

CONTANGO SHAREHOLDERS ARE NOT BEING ASKED FOR A CONSENT OR PROXY AND CONTANGO SHAREHOLDERS ARE REQUESTED NOT TO SEND CONTANGO A CONSENT OR PROXY.

Also, in order to complete the merger, and in accordance with the Second Amended and Restated Agreement of Limited Partnership of Mid-Con (the “Mid-Con LPA”), Mid-Con unitholders must approve the merger agreement and the transactions completed thereby, including the merger (the “Mid-Con merger proposal”). Under Voting and Support Agreements with Contango and Mid-Con (the “Mid-Con voting agreements”), Mid-Con unitholders beneficially owning 8,107,900 Mid-Con common units in the aggregate (the “Mid-Con voting agreement unitholders”) have irrevocably agreed to deliver a written consent approving the Mid-Con merger proposal (the “Mid-Con written consent”) within two business days after the effectiveness of the registration statement of which this joint consent statement/information statement/prospectus forms a part. The delivery of the Mid-Con written consent by the Mid-Con voting agreement unitholders with respect to their Mid-Con common units will be sufficient to approve the Mid-Con merger proposal.

This joint consent statement/information statement/prospectus, which you should read carefully, contains important information about the merger agreement, the merger and the transactions completed thereby.

Q:	Who is entitled to give written consent with respect to this joint consent statement/information statement/prospectus?

A:	The board of directors of Mid-Con GP (the “Mid-Con board”) has set the close of business on November 25, 2020 as the record date (the “Mid-Con record date”) for determining holders of Mid-Con common units entitled to execute and deliver written consents with respect to the Mid-Con merger proposal. If you are a record holder of outstanding Mid-Con common units as of that date, you may complete, date and sign the enclosed written consent and promptly return it to Mid-Con. For more information, please see the section entitled “Written Consents of Holders of Mid-Con Common Units—Submission of Consents.”

Q:	What will Mid-Con unitholders receive for their Mid-Con common units in the merger?

A:

Subject to certain exceptions, each Mid-Con common unit issued and outstanding immediately prior to the effective time of the merger (the “effective time”) that is eligible for conversion into Contango common stock in accordance with the terms of the merger agreement will be converted automatically into the right to receive 1.7500 shares of Contango common stock (the “exchange ratio”), with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any (the “merger consideration”).

In addition, Contango and Mid-Con will take, or cause to be taken, all actions necessary so that, at the effective time, each of Mid-Con’s outstanding phantom units will be treated as described in “The Merger—Treatment of Mid-Con Phantom Units.”

Q:	What is the Mid-Con Energy Partners, LP Long-Term Incentive Program and why am I being asked to approve an amended and restated version of it?

A:

On October 23, 2020, subject to approval of our unitholders, the Mid-Con board approved an amendment and restatement of the Mid-Con Energy Partners, LP Long-Term Incentive Program (the “LTIP”) to increase the number of common units issuable under the LTIP by 250,000 common units from 175,700 common units to 425,700 common units. The increase in the number of common units will allow Mid-Con to compensate members of the Mid-Con board with equity-settled phantom units in lieu of meeting fees otherwise payable to the Mid-Con directors. In the event that Mid-Con unitholder approval is not obtained, such equity-settled phantom units granted to Mid-Con directors will automatically terminate and cease to be outstanding. For additional discussion of the LTIP and the proposed amendment, see the section entitled “Amendment to Mid-Con Energy Partners, LP Long-Term Incentive Program.”

Q:	If I am a Mid-Con unitholder, how will I receive the merger consideration to which I am entitled?

A:

As soon as reasonably practicable after the effective time, the exchange agent will mail a form of letter of transmittal to each holder of record of Mid-Con common units. This mailing will contain instructions on how to surrender certificates or book-entry units, as applicable, in exchange for the merger consideration and any fractional share consideration.

For additional information on the exchange of Mid-Con common units for the merger consideration, see the section entitled “The Merger Agreement—Exchange and Payment Procedures.”

Q:	What will holders of Mid-Con equity awards receive in the merger?

A:

Each Mid-Con phantom unit that is outstanding as of immediately prior to the effective time will fully vest immediately prior to the effective time. At the effective time, each such award will be cancelled and converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any.

For additional information regarding the treatment of Mid-Con phantom units, please see “The Merger Agreement—Treatment of Mid-Con Phantom Units.”

Q:	Who will own Contango immediately following the merger?

A:

Contango and Mid-Con estimate that, if the merger is successfully completed, Contango shareholders as of immediately prior to the merger will hold approximately 87%, and Mid-Con unitholders as of immediately prior to the merger will hold approximately 13%, of the issued and outstanding shares of Contango common stock (without giving effect to any shares of Contango common stock held by Mid-Con unitholders prior to the merger). The exact equity stake of Mid-Con unitholders in Contango immediately following the effective time will depend on the number of shares of Contango common stock and Mid-Con common units issued and outstanding immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of Contango following the completion of the merger?

A:

Upon completion of the merger, the current directors and executive officers of Contango are expected to continue in their current positions, other than for changes that may be publicly announced by Contango in the future in the normal course.

Q:	Will the shares of Contango common stock received at the time of completion of the merger be traded on an exchange?

A:

Yes. It is a condition to the consummation of the merger that the shares of Contango common stock issuable to Mid-Con unitholders in connection with the merger be authorized for listing on the NYSE American, upon official notice of issuance. Mid-Con common units currently trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MCEP.” When the merger is completed, the Mid-Con common units will cease to be traded on the Nasdaq and will be deregistered under the Exchange Act.

Q:	How will Contango shareholders be affected by the merger?

A:

Upon completion of the merger, each Contango shareholder will hold the same number of shares of Contango common stock that such shareholder held immediately prior to completion of the merger. As a result of the merger, Contango shareholders will own shares in a larger company with more assets. However, because Contango will be issuing additional shares of Contango common stock to Mid-Con unitholders in exchange for their Mid-Con common units in connection with the merger, each outstanding share of Contango common stock issued and outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Contango common stock issued and outstanding after the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of Mid-Con common units?

A:

The receipt of Contango common stock in exchange for Mid-Con common units pursuant to the merger will be a taxable transaction to U.S. holders (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) for U.S. federal income tax purposes. A U.S. holder will generally recognize capital gain or loss on the receipt of Contango common stock in exchange for Mid-Con common units. However, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” owned by Mid-Con and its subsidiaries. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Mid-Con’s income may become available to offset a portion of the gain recognized by such U.S. holder. Please read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of certain material U.S. federal income tax consequences of the merger.

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Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of Mid-Con common units.

Q:	When do Contango and Mid-Con expect to complete the merger?

A:

Contango and Mid-Con currently expect to complete the merger in early 2021. In accordance with Rule 14c-2 under the Exchange Act, the closing of the merger will become effective no sooner than 20 calendar days following the mailing of this joint consent statement/information statement/prospectus to Contango shareholders. Neither Contango nor Mid-Con can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Merger—Regulatory Approvals” and “The Merger Agreement—Conditions Precedent to the Merger.”

Q:	What happens if the merger is not completed?

A:

If the merger is not completed for any reason, Mid-Con unitholders will not receive any payment for the Mid-Con common units they own. Instead, Mid-Con will remain an independent public company, Mid-Con common units will continue to be listed and traded on the Nasdaq and registered under the Exchange Act, and Mid-Con will continue to file periodic reports with the SEC.

Under specified circumstances, Contango or Mid-Con may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Termination Fees and Expense Reimbursement.”

Q:	What Contango shareholder approval is required to adopt the Contango share issuance?

A:

The approval of the Contango share issuance by written consent requires the affirmative vote of a majority of the outstanding Contango common stock entitled to vote thereon. Holders of 81,686,145 shares of Contango common stock, or 51.5% of the Contango common stock outstanding as of November 9, 2020, have delivered the Contango written consent approving the Contango share issuance. As a result, no further action by any shareholder of Contango is required under applicable law, Contango’s certificate of formation or bylaws or otherwise to approve the Contango share issuance or any of the transactions contemplated by the merger agreement, and Contango will not solicit the vote of Contango shareholders for the approval of the Contango share issuance or such transactions and will not call a special meeting of the Contango shareholders for purposes of voting on such approval.

Q:	What Mid-Con unitholder approval is required to adopt the Mid-Con merger proposal and the amended and restated LTIP?

A:

The approval of the Mid-Con merger proposal and the amended and restated LTIP requires the affirmative vote or consent of the holders of a majority of the outstanding Mid-Con common units. Under the Mid-Con voting agreements, the Mid-Con voting agreement unitholders have irrevocably agreed to deliver the Mid-Con written consent approving the Mid-Con merger proposal within two business days after the effectiveness of the registration statement of which this joint consent statement/information statement/prospectus forms a part. The delivery of the Mid-Con written consent by the Mid-Con voting agreement unitholders with respect to their Mid-Con common units will be sufficient to approve the Mid-Con merger proposal. For more information, please see the section entitled “Written Consents of Holders of Mid-Con Common Units—Mid-Con Common Units Entitled to Consent and Consent Required.”

Q:	How do I return my written consent?

A:

If you are a holder of Mid-Con common units at the close of business on the Mid-Con record date and, after careful reading and considering the information contained in this joint consent statement/information statement/prospectus, you wish to return your written consent, please complete, date and sign the enclosed written consent and promptly return it to Mid-Con by one of the means described in “Written Consents of Holders of Mid-Con Common Units—Submission of Consents.”

Mid-Con will not be holding a unitholders’ meeting to consider the Mid-Con merger proposal or the amended and restated LTIP, and therefore you will be unable to vote in person by attending such meeting.

Q:	Can I change or revoke my written consent?

A:

Yes. If you are a holder of Mid-Con common units at the close of business on the Mid-Con record date, you may change or revoke your consent to the Mid-Con merger proposal or the amended and restated LTIP at any time before the consents of a sufficient number of Mid-Con common units to approve the Mid-Con merger proposal or the amended and restated LTIP have been delivered to the secretary of Mid-Con. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Written Consents of Holders of Mid-Con Common Units—Submission of Consents,” or delivering a notice of revocation to the secretary of Mid-Con.

Q:	If my Mid-Con common units are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically submit a written consent for me?

A:	No. If your Mid-Con common units are held in “street name,” you must instruct your bank, broker or other nominee whether to submit a written consent on your behalf.

Q:	Are there any risks that I should consider as a Contango shareholder or Mid-Con unitholder?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Contango and Mid-Con contained in the documents that are included in or incorporated by reference into this joint consent statement/information statement/prospectus.

Q:	What happens if I sell or otherwise transfer my Mid-Con common units before the completion of the merger?

A:

Only Mid-Con unitholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your Mid-Con common units prior to the completion of the merger, you will not be entitled to receive the merger consideration by virtue of the merger.

Q:	If I am a Contango shareholder and I oppose the Contango share issuance or if I am a Mid-Con unitholder and I oppose the Mid-Con merger proposal, am I entitled to appraisal rights?

A:

No. Under Texas law, Contango shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Contango common stock as contemplated by the merger agreement. Under Delaware law, holders of Mid-Con common units are not entitled to appraisal rights or dissenters’ rights in connection with the merger.

Q:	Whom should I contact if I have any questions?

A:

If you have any questions about the merger or the Mid-Con written consent, or if you need to obtain copies of this joint consent statement/information statement/prospectus or other documents incorporated by reference into this joint consent statement/information statement/prospectus, you may contact the appropriate contact listed below:

For Contango shareholders: Contango Oil & Gas Company Attn: Investor Relations 717 Texas Avenue, Suite 2900 Houston, Texas 77002 (713) 236-7400 investorrelations@contango.com	For Mid-Con unitholders: Mid-Con Energy Partners, LP Attn: Investor Relations 2431 East 61st Street, Suite 800 Tulsa, Oklahoma 74136 (918) 748-3361 MSA.OwnerRelations@contango.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint consent statement/information statement/prospectus and the documents incorporated by reference into this joint consent statement/information statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Contango shareholders and Mid-Con unitholders more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Contango and Mid-Con refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties

Contango Oil & Gas Company

Contango is an independent oil and natural gas company that explores for, develops and produces oil, natural gas liquids and gas within the shallow waters of the Gulf of Mexico and onshore Texas, Oklahoma, Louisiana and Wyoming. Contango is a Texas corporation, and its common stock has been listed and traded on the NYSE American under the ticker symbol “MCF.” Contango’s principal executive office is currently located at 717 Texas Avenue, Suite 2900, Houston, Texas 77002, and its telephone number is (713) 236-7400. Contango also maintains field offices in its various areas of operation. Subsequent to the closing of the merger, Contango’s principal executive office will be moved to Fort Worth, Texas.

Michael Merger Sub LLC

Merger Sub is a wholly-owned subsidiary of Contango and a Delaware limited liability company formed on October 16, 2020 for the purpose of effecting the merger. Under the merger agreement, Mid-Con will merge with and into Merger Sub, with Merger Sub continuing as the surviving limited liability company and a wholly-owned subsidiary of Contango. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Mid-Con Energy Partners, LP

Mid-Con is an independent oil and natural gas company focused on the acquisition, development, exploration and production of oil and natural gas properties in the Mid-Continent, Big Horn and Powder River Basins with a focus on enhanced oil recovery. The Mid-Continent, Big Horn and Powder River Basins are located in Oklahoma and Wyoming and are characterized by multiple fields and waterflood units that are in close proximity to one another, produce from geologically similar reservoirs. Mid-Con common units are traded on the Nasdaq under the symbol “MCEP.” The principal executive offices of Mid-Con are located at 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma 74136 and its telephone number is (918) 748-3361. Mid-Con GP is the general partner of Mid-Con.

The Merger (See page 30)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Mid-Con will merge with and into Merger Sub, with Merger Sub surviving the merger as a limited liability company and wholly-owned direct subsidiary of Contango. At the effective time, by virtue of the merger, each eligible Mid-Con common unit (other than Mid-Con common units held in the treasury of Mid-Con or owned, directly or indirectly, by Mid-Con GP immediately prior to the effective time, which will automatically be cancelled for no consideration), will be converted into the right to receive 1.7500 shares of Contango common stock, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of any fractional shares of Contango common stock, and the general partner interest in Mid-Con (the “Mid-Con GP interest”) will automatically be cancelled for no consideration. In addition, Mid-Con will take, or cause to be taken, all actions necessary so that at the effective time, each of Mid-Con’s phantom units will be treated as described in “The Merger—Treatment of Mid-Con Phantom Units.”

Required Approval of the Contango Share Issuance by the Contango Shareholders

The approval of the Contango share issuance by written consent requires the affirmative vote of a majority of the outstanding Contango common stock entitled to vote thereon. Holders of 81,686,145 shares of Contango common stock, or 51.5% of the Contango common stock outstanding as of November 9, 2020, have delivered the Contango written consent approving the Contango share issuance. As a result, no further action by any shareholder of Contango is required under applicable law, Contango’s certificate of formation or bylaws or otherwise to approve the Contango share issuance or any of the transactions contemplated by the merger agreement, and Contango will not solicit the vote of Contango shareholders for the approval of the Contango share issuance or such transactions and will not call a special meeting of the Contango shareholders for purposes of voting on such approval.

Required Approval of the Mid-Con Merger Proposal by the Mid-Con Unitholders (See page 29)

The approval of the Mid-Con merger proposal requires the affirmative vote or consent of the holders of a majority of the outstanding Mid-Con common units. Under the Mid-Con voting agreements, the Mid-Con voting agreement unitholders have irrevocably agreed to deliver the Mid-Con written consent approving the Mid-Con merger proposal within two business days after the effectiveness of the registration statement of which this joint consent statement/information statement/prospectus forms a part. The delivery of the Mid-Con written consent by the Mid-Con voting agreement unitholders with respect to their Mid-Con common units will be sufficient to approve the Mid-Con merger proposal. For more information, please see the section entitled “Written Consents of Holders of Mid-Con Common Units—Mid-Con Common Units Entitled to Consent and Consent Required.”

Recommendation of the Contango Board and Reasons for the Merger (See page 41)

At a meeting duly called and held on October 25, 2020, the Contango board, by unanimous vote of the disinterested directors, (i) determined that the merger agreement and the transactions contemplated thereby are in the best interests of Contango and its shareholders, (ii) approved the merger agreement and the transactions contemplated hereby, and (iii) resolved to recommend approval of the Contango share issuance by Contango’s shareholders.

For additional information on the recommendation of the Contango board, please see “The Merger—Recommendation of the Contango Board and Reasons for the Merger.”

Recommendation of the Mid-Con Board and Reasons for the Merger (See page 43)

On October 25, 2020, the Conflicts Committee (the “Mid-Con conflicts committee”) of the board of directors of Mid-Con GP (the “Mid-Con board”), by unanimous vote, in good faith (i) determined that the merger agreement and the transactions contemplated thereby are in, or not opposed to, the best interests of Mid-Con and the Mid-Con unaffiliated public unitholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger (the foregoing constituting “Special Approval” pursuant to the Mid-Con LPA), and (iii) recommended to the Mid-Con board the approval of the merger agreement and the transactions contemplated thereby, including the merger.

Upon the receipt of the unanimous recommendation of the Mid-Con conflicts committee, on October 25, 2020, the Mid-Con board, by unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby are in, or not opposed to, the best interests of Mid-Con and the holders of Mid-Con common units, including the Mid-Con unaffiliated public unitholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) directed that the merger agreement and the transactions contemplated thereby, including the merger, be submitted to a vote of the holders of Mid-Con common units by written consent and recommended approval of the merger agreement and the transactions contemplated thereby, including the merger, by the holders of Mid-Con common units.

For additional information on the recommendation of the Mid-Con board, please see “The Merger—Recommendation of the Mid-Con Board and Reasons for the Merger.”

Opinion of Contango’s Financial Advisor (See page 51 and Annex B)

Intrepid Partners, LLC (See page 51 and Annex B)

The Contango board engaged Intrepid Partners, LLC (“Intrepid”) to act as its financial advisor for purposes of the proposed merger. On October 25, 2020, Intrepid delivered to the Contango board the oral opinion, confirmed by the delivery of a written opinion dated as of the same date, that as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the exchange ratio in the merger is fair from a financial point of view to Contango.

The full text of Intrepid’s written opinion, dated October 25, 2020, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex B to this joint consent statement/information statement/prospectus and is incorporated by reference in its entirety.

Intrepid provided its opinion for the information and benefit of the Contango board (in its capacity as such) in connection with its evaluation of the merger. The opinion does not address Contango’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative that may be available to Contango. The opinion is not intended to be and does not constitute a recommendation to any shareholder of Contango (“Contango shareholder”) as to how such Contango shareholder should act or vote with respect to the merger or any other matter. In addition, the opinion is not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Contango board (including any equity holders, creditors or other constituencies of Contango). This summary is qualified in its entirety by reference to the full text of the opinion.

Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and were evaluated as of, October 25, 2020. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after October 25, 2020. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Contango or Mid-Con and the price, trading range or volume at which any securities will trade at any time.

For further information, please see “The Merger—Opinion of Contango’s Financial Advisor” beginning on page 51 of this joint consent statement/information statement/prospectus.

Opinion of the Mid-Con Conflicts Committee’s Financial Advisor (See page 64 and Annex C)

Petrie Partners Securities, LLC (See page 64 and Annex C)

Mid-Con engaged, and the Mid-Con conflicts committee requested, Petrie Partners, LLC (or its affiliate, Petrie Partners Securities, LLC, “Petrie Partners”) to act as the Mid-Con conflicts committee’s financial advisor for purposes of the proposed merger. On October 25, 2020, Petrie Partners delivered an opinion to the Mid-Con conflicts committee as to the fairness, from a financial point of view, of the merger consideration to be received by the Mid-Con unaffiliated public unitholders pursuant to the merger agreement.

The full text of Petrie Partners’ written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken, is attached as Annex C to this joint consent statement/information statement/prospectus and is incorporated by reference in its entirety. The summary of Petrie Partners’ opinion set forth in this joint consent statement/information statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Mid-Con unitholders are encouraged to read the Petrie Partners opinion carefully in its entirety. Petrie Partners delivered its opinion for the information and assistance of the Mid-Con conflicts committee in connection with its consideration of the proposed merger, and Petrie Partners’ opinion does not address any other aspect of the merger agreement and does not constitute a recommendation as to how any Contango shareholder or Mid-Con unitholder should vote with respect to the proposed merger or any other matter.

For further information, please see “The Merger—Opinion of the Mid-Con Conflicts Committee’s Financial Advisor” beginning on page 64 of this joint consent statement/information statement/prospectus.

Interests of Certain Mid-Con Directors and Executive Officers in the Merger (See page 79)

Mid-Con’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Mid-Con unitholders generally. The members of the Mid-Con conflicts committee and the Mid-Con board were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Mid-Con common unitholders approve the merger. These interests are described in more detail in the section entitled “The Merger—Interests of Certain Mid-Con Directors and Executive Officers in the Merger.”

Board of Directors and Management of Contango Following Completion of the Merger (See page 80)

Upon completion of the merger, the current directors and executive officers of Contango are expected to continue in their current positions, other than for changes that be publicly announced by Contango in the future in the normal course.

Appraisal Rights or Dissenters’ Rights (See page 85)

Contango shareholders and Mid-Con unitholders are not entitled to appraisal rights in connection with the merger. For additional information, see the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Material U.S. Federal Income Tax Consequences of the Merger (See page 80)

The receipt of Contango common stock in exchange for Mid-Con common units pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes to U.S. holders (as defined in “The Merger—Material U.S. Federal Income Tax Consequences”). A U.S. holder who receives Contango common stock in exchange for Mid-Con common units pursuant to the merger will recognize gain or loss in an amount equal to the difference between:

•

the sum of (i) the amount of any cash received, (ii) the fair market value of any Contango common stock received, and (iii) such U.S. holder’s share of Mid-Con’s nonrecourse liabilities immediately prior to the merger; and

•	such U.S. holder’s adjusted tax basis in the Mid-Con common unit exchanged therefor.

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion is likely to be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” owned by Mid-Con and its subsidiaries. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Mid-Con’s income may become available to offset a portion of the gain recognized by such U.S. holder. The U.S. federal income tax consequences of the merger to a Mid-Con unitholder will depend on such unitholder’s own personal tax situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of Mid-Con common units.

Accounting Treatment of the Merger (See page 84)

Contango prepares its financial statements in accordance with GAAP. The merger will be accounted for as a business combination, using the acquisition method of accounting with Contango being considered the acquirer of Mid-Con for accounting purposes. This means that Contango will record all assets acquired and liabilities assumed from Mid-Con at their acquisition date fair values at the effective date of the merger.

Regulatory Approvals (See page 84)

Securities and Exchange Commission

In connection with the Contango share issuance, Contango has filed a registration statement with the SEC under the Securities Act, of which this joint consent statement/information statement/prospectus forms a part, pursuant to which the issuance of shares of Contango common stock in the merger will be registered with the SEC.

NYSE American

In addition, the completion of the merger is subject to approval for listing of the shares of Contango common stock to be issued in the merger on the NYSE American, subject to official notice of issuance.

Treatment of Mid-Con Phantom Units (See page 84)

Each Mid-Con phantom unit that is outstanding as of immediately prior to the effective time will fully vest immediately prior to the effective time. At the effective time, each such award will be cancelled and converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any.

For additional information regarding the treatment of Mid-Con phantom units, please see “The Merger—Treatment of Mid-Con Phantom Units.”

Listing of Contango Common Stock; Delisting and Deregistration of Mid-Con Common Units (See page 85)

It is a condition to the consummation of the merger that the shares of Contango common stock issuable to Mid-Con unitholders in the merger be approved for listing on the NYSE American, subject to official notice of issuance.

Mid-Con common units currently trade on the Nasdaq under the stock symbol “MCEP.” When the merger is completed, Mid-Con will cease to exist and the Mid-Con common units will cease to be traded on the Nasdaq and will be deregistered under the Exchange Act.

No Solicitation; Recommendations (See page 93)

Subject to certain exceptions, the merger agreement limits Contango’s and Mid-Con’s ability to solicit, knowingly encourage (including by way of providing information or taking any other action) or discuss or negotiate with any person with respect to an acquisition proposal (as defined herein). For a more detailed discussion on Contango and Mid-Con and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement—No Solicitation; Recommendations.”

Conditions Precedent to the Merger (See page 97)

The obligations of the parties to consummate the merger are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Contango share issuance by the Contango shareholders (which has been obtained) and approval of the Mid-Con merger proposal by the Mid-Con unitholders shall have been obtained;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the merger;

•

the shares of Contango common stock to be issued to Mid-Con unitholders as provided for in the merger agreement shall have been approved for listing on the NYSE American, subject to official notice of issuance; and

•

the registration statement on Form S-4, of which this joint consent statement/information statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall be been initiated or threatened.

The obligations of Contango and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Contango, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Mid-Con and Mid-Con GP set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect;

•

performance of, in all material respects, all obligations required to be performed under the merger agreement by Mid-Con and Mid-Con GP at or prior to the effective time, and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect; and

•

since the date of the merger agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Mid-Con, and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect.

The obligations of Mid-Con and Mid-Con GP to effect the merger are also subject to the satisfaction, or waiver by Mid-Con, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Contango and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Mid-Con’s receipt of an officer’s certificate from Contango to that effect;

•

performance of, in all material respects, all obligations required to be performed under the merger agreement by Contango and Merger Sub at or prior to the effective time, and Mid Con’s receipt of an officer’s certificate from Contango to that effect; and

•

since the date of the merger agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Contango, and Mid-Con’s receipt of an officer’s certificate from Contango to that effect.

As further discussed under the section entitled “Risk Factors,” neither Contango nor Mid-Con can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 98)

Contango and Mid-Con may mutually agree in writing to terminate the merger agreement before consummating the merger, even after approval of the Contango share issuance by the Contango shareholders and the Mid-Con merger proposal by the Mid-Con unitholders have been obtained.

In addition, either Contango or Mid-Con may terminate the merger agreement if:

•

the merger has not been consummated on or before April 23, 2021 (the “outside date”); provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the primary cause of, or the primary factor that resulted in, the failure of the merger to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree ruling or other action in accordance with the terms of the merger agreement; or

•

the other party has breached or failed to perform any of its covenants or agreements set forth in the merger agreement, or if any representation or warranty of the other party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the effective time, would result in the failure of any condition to the merger and such breach cannot be or has not been cured by the earlier of the outside date and 30 days after the giving of written notice to the breaching party of such breach or failure (a “terminable breach”); provided, that the terminating party is not then in terminable breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Contango, if (i) a Mid-Con adverse recommendation change shall have occurred, (ii) the Mid-Con board (or any committee thereof), within ten business days of a tender or exchange offer relating to securities of Mid-Con having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (iii) the Mid-Con board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the merger agreement and the merger within ten business days after the date any Mid-Con acquisition proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Mid-Con’s unitholders upon a request to do so by Contango, (iv) Mid-Con shall have breached or failed to perform any of its obligations set forth in the “no solicitation” or joint consent statement/information statement/prospectus covenants (in each case, excluding any such breaches that do not adversely affect Contango or the transactions contemplated by the merger agreement in any material respect) or (v) Mid-Con or the Mid-Con board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions;

•

by Mid-Con, if (i) a Contango adverse recommendation change shall have occurred, (ii) the Contango board (or any committee thereof), within ten business days of a tender or exchange offer relating to securities of Contango having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (iii) the Contango board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the Contango share issuance within ten business days after the date any Contango acquisition proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Contango’s shareholders upon a request to do so by Mid-Con, (iv) Contango shall have breached or failed to perform any of its obligations set forth in the “no solicitation” or joint consent statement/information statement/prospectus covenants (in each case, excluding any such breaches that do not adversely affect Mid-Con or the transactions contemplated by the merger agreement in any material respect) or (v) Contango or the Contango board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions.

Termination Fees and Expense Reimbursement (See page 100)

Termination Fees Payable by Contango

The merger agreement requires Contango to pay Mid-Con a termination fee of up to $1,500,000 (less the amount of any expense reimbursement fee previously paid to Mid-Con as described below under “Expenses Payable by Contango”) in the event that:

•

(i) a Contango acquisition proposal (whether or not conditional) or intention to make a Contango acquisition proposal (whether or not conditional) is publicly made directly to Contango’s shareholders or is otherwise publicly disclosed, (ii) the merger agreement is terminated by (A) Contango or Mid-Con due to a failure of the merger to close by the outside date or (B) Mid-Con as a result of a terminable breach by Contango and (iii) within 12 months after such termination, Contango enters into a written definitive agreement for a Contango acquisition proposal made by the person that proposed such pre-termination acquisition proposal (or an affiliate thereof) or recommends or submits such acquisition proposal to its shareholder for approval, or a transaction in respect of such acquisition proposal is consummated; provided that for purposes of this clause (iii), each reference to “20%” in the definition of “acquisition proposal” shall be deemed to be a reference to “50%”; or

•	the merger agreement is terminated by Mid-Con after the occurrence of a Contango adverse recommendation change or related events as described above.

In no event shall Contango be required to pay the termination fee on more than one occasion.

Expenses Payable by Contango

If a termination fee is payable pursuant to either bullet above under “Termination Fees Payable by Contango,” Contango will be required to reimburse Mid-Con and its affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants of Mid-Con and its affiliates) incurred by Mid-Con or Mid-Con GP, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of merger agreement and the transactions contemplated thereby, up to a maximum amount of $1,500,000 (less any amounts previously reimbursed by Contango). In addition, Contango is required to reimburse Mid-Con for such fees and expenses incurred prior to execution of the merger agreement, up to a maximum amount of $250,000.

Termination Fees Payable by Mid-Con

The merger agreement requires Mid-Con to pay Contango a termination fee of $1,500,000 if:

•

(i) a Mid-Con acquisition proposal (whether or not conditional) or intention to make a Mid-Con acquisition proposal (whether or not conditional) is publicly made directly to Mid-Con’s unitholders or is otherwise publicly disclosed, (ii) the merger agreement is terminated by (A) Contango or Mid-Con due to a failure of the merger to close by the outside date or (B) Contango as a result of a terminable breach by Mid-Con and (iii) within 12 months after such termination, Mid-Con enters into a written definitive agreement for a Mid-Con acquisition proposal made by the person that proposed such pre-termination acquisition proposal (or an affiliate thereof) or recommends or submits such acquisition proposal to its unitholders for adoption, or a transaction in respect of such acquisition proposal is consummated; provided that for purposes of this clause (iii), each reference to “20% ” in the definition of “acquisition proposal” shall be deemed to be a reference to “50%”; or

•	the merger agreement is terminated by Contango after the occurrence of a Mid-Con adverse recommendation change or related events as described above.

In no event shall Mid-Con be required to pay the termination fee on more than one occasion.

Expenses Payable by Mid-Con

If a termination fee is payable pursuant to either bullet above under “Termination Fees Payable by Mid-Con,” Mid-Con will be required to reimburse Contango and its affiliates for (i) all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants of Contango and its affiliates) incurred by Contango and Merger Sub, or on their behalf, in connection or related to the authorization, preparation, investigation, negotiation, execution and performance of merger agreement and the transactions contemplated thereby, up to a maximum amount of $1,500,000, and (ii) if the merger agreement is terminated by Contango as a result of a Mid-Con adverse recommendation change or related events or a terminable breach by Mid-Con, in each case as described above, all amounts previously reimbursed by Contango to Mid-Con.

Specific Performance (See page 101)

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Closing and Effective Time of the Merger (See page 87)

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As soon as practicable on the closing date, a certificate of merger will be filed with the Secretary of State of the State of Delaware. The merger will become effective at such time on the closing date as the parties agree in writing and specify in the certificate of merger.

Contango and Mid-Con have targeted to complete the merger in early 2021, subject to the satisfaction or waiver of the conditions to the merger. In accordance with Rule 14c-2 under the Exchange Act, the closing of the merger will become effective no sooner than 20 calendar days following the mailing of this joint consent statement/information statement/prospectus to Contango shareholders.

Comparison of Rights of Contango Shareholders and Mid-Con Unitholders (See page 124)

Mid-Con unitholders receiving Contango common stock in the merger will have different rights once they become shareholders of Contango due to differences between the governing documents of Contango and Mid-Con and applicable law. These differences are described in more detail in “Comparison of Shareholder and Unitholder Rights.”

Risk Factors (See page 19)

You should carefully consider all of the information contained in or incorporated by reference into this joint consent statement/information statement/prospectus, including the specific risk factors under the heading “Risk Factors.”

Litigation Related to the Merger (See page 85)

Following the filing of the preliminary joint consent statement/information statement/prospectus on November 23, 2020, one complaint has been filed with respect to the merger as of December 4, 2020 in the United States District Court for the District of Delaware. The complaint is captioned as Stein v. Mid-Con Energy Partners, LP et al, No. 1:20-cv-01601-UNA (D. Del.) (the “unitholder action”). The unitholder action was filed by a purported Mid-Con unitholder and names Mid-Con and members of the Mid-Con board as defendants. The unitholder action generally alleges a purported failure to disclose material information related to the financial projections of Contango’s and Mid-Con’s management and the financial analyses of Mid-Con’s financial advisor. The unitholder action alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 by making inadequate or misleading disclosures and alleges that the individual Mid-Con board members are liable under Section 20(a) of the Exchange Act. The unitholder action seeks, among other things, to enjoin the consummation of the merger unless and until the defendants disclose the material information that was allegedly omitted from the preliminary joint consent statement/information statement/prospectus and to rescind the merger agreement (to the extent already implemented) or grant an award of rescissory damages. The unitholder action also seeks payment of attorneys’ and expert fees and expenses. The unitholder action is at a preliminary stage and the defendants have not yet answered or otherwise responded to the complaint. Contango and Mid-Con believe that the claims asserted in the unitholder action are meritless, but cannot currently reasonably predict the outcome of or reasonably estimate the possible loss, if any, or range of loss from this lawsuit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CONTANGO

The following table sets forth selected historical consolidated financial data that has been derived from Contango’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2019, as well as from Contango’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Contango or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Contango’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Contango’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, each of which is incorporated by reference into this joint consent statement/information statement/prospectus. The selected statement of operations data for the years ended December 31, 2017, 2016 and 2015 and selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from Contango’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint consent statement/information statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(In thousands, except per share data)
Income Statement Data
Operating revenues	$83,763	$39,320	$76,512	$77,087	$78,545	$78,183	$116,505
Loss from continuing operations	(140,094)	(21,417)	(159,796)	(121,568)	(17,643)	(58,029)	(335,048)
Net loss attributable to common shareholders	(140,094)	(21,417)	(159,796)	(121,568)	(17,643)	(58,029)	(335,048)
Net loss per share:
Basic	(1.07)	(0.59)	(2.95)	(4.69)	(0.71)	(2.71)	(17.67)
Diluted	(1.07)	(0.59)	(2.95)	(4.69)	(0.71)	(2.71)	(17.67)
Weighted average shares outstanding
Basic	131,493	36,518	54,136	25,945	24,686	21,424	18,965
Diluted	131,493	36,518	54,136	25,945	24,686	21,424	18,965
Cash dividends per common share	—	—	—	—	—	—	—
Capital expenditures	22,209	27,309	42,737	58,947	66,613	24,929	77,820

Balance Sheet Data
Current assets	49,179	31,602	46,387	17,434	15,773	19,054	22,272
Total assets	192,819	281,647	353,826	257,132	381,453	376,514	416,756
Current liabilities	93,277	63,447	110,547	101,257	50,537	62,889	40,961
Noncurrent liabilities (excluding long-term debt)	51,627	15,519	54,471	15,486	20,936	22,866	22,506
Long-term debt	69,369	28,100	72,768	—	85,380	54,354	115,446
Shareholders’ equity (deficit)	(21,454)	174,581	116,040	140,389	224,600	236,405	237,843

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MID-CON

The following table sets forth selected historical consolidated financial data that has been derived from Mid-Con’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2019, as well as from Mid-Con’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Mid-Con or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Mid-Con’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Mid-Con’s Annual Report on Form 10-K for the year ended December 31, 2019, recast to give effect to the 2020 reverse split, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, attached as Annexes D and E, respectively, to this joint consent statement/information statement/prospectus. The selected statement of operations data for the years ended December 31, 2017, 2016 and 2015 and selected balance sheet data as of December 31, 2017, 2016 and 2015 (i) have been derived from Mid-Con’s audited consolidated financial statements for such years, which have not been included in this joint consent statement/information statement/prospectus and (ii) give effect to the 2020 reverse split.

	Nine Months Ended September 30,		Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(In thousands, except per share data)
Income Statement Data
Operating revenues	$48,497	$45,695	$55,501	$72,788	$56,984	$43,896	$96,280
Income (loss) from continuing operations	(12,681)	7,270	(599)	(18,253)	(27,333)	(24,814)	(95,495)
Limited partners’ interest in net income (loss)	(13,853)	3,714	(5,235)	(22,495)	(30,072)	(25,768)	(94,349)
Net income (loss) per unit:
Basic	(1.97)	2.42	(3.40)	(14.83)	(20.04)	(17.27)	(63.66)
Diluted	(1.97)	1.41	(3.40)	(14.83)	(20.04)	(17.27)	(63.66)
Weighted average limited partner units outstanding
Basic	7,048	1,537	1,538	1,516	1,500	1,492	1,482
Diluted	7,048	2,657	1,538	1,516	1,500	1,492	1,482
Cash dividends per limited partner unit	—	—	—	—	—	—	—
Capital expenditures	6,100	12,659	17,199	29,860	15,118	26,110	13,894

Balance Sheet Data
Current assets	11,991	8,510	7,560	10,875	9,421	8,406	35,217
Total assets	186,870	205,043	202,769	221,704	219,363	276,286	327,086
Current liabilities	76,373	6,736	10,391	5,897	7,156	9,147	33,909
Noncurrent liabilities (excluding long-term debt)	32,292	31,101	30,722	26,048	10,985	13,919	12,679
Long-term debt	—	65,000	68,000	93,000	99,000	122,000	150,000
Convertible preferred units	—	37,422	37,793	36,350	20,534	19,570	—
Partners’ equity	78,205	64,784	55,863	60,409	81,688	111,650	130,498

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed consolidated combined statements of operations data for the nine months ended September 30, 2020 and year ended December 31, 2019 have been prepared to give effect to the proposed merger and related transactions, as well as the effects of Contango’s acquisition of certain assets and liabilities, including approximately 306,000 net acres located in the STACK, Anadarko and Cherokee operating districts in Oklahoma (the “White Star Properties”), which closed on October 30, 2019, together with the private placement of Contango’s Series B Contingent Convertible Preferred Stock and an increase in borrowings under Contango’s credit agreement to pay the purchase price therefor (collectively, the “White Star transactions”), as if they had been completed on January 1, 2019. The unaudited pro forma condensed consolidated combined balance sheet data at September 30, 2020 has been prepared to give effect to the merger and related transactions as if they were completed on September 30, 2020. The following summary unaudited pro forma condensed consolidated combined financial information should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” and related notes included in this joint consent statement/information statement/prospectus.

The unaudited pro forma condensed consolidated combined financial statements have been prepared using the acquisition method of accounting for business combinations under GAAP, with Contango treated as the acquirer. Under the acquisition method of accounting, Contango will record all assets acquired and liabilities assumed from Mid-Con at their respective acquisition date fair values at the effective time. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Additionally, the value of the consideration to be paid by Contango upon the consummation of the merger will be determined based on the closing price of Contango common stock on the closing date of the merger. The sources and amounts of merger transaction expenses may also differ from that assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair values as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or financial position of the combined company that would have been recorded had the merger been completed as of the dates presented and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed consolidated combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the combined operations.

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
	(in thousands, except per share data)
Pro Forma Statement of Operations Data:
Total revenues	$113,198	$273,277
Net loss	(153,108)	(270,188)
Net loss per share of common stock
Basic	(0.84)	(2.35)
Diluted	(0.84)	(2.35)

September 30, 2020
(in thousands)
Pro Forma Balance Sheet Data:
Total assets	$345,659
Long-term debt	102,456
Total shareholders’ equity	57,021

UNAUDITED COMPARATIVE PER SHARE AND PER UNIT DATA

The following tables present Contango’s and Mid-Con’s historical and pro forma per share and per unit data, respectively, for the year ended December 31, 2019 and the nine months ended September 30, 2020. The pro forma per share and per unit data for the year ended December 31, 2019 and for the nine months ended September 30, 2020 is (i) presented as if the merger had been completed on January 1, 2019 and (ii) recast, with respect to the per unit data for the year ended December 31, 2020, to give effect to the 2020 reverse split.

Historical per share data of Contango for the year ended December 31, 2019 and the nine months ended September 30, 2020 was derived from Contango’s historical financial statements for the respective periods. Historical per unit data of Mid-Con for the year ended December 31, 2019 and the nine months ended September 30, 2020 was derived from Mid-Con’s historical financial statements for the respective periods. This information should be read together with the historical consolidated financial statements and related notes of Mid-Con included elsewhere herein and of Contango filed with the SEC, and that are incorporated into this joint consent statement/information statement/prospectus by reference. Please see “Where You Can Find More Information.”

Unaudited summary pro forma combined per share and per unit data for the year ended December 31, 2019 and the nine months ended September 30, 2020 was derived and should be read in conjunction with the unaudited pro forma condensed consolidated combined financial data included in “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” and the related notes thereto included in this joint consent statement/information statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period.

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Contango Historical Data
Net loss per common share
Basic	$(1.07)	$(2.95)
Diluted	(1.07)	(2.95)
Cash dividends declared and paid per share	—	—
Book value per common share as of period end	(0.16)	0.90
Mid-Con Historical Data
Net loss per limited partner unit
Basic	(1.97)	(3.40)
Diluted	(1.97)	(3.40)
Cash distributions declared and paid per unit	—	—
Book value per limited partner unit as of period end	5.46	1.84
Unaudited pro forma
Net loss per common share
Basic	(0.84)	(2.35)
Diluted	(0.84)	(2.35)
Cash dividends declared per share	—	—
Book value per common share as of period end	0.31
Equivalent basis unaudited pro forma (1)
Net loss per limited partner unit
Basic	(1.47)	(4.11)
Diluted	(1.47)	(4.11)
Cash dividends declared per unit	—	—
Book value per limited partner unit as of period end	0.55

(1)

Equivalent basis unaudited pro forma combined amounts have been calculated by multiplying the unaudited pro forma combined per share amounts by the 1.7500 exchange ratio so that the per share amounts are equated to the respective values for one unit of limited partner interest.

MARKET PRICE INFORMATION

Contango’s common stock is listed on the NYSE American under the symbol “MCF.” Mid-Con common units are listed on the Nasdaq under the symbol “MCEP.”

The high and low trading prices for the Contango common stock as of October 23, 2020, the last trading day immediately before the public announcement of the merger, were $1.81 and $1.58, respectively. The high and low trading prices for the Mid-Con common units as of October 23, 2020, the last trading day immediately before the public announcement of the merger, were $2.12 and $2.07, respectively.

As of December 3, 2020, the last date before the date of this joint consent statement/information statement/prospectus for which it was practicable to obtain this information, there were 173,687,624 shares of Contango common stock outstanding and 14,311,522 Mid-Con common units outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Contango common stock or Mid-Con common units, the market value of Contango common stock that Mid-Con unitholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Contango common stock that Mid-Con unitholders would receive if the merger were completed on the date of this joint consent statement/information statement/prospectus. Please see “Risk Factors—Risk Factors Relating to the Merger.”

The following table sets forth the closing sale price of Mid-Con common units as reported on the Nasdaq and the closing sale price per share of Contango common stock as reported on the NYSE American, in each case on October 23, 2020, the last trading day before the public announcement of the parties entering into the merger agreement, and on December 17, 2020, the last practicable trading day prior to the mailing of this joint consent statement/information statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each Mid-Con common unit as of the same two dates. The implied value was calculated by multiplying the NYSE American closing price of a share of Contango common stock on the relevant date by the exchange ratio of 1.7500 shares of Contango common stock for each Mid-Con common unit.

	Contango Common Stock Closing Price	Mid-Con Common Unit Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
October 23, 2020	$1.71	$2.08	1.7500	$2.99
December 17, 2020	$2.14	$3.49	1.7500	$3.75

Contango shareholders and Mid-Con unitholders are encouraged to obtain current market quotations for Contango common stock and Mid-Con common units and to review carefully the other information contained in this joint consent statement/information statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Contango common stock before or after the effective time. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint consent statement/information statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint consent statement/information statement/prospectus, and the documents to which Contango and Mid-Con refer you within this joint consent statement/information statement/prospectus, as well as oral statements made or to be made by Contango and Mid-Con, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint consent statement/information statement/prospectus, including those that address activities, events, or developments that Contango or Mid-Con expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the merger, the expected timetable for completing the merger, the results, effects, benefits and synergies of the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Contango’s or Mid-Con’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Contango and Mid-Con caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Contango’s and Mid-Con’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint consent statement/information statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•	the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	the merger may not be accretive, and may be dilutive, to Contango’s earnings per share, which may negatively affect the market price of Contango common stock;

•	Contango and Mid-Con may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Contango or Mid-Con;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the merger in the timeframe expected or at all;

•	the ultimate timing, outcome and results of integrating the operations of Contango and Mid-Con;

•	the effect of the merger and its announcement and/or completion on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•	the merger may disrupt current plans and operations that may harm Contango’s and Mid-Con’s respective businesses;

•	the risk that certain directors and executive officers of Mid-Con have interests in the merger that are different from, or in addition to, the interests they may have as Mid-Con unitholders;

•	the effects of the business combination of Contango and Mid-Con, including the combined company’s future financial condition, results of operations, strategy, credit ratings and plans;

•	the risk that Contango’s and Mid-Con’s businesses may not be integrated successfully;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transaction;

•	any litigation relating to the merger;

•

risks to Contango’s and Mid-Con’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves and the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Mid-Con disclosed elsewhere herein and to Contango disclosed in Contango’s other filings with the SEC incorporated by reference herein; and

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Contango common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies and uncertainties applicable to Contango and Mid-Con, please see “Risk Factors” in this joint consent statement/information statement/prospectus as well as Contango’s and Mid-Con’s other filings with the SEC included or incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint consent statement/information statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Contango, Mid-Con or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Contango nor Mid-Con assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint consent statement/information statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks. In addition, you should read and carefully consider the risks associated with each of Contango and Mid-Con and their respective businesses. These risks can be found in Contango’s Annual Report on Form 10-K for the year ended December 31, 2019 and subsequent Quarterly Reports on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this joint consent statement/information statement/prospectus, and Mid-Con’s Annual Report on Form 10-K for the year ended December 31, 2019, recast to give effect to the 2020 reverse split, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, attached as Annexes D and E, respectively, to this joint consent statement/information statement/prospectus. For further information regarding the documents incorporated into this joint consent statement/information statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described herein and in the documents incorporated by reference could have a material adverse effect on Contango’s, Mid-Con’s or the combined company’s businesses, financial condition, cash flows and results of operations.

Risks Relating to the Merger

Because the market price of Mid-Con common units will fluctuate, Mid-Con unitholders cannot be sure of the value of the shares of Contango common stock they will receive in connection with the merger. In addition, because the exchange ratio is fixed, the number of shares of Contango common stock to be received by Mid-Con unitholders in connection with the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of Contango common stock or Mid-Con common units.

In connection with the merger, each eligible Mid-Con common unit (other than Mid-Con common units held in Mid-Con’s treasury or held by Mid-Con GP immediately prior to the effective time, which will be cancelled for no consideration) will be converted automatically into the right to receive 1.7500 shares of Contango common stock, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of any fractional shares of Contango common stock. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Contango common stock or Mid-Con common units changes. Therefore, the value of the merger consideration will depend on the market price of Contango common stock at the effective time. The market price of Contango common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this joint consent statement/information statement/prospectus to the date of the merger is completed and thereafter. The market price of Contango common stock, when received by Contango unitholders after the merger is completed, could be greater than, less than or the same as the market price of Contango common stock on the date of this joint consent statement/information statement/prospectus.

The market price for Contango common stock following the closing may be affected by factors different from those that historically have affected or currently affect Contango common stock and Mid-Con common units.

Upon completion of the merger, holders of Mid-Con common units will receive shares of Contango common stock. Contango’s financial position may differ from its financial position before the completion of the merger, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Contango and those currently affecting the results of operations of Mid-Con. Accordingly, the market price and performance of Contango common stock is likely to be different from the market price and performance of Mid-Con common units in the absence of the merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Contango common stock, regardless of Contango’s actual operating performance. For a discussion of the businesses of Contango and Mid-Con and important factors to consider in connection with those businesses, see the documents attached hereto, incorporated by reference herein and referred to in “Where You Can Find More Information.”

Contango shareholders and Mid-Con unitholders, in each case as of immediately prior to the merger, will have reduced ownership in the combined company.

Based on the number of issued and outstanding Mid-Con common units as of November 30, 2020 and the number of outstanding Mid-Con phantom units currently estimated to be payable in shares of Contango common stock in connection with the merger, Contango anticipates issuing approximately 25.4 million shares of Contango common stock pursuant to the merger agreement. The actual number of shares of Contango common stock to be issued pursuant to the merger agreement will be determined at the completion of the merger based on the number of Mid-Con common units outstanding immediately prior to such time. The issuance of these new shares could have the effect of depressing the market price of Contango common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Contango’s earnings per share could cause the price of Contango common stock to decline or increase at a reduced rate.

Immediately after the completion of the merger, it is expected that Contango shareholders as of immediately prior to the merger will own approximately 87%, and Mid-Con unitholders as of immediately prior to the merger will own approximately 13%, of the issued and outstanding shares of Contango common stock. As a result, Contango’s current shareholders and Mid-Con’s current unitholders will have less influence on the policies of the combined company than they currently have on the policies of Contango and Mid-Con, respectively.

The merger is subject to a number of conditions to the obligations of both Contango and Mid-Con to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the merger or result in termination of the merger agreement.

The respective obligations of each of Contango and Mid-Con to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions:

•	the approval of the Mid-Con merger proposal by Mid-Con unitholders must have been obtained;

•	the shares of Contango common stock that will be issued in the merger must have been authorized for listing on the NYSE American, subject to official notice of issuance;

•

the registration statement on Form S-4, of which this joint consent statement/information statement/prospectus forms a part, will have become effective under the Securities Act, and no stop order suspending its effectiveness may be in effect or threatened;

•	the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the merger;

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct as of the date of the merger agreement and as of the closing date;

•	the other party must have performed or complied in all material respects with all of its obligations under the merger agreement; and

•	the absence of a material adverse effect with respect to the other party.

Many of the conditions to completion of the merger are not within either Contango’s or Mid-Con’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to April 23, 2021 (which is the 180th day after the execution of the merger agreement), it is possible that the merger agreement may be terminated. Although Contango and Mid-Con have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completing the merger may take longer, and could cost more, than Contango and Mid-Con expect. Neither Contango nor Mid-Con can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent them from occurring. Any delay in completing the merger may adversely affect the cost savings and other benefits that Contango and Mid-Con expect to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

The business relationships of Contango and Mid-Con may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of Contango or Mid-Con pending and following the merger.

Parties with which Contango or Mid-Con do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Contango or Mid-Con following the merger. Contango’s and Mid-Con’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Contango or Mid-Con following the merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Contango or Mid-Con, regardless of whether the merger is completed, as well as a material and adverse effect on Contango’s ability to realize the expected cost savings and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

The merger agreement subjects Contango and Mid-Con to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Contango and Mid-Con to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Contango and Mid-Con to carry on its business in the ordinary course consistent with past practice and to use its reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers and consultants and preserve its goodwill and its relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with it. These restrictions could prevent Contango and Mid-Con from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business” for additional details.

The merger agreement limits Contango’s and Mid-Con’s respective ability to pursue alternatives to the merger, may discourage other companies from making a favorable alternative acquisition proposal and, in specified circumstances, could require Contango or Mid-Con to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict each of Contango’s and Mid-Con’s ability to solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to Contango or Mid-Con, as applicable, and Contango and Mid-Con have each agreed to certain terms and conditions relating to their ability to enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to a third party any information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal. Further, even if the Mid-Con board changes, withdraws, modifies or qualifies its recommendation with respect to the Mid-Con merger proposal, unless the merger agreement has been terminated in accordance with its terms, Mid-Con will still be required to submit the Mid-Con merger proposal to a vote by written consent. In addition, Contango generally has an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Mid-Con board may withdraw or qualify its recommendation. The merger agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, Mid-Con may be required to pay Contango a cash termination fee equal to $1.5 million, together with an expense reimbursement up to $1.5 million, or Contango may be required to pay Mid-Con a cash termination fee equal to $1.5 million, together with an expense reimbursement up to $1.5 million (including up to $250,000 for expenses incurred prior to the execution date of the merger agreement), less any expenses previously reimbursed by Contango. See “The Merger Agreement—Termination Fees and Expense Reimbursement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Mid-Con or Contango from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Mid-Con’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the merger. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement fee that may become payable in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the sections “The Merger—Certain Contango and Mid-Con Unaudited Prospective Financial and Operating Information” were based on assumptions of, and information available to, Contango’s management and Mid-Con’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Contango’s and Mid-Con’s control and may not be realized. Many factors mentioned in this joint consent statement/information statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Contango’s and Mid-Con’s estimates. In view of these uncertainties, the inclusion of financial estimates in this joint consent statement/information statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Contango’s and Mid-Con’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Contango nor Mid-Con undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Contango and Mid-Con included in this joint consent statement/information statement/prospectus have been prepared by, and are the responsibility of, Contango and Mid-Con, as applicable. Moreover, neither Contango’s nor Mid-Con’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Contango’s or Mid-Con’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Contango’s and Mid-Con’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint consent statement/information statement/prospectus and should not be read to do so. See “The Merger—Certain Contango and Mid-Con Unaudited Prospective Financial and Operating Information” for more information.

The opinions of Contango’s and Mid-Con’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Each of Contango and Mid-Con has received opinions from its financial advisors in connection with the signing of the merger agreement, but has not obtained any updated opinion from its financial advisors as of the date of this joint consent statement/information statement/prospectus. Changes in the operations and prospects of Contango or Mid-Con, general market and economic conditions and other factors that may be beyond the control of Contango or Mid-Con, and on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Contango or Mid-Con or the prices of the shares of Contango common stock or Mid-Con common units by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because neither Contango nor Mid-Con currently anticipates asking its financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

Failure to complete the merger could negatively impact Contango’s or Mid-Con’s stock price and unit price, respectively, and have a material adverse effect on their results of operations, cash flows and financial positions.

If the merger is not completed for any reason, the ongoing businesses of Contango and Mid-Con may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Contango and Mid-Con would be subject to a number of risks, including the following:

•	Contango and Mid-Con may experience negative reactions from the financial markets, including negative impacts on their respective stock and unit prices;

•

Contango and Mid-Con and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Contango and Mid-Con will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees;

•	Contango or Mid-Con may be required to pay a termination fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Contango or Mid-Con to perform their respective obligations pursuant to the merger agreement.

If the merger is not completed, the risks described above may materialize and they may have a material adverse effect on Contango’s or Mid-Con’s results of operations, cash flows, financial position and respective stock and unit prices.

The shares of Contango common stock to be received by Mid-Con unitholders upon completion of the merger will have different rights from Mid-Con common units.

Upon completion of the merger, Mid-Con unitholders will no longer be unitholders of Mid-Con. Instead, former Mid-Con unitholders will become Contango shareholders, and their rights as Contango shareholders will be governed by the laws of the state of Texas, subject to and governed by the terms of the Amended and Restated Certificate of Formation of Contango and the Bylaws of Contango. The laws of the state of Texas applicable to corporations and terms of the Amended and Restated Certificate of Formation of Contango and the Bylaws of Contango are in many respects different than the laws of the state of Delaware applicable to limited partnerships and the Certificate of Limited Partnership of Mid-Con and the Mid-Con LPA, which currently govern the rights of Mid-Con unitholders. See “Comparison of Shareholder and Unitholder Rights” for a discussion of the different rights associated with shares of Contango common stock and Mid-Con common units.

Contango and Mid-Con are expected to incur significant transaction costs in connection with the merger, which may be in excess of those anticipated by them.

Contango and Mid-Con have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Contango and Mid-Con whether or not the merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Contango will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Contango and Mid-Con will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. While Contango and Mid-Con have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Contango or Mid-Con even if the merger is not completed, could have an adverse effect on Contango’s or Mid-Con’s financial condition and operating results.

Litigation relating to the merger could result in an injunction preventing the completion of the merger and/or substantial costs to Contango and Mid-Con.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Contango’s and Mid-Con’s respective liquidity and financial condition.

Lawsuits that may be brought against Contango, Mid-Con or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no order or injunction issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition has been entered and continues to be in effect and no law has been adopted or is effective, in either case, that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Contango’s and Mid-Con’s respective business, financial position and results of operation. Either Contango or Mid-Con may terminate the merger agreement if any court of competent jurisdiction or other governmental entity issues any judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement.

There can be no assurance that any of the defendants will be successful in the outcome of any pending lawsuit or any potential lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Contango’s or Mid-Con’s business, financial condition, results of operations and cash flows.

See the section titled “The Merger—Litigation Related to the Merger” for more information about litigation related to the merger that has been commenced prior to the date of this joint consent statement/information statement/prospectus.

The Mid-Con LPA limits the duties of the Mid-Con board to Mid-Con unitholders and restricts the remedies available to Mid-Con unitholders for actions taken by the Mid-Con GP that might otherwise constitute breaches of its duties.

In light of potential conflicts of interest between the Mid-Con affiliated shareholders, on the one hand, and the Mid-Con unaffiliated public unitholders, on the other hand, the Mid-Con board submitted the merger and related matters to the Mid-Con conflicts committee for, among other things, review, evaluation, negotiation and possible approval of a majority of its members, which is referred to as “Special Approval” in the Mid-Con LPA and this joint consent statement/information statement/prospectus. Under the Mid-Con LPA:

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any resolutions or course of action by Mid-Con GP or its affiliates in respect of a conflict of interest will be deemed to be in good faith and not constitute a breach of the Mid-Con LPA or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of action is approved by Special Approval; and

•

Mid-Con GP may consult with legal counsel and investment bankers selected by it, and any action taken or omitted to be taken in reliance upon the opinion of such persons as to matters that Mid-Con GP reasonably believes to be within such person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The Mid-Con conflicts committee reviewed, negotiated and evaluated the merger agreement, the Mid-Con voting agreements, the merger and related matters on behalf of the Mid-Con unaffiliated public unitholders. Among other things, the Mid-Con conflicts committee, by unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby are in, or not opposed to, the best interests of Mid-Con and the Mid-Con unaffiliated public unitholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger (the foregoing constituting “Special Approval” pursuant to the Mid-Con LPA), and (iii) recommended to the Mid-Con board the approval of the merger agreement and the transactions contemplated thereby, including the merger. The duties of Mid-Con GP, the Mid-Con board and the Mid-Con conflicts committee to Mid-Con unitholders in connection with the merger are substantially limited by the Mid-Con LPA.

Certain directors and executive officers of Mid-Con GP may have interests that differ in certain respects from Mid-Con unitholders.

In considering the recommendations of the Mid-Con conflicts committee and the Mid-Con board to approve the merger agreement and the merger, Mid-Con unitholders should consider that some of the directors and executive officers of Mid-Con GP who are not members of the Mid-Con conflicts committee may have interests that differ from, or are in addition to, their interests as holders of Mid-Con common units.

The merger may be completed even though material adverse changes subsequent to the announcement of the merger, such as industry-wide changes or other events, may occur.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Contango’s or Mid-Con’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the merger. If adverse changes occur that affect either party but the parties are still required to complete the transaction, Contango’s share price, business and financial results after the merger may suffer.

The COVID-19 outbreak may adversely affect Contango’s and Mid-Con’s ability to timely consummate the merger.

COVID-19 and the various precautionary measures attempting to limit its spread taken by many governmental authorities worldwide has had a severe effect on global markets and the global economy. The extent to which the COVID-19 pandemic impacts Contango’s and Mid-Con’s respective business operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the nature and extent of governmental actions taken to contain it or treat its impact, among others. COVID-19 and official actions in response to it have made it more challenging for Contango, Mid-Con and relevant third parties to adequately staff their respective businesses and operations, and may cause delay in the companies’ ability to obtain the relevant approvals for the consummation of the merger.

Risks Relating to Contango Following the Merger

Contango may be unable to integrate the business of Mid-Con successfully or realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Contango and Mid-Con will be required to devote significant management attention and resources to integrating their respective business practices and operations. Potential difficulties that the companies may encounter as part of the integration process include the following:

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the inability to successfully combine the business of Mid-Con in a manner that permits Contango to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the merger;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

In addition, Contango and Mid-Con have previously operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Contango following the merger.

The synergies attributable to the merger may vary from expectations.

Contango may fail to realize the anticipated benefits and synergies expected from the merger, which could adversely affect its business, financial condition and operating results. The success of the merger will depend, in significant part, on Contango’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Contango is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the merger within the anticipated timing or at all, Contango’s business, financial condition and operating results may be adversely affected.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Contango or Mid-Con may terminate or scale back their current or prospective business relationships with Mid-Con. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Contango is too closely allied with one of their competitors. In addition, Contango and Mid-Con have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Contango or Mid-Con to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if Contango, following the merger, loses the benefits of the contracts of Contango or Mid-Con, Contango’s business and financial performance could suffer.

The unaudited pro forma condensed consolidated combined financial statements included in this joint consent statement/information statement/prospectus are based on a number of preliminary estimates and assumptions, and the actual results of operations, cash flows and financial position of Contango after the merger may differ materially.

The unaudited pro forma information in this joint consent statement/information statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Contango and Mid-Con believe are reasonable, and is not necessarily indicative of what Contango’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Contango’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint consent statement/information statement/prospectus. The unaudited pro forma condensed consolidated combined financial statements have been prepared with the assumption that Contango will be identified as the acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

Following the completion of the merger, Contango may incorporate Mid-Con’s hedging activities into Contango’s business, and Contango may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, Mid-Con hedges oil prices from time to time, primarily through the use of commodity derivative contracts. If Contango assumes existing Mid-Con hedges, Contango will bear the economic impact of all of Mid-Con’s current hedges following the completion of the merger. Actual crude oil prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Contango’s business.

Tax Risks Related to the Merger and the Ownership of Contango Common Stock Received in the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected U.S. federal income tax consequences of the merger and owning and disposing of Contango common stock received in the merger.

The merger will be a taxable transaction and, in such case, the resulting tax liability of a Mid-Con unitholder, if any, will depend on the unitholder’s particular situation. The tax liability of a Mid-con unitholder as a result of the Merger could be more than expected.

Mid-Con unitholders will receive Contango common stock as the merger consideration. Although Mid-Con’s unitholders will receive no cash consideration, the merger will be treated as a taxable sale by U.S. holders (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of Mid-Con common units for U.S. federal income tax purposes. In such case, as a result of the merger, a Mid-Con unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between such unitholder’s amount realized and the unitholder’s adjusted tax basis in the Mid-Con common units, which will be increased by the U.S. holder’s share of certain items related to business interest not yet deductible by such U.S. holder due to applicable limitations on the deductibility of such business interest. The amount of gain or loss recognized by each Mid-Con unitholder in the merger will vary depending on each unitholder’s particular situation, including the value of the shares of Contango common stock received by each unitholder in the merger, the adjusted tax basis in the Mid-Con common units exchanged by each unitholder in the merger, and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by the unitholder.

Because the value of any Contango common stock received in the merger will not be known until the effective time, a Mid-Con unitholder will not be able to determine its amount realized, and therefore its taxable gain or loss, until such time. In addition, because prior distributions in excess of a Mid-Con unitholder’s allocable share of Mid-Con’s net taxable income decrease the unitholder’s tax basis in its common units, the amount, if any, of the prior excess distributions with respect to such Mid-Con common units will, in effect, become taxable income to a unitholder if the aggregate value of the consideration received in the merger is greater than the unitholder’s adjusted tax basis in its common units, even if the aggregate value of the consideration received in the merger is less than the unitholder’s original cost basis in its common units. Furthermore, a portion of any gain or loss, which could be substantial, will be separately computed and taxed as ordinary income to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by Mid-Con and its subsidiaries. Consequently, a Mid-Con unitholder may recognize both ordinary income and capital loss upon the exchange of Mid-Con common units in the merger.

For a more complete discussion of the U.S. federal income tax consequences of the merger, please read “Material U.S. Federal Income Tax Consequences.”

Other Risks Relating to Contango and Mid-Con

As a result of entering into the merger agreement, Contango’s and Mid-Con’s businesses are and will be subject to the risks described above. In addition, Contango and Mid-Con are, and following completion of the merger, Contango will be, subject to the risks described in Contango’s Annual Report on Form 10-K for the year ended December 31, 2019 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint consent statement/information statement/prospectus, and Mid-Con’s Annual Report on Form 10-K for the year ended December 31, 2019, recast to give effect to the 2020 reverse split, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, attached as Annexes D and E, respectively, to this joint consent statement/information statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint consent statement/information statement/prospectus.

WRITTEN CONSENTS OF HOLDERS OF MID-CON COMMON UNITS

Mid-Con Common Units Entitled to Consent and Consent Required

Only holders of outstanding Mid-Con common units as of the close of business on the Mid-Con record date will be entitled to give or withhold consent with respect to the Mid-Con merger proposal and the amended and restated LTIP. The approval of the Mid-Con merger proposal and the amended and restated LTIP requires the affirmative vote or consent of the holders of at least a majority of the outstanding Mid-Con common units.

Under the Mid-Con voting agreements, the Mid-Con voting agreement unitholders, which beneficially owned 8,107,900 Mid-Con common units in the aggregate as of November 30, 2020, have irrevocably agreed to deliver the Mid-Con written consent approving the Mid-Con merger proposal within two business days after the effectiveness of the registration statement of which this joint consent statement/information statement/prospectus forms a part. The delivery of the Mid-Con written consent by the Mid-Con voting agreement unitholders with respect to their Mid-Con common units will be sufficient to approve the Mid-Con merger proposal.

Submission of Consents

Holders of Mid-Con common units at the close of business on the Mid-Con record date may consent to (i) the approval of the Mid-Con merger proposal and (ii) the approval of the amended and restated LTIP with respect to their Mid-Con common units by completing, dating and signing the enclosed written consent furnished with this joint consent statement/information statement/prospectus and returning it to Mid-Con.

If you hold Mid-Con common units as of the Mid-Con record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Mid-Con. Once you have completed, dated and signed the written consent, you may deliver it to Mid-Con by emailing a .pdf copy of your written consent to MSA.OwnerRelations@contango.com or by mailing your written consent to Mid-Con Energy Partners, LP at 2431 East 61st Street, Suite 800, Tulsa, Oklahoma 74136 Attention: Investor Relations. If you do not return your written consent, it will have the same effect as a vote against the approval of the Mid-Con merger proposal and the amended and restated LTIP.

Upon the later of 10 business days after this joint consent statement/information statement/prospectus is sent to holders of Mid-Con common units and the date on which a sufficient number of consents to approve and adopt the merger proposal have been received, the consent process will conclude (such date, the “Solicitation Deadline”). The delivery of the Mid-Con written consent with respect to the Mid-Con common units owned by the Mid-Con voting agreement unitholders approving the Mid-Con merger proposal will be sufficient to approve the Mid-Con merger proposal.

If a sufficient number of consents are not received to approve the amended and restated LTIP prior to the Solicitation Deadline, Mid-Con will cease accepting consents for the approval of the amended and restated LTIP. As discussed below in the section entitled “The Merger—Interests of Certain Mid-Con Directors and Executive Officers in the Merger”, if the amended and restated LTIP is not approved the equity-settled phantom units granted to Mid-Con directors will automatically terminate and cease to be outstanding.

Revocation of Consents

Your consent may be revoked at any time before the consents of a sufficient number of Mid-Con common units to approve the Mid-Con merger proposal and the amended and restated LTIP have been delivered to the secretary of Mid-Con. If you wish to revoke a previously given consent before that time, you may do so by emailing a .pdf copy of such revocation to MSA.OwnerRelations@contango.com or by mailing such revocation to Mid-Con Energy Partners, LP at 2431 East 61st Street, Suite 800, Tulsa, Oklahoma 74136 Attention: Investor Relations.

Expenses

The expense of preparing, printing and mailing these consent materials is being borne equally by Mid-Con and Contango. For a description of the expense reimbursement provisions of the merger agreement, see the section entitled “The Merger Agreement—Termination Fees and Expense Reimbursement.”

THE MERGER

This section of the joint consent statement/information statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire joint consent statement/information statement/prospectus and the documents incorporated by reference into this joint consent statement/information statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint consent statement/information statement/prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about each of Contango and Mid-Con is included in or incorporated by reference into this joint consent statement/information statement/prospectus Please see “Where You Can Find More Information.”

Background of the Merger

The terms of the merger are the result of arm’s length negotiations between Contango and the Mid-Con conflicts committee. The following is a summary of the events leading up to the execution of the merger agreement and the key meetings, negotiations, discussions and actions by and among Contango, Mid-Con, the Mid-Con conflicts committee and their respective representatives that preceded the public announcement of the merger. For purposes of the following, except where specifically noted, exchange ratios and other per unit amounts prior to April 9, 2020 do not give effect to the 2020 reverse split.

As part of Contango’s ongoing strategic planning process, the Contango board, together with Contango’s executive management team, regularly reviews and assesses Contango’s long-term strategic plans and goals, opportunities, overall industry trends, the competitive environment in which Contango operates and Contango’s short- and long-term performance. In addition, Messrs. Wilkie Colyer, the Chief Executive Officer of Contango, and Farley Dakan, the President of Contango, regularly meet with their counterparts at both smaller and similarly-sized exploration and production companies to discuss industry trends and other matters. During these meetings, Messrs. Colyer and Dakan occasionally engage in discussions with potential counterparties of all sizes regarding recent and potential consolidation activity in the industry. In connection with these activities, the Contango board has met periodically in the ordinary course to receive updates from Messrs. Colyer and Dakan on these discussions and to consider and evaluate potential strategic transactions, including acquisitions and joint ventures.

In January 2019, Mr. Colyer, who was at that time a member of the Mid-Con board, and Mr. Jeffrey Olmstead, then Chief Executive Officer and President of Mid-Con, met on multiple occasions to discuss a potential strategic transaction between Contango and Mid-Con. In furtherance of these discussions, the parties executed a mutual non-disclosure agreement dated February 11, 2019 to exchange material, non-public information, which had a one-year term (the “2019 NDA”). The 2019 NDA did not include a standstill.

On February 12, 2019, the Mid-Con board held a telephone conference at which Mr. J. Olmstead provided an update to the Mid-Con board relating to a potential transaction with Contango. Given the potential conflict of interest that could arise as a result of (a) Mr. Colyer’s roles as Chief Executive Officer of Contango and as a member of the Mid-Con board, (b) Peter A. Leidel’s relationship with Mid-Con Energy III, LLC and its ownership of Mid-Con preferred units, and (c) Messrs. J. Olmstead and Charles R. Olmstead, Executive Chairman of the Mid-Con board, and their ownership of Mid-Con Energy Operating, LLC and Mid-Con GP, the Mid-Con board delegated negotiation of the potential transaction to the Mid-Con conflicts committee. Mr. Charles L. McLawhorn, III, then Vice President and General Counsel of Mid-Con, advised that he would follow-up with formal resolutions delegating this authority and that the conflicts committee would need to engage legal and financial advisors.

On February 13, 2019, representatives of senior management of Contango and Mid-Con held a kick-off meeting in Houston, Texas, attended by Messrs. John Goff, a member of the Contango board, and representatives from Gibson Dunn & Crutcher LLP (“Gibson Dunn”), Contango’s outside counsel, and Intrepid Partners, LLC (“Intrepid”), Contango’s financial advisor with whom Contango had entered into an engagement letter on November 6, 2018, on behalf of Contango, and representatives from Sidley Austin LLP (“Sidley Austin”), Mid-Con’s outside counsel, and Petrie Partners, which was acting on behalf of the Mid-Con conflicts committee.

Following the February 12 meeting of the Mid-Con board, as a result of the potential conflicts of interest, the Mid-Con board formally authorized, via unanimous written consent, the Mid-Con conflicts committee to evaluate a strategic transaction with Contango. The Mid-Con conflicts committee retained Sidley Austin to act as counsel to the Mid-Con conflicts committee in connection with a potential transaction with Contango.

The Mid-Con conflicts committee also determined to engage Petrie Partners as its financial advisor because of Petrie Partners’ knowledge and expertise with respect to public merger and acquisition transactions, particularly involving exploration and production companies. An engagement letter dated as of February 8, 2019 detailing the terms of Petrie Partners’ engagement was executed after the Mid-Con conflicts committee, with Sidley Austin’s assistance, had reviewed and negotiated acceptable terms thereof.

On February 19, 2019, the Contango board met with representatives of Gibson Dunn. Representatives of Gibson Dunn provided an overview of the potential transaction with Mid-Con, the Contango board’s fiduciary duties and potential conflicts of interest arising as a result of Mr. J. Goff’s directorship in Contango and his beneficial ownership interest in Mid-Con and Contango and Mr. Colyer’s directorship in Mid-Con, officer role and directorship in Contango and past business relationships with Mr. J. Goff. Following discussions, as a result of the potential conflicts of interest, the Contango board unanimously formed and delegated to a special committee of the Contango board comprising entirely disinterested directors (the “Contango special committee”) the power and authority of the Contango board to (i) negotiate, evaluate and approve or disapprove any potential transaction with Mid-Con and the terms thereof on behalf of Contango, and (ii) supervise and direct the officers of Contango, except for Mr. Colyer, who would not be involved in negotiating the potential transaction, with respect to their involvement in the potential transaction.

Following the formation of the Contango special committee, the Contango special committee met with representatives of Gibson Dunn to discuss the potential transaction and the expected timeline thereof.

Beginning February 20, 2019, Contango and Mid-Con, as well as their respective financial and legal advisors, conducted a formal diligence process regarding the assets of both companies.

On March 4, 2019, the Contango special committee delivered to the Mid-Con conflicts committee an indication of interest relating to a proposed business combination between Contango and Mid-Con (the “2019 proposed transaction”). The indication of interest included, among other things, that (i) each outstanding Mid-Con common unit would be exchanged for 0.3291 shares (or 6.582 shares after giving effect to the 2020 reverse split) of newly issued common stock of a new parent holding company for the combined company’s business, (ii) each Class A Preferred Unit of Mid-Con would be exchanged for 0.6880 shares of the new parent holding company, (iii) each Class B Preferred Unit of Mid-Con would be exchanged for 0.5246 shares of the new parent holding company and (iv) the membership interests in the Mid-Con GP would be exchanged for an aggregate of 118,491 shares of the new parent holding company.

On March 5, 2019, representatives of Gibson Dunn delivered an initial draft of the merger agreement to Sidley Austin.

On March 11, 2019, the Contango special committee delivered to the Mid-Con conflicts committee a revised indication of interest relating to the 2019 proposed transaction. The revised indication of interest included, among other things, that (i) each outstanding Mid-Con common unit would be exchanged for 0.3291 shares (or 6.582 shares after giving effect to the 2020 reverse split) of newly issued common stock of a new parent holding company for the combined company’s business, (ii) each Class A Preferred Unit of Mid-Con would be exchanged for 0.7341 shares of the new parent holding company, (iii) each Class B Preferred Unit of Mid-Con would be exchanged for

0.5792 shares of the new parent holding company and (iv) the membership interests in the Mid-Con GP would be exchanged for an aggregate of 118,491 shares of the new parent holding company.

On March 26, 2019, the Mid-Con conflicts committee delivered a counterproposal to the Contango special committee. The counterproposal included, among other things, that (i) each outstanding Mid-Con common unit would be exchanged for 0.4972 shares (or 9.944 shares after giving effect to the 2020 reverse split) of newly issued common stock of a new parent holding company for the combined company’s business, (ii) each Class A Preferred Unit of Mid-Con owned by Mr. J. Goff or any affiliate thereof would be exchanged for 0.4972 shares of the new parent holding company, (iii) each other Class A Preferred Unit of Mid-Con would be exchanged for 0.7444 shares of the new parent holding company, (iv) each Class B Preferred Unit of Mid-Con owned by Mr. J. Goff or any affiliate thereof would be exchanged for 0.4972 shares of the new parent holding company, (v) each other Class B Preferred Unit of Mid-Con would be exchanged for 0.5297 shares of the new parent holding company, (vi) the membership interests in the Mid-Con GP would be exchanged for 0.4972 shares of the new parent holding company, and (vii) the new parent holding company would have a nine member board of directors, comprising two directors from the Contango board, two directors from the Mid-Con board, two independent directors to be named by the Contango special committee and three independent directors to be name by the Mid-Con conflicts committee.

Between March 27, 2019 and May 3, 2019, the Contango special committee and the Mid-Con conflicts committee exchanged several proposals and counterproposals relating to the potential transaction and evaluated the terms thereof with their respective legal and financial advisors through several telephone conferences and the review of materials and presentations prepared by their respective legal and financial advisors. During this time representatives of Gibson Dunn and Sidley Austin further negotiated the terms of the merger agreement, the voting agreements that certain Contango shareholders and Mid-Con unitholders would enter into in connection with the merger agreement and the proposed governance documents of the combined company.

On April 4, 2019, Mr. Cameron Smith, Chairman of the Mid-Con conflicts committee, delivered a letter to Mr. Joseph J. Romano, Chairman of the Contango board, stating, among other things, that the Mid-Con conflicts committee had concluded that the parties’ differences regarding relative valuation and corporate governance were too significant to be bridged.

Later in April, Mr. J. Goff met with the members of the Mid-Con conflicts committee to discuss these differences and to provide an outlook for the combined company.

On April 18, 2019, representatives of Sidley Austin delivered a revised draft of the merger agreement to Gibson Dunn. The revised merger agreement included, among other things, a revised governance structure for the combined company and more reciprocal representations and warranties and interim operating covenant obligations.

On April 22, 2019, the Contango special committee proposed the following terms to the Mid-Con conflicts committee: (i) each outstanding Mid-Con common unit would be exchanged for 0.4135 shares (or 8.270 shares after giving effect to the 2020 reverse split) of newly issued common stock of a new parent holding company for the combined company’s business, (ii) each Class A Preferred Unit of Mid-Con would be exchanged for 0.7660 shares of the new parent holding company, (iii) each Class B Preferred Unit of Mid-Con would be exchanged for 0.5966 shares of the new parent holding company, and (iv) each outstanding membership interest in the Mid-Con GP would be exchanged for 0.4135 shares of the new parent holding company.

On May 1, 2019, the Mid-Con conflicts committee updated the Mid-Con board and officers on the status of the potential transaction.

On May 3, 2019, Mr. J. Olmstead contacted a representative of Contango to convey that the consideration last proposed by Contango for the Mid-Con common units did not fully reflect Mid-Con’s net asset value and that the Mid-Con conflicts committee was unwilling to proceed on those economic terms absent Mid-Con’s top executives constituting the executive management team of the combined company.

On that same day, Mr. Smith delivered a letter to Mr. Romano stating that the Mid-Con conflicts committee was no longer willing to pursue a business combination between Contango and Mid-Con. Following delivery of such letter, negotiations relating to the 2019 proposed transaction ceased.

During January 2020, senior management of Contango and Mid-Con discussed prospects for reengaging on a potential transaction between Contango and Mid-Con. On January 28, 2020, the Contango board met with Intrepid and Gibson Dunn to discuss a revised proposal to Mid-Con contemplating a business combination transaction between the two companies.

The following day, the Contango board delivered to the Mid-Con board an indication of interest with the following proposed terms (the “Q1 2020 proposal”): (i) each outstanding Mid-Con common unit would be exchanged for 0.0959 shares (or 1.918 shares after giving effect to the 2020 reverse split) of Contango common stock or $0.35 (or $7.00 after giving effect to the 2020 reverse split) in cash, at the election of the holder thereof, (ii) each Class A Preferred Unit of Mid-Con would be exchanged for 0.6479 shares of Contango common stock, (iii) each Class B Preferred Unit of Mid-Con would be exchanged for 0.5449 shares of Contango common stock and (iv) Mid-Con GP would be acquired for an aggregate of 34,524 shares of Contango common stock or $126,013 in cash, at the election of its owners. Assuming all interests in Mid-Con and Mid-Con GP were exchanged for shares of Contango common stock, the proposal would result in former Mid-Con and Mid-Con GP unitholders collectively owning approximately 11% of the combined company.

At a meeting held on January 29, 2020, the Mid-Con board authorized the Mid-Con conflicts committee to review and negotiate a potential consolidation of Mid-Con with certain of its affiliates, including Mid-Con Energy Operating, LLC and Mid-Con Energy III, LLC (the “Mid-Con consolidation”). On January 30, 2020, Mid-Con announced that Mr. J. Olmstead had informed the Mid-Con board that he was taking a three-month sabbatical. As a result of this sabbatical, the Mid-Con board elected Mr. R. Olmstead as chief executive officer and Mr. Chad B. Roller as president.

At a meeting held on February 10, 2020, the Mid-Con board engaged Petrie Partners to review various strategic alternatives, including the Q1 2020 proposal, and an engagement letter detailing the terms of such engagement was executed that same day. Mr. Colyer did not participate in the vote of the Mid-Con board. During the meeting, Petrie Partners provided a preliminary analysis of the Q1 2020 proposal. Petrie Partners also advised the board on the consolidation.

On February 11, 2020, Mr. R. Olmstead delivered to Mr. Romano a written response to the Q1 2020 proposal requesting an in-person meeting between the parties and an extension of the 2019 NDA that expired on February 10, 2020. Contango and Mid-Con subsequently entered into a letter agreement extending the term of the 2019 NDA to March 15, 2020.

Between February 11, 2020 and February 26, 2020, Petrie Partners updated its financial analysis of Contango in light of the significant transformation of Contango since the last merger discussions, including its acquisition of properties from Will Energy Corporation and White Star Petroleum, LLC, the entry into a new credit facility led by JPMorgan Chase Bank, and the addition of institutional investors, including T. Rowe Price.

On February 26, 2020, the Mid-Con board held a telephone conference with Petrie Partners and Sidley Austin. Mr. Colyer recused himself from any discussion of the proposal or Mid-Con projections or forecasts. At this meeting, Petrie Partners reviewed with the Mid-Con board the Q1 2020 proposal. Based on the materials provided by Petrie Partners and the discussion between the parties related thereto, the Mid-Con board approved a counterproposal to the Q1 2020 proposal, which was delivered to the Contango board on February 26, 2020 (the “Q1 2020 counterproposal”). The Q1 2020 counterproposal included, among other things, that (i) each outstanding Mid-Con common unit would be exchanged for either 0.0959 (or 1.918 shares after giving effect to the 2020 reverse split) shares of Contango common stock or $0.37 (or $7.40 after giving effect to the 2020 reverse split) in cash, at the election of the holder, (ii) each Class A Preferred Unit of Mid-Con wo uld be exchanged for 0.6479 shares of Contango common stock, (iii) each Class B Preferred Unit of Mid-Con would be exchanged for 0.5449 shares of Contango common stock and (iv) the Mid-Con GP would be acquired for an aggregate of 34,524 shares of Contango common stock or $133,200 in cash.

On February 28, 2020, the Contango special committee met with representatives of Gibson Dunn and Intrepid to discuss the Q1 2020 counterproposal.

On March 2, 2020, Gibson Dunn delivered a revised draft of the merger agreement to Sidley Austin, which was based on the last draft discussed between the parties in 2019.

On March 6, 2020, Sidley Austin delivered a revised draft of the merger agreement to Gibson Dunn. The revised merger agreement included minor revisions to the merger mechanics and the interim operating and non-solicitation covenants.

On March 10, 2020, Messrs. Romano, Dakan, R. Olmstead, McLawhorn and Roller met to discuss the current market conditions in light of the global response to COVID-19, together with increased production from foreign oil producers (most notably Saudi Arabia and Russia), which resulted in steep declines in the prices of oil and natural gas. At that meeting, Contango informed Mid-Con that it would pause negotiations relating to the proposed transaction, given the deterioration in commodity prices and credit markets.

On March 12, 2020, Messrs. J. Goff, Travis Goff, President of Goff Capital, Inc., Roller and McLawhorn discussed Mid-Con’s plans to address the decrease in commodity prices, senior credit facility and maturity of the Mid-Con Class A and Class B Preferred Units in August 2021. During a Mid-Con board meeting on March 20, 2020, Mr. McLawhorn informed the Mid-Con board that holders of Mid-Con preferred units had initiated discussions regarding Mid-Con’s future plans given the market conditions and Mid-Con’s potential credit issues. Mr. Philip R. Houchin, then Chief Financial Officer of Mid-Con, provided an update to the Mid-Con board on his recent discussions with Wells Fargo in light of Mid-Con’s leverage ratio non-compliance and likely borrowing base deficiency. Mr. Houchin further stated that Wells Fargo had requested an updated forecast and action plan, as well as an update related to the upcoming maturity of Mid-Con’s preferred units. The Mid-Con board authorized Messrs. Roller and McLawhorn to engage in discussions with the holders of Mid-Con preferred units regarding strategic alternatives.

On March 23, 2020, Messrs. McLawhorn and Roller met in Fort Worth, Texas with Messrs. J. Goff and T. Goff, Ms. Jennifer Terrell, Chief Financial Officer of Goff Focused Strategies LLC, and Mr. Bernay Box, Chief Executive Officer of Bonanza Capital Ltd., as representatives of the holders of Mid-Con preferred units, and Messrs. Colyer and Dakan, as representatives of Contango, to discuss the strategic alternatives for addressing Mid-Con’s impending non-compliance and borrowing base deficiency under its senior credit facility and the maturity of the Mid-Con preferred units in August 2021.

On March 27, 2020, Messrs. McLawhorn and Roller provided an update to Messrs. John W. Brown, C. Fred Ball Jr., Cameron O. Smith and Peter A. Leidel, as representatives of the Mid-Con board, on the recent discussion with the holders of Mid-Con preferred units and the status of information being provided by Mid-Con to formulate a restructuring proposal.

On April 1 and 2, 2020, Messrs. McLawhorn and Roller met with Messrs. J. Goff and T. Goff, as representatives of the holders of Mid-Con preferred units, and Messrs. Colyer and Dakan, as representatives of Contango, to discuss negotiating a potential out-of-court restructuring of Mid-Con. The discussions focused on, among other things, plans to reduce Mid-Con’s general and administrative expenses and other operational costs, as well as a potential extension of the August 2021 maturity of the Mid-Con preferred units. Mr. J. Goff, speaking on behalf of the holders of the Mid-Con preferred units, conditioned any potential strategic transaction on restructuring Mid-Con’s corporate structure, including the removal of the Mid-Con GP.

On April 2, 2020, Mr. T. Goff, as a representative of the holders of the Mid-Con preferred units, delivered a proposal to the Mid-Con board regarding a potential out-of-court restructuring of Mid-Con (the “Preferred Unit term sheet”). The Preferred Unit term sheet included, among other things, that Contango or one of its affiliates would serve as the new operator and service provider for Mid-Con, replacing Mid-Con Energy Operating, LLC.

On April 6, 2020, Messrs. Smith, Ball, Brown and Leidel, as representatives of the Mid-Con board, held a telephonic meeting with Messrs. J. Goff and T. Goff and Ms. Terrell, as representatives of the holders of Mid-Con preferred units, and representatives of Pillsbury Winthrop Shaw Pittman (“Pillsbury”), counsel to J. Goff, Messrs. Colyer and Dakan, as representatives of Contango, Messrs. Roller and McLawhorn and Sidley Austin to discuss the Preferred Unit term sheet. Discussions included a framework for restructuring the Mid-Con preferred units, with a potential proposal contingent on replacing the operator and services provider of Mid-Con to implement cost savings that would reduce Mid-Con’s debt.

Between April 6, 2020 and April 9, 2020, representatives of Mid-Con and the holders of Mid-Con preferred units exchanged several draft term sheets, which included, among other things, a conversion of Mid-Con preferred units into Mid-Con common units.

On April 13, 2020, Messrs. Houchin, McLawhorn, Roller and Ryan M. Logsdon, then Vice President of Business Development of Mid-Con, held a telephonic meeting with representatives from Wells Fargo regarding the potential Mid-Con restructuring as well as a waiver of the leverage ratio covenant in the Mid-Con credit facility.

On April 15, 2020, at the direction of the Mid-Con board, Mr. McLawhorn sent a revised Preferred Unit term sheet to Messrs. J. Goff and T. Goff, as representatives of the holders of the Mid-Con preferred units.

On April 15, 2020 and April 16, 2020, Messrs. Roller and McLawhorn met with Messrs. T. Goff, J. Goff, Dakan and Colyer and Ms. Terrell, as representatives of the holders of Mid-Con preferred units and Contango, and Pillsbury to negotiate the revised draft of the Preferred Unit term sheet. On April 16, 2020, Mr. T. Goff, as representative of the holders of Mid-Con preferred units, sent a revised term sheet to representatives of Mid-Con.

On April 17, 2020, Messrs. Leidel, Brown, Ball and Smith, as representatives of the Mid-Con board, met with Messrs. R. Olmstead, J. Olmstead, McLawhorn and Roller and GableGotwals, counsel for Mid-Con Energy Operating, LLC, and Sidley Austin to discuss the revised draft of the Preferred Unit term sheet. Following discussions, Mr. McLawhorn delivered a revised Preferred Unit term sheet, at the direction of the Mid-Con board, to Messrs. J. Goff and T. Goff, as representatives of the holders of Mid-Con preferred units.

On April 18, 2020, Messrs. Roller and McLawhorn met with Mr. T. Goff and Ms. Terrell, as representatives of the holders of preferred units, Pillsbury and Mr. Dakan, as representative of Contango, to further negotiate the Preferred Unit term sheet.

On April 19, 2020 and April 20, 2020, Messrs. Leidel, Brown, Ball and Smith, as representatives of the Mid-Con board, and Messrs. R. Olmstead, J. Olmstead, McLawhorn and Roller and GableGotwals and Sidley Austin met to discuss the Preferred Unit term sheet. At the direction of the Mid-Con board, Mr. McLawhorn sent the revised Preferred Unit term sheet to Messrs. J. Goff and T. Goff, as representatives of the holders of the Mid-Con preferred units, on April 20, 2020.

Later that day, on April 20, 2020, Messrs. Roller and McLawhorn and Sidley Austin met with Mr. T. Goff and Ms. Terrell, as representatives of the holders of Mid-Con preferred units, Pillsbury and Messrs. Colyer and Dakan, as representatives of Contango, and expressed agreement with the revised Preferred Unit term sheet (the “April 2020 term sheet”).

On April 22, 2020, Messrs. Houchin, J. Olmstead, Roller, McLawhorn and Logsdon and Messrs. J. Goff, T. Goff, Colyer and Dakan, as representatives of the holders of Mid-Con preferred units and Contango, met with

Wells Fargo to discuss the restructuring of Mid-Con as outlined in the April 2020 term sheet. Wells Fargo indicated support for the out-of-court restructuring but indicated that they would need approval from Wells Fargo’s credit committee and ultimately would need support from the rest of the lenders in the bank group.

On April 28, 2020, Mr. McLawhorn updated the Mid-Con board on the Mid-Con restructuring, including a timeline thereof and the status of bank negotiations.

Between May 5, 2020 and May 7, 2020, representatives of Wells Fargo met with Messrs. McLawhorn, Houchin, Logsdon and Roller and Mr. T. Goff and Ms. Terrell, as representatives of the holders of Mid-Con preferred units, and Messrs. Colyer and Dakan, as representatives of Contango. During the meeting, Wells Fargo outlined the terms of a proposed waiver of the current default under the Mid-Con credit agreement.

On May 18, 2020, representatives of Mid-Con along with representatives of Wells Fargo hosted a spring redetermination meeting with the lenders of the Mid-Con credit facility to seek approval of the default waiver and proposed restructuring, as outlined in the April 2020 term sheet.

On June 2, 2020 and June 3, 2020, the Mid-Con board met to discuss and formally approve the Mid-Con restructuring.

On June 4, 2020, the transaction documents relating to the Mid-Con restructuring were executed by the relevant parties to the transaction, including Mid-Con, Mid-Con GP, the holders of Mid-Con preferred units and Contango. The restructuring provided for the conversion of all Series A and Series B Preferred Units of Mid-Con into common units, transfer of ownership of Mid-Con’s general partner to Mid-Con, resignation of all of Mid-Con’s directors, appointment of a new board of directors, and an agreement that Contango Resources, Inc., a subsidiary of Contango, would become the new operator of Mid-Con’s properties and services provider pursuant to the Management Services Agreement, replacing Mid-Con Energy Operating LLC, an affiliate of Messrs. R. Olmstead and J. Olmstead and Mid-Con’s general partner. A majority of the personnel that had been employed by Mid-Con Energy Operating LLC were subsequently hired by Contango Resources, Inc.

On June 30, 2020, Contango management approached Pillsbury to discuss legal aspects of a merger of Contango and Mid-Con. On July 10, 2020, representatives of Contango informally expressed interest in reopening merger discussions with members of the Mid-Con board. Given the potential conflict of interest that could arise as a result of Mr. T. Goff’s substantial ownership position in Mid-Con and relationship with Contango, the Mid-Con board delegated negotiation of the potential transaction to the Mid-Con conflicts committee, consisting of Mid-Con’s three independent directors, Messrs. Robert Boulware, Fred N. Reynolds and J. Caperton White. Pillsbury was engaged as counsel to the Mid-Con conflicts committee.

In July 2020, due to increases in commodity prices and improvement in the credit and equity markets, Contango reengaged with Intrepid to evaluate a potential business combination with Mid-Con. On July 14, 2020, following discussions among disinterested members of the Contango board and Intrepid and upon the Contango board’s review of the materials prepared by Intrepid relating to a potential business combination between Contango and Mid-Con, Mr. Romano, on behalf of the Contango board, delivered to the Mid-Con conflicts committee an indication of interest regarding a proposal to effect a business combination between Contango and Mid-Con (the “July 14 indication of interest”). Under the July 14 indication of interest, each outstanding Mid-Con common unit would be exchanged for 1.6422 shares of Contango common stock.

On July 15, 2020, Mr. Dakan held a telephone conference with the Mid-Con conflicts committee to discuss the terms of the July 14 indication of interest. During the telephone conference, Mr. Dakan provided an overview of the terms of the July 14 indication of interest.

Later that day, at a meeting of the Mid-Con conflicts committee attended by representatives of Pillsbury, the Mid-Con conflicts committee discussed the potential merits and certain considerations of the July 14 indication of interest. Pillsbury then reviewed the preliminary benefits, considerations and processes associated with the transaction proposed in the July 14 indication of interest. In addition, Pillsbury reviewed with the Mid-Con conflicts committee the fiduciary duties and responsibilities of directors implicated by the July 14 indication of interest. After discussion, the Mid-Con conflicts committee determined to further evaluate, with the assistance of Mid-Con’s legal and financial advisors, the July 14 indication of interest and a proposed strategic transaction with Contango. Pillsbury advised that they would follow-up with formal resolutions delegating this authority to the conflicts committee. The resolutions adopted by the Mid-Con board authorized the Mid-Con conflicts committee to (i) review and evaluate any potential conflicts arising in connection with the merger and any related agreements, (ii) consider, explore, review, analyze, and evaluate the terms and conditions of the merger and any related agreements, (iii) negotiate the terms and conditions of the merger and any related agreements, (iv) determine whether the merger and any related agreements are in, or not opposed to, the best interests of the merger and the unaffiliated public unitholders, and (v) determine whether or not to approve, and whether or not to recommend that the Mid-Con board approve, the merger and any related agreements, with any such approval and related recommendation by the Mid-Con conflicts committee constituting “Special Approval” as provided by Section 7.9 of the Mid-Con LPA.

On July 17, 2020, Messrs. Dakan, White and Boulware held a telephonic meeting to discuss the potential business combination and the terms of the July 14 indication of interest. Following the discussion, Mr. Boulware contacted Petrie Partners and confirmed that Petrie Partners would serve as a financial advisor to the Mid-Con conflicts committee under the terms of the February 10, 2020 engagement letter.

On July 20, 2020, the disinterested directors of the Contango board met with Messrs. Dakan, McLawhorn and Gibson Dunn to discuss the initial feedback received from the members of the Mid-Con conflicts committee at the July 17, 2020 telephonic meeting regarding the July 14 indication of interest and the terms and structure of the potential business combination.

On July 22, 2020, Mr. Boulware, on behalf of the Mid-Con conflicts committee, delivered a counterproposal to the July 14 indication of interest (the “July 22 counterproposal”). Later that day, Mr. Boulware held a telephonic meeting with Mr. Dakan to discuss the July 22 counterproposal. Following discussions among the disinterested directors of the Contango board, Mr. Dakan and Gibson Dunn, the Contango board delivered a revised indication of interest (the “July 22 indication of interest”) that incorporated the July 22 counterproposal, which included, among other things, (i) that each outstanding Mid-Con common unit would be exchanged for 1.6422 shares of Contango common stock and (ii) a put right with respect to the Pine Tree and Kitty assets held by Mid-Con in the event that a business combination between Contango and Mid-Con was not consummated in a timely manner. Mid-Con at that time was negotiating a sale of the Pine Tree and Kitty assets with a third party.

On July 24, 2020, at a telephonic meeting of the Mid-Con conflicts committee attended by representatives of Pillsbury and Petrie Partners, Petrie Partners discussed with the Mid-Con conflicts committee the then-current state of the energy markets, the implications of market conditions and trends on Mid-Con’s business, and several strategic options with respect to Mid-Con, including the merits and certain considerations of the July 22 indication of interest. Pillsbury then briefly reviewed the fiduciary duties and responsibilities of directors in connection with the July 22 indication of interest.

On July 28, 2020, the Mid-Con conflicts committee delivered a draft non-binding confidential term sheet to Contango outlining the proposed terms of the business combination between Contango and Mid-Con (the “July 28 term sheet”). The July 28 term sheet included, among other things, (i) that each outstanding Mid-Con common unit would be exchanged for a minimum of 1.6422 shares of Contango common stock, (ii) that the merger agreement would be subject to customary closing conditions, (iii) that a sufficient number of Contango shareholders and Mid-Con unitholders would deliver a sufficient number of written consents to approve the transactions contemplated by the merger agreement, (iv) that each party would be subject to a 30-day exclusivity period and (v) that Mid-Con would be granted a put right with respect to Mid-Con’s Pine Tree and Kitty assets pursuant to which Mid-Con could require Contango to purchase such assets for $9 million in the event that a business combination between Contango and Mid-Con was not consummated in a timely manner.

On July 28, 2020, the disinterested directors of the Contango board held a telephone conference with Mr. Dakan and Gibson Dunn to discuss the July 28 term sheet and a proposed response. During the meeting, the parties discussed the closing conditions to the proposed business combination and the regulatory approvals related thereto. Additionally, Gibson Dunn provided an overview of the draft merger agreement being prepared by Gibson Dunn relating to be proposed business combination.

On July 29, 2020, Gibson Dunn delivered to Pillsbury a revised term sheet relating to the proposed transaction, which incorporated, among other things, a fixed exchange ratio of 1.6422 shares of Contango common stock and hydrocarbon hedging requirements by Mid-Con. On July 29, 2020, the Mid-Con conflicts committee, at a meeting attended by representatives of Pillsbury and Petrie Partners, discussed the July 28 term sheet with its advisors, including the proposed merger consideration and the newly requested hydrocarbon hedging requirements. Later, on July 29, 2020, Messrs. Boulware and White discussed certain terms of the July 28 term sheet with Mr. Dakan. Among other things, Messrs. Boulware and White requested that Mr. Dakan clarify the new requested hydrocarbon hedging requirements. On July 30, 2020, Gibson Dunn delivered a further revised term sheet, which included a 30-day exclusivity period expiring on August 29, 2020 (the “July 30 term sheet”).

On July 30, 2020, Messrs. Boulware and Dakan executed the July 30 term sheet and executed a mutual non-disclosure agreement to exchange material, non-public information, which had a one-year term. The agreement did not include a standstill.

Following the execution of the July 30 term sheet, the Mid-Con conflicts committee authorized representatives of Contango to begin discussions relating to a possible repayment or refinancing of Mid-Con’s credit facility in connection with the potential business combination with the lender banks under Mid-Con’s credit facility.

From late July through October 2020, Contango held discussions with the lender banks under the Contango and Mid-Con credit facilities to discuss the potential repayment or refinancing of the Mid-Con credit facility and expansion of the Contango credit facility following the contemplated business combination between Contango and Mid-Con.

On August 1, 2020, Gibson Dunn delivered an initial draft of the merger agreement to Pillsbury, which was based on the last draft discussed between the Gibson Dunn and Sidley Austin in March 2020.

On August 3, 2020 and August 5, 2020, Gibson Dunn, Pillsbury and Messrs. Dakan and McLawhorn held telephone conferences to discuss the draft merger agreement and the scope of Mid-Con’s representations and warranties and disclosure obligations related thereto. Pillsbury noted that they would discuss the draft merger agreement with members of Mid-Con management and the Mid-Con conflicts committee and provide a revised draft of the merger agreement for Contango’s and Gibson Dunn’s consideration following such discussions.

On August 3, 2020, Gibson Dunn delivered to Pillsbury an initial draft of a voting agreement pursuant to which certain Mid-Con unitholders would agree to vote in favor of the merger agreement and the transactions contemplated thereby.

On August 5, 2020, representatives of Pillsbury held telephonic meetings with Mr. Boulware and members of Mid-Con’s management team to discuss the contents of the merger agreement, including, among other items, closing conditions, representations and warranties, operating covenants and termination provisions. At the conclusion of these meetings, Mr. Boulware instructed Pillsbury to revise the merger agreement to revise the representations and warranties contained in the merger agreement and confirm that the interim operating covenants permitted Mid-Con to continue to operate its business in the ordinary course during the post-signing and pre-closing period.

Between August 6, 2020 and the date of announcement of agreement on a proposed business combination between Contango and Mid-Con, representatives of Gibson Dunn and Pillsbury further negotiated the terms of the merger agreement, the voting agreements that certain Contango shareholders and Mid-Con unitholders would enter into connection with the merger agreement and ancillary documents.

On August 13, 2020, Messrs. Dakan, White and Boulware held a telephone conference to discuss the initial feedback received from the discussions held with the Mid-Con credit facility lender banks.

On August 20, 2020, Gibson Dunn delivered a draft asset purchase agreement to Pillsbury, under which Contango would be required to purchase certain assets, which included the Pine Tree and Kitty assets, from Mid-Con if the merger was not consummated within 90 days after execution of the merger agreement. The parties proposed executing the asset purchase agreement contemporaneously with the proposed merger agreement.

On August 24, 2020, Messrs. Dakan, White and Boulware held a telephone conference to discuss the feedback received from the discussions held with the Mid-Con credit facility lender banks.

On August 27, 2020, Contango and Mid-Con executed an amendment to the July 30 term sheet which extended the expiration of the exclusivity period under the July 30 term sheet from August 29, 2020 to September 13, 2020.

On September 2, 2020, the Mid-Con conflicts committee held a telephonic meeting with Pillsbury and Petrie Partners to receive advice from Pillsbury regarding the draft documents and advice from Petrie Partners regarding the then current state of the energy markets, the proposed terms of the merger agreement and an overview of its preliminary financial analysis of the proposed transaction.

On September 12, 2020, Contango and Mid-Con executed a second amendment to the July 30 term sheet, which further extended the expiration of the exclusivity period under the July 30 term sheet from September 13, 2020 to September 28, 2020.

On September 23, 2020, Contango hosted its fall 2020 lender presentation, which was presented to all lender banks in Contango’s and Mid-Con’s credit facilities to seek commitments for a combined credit facility following the consummation of the proposed merger. Subsequent to this meeting and prior to the execution of the merger agreement, the lenders in both credit facilities committed to a combined credit facility led by JP Morgan Chase Bank, N.A. with an initial borrowing base of $130 million, subject to, among other conditions, closing of the proposed merger.

On October 2, 2020, Contango and Mid-Con executed a third amendment to the July 30 term sheet to extend the exclusivity period under the July 30 term sheet until October 16, 2020.

On October 15, 2020, Contango and Mid-Con executed a fourth amendment to the July 30 term sheet to extend the exclusivity period under the July 30 term sheet until October 31, 2020.

On October 22, 2020, the Mid-Con conflicts committee held a telephonic meeting with Pillsbury and Petrie Partners to receive advice from Pillsbury regarding the draft documents and advice from Petrie Partners regarding the proposed terms of the merger agreement. Pillsbury reviewed with the conflicts committee their fiduciary duties with respect to their evaluation of the proposed business combination and the key terms of the merger agreement, the voting agreements and the asset purchase agreement. Petrie Partners then provided an update of its preliminary financial analysis of the proposed transaction.

Later that day, at the direction of the Mid-Con conflicts committee, Mr. Boulware spoke with Mr. Dakan regarding the exchange ratio for the Contango shares to be offered to Mid-Con unitholders. Mr. Boulware informed Mr. Dakan that the Mid-Con conflicts committee believed that the proper exchange ratio was 1.9590 shares of Contango common stock for each Mid-Con common unit. After discussion, Mr. Dakan informed Mr. Boulware that he would discuss the revised proposal with the Contango disinterested directors.

On October 23, 2020, Mr. Dakan, on behalf of the Contango board, informed Mr. Boulware that the Contango board believed that the proper exchange ratio was 1.7500 shares of Contango common stock for each Mid-Con common unit. Mr. Boulware informed Mr. Dakan that the Mid-Con conflicts committee was meeting later that day and would discuss the proposal.

Later that same day, the Mid-Con conflicts committee held a telephonic meeting with representatives of Pillsbury and Petrie Partners during which Petrie Partners discussed its preliminary financial analysis of the proposed transaction. The Mid-Con conflicts committee then instructed Petrie Partners to prepare a final presentation of its financial analysis in light of the current Contango proposal to be reviewed at a meeting to be held the following day.

On October 24, 2020, the Mid-Con conflicts committee held a telephonic meeting with representatives of Pillsbury and Petrie Partners during which Petrie Partners presented materials regarding its financial analysis of the proposed transaction. During the presentation, Petrie Partners provided, among other things, (i) an overview of the then current state of the energy markets, (ii) a summary of the terms of the proposed transaction, (iii) a situational analysis for each of Mid-Con and Contango, (iv) a summary of both the Mid-Con and Contango projections, including the underlying assumptions, and (v) a detailed review of the financial analyses performed for both Mid-Con and Contango, including discounted cash flow analysis, comparable transactions analysis, capital market comparison analysis, and a going concern analysis. Representatives of Petrie Partners then described, for the benefit of the Mid-Con conflicts committee, the significance of each valuation analysis method. During the presentation, the Mid-Con conflicts committee asked, and representatives of Petrie Partners answered, questions with respect to Petrie Partners’ financial analyses. Following additional discussion, and at the request of the Mid-Con conflicts committee, Petrie Partners rendered its oral opinion (subsequently confirmed in a written opinion dated October 25, 2020) that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Petrie Partners set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the unaffiliated public unitholders of Mid-Con, as more fully described below in the section titled “—Opinion of the Mid-Con Conflicts Committee’s Financial Advisor.” Pillsbury then reviewed with the Mid-Con conflicts committee their fiduciary duties with respect to their evaluation of the proposed business combination and the key terms of the merger agreement, the voting agreements and the asset purchase agreement.

Following the presentation by Petrie Partners and the Pillsbury’s discussion of fiduciary duties, the Mid-Con conflicts committee then determined that the merger agreement and transactions contemplated thereby were in the best interest of Mid-Con, Mid-Con GP, and each of Mid-Con’s unitholders, including the Mid-Con public unaffiliated unitholders, and voted to recommend that the Mid-Con board approve the merger agreement and transactions contemplated thereby. Following the Mid-Con conflicts committee meeting, a meeting of the Mid-Con board was convened at which the Mid-Con board, by unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby were in, or not opposed to, the best interests of Mid-Con and its unitholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended approval of the merger agreement and the transactions contemplated thereby, including the merger, by the holders of Mid-Con common units. Mr. T. Goff did not participate in the vote of the Mid-Con board.

On October 24, 2020, Pillsbury and Gibson Dunn exchanged comments to the draft merger agreement, asset purchase agreement and draft voting agreements, as well as disclosure schedules. Later that day, the parties finalized the merger agreement, asset purchase agreement, voting agreements and disclosure schedules.

On the morning of October 25, 2020, the Contango board convened a meeting, with Messrs. Dakan, E. Joseph Grady, the Senior Vice President and Chief Financial Officer of Contango, McLawhorn, the now Senior Vice President and General Counsel of Contango, and Roller, the now Senior Vice President and Chief Operating Officer of Contango, and Gibson Dunn and Intrepid in attendance, to consider the proposed final terms of the proposed business combination with Mid-Con. Given the potential conflicts of interest that could arise as a result of Mr. Colyer’s roles as Chief Executive Officer of Contango, as a previous member of the Mid-Con board and due to past business relationships with Mr. J. Goff, and Mr. J. Goff’s beneficial ownership in Contango and Mid-Con, Mr. Colyer and Mr. J. Goff recused themselves from the meeting. Gibson Dunn reviewed with the Contango board their fiduciary duties with respect to their evaluation of the proposed business combination and the key terms of the merger agreement, the voting agreements and the asset purchase agreement. Intrepid then provided an overview of its financial analysis of the exchange ratio of 1.7500 shares of Contango common stock for each Mid-Con common unit and then delivered an oral opinion to the Contango board (subsequently confirmed in a written opinion dated the same date) that, as of the date of such opinion, and subject to the various assumptions, procedures, factors, qualifications, limitations and other matters as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to Contango, as more fully described below in the section titled “—Opinion of Contango’s Financial Advisor.” Prior to the conclusion of the meeting and following discussion of the proposed business combination by the disinterested directors of the Contango board, the Contango board, by unanimous vote of the disinterested directors, (i) determined that the merger agreement and the transactions contemplated thereby are in the best interests of Contango and its shareholders, (ii) approved the merger agreement and the transactions contemplated hereby, and (iii) resolved to recommend approval of the Contango share issuance by Contango’s shareholders.

Later that evening, Contango and Mid-Con executed the merger agreement and the asset purchase agreement, and Contango, Mid-Con and the other parties thereto executed the voting agreements.

On the morning of October 26, 2020, before the opening of the U.S. stock markets, Contango and Mid-Con issued a joint press release announcing the proposed merger and Contango hosted a conference call to discuss the transaction. Contango also issued a press release that morning announcing that it had priced a private placement of 26.5 million shares of Contango common stock for gross proceeds of approximately $39.7 million, with the proceeds intended to be used in connection with the merger and for general corporate purposes, including repayment of debt outstanding under Contango’s revolving credit facility.

Recommendation of the Contango Board and Reasons for the Merger

At a meeting duly called and held on October 25, 2020, the Contango board, by unanimous vote of the disinterested directors, (i) determined that the merger agreement and the transactions contemplated thereby are in the best interests of Contango and its shareholders, (ii) approved the merger agreement and the transactions contemplated thereby, and (iii) resolved to recommend approval of the Contango share issuance by Contango’s shareholders.

In deciding to approve the merger agreement and to recommend that Contango shareholders approve the Contango share issuance, the Contango board consulted with Contango’s management and financial and legal advisors and considered several factors.

The Contango board considered a number of factors when evaluating the merger, many of which support the Contango board’s determination that the merger agreement and transactions contemplated thereby were in the best interests of Contango and its shareholders. The Contango board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:

•

the belief that the merger will be accretive to Contango’s reserve base and cash flow, enhancing Contango’s post-closing liquidity and maintaining Contango’s strong balance sheet and low leverage profile;

•	that Mid-Con’s assets are oil weighted with a low production decline profile, complementing Contango’s higher production and cash flow profile;

•	that the merger leverages Contango’s knowledge of Mid-Con’s assets and operations through the management services agreement between Contango and Mid-Con;

•	the belief that the merger will result in cost savings through operational efficiencies and reductions in general and administrative expenses;

•	the addition of proved undeveloped inventory with low capital expenditure requirements and the opportunity for near-term conversion to proved developed producing properties;

•

that the merger consideration represented a premium of 5% based on the 15-day volume weighted average price ending October 23, 2020, which the Contango board regarded as an attractive valuation relative to other transactions and peer comparisons;

•	that Contango will continue to be led by the current experienced Contango management team;

•

the terms of the merger agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the merger and the ability of Contango to terminate the agreement under certain circumstances;

•	the belief that the restrictions imposed on Contango’s business and operations during the pendency of the merger are reasonable and not unduly burdensome;

•

that the exchange ratio is fixed and will not fluctuate in the event that the market price of Mid-Con common units increases relative to the market price of Contango common stock between the date of the merger agreement and the closing of the merger;

•	the likelihood of consummation of the merger and the Contango board’s evaluation of the likely time frame necessary to close the merger;

•

the Contango board’s knowledge of, and discussions with Contango management and its advisors regarding, Contango’s and Mid-Con’s business operations, financial conditions, results of operations and prospects, taking into account Contango’s due diligence investigation of Mid-Con;

•

that Mid-Con unitholders holding approximately 57% of the outstanding Mid-Con common units have entered into voting agreements with Contango obligating such unitholders to vote or cause to be voted all of their Mid-Con common units in favor of the approval of the Mid-Con merger proposal and against alternative transactions, as more fully described in the section titled ““Written Consents of Holders of Mid-Con Common Units—Mid-Con Common Units Entitled to Consent and Consent Required.””; and

•

Intrepid’s oral opinion rendered to the Contango board on October 25, 2020 and their written opinions dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such written opinions, the exchange ratio of 1.7500 shares of Contango common stock to be issued in exchange for each Mid-Con common unit pursuant to the merger agreement was fair, from a financial point of view, to Contango. The full text of the written opinion of Intrepid to the Contango board, dated as of October 25, 2020, is attached as Annex B to this joint consent statement/information statement/prospectus. See “—Opinion of Contango’s Financial Advisor.”

The Contango board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated thereby, including the merger. These factors included:

•	the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Contango or Mid-Con;

•

that the exchange ratio in the merger agreement provides for a fixed number of shares of Contango common stock, and, as such, the possibility that Contango shareholders could be adversely affected in the event that the market price of Contango common stock increases relative to the market price of Mid-Con common units between the date of the merger agreement and the closing of the merger;

•

that there are risks inherent in integrating the operations of Mid-Con into Contango, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•	that the merger agreement provides that, in certain circumstances, Contango could be required to pay a termination fee of up to $1.5 million to Mid-Con and expense reimbursement of up to $1.5 million;

•	that the restrictions on the conduct of Contango’s business prior to the consummation of the merger, although believed to be reasonable and not unduly burdensome, may delay or prevent Contango from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Contango pending consummation of the merger;

•	that the merger agreement restricts Contango’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

•

the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of Contango and Mid-Con and the transaction costs to be incurred in connection with the merger;

•

the possibility that the $1.5 million termination fee and $1.5 million of expense reimbursement that Mid-Con would be required to pay under the merger agreement upon termination of the merger agreement under certain circumstances would be insufficient to compensate Contango for its costs incurred in connection with the merger agreement; and

•	other risks of the type and nature described under the “Risk Factors.”

This discussion of the information and factors considered by the Contango board in reaching its conclusion and recommendations includes all of the material factors considered by the Contango board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Contango board in evaluating the merger agreement and the transactions contemplated thereby, including the merger, and the complexity of these matters, the Contango board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Contango board may have given different weight to different factors. The Contango board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the issuance of Contango common stock pursuant to the merger agreement.

It should be noted that this explanation of the reasoning of the Contango board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Mid-Con Board and Reasons for the Merger

Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties

The unanimous approval of the merger agreement and the transactions contemplated thereby, including the merger, by the members of the Mid-Con conflicts committee constitutes “Special Approval” under the Mid-Con LPA. Under Section 7.09 of the Mid-Con LPA, whenever a potential conflict of interest exists or arises between Mid-Con GP or any of its affiliates, on the one hand, and Mid-Con, any partner of Mid-Con or any person with an interest in partnership interests of Mid-Con, on the other hand, any resolution, course of action or transaction will be will be deemed to have been in good faith and to not constitute a breach of the Mid-Con LPA or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of action is approved by a majority of the members of the Mid-Con conflicts committee (“Special Approval”).

Under Section 7.10(b) of the Mid-Con LPA, any action taken or omitted to be taken by Mid-Con GP in reliance upon the advice or opinion of an investment banker, among others, as to matters reasonably believed to be in such person’s professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such opinion.

Approval of the Mid-Con Conflicts Committee and the Mid-Con Board

The Mid-Con conflicts committee consists of three independent directors of the Mid-Con board: Bob Boulware, Fred Reynolds and Caperton White. The Mid-Con board authorized the Mid-Con conflicts committee to (i) review and evaluate any potential conflicts arising in connection with the merger and any related agreements, (ii) consider, explore, review, analyze, and evaluate the terms and conditions of the merger and any related agreements, (iii) negotiate the terms and conditions of the merger and any related agreements, (iv) determine whether the merger and any related agreements are in, or not opposed to, the best interests of the merger and the unaffiliated public unitholders, and (v) determine whether or not to approve, and whether or not to recommend that the Mid-Con board approve, the merger and any related agreements, with any such approval and related recommendation by the Mid-Con conflicts committee constituting “Special Approval” as provided by Section 7.9 of the Mid-Con LPA.

The Mid-Con conflicts committee retained Pillsbury Winthrop Shaw Pittman, LLP as its legal counsel and Petrie Partners as its independent financial advisor. The Mid-Con conflicts committee believed that Petrie Partners was independent based on the lack of material business relationships between Petrie Partners and Mid-Con, Contango or their affiliates. The Mid-Con conflicts committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of the potential transaction, including consideration whether to withhold Special Approval and to maintain the status quo, and conducted negotiations with Contango and its representatives with respect to the merger agreement and other related agreements.

The Mid-Con conflicts committee, on October 25, 2020, by unanimous vote, (i) determined that the merger agreement and the merger are in the best interests of Mid-Con and the Mid-Con unaffiliated public unitholders, (ii) approved the merger and the execution, delivery and performance by Mid-Con of the merger agreement (such approval constituting Special Approval as defined in the Mid-Con LPA) and (iii) recommended that the Mid-Con board approve the merger agreement and the merger.

Upon receipt of such recommendation, the Mid-Con board, by unanimous vote on October 25, 2020, determined (i) that the merger and the related agreements, including the merger agreement and the Mid-Con voting and support agreements, are in the best interests of Mid-Con and the Mid-Con unitholders, including the Mid-Con unaffiliated public unitholders, (ii) to approve the merger and the related agreements, including the merger agreement and the Mid-Con voting and support agreements and (iii) to submit the merger agreement to a vote of the Mid-Con unitholders, and authorized the Mid-Con unitholders to act by written consent to approve the merger pursuant to the Mid-Con LPA.

Reasons for the Mid-Con Conflicts Committee’s Recommendation

The Mid-Con conflicts committee consulted with its financial and legal advisors and considered both positive and negative factors in making its determination and approvals, and the related recommendation to the Mid-Con board.

The Mid-Con conflicts committee considered the following factors to be generally positive or favorable in making its determination and approvals, and the related recommendation to the Mid-Con board:

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The exchange ratio of 1.7500 represents a premium to the Mid-Con unitholders of 5% based on a 15-day volume weighted average price using closing prices ending on October 23, 2020, the last trading day prior to the date on which the Mid-Con conflicts committee made its determination regarding the merger agreement.

•

The exchange ratio, with an implied value of $2.9925 based on the closing price of Contango common stock on October 23, 2020 (the last trading day before the announcement of the merger agreement) represents a significant improvement over Contango’s initial proposal on July 14, 2020 of 1.6422 shares of Contango common stock for each Mid-Con common unit.

•

The Mid-Con conflicts committee also believed that the exchange ratio of 1.7500 shares of Contango common stock for each Mid-Con common unit was the highest exchange ratio that Contango would be willing to pay the Mid-Con unitholders.

•	The Mid-Con conflicts committee believed that, absent a significant and sustained improvement in macroeconomic, industry and business conditions facing Mid-Con and its customers, it would be difficult to raise additional capital to finance further development or refinance Mid-Con’s credit facility, which is scheduled to mature on May 1, 2021.

•

The Mid-Con conflicts committee’s beliefs and expectations that Contango’s corporate structure and its size following the merger provide a number of benefits relative to Mid-Con’s MLP structure, including:

•	market sentiment currently favors corporate structures over MLP structures;

•	corporations attract a broader set of investors as compared to MLPs because certain types of institutional investors face prohibitions or limitations on investing in entities other than corporations;

•	implications of the COVID-19 pandemic and other recent macroeconomic events for the MLP model;

•	implications of the oil price war among the OPEC+ and the future structure of Mid-Continent, Big Horn and Powder River Basins oil and natural gas industry;

•	equity financing and access to debt markets have become more restrictive to MLPs, which could lead to diminished ability to fund growth expenditures;

•

Contango common stock will provide greater trading liquidity than Mid-Con common units because of the larger average daily trading volume of Contango common stock as a result of the broader investor base and larger public float; and

•

Mid-Con unitholders will receive equity ownership in a corporate entity with traditional fiduciary duties owed to shareholders (which are more robust than those under the Mid-Con LPA) and a simplified capital structure relative to an MLP.

•

The public listing of Contango common stock will allow the Mid-Con public unitholders to make their own decision whether to sell the Contango common stock they receive in the merger for cash or to retain the Contango common stock they receive and participate in the equity value of Contango, including the potential future growth and synergies resulting from the merger.

•	The Mid-Con conflicts committee believed that the merger will provide greater financial flexibility for both Mid-Con and Contango, reduce the cost of capital and optimize cash flows.

•

The projected tax benefits to Contango resulting from Contango’s ability to claim additional depreciation and amortization deductions on a stepped-up basis in the assets underlying the Mid-Con common units it acquires in the merger will indirectly benefit the Mid-Con unitholders as Contango shareholders following the consummation of the merger.

•

The Mid-Con public unitholders’ aggregate tax obligations resulting from the merger are expected to be mitigated to some extent because a large proportion of the unitholders have a relatively high adjusted tax basis in their Mid-Con common units and many of the unitholders have suspended passive losses available to offset a portion of the taxable gain, including ordinary income, that will be recognized in the merger.

•

The financial presentation, dated October 24, 2020, and opinion of Petrie Partners, dated October 25, 2020, to the Mid-Con conflicts committee that, as of that date and based upon and subject to the various assumptions, procedures, factors, qualifications, and limitations and other matters set forth in Petrie Partners’ opinion, the merger consideration in the merger was fair, from a financial point of view, to the Mid-Con unaffiliated public unitholders.

•	The terms of the merger agreement, principally:

•	each Mid-Con unitholder will receive 1.7500 shares of Contango common stock per outstanding Mid-Con common unit;

•	Contango’s obligation to pay a termination fee and reimburse certain Mid-Con expenses in connection with the termination of the merger agreement in certain circumstances;

•

the operating covenants of Contango, which provide protection to the Mid-Con unitholders prior to closing by restricting Contango’s ability to take certain actions prior to the closing of the merger that could reduce the value of the Contango common stock received by the Mid-Con unitholders in the merger; and

•	the limited conditions and exceptions to the closing conditions in the merger agreement.

•

The probability that Mid-Con and Contango will be able to consummate the merger is significantly increased by the Mid-Con voting agreements, requiring that the Mid-Con voting agreement unitholders provide a written consent in favor of the merger.

•

The probability that Contango and Mid-Con will be able to consummate the merger is significantly increased by the fact that (i) pursuant to the Mid-Con voting agreements, the Mid-Con voting agreement unitholders, which beneficially owned 8,107,900 Mid-Con common units in the aggregate on October 25, 2020, irrevocably agreed to deliver the Mid-Con written consent approving the Mid-Con merger proposal within two business days after the effectiveness of the registration statement and (ii) pursuant to Voting and Support Agreements by and among Mid-Con, Contango and Contango shareholders, which beneficially owned 81,753,700 shares of Contango common stock in the aggregate on October 25, 2020, irrevocably agreed to vote in favor of the Contango share issuance.

The Mid-Con conflicts committee considered the following factors to be generally negative or unfavorable in arriving at its determinations and approvals, and the related recommendation to the Mid-Con board:

•

The exchange ratio is fixed, and therefore the value of the consideration payable to Mid-Con unitholders based on the ratio will decrease in the event that the market price of Contango common stock decreases relative to any change in the market price of Mid-Con common units prior to the closing of the merger.

•

The Mid-Con common units have, in the past, traded at levels that exceed the amount implied by the exchange ratio of $2.9925 based on the closing price of Contango common stock on October 23, 2020. As of November 19, 2020, the 52-week high for the Mid-Con common units was $8.80 on January 7, 2020.

•	Contango does not currently pay quarterly dividends on its common stock.

•

The merger will be a taxable transaction to Mid-Con unitholders for U.S. federal and state income tax purposes. Depending on each Mid-Con unitholder’s individual tax situation, the unitholder will recognize taxable gain or loss upon the exchange of the Mid-Con common units for Contango common stock in the merger. Additionally, a portion of any such taxable gain or loss will be separately computed and any gain may be taxed as ordinary income.

•

Following the merger, the income of the resulting combined entity will be subject to double taxation (at the combined company and shareholder levels) for U.S. federal income tax purposes because Contango is a corporation, while the income of Mid-Con is currently subject to only one level of tax (at the unitholder level) because Mid-Con is a partnership for federal income tax purposes.

•

The Mid-Con conflicts committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for the acquisition of Mid-Con. Because Contango has significant commercial arrangements with Mid-Con, it was considered unrealistic to expect or pursue an unsolicited third-party acquisition proposal or offer for the assets or control of Mid-Con, and unlikely that the Mid-Con conflicts committee could conduct a meaningful auction for the acquisition of the assets or control of Mid-Con.

•

The merger agreement does not include a “majority of the minority” approval condition, and therefore approval of the merger does not require the affirmative vote of the Mid-Con unaffiliated public unitholders.

•	The combined company may be unable to realize fully the potential benefits sought in the merger.

•

The merger may not be completed in a timely manner, or at all, which could result in significant costs and disruption to Mid-Con’s normal business and a decline in the trading price of Mid-Con common units.

•

Certain terms of the merger agreement, principally the provisions obligating Mid-Con to reimburse certain Contango expenses in connection with the termination of the merger agreement as a result of a material uncured breach by Mid-Con or Mid-Con GP under the merger agreement and the operating covenants of Mid-Con restricting Mid-Con’s ability to take certain actions prior to the closing of the merger.

•	The Mid-Con unaffiliated public unitholders are not entitled to dissenters’ or appraisal rights under the merger agreement, the Mid-Con LPA or Delaware law.

•	Mid-Con unitholders will be forgoing the potential benefits that might be realized from continued operation of Mid-Con on a standalone basis.

•	Litigation may occur in connection with the merger and such litigation may increase costs and result in a diversion of management focus.

•	Some of the executive officers and directors of Mid-Con have interests in the merger that are different from, or in addition to, the interests of the Mid-Con unaffiliated public unitholders generally.

In addition to the factors described above, the Mid-Con conflicts committee considered the following procedural factors in making its determination that the merger agreement and the transactions contemplated thereby are in the best interests of Mid-Con and the Mid-Con unaffiliated public unitholders:

•	The terms and conditions of the merger were determined through arm’s-length negotiations between Contango and the Mid-Con conflicts committee and their respective representatives and advisors.

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Each of the members of the Mid-Con conflicts committee satisfies the requirements for serving on the Mid-Con conflicts committee as required under the Mid-Con LPA, including the requirement that all members of the Mid-Con conflicts committee be independent directors.

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The Mid-Con conflicts committee retained independent financial advisors and legal advisors with reputations, knowledge and experience with respect to public merger and acquisition transactions and the oil and gas industry, as well as familiarity with Mid-Con and its business.

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The members of the Mid-Con conflicts committee are familiar with, and understand, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Mid-Con.

•	The compensation of the members of the Mid-Con conflicts committee is in no way contingent on their approving the merger agreement or the merger.

•

Other than with respect to the Mid-Con phantom units held by the directors, which will become fully vested and will be automatically converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any, the members of the Mid-Con conflicts committee will not personally benefit from the consummation of the merger in a manner different from the Mid-Con unitholders.

•	The members of the Mid-Con conflicts committee have not been requested to serve on the Contango board after the merger.

•	The Mid-Con conflicts committee had no obligation to recommend any transaction, including the proposal put forth by Contango.

After taking into account all of the factors set forth above, as well as others, the Mid-Con conflicts committee concluded that the potential benefits of the merger outweighed any negative or unfavorable considerations and determined that the merger agreement and the transactions contemplated thereby are in the best interests of Mid-Con and the Mid-Con unaffiliated public unitholders.

The foregoing discussion is not intended to be exhaustive but is intended to address the material information and principal factors considered by the Mid-Con conflicts committee in considering the merger. In view of the number and variety of factors and the amount of information considered, the Mid-Con conflicts committee did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Mid-Con conflicts committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Mid-Con conflicts committee may have given different weights to different factors. The Mid-Con conflicts committee made its recommendation based on the totality of information presented to, and the investigation conducted by, the Mid-Con conflicts committee. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Certain Contango and Mid-Con Unaudited Prospective Financial and Operating Information

Contango and Mid-Con do not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, Contango’s management and Mid-Con’s operator, Contango Resources, Inc. (“Resources”), prepared certain unaudited internal financial forecasts with respect to Contango and Mid-Con, which were provided to the Contango board and Mid-Con conflicts committee, as well as Contango’s and Mid-Con’s respective financial advisors, in connection with the proposed merger (collectively, the “Contango and Mid-Con projections”). Certain of the Contango and Mid-Con projections were also provided to Contango’s and Mid-Con’s financial advisors for their use and reliance in connection with the financial analyses that Intrepid Partners and Petrie Partners performed in connection with their respective opinions described in “—Opinion of Contango’s Financial Advisor” and “—Opinion of Mid-Con Conflicts Committee’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of Contango, Mid-Con, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Contango’s management and Resources’, including, among others, Contango’s and Mid-Con’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Contango and Mid-Con can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements,” “Where You Can Find More Information” and the Annexes attached hereto.

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Contango’s and Mid-Con’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Contango contained in its Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint consent statement/information statement/prospectus, relates to historical financial information of Contango, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to Mid-Con contained in its Annual Report on Form 10-K for the year ended December 31, 2019, recast to give effect to the 2020 reverse split, attached hereto as Annex D relates to historical financial information of Mid-Con, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Contango and Mid-Con can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of this joint consent statement/information statement/prospectus or the date of closing of the merger, similar estimates and assumptions would be used. Except as required by applicable securities laws, Contango and Mid-Con do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Contango or Mid-Con of the merger, the effect on Contango or Mid-Con of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Contango or Mid-Con of any possible failure of the merger to occur. None of Contango, Mid-Con or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Contango shareholder or Mid-Con unitholder or other person regarding Contango’s or Mid-Con’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Contango, Mid-Con, their respective advisors or other representatives or any other person that it is viewed as material information of Contango or Mid-Con, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is being provided solely because it was made available to the Contango board, Mid-Con conflicts committee and Contango’s and Mid-Con’s respective financial advisors in connection with the merger.

In light of the foregoing, as well as the uncertainties inherent in any forecasted information, Contango shareholders and Mid-Con unitholders are cautioned not to place undue reliance on such information, and Contango and Mid-Con urge all Contango shareholders and Mid-Con unitholders to review Contango’s most recent SEC filings for a description of Contango’s reported financial results and Mid-Con’s most recent SEC filings for a description of Mid-Con’s reported financial results.

Contango Management Projections for Contango

In preparing the prospective financial and operating information described below, the management team of Contango and Resources used the following oil and natural gas price assumptions, which are based on New York Mercantile Exchange (“NYMEX”) strip pricing available on August 4, 2020:

	Q1 2021E	Q2 2021E	Q3 2021E	Q4 2021E	Q1 2022E	Q2 2022E	Q3 2022E	Q4 2022E
WTI Oil ($/bbl)	$42.98	$43.69	$44.18	$44.54	$44.81	$45.07	$45.29	$45.57
Henry Hub Gas ($/Mcf)	$3.00	$2.63	$2.68	$2.76	$2.88	$2.36	$2.42	$2.54

The following table sets forth certain summarized prospective financial and operating information regarding Contango on a standalone basis for each fiscal quarter for the years 2021 and 2022, based on the price assumptions indicated above, which information was prepared by Contango management and Resources and provided by Contango management and Resources to Contango’s financial advisor, Mid-Con’s conflicts committee and Mid-Con’s financial advisor for their use and reliance in connection with the financial analysis that they performed in connection with their respective opinions described in “The Merger—Opinion of Contango’s Financial Advisor” and “The Merger—Opinion of the Mid-Con Conflict Committee’s Financial Advisor.” The following unaudited prospective financial and operating information should not be regarded as an indication that Contango or Resources considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Contango’s anticipated or actual capital allocation relating to the Contango assets post-closing of the merger.

	Unaudited Contango Financial and Operating Forecast Provided by Contango Management
($ in millions)	Q1 2021E	Q2 2021E	Q3 2021E	Q4 2021E	Q1 2022E	Q2 2022E	Q3 2022E	Q4 2022E
Production (Mboe/d)	16	15.5	15.3	14.9	14.4	13.5	11.6	11.2
Total Revenue	$32.9	$31.6	$32.5	$32.0	$30.8	$27.2	$24.6	$24.6
EBITDAX (1)	$10.4	$10.3	$10.9	$10.3	$7.8	$5.6	$7.2	$7.6
Capital Expenditures	$5.2	$12.4	$5.6	$1.4	$0.8	$4.4	$6.2	$1.9
Levered Free Cash Flow (2)	$4.6	($2.7)	$4.6	$8.2	$6.5	$0.7	$0.5	$5.2

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense, stock-based compensation, non-cash derivative amortization, geological and geophysical and seismic expenses, accretion of discount on asset retirement obligations and other non-cash items. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered Free Cash Flow is defined as EBITDAX, less cash interest expense and capital expenditures. Levered Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Contango Management Projections for Mid-Con

Contango management and Resources also provided to Contango’s financial advisor, Mid-Con’s conflicts committee and Mid-Con’s financial advisor certain unaudited prospective financial and operating information with respect to Mid-Con on a standalone basis, which was generally derived from information provided by Resources, for its use and reliance in connection with the financial analysis that it performed in connection with the financial analysis that they performed in connection with their respective opinions described in “The Merger—Opinion of Contango’s Financial Advisor” and “The Merger—Opinion of the Mid-Con Conflict Committee’s Financial Advisor.” The following table sets forth a summary of this prospective financial and operating information regarding Mid-Con for each fiscal quarter for the years 2021 and 2022 as prepared by Contango management and Resources based on the price assumptions indicated above. The following unaudited prospective financial and operating information should not be regarded as an indication that Contango or Resources considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Contango’s anticipated or actual capital allocation relating to the Mid-Con assets post-closing of the merger.

	Unaudited Mid-Con Financial and Operating Forecast Provided by Contango Management
($ in millions)	Q1 2021E	Q2 2021E	Q3 2021E	Q4 2021E	Q1 2022E	Q2 2022E	Q3 2022E	Q4 2022E
Production (Mboe/d)	2.9	2.9	2.9	3.0	2.9	2.7	2.6	2.6
Total Revenue	$10.2	$10.4	$11.0	$11.3	$10.7	$10.4	$10.2	$10.1
EBITDAX (1)	$4.2	$4.2	$4.6	$4.8	$4.2	$3.9	$3.7	$3.7
Capital Expenditures	$1.6	$1.0	$1.3	$1.3	$1.3	$0.0	$0.0	$0.0
Levered Free Cash Flow (2)	$1.8	$2.4	$2.6	$2.8	$2.3	$3.2	$3.1	$3.1

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense, stock-based compensation, non-cash derivative amortization, geological and geophysical and seismic expenses, accretion of discount on asset retirement obligations and other non-cash items. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Levered Free Cash Flow is defined as EBITDAX, less cash interest expense and capital expenditures. Levered Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Contango Management and Resources Projections for Expected Synergies and Cost Savings

Contango management and Resources provided to Contango’s financial advisor, the Mid-Con conflicts committee and Mid-Con’s financial advisor certain estimates of the amounts and timing of expected synergies anticipated by Contango management and Resources to result from the merger, which included annualized general and administrative expense cost savings of approximately $1.9 million (collectively, the “Contango expected synergies”).

Opinion of Contango’s Financial Advisor

The Contango board engaged Intrepid Partners, LLC (“Intrepid”) to act as its financial advisor. As part of that engagement, the Contango board requested that Intrepid evaluate the fairness, from a financial point of view, of the exchange ratio in the merger to Contango. On October 25, 2020, Intrepid delivered to the Contango board its oral opinion, confirmed by its delivery of a written opinion dated as of the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the exchange ratio in the merger is fair, from a financial point of view, to Contango.

The full text of Intrepid’s written opinion, dated October 25, 2020, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex B to this joint consent statement/information statement/prospectus and is incorporated by reference into this section.

Intrepid provided its opinion for the information and benefit of the Contango board (in its capacity as such) in connection with its evaluation of the merger. The opinion does not address Contango’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative that may be available to Contango. The opinion is not intended to be and does not constitute a recommendation to any shareholder of Contango (“Contango shareholder”) as to how such Contango shareholder should act or vote with respect to the merger or any other matter. In addition, the opinion is not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Contango board (including any equity holders, creditors or other constituencies of Contango). This summary is qualified in its entirety by reference to the full text of the opinion.

Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and were evaluated as of October 25, 2020. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after October 25, 2020. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Contango or Mid-Con and the price, trading range or volume at which any securities will trade at any time.

In connection with rendering its opinion, Intrepid, among other things:

•	reviewed a draft of the merger agreement (draft dated October 25, 2020);

•

reviewed certain publicly available information relating to Mid-Con and Contango that Intrepid deemed relevant, including each of Mid-Con’s and Contango’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Report on Form 10-Q for the three months ended June 30, 2020 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC;

•

reviewed certain non-public historical and projected financial, reserves, liquidity and operating data relating to both Mid-Con and Contango as prepared and furnished to Intrepid respectively by the management of Mid-Con and Contango, including financial projections, covenants, metrics and related assumptions relating to Mid-Con and Contango;

•

reviewed certain recent corporate announcements made by Mid-Con including, but not limited to, those regarding (a) Contango’s management services agreement with Mid-Con announced June 22, 2020, (b) Mid-Con’s recapitalization transactions announced June 5, 2020, and (c) Mid-Con’s one-for-twenty reverse unit split effective at the close of business on April 9, 2020;

•	discussed the strategic rationale for, and potential benefits of, the merger with management of Contango and reviewed Contango management’s estimated cost-synergies resulting from the merger;

•

discussed past and current operations and operational projections of each of Mid-Con and Contango with management of Mid-Con and Contango, respectively (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided);

•	reviewed and analyzed pro forma impacts of the merger;

•	performed discounted cash flow analyses based on forecasts and other data provided by management of Mid-Con and Contango;

•

reviewed and analyzed publicly available historical and current financial information, debt trading data, unit and stock price data and broker research estimates with respect to certain public companies with operations and assets that we considered comparable to each of Mid-Con and Contango;

•	reviewed the financial metrics of certain historical transactions that Intrepid deemed relevant and compared such financial metrics to those implied by the merger; and

•

conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that Intrepid deemed appropriate for purposes of providing the opinion expressed herein.

For purposes of its analysis and opinion, Intrepid assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax, reserves and other information and data provided to, discussed with or reviewed by it, and Intrepid has not assumed any responsibility for independent verification of the accuracy or completeness of any such information. Intrepid further relied upon the assurances of management of Contango and Mid-Con that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial and tax forecasts, projections and business plans of Contango and Mid-Con provided to it, including estimated cost-synergies resulting from the merger, Intrepid relied, with the consent of the Contango board, upon the assurances of management of Contango and Mid-Con that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Contango and Mid-Con as to the future performance of Contango and Mid-Con, under the assumptions reflected therein. Intrepid expresses no view as to such financial and tax forecasts, including without limitation any estimated cost-synergies, or any judgments, estimates or assumptions on which they were based. Intrepid relied upon, without independent verification, the assessment of management of Contango and Mid-Con as to the potential impact on Contango and Mid-Con, respectively, of the effects of the COVID-19 pandemic and related events on Contango’s and Mid-Con’s business and operations, which, if different than assumed, could have a material impact on Intrepid’s analyses or its opinion. As the Contango board was aware, the oil and gas industry is experiencing unusual volatility and Intrepid expressed no opinion or view as to any potential effects of such volatility on Contango, Mid-Con or the merger.

Intrepid relied, with the consent of the Contango board, upon the assessments of Contango and Mid-Con management as to (i) the potential impact on Contango and Mid-Con of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of Contango and Mid-Con of the merger, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of Contango and Mid-Con. Intrepid did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Contango and Mid-Con is or may be a party or is or may be subject. Intrepid also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to Contango and Mid-Con since the date of the latest information relating to Contango and Mid-Con, as applicable, made available to it. In arriving at its opinion, Intrepid did not conduct a physical inspection of the properties and facilities of Contango and Mid-Con and did not make or obtain any evaluations or appraisals of their respective assets or liabilities, nor has Intrepid been furnished with any such evaluations or appraisals.

In rendering its opinion, Intrepid assumed (in all respects material to its analysis and with the consent of the Contango board) that the representations and warranties of each party contained in the merger agreement are true and correct in all respects, and that each party will perform in all respects all of the covenants, undertakings and agreements required to be performed by it under the merger agreement, and the merger will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions contained therein. Intrepid assumed that the final executed and delivered versions of all documents reviewed by it in draft form will conform in all material respects to the most recent drafts reviewed by it. Intrepid assumed that all governmental, regulatory or other consents, approvals or releases, and any financing or refinancing contemplated to be undertaken by the parties in connection with the merger, including the contemplated private placement of Contango common stock, will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the merger or materially reduce the benefits of the merger to Contango. Intrepid assumed that the merger and the business of each of Contango, Mid-Con and the other parties to the merger will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. Intrepid assumed that Contango and the Contango board have relied on the advice of their counsel, independent accountants and other advisors (other than Intrepid) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the merger.

Intrepid was not asked to pass upon, and expressed no opinion with respect to, any matter other than whether the exchange ratio in the merger is fair, from a financial point of view, to Contango. Intrepid was not asked to, nor does it express any view on, and its opinion does not address, any other terms, conditions, aspects or implications of the merger or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the merger and the covenants and undertakings of Contango and Mid-Con. Intrepid’s opinion does not address any financing transactions associated with the merger, including the contemplated private placement of Contango common stock. In addition, Intrepid does not express any view regarding the relative merits of the merger as compared to any other transaction or business strategy in which Contango might engage or the merits of the underlying decision by the Contango board to engage in the merger and enter into and perform the merger agreement. Intrepid expresses no view or opinion as to the fairness of the merger to the creditors, bondholders or other constituencies of Contango or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger or class of such persons, relative to the exchange ratio or otherwise. Further, the Contango board did not authorize Intrepid to solicit, and Intrepid did not solicit, any indications of interest from any third party with respect to alternative transactions.

Intrepid’s opinion does not address accounting, legal, actuarial, regulatory or tax matters. Intrepid is not a legal, tax, commercial or bankruptcy advisor. Intrepid’s opinion does not constitute a solvency opinion and does not address the solvency or financing condition of Contango or any of the potential parties to the merger. Intrepid’s opinion does not address whether Contango has sufficient cash available or other sources of funds to enable it to consummate any distributions. Intrepid’s opinion does not constitute a tax opinion. Intrepid’s opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.

Intrepid does not express any opinion as to equity securities or debt securities of Contango or Mid-Con and the price, trading range or volume at which any securities will trade at any time, including following announcement of the merger.

In arriving at its opinion, Intrepid did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Intrepid in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Intrepid. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Intrepid believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Intrepid, therefore, is based on the application of Intrepid’s own experience and judgment to all analyses and factors considered by it, taken as a whole. Intrepid’s opinion was approved by the fairness opinion committee of Intrepid.

Summary of Material Financial Analyses

Set forth below is a summary of the material financial analyses performed by Intrepid and reviewed with the Contango board on October 25, 2020, in connection with rendering Intrepid’s opinion to the Contango board.

Financial data for each of Mid-Con and Contango utilized in the financial analyses described below were based on, among other things, financial projections of Mid-Con and Contango, each as prepared on a standalone basis by their respective management. Additionally, financial data for each of Mid-Con and Contango utilized the following high and low commodity price assumptions for the second half 2020 to 2029 forecast period, which were based on NYMEX strip pricing as of August 4, 2020: Henry Hub natural gas prices of $2.30—$2.90 per mmbtu and WTI oil prices of $41.83—$52.33 per bbl.

The following is a summary of the material financial analyses performed by Intrepid with respect to each of Mid-Con and Contango in preparing Intrepid’s opinion:

Mid-Con:

•	comparable company analysis;

•	net asset value analysis;

•	precedent transaction analysis; and

•	precedent premiums paid analysis.

Contango:

•	comparable company analysis; and

•	net asset value analysis.

Each of these methodologies was used to generate reference enterprise and equity value ranges, as applicable, for each of Mid-Con and Contango. The enterprise value ranges for each company were adjusted for appropriate on-balance sheet and off-balance sheet assets and liabilities to arrive at implied equity value ranges (in aggregate dollars) for each company, including, as applicable without limitation, the estimated value impact of each company’s current commodity hedging portfolio; unconsolidated equity investments; net debt; and future estimated general and administrative expenses. The implied equity value ranges for each of Mid-Con and Contango were then divided by diluted common units outstanding for Mid-Con and diluted shares of common stock outstanding for Contango, consisting of common units for Mid-Con and share of common stock for Contango and incorporating for each the effect of outstanding dilutive securities, as appropriate, as provided by Mid-Con and Contango, respectively, in order to derive implied equity value ranges per Mid-Con common unit and share of Contango common stock.

Intrepid calculated the implied exchange ratio ranges reflected in the financial analyses described above by comparing (i) the low end of the valuation range for Contango common stock to the high end of the valuation range for Mid-Con common units and (ii) the high end of the valuation range for Contango common stock to the low end of the valuation range for Mid-Con common units. The resulting implied exchange ratio ranges were then compared with the exchange ratio.

In addition, Intrepid performed certain other reference analyses including a review of the historical exchange ratios of Mid-Con common units and shares of Contango common stock for the period from October 23, 2019 to October 23, 2020.

The following summary does not purport to be a complete description of the financial and comparative analyses performed by Intrepid, nor does the order of analyses described represent relative importance or weight given to those analyses by Intrepid. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. A fairness opinion is thus not susceptible to partial analysis or summary descriptions.

The financial and comparative analyses summarized below include information presented in tabular format. In order to fully understand the analyses performed by Intrepid, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses performed by Intrepid. Considering the data set forth in the tables below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial and comparative analyses performed by Intrepid. Except as otherwise noted, the following quantitative information is based on market data or conditions as they existed at the time of the delivery of the opinion, and is not necessarily indicative of current market conditions.

Analysis of Mid-Con

Comparable Company Trading Analysis

Intrepid performed a comparable company trading analysis of Mid-Con by reviewing and comparing the market values and trading multiples of the following publicly-traded, small-cap, oil-weighted companies that Intrepid deemed to have certain characteristics similar to those of Mid-Con:

•	Berry Corporation

•	Bonanza Creek Energy, Inc.

•	Earthstone Energy, Inc.

•	Northern Oil and Gas, Inc.

•	Penn Virginia Corporation

These companies are referred to in this section as the “Mid-Con selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the Mid-Con selected comparable companies are directly comparable to Mid-Con, the companies included were selected because they are small-cap, oil-weighted companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of Mid-Con. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Mid-Con and the Mid-Con selected comparable companies also are relevant.

For each of the Mid-Con selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of October 23, 2020, including:

•

Enterprise value / EBITDAX, which is calculated as enterprise value divided by earnings before interest, taxes, depreciation and amortization and exploration expense (“EBITDAX”), as projected by broker research analysts (each company’s definition of EBITDAX may vary);

•	Enterprise value / average daily production (2020E, as projected by broker research);

•	Enterprise value / proved developed reserves; and

•	Enterprise value / proved reserves.

The resulting high, mean, median, and low trading multiples and ratios of the Mid-Con selected comparable companies are set forth below.

	High	Mean	Median	Low
EV/2020E EBITDAX (x)	4.2x	2.9x	2.7x	2.3x
EV/2021E EBITDAX (x)	5.4x	3.6x	3.5x	2.7x
EV/2020E Daily Production ($/Boe/d)	$43,936	$27,086	$23,173	$18,080
EV/PD Reserves ($/Boe)	$18.74	$11.44	$9.83	$8.10
EV/Proved Reserves ($/Boe)	$10.54	$5.55	$4.78	$3.29

The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the Mid-Con selected comparable companies set forth above and Intrepid’s professional judgment.

Metric	Reference Range
EV/2020E EBITDAX (x)	3.0x to 4.0x
EV/2021E EBITDAX (x)	3.5x to 5.0x
EV/2020E Daily Production ($/Boe/d)	$25,000 to $35,000
EV/PD Reserves ($/Boe)	$6.50 to $9.00
EV/Proved Reserves ($/Boe)	$4.50 to $6.00

Based upon the financial multiples observed in this analysis, Intrepid calculated an implied Mid-Con common unit price range of $0.43 to $2.50 based on the averages of the respective minimum and maximum enterprise values as derived by each of the methodologies, minus Mid-Con’s net debt, then divided by Mid-Con’s fully diluted common units outstanding.

Net Asset Value Analysis

Intrepid performed a net asset value (“NAV”) analysis of Mid-Con by calculating the estimated net present value of its estimated oil and gas reserves in each of the Proved Development Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), and Proved Undeveloped (“PUD”) reserve categories, less estimated capital costs associated with extracting such reserves, based on the reserve reports provided by management of Mid-Con. Intrepid performed this analysis using a reserve adjustment factor (“RAF”) approach. Intrepid selected adjustment factors of (i) 100% for PDP reserves, (ii) 80%—95% for PDNP reserves, and (iii) 60%—80% for PUD reserves, in each case, as applied to each reserve category’s PV-10 values, based on the NYMEX strip pricing as of August 4, 2020 as previously described. Such analysis indicated an implied net reserve value reference range of approximately $166 million—$174 million.

Intrepid then derived implied equity value per share reference ranges from the resulting reserve value reference ranges, adjusting for costs not otherwise captured in the costs associated with extracting reserves, as provided by Mid-Con management, and using the net debt and diluted unit information also provided by Mid-Con management. This analysis indicated an implied equity value per Mid-Con common unit reference range of $5.58—$6.55.

Precedent Transactions Analysis

Intrepid evaluated certain financial information with respect to the following oil-weighted, waterflood precedent transactions, each of which was announced during the period between January 2015 and October 2020:

Date	Buyer(s)	Seller(s)
12/31/19	Blackbeard Operating LLC	ConocoPhillips
2/19/19	Scout Energy Partners	Mid-Con Energy Partners LP
2/19/19	Mid-Con Energy Partners LP	Scout Energy Partners
10/31/18	Merit Energy Company	Pioneer Natural Resources, Newpek LLC
8/9/18	Bainbridge Energy Partners LLC	Ultra Petroleum
7/31/18	Mid-Con Energy Partners LP	Undisclosed Seller
7/18/18	Mid-Con Energy Partners LP	Enduro Resource Partners LLC
5/16/18	Polaris Production Partners LLC	Nighthawk Energy plc
2/14/18	Scout Energy Partners	Linn Energy
12/19/17	Scout Energy Partners	Linn Energy
11/14/17	Exponent Energy LLC	Mid-Con Energy Partners LP
6/7/17	Bridge Energy LLC	Linn Energy
5/30/17	Denbury Resources	Linn Energy
5/23/17	Berry Petroleum	Linn Energy
3/9/17	Technology Enhanced Oil Plc	Sheridan Production Company LLC
10/14/16	Sentinel Peak Resources California LLC	Freeport-McMoran Inc.
10/3/16	Occidental Petroleum	Marathon Oil
8/1/16	Colgate Operating LLC	SM Energy
8/1/16	White Rock Oil and Gas	SM Energy
7/27/16	Four Corners Petroleum II LLC	Whiting Petroleum
6/20/16	Boaz Energy Partners LLC	Memorial Production Partners LP
5/26/16	POG Resources	Mid-Con Energy Partners LP
4/11/16	Merit Energy Company	Marathon Oil
10/31/15	Scout Energy Partners	Willow Bend Oil LLC
4/29/15	White Rock Oil and Gas	Whiting Petroleum
3/3/15	Kohlberg Kravis Roberts & Co, Fleur de Lis Energy LLC	Anadarko

The transactions listed in the table above are referred to in this section as the “selected precedent transactions.” No selected transaction utilized in the precedent transactions analysis was identical or entirely comparable to the merger. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Mid-Con and Contango and the selected precedent transactions that could affect the values are also relevant.

As part of its precedent transactions analysis, Intrepid analyzed the ratio of transaction value to latest daily production and proved reserves. To adjust for prevailing oil price impacts on the production and reserve valuation multiples, Intrepid adjusted these headline ratios by multiplying each respective ratio by the quotient of (i) the 12-month NYMEX strip price as of August 4, 2020 and (ii) the 12-month NYMEX strip price at the time of announcement. The resulting adjusted high, mean, median and low trading multiples and ratios of the Mid-Con selected precedent transactions are set forth below.

	High	Mean	Median	Low
EV/Production ($/Boe/d)	$60,184	$30,844	$29,398	$5,760
EV/Reserves ($/Boe)	$9.91	$5.39	$5.00	$2.36

The table below includes relevant multiple reference ranges selected by Intrepid based on the precedent transaction multiples of the Mid-Con selected precedent transactions set forth above and Intrepid’s professional judgment.

Metric	Reference Range
EV/Production ($/Boe/d)	$25,000 to $35,000
EV/Reserves ($/Boe)	$4.75 to $5.75

Based upon this analysis, Intrepid determined an implied Mid-Con common unit price range of $0.99 to $2.76 based on the averages of the respective minimum and maximum enterprise values as derived by each of the methodologies, minus Mid-Con’s net debt, then divided by Mid-Con’s fully diluted common units outstanding.

Precedent Premiums Paid Analysis

Intrepid compared the premiums implied by the exchange ratio with premiums paid in selected U.S. upstream public all-stock corporate transactions announced during the period between January 2013 and October 2020. Intrepid calculated the implied premiums received considering the offer exchange ratio relative to the historical target/acquirer exchange ratio calculated based on prior 1-day closing prices, as well as 10- and 20-day volume-weighted average prices (“VWAP”) using publicly available information. Intrepid considered that premiums paid in the selected precedent transactions have varied widely based on specific considerations with respect to each transaction and that there are inherent differences between each of the targets and transactions analyzed by Intrepid relative to Mid-Con and the merger, respectively. Intrepid analyzed the following transactions:

Date Announced	Acquirer	Target
10/20/2020	Pioneer Natural Resources Company	Parsley Energy, Inc.
10/19/2020	ConocoPhillips	Concho Resources Inc.
9/28/2020	Devon Energy Corporation	WPX Energy, Inc.
8/12/2020	Southwestern Energy Company	Montage Resources Corp.
7/20/2020	Chevron Corporation	Noble Energy, Inc.
10/14/2019	Parsley Energy, Inc.	Jagged Peak Energy, Inc.
8/26/2019	PDC Energy, Inc.	SRC Energy Inc
7/15/2019	Callon Petroleum Company	Carrizo Oil & Gas, Inc.
11/1/2018	Ovintiv Inc	Newfield Exploration Company
8/14/2018	Diamondback Energy, Inc.	Energen Corporation
3/28/2018	Concho Resources Inc.	RSP Permian, Inc.
5/16/2016	Range Resources Corporation	Memorial Resource Development
5/21/2015	Vanguard Natural Resources, LLC	Eagle Rock Energy Partners, L.P.
5/11/2015	Noble Energy, Inc.	Rosetta Resources Inc.
4/20/2015	Vanguard Natural Resources, LLC	LRR Energy, L.P.
7/13/2014	Whiting Petroleum Corporation	Kodiak Oil & Gas Corp.
4/30/2013	Contango Oil & Gas Company	Crimson Exploration Inc.
2/20/2013	LinnCo. LLC	Berry Petroleum

The high, mean, median, and low premiums are set forth below:

Premium	High	Mean	Median	Low
T-1	37.7%	13.5%	12.0%	(5.0%)
10-Day VWAP	29.8%	13.9%	13.8%	(9.5%)
20-Day VWAP	27.3%	13.4%	14.8%	(5.7%)

Intrepid reviewed the relevant merger premiums and derived a range of premiums to Mid-Con’s 20-day volume-weighted average common unit price as of October 23, 2020, of (5.7%) to 27.3%. Intrepid determined an implied equity value per Mid-Con common unit range of $2.52 to $3.40.

Intrepid made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis, such as determining the median and mean, is not in itself a meaningful method of using comparable transaction data. Also, the transaction multiples and implied premiums for the precedent transactions reflect the cyclicality of the oil and gas industry and any potential business, economic, market, regulatory and other conditions impacting such transactions.

Analysis of Contango

Comparable Company Trading Analysis

Intrepid performed a comparable company trading analysis of Contango by reviewing and comparing the market values and trading multiples of the following publicly-traded, small-cap companies that Intrepid deemed to have certain characteristics similar to those of Contango:

Onshore E&P companies:

•	Berry Corporation

•	Bonanza Creek Energy Inc.

•	Earthstone Energy, Inc.

•	Goodrich Petroleum Corporation

•	Northern Oil and Gas, Inc.

•	Penn Virginia Corporation

Offshore E&P companies:

•	Talos Energy, Inc.

•	W&T Offshore, Inc.

These companies are referred to in this section as the “Contango selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the Contango selected comparable companies are directly comparable to Contango, the companies included were selected because they are small-cap companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of Contango. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Contango and the Contango selected comparable companies also are relevant.

For each of the Contango selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of October 23, 2020, including:

•	Enterprise value / EBITDAX, which is calculated as enterprise value divided by EBITDAX (as projected by broker research analysts) (each company’s definition of EBITDAX may vary);

•	Enterprise value / average daily production (2020E, as projected by broker research);

•	Enterprise value / proved developed reserves; and

•	Enterprise value / proved reserves.

The resulting high, mean, median, and low trading multiples and ratios of the Contango selected comparable companies are set forth below.

	High	Mean	Median	Low
Contango selected comparable companies – Overall
EV/2020E EBITDAX (x)	6.0x	3.5x	3.2x	2.3x
EV/2021E EBITDAX (x)	5.4x	3.6x	3.2x	2.7x
EV/2020E Daily Production ($/Boe/d)	$43,936	$24,390	$22,857	$11,149
EV/PD Reserves ($/Boe)	$18.74	$10.59	$10.16	$6.28
EV/Proved Reserves ($/Boe)	$10.54	$5.53	$5.07	$2.95
Contango selected comparable companies – Onshore
EV/2020E EBITDAX (x)	4.2x	3.1x	2.7x	2.3x
EV/2021E EBITDAX (x)	5.4x	3.5x	3.2x	2.7x
EV/2020E Daily Production ($/Boe/d)	$43,936	$24,430	$22,857	$11,149
EV/PD Reserves ($/Boe)	$18.74	$11.28	$10.16	$8.10
EV/Proved Reserves ($/Boe)	$10.54	$5.12	$4.25	$2.95
Contango selected comparable companies – Offshore
EV/2020E EBITDAX (x)	6.0x	4.8x	4.8x	3.6x
EV/2021E EBITDAX (x)	4.7x	3.8x	3.8x	3.0x
EV/2020E Daily Production ($/Boe/d)	$27,677	$24,269	$24,269	$20,861
EV/PD Reserves ($/Boe)	$10.74	$8.51	$8.51	$6.28
EV/Proved Reserves ($/Boe)	$8.16	$6.76	$6.76	$5.36

The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the Mid-Con selected comparable companies set forth above and Intrepid’s professional judgment.

Reference Range
Metric	Onshore	Offshore
EV/2020E EBITDAX (x)	2.5x to 4.0x	3.5x to 4.5x
EV/2021E EBITDAX (x)	3.5x to 5.0x	3.5x to 5.0x
EV/2020E Daily Production ($/Boe/d)	$25,000 to $30,000	$20,000 to $25,000
EV/PD Reserves ($/Boe)	$8.00 to $12.00	$7.00 to $10.00
EV/Proved Reserves ($/Boe)	$4.00 to $5.50	$6.00 to $8.00

For purposes of its analysis, in its professional judgment, Intrepid reviewed all trading multiples and ratios for the comparable companies and applied the relevant onshore and offshore trading multiples and ratios to the EBITDAX, production and reserves attributable to Contango’s onshore and offshore assets, respectively.

Based upon the financial multiples observed in this analysis, Intrepid calculated an implied price per share of Contango common stock range of $1.18 to $1.80 based on the averages of the respective minimum and maximum enterprise values as derived by each of the methodologies.

Net Asset Value Analysis

Intrepid performed a NAV analysis of Contango by calculating the estimated net present value of its estimated oil and gas reserves and resources in each of the PDP, PDNP, PUD, Probable, and Prospective reserve and resource categories, less estimated capital costs associated with extracting such reserves, based on the reserve reports provided by management of Contango. Intrepid performed this analysis using a RAF approach. Intrepid selected adjustment factors of (i) 100% for PDP reserves, (ii) 75%—95% for PDNP reserves, (iii) 60%—80% for PUD reserves, (iv) 35%—54% for Probable reserves, and (v) 0%—10% for Prospective resources, in each case, as applied to each reserve category’s PV-10 values, based on the reserve reports provided by management of Contango and the NYMEX strip pricing as of August 4, 2020 as previously described. Such analysis indicated an implied net reserve value reference range of approximately $206 million—$343 million.

Intrepid then derived implied equity value per share reference ranges from the resulting reserve value reference ranges, adjusting for costs not otherwise captured in the costs associated with extracting reserves, as provided by Contango management, and using the net debt and diluted share information also provided by Contango management. This analysis indicated an implied price per share of Contango common stock range of $0.66—$1.77.

Exchange Ratio Summary

Intrepid analyzed the implied exchange ratios resulting from the comparable company trading analyses, net asset value analyses, precedent transactions analysis, and precedent premiums paid analysis utilized to value the Mid-Con common units and shares of Contango common stock. Intrepid calculated the implied exchange ratio ranges by comparing (i) the low end of the valuation range for Mid-Con common units to the high end of the valuation range for shares of Contango common stock and (ii) the high end of the valuation range for Mid-Con common units to the low end of the valuation range for shares of Contango common stock. The resulting implied exchange ratio reference ranges utilizing each applicable valuation methodology are summarized below.

Benchmark	Exchange Ratio
Comparable company trading analysis	0.2418x to 2.1161x
Net asset value analysis	3.1448x to 9.9181x
Precedent transactions analysis (1)	0.5520x to 2.3360x
Precedent premiums paid analysis (2)	1.7726x to 2.3933x

(1)	Implied price per share range of Contango common stock based on implied price per share range of Contango common stock under comparable company trading analysis.
(2)

To derive the implied exchange ratio range based on the Mid-Con premiums paid analysis, Intrepid applied a (5.7%) to 27.3% premium to the implied exchange ratio calculated using the 20-day volume-weighted average trading prices for Mid-Con common units and Contango common stock.

Intrepid compared the exchange ratio to each of the implied exchange ratio ranges derived by Intrepid from the aforementioned analyses.

Other Information Reviewed for Informational Purposes Only

Intrepid also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Exchange Ratio Analysis described below.

Historical Exchange Ratio Analysis

To illustrate the trend in the historical trading prices of Mid-Con common units and shares of Contango common stock, Intrepid considered historical data with regard to the trading prices of both Mid-Con common units and shares of Contango common stock for the period from October 23, 2019 to October 23, 2020. Intrepid observed that, during this period, the closing prices of Mid-Con common units ranged from $1.64 to $7.70 per unit (adjusted 2020 reverse split) and shares of Contango common stock ranged from $0.95 to $4.57. The exchange ratios, as calculated by the closing prices of Mid-Con common units and Contango common stock, ranged from 0.7102x to 3.1756x for the same period.

This information did not provide the basis for, and was not otherwise material to, the rendering of Intrepid’s fairness opinion.

General

As described above in this section, the preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Intrepid’s opinion. In arriving at its fairness determination, Intrepid considered the results of all of its analyses and, except as otherwise described herein, did not attribute any particular weight to any factor or analysis considered by it. Intrepid made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Contango, Mid-Con or the contemplated transaction. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

Intrepid prepared these analyses for purposes of providing its opinion only to the Contango board as to the fairness, from a financial point of view, of the exchange ratio in the merger to Contango. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Contango, Intrepid or any other person assumes responsibility if future results are materially different from those forecasted.

As described above, Intrepid’s opinion to the Contango board was only one of many factors taken into consideration by the Contango board and should not be viewed as determinative of the views of the Contango board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Intrepid in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Intrepid attached as Annex B to this joint consent statement/information statement/prospectus.

Miscellaneous

Intrepid and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, private placements and other transactions as well as for real estate, corporate and other purposes. Intrepid and its affiliates also engage in advisory work, private equity activities, underwriting and financing, principal investing, investment management and other financial and non-financial activities and services for various persons and entities.

Intrepid and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in (i) equity, debt and other securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans and other obligations) of Contango, Mid-Con, any of their respective affiliates and third parties or any of the other parties to the transactions contemplated by the merger agreement, or (ii) any currency or commodity that may be involved in the transactions and other matters otherwise contemplated by the merger agreement for the accounts of Intrepid and its affiliates and employees and their customers.

Intrepid acted as financial advisor to the Contango board in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Intrepid may in the future provide certain investment banking services to Contango, Mid-Con and/or their affiliates, for which Intrepid may receive compensation.

Intrepid was engaged by the Contango board to act as its financial advisor in connection with an evaluation of the merger by entering into an engagement letter. The engagement letter between the Contango board and Intrepid provides for an opinion fee of $1.0 million ($0.5 million of which is creditable against a transaction fee described below), which has been paid to Intrepid by Contango and was earned by Intrepid upon delivery, regardless of the conclusion reached by Intrepid. The Intrepid engagement letter also provides for a transaction fee of approximately $1.7 million, which becomes payable upon the consummation of the merger. In addition, Contango has agreed to reimburse Intrepid for certain of its expenses, including certain attorneys’ fees and disbursements, and to indemnify Intrepid and related persons against various liabilities, including certain liabilities under the federal securities laws. In the ordinary course of Intrepid’s business, Intrepid and its affiliates may invest in debt and/or equity of Contango and/or Mid-Con. Intrepid and its affiliates currently own 180,000 shares of Contango common stock. In addition, Intrepid and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and other financial services to Contango, Mid-Con, Mid-Con GP and/or their affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager for certain equity offerings of Contango totaling approximately $166 million and (ii) having acted as financial advisor to Contango in connection with asset purchase transactions, pursuant to which Intrepid has received a total of approximately $4.4 million in fees from Contango.

The Contango board selected Intrepid as its financial advisor because it is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. The Contango board selected Intrepid to act as its financial advisor on the basis of Intrepid’s qualifications and expertise, knowledge of the oil and gas industry, reputation in the investment community, independence and experience in transactions similar to the transactions described in the merger agreement, as well as familiarity with Contango and its business.

Opinion of the Mid-Con Conflicts Committee’s Financial Advisor

Opinion of Petrie Partners Securities, LLC

Petrie Partners was retained by Mid-Con in February 2020 to act as financial advisor on a general strategic transaction advisory basis. As merger discussions began with Contango, at the request of the Mid-Con conflicts committee, Petrie Partners transitioned its work to be on behalf of the Mid-Con conflicts committee pursuant to the same general engagement letter. On October 24, 2020, at a meeting of the Mid-Con conflicts committee, Petrie Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of October 25, 2020 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be received by the Mid-Con unaffiliated public unitholders pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Petrie Partners, dated as of October 25, 2020, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint consent statement/information statement/prospectus and is incorporated by reference in its entirety. You are urged to read the opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of such opinion. Petrie Partners’ opinion was addressed to, and provided for the information and benefit of, the Mid-Con conflicts committee in connection with its evaluation of whether the merger consideration to be received by the unaffiliated public unitholders was, as of October 25, 2020, fair, from a financial point of view, to such holders. Petrie Partners’ opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how holders of Mid-Con common units should vote with respect to the merger.

In connection with rendering its opinion and performing its related financial analyses, Petrie Partners, among other things:

•	reviewed certain publicly available information relating to Mid-Con and Contango, including (i) Annual Reports on Form 10-K and related audited financial statements of Mid-Con and Contango for the fiscal year ended December 31, 2019 and (ii) the Quarterly Reports on Form 10-Q for Mid-Con and Contango and related unaudited financial statements for the fiscal periods ended March 31, 2020 and June 30, 2020;

•	reviewed certain non-public projected financial and operating data relating to Mid-Con and Contango prepared and furnished to us by the management teams and staff of Mid-Con and Contango;

•	reviewed certain estimates of Mid-Con’s oil and gas reserves, including estimates of proved and probable reserves prepared by Mid-Con as of July 1, 2020;

•

reviewed (i) certain estimates of Contango’s oil and gas reserves, all as of July 1, 2020, including estimates of proved, probable and possible reserves and undeveloped resource potential, prepared by Contango and (ii) estimates of Exaro Energy III LLC’s proved developed producing reserves (the “Exaro Reserves”) prepared by W.D. Von Gonten & Co. (“WDVG”) as of July 1, 2020;

•

reviewed the equity purchase agreement and other relevant documents relating to the private placement of common stock by Contango and the commitment letters and other relevant documents relating to the Contango reserve-based lending facility;

•

compared recent stock market capitalization indicators for Mid-Con and Contango with recent stock market capitalization indicators for certain similar publicly traded independent exploration and production companies that we deemed to be relevant;

•	discussed current operations, financial positioning and future prospects of Mid-Con and Contango with the respective management teams of Mid-Con and Contango;

•	reviewed historical market prices and trading histories of Mid-Con common units and Contango common stock;

•	compared the financial terms of the merger with the financial terms of similar transactions that we deemed to be relevant;

•	participated in certain discussions and negotiations among the managements of Mid-Con and Contango and their respective financial and legal advisors;

•	reviewed a draft of the merger agreement dated October 25, 2020; and

•	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other matters as we have deemed necessary and appropriate.

In rendering its opinion, upon the advice of the managements of Mid-Con and Contango, Petrie Partners assumed and relied upon, without assuming any responsibility or liability for, or independently verifying the accuracy or completeness of, all of the information publicly available and all the information supplied or otherwise made available to Petrie Partners by Mid-Con and Contango or any third-parties on their behalf. Petrie Partners further relied upon the assurances of representatives of the respective managements of Mid-Con and Contango that they were unaware of any facts that would make the information provided to Petrie Partners incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, Petrie Partners assumed, upon the advice of Mid-Con and Contango, that such data had been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements and staffs of Mid-Con and Contango relating to the future financial and operational performance of Mid-Con and Contango, respectively. Petrie Partners expressed no view as to any projected financial and operating data relating to Mid-Con or Contango or the assumptions on which they were based.

With respect to the estimates of oil and gas reserves and resource potential, Petrie Partners assumed, upon the advice of Mid-Con and Contango, that they were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the respective managements and staffs of Mid-Con and Contango (or in the case of the Exaro Reserves, WDVG) relating to the oil and gas properties of Mid-Con and Contango. Petrie Partners expressed no view as to any reserve or resource potential data relating to Mid-Con or Contango, or the assumptions on which they were based.

Petrie Partners did not make an independent evaluation or appraisal of the assets or liabilities of Mid-Con or Contango, nor, except for the estimates of oil and gas reserves and resource potential referred to above, was Petrie Partners furnished with any such evaluations or appraisals, nor did Petrie Partners evaluate the solvency or fair value of Mid-Con or Contango under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Petrie Partners did not assume any obligation to conduct, nor did Petrie Partners conduct, any physical inspection of the properties or facilities of Mid-Con or Contango.

For purposes of rendering its opinion, Petrie Partners assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to consummation of the merger will be satisfied without material waiver or modification thereof. Petrie Partners further assumed, upon the advice of Mid-Con and Contango, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the merger agreement will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Mid-Con or Contango or on the consummation of the merger or that would materially reduce the benefits of the merger to Mid-Con or Contango.

Petrie Partners’ opinion relates solely to the fairness, from a financial point of view, of the merger consideration to be received by the unaffiliated public unitholders pursuant to the merger agreement. Petrie Partners did not express any view on, and its opinion does not address, (i) the fairness of the proposed merger to, or any consideration received in connection therewith by, any creditors or other constituencies of Mid-Con, (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Mid-Con or Contango, or any class of such persons, whether relative to the merger consideration or otherwise, and (iii) the effect of any voting or similar agreement or understanding to be entered into in connection with or contemplated by the merger, or any related transactions, including the asset purchase agreement. Petrie Partners assumed that any modification to the structure of the merger will not vary in any material respect from what Petrie Partners assumed in its analysis. Petrie Partners’ advisory services and the opinion expressed therein were provided for the information and benefit of the Mid-Con conflicts committee in connection with its consideration of the transactions contemplated by the merger agreement, and Petrie Partners’ opinion does not constitute a recommendation to any holder of Mid-Con common units as to how such holder should vote with respect to any of the transactions contemplated by the merger agreement. The issuance of Petrie Partners’ opinion was approved by the Opinion Committee of Petrie Partners.

Petrie Partners’ opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to Mid-Con, nor does it address the underlying business decision of Mid-Con to engage in the merger. Petrie Partners was not asked to consider, and this opinion does not address, the tax consequences of the merger to any particular unitholder of Mid-Con or any particular stockholder of Contango, or the prices at which Mid-Con common units or Contango common stock will actually trade at any time, including following the announcement or consummation of the merger. Petrie Partners did not render any legal, accounting, tax or regulatory advice and understands Mid-Con has relied and is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the merger.

Petrie Partners acted as financial advisor to the Mid-Con conflicts committee, and Petrie Partners received a fee from Mid-Con for its services related to the rendering of its opinion, which fee was payable regardless of the conclusions expressed therein. Mid-Con also agreed to reimburse Petrie Partners’ expenses, and Petrie Partners will be entitled to receive a success fee if the merger is consummated. In addition, Mid-Con agreed to indemnify Petrie Partners for certain liabilities potentially arising out of Petrie Partners’ engagement. During the two-year period prior to the date of the opinion, no material relationship existed between Petrie Partners and its affiliates and Contango and their applicable affiliates pursuant to which Petrie Partners or any of its affiliates received compensation as a result of such relationship. One of Petrie Partners’ principals is the beneficial owner of approximately 6,050 shares of Contango common stock, the beneficial ownership of which was acquired in connection with a private placement of equity securities in 2005 by a company that merged into Contango in 2013. During the two-year period prior to the date of the opinion, Petrie Partners and its affiliates performed advisory services for Mid-Con and its affiliates and received customary compensation for such services. Additionally, Petrie Partners may provide financial or other services to Mid-Con and Contango in the future and in connection with any such services Petrie Partners may receive customary compensation for such services.

Petrie Partners’ opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets as they existed and could be evaluated on October 25, 2020 and the conditions and prospects, financial and otherwise, of Mid-Con and Contango as they were represented to Petrie Partners on that date or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect Petrie Partners’ opinion and that Petrie Partners does not have any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

Set forth below is a summary of the material financial analyses performed and reviewed by Petrie Partners with the Mid-Con conflicts committee in connection with rendering Petrie Partners’ oral opinion on October 24, 2020 and the preparation of its written opinion letter dated October 25, 2020. Each analysis was provided to the Mid-Con conflicts committee. In connection with arriving at its opinion, Petrie Partners considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Petrie Partners. Except as otherwise noted, the following quantitative information (including the closing prices for Mid-Con common units and Contango common shares), to the extent that it is based on market data, is based on market data that existed on October 23, 2020, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses performed by Petrie Partners. The tables alone do not constitute a complete description of the financial analyses performed by Petrie Partners. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Petrie Partners’ financial analyses.

Reference Value Analyses

Petrie Partners performed a series of analyses to derive a range of implied exchange ratios by utilizing the following methodologies to arrive at per unit equity reference value ranges for Mid-Con and per share equity reference value ranges for Contango.

Discounted Cash Flow Analysis

Petrie Partners performed a discounted cash flow analysis to determine indicative reference values of Mid-Con’s common units and Contango’s common shares, based on the present value of the future cash flows expected to be generated from the reserves and undeveloped resources based on Mid-Con’s and Contango’s respective internal estimates.

Petrie Partners evaluated four scenarios in which the principal variable was oil and gas prices. The four price case scenarios represent long-term potential future benchmark prices per barrel of oil and per million British thermal units (“MMBtu”) of natural gas. Adjustments were made to these prices to reflect location and quality differentials. One price scenario was based on New York Mercantile Exchange (“NYMEX”) strip pricing as of October 23, 2020 for the calendar years 2020 through 2024, escalated at 1.5% per annum thereafter. Benchmark prices for the other three scenarios were based on $40.00, $50.00 and $60.00 per barrel of oil, respectively, and $2.00, $2.50 and $3.00 per MMBtu for gas, respectively, and were held constant. Petrie Partners applied various discount rates ranging from 10% to 25% to the cash flows of the proved reserves and undeveloped resource estimates. Petrie Partners selected the discount rates based on its professional judgment regarding the relative risk of the underlying assets and related cash flows depending on reserve category, development status and geographic location. Petrie Partners then adjusted (as applicable) for the present value of future estimated general and administrative expenses, commodity derivatives, cash taxes, other assets and liabilities and estimated long-term debt and estimated net working capital as of June 30, 2020, as appropriate and then dividing by the number of fully diluted units for Mid-Con and fully diluted shares for Contango, calculated using the treasury method, based on disclosures in each respective company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020 and information provided by each company’s respective management teams, Petrie Partners determined the following implied equity reference value ranges per unit of Mid-Con common units and per share of Contango common stock. Using these implied equity reference value ranges, Petrie Partners calculated a range of implied exchange ratios by dividing the lowest implied per unit equity value for Mid-Con by the highest implied per share equity value for Contango, and vice versa.

	NYMEX Strip (October 23, 2020)		$40.00 Oil & $2.00 Gas		$50.00 Oil & $2.50 Gas		$60.00 Oil & $3.00 Gas
	Low	High	Low	High	Low	High	Low	High
Mid-Con Implied Equity Value ($/unit)	$0.22	$1.11	$0.00	$0.00	$1.42	$2.45	$4.19	$5.46
Contango Implied Equity Value ($/share)	$0.67	$1.01	$0.37	$0.58	$0.91	$1.40	$1.75	$2.43
Implied Exchange Ratio	0.2219	1.6601	NM	NM	1.0128	2.6796	1.7199	3.1210

Comparable Transaction Analysis

Precedent Transactions for Mid-Con

Petrie Partners reviewed selected publicly available information for 22 oil and gas transactions announced since January 2015 that included assets that Petrie Partners determined were similar to Mid-Con’s oil and gas assets and had a value greater than or equal to $5 million, although Petrie Partners noted that none of the reviewed transactions were directly comparable to Mid-Con.

Date Announced	Buyer	Seller
Secondary / Tertiary
02/19/19	Mid-Con Energy Partners, LP	Scout Energy Partners, LP
12/19/17	Scout Energy Partners, LP	LINN Energy, Inc.
11/14/17	Exponent Energy III, LLC	Mid-Con Energy Partners, LP
10/13/17	Perdure Petroleum, LLC	Chaparral Energy, Inc.
09/14/17	Elk Petroleum Limited	Resolute Energy Corporation
06/19/17	Occidental Petroleum Corporation	Hess Corporation
06/12/17	Merit Energy Partners, LP	Titan Energy, LLC
05/30/17	Denbury Resources, Inc.	LINN Energy, Inc.
10/03/16	Occidental Petroleum Corporation	Marathon Oil Corporation
07/27/16	Four Corners	Whiting Petroleum Corporation
04/11/16	Merit Energy Partners LLP	Marathon Oil Corporation
04/08/15	Denbury Resources, Inc.	Argent Energy (US) Holdings, Inc.
03/03/15	KKR; Fleur de Lis Energy LLC	Anadarko Petroleum Corporation
Conventional
06/30/19	Undisclosed Buyer	Gulfport Energy Corporation
06/21/19	Mai Oil Operations, Inc.	Empire Energy Group Ltd
05/07/19	Sabinal Energy Operating, LLC	Diamondback Energy, Inc.
02/27/19	Empire Petroleum Corp	EnergyQuest II, LLC
10/31/18	Merit Energy Partners LLP	Pioneer Natural Resources Company

Date Announced	Buyer	Seller
08/09/18	Bainbridge Energy Partners, LLC	Ultra Petroleum Corp.
08/01/18	Stephens & Johnson Operating Co.	Lime Rock Resources, LP
07/24/18	American Patriot Oil & Gas Ltd	Foothills Resources, Inc.
11/20/17	Finley Resources, Inc.	Bill Barret Corporation

Based on the multiples implied by these transactions and Petrie Partners’ judgment on the comparability of each transaction versus the oil and gas assets of Mid-Con (which are located in Oklahoma and Wyoming), Petrie Partners applied relevant transaction multiples to Mid-Con’s assets to determine an appropriate asset reference value range. With respect to Mid-Con’s oil and gas assets, Petrie Partners applied multiples ranging from $4.00 to $5.00 per barrel of oil equivalent (“boe”) of proved reserves and $20,000 to $30,000 per barrel of oil equivalent per day (“boepd”) of current production. Petrie Partners then adjusted the asset reference value range by the estimated value of other assets and liabilities and long-term debt and net working capital as of June 30, 2020 to calculate an implied equity reference value range of Mid-Con’s common units. Petrie Partners determined an implied per unit equity reference value range of $0.78 to $2.17 per unit for Mid-Con’s common units.

The minimum, mean, median and maximum transaction multiples implied by the precedent Secondary / Tertiary transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value/Proved Reserves ($/Boe)	$2.30	$4.74	$4.44	$9.19
Transaction Value/Production ($/Boepd)	$20,960	$41,811	$42,237	$73,171
Adjusted Transaction Value/Proved Reserves ($/Boe) (1)	$1.81	$3.74	$3.54	$6.85
Adjusted Transaction Value/Production ($/Boepd) (1)	$14,931	$34,376	$34,482	$67,248

(1)

Adjusted Transaction Value calculated as the product of the Transaction Value and the ratio of the NYMEX 12-month strip pricing as of October 23, 2020 divided by the NYMEX 12-month strip pricing as of the date of the transaction announcement.

The minimum, mean, median and maximum transaction multiples implied by the precedent Conventional transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value/Proved Reserves ($/Boe)	$4.57	$7.13	$5.36	$11.54
Transaction Value/Production ($/Boepd)	$15,775	$42,495	$47,826	$55,549
Adjusted Transaction Value/Proved Reserves ($/Boe) (1)	$2.89	$4.82	$3.47	$7.64
Adjusted Transaction Value/Production ($/Boepd) (1)	$11,138	$28,862	$31,379	$40,234

(1)

Adjusted Transaction Value calculated as the product of the Transaction Value and the ratio of the NYMEX 12-month strip pricing as of October 23, 2020 divided by the NYMEX 12-month strip pricing as of the date of the transaction announcement.

Precedent Transactions for Contango

Petrie Partners reviewed selected publicly available information for 43 oil and gas transactions announced (i) since January 2014 that included assets in the Gulf of Mexico Shelf and had a value greater than or equal to $10 million, (ii) since January 2017 that included assets in the Delaware Basin and had a value greater than or equal to $100 million and (iii) since January 2014 that included assets in the Mississippi Lime and had a value greater than or equal to $10 million, although Petrie Partners noted that none of the reviewed transactions were directly comparable to Contango.

Date Announced	Buyer	Seller
Gulf of Mexico
08/20/20	San Juan Offshore	Arena Energy
06/22/20	Talos Energy, Inc.	Castex Energy, LLC
12/10/19	Talos Energy, Inc.	ILX Holdings LLC; Castex Energy, LLC; Venari Resources, LLC
06/27/19	W&T Offshore, Inc.	ExxonMobil Corporation
02/01/18	Northstar Offshore Ventures, LLC	PetroQuest Energy, Inc.
08/11/15	Energy XXI Ltd	M21K, LLC
07/01/15	Trimont Energy Ltd; Whitney Oil & Gas Co.	Energy XXI Ltd
06/30/14	Talos Energy, Inc.	Stone Energy Corporation
03/12/14	M21K, LLC	Energy XXI Ltd
01/07/14	Fieldwood Energy LLC	SandRidge Energy, Inc.
01/02/14	EPL Oil & Gas, Inc.	CNOOC Limited
Delaware Basin
12/16/19	WPX Energy, Inc.	Felix Energy II
02/19/19	Tall City Exploration III, LLC	Noble Energy, Inc.
08/14/18	Carrizo Oil & Gas, Inc.	Devon Energy Corporation
05/24/18	Callon Petroleum Company	Cimarex Energy Co.
05/14/18	Matador Resources Company	Jetstream Oil & Gas Partners
02/26/18	Undisclosed Buyer	Centennial Resource Development, Inc.
02/20/18	Colgate Energy, LLC; Luxe Operating, LLC	Concho Resources, Inc.
02/06/18	Halcón Resources Corporation	Royal Dutch Shell plc
02/06/18	Halcón Resources Corporation	BTA Oil Producers, LLC
12/11/17	Oasis Petroleum, Inc.	Forge Energy, LLC
10/30/17	Rosehill Operating Company, LLC	Whitehorse Energy, LLC; Siltstone Resources II, LLC
08/07/17	RSP Permian, Inc.	Florida Oil, LP; Anadarko Petroleum Corporation; Royal Dutch Shell plc
06/28/17	Carrizo Oil & Gas, Inc.	ExL Petroleum, LP
05/01/17	Centennial Resource Development, Inc.	GMT Exploration Company, LLC
03/21/17	Marathon Oil Corporation	Black Mountain Exploration, LLC
03/09/17	Marathon Oil Corporation	BC Operating, Inc.
03/03/17	Resolute Energy Corporation	CP Exploration II, LLC
01/24/17	Halcón Resources Corporation	Samson Energy Co, LLC
01/17/17	ExxonMobil Corporation	Bopco. LP
01/12/17	WPX Energy, Inc.	Panther Energy Company II, Carrier Energy Partners LLC
01/10/17	Parsley Energy, Inc.	Apache Corporation
01/04/17	PDC Energy, Inc.	Fortuna Resources Holdings, LLC
Mississippi-Lime
09/27/19	Contango Oil & Gas Company	White Star Petroleum, LLC
09/12/19	Contango Oil & Gas Company	Will Energy Corp
11/09/18	SNR Northern Oklahoma Operating, LLC	AusTex Oil Ltd
03/02/17	White Star Petroleum, LLC	Sundance Energy, Inc.
11/16/16	Wells Fargo Bank, N.A.	Atinum Midcon I, LLC
10/28/16	Fairway Resources Operating, Inc.	Samson Resources Corporation
04/20/16	White Star Petroleum, LLC	Devon Energy Corporation
12/31/14	Chaparral Energy, Inc.	Undisclosed Seller
09/15/14	Eagle Energy Exploration, LLC	Fairway Resource Partners II, LLC
02/20/14	Tapstone Energy, LLC	Royal Dutch Shell plc

The minimum, mean, median and maximum transaction multiples implied by the precedent Gulf of Mexico transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value/Proved Reserves ($/Boe)	$1.94	$12.41	$14.71	$27.08
Transaction Value/Production ($/Boepd)	$4,582	$20,292	$10,500	$61,450
Adjusted Transaction Value/Proved Reserves ($/Boe) (1)	$1.56	$7.42	$7.44	$15.76
Adjusted Transaction Value/Production ($/Boepd) (1)	$3,466	$12,713	$10,140	$27,537

(1)

Adjusted Transaction Value calculated as the product of the Transaction Value and the ratio of the NYMEX 12-month strip pricing as of October 23, 2020 divided by the NYMEX 12-month strip pricing as of the date of the transaction announcement.

The minimum, mean, median and maximum transaction multiples implied by the precedent Delaware Basin transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value/Production ($/Boepd)	$41,667	$244,954	$210,000	$562,800
Transaction Value/Net Acres ($/Acre)	$10,154	$27,528	$26,311	$46,601
Transaction Value/Adjusted Net Acres ($/Acre) (1)	$13,713	$24,293	$24,578	$42,291
Adjusted Transaction Value/Production ($/Boepd) (2)	$36,759	$196,288	$179,997	$431,629
Adjusted Transaction Value/Net Acres ($/Acre) (2)	$8,090	$22,453	$20,415	$37,702
Adjusted Transaction Value/Adjusted Net Acres ($/Acre) (1) (2)	$9,933	$19,781	$19,070	$33,649
(1)

Transaction Value/Adjusted Net Acre metrics calculated by subtracting the estimated value of current production at $25,000 per Boepd from the Purchase Price for each selected transaction and then dividing the remaining value by the net acreage acquired.

(2)

Adjusted Transaction Value calculated as the product of the Transaction Value and the ratio of the NYMEX 12-month strip pricing as of October 23, 2020 divided by the NYMEX 12-month strip pricing as of the date of the transaction announcement.

The minimum, mean, median and maximum transaction multiples implied by the precedent Mississippi-Lime transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value/Production ($/Boepd)	$8,833	$21,637	$16,073	$48,750
Adjusted Transaction Value/Production ($/Boepd) (1)	$8,270	$17,799	$16,201	$29,148

(1)

Adjusted Transaction Value calculated as the product of the Transaction Value and the ratio of the NYMEX 12-month strip pricing as of October 23, 2020 divided by the NYMEX 12-month strip pricing as of the date of the transaction announcement.

Based on the multiples implied by these transactions and Petrie Partners’ judgment on the comparability of each transaction versus the oil and gas assets of Contango (which are located primarily in the Gulf of Mexico, Texas Delaware Basin and Mississippi Lime), Petrie Partners applied relevant transaction multiples to Contango’s assets to determine an appropriate asset reference value range. With respect to Contango’s proved Gulf of Mexico oil and gas assets, Petrie Partners applied multiples ranging from $5.00 to $8.00 per boe of proved reserves and $10,000 to $20,000 per boepd of current production. With respect to Contango’s Delaware Basin oil and gas assets, Petrie Partners applied multiples ranging from $20,000 to $30,000 per boepd of current production and $8,000 to $12,000 per net acre. With respect to Contango’s Mississippi Lime oil and gas assets, Petrie Partners applied multiples ranging from $8,500 to $16,500 per boepd of current production. With respect to Contango’s other proved oil and gas assets, Contango’s Gulf of Mexico prospect inventory and Contango’s interest in Exaro, Petrie Partners utilized a discounted cash flow analysis of projected future cash flows based on the present value of future after-tax cash flows expected to be generated from Contango’s proved reserves associated with these properties, based on New York Mercantile Exchange (“NYMEX”) strip pricing as of October 23, 2020 for the calendar years 2020 through 2024, escalated at 1.5% per annum thereafter. Petrie Partners then applied various discount rates to these cash flows, ranging from 10% to 25%. Petrie Partners selected the discount rates based on its professional judgment regarding the relative risk of the underlying assets and related cash flows depending on reserve category, development status and geographic location. Petrie Partners then adjusted the asset reference value range by the estimated value of other assets and liabilities and long-term debt and net working capital as of June 30, 2020 to calculate an implied equity reference value range of Contango’s common shares. Petrie Partners determined an implied per share equity reference value range of $1.04 to $2.21 per share for Contango’s common shares.

Petrie Partners divided the lowest Mid-Con per unit implied equity value by the highest Contango per share implied equity value, and vice versa, to determine a range of implied exchange ratios of 0.3546 to 2.0923 shares of Contango common stock per unit of Mid-Con common stock.

Precedent Transactions – Oil & Gas Corporate Transactions

Petrie Partners also reviewed 35 selected transactions with publicly available information for oil and gas corporate transactions announced since January 2010 in which the acquired or target company was an exploration and production company with oil and gas assets in the United States, although Petrie Partners noted that none of the selected transactions or the companies that participated in the selected transactions was directly comparable to the merger or Mid-Con or Contango.

Date Announced	Acquiring Company	Target Company
10/19/20	Pioneer Natural Resources Company	Parsley Energy, Inc.
10/13/20	ConocoPhillips	Concho Resources, Inc.
09/28/20	Devon Energy Corporation	WPX Energy, Inc.
08/12/20	Southwestern Energy Company	Montage Resources Corporation
07/20/20	Chevron Corporation	Noble Energy, Inc.
10/14/19	Parsley Energy, Inc.	Jagged Peak Energy, Inc.
10/01/19	Citizen Energy Operating, LLC	Roan Resources, Inc.
07/15/19	Callon Petroleum Company	Carrizo Oil & Gas, Inc.
08/26/19	PDC Energy, Inc.	SRC Energy Inc.
05/06/19	Midstates Petroleum Company, Inc.	Amplify Energy Corp.
04/12/19	Occidental Petroleum Corporation	Anadarko Petroleum Corporation
11/19/18	Cimarex Energy Co.	Resolute Energy Corporation
11/01/18	Encana Corporation	Newfield Exploration Company
10/30/18	Chesapeake Energy Corporation	WildHorse Resource Development Corporation
08/14/18	Diamondback Energy, Inc.	Energen Corporation
06/18/18	MLCJR LLC (Cox Oil)	Energy XXI Gulf Coast, Inc.
03/28/18	Concho Resources Inc.	RSP Permian, Inc.
11/21/17	Talos Energy, Inc.	Stone Energy Corporation
06/19/17	EQT Corporation	Rice Energy Inc.
01/16/17	Noble Energy, Inc.	Clayton Williams Energy, Inc.
05/16/16	Range Resources Corporation	Memorial Resource Development Corp.
05/11/15	Noble Energy, Inc.	Rosetta Resources, Inc.
07/13/14	Whiting Petroleum Corporation	Kodiak Oil & Gas Corp.
03/12/14	Energy XXI (Bermuda) Limited	EPL Oil & Gas, Inc.
04/30/13	Contango Oil & Gas Company	Crimson Exploration Inc.
02/21/13	Linn Energy, Inc.	Berry Petroleum Company

Date Announced	Acquiring Company	Target Company
12/05/12	Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.
12/05/12	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
04/25/12	Halcón Resources Corporation	GeoResources, Inc.
01/16/12	Denver Parent Corporation	Venoco, Inc.
10/17/11	Statoil ASA	Brigham Exploration Company
07/15/11	BHP Billiton Petroleum (North America) Inc.	Petrohawk Energy Corporation
11/09/10	Chevron Corporation	Atlas Energy, Inc.
04/15/10	Apache Corporation	Mariner Energy, Inc.
04/04/10	Sandridge Energy, Inc.	Arena Resources, Inc.

For each of the precedent corporate transactions, Petrie Partners calculated the following multiples (to the extent information was available):

•

Purchase Price/Current Year Discretionary Cash Flow, which is defined as the total purchase price paid by the acquiring company for the equity of the target (“Purchase Price”), divided by an estimate of discretionary cash flow of the target company for the calendar year in which the transaction occurred (“Current Year Discretionary Cash Flow”);

•

Purchase Price/Forward Year Discretionary Cash Flow, which is defined as the Purchase Price, divided by an estimate of discretionary cash flow of the target company for the calendar year following the year in which the transaction occurred (“Forward Year Discretionary Cash Flow”);

•

Total Investment/Current Year EBITDA, which is defined as the total investment made by the acquiring company including purchase price of common equity plus the assumption of target company net indebtedness (“Total Investment”), divided by estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the target company for the calendar year in which the transaction occurred (“Current Year EBITDA”);

•

Total Investment/Forward Year EBITDA, which is defined as Total Investment divided by estimated EBITDA of the target company for the calendar year following the year in which the transaction occurred (“Forward Year EBITDA”);

•

Total Investment/Proved Reserves, which is defined as Total Investment divided by proved reserves of the target company as of the latest published reserve report prior to the date of the transaction (“Proved Reserves”); and

•

Total Investment/Current Production, which is defined as Total Investment divided by the most recent publicly available average daily production figure of the target company prior to the date of the transaction (“Current Production”).

Petrie Partners applied the relevant multiples to Mid-Con’s and Contango’s respective estimated discretionary cash flow and EBITDA for calendar years 2020 and 2021 based on internal estimates furnished by Mid-Con and Contango, proved reserves as of December 31, 2019 and the latest current net production publicly disclosed by each company prior to October 23, 2020.

The minimum, mean, median and maximum transaction multiples implied for each benchmark for the precedent corporate transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Purchase Price/Current Year Discretionary Cash Flow ($MM)	0.8x	5.6x	4.9x	20.5x
Purchase Price/Forward Year Discretionary Cash Flow ($MM)	0.8x	4.6x	3.8x	19.6x
Total Investment/Current Year EBITDA ($MM)	3.2x	7.1x	6.7x	17.3x
Total Investment/Forward Year EBITDA ($MM)	1.7x	6.0x	5.6x	17.3x
Total Investment/Proved Reserves ($/boe)	$2.28	$13.64	$13.09	$50.24
Total Investment/Current Production ($/boepd)	$9,172	$53,836	$42,331	$192,159

Petrie Partners also evaluated the premiums paid in connection with the above corporate transactions based on the value of the per share consideration announced in each transaction relative to the closing stock price of the target company as of one day, 30 days and 60 days prior to the announcement date of the relevant transaction. The minimum, mean, median and maximum premiums paid for the precedent transactions are set forth below.

Period	Minimum	Mean	Median	Maximum
One day prior	(7%)	26%	23%	74%
30 days prior	(22%)	26%	21%	86%
60 days prior	(24%)	26%	21%	81%

Based upon its review of these transactions, Petrie Partners selected purchase price multiple ranges for Mid-Con of 1.5x – 2.5x estimated Current Year Discretionary Cash Flow and 1.0x – 2.0x estimated Forward Year Discretionary Cash Flow, total investment multiple ranges of 4.0x – 5.0x estimated Current Year EBITDA, 3.5x – 4.5x estimated Forward Year EBITDA, $3.00 – $7.00 per Boe of Proved Reserves and $25,000 – $30,000 per Boepd of Current Production. Petrie Partners selected these multiples for Mid-Con based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Petrie Partners applied relevant premiums ranging from 0% to 10% to the one-day Mid-Con closing price, 15% to 20% to the 30-day Mid-Con closing price and 10% to 20% to the 60-day Mid-Con closing price prior to October 23, 2020. Based on the application of the above transaction multiples and taking into account the premiums paid analysis, Petrie Partners selected an enterprise value reference range of $80 million to $90 million. Petrie Partners then adjusted for long-term debt and net working capital as of June 30, 2020 to determine an implied per unit equity reference value range of $1.02 to $1.71 per unit of Mid-Con common equity.

For Contango, Petrie Partners selected purchase price multiple ranges of 2.0x – 3.5x estimated Current Year Discretionary Cash Flow and 2.0x – 4.0x estimated Forward Year Discretionary Cash Flow, total investment multiple ranges of 4.5x – 5.5x estimated Current Year EBITDA, 4.5x – 5.5x estimated Forward Year EBITDA, $3.00 – $7.00 per Boe of Proved Reserves and $20,000 – $30,000 per Boepd of Current Production. Petrie Partners selected these multiples for Contango based in part on geographic location, historical and estimated operating margins, historical and estimated growth, and its overall judgment of the current transaction market. Petrie Partners applied relevant premiums ranging from 0% to 10% to the one-day Contango closing price, 15% to 20% to the 30-day Contango closing price and 10% to 25% to the 60-day Contango closing price prior to October 23, 2020. Based on the application of the above transaction multiples and taking into account the premiums paid analysis, Petrie Partners selected an enterprise value reference range of $225 million to $275 million. Petrie Partners then adjusted for Contango’s interest in Exaro, long-term debt and net working capital as of June 30, 2020 to determine an implied per share equity reference value range of $0.97 to $1.28 per share of Contango common equity.

Petrie Partners divided the lowest Mid-Con per unit implied equity value by the highest Contango per share implied equity value, and vice versa, to determine a range of implied exchange ratios of 0.7983 to 1.7699 shares of Contango stock per unit of Mid-Con common equity.

Capital Market Comparison Analysis

Petrie Partners performed a capital market comparison analysis of Mid-Con and Contango by reviewing the market values and trading multiples of the following publicly traded companies that Petrie Partners deemed comparable as peer groups for Mid-Con and Contango.

Mid-Con Peer Group	Contango Peer Group
Amplify Energy Corp.	Amplify Energy Corp.
Bonanza Creek Energy, Inc.	Bonanza Creek Energy, Inc.
Earthstone Energy, Inc.	Earthstone Energy, Inc.
Evolution Petroleum Corporation	SandRidge Energy, Inc.

Mid-Con Peer Group	Contango Peer Group
SandRidge Energy, Inc.	Talos Energy, Inc.
W&T Offshore, Inc.
Apache Corporation
Hess Corporation
Murphy Oil Corporation

Although the peer group companies were compared to Mid-Con and Contango for purposes of this analysis, no entity included in the capital market comparison analysis is identical to Mid-Con or Contango because of differences between the business mixes and other characteristics of the peer group companies. In evaluating the peer groups, Petrie Partners relied on publicly available filings and publicly available equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of such analysts, Mid-Con, Contango or Petrie Partners.

All peer group multiples were calculated using closing stock prices on October 23, 2020. Peer group estimates of discretionary cash flow, EBITDA and production were based on publicly available consensus research analyst estimates as of October 23, 2020. Peer group proved reserves are as of December 31, 2019 as disclosed in publicly filed year-end annual reports on Form 10-K. For each of the peer group entities, Petrie Partners calculated the following:

•

Market Value/2020E Discretionary Cash Flow, which is defined as each company’s current common stock share price divided by that company’s estimated discretionary cash flow per share for the calendar year 2020 (“2020E discretionary cash flow”);

•

Market Value/2021E Discretionary Cash Flow, which is defined as each company’s current common stock share price divided by that company’s estimated discretionary cash flow per share for the calendar year 2021 (“2021E discretionary cash flow”);

•

Enterprise Value/2020E EBITDA, which is defined as market value of common equity, plus debt and preferred stock, less net working capital (“enterprise value”), divided by estimated EBITDA for the calendar year 2020 (“2020E EBITDA”);

•	Enterprise Value/2021E EBITDA, which is defined as enterprise value divided by estimated EBITDA for the calendar year 2021 (“2021E EBITDA”);

•	Enterprise Value/Proved Reserves, which is defined as enterprise value divided by proved reserves;

•	Enterprise Value/2020E Production, which is defined as enterprise value divided by forecasted average daily production for calendar year 2020 (“2020E production”); and

•	Enterprise Value/2021E Production, which is defined as enterprise value divided by forecasted average daily production for calendar year 2021 (“2021E production”).

•	The trading multiples for each company as well as the minimum, mean, median and maximum trading multiples for the Mid-Con peer group are set forth below.

Mid-Con Peer Group

Company	Market Value/’20E Disc. Cash Flow	Market Value/’21E Disc. Cash Flow	Enterprise Value/’20E EBITDA	Enterprise Value/’21E EBITDA	Enterprise Value/Proved Reserves ($/Boe)	Enterprise Value/’20E Production ($/Boepd)	Enterprise Value/’21E Production ($/Boepd)
Amplify Energy Corp.	0.5x	1.0x	3.6x	5.1x	$1.71	$10,480	$12,318
Bonanza Creek Energy, Inc.	2.7x	2.8x	2.9x	2.9x	$3.71	$18,433	$18,010
Earthstone Energy, Inc.	1.3x	1.6x	2.5x	3.0x	$3.57	$24,460	$24,996
Evolution Petroleum Corporation	8.7x	NM	5.3x	NM	$6.53	$25,813	$27,717
SandRidge Energy, Inc.	3.4x	0.6x	3.1x	1.0x	$1.39	$6,090	$6,681

Minimum, Mean, Median, Maximum Multiples	Minimum	Mean	Median	Maximum
Market Value/2020E Discretionary Cash Flow	0.5x	3.3x	2.7x	8.7x
Market Value/2021E Discretionary Cash Flow	0.6x	1.5x	1.3x	2.8x
Enterprise Value/2020E EBITDA	2.5x	3.5x	3.1x	5.3x
Enterprise Value/2021E EBITDA	1.0x	3.0x	3.0x	5.1x
Enterprise Value/Proved Reserves ($/Boe)	$1.39	$3.38	$3.57	$6.53
Enterprise Value/2020E Production ($/Boepd)	$6,090	$17,055	$18,433	$25,813
Enterprise Value/2021E Production ($/Boepd)	$6,681	$17,944	$18,010	$27,717

Based upon its review of the Mid-Con peer group and its judgment of the comparability of each peer considering size, asset location, commodity mix and other factors, Petrie Partners selected market value multiple ranges for Mid-Con of 2.0x – 3.0x 2020E discretionary cash flow and 1.5x – 2.5x 2021E discretionary cash flow and enterprise value multiple ranges of 3.0x – 5.0x 2020E EBITDA, 3.0x – 5.0x 2021E EBITDA, $2.50 – $3.50 per Boe of proved reserves, $20,000 – $25,000 per Boepd of 2020E production and $20,000 – $25,000 per Boepd of 2021E production.

The trading multiples for each company as well as the minimum, mean, median and maximum trading multiples for the Contango peer group are set forth below.

Contango Peer Group

Company	Market Value/’20E Disc. Cash Flow	Market Value/’21E Disc. Cash Flow	Enterprise Value/’20E EBITDA	Enterprise Value/’21E EBITDA	Enterprise Value/Proved Reserves ($/Boe)	Enterprise Value/’20E Production ($/Boepd)	Enterprise Value/’21E Production ($/Boepd)
Amplify Energy Corp.	0.5x	1.0x	3.6x	5.1x	$1.71	$10,480	$12,318
Bonanza Creek Energy, Inc.	2.7x	2.8x	2.9x	2.9x	$3.71	$18,433	$18,010
Earthstone Energy, Inc.	1.3x	1.6x	2.5x	3.0x	$3.57	$24,460	$24,996
SandRidge Energy, Inc.	3.4x	0.6x	3.1x	1.0x	$1.39	$6,090	$6,681
Talos Energy, Inc.	1.5x	1.3x	3.5x	3.2x	$6.95	$27,782	$23,068
W&T Offshore, Inc.	3.5x	2.1x	6.8x	4.9x	$5.64	$21,964	$20,579
Apache Corporation	2.5x	2.0x	6.8x	5.6x	$13.64	$32,727	$37,071
Hess Corporation	6.3x	7.8x	8.8x	10.1x	$16.59	$59,636	$63,105
Murphy Oil Corporation	1.7x	1.7x	3.9x	4.5x	$5.42	$26,212	$28,221

Minimum, Mean, Median, Maximum Multiples	Minimum	Mean	Median	Maximum
Market Value/2020E Discretionary Cash Flow	0.5x	2.6x	2.5x	6.3x
Market Value/2021E Discretionary Cash Flow	0.6x	2.3x	1.7x	7.8x
Enterprise Value/2020E EBITDA	2.5x	4.6x	3.6x	8.8x
Enterprise Value/2021E EBITDA	1.0x	4.5x	4.5x	10.1x
Enterprise Value/Proved Reserves ($/Boe)	$1.39	$6.51	$5.42	$16.59
Enterprise Value/2020E Production ($/Boepd)	$6,090	$25,310	$24,460	$59,636
Enterprise Value/2021E Production ($/Boepd)	$6,681	$26,005	$23,068	$63,105

Based upon its review of the Contango peer group and its judgment of the comparability of each peer considering size, asset location, commodity mix and other factors, Petrie Partners selected market value multiple ranges for Contango of 2.5x – 3.5x 2020E discretionary cash flow and 2.0x – 3.0x 2021E discretionary cash flow and enterprise value multiple ranges of 3.5x – 5.0x 2020E EBITDA, 4.5x – 6.0x 2021E EBITDA, $3.00 – $6.50 per Boe of proved reserves, $15,000 – $25,000 per Boepd of 2020E production and $20,000 – $25,000 per Boepd of 2021E production.

From the enterprise value reference range implied by each metric, Petrie Partners determined an enterprise reference value range of $75 million to $90 million for Mid-Con and $225 million to $275 million for Contango. Petrie Partners then adjusted for long-term debt and net working capital as of June 30, 2020 and for Contango only, Contango’s interest in Exaro to determine an implied equity reference value range of $0.68 to $1.71 per unit of Mid-Con common equity and $0.97 to $1.28 per share of Contango common equity.

Petrie Partners divided the lowest Mid-Con per unit implied equity value by the highest Contango per share implied equity value, and vice versa, to determine a range of implied exchange ratios of 0.5296 to 1.7699 shares of Contango common stock per unit of Mid-Con common equity.

Going Concern Analysis

Petrie Partners received certain financial and operating forecasts from Mid-Con and Contango. These forecasts were prepared and provided by the respective management and staff of Mid-Con and Contango regarding Mid-Con’s and Contango’s potential future financial and operating performance. Using such financial and operating forecasts, Petrie Partners analyzed the potential standalone financial performance of Mid-Con and Contango, without giving effect to the proposed merger, for the period spanning July 1, 2020 to December 31, 2022. The analysis was performed under four separate oil and gas pricing scenarios. One scenario was based on NYMEX strip pricing as of October 23, 2020 for 2020 through 2022. Benchmark prices for the other three scenarios were based on $40.00, $50.00 and $60.00 per barrel of oil, respectively, and $2.00, $2.50 and $3.00 per MMBtu for gas, respectively and held flat.

For Mid-Con, Petrie Partners applied terminal EBITDA multiples of 3.5x, 4.5x and 5.5x to estimated 2022 EBITDA, adjusted for estimated net working capital as of December 31, 2022 and assumed discount rates of 12.5% to 17.5%. The discount rates are based on estimates of the weighted average cost of capital of Mid-Con derived using the capital asset pricing model, or CAPM. From the enterprise reference values implied by this analysis, Petrie Partners then adjusted for long-term debt as of June 30, 2020, as provided in Mid-Con’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, to determine a composite per unit equity reference value range of $0.50 to $3.00 per unit of Mid-Con common equity.

For Contango, Petrie Partners applied terminal EBITDA multiples of 4.0x, 5.0x and 6.0x to estimated 2022 EBITDA, adjusted for estimated net working capital as of December 31, 2022 and assumed discount rates of 10.0% to 15.0%. The discount rates are based on estimates of the weighted average cost of capital of Contango derived using the capital asset pricing model, or CAPM. From the enterprise reference values implied by this analysis, Petrie Partners then adjusted for long-term debt as of June 30, 2020, as provided in Contango’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, to determine a composite per share equity reference value range of $1.00 to $2.00 per share of Contango common equity.

Petrie Partners divided the lowest Mid-Con per unit implied equity value by the highest Contango per share implied equity value, and vice versa, to determine a range of implied exchange ratios of 0.2500 to 3.0000 shares of Contango common stock per unit of Mid-Con common equity.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Petrie Partners. In connection with the review of the merger by the Mid-Con conflicts committee, Petrie Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Petrie Partners’ opinion. In arriving at its fairness determination, Petrie Partners considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Petrie Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Petrie Partners may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Petrie Partners with respect to the actual equity value of Mid-Con or Contango. No company reviewed or considered in the above analyses for comparison purposes is directly comparable to Mid-Con or Contango, and no transaction reviewed or considered in the above analyses is directly comparable to the merger. Furthermore, Petrie Partners’ analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mid-Con and its advisors.

Petrie Partners prepared these analyses solely for the purpose of rendering an opinion to the Mid-Con conflicts committee as to the fairness, from a financial point of view, of the merger consideration to be received by the unaffiliated public unitholders pursuant to the merger agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Petrie Partners’ analyses are inherently subject to substantial uncertainty, and Petrie Partners assumes no responsibility if future results are materially different from those forecasted in such estimates.

The merger consideration was determined through arm’s-length negotiations between representatives of the Mid-Con conflicts committee and Contango and was approved by the Mid-Con conflicts committee. Petrie Partners provided advice to the Mid-Con conflicts committee during these negotiations. Petrie Partners did not, however, recommend any specific per unit equity value to the Mid-Con conflicts committee or advise that any specific merger consideration constituted the only appropriate consideration for the merger. Petrie Partners’ opinion to the Mid-Con conflicts committee was one of many factors taken into consideration by the Mid-Con conflicts committee in deciding to approve the merger.

Mid-Con engaged Petrie Partners to act as financial advisor based on its qualifications, experience and reputation. Petrie Partners is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, competitive divestiture processes, private placements and other purposes.

Pursuant to Petrie Partners’ engagement letter with Mid-Con, Petrie Partners provided the Mid-Con conflicts committee financial advisory services and rendered a fairness opinion in connection with the merger.

Pursuant to its engagement letter, Petrie Partners received a work fee of $100,000. Petrie Partners also received an opinion fee of $1,000,000 upon the rendering of its fairness opinion to the Mid-Con conflicts committee (and would have received this fee regardless of the conclusions expressed therein). Petrie Partners is also entitled to a transaction fee of $1,500,000 payable upon closing of the merger, against which the opinion fee is creditable. In addition, Mid-Con has agreed to reimburse Petrie Partners for certain of its expenses, including attorney’s fees and disbursements, and to indemnify Petrie Partners and related persons against various liabilities.

Interests of Certain Mid-Con Directors and Executive Officers in the Merger

In considering the recommendation of the Mid-Con conflicts committee and the Mid-Con board, Mid-Con common unitholders should be aware that the directors and executive officers of Mid-Con GP may have interests in the merger and related transactions that are different from, or in addition to, the interests of Mid-Con unitholders generally. With respect to at least some of the directors and executive officers, these interests include, but are not limited to, positions as officers of Contango and their respective affiliates; the treatment in the merger of Mid-Con phantom units held by Mid-Con directors; equity holdings in Mid-Con and Contango; and rights to ongoing indemnification and insurance coverage. These interests are described in more detail below.

The members of the Mid-Con conflicts committee were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger and in determining to recommend to the Mid-Con board that they the approve the merger agreement and the transactions contemplated thereby. Mid-Con common unitholders should take these interests into account in deciding whether to consent to the Mid-Con merger proposal.

The directors and executive officers of Mid-Con GP, in their capacity as such, do not have interests in the merger and related transactions that are different from, or in addition to, the interests of Mid-Con unitholders generally.

As described below in the section titled “The Merger Agreement—Treatment of Mid-Con Phantom Units,” any Mid-Con phantom unit will automatically be converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any.

The table below sets forth the number of Mid-Con phantom units held by the members of the Mid-Con board as of November 19, 2020, which will be automatically canceled at the effective time of the merger in exchange for the equity compensation described above.

Non-Executive Directors (1)	Number of Phantom Units (2)
Bob Boulware	63,000
Fred Reynolds	52,000
Caperton White	52,000
Travis Goff	41,000

(1)	No executive officer of Mid-Con currently holds Mid-Con phantom units.
(2)

The Mid-Con phantom unit awards are subject to the approval of the amended and restated LTIP by a majority of the Mid-Con unitholders. Failure to obtain the requisite approval prior to the effective time of the merger would result in the cancellation of the Mid-Con phantom units for no consideration.

Certain members of the Mid-Con board have relationships with Contango. Through their relationships with these entities and otherwise, certain of these directors hold equity interests in Contango. Holding these equity interests in Contango, which is a counterparty with economic interests adverse to Mid-Con in certain of the transactions contemplated by the merger agreement, gives such members of the Mid-Con board interests in the merger and related transactions that are different from the interests of Mid-Con unitholders generally. Set forth in the table below is the number of shares of Contango common stock and Mid-Con common units beneficially owned by each of the current directors of Mid-Con GP as of November 19, 2020.

Name	Mid-Con Common Units Beneficially Owned			Contango Common Stock Beneficially Owned
Bob Boulware	63,000	(a	)	—
Fred Reynolds	81,939	(b	)	10,000
Caperton White	52,000	(c	)	1,500
Travis Goff	41,000	(d	)	—

(a)	Includes 63,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(b)	Includes 52,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(c)	Includes 52,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(d)	Includes 41,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.

Board of Directors and Management of Contango Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of Contango are expected to continue in their current positions, other than for changes that may be publicly announced by Contango in the future in the normal course.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the merger and of owning and disposing of Contango common stock received in the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders of Mid-Con common units that hold their Mid-Con common units, and will hold their Contango common stock, if any, received in the merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Mid-Con common units that received such common units through the exercise of an employee option, pursuant to a

•	retirement plan or otherwise as compensation;

•	holders of options, or holders of restricted units or bonus units, granted under any Mid-Con benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a holder of Mid-Con common units that holds such Mid-Con common units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction; or

•	a U.S. expatriate.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds Mid-Con common units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Mid-Con common units should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Mid-Con common units or Contango common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF CONTANGO COMMON STOCK, IF ANY, RECEIVED IN THE MERGER. EACH HOLDER OF MID-CON COMMON UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF CONTANGO COMMON STOCK, IF ANY, RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger to U.S. Holders of Mid-Con Common Units

Tax Characterization of the Merger.

The receipt of Contango common stock, cash or a combination of Contango common stock and cash in exchange for Mid-Con common units pursuant to the merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, the merger will be treated as a taxable sale of a U.S. holder’s Mid-Con common units in exchange for Contango common stock, cash or a combination of Contango common stock and cash received in the merger.

Amount and Character of Gain or Loss Recognized.

A U.S. holder who receives Contango common stock, cash or a combination of Contango common stock and cash in exchange for Mid-Con common units pursuant to the merger will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the amount of any cash received, (B) the fair market value of any Contango common stock received, and (C) such U.S. holder’s share of Mid-Con’s nonrecourse liabilities immediately prior to the merger and (ii) such U.S. holder’s adjusted tax basis in the Mid-Con common units exchanged therefor.

A U.S. holder’s initial tax basis in its Mid-Con common units would have been equal the amount such holder paid for the Mid-Con common units plus the U.S. holder’s initial share of Mid-Con’s nonrecourse liabilities. Over time that basis would have (i) increased by the U.S. holder’s share of Mid-Con’s income and by any increases in the U.S. holder’s share of Mid-Con’s nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions from Mid-Con, by the U.S. holder’s share of Mid-Con’s losses, by any decreases in the U.S. holder’s share of Mid-Con’s nonrecourse liabilities and by the U.S. holder’s share of Mid-Con’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. Except as noted below, gain or loss recognized by a U.S. holder on the exchange of Mid-Con common units in the merger will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” owned by Mid-Con and its subsidiaries. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the exchange of a Mid-Con common unit pursuant to the merger and may be recognized even if there is a net taxable loss realized on the exchange of such U.S. holder’s Mid-Con common units pursuant to the merger. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of Mid-Con common units in the merger.

Capital gain or loss recognized by a U.S. holder will generally be long-term capital gain or loss if the U.S. holder has held its Mid-Con common units for more than twelve months as of the effective time of the merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S. holders that are corporations may be used to offset only capital gains.

The amount of gain or loss recognized by each U.S. holder in the merger will vary depending on each U.S. holder’s particular situation, including the amount of the cash and/or the value of the Contango common stock received by each U.S. holder in the merger, the adjusted tax basis of the Mid-Con common units exchanged by each U.S. holder in the merger, and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by each U.S. holder. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Mid-Con’s income may be deducted in full upon the U.S. holder’s taxable disposition of its entire investment in Mid-Con pursuant to the merger. Each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences to them of the merger, taking into account its own particular circumstances.

Mid-Con Items of Income, Gain, Loss and Deduction for the Taxable Period Ending on the Date of the Merger.

U.S. holders of Mid-Con common units will be allocated their share of Mid-Con’s items of income, gain, loss and deduction for the taxable period of Mid-Con ending on the date of the merger. These allocations will be made in accordance with the terms of the Mid-Con partnership agreement. A U.S. holder will be subject to U.S. federal income taxes on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from Mid-Con attributable to such allocated income and gain. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in the Mid-Con common units held and, therefore, will reduce the gain, or increase the loss, recognized by such U.S. holder resulting from the merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in the Mid-Con common units held and, therefore, will increase the gain, or reduce the loss, recognized by such U.S. holder resulting from the merger.

Tax Basis and Holding Period in Contango common stock Received in the Merger.

A U.S. holder’s tax basis in the shares of Contango common stock, if any, received in the merger will equal the fair market value of such shares. A U.S. holder’s holding period in the shares of Contango common stock, if any, received in the merger will begin on the day after the date of the merger.

Tax Consequences to U.S. Holders of Owning and Disposing of Shares of Contango Common Stock Received in the Merger

Distributions on Contango common stock.

For U.S. federal income tax purposes, distributions of cash by Contango to a U.S. holder with respect to shares of Contango common stock will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of Contango’s current and accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to Contango shareholders by Contango may exceed Contango’s current and accumulated earnings and profits. Distributions of cash in excess of Contango’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares of Contango common stock and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, as capital gain from the sale or exchange of such shares of Contango common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Contango common stock.

Upon the sale, exchange, certain redemptions or other taxable dispositions of Contango common stock, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of shares of Contango common stock and (ii) the U.S. holder’s adjusted tax basis in such shares of Contango common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Contango common stock disposed of is more than twelve months at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the merger and in connection with distributions made with respect to, or dispositions of, Contango common stock received in the merger. A U.S. holder may be subject to U.S. backup withholding on payments made pursuant to the merger or on distributions made with respect to, or on payments made pursuant to dispositions of, Contango common stock received in the merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Accounting Treatment of the Merger

Contango prepares its financial statements in accordance with GAAP. The merger will be accounted for as a business combination, using the acquisition method of accounting with Contango being considered the acquirer of Mid-Con for accounting purposes. This means that Contango will record all assets acquired and liabilities assumed from Mid-Con at their acquisition date fair values at the effective date of the merger.

Regulatory Approvals

Securities and Exchange Commission

In connection with the Contango share issuance, Contango has filed a registration statement on Form S-4, of which this joint consent statement/information statement/prospectus is a part, with the SEC under the Securities Act pursuant to which the issuance of shares of Contango common stock issuable upon the effective time will be registered with the SEC.

NYSE American

In addition, the completion of the merger is subject to approval for listing of the shares of Contango common stock to be issued in the merger on the NYSE American, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of Mid-Con common units for the merger consideration, please see the section entitled “The Merger Agreement—Exchange and Payment Procedures.”

Treatment of Indebtedness

As of September 30, 2020, Mid-Con had outstanding $69.7 million of borrowings and $1.0 million of letters of credit under its existing credit facility. The amount of indebtedness under the existing credit facility at the effective time may be significantly more or less than the above listed amounts. In connection with the consummation of the merger, Contango will fully repay the outstanding borrowings and terminate all outstanding commitments under the Mid-Con credit facility. Pursuant to the third amendment to Contango’s credit agreement, upon the closing of the merger and completion of certain other conditions, the borrowing base under the credit agreement will increase to $130.0 million, and Contango will use expanded borrowing base to fund the repayment of the Mid-Con credit facility.

For a description of Mid-Con’s existing credit facility, see Mid-Con’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 attached as Annex E to this joint consent statement/information statement/prospectus.

Treatment of Mid-Con Phantom Units

Each Mid-Con phantom unit that is outstanding as of immediately prior to the effective time will fully vest immediately prior to the effective time. At the effective time, each such award will be cancelled and converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any.

Listing of Contango Common Stock; Delisting and Deregistration of Mid-Con Common Units

It is a condition to the consummation of the merger that the shares of Contango common stock issuable to Mid-Con unitholders in connection with the merger be approved for listing on the NYSE American, subject to official notice of issuance.

Mid-Con common units currently trade on the Nasdaq under the stock symbol “MCEP.” When the merger is completed, Mid-Con will cease to exist and the Mid-Con common units will cease to be traded on the Nasdaq and will be deregistered under the Exchange Act.

Appraisal Rights and Dissenters’ Rights

Contango

Contango shareholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of Contango common stock as contemplated by the merger agreement.

Mid-Con

Holders of Mid-Con common units are not entitled to appraisal rights or dissenters’ rights in connection with the merger under Delaware law.

Litigation Related to the Merger

Following the filing of the preliminary joint consent statement/information statement/prospectus on November 23, 2020, one complaint has been filed with respect to the merger as of December 4, 2020 in the United States District Court for the District of Delaware, captioned as Stein v. Mid-Con Energy Partners, LP et al, No. 1:20-cv-01601-UNA (D. Del.). The unitholder action was filed by a purported Mid-Con unitholder and names Mid-Con and members of the Mid-Con board as defendants.

The unitholder action generally alleges a purported failure to disclose material information related to the financial projections of Contango’s and Mid-Con’s management and the financial analyses of Mid-Con’s financial advisor. The unitholder action alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 by making inadequate or misleading disclosures and alleges that the individual Mid-Con board members are liable under Section 20(a) of the Exchange Act. The unitholder action seeks, among other things, to enjoin the consummation of the merger unless and until the defendants disclose the material information that was allegedly omitted from the preliminary joint consent statement/information statement/prospectus and to rescind the merger agreement (to the extent already implemented) or grant an award of rescissory damages. The unitholder action also seeks payment of attorneys’ and expert fees and expenses.

The unitholder action is at a preliminary stage and the defendants have not yet answered or otherwise responded to the complaint. Contango and Mid-Con believe that the claims asserted in the unitholder action are meritless, but cannot currently reasonably predict the outcome of or reasonably estimate the possible loss, if any, or range of loss from this lawsuit.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint consent statement/information statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint consent statement/information statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Contango and Mid-Con encourage you to read carefully the merger agreement in its entirety before making any investment decisions as it is the principal legal document governing the business combination between Contango and Mid-Con described in this joint consent statement/information statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Contango nor Mid-Con intends that the merger agreement will be a source of business or operational information about Contango or Mid-Con. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint consent statement/information statement/prospectus and in the public filings Contango and Mid-Con make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Contango and Mid-Con are responsible for considering whether additional disclosure of material information is required to make the statements in this joint consent statement/information statement/prospectus not misleading. Factual disclosures about Contango and Mid-Con contained in this joint consent statement/information statement/prospectus or Contango’s or Mid-Con’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Contango or Mid-Con contained in the merger agreement and described in the summary. The representations, warranties and covenants made in the merger agreement by Contango and Mid-Con are qualified and subject to important limitations agreed to by Contango and Mid-Con in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to shareholders or unitholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint consent statement/information statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint consent statement/information statement/prospectus and in the documents incorporated by reference into this joint consent statement/information statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, on the closing date, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the merger agreement, and in accordance with the Delaware Limited Liability Company Act, as amended, and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), at the effective time, Mid-Con will merge with and into Merger Sub, with Merger Sub continuing its existence as the surviving limited liability company and wholly-owned subsidiary of Contango following the merger. At the effective time, by virtue of the merger, each eligible Mid-Con common unit (other than Mid-Con common units held in the treasury of Mid-Con or owned, directly or indirectly, by Mid-Con GP immediately prior to the effective time, which will automatically be cancelled for no consideration), will be converted into the right to receive 1.7500 shares of Contango common stock, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of any fractional shares of Contango common stock, and the Mid-Con GP interest will automatically be cancelled for no consideration. In addition, Mid-Con will take, or cause to be taken, all actions necessary so that at the effective time, each of Mid-Con’s outstanding phantom units will be treated as described in “The Merger—Treatment of Mid-Con Phantom Units.”

Contango will not issue any fractional shares of Contango common stock in the merger. In lieu of any fractional shares of Contango common stock to which a Mid-Con unitholder would otherwise have been entitled, each Mid-Con unitholder will receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Contango common stock multiplied by (ii) the volume weighted average trading price of Contango common stock on the NYSE American for the five consecutive trading days immediately prior to the closing date, as reported under the heading “U.S. Equities” by Bloomberg Financial Markets (the “fractional share consideration”).

Closing and Effective Time of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As soon as practicable on the closing date, a certificate of merger will be filed with the Secretary of State of the State of Delaware. The merger will become effective at such time on the closing date or at such subsequent time as the parties agree in writing and specify in the certificate of merger.

Contango and Mid-Con have targeted to complete the merger in early 2021, subject to the satisfaction or waiver of the conditions to the merger (described below under “—Conditions Precedent to the Merger”). In accordance with Rule 14c-2 under the Exchange Act, the closing of the merger will become effective no sooner than 20 calendar days following the mailing of this joint consent statement/information statement/prospectus to Contango shareholders.

Treatment of Mid-Con Phantom Units

Each Mid-Con phantom unit that is outstanding as of immediately prior to the effective time will fully vest immediately prior to the effective time. At the effective time, each such award will be cancelled and converted into the right to receive a number of shares of Contango common stock equal to the product of (i) the number of Mid-Con common units subject to such award as of immediately prior to the effective time and (ii) the exchange ratio, with cash paid (without interest, rounded to the nearest cent) in lieu of the issuance of fractional shares, if any.

Exchange and Payment Procedures

The conversion of Mid-Con common units into the right to receive the merger consideration will occur automatically at the effective time. The exchange agent will exchange certificates representing Mid-Con common units for merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. Continental Stock Transfer & Trust Company will be the exchange agent in the merger and will exchange certificates for the merger consideration and perform other duties as provided in the merger agreement.

Letter of Transmittal

As soon as reasonably practicable after the effective time, the exchange agent will mail a form of letter of transmittal to each holder of record of Mid-Con common units. This mailing will contain instructions on how to surrender certificates or book-entry units, as applicable, in exchange for the merger consideration and any fractional share consideration.

If a certificate for a Mid-Con common unit has been lost, stolen or destroyed, the exchange agent will deliver the consideration properly payable under the merger agreement upon receipt of an affidavit, in form and substance reasonably acceptable to Contango, as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant and the posting of any bond determined by Contango or the exchange agent as reasonably necessary as indemnity against any related claim.

Withholding

Contango and the exchange agent will each be entitled to deduct and withhold from any consideration payable pursuant to the merger agreement such amounts as Contango or the exchange agent determines it is required to deduct and withhold with respect to making such payment under applicable law. If any amounts are so properly deducted or withheld, then such amounts will be treated for all purposes of the merger agreement as having been paid to the person from whom they were deducted or withheld.

Dividends and Distributions

Until Mid-Con common unit certificates or book-entry units, as applicable, are surrendered for exchange, any dividends or other distributions with a record date after the effective date with respect to Contango common stock into which Mid-Con common units may have been converted will accrue but will not be paid. Former holders of Mid-Con common units will be entitled to receive any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Mid-Con common unit certificates or book-entry units, as the case may be.

Representations and Warranties

The merger agreement contains customary representations and warranties of Contango and Mid-Con relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

Each of Contango and Mid-Con has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization, standing and power, capitalization and subsidiaries;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	SEC filings and financial statements contained in those filings;

•	internal controls and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this joint consent statement/information statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	litigation;

•	compliance with applicable laws and permits;

•	employee benefit plans;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	insurance;

•	properties;

•	rights-of-way;

•	oil and gas matters;

•	intellectual property;

•	state takeover laws;

•	the absence of a rights plan;

•	related party transactions;

•	compliance with anti-bribery laws;

•	regulatory matters;

•	derivative transactions;

•	finders or brokers; and

•	the receipt of their respective financial advisor’s opinion.

The representations and warranties described above and included in the merger agreement were made by each of Contango and Mid-Con to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Contango and Mid-Con in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Contango and Mid-Con rather than to establish matters as facts.

The merger agreement is described in and included as Annex A to this joint consent statement/information statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Contango, Mid-Con or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint consent statement/information statement/prospectus and in the documents incorporated by reference into this joint consent statement/information statement/prospectus. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur with respect to Contango or Mid-Con, the parties will disregard effects resulting from:

1.

changes or conditions generally affecting the oil and gas exploration, development and production industry (including any change in the price of hydrocarbons, general market prices or industry margins), or the economy or the financial, credit or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general;

2.

declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the date of the merger agreement;

3.	the outbreak or escalation of war or acts of terrorism;

4.	changes in law or GAAP;

5.	the announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement; or

6.	the failure to meet or exceed any projection or forecast (it being understood that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded).

However, the exceptions laid out in (1), (3) and (4) may only be considered to the extent not disproportionately adverse to Mid-Con or Contango relative to other similarly situated companies in the oil and gas exploration, development and production industry in the United States.

Conduct of Business

Each of Contango and Mid-Con has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time or, if earlier, termination of the merger agreement. Each of Contango and Mid-Con has agreed to operate its business only in the ordinary course consistent with past practice, and to use reasonable best efforts to preserve intact their business organization, preserve their assets, rights and properties in good repair and condition, keep available the services of their current officers and consultants and preserve their goodwill and their relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with such parties.

Mid-Con has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in disclosure schedules to the merger agreement, and except with Contango’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Mid-Con will not, and will not permit any of its subsidiaries to undertake the following actions, among other things:

•

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions (1) by a wholly owned subsidiary of Mid-Con to its parent or (2) to the holders of the Mid-Con common units as required by the Mid-Con LPA, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Mid-Con or any of its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any unit appreciation rights, “phantom” unit rights, performance units, rights to receive capital stock of Mid-Con on a deferred basis or other rights linked to the value of Mid-Con common units, including pursuant to any contracts as in effect on the date of the merger agreement; provided, however, that Mid-Con may issue Mid-Con common units upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the date of the merger agreement convertible or exchangeable into Mid-Con common units (including upon the vesting of the Mid-Con phantom units outstanding as of the date of the merger agreement), in each case in accordance with their existing terms;

•	amend or otherwise change the organizational documents of Mid-Con or any of its subsidiaries;

•

directly or indirectly acquire or agree to acquire by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof;

•

directly or indirectly sell, farmout, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, other than (A) sales of hydrocarbons in the ordinary course of business consistent with past practice, (B) sales of assets to third parties for a cash purchase price that does not exceed $100,000 individually or $500,000 in the aggregate and (C) the sale of assets to Contango or one of its subsidiaries pursuant to the asset purchase agreement, dated as of the date of the merger agreement, entered into by and between Contango and a subsidiary of Mid-Con (the “asset purchase agreement”) relating to the sale of certain assets to Contango in the event of a failure to close the merger under certain circumstances as outlined in the asset purchase agreement;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

(A) incur, create, assume or otherwise become liable for any indebtedness, or amend, modify or refinance any indebtedness other than indebtedness incurred as a result of borrowings under the Mid-Con’s credit facility not to exceed $500,000 for purposes other than (1) expenses in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement or (2) the ordinary course of business, (B) repay or prepay any indebtedness, other than indebtedness under the Mid-Con’s credit facility, or (C) make any loans, advances or capital contributions to, or investments in, any other person, other than any Mid-Con or any of its subsidiaries;

•

incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $100,000 and are not provided for in the capital expenditure budget;

•	(A) cancel any material indebtedness owed to Mid-Con or any of its subsidiaries, or (B) waive, release, grant or transfer any right of material value;

•

(A) modify, amend, terminate, cancel or extend any material contract of Mid-Con or (B) enter into any contract that if in effect on the date of the merger agreement would be a material contract, except in the case of the foregoing clauses (A) and (B) with respect to a material contract that is not a commodity derivative instrument, in the ordinary course of business;

•

commence any action (other than an action as a result of an action commenced against Mid-Con or any of its subsidiaries), or compromise, settle or agree to settle any action (including any action relating to the merger agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Mid-Con or any of its subsidiaries;

•	change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets;

•

settle or compromise any liability for material taxes, change any method of accounting for tax purposes, make, revoke or modify any tax election, file any amended material tax return, enter into any closing agreement or other agreement with any governmental entity with respect to taxes, consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of taxes, surrender any right to claim a material refund of taxes, settle or compromise any material tax liability, file any tax return other than on a basis consistent with past practice and as permitted by the merger agreement, take any action outside the ordinary course of business or inconsistent with past practice that increases Mid-Con’s liability for taxes in a taxable period beginning after the closing of the merger, or enter into any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person;

•	change its fiscal year;

•

(A) grant any current or former director, officer, employee or independent contractor any increase in compensation or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, retention, change in control, termination or similar pay, or provide for any modifications thereto or increases therein, (C) grant or amend any equity-based award (including in respect of unit options, unit appreciation rights, performance units, restricted units, phantom units or other unit-based or unit-related awards or the removal or modification of any restrictions in any Mid-Con benefit plan or awards made thereunder), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to waive the vesting requirements or accelerate the vesting, funding or payment of any compensation or benefit under any Mid-Con benefit plan or other contract, (F) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Mid-Con benefit plan or (G) loan or advance any money or other property to any current or former director, officer, employee or independent contractor (other than routine advancement of business expenses in the ordinary course consistent with past practice);

•	hire or terminate (other than for cause) any employees;

•

fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of Mid-Con and its subsidiaries as currently in effect;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Mid-Con or any of its subsidiaries;

•	enter into any new line of business outside of its existing business;

•	take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions to closing of the merger not being satisfied; or

•	authorize, commit, resolve or agree to take any of the actions prohibited by the preceding bullet points.

Contango has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in the disclosure schedules to the merger agreement, and except with Mid-Con’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Contango will not, and will not permit any of its subsidiaries to undertake the following actions, among other things:

•

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions by a wholly owned subsidiary of Contango to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Contango or any of its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive capital stock of Contango on a deferred basis or other rights linked to the value of Contango common stock, including pursuant to contracts as in effect on the date of the merger agreement; provided, however, that Contango may issue shares of Contango common stock upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the date of the merger agreement convertible or exchangeable into shares of Contango common stock (including Contango stock options and Contango stock-based awards outstanding as of the date of the merger agreement), in each case in accordance with their existing terms;

•	amend or otherwise change the organizational documents of Contango or of its subsidiaries;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	enter into any new line of business outside of its existing business;

•	take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions to closing of the merger not being satisfied; or

•	authorize, commit, resolve or agree to take any of the actions prohibited by the preceding bullet points.

No Solicitation; Recommendations

Subject to certain exceptions discussed herein, the Contango board and the Mid-Con board (or any committee thereof, including the Mid-Con conflicts committee) shall not:

•

withdraw (or modify or qualify in any manner adverse to the other party) its recommendation or declaration of advisability, recommend or otherwise declare advisable the approval by the Contango shareholders or the Mid-Con unitholders, as applicable, of any acquisition proposal, or resolve, agree or propose to take any such actions (any action described in this bullet point being referred to as an “adverse recommendation change”); or

•

cause or permit Contango or Mid-Con, respectively, or any of their respective subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract (except for an acceptable confidentiality agreement described below) (any such agreement being referred to as an “alternative acquisition agreement”), in each case constituting or related to, or that is intended to or is reasonably likely to lead to any acquisition proposal, or resolve, agree or propose to take any such actions.

Neither Contango nor Mid-Con is prohibited from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. However, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an adverse recommendation change under the merger agreement unless such party’s board of directors expressly reaffirms its recommendation in such disclosure and expressly rejects any applicable acquisition proposal.

Notwithstanding the above, at any time prior to obtaining approval of the Contango share issuance or the Mid-Con merger proposal by the Contango shareholders or Mid-Con unitholders, as applicable, the Contango board and the Mid-Con conflicts committee may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its duties to the Contango shareholders or Mid-Con unitholders under applicable law or governing documents, taking into account all adjustments to the terms of the merger agreement that may be offered by the other party, make an adverse recommendation change in response to a designated proposal or an intervening event.

The Contango board or the Mid-Con conflicts committee may not make an adverse recommendation change in response to a designated proposal unless:

•

the party making the adverse recommendation change notifies the other party at least four business days before taking such action of its intention to do so and specifies the reasons therefor, including the terms and conditions of, and the identity of the person making, such designated proposal, and contemporaneously furnishes a copy (if any) of the proposed alternative acquisition agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such designated proposal shall require a new written notice by the party contemplating the adverse recommendation change and the aforementioned four business day period shall be extended for an additional three business days from the date of the other party’s receipt of notice of such amendment); and

•

if the other party makes a proposal during such period to adjust the terms and conditions of the merger agreement, the Contango board or Mid-Con conflicts committee, as applicable, after taking into consideration the adjusted terms and conditions of the merger agreement as proposed by the other party, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such designated proposal continues to be a designated proposal and that a failure to make an adverse recommendation change would result in a breach its duties to the Contango shareholders or Mid-Con unitholders, as applicable.

The Contango board or the Mid-Con conflicts committee may not make an adverse recommendation change in response to an intervening event unless:

•

the party making the adverse recommendation change provides to the other party written information describing such intervening event in reasonably detail as soon as practicable after becoming aware of it;

•	the party making the adverse recommendation change keeps the other party reasonably informed of development with respect to such intervening event;

•

the party making the adverse recommendation change notifies the other party at least four business days before taking such action with respect to such intervening event of its intention to do so and specifies the reasons therefor; and

•

if the other party makes a proposal during such period to adjust the terms and conditions of the merger agreement, the Contango board or Mid-Con board, as applicable, after taking into consideration the adjusted terms and conditions of the merger agreement as proposed by the other party, continues to determine in good faith (after consultation with outside counsel) that the failure to make an adverse recommendation change would result in a breach its duties to the Contango shareholders or Mid-Con unitholders, as applicable.

During the negotiation periods specified above, the party making the adverse recommendation change will negotiate, and cause its financial and legal advisors to negotiate, with the other party in good faith (to the extent the other party seeks to negotiate) regarding any revisions proposed by the other party to the terms of the transactions contemplated by the merger agreement.

Notwithstanding the above, if at any time prior to obtaining approval of the Contango share issuance or the Mid-Con merger proposal by the Contango shareholders or Mid-Con unitholders, as applicable, (i) Contango or Mid-Con receives a written acquisition proposal that the Contango board or the Mid-Con conflicts committee, as applicable, believes in good faith to be bona fide, (ii) such acquisition proposal was unsolicited and did not other result from a breach of such party’s non-solicitation obligations, (iii) the Contango board or Mid-Con conflicts committee, as applicable, determines in good faith (after consultation with its outside counsel and financial advisor) that such acquisition proposal constitutes or is reasonably likely to lead to a designated proposal with respect to such party and (iv) the Contango board or Mid-Con conflicts committee, as applicable, determines in good faith (after consultation with outside counsel) that the failure to take any of the below actions would result in a breach of such party’s fiduciary duties or other duties under applicable law or governing documents, to the Contango shareholders or Mid-Con unitholders, as applicable, then such party may:

•

furnish information with respect to such party and its subsidiaries to the person that made the proposal, pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to such party than, the confidentiality agreement with the other party, provided that an unredacted copy of such acceptable confidentiality agreement is provided to the other party and any non-public information so provided is concurrently or has previously been provided to the other party; and

•	participate in discussions or negotiations with the person making such acquisition proposal regarding the acquisition proposal.

An “acquisition proposal” means, with respect to Contango or Mid-Con, any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of:

•

assets or businesses of such party that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of such party’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of such party and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•

20% or more of any class of capital stock, other equity securities or voting power of such party or any of its subsidiaries or any resulting parent company of such entities, in each case other than the merger and the other transactions contemplated by the merger agreement.

A “designated proposal” means, with respect to Contango or Mid-Con, any unsolicited bona fide binding written acquisition proposal that the Contango board or Mid-Con conflicts committee, as applicable, determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is (i) more favorable to the Contango shareholders or Mid-Con unitholders, as applicable, from a financial point of view than the merger and the other transactions contemplated by the merger agreement (including any adjustment to the terms and conditions proposed by the other party in response to such proposal) and (ii) reasonably likely of being completed on the terms proposed on a timely basis; provided that, for purposes of this definition, references in the term “acquisition proposal” to “20%” shall be deemed to be references to “50%.”

An “intervening event” means a material event or circumstance that, with respect to Contango or Mid-Con:

•

was not known or reasonably foreseeable to the Contango board or the Mid-Con conflicts committee prior to the date of the merger agreement (or, if known, the consequences of which were not known or reasonably foreseeable);

•	becomes known by the Contango board or the Mid-Con conflicts committee prior to the receipt of approval from such party’s shareholders or unitholders, as applicable; or

•

does not relate to an acquisition proposal involving such party, such party or any of its subsidiaries, any actions taken pursuant to the merger agreement or any changes in the price of Contango common stock or Mid-Con common units.

In no event shall the following events or circumstances constitute an “intervening event:”

•	the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof;

•

events, facts or circumstances, developments or occurrences affecting the oil and gas exploration, development and production industries generally (including any change in the price of hydrocarbons or industry margins); provided that the impact on Contango or Mid-Con and their respective subsidiaries, as applicable, taken as a whole, is not materially disproportionate to the impact on similarly situated parties;

•

events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general; provided that the impact on Contango or Mid-Con and their respective subsidiaries, as applicable, taken as a whole, is not materially disproportionate to the impact on similarly situated parties; or

•	any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency.

Except as expressly permitted by the merger agreement, each of Contango and Mid-Con will, and will cause its subsidiaries and their respective directors and officers to, and will use reasonable best efforts to cause its employees, investment bankers, financial advisors, attorneys, accountants and other advisors, agents and representatives to:

•

immediately cease and terminate all existing discussions or negotiations with any person with respect to an acquisition proposal or potential acquisition proposal and immediately terminate all physical and electronic data room access previously granted to such other persons;

•	request the prompt return or destruction of all confidential information furnished with respect to any acquisition proposal or potential acquisition proposal; and

•	not, directly or indirectly:

•

solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes an acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal; or

•	resolve, agree or propose to take any of the actions prohibited by the preceding bullet points.

In addition, neither party will terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any acquisition proposal or potential acquisition proposal. Each party will use reasonable best efforts to enforce the provisions of any such agreement, including seeking any injunctive relief available to enforce such agreement. Notwithstanding the foregoing, each party is permitted to grant waivers of, and not enforce, any standstill agreement solely to the extent that the Contango board or Mid-Con conflicts committee, as applicable, determines in good faith, after consultation with its outside counsel, that failure to take such action would prohibit the counterparty from making an unsolicited acquisition proposal in compliance with the merger agreement and would constitute a breach of such party’s fiduciary duties or other duties under applicable law or governing documents.

Efforts to Close the Merger

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable (and in any event no later than the outside date), the merger and the other transactions contemplated by the merger agreement and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other reasonably apprised of the status of matters relating to the consummation of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other party with copies of notices or other written communications received from any third party or any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement.

Indemnification, Exculpation and Insurance

The merger agreement requires Mid-Con GP and the surviving company, jointly and severally, to, and requires Contango to cause Mid-Con GP and the surviving company to, honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the respective governing instruments of Mid-Con GP, Mid-Con and any subsidiary of Mid-Con or Mid-Con GP as of the date of the merger agreement and ensure that the respective governing documents of Mid-Con GP and the surviving company shall, for a period of six years following the effective time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of Mid-Con, Mid-Con GP and their respective subsidiaries than are set forth in the comparable governing instruments of Mid-Con GP and Mid-Con.

The merger agreement requires Mid-Con and Mid-Con GP to purchase, prior to the closing date, a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by such GP D&O indemnified persons (as defined in the merger agreement) in their capacity as such; provided that the cost of such “tail policy” does not exceed an amount per year equal to 300% of current annual premiums allocated to Mid-Con or Mid-Con GP for the current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the closing date with respect to the GP D&O indemnified persons.

If the surviving entity, Mid-Con GP or Contango, or any of their respective successors or assigns, consolidates with or merges into any other person, or transfers or conveys all or substantially all of their businesses or assets to any other person, a proper provision must be made (to the extent necessary) so that the successors and assigns of the surviving entity, Mid-Con GP or Contango, as the case may be, will assume the indemnification obligations described above.

Other Covenants

The merger agreement contains certain other covenants, including, among other things, covenants relating to:

•	cooperation between Contango and Mid-Con in the preparation of this joint consent statement/information statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the effective time or termination of the merger agreement, as applicable;

•	the parties’ confidentiality obligations;

•

taking all reasonable action necessary to ensure that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated if any takeover law of any state is or becomes applicable to the merger agreement or the transactions contemplated thereby and otherwise minimize the effect of any such takeover law;

•

providing notice to the other party of certain notices or communications received from any governmental entity and certain other matters with respect to the merger agreement and the transactions contemplated thereby;

•	listing of the shares of Contango common stock to be issued in the merger on the NYSE American prior to the effective time;

•

participation by Contango in the defense or settlement of any unitholder litigation relating to the merger, and the prohibition of either party from settling any shareholder or unitholder litigation, as applicable, relating to the merger without the other party’s prior written consent;

•	certain tax matters with respect to the transactions contemplated by the merger agreement;

•	cooperation between Contango and Mid-Con in connection with public announcements; and

•	requirements of Section 16(a) of the Exchange Act.

Conditions Precedent to the Merger

The obligations of the parties to consummate the merger are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Contango share issuance by the Contango shareholders (which has been obtained) and approval of the Mid-Con merger proposal by the Mid-Con unitholders shall have been obtained;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the merger;

•

the shares of Contango common stock to be issued to Mid-Con unitholders as provided for in the merger agreement shall have been approved for listing on the NYSE American, subject to official notice of issuance; and

•

the registration statement on Form S-4, of which this joint consent statement/information statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall be been initiated or threatened.

The obligations of Contango and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Contango, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Mid-Con and Mid-Con GP set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect;

•

performance of, in all material respects, all covenants and obligations required to be performed pursuant to the merger agreement by Mid-Con and Mid-Con GP at or prior to the effective time, and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect; and

•

since the date of the merger agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Mid-Con, and Contango’s receipt of an officer’s certificate from Mid-Con GP to that effect.

The obligations of Mid-Con and Mid-Con GP to effect the merger are also subject to the satisfaction, or waiver by Mid-Con, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Contango and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Mid-Con’s receipt of an officer’s certificate from Contango to that effect;

•

performance of, in all material respects, all covenants and obligations required to be performed pursuant to the merger agreement by Contango and Merger Sub at or prior to the effective time, and Mid-Con’s receipt of an officer’s certificate from Contango to that effect; and

•

since the date of the merger agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Contango, and Mid-Con’s receipt of an officer’s certificate from Contango to that effect.

The parties cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint consent statement/information statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

Contango and Mid-Con may mutually agree in writing to terminate the merger agreement before consummating the merger, even after approval of the Contango share issuance by the Contango shareholders and the Mid-Con merger proposal by the Mid-Con unitholders have been obtained.

In addition, either Contango or Mid-Con may terminate the merger agreement if:

•

the merger has not been consummated on or before April 23, 2021 (the “outside date”); provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the primary cause of, or the primary factor that resulted in, the failure of the merger to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement; or

•

the other party has breached or failed to perform any of its covenants or agreements set forth in the merger agreement, or if any representation or warranty of the other party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the effective time, would result in the failure of any condition to the merger and such breach cannot be or has not been cured by the earlier of the outside date and 30 days after the giving of written notice to the breaching party of such breach or failure (a “terminable breach”); provided, that the terminating party is not then in terminable breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Contango, if (i) a Mid-Con adverse recommendation change shall have occurred, (ii) the Mid-Con board (or any committee thereof), within ten business days of a tender or exchange offer relating to securities of Mid-Con having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (iii) the Mid-Con board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the merger agreement and the merger within ten business days after the date any Mid-Con acquisition proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Mid-Con’s unitholders upon a request to do so by Contango, (iv) Mid-Con shall have breached or failed to perform any of its obligations set forth in the “no solicitation” or joint consent statement/information statement/prospectus covenants (in each case, excluding any such breaches that do not adversely affect Contango or the transactions contemplated by the merger agreement in any material respect) or (v) Mid-Con or the Mid-Con board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions;

•

by Mid-Con, if (i) a Contango adverse recommendation change shall have occurred, (ii) the Contango board (or any committee thereof), within ten business days of a tender or exchange offer relating to securities of Contango having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (iii) the Contango board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the Contango share issuance within ten business days after the date any Contango acquisition proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Contango’s shareholders upon a request to do so by Mid-Con, (iv) Contango shall have breached or failed to perform any of its obligations set forth in the “no solicitation” or joint consent statement/information statement/prospectus covenants (in each case, excluding any such breaches that do not adversely affect Mid-Con or the transactions contemplated by the merger agreement in any material respect) or (v) Contango or the Contango board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions.

If the merger agreement is validly terminated, there will be no liability or obligation on the part of Contango or Mid-Con, except that (i) both Contango and Mid-Con will remain liable for knowing and intentional fraud or any willful and material breach of any representations, warranties, covenants or agreements, in which case the non-breaching party will be entitled to all rights and remedies available at law or in equity, and (ii) Contango or Mid-Con may be required to pay a termination fee (as described below) and reimburse certain expenses of the other party.

Termination Fees and Expense Reimbursement

Termination Fees Payable by Contango

The merger agreement requires Contango to pay Mid-Con a termination fee (less the amount of any expenses previously reimbursed to Mid-Con as described below under “Expenses”) in the event that:

•

(i) a Contango acquisition proposal (whether or not conditional) or intention to make a Contango acquisition proposal (whether or not conditional) is publicly made directly to Contango’s shareholders or is otherwise publicly disclosed, (ii) the merger agreement is terminated by (A) Contango or

Mid-Con due to a failure of the merger to close by the outside date or for failure to obtain Contango shareholder approval or (B) Mid-Con as a result of a terminable breach by Contango and (iii) within 12 months after such termination, Contango enters into a written definitive agreement for a Contango acquisition proposal made by the person that proposed such pre-termination acquisition proposal (or an affiliate thereof) or recommends or submits such acquisition proposal to its shareholders for approval, or a transaction in respect of such acquisition proposal is consummated; provided that for purposes of this clause (iii), each reference to “20%” in the definition of “acquisition proposal” shall be deemed to be a reference to “50%”; or

•	the merger agreement is terminated by Mid-Con after the occurrence of a Contango adverse recommendation change or related events as described above.

In no event shall Contango be required to pay the termination fee on more than one occasion.

The Contango termination fee will be an amount of cash equal to the lesser of (i) $1,500,000 and (ii) the maximum amount, if any, that can be paid to Mid-Con without causing Mid-Con to fail the gross income requirement in Section 7704(c)(2) of the Code (treating the Contango termination fee as non-qualifying income and taking into consideration all other sources of non-qualifying income) for any applicable taxable year of Mid-Con. If a Contango termination fee of at least $1,500,000 cannot be paid in full due to the above limitations, then Contango will deposit any such remaining unpaid amount into an escrow account to be held until such amount can be paid to Mid-Con in accordance with the merger agreement.

Expenses Payable by Contango

If a termination fee is payable pursuant to either bullet above under “Termination Fees Payable by Contango,” Contango will be required to reimburse Mid-Con and its affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants of Mid-Con and its affiliates) incurred by Mid-Con or Mid-Con GP, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of merger agreement and the transactions contemplated thereby, up to a maximum amount of $1,500,000 (less any amounts previously reimbursed by Contango). In addition, Contango is required to reimburse Mid-Con for such fees and expenses incurred prior to execution of the merger agreement, up to a maximum amount of $250,000.

Termination Fees Payable by Mid-Con

The merger agreement requires Mid-Con to pay Contango a termination fee of $1,500,000 if:

•

(i) a Mid-Con acquisition proposal (whether or not conditional) or intention to make a Mid-Con acquisition proposal (whether or not conditional) is publicly made directly to Mid-Con’s unitholders or is otherwise publicly disclosed, (ii) the merger agreement is terminated by (A) Contango or Mid-Con due to a failure of the merger to close by the outside date or (B) Contango as a result of a terminable breach of the merger agreement by Mid-Con and (iii) within 12 months after such termination, Mid-Con enters into a written definitive agreement for a Mid-Con acquisition proposal made by the person that proposed such pre-termination acquisition proposal (or an affiliate thereof) or recommends or submits such acquisition proposal to its unitholders for adoption, or a transaction in respect of such acquisition proposal is consummated; provided that for purposes of this clause (iii), each reference to “20%” in the definition of “acquisition proposal” shall be deemed to be a reference to “50%”; or

•	the merger agreement is terminated by Contango after the occurrence of a Mid-Con adverse recommendation change or related events as described above.

In no event shall Mid-Con be required to pay the termination fee on more than one occasion.

Expenses Payable by Mid-Con

If a termination fee is payable pursuant to either bullet above under “Termination Fees Payable by Mid-Con,” Mid-Con will be required to reimburse Contango and its affiliates for (i) all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants of Contango and its affiliates) incurred by Contango and Merger Sub, or on their behalf, in connection or related to the authorization, preparation, investigation, negotiation, execution and performance of merger agreement and the transactions contemplated thereby, up to a maximum amount of $1,500,000, and (ii) if the merger agreement is terminated by Contango as a result of a Mid-Con adverse recommendation change or related events or a terminable breach by Mid-Con, in each case as described above, all amounts previously reimbursed by Contango to Mid-Con.

Amendments and Waivers

The merger agreement may be amended, modified or supplemented by the parties in writing, and any provision of the merger agreement may be waived in writing by any party, in each case at any time prior to the effective time, except that any amendment or waiver that requires further approval or adoption by Contango shareholders or Mid-Con unitholders may not be made without such further approval or adoption.

Specific Performance

In addition to any other remedy that may be available to each party, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

Asset Purchase Agreement

Contemporaneously with the execution of the merger agreement, Contango and a Mid-Con subsidiary entered into the asset purchase agreement, with respect to the Mid-Con subsidiary’s option to require Contango to purchase certain assets of the subsidiary for cash consideration of $9.0 million, upon the terms and subject to the conditions set forth in the asset purchase agreement, in the event that the closing of the merger does not occur on or prior to January 23, 2021, subject to a 30-day extension if the failure of the merger to close by such date is due to the failure to obtain approval of the Mid-Con merger proposal from the Mid-Con unitholders.

AMENDMENT TO MID-CON ENERGY PARTNERS, LP LONG TERM INCENTIVE PROGRAM

Approval of Amendment and Restatement of the LTIP

On October 23, 2020, subject to approval of Mid-Con unitholders, the Mid-Con board approved an amendment and restatement of the Mid-Con Energy Partners, LP Long-Term Incentive Program (the “LTIP”) to increase the number of Mid-Con common units issuable under the LTIP by 250,000 Mid-Con common units from 175,700 Mid-Con common units to 425,700 Mid-Con common units. As of November 30, 2020, 14,318 Mid-Con common units remained available for future issuance to participants under the LTIP. After the increase in the number of Mid-Con common units issuable pursuant to the LTIP, as amended and restated, 264,318 Mid-Con common units will be available for future issuance under the LTIP. The amendment and restatement of the LTIP will not be effective without Mid-Con unitholder approval.

The essential features of the LTIP are summarized below.

General Information About the LTIP

In 2011, Mid-Con GP adopted the LTIP, which is intended to promote the interests of the Mid-Con by providing employees, officers, consultants and directors of Mid-Con and Mid-Con GP and Mid-Con’s other affiliates of Mid-Con grants of restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards to encourage superior performance. The LTIP is also intended to enhance Mid-Con’s ability and the ability of Mid-Con GP and Mid-Con’s other affiliates to compensate, attract and retain the services of individuals who are essential for the growth and profitability of Mid-Con and to encourage them to devote their best efforts to advancing the business of Mid-Con.

Mid-Con common units are listed on the Nasdaq under the symbol “MCEP.” Mid-Con is asking for approval of the LTIP amendment to comply with the Nasdaq’s listing rule requiring Mid-Con unitholder approval of material amendments to an equity compensation plan, pursuant to which Mid-Con common units may be acquired by officers, directors, employees or consultants. As of November 30, 2020, approximately eight officers, directors and employees are eligible for awards under the LTIP.

Awards under the LTIP are limited to 175,700 Mid-Con common units. As of November 30, 2020, there were no unvested Mid-Con common units underlying phantom units outstanding under the LTIP. As of November 30, 2020, approximately 14,318 Mid-Con common units remained available, which amount does not include the conditional phantom unit awards made to the Mid-Con directors on October 23, 2020, for future issuance to participants under the LTIP. Subject to adjustment for certain events, the amendment and restatement of the LTIP increases the number of Mid-Con common units that may be granted for any and all awards by 250,000 Mid-Con common units to a total of 425,700 Mid-Con common units. After such increase, 264,318 Mid-Con common units will be available for future issuance under the LTIP. On November 30, 2020, the closing price of Mid-Con common units was $3.00.

Reasons for the Mid-Con Board’s Recommendation

While the Board is cognizant of the potential dilutive effect of compensatory unit awards, it also believes that increasing the total number of Mid-Con common units available for awards pursuant to the LTIP is in the best interests of Mid-Con and Mid-Con unitholders and should be approved for the following reasons:

•

the adoption of the LTIP will allow Mid-Con to continue to retain key individuals who are important to Mid-Con’s success and will motivate such individuals to exert maximum efforts for Mid-Con’s success, including through the completion of the Merger; and

•

the LTIP is intended to provide for compensation of the directors, officers and employees through the grant of equity in lieu of cash compensation, to preserve cash to fund operating and other expenses of Mid-Con and, following the merger, Contango.

If the amendment and restatement of the LTIP is approved by the Mid-Con unitholders, Mid-Con will have 264,318 Mid-Con common units available for future equity awards under the LTIP. If the amendment and restatement of the LTIP is not approved by the Mid-Con unitholders, Mid-Con may not be able to fund the LTIP, and Mid-Con may be required to increase significantly the cash component of its executive and director compensation.

Summary of the LTIP

General

Mid-Con GP adopted the LTIP for employees, officers, consultants and directors of Mid-Con and Mid-Con GP and Mid-Con’s other affiliates. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the full text of the LTIP, a copy of which is attached to this joint consent statement/information statement/prospectus as Annex F.

The types of awards that may be granted under the LTIP consist of the following components: restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the LTIP is to provide additional incentive compensation, at the discretion of the Mid-Con board or a committee if the Mid-Con board elects to form such a committee, to employees, officers, consultants and directors of Mid-Con and of Mid-Con GP and Mid-Con’s other affiliates, and to align the economic interests of such employees with the interests of Mid-Con’s unitholders. The LTIP currently limits the number of units that may be delivered pursuant to awards to 175,700 Mid-Con common units. Mid-Con common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The LTIP is currently administered by a committee approved by the Mid-Con board consisting of the Bob Boulware, Fred Reynolds and Caperton White (the “Mid-Con compensation committee”). The Mid-Con compensation committee may also delegate its duties as appropriate.

Amendment or Termination of the LTIP

The Mid-Con compensation committee may amend or terminate the LTIP at any time with respect to any units for which a grant has not yet been made. The Mid-Con compensation committee also has the right to alter or amend the LTIP or any part of the program from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the Mid-Con common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The LTIP will expire on the earliest to occur of (i) the date on which all Mid-Con common units available under the LTIP for grants have been paid to participants, (ii) termination of the LTIP by the Mid-Con compensation committee or (iii) December 20, 2021.

Restricted Units

A restricted unit is a common unit that vests over a period of time, and during that time is subject to forfeiture. Forfeiture provisions lapse at the end of the vesting period. The Mid-Con compensation committee may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The Mid-Con compensation committee, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive distributions during the vesting period. Such distributions may, in the Mid-Con compensation committee’s discretion, be subject to the same vesting requirements as the restricted units.

Mid-Con intends the restricted units under the LTIP to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of Mid-Con common units. Therefore, LTIP participants will not pay any consideration for restricted units they receive, and Mid-Con will receive no remuneration for the restricted units.

Phantom Units

A phantom unit is a notional common unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the Mid-Con compensation committee, the cash equivalent to the value of a common unit. The Mid-Con compensation committee may make grants of phantom units under the LTIP containing such terms as the Mid-Con compensation committee shall determine, including the period over which phantom units granted will vest. The Mid-Con compensation committee, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives.

Mid-Con intends for the issuance of any Mid-Con common units upon vesting of the phantom units under the LTIP to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of Mid-Con common units. Therefore, LTIP participants will not pay any consideration for the Mid-Con common units they receive, and Mid-Con will receive no remuneration for the Mid-Con common units.

Unit Options

The LTIP permits the grant of options covering Mid-Con common units. Unit options represent the right to purchase a designated number of Mid-Con common units at a specified price. The Mid-Con compensation committee may make grants containing such terms as the Mid-Con compensation committee shall determine. Unit options will have an exercise price that is not less than the fair market value of the Mid-Con common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the Mid-Con compensation committee.

Unit Appreciation Rights

The LTIP permits the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a Mid-Con common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or Mid-Con common units. The Mid-Con compensation committee may make grants of unit appreciation rights containing such terms as the Mid-Con compensation committee shall determine. Unit appreciation rights will have an exercise price that is not less than the fair market value of the Mid-Con common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the Mid-Con compensation committee.

Distribution Equivalent Rights

The Mid-Con compensation committee may, in its discretion, grant distribution equivalent rights (“DERs”) in tandem with phantom unit awards under the LTIP. DERs entitle the participant to receive an amount in cash, units or phantom units equal to the amount of any cash distributions made by Mid-Con during the period that the phantom unit award is outstanding. Payment of a DER issued in connection with another award may be subject to the same or different vesting terms as the award to which it relates or in the discretion of the Mid-Con compensation committee.

Other Unit-Based Awards

The LTIP permits the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a Mid-Con common unit. Upon vesting, the award may be paid in Mid-Con common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

The LTIP permits the grant of Mid-Con common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control and Anti-Dilution Adjustments

Upon a “change of control” (as defined in the LTIP), any change in applicable law or regulation affecting the LTIP or awards thereunder, any change in accounting principles affecting Mid-Con’s financial statements, or unless the Mid-Con compensation committee shall determine otherwise in the applicable award agreement, the Mid-Con compensation committee, in an attempt to prevent dilution or enlargement of any benefits available under the LTIP may, in its discretion, provide that awards will (i) become exercisable or payable, as applicable, (ii) be terminated in exchange for cash, (iii) be replaced with other rights or property selected by the Mid-Con compensation committee, (iv) be assumed by the successor or survivor entity or be exchanged for similar options, rights or awards covering the equity of such successor or survivor, or a parent or subsidiary thereof, with other appropriate adjustments or (v) not be exercisable or payable after the event. Additionally, the Mid-Con compensation committee may also, in its discretion, make adjustments to the terms and conditions, vesting and performance criteria and the number and type of common units, other securities or property subject to outstanding awards.

Termination of Service

The consequences of the termination of a grantee’s employment, consulting arrangement or directorship will be determined by the Mid-Con compensation committee in the terms of the relevant award agreement or employment agreement.

Clawback

The LTIP includes provisions making any awards granted under the LTIP subject to any clawback policy Mid-Con has or may adopt in the future.

Source of Common Units

Mid-Con common units to be delivered pursuant to awards under the LTIP may be common units already owned by Mid-Con GP or Mid-Con or acquired by Mid-Con GP in the open market from any other person, directly from Mid-Con or any combination of the foregoing. If Mid-Con issues new Mid-Con common units upon the grant, vesting or payment of awards under the LTIP, the total number of Mid-Con common units outstanding will increase, and Mid-Con GP will remit the proceeds it receives from a participant, if any, upon exercise of an award to Mid-Con. With respect to any awards settled in cash, Mid-Con GP will be entitled to reimbursement by Mid-Con for the amount of the cash settlement.

Interests of Certain Persons in the LTIP Amendment

The employees, consultants and directors of Mid-Con GP, its affiliates and Mid-Con’s subsidiaries and the members of the Mid-Con board are eligible to receive awards under the LTIP. Accordingly, the members of the Mid-Con board and the executive officers of Mid-Con GP have a substantial interest in the approval of the LTIP amendment. On October 23, 2020, the Mid-Con Board granted all of Mid-Con’s directors equity-settled phantom unit awards contingent on Mid-Con unitholder approval of the amendment and restatement of the LTIP. In the event that Mid-Con unitholder is not approved, such equity-settled phantom units granted to Mid-Con directors will automatically terminate and cease to be outstanding. The equity-settled phantom units granted to the Mid-Con directors were granted in lieu of meeting fees payable otherwise payable to the Mid-Con directors.

Material Federal Income Tax Consequences of the LTIP Amendment

The following discussion is for general information only and is intended to summarize briefly U.S. federal income tax consequences to participants arising from participation in the LTIP. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of participants in the LTIP may vary depending on the participant’s particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss all U.S. federal tax consequences or any potential foreign, state, local or employment tax consequences. In addition, unit options or unit appreciation rights that provide for a “deferral of compensation” within the meaning of Section 409A of the Code, phantom units, and certain other awards that may be granted pursuant to the LTIP could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A of the Code and the guidance promulgated thereunder.

Unit Options; Unit Appreciation Rights

Participants generally will not realize taxable income upon the grant of a unit option or a unit appreciation right. Upon the exercise or, if later, settlement of a unit option or a unit appreciation right, a participant will recognize ordinary compensation income in an amount equal to the excess of (i) the amount of cash or the fair market value of the common units received, over (ii) the exercise price. A participant will generally have a tax basis in any Mid-Con common units received pursuant to the exercise of a unit option or a unit appreciation right that equals the sum of (i) the amount of ordinary compensation income arising as a result of the exercise plus (ii) the amount (if any) paid to exercise the award. The participant’s capital gains holding period in those Mid-Con common units will begin on the date of exercise of the unit option or unit appreciate right. Subject to the discussion under “Internal Revenue Code Limitations on Deductibility” below, Mid-Con or one of its affiliates will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

A participant who is an employee of Mid-Con will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income as described above with respect to Mid-Con common units or cash received. Directors and consultants of Mid-Con must make their own arrangements for satisfying any tax obligations they may incur in connection with the receipt of an award under the LTIP.

When a participant sells the Mid-Con common units acquired as a result of the exercise of a unit option or unit appreciation right, any appreciation (or depreciation) in the value of the Mid-Con common units after the exercise date is treated as long- or short-term capital gain (or loss) for federal income tax purposes, depending on the participant’s holding period. The Mid-Con common units must be held for more than 12 months in order to be eligible to qualify for long-term capital gain treatment.

The LTIP allows the plan administrator to permit the transfer of awards in limited circumstances, including transfers for no consideration to immediate family members or related family trusts, limited partnerships or similar entities. The lifetime transfer of a unit option may result in transfer tax consequences to an award grantee.

Phantom Unit Awards; Restricted Unit Awards; Unit Awards; Other Unit-Based Awards

A participant generally will not have taxable income at the time of a grant of an award in the form of a phantom unit award, but rather, will generally recognize ordinary compensation income at the time he or she receives Mid-Con common units or a cash payment in satisfaction of the phantom unit award in an amount equal to the fair market value of the Mid-Con common units received or the cash payment, whichever is applicable. In addition, the participant will be subject to ordinary income tax upon the receipt of a payment with respect to a DER. In general, a participant will recognize ordinary compensation income as a result of the receipt of Mid-Con common units pursuant to a restricted unit award or a unit award in an amount equal to the fair market value of the Mid-Con common units when the Mid-Con common units are received, provided, that if the Mid-Con common units are not transferable in accordance with Section 83 of the Code and are subject to a substantial risk of forfeiture when received, the participant will recognize ordinary compensation income in an amount equal to the fair market value of Mid-Con common units (i) when the Mid-Con common units first become transferable in accordance with Section 83 of the Code or are no longer subject to a substantial risk of forfeiture, in cases where a participant does not make an valid election under Section 83(b) of the Internal Revenue Code, or (ii) when the common units are received, in cases where a participant makes a valid election under Section 83(b) of the Code.

In general, a participant will recognize ordinary compensation income as a result of receipt of Mid-Con common units, cash or other property with respect to settlement of a vested other unit-based award.

Subject to the discussion immediately below, Mid-Con or one of its affiliates will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant.

A participant who is an employee of Mid-Con or of one of its affiliates will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to Mid-Con common units or cash received. Directors and consultants of Mid-Con must make their own arrangements for satisfying any tax obligations they may incur in connection with the receipt of an award under the LTIP. Distributions that are received by a participant prior to the time that the Mid-Con common units are taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation (taxable as ordinary income), and are not treated as distributions on Mid-Con common units. The tax basis in the Mid-Con common units received by a participant will equal the amount recognized by him or her as compensation income under the rules described in the preceding paragraph, and the participant’s capital gains holding period in those Mid-Con common units will commence on the date (i) the Mid-Con common units first become transferable or are no longer subject to a substantial risk of forfeiture, in cases where an award grantee does not make an valid election under Section 83(b) of the Code, or (ii) when the Mid-Con common units are received, in cases where an award grantee makes a valid election under Section 83(b) of the Code.

Internal Revenue Code Limitations on Deductibility

In order for the amounts described above to be deductible as a compensation expense, the amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Limited Partnership Interest

Mid-Con is not a taxable entity, and as such, it does not incur any federal income tax liability. Instead, each holder of Mid-Con common units is required to report on his or her income tax return his or her share of Mid-Con’s income, gains, losses and deductions in computing his or her federal income tax liability, regardless of whether cash distributions are made to him or her by Mid-Con. Distributions by Mid-Con to a holder of Mid-Con common units are generally not taxable unless the amount of cash distributed is in excess of the holder’s adjusted basis in his or her interest. Usually during the first quarter of each year, Mid-Con will mail to each partner a Schedule K-l showing the amounts of income, gains, losses, and deductions that the partner is required to reflect on his or her federal income tax return as a limited partner for the preceding year. A limited partner will not qualify for using Form 1040EZ or 1040A and may not file his federal income tax return until he has received his or her Schedule K-l and reflected the relevant information contained therein in his tax return.

New Plan Benefits

The number of awards that an employee, officer, consultant or director of Mid-Con may receive under the LTIP is in the discretion of the Mid-Con compensation committee and the Mid-Con board and, therefore, cannot be determined in advance. However, on October 23, 2020, the Mid-Con board granted equity-settled phantom unit awards to Mid-Con’s non-employee directors contingent on Mid-Con unitholder approval. The following table sets forth the equity-settled phantom unit awards granted under the LTIP contingent on Mid-Con unitholder approval of the amendment and restatement of the LTIP. If Mid-Con unitholder approval is not obtained, these awards will automatically terminate and cease to be outstanding. The equity-settled phantom units granted to the Mid-Con directors were granted in lieu of meeting fees payable otherwise payable to the Mid-Con directors.

Mid-Con has not granted awards to its executive officers, employees or employee directors subject to Mid-Con unitholder approval.

Name and Position	Number of Phantom Unit Awards (#)	Dollar Value of Phantom Unit Awards ($) (1)
All current non-employee directors as a group	208,000	$432,640

(1)	Calculated using closing the closing price of Mid-Con common units of $2.08 on the date of grant.

Historical Plan Benefits

The following table shows, as to each of the individuals or groups indicated, the aggregate number of unrestricted common units, restricted common units and equity-settled phantom units granted under the LTIP since its inception through December 31, 2019.

Name and Position	Number of Unrestricted Common Units (#)	Dollar Value of Unrestricted Common Units ($)	Number of Restricted Common Units (#)	Dollar Value of Restricted Common Units ($)	Number of Phantom Units (#)	Dollar Value of Phantom Units ($)
Sherry L. Morgan, Chief Executive Officer	461	193,507	150	$16,260	5,500	162,350

Charles R. Olmstead, Former Executive Chairman of the Board	10,725	3,982,870	2,500	271,000	8,500	259,400

Jeffrey R. Olmstead, Former President, CEO and Director	10,725	3,982,870	2,500	271,000	8,500	259,400

All current executive officers as a group	461	193,507	150	16,250	8,150	236,680

All non-employee directors as a group	15,728	1,923,463	—	—	—	—

All other employees (including current officers who are not executive officers) as a group	29,896	9,709,595	20,327	5,964,875	59,050	3,058,860

Equity Compensation Plan Information

The following table presents certain information with respect to Mid-Con equity compensation plans as of December 31, 2019, all of which have been approved by Mid-Con common unit holders:

Plan category	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	13,669	(1)
Equity compensation plans not approved by security holders	—
Total	13,669

(1)	Represents Mid-Con common units.

INFORMATION ABOUT CONTANGO

Contango is an independent oil and natural gas company that explores for, develops and produces oil, natural gas liquids and gas within the shallow waters of the Gulf of Mexico and onshore Texas, Oklahoma, Louisiana and Wyoming. Contango is a Texas corporation, with its principal executive office currently located at 717 Texas Avenue, Suite 2900, Houston, Texas 77002. Its telephone number at that address is (713) 236-7400. Contango also maintains field offices in its various areas of operation. Subsequent to the closing of the merger, Contango’s principal executive office will be moved to Fort Worth, Texas. Contango common stock is listed on the NYSE American under the symbol “MCF.” Additional information about Contango and its subsidiaries is included in documents incorporated by reference into this joint consent statement/information statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT MID-CON

Mid-Con is an independent oil and natural gas company focused on the acquisition, development, exploration and production of oil and natural gas properties in the Mid-Continent, Big Horn and Powder River Basins with a focus on enhanced oil recovery. The Mid-Continent, Big Horn and Powder River Basins are located in Oklahoma and Wyoming and are characterized by multiple fields and waterflood units that are in close proximity to one another, produce from geologically similar reservoirs. Mid-Con common units are traded on the Nasdaq under the symbol “MCEP.” The principal executive offices of Mid-Con are located at 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma 74136 and its telephone number is (918) 748-3361.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS OF CONTANGO

On October 25, 2020, Contango, Merger Sub, Mid-Con and Mid-Con GP entered into a definitive merger agreement pursuant to which Contango will acquire Mid-Con in an all-stock transaction. On the terms and subject to the conditions contained in the merger agreement and upon the completion of the merger contemplated by the merger agreement, holders of eligible Mid-Con common units will receive 1.7500 shares of Contango common stock in exchange for each Mid-Con common unit held. The following unaudited pro forma condensed consolidated combined financial information (the “pro forma financial statements”) gives effect to: (i) the proposed merger, which will be accounted for using the acquisition method of accounting with Contango identified as the acquirer, and related transactions and (ii) the issuance and sale of 26,451,988 shares of Contango common stock in a private placement completed on October 27, 2020, at a price of $1.50 per common share (the “private placement”). The pro forma financial statements also include the effects of Contango’s acquisition of certain assets and liabilities, including approximately 306,000 net acres located in the STACK, Anadarko and Cherokee operating districts in Oklahoma (the “White Star Properties”), which closed on October 30, 2019, together with the private placement of Contango’s Series B Contingent Convertible Preferred Stock and an increase in borrowings under Contango’s credit agreement to pay the purchase price therefor (collectively, the “White Star transactions”). Please refer to Contango’s Current Report on Form 8-K filed on November 5, 2019, as amended on January 14, 2020, for more information regarding the White Star transactions. Contango’s Current Report on Form 8-K/A filed on January 14, 2020 includes pro forma financial information for Contango for the nine months ended September 30, 2019 and the year ended December 31, 2018 giving effect to the White Star transactions and such information is incorporated by reference into this joint consent statement/information statement/prospectus. Under the acquisition method of accounting, Contango will record assets acquired and liabilities assumed from Mid-Con at their respective acquisition date fair values at the effective time.

The following pro forma financial statements are derived from the historical consolidated financial statements of Contango and Mid-Con, adjusted to reflect the proposed merger and related transactions, the private placement and the White Star transactions. Certain of Mid-Con’s historical amounts have been reclassified to conform to Contango’s financial statement presentation. The unaudited pro forma condensed consolidated combined balance sheet (the “pro forma balance sheet”) as of September 30, 2020 gives effect to the merger and related transactions and the private placement as if they had been completed on September 30, 2020. The unaudited pro forma condensed consolidated combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the merger and related transactions, the private placement and the previously completed White Star transactions as if they had been completed on January 1, 2019.

The pro forma financial statements reflect adjustments, based on available information and certain assumptions that Contango believes are reasonable, attributable to the following:

•

the merger, which will be accounted for using the acquisition method of accounting, with Contango identified as the acquirer, and the issuance of shares of Contango common stock as merger consideration;

•

the conversion of vested and unvested Mid-Con phantom units through the issuance of shares of Contango common stock in accordance with the merger agreement, as described in the section entitled “The Merger—Treatment of Mid-Con Phantom Units”;

•

the issuance of Contango common stock in the private placement and additional borrowings under Contango’s credit facility in connection with consummation of the merger and repayment of outstanding borrowings under Mid-Con’s credit facility;

•	consummation of the White Star transactions;

•	adjustments to conform the classification of certain assets and liabilities in Mid-Con’s and White Star’s historical balance sheets to Contango’s classification for similar assets and liabilities;

•	adjustments to conform the classification of revenues and expenses in Mid-Con’s and White Star’s historical statements of operations to Contango’s classification for similar revenues and expenses;

•	the incurrence of merger-related expenses; and

•	the recognition of estimated tax impacts of the pro forma adjustments.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements. In Contango’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to the merger and related transactions, the private placement and the White Star transactions. These adjustments are directly attributable to those transactions, factually supportable and, with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results of Contango and Mid-Con following the merger.

As of the date of this joint consent statement/information statement/prospectus, Contango has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Mid-Con’s accounting policies to Contango’s accounting policies. A final determination of the fair value of Mid-Con’s assets and liabilities will be based on the actual assets and liabilities of Mid-Con that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Contango upon the consummation of the merger will be determined based on the closing price of Contango common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Contango estimated the fair value of Mid-Con’s assets and liabilities based on discussions with Mid-Con’s management, preliminary valuation studies, due diligence, and information presented in Mid-Con’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what Contango’s financial position or results of operations would have been had the merger actually been consummated on the assumed dates nor do they purport to project the future operating results or financial position of the combined company following the merger. The pro forma financial statements do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the pro forma statements of operations do not include the Contango expected synergies expected to be achieved as a result of the merger, which are described in the section entitled “The Merger—Recommendation of the Contango Board and Reasons for the Merger,” and any associated costs that may be required to be incurred to achieve the identified synergies. Additionally, Contango cannot assure that charges will not be incurred in excess of those included in the pro forma total consideration related to the merger or Contango’s efforts to achieve synergies and integrate the operations of the companies, or that management will be successful in its efforts to integrate the operations of the companies. The pro forma statements of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities, and asset dispositions that may result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The pro forma financial statements should be read in conjunction with: (i) the accompanying notes to the pro forma financial statements; (ii) the historical consolidated financial statements and accompanying notes contained in Contango’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, each of which are incorporated by reference in this joint consent statement/information statement/prospectus; (iii) the historical consolidated financial statements and accompanying notes contained in Mid-Con’s Annual Report on Form 10-K for the year ended December 31, 2019, recast to give effect to the 2020 reverse split, and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, attached as Annexes D and E, respectively, to this joint consent statement/information statement/prospectus; (iv) other information related to Contango and Mid-Con contained in or incorporated by reference into this document, which is described in the sections entitled “Selected Historical Consolidated Financial Data of Contango,” “Selected Historical Consolidated Financial Data of Mid-Con,” and “Where You Can Find More Information”; and (v) the factors described in the section entitled “Risk Factors.”

Contango Oil and Gas Company & Subsidiaries

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

Year Ended December 31, 2019

(in thousands, except per share amounts)

	Historical				Pro Forma
	Contango	White Star Nine Months	White Star One Month	Mid-Con	Transaction Accounting Adjustments		White Star Adjustments		Financing Adjustments		Pro Forma Combined
	(a)	(b)	(c)	(d)
REVENUES
Oil and condensate sales	$44,705	$—	$—	$63,163	$—		$87,554	(e)	—		$195,422
Natural gas sales	22,380	—	—	1,304	—		23,582	(e)	—		47,266
Natural gas liquids sales	9,427	—	—	—	—		19,882	(e)	—		29,309
Oil, natural gas and NGL sales	—	119,788	11,230	—	—		(131,018)	(e)	—		—
Other operating revenues	—	—	—	1,280	—		—		—		1,280
Loss on derivative instruments	—	(18,903)	—	(10,246)	10,246	(f)	18,903	(f)	—		—

Total revenues	76,512	100,885	11,230	55,501	10,246		18,903		—		273,277

EXPENSES
Operating expenses	33,205	—	—	—	39,424	(g)	68,298	(g)	—		140,927
Production expenses	—	37,332	2,905	31,870	(31,870)	(g)	(40,237)	(g)	—		—
Other operating expenses	—	—	—	2,068	(2,068)	(g)	—		—		—
Gathering, processing and transportation	—	19,178	1,835	—	—		(21,013)	(g)	—		—
Production taxes	—	6,411	637	5,486	(5,486)	(g)	(7,048)	(g)	—		—
Exploration expenses	1,003	576	—	—	—		—		—		1,579
Depreciation, depletion and amortization	39,807	19,989	(18,866)	10,621	5,005	(p), (q)	18,696	(h)	—		75,252
Impairment and abandonment of oil and gas properties	128,290	118,003	(5,682)	384	—		—		—		240,995
Impairment of assets held for sale	—	—	—	65	—		—		—		65
Accretion of discount on asset retirement obligations	—	—	—	1,596	(1,596)	(q)	—		—		—
General and administrative expenses	24,938	17,418	1,286	8,572	—		(1,857)	(i)	—		50,357

Total expenses	227,243	218,907	(17,885)	60,662	3,409		16,839		—		509,175

Gain on sales of oil and natural gas properties, net	—	—	—	9,671	(9,671)	(v)	—		—		—
OTHER INCOME (EXPENSE)
Gain from investment in affiliates, net of income taxes	742	—	—	—	—		—		—		742
Gain from sale of assets	518	—	—	123	9,671	(v)	—		—		10,312
Interest income	—	—	—	10	(10)	(r)	—		—		—
Interest expense	(8,596)	(13,725)	(320)	(5,166)			14,045	(j)	3,162	(t)	(14,473)
							(3,873)	(k)
Reorganization items, net	—	(18,141)	(2,371)	—	—		20,512	(l)	—		—
Loss on derivatives, net	(3,357)	—	—	—	(10,246)	(f)	(18,903)	(f)	—		(32,506)
Loss on settlements of asset retirement obligations	—	—	—	(73)	73	(q)	—		—		—
Other expense	—	—	—	(3)	—		—		—		(3)
Other income	1,848	1,509	122	—	10	(r)	(1,631)	(m)	—		1,858

Total other income (expense), net	(8,845)	(30,357)	(2,569)	(5,109)	(502)		10,150		3,162		(34,070)

NET INCOME (LOSS) BEFORE INCOME TAXES	(159,576)	(148,379)	26,546	(599)	(3,336)		12,214		3,162		(269,968)
INCOME TAX EXPENSE	(220)	—	—	—	—	(u)	—	(n)	—	(u)	(220)

NET INCOME (LOSS)	$(159,796)	$(148,379)	$26,546	$(599)	$(3,336)		$12,214		$3,162		$(270,188)

Less: Distributions to preferred unitholders				4,643	(4,643)	(s)	—		—		—
Less: General partner’s interest in net loss				(7)	7	(s)	—		—		—

Limited partners’ interest in net loss				(5,235)	—		—		—		—

NET LOSS PER SHARE											(o )
Basic	$(2.95)										$(2.35)
Diluted	$(2.95)										$(2.35)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	54,136										114,819
Diluted	54,136										114,819
Limited partners’ interest in net loss per unit
Basic and diluted				$(3.40)
Weighted average limited partner units outstanding
Limited partner units (basic and diluted)				1,538

Contango Oil and Gas Company & Subsidiaries

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

Nine Months Ended September 30, 2020

(in thousands, except per share amounts)

	Historical		Pro Forma
	Contango	Mid-Con	Transaction Accounting Adjustments		Financing Adjustments			Pro Forma Combined
	(a)	(b)
REVENUES
Oil and condensate sales	$48,127	$28,253	$—		$—			$76,380
Natural gas sales	22,718	635	—		—			23,353
Natural gas liquids sales	11,918	—	—		—			11,918
Fee for service revenues	1,000	—	—		—			1,000
Other operating revenues	—	547	—		—			547
Gain on derivative instruments	—	19,062	(19,062)	(c)	—			—

Total revenues	83,763	48,497	(19,062)		—			113,198

					—
EXPENSES					—
Operating expenses	55,777		21,579	(d)	—			77,356
Lease operating expenses	—	18,640	(18,640)	(d)	—			—
Other operating expenses	—	1,158	(1,158)	(d)	—			—
Production taxes	—	1,781	(1,781)	(d)	—			—
Exploration expenses	11,344	—	—		—			11,344
Depreciation, depletion and amortization	24,131	6,759	4,475	(e), (f)	—			35,365
Impairment and abandonment of oil and gas properties	145,925	19,547	—		—			165,472
Accretion of discount on asset retirement obligations	—	1,283	(1,283)	(f)	—			—
General and administrative expenses	17,268	7,956	—		—			25,224

Total expenses	254,445	57,124	3,192		—			314,761

OTHER INCOME (EXPENSE)					—
Loss from investment in affiliates, net of income taxes	(13)	—	—		—			(13)
Gain from sale of assets	4,471	—	—		—			4,471
Interest income	—	1	(1)	(g)	—			—
Interest expense	(4,421)	(3,998)	—		2,843	(i	)	(5,576)
Gain on derivatives, net	30,526	—	19,062	(c)	—			49,588
Loss on settlements of asset retirement obligations	—	(15)	15	(f)	—			—
Other expense	—	(42)	—		—			(42)
Other income	1,456	—	1	(g)	—			1,457

Total other income (expense), net	32,019	(4,054)	19,077		2,843			49,885

NET LOSS BEFORE INCOME TAXES	(138,663)	(12,681)	(3,177)		2,843			(151,677)
INCOME TAX EXPENSE	(1,431)	—	—	(k)	—	(k	)	(1,431)

NET LOSS	$(140,094)	$(12,681)	$(3,177)		$2,843			$(153,108)

Less: Distributions to preferred unitholders		1,172	(1,172)	(h)	—			—
Less: General partner’s interest in net loss		—	—		—			—

Limited partners’ interest in net loss		(13,853)	—		—			—

NET LOSS PER SHARE								(j )
Basic	$(1.07)							$(0.84)
Diluted	$(1.07)							$(0.84)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	131,493							182,990
Diluted	131,493							182,990
Limited partners’ interest in net loss per unit
Basic and diluted		$(1.97)
Weighted average limited partner units outstanding
Limited partner units (basic and diluted)		7,048

Contango Oil and Gas Company & Subsidiaries

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

As of September 30, 2020

(in thousands, except per share amounts)

	Historical		Pro Forma
	Contango	Mid-Con	Transaction Accounting Adjustments		Financing Adjustments		Pro Forma Combined
	(a)	(b)
CURRENT ASSETS
Cash and cash equivalents	$2,969	$424	$—		$2,350	(d)	$5,743
Accounts receivable, net	31,797	4,114	—		—		35,991
Prepaid expenses	3,085	228	—		—		3,313
Current derivative asset	10,509	7,225	—		—		17,734
Inventory	455	—	—		—		455
Deposits and other	364	—	—		—		364

Total current assets	49,179	11,991	—		2,350		65,520

PROPERTY, PLANT AND EQUIPMENT
Natural gas and oil properties, successful efforts method of accounting:					—
Proved properties	1,313,572	265,083	(130,439)	(c)	—		1,448,216
Unproved properties	19,498	4,290	(4,290)	(c)	—		19,498
Other property and equipment	1,669	985	(260)	(c)	—		2,394
Accumulated depreciation, depletion and amortization	(1,207,651)	(98,609)	98,609	(c)	—		(1,207,651)

Total property, plant and equipment, net	127,088	171,749	(36,380)		—		262,457
OTHER NON-CURRENT ASSETS
Investments in affiliates	6,753	—	—		—		6,753
Long-term derivative asset	1,698	1,372	—		—		3,070
Right-of-use lease assets	6,276	—	—		—		6,276
Debt issuance costs	1,825	—	—		—		1,825
Other assets	—	1,758	—		—		1,758

Total other non-current assets	16,552	3,130	—		—		19,682

TOTAL ASSETS	$192,819	$186,870	$(36,380)		$2,350		$345,659

CURRENT LIABILITIES
Accounts payable and accrued liabilities	87,223	—	6,182	(e)	2,350	(j)	95,755
Accounts payable—trade	—	864	(864)	(e)	—		—
Accounts payable—related parties	—	2,743	(2,743)	(e)	—		—
Accrued liabilities and other	—	2,575	(2,575)	(e)	—		—
Current derivative liability	3,739	—	—		—		3,739
Current asset retirement obligations	2,315	—	—		—		2,315
Other current liabilities	—	454	—		—		454
Current debt	—	69,737	—		(69,737)	(f)	—

Total current liabilities	93,277	76,373	—		(67,387)		102,263
NON-CURRENT LIABILITIES
Long-term debt	69,369	—	—		33,087	(g)	102,456
long-term derivative liability	2,106	—	—		—		2,106
Asset retirement obligations	45,998	32,179	—		—		78,177
Lease liabilities	2,847	—	—		—		2,847
Deferred tax liability	676	—	—	(h)	—		676
Other long-term liabilities	—	113	—		—		113

Total non-current liabilities	120,996	32,292	—		33,087		186,375

Total liabilities	214,273	108,665	—		(34,300)		288,638

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.04 par value, 400 million shares authorized, 133,087,968 shares issued and 133,013,678 shares outstanding (actual); 184,585,120 shares issued and 184,510,830 shares outstanding (pro forma)	5,312	—	1,002	(c)	1,058	(i)	7,372
Equity, limited partners—14,311,522 units issued and outstanding (actual); zero units issued and outstanding (pro forma)	—	78,205	(78,205)	(k)	—		—
Additional paid-in capital	474,510	—	40,823	(c)	37,941	(i)	553,275
Treasury shares at cost (74,290 shares)	(206)	—	—		—		(206)
Accumulated deficit	(501,070)	—	—		(2,350)	(j)	(503,420)

Total shareholders’ equity (deficit)	(21,454)	78,205	(36,380)		36,650		57,021

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$192,819	$186,870	$(36,380)		$2,350		$345,659

1.	Basis of Pro Forma Presentation

The pro forma financial statements are derived from the historical consolidated financial statements of Contango and Mid-Con, adjusted to reflect the proposed merger and related transactions, the private placement and the previously completed White Star transactions. Certain of Mid-Con’s historical amounts have been reclassified to conform to Contango’s financial statement presentation. The unaudited pro forma condensed consolidated combined balance sheet (the “pro forma balance sheet”) as of September 30, 2020 gives effect to the merger and related transactions and the private placement as if they had been completed on September 30, 2020. The unaudited pro forma condensed consolidated combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the merger and related transactions, the private placement and the previously completed White Star transactions as if they had been completed on January 1, 2019.

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X. In addition, the acquisition method of accounting for business combinations was used in accordance with ASC 805, Business Combinations, with Contango treated as the acquirer in the proposed merger. Under the acquisition method of accounting, the fair value of the purchase consideration, consisting of shares of Contango common stock, will be determined as of the close date of the merger when Contango obtains control of Mid-Con. The purchase price will be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on the fair value of Contango common stock as of November 30, 2020, and preliminary estimates of the fair values of the tangible and intangible assets and liabilities of Mid-Con. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair values as of the close date. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the post-acquisition company’s future results of operations and financial position.

The pro forma adjustments represent management’s estimates based on information available as of the date of this joint consent statement/information statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The unaudited pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the merger that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the merger are not included in the unaudited pro forma consolidated combined statements of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma combined consolidated balance sheet as a decrease to retained earnings and a decrease to cash.

The pro forma financial statements do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Contango would have been had the merger, the private placement and the previously completed White Star transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

2.	Pro Forma Adjustments and Assumptions

Pro Forma Adjustments to the Statement of Operations for the year ended December 31, 2019:

a.	Represents Contango’s historical audited consolidated statement of operations for the year ended December 31, 2019.

b.	Represents the historical unaudited condensed consolidated statement of operations of White Star Petroleum, LLC (Debtor-in-Possession) (“White Star”) for the nine months ended September 30, 2019.

c.	Represents White Star’s historical unaudited condensed consolidated statement of operations for the month ended October 31, 2019.

d.	Represents Mid-Con’s historical consolidated statement of operations for the year ended December 31, 2019.

e.	Represents a reclassification of amounts reported by White Star as Oil, natural gas and NGL sales to the individual components.

f.	Represents a reclassification of loss on derivative instruments from Revenues, as reported by Mid-Con and White Star, to Other income (expense).

g.

Represents a reclassification adjustment of amounts reported by Mid-Con and White Star as Production expenses; Other operating expenses; Gathering, processing and transportation expenses; and Production taxes into Operating expenses.

h.	Represents an increase in depreciation, depletion and amortization based on the allocated fair value of the White Star Properties.

i.	Represents an adjustment to reverse the White Star acquisition transaction costs incurred in 2019.

j.	Adjustment to eliminate historical interest expense related to debt issued by White Star that was not assumed by Contango.

k.

Represents additional interest expense that would have been incurred with respect to borrowings in connection with the acquisition of the White Star Properties, had such acquisition occurred on January 1, 2019.

l.	Represents an adjustment to eliminate historical reorganization items pertaining to White Star’s bankruptcy that were not assumed by Contango.

m.	Represents historical other income of White Star related to assets not acquired by Contango.

n.

No tax benefit is recognized in the pro forma statement of operations for the incremental pre-tax losses attributable to the White Star transactions due to the valuation allowance historically recognized against Contango’s deferred tax assets.

o.

The pro forma basic and diluted net loss per share was computed by dividing pro forma net loss attributable to Contango by the historical weighted average number of shares of Contango common stock outstanding after giving effect to: (i) the private placement of Contango’s Series B Contingent Convertible Preferred Stock, on an as converted basis, (ii) the issuance of approximately 25.0 million shares of Contango common stock issuable in connection with the merger, and (iii) the issuance and sale of 26,451,988 shares of Contango common stock, in the private placement completed on October 27, 2020, as if those issuances had been completed on January 1, 2019.

p.

Includes an increase in depreciation, depletion, and amortization based on the allocated fair value of the Mid-Con properties and the reclass of accretion of discount on asset retirement obligations to depreciation, depletion and amortization.

q.	Represents the reclassification of accretion of discount on asset retirement obligations and loss on settlements of asset retirement obligations to depreciation, depletion and amortization.

r.	Represents the reclassification of interest income to other income.

s.	Adjustment eliminates historical distributions to preferred unitholders and general partner’s interest in net loss given the merger with Contango.

t.

Adjustment to eliminate historical interest expense related to borrowings under Mid-Con’s existing credit facility that will not be assumed by Contango and to recognize interest expense that would have been incurred with respect to additional borrowings under Contango’s credit facility in connection with the acquisition of Mid-Con, had such acquisition occurred on January 1, 2019.

u.

No income tax benefit is recognized in the pro forma statement of operations for the incremental pre-tax losses attributable to the Mid-Con merger and related transactions due to the valuation allowance historically recognized against Contango’s deferred tax assets.

v.	Represents the reclassification of gain on sales of oil and natural gas properties, net to gain from sale of assets.

Pro Forma Adjustments to the Statement of Operations for the nine months ended September 30, 2020:

a.	Represents Contango’s unaudited historical consolidated statement of operations for the nine months ended September 30, 2020.

b.	Represents Mid-Con’s unaudited historical consolidated statement of operations for the nine months ended September 30, 2020.

c.	Represents a reclassification of gain on derivative instruments from Revenues, as reported by Mid-Con, to Other income (expense).

d.	Represents a reclassification adjustment of amounts reported by Mid-Con as Lease operating expenses; Other operating expenses; and Production taxes into Operating expenses.

e.

Includes an increase in depreciation, depletion, and amortization based on the allocated fair value of the Mid-Con properties and the reclass of accretion of discount on asset retirement obligations to depreciation, depletion and amortization.

f.	Represents the reclassification of accretion of discount on asset retirement obligations and loss on settlements of asset retirement obligations to depreciation, depletion and amortization.

g.	Represents the reclassification of interest income to other income.

h.	Adjustment eliminates historical distributions to preferred unitholders and general partner’s interest in net loss given the merger with Contango.

i.

Adjustment to eliminate historical interest expense related to borrowings under Mid-Con’s existing credit facility that will not be assumed by Contango and to recognize interest expense that would have been incurred with respect to borrowings under Contango’s credit facility in connection with the acquisition of Mid-Con, had such acquisition occurred on January 1, 2019.

j.

The pro forma basic and diluted net loss per share was computed by dividing pro forma net loss attributable to Contango by the historical weighted average number of shares of common stock outstanding after giving effect to: (i) the issuance of approximately 25.0 million shares of Contango common stock issuable in connection with the merger, and (ii) the issuance and sale of 26,451,988 shares of Contango common stock in the private placement completed on October 27, 2020, as if those issuances had been completed on January 1, 2019.

k.

No tax benefit is recognized in the pro forma statement of operations for the incremental pre-tax losses attributable to the Mid-Con merger and related transactions due to the valuation allowance against Contango’s deferred tax assets.

Pro Forma Adjustments to the Balance Sheet at September 30, 2020:

a.	Represents Contango’s unaudited historical balance sheet as of September 30, 2020.

b.	Represents Mid-Con’s unaudited historical balance sheet as of September 30, 2020.

c.

Reflects the issuance of approximately 25.0 million shares of Contango common stock at a price of $1.67 per share as consideration in the merger and adjustments to state Mid-Con’s assets acquired and liabilities assumed at fair value. A summary of the preliminary consideration paid and the preliminary fair value of the assets acquired and liabilities assumed is as follows (in thousands):

Preliminary Consideration:
Mid-Con outstanding units	14,312
Exchange ratio of Contango shares for Mid-Con common units	1.75

Contango common stock to be issued to Mid-Con unitholders	25,045
Issued Price	$1.67

Total consideration	$41,825

Preliminary fair value of assets acquired:
Cash and cash equivalents	$424
Accounts receivable	4,114
Current derivative asset	7,225
Prepaid expenses	228
Oil and natural gas properties
Proved properties	134,644
Other property and equipment	725
Other long-term assets	1,758
Long-term derivative assets	1,372

Total preliminary fair value of assets acquired	$150,490
Preliminary fair value of liabilities assumed:
Accounts payable and accrued liabilities	$(6,182)
Other current liabilities	(454)
Other long-term liabilities	(113)
Revolving credit facility	(69,737)
Asset retirement obligations assumed	(32,179)

Total preliminary fair value of liabilities assumed	$(108,665)

Net Assets acquired and liabilities assumed	$41,825

d.

Reflects net proceeds received by Contango from the issuance of 26,451,988 shares of Contango common stock in the private placement and additional borrowings under Contango’s credit facility, as well as the repayment of outstanding borrowings under Mid-Con’s credit facility in connection with consummation of the merger.

e.	Represents the reclassification of accounts payable – trade, accounts payable – related parties, and accrued liabilities and other into accounts payable and accrued liabilities.

f.	Represents the repayment of outstanding borrowings under Mid-Con’s credit facility by Contango in connection with consummation of the merger.

g.	Represent the receipt of proceeds from additional borrowings under Contango’s revolving credit facility.

h.	No deferred tax benefit is recognized in the pro forma balance sheet due to the historical valuation allowance historically recognized against Contango’s deferred tax assets.

i.	Represents the issuance and sale of 26,451,988 shares of Contango common stock at a price of $1.50 per common share in the private placement completed on October 27, 2020.

j.

Represents the accrual of approximately $2.4 million in estimated legal and advisory fees that are payable as a result of the merger, which were not reflected in either Contango’s or Mid-Con’s historical financial statements.

k.	Represents the elimination of Mid-Con’s historical equity balances.

3.	Supplementary Disclosure of Oil and Natural Gas Operations

Oil and Natural Gas Reserve Quantities

The following tables provide a pro forma rollforward of the crude oil, natural gas, natural gas liquids and total proved reserves for the year ended December 31, 2019, as well as pro forma proved developed and undeveloped reserves at the beginning and end of the year, as if the merger occurred on January 1, 2019.

	Oil and Condensate (Mbbls)
	Contango	Mid-Con	Pro Forma
Proved developed and undeveloped reserves as of:
January 1, 2019	9,434	23,789	33,223
Sales of minerals in place	(1)	(3,704)	(3,705)
Acquisition	7,718	5,347	13,065
Extensions and discoveries	9,788	—	9,788
Revisions of previous estimates	(7,063)	690	(6,373)
Production	(791)	(1,179)	(1,970)

December 21, 2019	19,085	24,943	44,028

Proved developed reserves as of:
January 1, 2019	3,103	17,634	20,737
December 31, 2019	9,819	19,213	29,032
Proved undeveloped reserves as of:
January 1, 2019	6,331	6,155	12,486
December 31, 2019	9,266	5,730	14,996

	Natural Gas (MMcf)
	Contango	Mid-Con	Pro Forma
Proved developed and undeveloped reserves as of:
January 1, 2019	54,206	6,321	60,527
Sales of minerals in place	(371)	(1,058)	(1,429)
Acquisition	91,765	1,161	92,926
Extensions and discoveries	9,581	—	9,581
Revisions of previous estimates	(14,359)	(1,527)	(15,886)
Production	(9,522)	(676)	(10,198)

December 21, 2019	131,300	4,221	135,521

Proved developed reserves as of:
January 1, 2019	46,840	6,059	52,899
December 31, 2019	122,691	3,965	126,656
Proved undeveloped reserves as of:
January 1, 2019	7,366	262	7,628
December 31, 2019	8,609	256	8,865

	Natural Gas Liquids (Mbbls)
	Contango	Mid-Con	Pro Forma
Proved developed and undeveloped reserves as of:
January 1, 2019	3,517	—	3,517
Sales of minerals in place	(12)	—	(12)
Acquisition	9,103	—	9,103
Extensions and discoveries	1,457	—	1,457
Revisions of previous estimates	(1,689)	—	(1,689)
Production	(612)	—	(612)

December 21, 2019	11,764	—	11,764

Proved developed reserves as of:
January 1, 2019	2,297	—	2,297
December 31, 2019	10,484	—	10,484
Proved undeveloped reserves as of:
January 1, 2019	1,220	—	1,220
December 31, 2019	1,280	—	1,280

	Total (Mboe)
	Contango	Mid-Con	Pro Forma
Proved developed and undeveloped reserves as of:
January 1, 2019	21,985	24,842	46,827
Sales of minerals in place	(75)	(3,880)	(3,955)
Acquisition	32,116	5,541	37,657
Extensions and discoveries	12,842	—	12,842
Revisions of previous estimates	(11,146)	436	(10,710)
Production	(2,990)	(1,292)	(4,282)

December 21, 2019	52,732	25,647	78,379

Proved developed reserves as of:
January 1, 2019	13,206	18,643	31,849
December 31, 2019	40,752	19,874	60,626
Proved undeveloped reserves as of:
January 1, 2019	8,779	6,199	14,978
December 31, 2019	11,980	5,773	17,753

Standardized Measure of Discounted Future Net Cash Flows

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to proved reserves reflect the effect of income taxes assuming Mid-Con had been subject to federal income tax. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of proved oil and gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions.

Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The pro forma standardized measure of discounted estimated net cash flows related to proved oil and gas reserves was as follows as of December 31, 2019 (in thousands):

	Contango	Mid-Con	Adjustments	Pro Forma
Future cash inflows	$1,519,883	$1,326,502	$—	$2,846,385
Future production costs	(782,031)	(745,748)	—	(1,527,779)
Future development costs	(217,782)	(65,948)	—	(283,730)
Future income tax expenses	(43,913)	—	(105,379)	(149,292)

Future net cash flows	476,156	514,806	(105,379)	885,584
10% annual discount for estimated timing of cash flows	(218,315)	(273,602)	55,726	(436,191)

Standardized measure of discounted future net cash flows	$257,842	$241,204	$(49,653)	$449,393

(a)	Reflects the income tax effect associated with the acquisition of Mid-Con using an estimated combined federal and state statutory tax rate of approximately 24.3%.

The changes in the pro forma standardized measure of discounted estimated future net cash flows were as follows for the year ended December 31, 2019 (in thousands):

	Contango	Mid-Con	Adjustments		Pro Forma
Balance at January 1, 2019	$218,944	$348,253	$—		$567,197
Changes in standardized measure due to current year operation:
Sales of natural gas and oil produced during the year, net of production expenses	(55,868)	(27,111)	—		(82,979)
Extensions and discoveries	54,308	—	—		54,308
Net change in prices and production costs	(67,470)	(113,400)	—		(180,870)
Changes in estimated future development costs	16,223	(13,938)	—		2,285
Revisions in quantity estimates	(77,309)	5,691	—		(71,618)
Purchase of reserves	177,007	57,679	—		234,686
Sale of reserves	(246)	(61,715)	—		(61,961)
Previously estimated development costs incurred	2,958	14,947	—		17,905
Accretion of discount	22,051	34,825	—		56,876
Change in income taxes	(27,148)	—	(49,653	) (a)	(76,801)
Change in the timing of production rates and other	(5,607)	(4,027)	—		(9,634)

Balance at December 31, 2019	$257,842	$241,204	$(49,653)		$449,393

(a)	Reflects the income tax effect associated with the acquisition of Mid-Con using an estimated combined federal and state statutory tax rate of approximately 24.3%.

COMPARISON OF SHAREHOLDER AND UNITHOLDER RIGHTS

Holders of Mid-Con common units will receive shares of Contango common stock in the merger. Contango is a Texas corporation subject to the TBOC, and Mid-Con is a Delaware limited partnership subject to the DRULPA. If the merger is completed, the rights of Mid-Con unitholders who become Contango shareholders through the receipt of Contango common stock will be, and the rights of Contango shareholders will continue to be, governed by the TBOC, the Contango certificate of formation and the Contango bylaws.

The following summary is not a complete statement of the rights of Contango shareholders or Mid-Con unitholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the TBOC, DRULPA and Contango’s and Mid-Con’s governing documents, which Mid-Con unitholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Contango	Mid-Con

PURPOSE AND TERM OF EXISTENCE

Contango’s stated purpose is to engage in any lawful act or activity for which corporations may be organized under the TBOC. Contango is to have perpetual existence.

Mid-Con’s stated purposes under the Mid-Con LPA are to engage directly or indirectly in any lawful business activity that is approved by the Mid-Con general partner and, in connection with such approved business activity, to exercise all rights and powers conferred upon Mid-Con pursuant to any agreements relating to such business activity and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to its subsidiaries. However, the Mid-Con general partner may not cause Mid-Con to engage directly or indirectly in any business activity that would cause Mid-Con to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The Mid-Con general partner has no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by Mid-Con of any business.

Mid-Con’s partnership term will continue until Mid-Con is dissolved pursuant to the terms of the Mid-Con LPA. Mid-Con’s existence as a separate legal entity will continue until cancellation of its certificate of limited partnership pursuant to the DRULPA.

AUTHORIZED CAPITAL STOCK / UNITS

Contango’s certificate of formation authorizes Contango to issue 400,000,000 shares of common stock, par value $0.04 per share, and 5,000,000 shares of preferred stock, par value $0.04 per share. As of November 30, 2020, there were 159,493,721 shares of Contango common stock outstanding and no shares of preferred stock outstanding.

As of November 30, 2020, there were 14,311,522 outstanding common units. Mid-Con may issue an unlimited number of additional limited partner interests and other equity securities, including in additional classes or series, with such designations, preferences, rights, powers, and duties, which may be senior or junior to those of its common units or other existing classes of units, as the general partner may determine, all without the approval of any unitholders.

Contango	Mid-Con

VOTING RIGHTS

Holders of Contango common stock are entitled to one vote per share with respect to each matter presented to Contango shareholders on which the holders of Contango common stock are entitled to vote. Contango shareholders are not entitled to cumulative voting rights.

Holders of Mid-Con common units are entitled to vote according to its percentage interest in Mid-Con, although additional limited partner interests having special voting rights may be issued.

If at any time any time any person or group, other than the Mid-Con general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting to unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. This limitation does not apply to Goff (as defined in the Mid-Con LPA) or its affiliates or any other person or group if the Mid-Con general partner notified such person or group in writing that such limitation does not apply.

DIVIDENDS; DISTRIBUTIONS

Contango shareholders are entitled to receive dividends when, as and if declared by the Contango board, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Distributions of Available Cash. The Mid-Con LPA requires that Mid-Con distribute 100% of “available cash,” as defined in the Mid-Con LPA, to its partners within 45 days following the end of each calendar quarter, subject to the DRULPA. Available cash generally means, with respect to any quarter, all cash and cash equivalents of Mid-Con and its subsidiaries on hand, less the amount of cash reserves established by the Mid-Con general partner to (i) provide for the proper conduct of Mid-Con’s business, including future capital expenditures, working capital and operating expenses; (ii) comply with applicable law, any of Mid-Con’s debt instruments or other agreements; or (iii) provide funds for distributions in respect of any one or more of the next four quarters.

Available cash will be distributed to the limited partners in accordance with their percentage interest in Mid-Con as of the record date selected by the Mid-Con general partner.

Distributions of Cash Upon Liquidation. If Mid-Con dissolves in accordance with the Mid-Con LPA, Mid-Con will sell or otherwise dispose of its

Contango	Mid-Con

DIVIDENDS; DISTRIBUTIONS
assets in a process called liquidation. Mid-Con will first apply the proceeds of liquidation to the payment of its creditors. Mid-Con will distribute any remaining proceeds to its unitholders in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Mid-Con’s assets in liquidation.

NUMBER OF DIRECTORS; CLASSIFICATION

The Contango board currently has five members. Contango’s certificate of formation and bylaws provide that the number of directors may be increased or decreased from time to time by resolution of the Contango board, but the number of directors may not be decreased if it would have the effect of removing any incumbent director prior to the expiration of his or her term of office. The TBOC permits classified boards but Contango does not currently have a classified board of directors.

Mid-Con does not have a board of directors. Mid-Con GP is the general partner of Mid-Con and conducts, directs and manages all activities of Mid-Con. Mid-Con GP has a board of directors consisting of four members that are appointed by the limited partners. Mid-Con GP does not currently have a classified board.

Except as expressly provided in the Mid-Con LPA, all management powers over the business and affairs of Mid-Con are exclusively vested in the Mid-Con general partner, and no limited partner has any management power over the business and affairs of Mid-Con. The Mid-Con general partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct Mid-Con’s business.

ELECTION OF DIRECTORS / GENERAL PARTNER

Contango’s bylaws provide that directors must be elected by written ballot by the affirmative vote of a majority of the votes cast at a meeting of shareholders.

Mid-Con unitholders have no right to elect the general partner of Mid-Con unless the general partner has been removed or withdrawn, as described below.

The Mid-Con LPA provides that directors must be elected by a plurality of the votes cast by the holders of Mid-Con common units entitled to vote in the election of directors at a meeting of unitholders.

REMOVAL OR WITHDRAWAL OF DIRECTORS / GENERAL PARTNER

Under Contango’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Any director may resign at any time by providing notice to the chairman of the board, the president and chief executive officer or the secretary.

Removal of the Mid-Con General Partner. The Mid-Con general partner may be removed as the general partner of Mid-Con if (i) such removal is approved by holders of not less than 66 2/3% of the outstanding Mid-Con common units (including any units held by the Mid-Con general partner and its affiliates), (ii) such action provides for the election of a successor general partner, and (iii) Mid-Con

Contango	Mid-Con

REMOVAL OR WITHDRAWAL OF DIRECTORS / GENERAL PARTNER

receives an opinion of counsel regarding limited liability and tax matters.

Withdrawal of Mid-Con GP. Mid-Con GP has agreed not to withdraw voluntarily as the general partner prior to December 31, 2021 without first providing 90 days’ advance written notice and obtaining the approval of the holders of at least a majority of the Mid-Con common units, excluding those held by Mid-Con GP and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of Mid-Con’s limited partners or subsidiaries or cause Mid-Con or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes.

At any time after December 31, 2021, Mid-Con GP may withdraw without first obtaining approval by giving 90 days’ advance written notice. Additionally, Mid-Con GP may withdraw without unitholder approval upon 90 days’ notice to Mid-Con’s limited partners if at least 50% of the outstanding Mid-Con common units are held or controlled by one person and its affiliates (other than Mid-Con GP and its affiliates).

Removal of Directors. Under the Mid-Con LPA, a director may only be removed at a special meeting of the limited partners called for such purpose (i) upon the affirmative vote of a majority of the units entitled to vote, (ii) if a replacement is nominated at such meeting and (iii) such nominee is elected as a replacement director.

VACANCIES

Under Contango’s bylaws, any vacancy on the Contango board that results from death, resignation, retirement, disqualification, removal from office or other cause and newly-created directorships resulting from any increase in the number of directors shall be filled by a majority vote of the remaining directors then in office, though less than a quorum. Any director elected to fill a vacancy will hold office until the first meeting of shareholders held after his or her appointment for the purpose of electing directors and

General Partner Vacancy. Upon the voluntary withdrawal of the Mid-Con general partner, the holders of a majority of Mid-Con’s common units may elect a successor to serve as its general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Mid-Con will be dissolved, wound up and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of the outstanding Mid-Con

Contango	Mid-Con

VACANCIES
until his or her successor is elected and qualified or until his or her earlier death, resignation or removal from office.

common units agree to continue Mid-Con’s business and to appoint a successor general partner.

Director Vacancy. Under the Mid-Con LPA, any vacancy on the board that results from death, disability, resignation or disqualification (other than removal as discussed above), or newly-created directorships resulting from any increase in the number of directors shall be filled by a majority vote of the remaining directors then in office, even if less than a quorum. Any director elected to fill a vacancy will hold office until the first meeting of shareholders held after his or her appointment for the purpose of electing directors and until his or her successor is elected and qualified or until his or her earlier death, resignation, disqualification or removal from office.

TRANSFER OF GENERAL PARTNER INTEREST

Not applicable.

Prior to December 31, 2021, Mid-Con GP may not transfer all or any part of its general partner interest in Mid-Con unless such transfer (i) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by the Mid-Con general partner and its affiliates) or (ii) is of all, but not less than all, of its general partner interest to (x) an affiliate of the Mid-Con general partner or (y) another person in connection with the merger or consolidation of the Mid-Con general partner with or into such other person or the transfer by the Mid-Con general partner of all or substantially all of its assets to such other person.

On or after December 31, 2021, the Mid-Con general partner may transfer all or any of its general partner interest in Mid-Con without unitholder approval.

AMENDMENT OF GOVERNING DOCUMENTS

Contango’s certificate of formation grants the Contango board the power to adopt, alter, amend and repeal Contango’s bylaws. Contango’s shareholders may also adopt, alter, amend or repeal Contango’s bylaws upon the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding shares of stock then entitled to vote thereon, voting together as a single class.

Amendments to the Mid-Con LPA may be proposed only by the Mid-Con general partner, and the Mid-Con general partner has no obligation to propose or approve any amendment. Any amendment that materially and adversely affects the rights or preferences of any type or class of partner interests in relation to other types or classes of partner interests will require the approval of at least a majority of the type or class of partnership interests so affected.

Contango	Mid-Con

AMENDMENT OF GOVERNING DOCUMENTS

Amendments to provisions of Contango’s certificate of formation relating to certain business combination transactions with an affiliated stockholder (as defined in the bylaws) will require the affirmative vote of either (i) the Contango board or the holders of at least 66 2/3% of the aggregate voting power of the outstanding shares of stock not owned by the affiliated stockholder; or (ii) a majority of the continuing directors (as defined in the bylaws) and a majority of the outstanding voting stock of Contango.

However, in some circumstances, more specifically described in the Mid-Con LPA, the Mid-Con general partner may make amendments without the approval of the limited partners.

Proposed amendments (other than those certain circumstances in which the Mid-Con general partner can act without approval of the limited partners) must be approved by the Mid-Con general partner and the holders of at least a majority of the outstanding Mid-Con common units, unless a greater or different percentage is required under the Mid-Con LPA or the DRULPA.

No provision of the Mid-Con LPA that establishes a percentage of outstanding units (including units deemed owned by the Mid-Con general partner) required to take any action may be amended, altered, changed, repealed, or rescinded to reduce or increase such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased, as applicable.

No amendment to the Mid-Con LPA (other than those that may be made by the Mid-Con general partner without the approval of Mid-Con’s limited partners) may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of the type or class of limited partner interests so affected. No amendment to the Mid-Con LPA may enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable, or otherwise payable to the Mid-Con general partner or any of its affiliates, without the consent of the Mid-Con general partner, which may be given or withheld at its option.

No amendment to the Mid-Con LPA (other than those that may be made by the Mid-Con general partner without the approval of Mid-Con’s limited partners) will become effective without the approval of the holders of at least 90% of the outstanding units voting together as a single class unless Mid-Con obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Contango	Mid-Con

ACTION BY WRITTEN CONSENT

Contango’s certificate of formation and bylaws provide that, unless otherwise restricted by its certificate of formation or bylaws, any action required to be taken at a meeting of the shareholders may be taken without a meeting if authorized by the written consent of the shareholders holding not less than the minimum number of votes that would be necessary to take such action at a meeting of the shareholders.

Any action that is required or permitted to be taken by the Mid-Con unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

CALLING OF SPECIAL MEETINGS OF SHAREHOLDERS / UNITHOLDERS; QUORUM

Contango’s bylaws provide that special meetings of the shareholders may be called by the Contango board or upon the written request of the holder or holders of at least one-half of all the shares outstanding and entitled to vote at such meeting.

Contango must send written notice of any meeting not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Under Contango’s bylaws the holders of a majority of the voting power of the outstanding shares of Contango common stock entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business.

The Mid-Con LPA provides that special meetings of the Mid-Con limited partners may be called by the Mid-Con general partner or the limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed.

The Mid-Con general partner must send notice to all unitholders of record as of a record date which may not be less than 10 nor more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which limited partners must submit approvals) and any such meeting may be held not less than 10 days or more than 60 days after the mailing of notice of the meeting. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any such action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

LIMITATION ON LIABILITY; INDEMNIFICATION; FIDUCIARY DUTIES

Contango’s certificate of formation provides that its directors shall not be personally liable to Contango or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC.

Contango’s bylaws also provide that any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person

The Mid-Con LPA provides that certain persons, including the Mid-Con general partner, managers, managing members, officers, employees, and agents, shall not be liable for monetary damages to Mid-Con, any of its limited partners, or any other persons who have acquired interests in the equity interests of Mid-Con, for losses sustained or liabilities incurred as a result of any act or omission of any such person unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such person acted in bad faith

Contango	Mid-Con

LIMITATION ON LIABILITY; INDEMNIFICATION; FIDUCIARY DUTIES

for whom he is the legal representative, is or was a director or officer of Contango or, while a director or officer of Contango, is or was serving at the request of Contango as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Contango’s obligation to indemnify or advance expenses to any person in connection with a proceeding (or part thereof) commenced by such person is required only if the commencement of such proceeding (or part thereof) was authorized by the Contango board.

or engage in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

The Mid-Con LPA indemnifies certain persons, including the Mid-Con general partner, managers, managing members, officers, employees, and agents, to the fullest extent permitted by law for any proceedings as a result of such persons acting on behalf of Mid-Con, subject to certain limitations in the Mid-Con LPA. The Mid-Con LPA also provides for advancement of expenses for proceedings against any such person. Further, the Mid-Con LPA allows the partnership to purchase and maintain insurance on behalf of the Mid-Con general partner and any person designated by the Mid-Con general partner to protect against any liability incurred by such person on behalf of the partnership.

Mid-Con’s obligation to indemnify or advance expenses to any indemnitee in connection with any action, suit or proceeding commenced by such indemnitee is required only if the commencement of such action, suit or proceeding was authorized by the Mid-Con general partner.

The Mid-Con LPA (i) contains provisions that eliminate the Mid-Con general partner’s fiduciary duties to Mid-Con and its unitholders and (ii) restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty.

Whenever a potential conflict of interest arises between the Mid-Con general partner or any of its affiliates, on the one hand, and Mid-Con, its subsidiaries or any partner, on the other, any resolution or course of action by the Mid-Con general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners and will not breach the Mid-Con LPA or any duty in law or equity, if such resolution or course of action is: (i) approved by a majority of the members of the Mid-Con conflicts committee acting in good faith; (ii) approved by the vote of a majority of outstanding common units (excluding common units owned by the Mid-Con general partner and its affiliates); (iii) on terms no less favorable to Mid-Con than those generally being provided to or

Contango	Mid-Con

LIMITATION ON LIABILITY; INDEMNIFICATION; FIDUCIARY DUTIES

available from unrelated third parties; or (iv) fair and reasonable to Mid-Con, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Mid-Con).

If special approval is sought, then it will be presumed the Mid-Con conflicts committee acted in good faith. If neither special approval nor unitholder approval is sought and the Mid-Con board determines that the resolution or course of action satisfies the third or fourth bullet points above, then it will be presumed the board acted in good faith.

The Mid-Con LPA also entitles the Mid-Con general partner to take or decline to take any action in its individual capacity, as opposed to in its capacity as the general partner of Mid-Con, free of any duty (including any fiduciary duty) or obligation whatsoever to Mid-Con, its subsidiaries or any limited partner or any other person bound by the Mid-Con LPA and, to the fullest extent permitted by law, with no requirement to act in good faith.

EXCLUSIVE FORUM

Unless Contango consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of Texas shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Contango, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, other employee or agent shareholder of Contango to Contango or Contango’s shareholders, (iii) any action arising or asserting a claim arising pursuant to any provision of the TBOC or any provision of Contango’s certificate of formation or its bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of Contango’s certificate of formation or its bylaws, in each case subject to the United States District Court for the Southern District of Texas having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any securities of Contango shall be deemed to have notice of and to have consented to the provisions of the bylaws.

Each partner irrevocably agrees that any claims, actions or proceedings (i) arising out of or relating in any way to the Mid-Con LPA, (ii) brought in a derivative manner on behalf of Mid-Con, (iii) asserting a claim of breach of duty (including any fiduciary duty) owed by any member, director, officer or other employee of Mid-Con or the Mid-Con general partner, or owed by the Mid-Con general partner to Mid-Con or its partners, (iv) asserting a claim arising pursuant to or to interpret any provision of the DRULPA or (v) asserting a claim governed by the internal affairs doctrine shall be brought exclusively in the Court of Chancery of the State of Delaware. Mid-Con unitholders irrevocably waive any and all right to trial by jury in any such jurisdiction.

Contango	Mid-Con

APPRAISAL RIGHTS

Under the TBOC, a shareholder of a corporation is entitled to (i) dissent from a fundamental business transaction and (ii) subject to compliance with the procedures set forth in the TBOC, obtain the fair value of the shareholder’s ownership interest through an appraisal. The TBOC further provides that there is no right of dissent in favor of the holders of shares listed on a national securities exchange under certain circumstances depending on the consideration to be received pursuant to the terms of the plan of merger, conversion or exchange.

Not applicable.

CERTAIN BENEFICIAL OWNERS OF MID-CON COMMON UNITS

The following table sets forth information as of November 30, 2020 regarding the beneficial ownership of Mid-Con common units by each person known to Mid-Con to own beneficially more than 5% of the outstanding Mid-Con common units, each director and named executive officers of Mid-Con, and Mid-Con’s current directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all Mid-Con common units owned by them, unless otherwise noted.

Beneficial ownership is determined in accordance with the rules of the SEC. For the purpose of calculating the number of Mid-Con common units beneficially owned by a unitholder and the percentage ownership of that unitholder, Mid-Con phantom units that are currently vested or may vest within 60 days of November 30, 2020 by that shareholder are deemed outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent
5% Shareholders
Travis Goff (3)	8,134,061	56.0%
Robert W. Stallings (4)	978,986	6.7
Mid-Con Energy III, LLC (5)	5,167,757	7.3
Directors
Travis Goff (3)	8,134,061	56.0
Bob Boulware (6)	63,000	*
Fred Reynolds (7)	81,939	*
Caperton White (8)	52,000	*
Named Executive Officers
Charles R. Olmstead (9)	53,709	*
Jeffrey R. Olmstead (10)	39,621	*
Charles L. McLawhorn III	4,927	*
All current directors and executive officers as a group (7 persons)	8,338,236	57.4.	%

*	Denotes less than 1% of the class beneficially owned.
(1)	Unless otherwise noted, the shareholder’s current address is 2431 East 61st Street, Suite 800, Tulsa, Oklahoma 74136.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of units beneficially owned by a person and the percentage ownership of that person, Mid-Con phantom units held by that person that are currently vested or may vest within 60 days of November 30, 2020 are deemed outstanding. Applicable percentages are based on 14,311,522 common units outstanding on November 30, 2020 plus an additional 208,000 vested phantom units. To Mid-Con’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

(3)

Based upon his Schedule 13D/A filed with the SEC on October 27, 2020. Includes (i) 1,736,403 common units owned by Goff MCEP Holdings, LLC (“Goff MCEP Holdings”), (ii) 1,616,713 common units owned by Goff REN Holdings, LLC (“Goff REN”), (iii) 419,193 common units owned by Goff REN Holdings II, LLC (“Goff REN II”), (iv) 2,724,753 common units owned by Goff MCEP II, LP (“Goff MCEP II”), (5) 1,397,309 common units owned by Goff Focused Energy Strategies, LP (“Goff Energy”), (6) 149,690 common units owned by Goff Family Foundation (“Goff Foundation”), (7) 8,000 common units owned by Goff Family Investments, LP (“Family Investments”), and (8) 41,000 Mid-Con phantom units owned directly. As president of Goff Capital, Inc., Goff Focused Strategies LLC, and Goff Foundation, Travis Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Family Investments, and Goff Foundation common units. Travis Goff disclaims beneficial ownership of the common units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Family Investments, and Goff Foundation except to the extent of its pecuniary interest therein. The address for Travis Goff and his affiliates is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.
(4)

Based on Schedule 13G filed on September 9, 2020. Includes (i) 299,401 common units held by SCG Ventures LP and (ii) 679,585 common units held by GAINSCO, Inc. Robert W. Stallings is the President of Stallings Management, LLC, the general partner of SCG Ventures LP and the Executive Chairman of GAINSCO, Inc. The address for Robert W. Stallings is 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219.

(5)	Based on Schedule 13D/A filed on September 26, 2014. The address for Mid-Con Energy III, LLC is 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136.
(6)	Includes 63,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(7)	Includes 52,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(8)	Includes 52,000 phantom units which will vest upon the closing of the merger, provided that the amended and restated LTIP is approved.
(9)	Includes 25,000 common units held by the Mardeen A. Olmstead Revocable Living Trust.
(10)	Includes 5,634 common units held by the Charles R. Olmstead 2011 Trust.

CERTAIN BENEFICIAL OWNERS OF CONTANGO COMMON STOCK

The following table sets forth information as of November 30, 2020 regarding the beneficial ownership of Contango common stock by each person known to Contango to own beneficially more than 5% of the outstanding shares of Contango common stock, each director, Contango’s named executive officers, and Contango’s directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares of Contango common stock owned by them, unless otherwise noted.

Beneficial ownership is determined in accordance with the rules of the SEC. For the purpose of calculating the number of shares of Contango common stock beneficially owned by a shareholder and the percentage ownership of that shareholder, shares of Contango common stock subject to options that are currently exercisable or exercisable within 60 days of November 30, 2020 by that shareholder are deemed outstanding.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent
5% Shareholders
John C. Goff (3)	37,454,222	23.5%
Ken L. Schnitzer, Jr. and Douglas W. Schnitzer (4)	15,091,560	9.5
T. Rowe Price Associates, Inc. (5)	10,002,390	6.3
Karlin Asset Management, Inc. (6)	9,808,552	6.2
Directors
John C. Goff (3)	37,454,222	23.5
Joseph J. Romano	141,319	*
Lon McCain	123,155	*
B.A. Berilgen	113,027	*
Named Executive Officers
Wilkie S. Colyer, Jr. (7)	1,071,156	*
E. Joseph Grady	232,850	*
Michael J. Autin	33,104	*
All current directors and executive officers as a group (8 persons)	42,728,833	26.8%

*	Denotes less than 1% of the class beneficially owned.
(1)	Unless otherwise noted, the shareholder’s current address is 717 Texas Avenue, Suite 2900, Houston, Texas 77002.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Contango common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 30, 2020 are deemed outstanding. Applicable percentages are based on 159,493,721 shares outstanding on November 30, 2020. To Contango’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

(3)

Based upon his Schedule 13D/A filed with the SEC on October 27, 2020. Includes 11,666,008 shares of Contango common stock held by John C. Goff 2010 Family Trust (the “Goff Family Trust”), 10,144,020 shares of Contango common stock held by Goff MCF Partners, LP (“Goff MCF”), 8,632,710 shares of Contango common stock held by JCG 2016 Holdings, LP (“Holdings”), 3,012,664 shares of Contango common stock held by Goff Family Investments, LP (“Goff Investments”), 372,890 shares of Contango common stock held by Kulik Partners, LP (“Kulik”), and 3,625,930 shares of Contango common stock held by John C. Goff directly. As general partner of Goff Investments, Goff Capital, Inc. (“Goff Capital”) may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the 3,012,664 shares of Contango common stock directly held by Goff Investments. As managing member of GFS Contango GP, LLC, GFS Management, LLC (“GFS Management”) may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 10,144,020 shares of Contango common stock directly held by Goff MCF. As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 10,144,020 shares of Contango common stock directly held by Goff MCF. As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 10,144,020 shares of Contango common stock held by Goff MCF. As general partner of Holdings, JCG 2016 Management, LLC (“Holdings GP”) may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 8,632,710 shares of Contango common stock held by Holdings. As general partner of Kulik, Kulik GP, LLC (“Kulik GP”) may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 372,890 shares of Contango common stock held by Kulik. As managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 33,455,402 shares of Contango common stock directly held by Goff MCF, Holdings, Family Investments and Goff Family Trust. As Chief Executive Officer of Goff Capital, the manager of Kulik GP, the manager and Chief Executive Officer of GFS, and the sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 37,454,222 shares of Contango common stock directly held by Goff MCF, Holdings, Kulik Goff Family Trust, Goff Investments and John C. Goff directly. John C. Goff’s address is 500 Commerce Street, Suite 700, Fort Worth, TX 76102.
(4)

Based on Schedule 13G filed on November 6, 2020. Includes 5,000,000 shares of Contango common stock held by DWS Growth Capital LP (“DWSGC”), 5,000,000 shares of Contango common stock held by Avondale Growth Capital LP (“AGC”), 3,000,000 shares of Contango common stock held by DWS Capital LP (“DWS Capital”) and 2,091,560 shares of Contango common stock held by JWS Investment Partnership LP (“JWSIP”). DS Investments GP LLC (“DSGP”) is the general partner of DWSGC and DWS Capital. KLS GP LLC (“KLSGP”) is the general partner of AGC. Schnitzer WRI GP LLC (“WRI”) is the general partner of JWSIP. Ken L. Schnitzer, Jr. is the manager of KLSGP and Douglas W. Schnitzer is the manager of DSGP and WRI. The address of Ken L. Schnitzer, Jr. and Douglas W. Schnitzer is 11 Greenway Plaza, Suite 3100, Houston, Texas 77046.

(5)

Based on Schedule 13G filed with the SEC on February 14, 2020. T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the selling stockholder, as well as securities owned by certain other individual and institutional investors. TRPA may be deemed to be the beneficial owner of all of the shares held by the selling stockholder; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly-traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of T. Rowe Price Associates, Inc. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. The address for TRPA is 100 E. Pratt Street, Baltimore, MD 21202.

(6)

Based on Schedule 13G filed on March 31, 2020. Includes 9,808,552 shares of Contango common stock held by Karlin Energy, LLC (“Karlin Energy”). Karlin Asset Management, Inc. (“Karlin”) is the manager of Karlin Energy. Karlin is the manager of Karlin Energy and Gracie Investing, LLC (together, the “Funds”) and the general partner of Karlin Holdings Limited Partnership (“Karlin Holdings”). Karlin Holdings is the sole member of each of the Funds. The Gary Karlin Michelson MD Living Trust dated 10/1/1993 (the “Karlin Trust”) is the sole owner of Karlin. Gary Karlin Michelson is trustee of the Karlin Trust and sole director of Karlin. The address for Karlin Energy is 11755 Wilshire Blvd., Suite 1400, Los Angeles, CA 90025.

(7)	Includes 169,533 shares held directly, 693,556 shares held by Colyer Holdings, LP, 207,467 shares held by CCC Resources Ltd. and 600 shares held by Peyton E Colyer UTMA.

LEGAL MATTERS

The legality of the shares of Contango common stock issuable in the merger will be passed upon for Contango by Gibson, Dunn & Crutcher LLP.

EXPERTS

Contango Oil & Gas Company

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Contango Oil & Gas Company incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for Contango Oil & Gas Company incorporated by reference herein were based in part upon reports by William M. Cobb & Associates, Inc., an independent petroleum engineering firm. Certain estimates of proved oil and gas reserves for Exaro Energy III, LLC incorporated by reference herein were based in part upon reports by W.D. Von Gonten & Co., an independent petroleum engineering firm. These estimates are included and incorporated herein in reliance on the authority of such firms as experts in such matters.

The consolidated financial statements of White Star Petroleum, LLC as of December 31, 2018 and 2017, and the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2018 consolidated financial statements contains an explanatory paragraph that states that White Star Petroleum, LLC’s noncompliance with its debt covenants raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Mid-Con Energy Partners, LP

The audited financial statements of Mid-Con Energy Partners, LP included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for Mid-Con Energy Partners, LP included herein were based in part upon reports by Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm. These estimates are included and incorporated herein in reliance on the authority of such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

Contango and Mid-Con each file annual, quarterly and current reports, proxy statements (in the case of Contango) and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Contango and Mid-Con, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Contango’s or Mid-Con’s website for more information about Contango or Mid-Con, respectively. Contango’s website is www.contango.com and Mid-Con’s website is www.mceplp.com. Information included on these websites is not incorporated by reference into this joint consent statement/information statement/prospectus.

Contango has filed with the SEC a registration statement on Form S-4, of which this joint consent statement/information statement/prospectus forms a part. The registration statement registers the issuance of shares of Contango common stock in the merger and shares of Contango common stock to be reserved for issuance in connection with the merger. The registration statement, including the attached exhibits, contains additional relevant information about Contango and Contango common stock. The rules and regulations of the SEC allow Contango and Mid-Con to omit certain information included in the registration statement from this joint consent statement/information statement/prospectus.

In addition, the SEC allows Contango to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint consent statement/information statement/prospectus, except for any information that is superseded by information included directly in this joint consent statement/information statement/prospectus or incorporated by reference subsequent to the date of this joint consent statement/information statement/prospectus as described below. This joint consent statement/information statement/prospectus also contains summaries of certain provisions contained in some of the Contango or Mid-Con documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Items 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint consent statement/information statement/prospectus.

This joint consent statement/information statement/prospectus incorporates by reference the documents listed below that Contango has previously filed with the SEC. These documents contain important information about Contango, its financial condition and other matters.

Contango SEC Filings (SEC File No. 001-16317; CIK No. 0001071993)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2019 (the “Contango Form 10-K”)

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2020, June 30, 2020 and September 30, 2020

Current Reports on Form 8-K	Filed on January 14, 2020, May 15, 2020, June 11, 2020, June 15, 2020, June 24, 2020, July 7, 2020, October 26, 2020, October 27, 2020, October 28, 2020, November 5, 2020, November 30, 2020 and December 3, 2020 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into the Contango Form 10-K	Filed on April 28, 2020

In addition, Contango incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this joint consent statement/information statement/prospectus and prior to closing of the merger (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint consent statement/information statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Contango will provide you with copies of these documents, without charge, upon written, email or oral request to:

Contango Oil & Gas Company

717 Texas Ave., Suite 2900,

Houston, Texas 77002

(713) 236-7400

investorrelations@contango.com

In the event of conflicting information in this joint consent statement/information statement/prospectus in comparison to any document incorporated by reference into this joint consent statement/information statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint consent statement/information statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint consent statement/information statement/prospectus. This joint consent statement/information statement/prospectus is dated December 18, 2020. You should not assume that the information contained in this joint consent statement/information statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint consent statement/information statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint consent statement/information statement/prospectus to Contango shareholders or Mid-Con unitholders nor the issuance by Contango of Contango common stock in the merger will create any implication to the contrary.

This joint consent statement/information statement/prospectus contains a description of the representations and warranties that each of Contango and Mid-Con made to the other in the merger agreement. Representations and warranties made by Contango, Mid-Con and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint consent statement/information statement/prospectus or are incorporated by reference into this joint consent statement/information statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint consent statement/information statement/prospectus or are incorporated by reference into this joint consent statement/information statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint consent statement/information statement/prospectus or incorporated by reference into this joint consent statement/information statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

among

CONTANGO OIL & GAS COMPANY,

MICHAEL MERGER SUB LLC,

MID-CON ENERGY PARTNERS, LP

and

MID-CON ENERGY GP, LLC

Dated as of October 25, 2020

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Contango Confidentiality Agreement	5.3(a)
Acceptable Mid-Con Confidentiality Agreement	5.2(a)
Action	3.10
Affiliate	8.3(a)
Agreement	Preamble
Asset Purchase Agreement	Recitals
Available Negotiation Expenses Pool	8.3(b)
Book-Entry Units	2.3(b)
Business Day	8.3(c)
capital stock	8.3(d)
Certificate of Merger	1.1(b)
Certificates	2.3(b)
CG&A	3.20(a)
Closing	1.2
Closing Date	1.2
Cobb	4.20(a)
COBRA	3.12(c)(vi)
Commodity Derivative Instrument	3.16(a)(xviii)
Confidentiality Agreement	5.5
Consent Statement/Proxy Statement/Prospectus	3.8
Contango	Preamble
Contango Acquisition Proposal	5.3(f)(i)
Contango Adverse Recommendation Change	5.3(b)(i)
Contango Alternative Acquisition Agreement	5.3(b)(ii)
Contango Base Amount	7.3(c)(ii)
Contango Board	Recitals
Contango Bylaws	4.4
Contango Common Stock	2.1(a)(i)
Contango Designated Proposal	5.3(f)(ii)
Contango Designated Proposal Negotiation Period	5.3(b)
Contango Disclosure Letter	Article IV
Contango Expenses	7.3(b)(i)
Contango Group Entities	8.3(e)
Contango Intellectual Property	4.21
Contango Intervening Event	5.3(f)(iii)
Contango Intervening Event Negotiation Period	5.3(b)
Contango Leased Real Property	4.18
Contango Material Adverse Effect	8.3(f)
Contango Material Contract	4.16(a)
Contango Owned Real Property	4.18
Contango Parties	Preamble
Contango Plan	8.3(g)
Contango Preferred Stock	4.2(a)
Contango Real Property Lease	4.18
Contango Reimbursement Amount	7.3(b)(i)
Contango Related Party	4.24
Contango Reserve Report	4.20(a)

A-iv

INDEX OF DEFINED TERMS

(continued)

Definition	Location
Contango SEC Documents	4.6(a)
Contango Shareholder Approval	4.4
Contango Special Shareholders Meeting	5.4(a)
Contango Stock Issuance	Recitals
Contango Subsidiaries	8.3(h)
Contango Termination Amount	7.3(c)(i)
Contango Termination Fee	7.3(c)(ii)
Contango Written Consent	8.3(i)
Contract	3.5(a)
control	8.3(j)
Controlled Group	3.12(b)
Delaware Secretary of State	1.1(b)
DLLCA	1.1(a)
DRULPA	1.1(a)
Effective Time	1.1(b)
Environmental Laws	8.3(k)
ERISA	8.3(l)
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Execution Date	Preamble
GAAP	3.6(b)
General Partner	Preamble
General Partner Board	Recitals
Governing Documents	8.3(m)
Governmental Entity	3.5(b)
GP Conflicts Committee	Recitals
GP D&O Indemnified Person	5.10(a)
GP Membership Interests	8.3(n)
Hazardous Materials	8.3(o)
Hydrocarbons	8.3(p)
Indebtedness	8.3(q)
IRS	3.12(a)
knowledge of Contango	8.3(r)
knowledge of the Partnership	8.3(s)
Law	3.5(a)
Liens	3.2(b)
Maximum Amount	5.10(c)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Michael Merger Sub	Preamble
Mid-Con Acquisition Proposal	5.2(g)(i)
Mid-Con Adverse Recommendation Change	5.2(b)(i)
Mid-Con Alternative Acquisition Agreement	5.2(b)(ii)
Mid-Con Credit Facility	8.3(t)
Mid-Con Designated Proposal	5.2(g)(ii)
Mid-Con Designated Proposal Negotiation Period	5.2(b)

A-v

INDEX OF DEFINED TERMS

(continued)

Definition	Location
Mid-Con Disclosure Letter	Article III
Mid-Con Expenses	7.3(c)(i)
Mid-Con Group Entities	8.3(u)
Mid-Con Intellectual Property	3.21
Mid-Con Intervening Event	5.2(g)(iii)
Mid-Con Intervening Event Negotiation Period	5.2(b)
Mid-Con Leased Real Property	3.18
Mid-Con Material Adverse Effect	8.3(v)
Mid-Con Material Contract	3.16(a)
Mid-Con Owned Real Property	3.18
Mid-Con Parties	Preamble
Mid-Con Plan	8.3(x)
Mid-Con Real Property Lease	3.18
Mid-Con Related Party	3.24
Mid-Con Reserve Report	3.20(a)
Mid-Con SEC Documents	3.6(a)
Mid-Con Subsidiaries	8.3(y)
Mid-Con Termination Amount	7.3(b)(i)
Mid-Con Termination Fee	7.3(b)(i)
Mid-Con Written Consent	8.3(z)
Negotiation Expenses	7.4(c)(iii)
Non-Qualifying Income Cushion	7.3(c)(ii)
NSAI	4.20(a)
NYSE American	2.3(g)
Oil and Gas Leases	8.3(aa)
Oil and Gas Properties	8.3(bb)
Outside Date	7.1(b)(i)
Partnership	Preamble
Partnership Common Unit Exchange Ratio	2.1(a)(i)
Partnership Common Units	8.3(cc)
Partnership GP Interest	8.3(dd)
Partnership LPA	3.2(a)
Partnership Phantom Unit	2.2(a)
Partnership Unitholder Approval	3.4
Partnership Units	8.3(ee)
PBGC	3.12(c)(iv)
Pension Plan	3.12(b)
Permits	3.11
Permitted Liens	8.3(ff)
Person	8.3(gg)
Proceeding	5.10(a)
Production Burdens	8.3(hh)
Registration Statement	3.8
Release	8.3(ii)
Representative	8.3(jj)
Rights	8.3(kk)
Rights-of-Way	3.19

A-vi

INDEX OF DEFINED TERMS

(continued)

Definition	Location
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	3.5(b)
Subsidiaries	8.3(ll)
Surviving Entity	1.1(a)
Takeover Laws	3.22
Tax Guidance	7.3(c)(ii)
Tax Return	8.3(mm)
Taxes	8.3(nn)
to Contango’s knowledge	8.3(n)
to the Partnership’s knowledge	8.3(s)
Total Mid-Con Expenses	8.3(oo)
Unaffiliated Public Unitholders	Recitals
Wells	8.3(pp)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 25, 2020 (the “Execution Date”), by and among Contango Oil & Gas Company, a Texas corporation (“Contango”), Michael Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Contango (“Michael Merger Sub” and, together with Contango, the “Contango Parties” and, each individually, a “Contango Party”), Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership”), and Mid-Con Energy GP, LLC,, a Delaware limited liability company and general partner of the Partnership (the “General Partner” and, together with the Partnership, the “Mid-Con Parties” and, each individually, a “Mid-Con Party”).

RECITALS

WHEREAS, the parties hereto intend to effect a merger (the “Merger”) whereby the Partnership will merge with and into Michael Merger Sub, with Michael Merger Sub surviving that merger as a Subsidiary of Contango, each on the terms and subject to the conditions set forth herein;

WHEREAS, in order to induce the Contango Parties to enter into this Agreement and cause the Merger and other transactions contemplated hereby to be consummated, certain unitholders of the Partnership are executing a voting and support agreement in favor of Contango concurrently with the execution and delivery of this Agreement;

WHEREAS, in order to induce the Mid-Con Parties to enter into this Agreement and cause the Merger and other transactions contemplated hereby to be consummated, certain shareholders of Contango are executing a voting and support agreement in favor of the Mid-Con Parties concurrently with the execution and delivery of this Agreement;

WHEREAS, at a meeting duly called and held, the board of directors of Contango (the “Contango Board”), by unanimous vote of the disinterested directors, (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of Contango and its shareholders, (b) approved this Agreement and the transactions contemplated hereby and (c) resolved to submit the issuance of Contango Common Stock pursuant to the Merger (the “Contango Stock Issuance”) to a vote of Contango’s shareholders and to recommend approval of the Contango Stock Issuance by Contango’s stockholders;

WHEREAS, the General Partner’s Conflicts Committee (as defined in the Partnership LPA) (the “GP Conflicts Committee”), consisting solely of directors who meet the requirements set forth in the Partnership LPA and that are otherwise independent with respect to the Merger and the other transactions contemplated by this Agreement, has been duly authorized by the Board of Directors of the General Partner (the “General Partner Board”), in addition to the authority granted by the Partnership LPA, to review, evaluate, negotiate and recommend or not recommend the Merger and the other transactions contemplated by this Agreement and any other potential business combination involving Contango and the Partnership, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Common Units (other than Goff Capital, Inc. and its Affiliates) (the “Unaffiliated Public Unitholders”), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval (as defined in the Partnership LPA)), and (c) recommended to the General Partner Board the approval of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of the unanimous recommendation of the GP Conflicts Committee, at a meeting duly called and held, the General Partner Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement and the Merger be submitted to a vote of the holders of

Partnership Common Units by written consent pursuant to Section 13.11 of the Partnership LPA and recommended approval of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Partnership Common Units;

WHEREAS, concurrently with the execution and delivery hereof, the Partnership and Contango are entering into a Purchase and Sale Agreement, dated the date hereof (the “Asset Purchase Agreement”), with respect to the Partnership’s option to require Contango to purchase certain assets of the Partnership, upon the terms and subject to conditions thereof, in the event that the Closing does not occur on or prior to January 23, 2021, subject to extension as set forth in the Asset Purchase Agreement; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Merger.

(a) On the Closing Date, on the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act, as amended (the “DLLCA”), and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), at the Effective Time, the Partnership shall be merged with and into Michael Merger Sub. As a result of the Merger, the separate limited partnership existence of the Partnership shall cease and Michael Merger Sub shall continue as the surviving limited liability company (“Surviving Entity”).

(b) As soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA and the DRULPA. The Merger shall become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State or at such subsequent time as the Partnership and Contango shall agree in writing and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(c) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA and the DRULPA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Partnership and Michael Merger Sub shall vest in Surviving Entity, and all debts, liabilities and duties of the Partnership and Michael Merger Sub shall become the debts, liabilities and duties of Surviving Entity, all as provided in the applicable provisions of the DLLCA and the DRULPA.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central Time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas 77002, unless another date, time or place is agreed to in writing by Contango and the Partnership. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Governing Documents; Officers.

(a) Governing Documents of Surviving Entity. At the Effective Time, by virtue of the Merger, the certificate of formation and limited liability company agreement of Michael Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of Surviving Entity as of and after the Effective Time (until thereafter amended as provided therein or by applicable Law).

(b) Officers of Surviving Entity. The persons who are the officers of Michael Merger Sub immediately prior to the Effective Time shall be the officers and hold the same offices of Surviving Entity effective as of the Effective Time, each such person to hold office in accordance with the Governing Documents of Surviving Entity.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

Section 2.1 Conversion of Capital Securities.

(a) Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of any equity interests in Michael Merger Sub or the Partnership:

(i) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than any Partnership Common Units to be cancelled pursuant to Section 2.1(a)(iv)) shall be converted into the right to receive 1.7500 (the “Partnership Common Unit Exchange Ratio”) shares of validly issued, fully paid and nonassessable common stock, par value $0.04 per share, of Contango (“Contango Common Stock” and such consideration, the “Merger Consideration”). All such Partnership Common Units that were issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented any Partnership Common Units or book-entry units which immediately prior to the Effective Time represented Partnership Common Units shall thereafter cease to have any rights with respect to such Partnership Common Units, except the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 2.3(e), any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) and as provided by Law.

(ii) The Partnership GP Interest issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(iii) The membership interests of Michael Merger Sub issued and outstanding immediately prior to the Effective Time shall be unaffected and continue to represent the outstanding membership interests of Surviving Entity, which shall constitute the only outstanding membership interests of Surviving Entity immediately following the Effective Time.

(iv) Each Partnership Common Unit held in the Partnership’s treasury or held by the General Partner immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no consideration or payment shall be delivered or deliverable in exchange therefor or in payment thereof.

(b) Certain Adjustments. If, between the Execution Date and the Effective Time (and as permitted by Article V), the outstanding Contango Common Stock or Partnership Common Units shall have been changed into, or exchanged for, a different number of shares or units or a different class of shares or units by reason of any stock or unit dividend, subdivision, reorganization, reclassification, recapitalization, stock or unit split, reverse stock or unit split, combination or exchange of shares or units, or any similar event shall have occurred, then the Partnership Common Unit Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, however, that nothing in this Section 2.1(b) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by Section 5.1 or the other terms of this Agreement.

Section 2.2 Treatment of Partnership Phantom Units.

(a) As of immediately prior to the Effective Time, each phantom unit (each, a “Partnership Phantom Unit”) granted under the Mid-Con Energy Partners, LP Long-Term Incentive Program (the “Partnership Equity Plan”) then outstanding, whether then vested or unvested, shall, in accordance with the terms and conditions under the applicable award agreements evidencing such Partnership Phantom Units, immediately and fully vest. As of the Effective Time, automatically and without any action on the part of the holder thereof, each award of vested Partnership Phantom Units shall be cancelled and converted into the right to receive a number of shares of Contango Common Stock equal to the product of (1) the number of Partnership Common Units subject to such Partnership Phantom Unit award immediately prior to the Effective Time, multiplied by (2) the Partnership Common Unit Exchange Ratio (with any resulting fractional shares settled in accordance with Section 2.3(g)), subject to any required tax withholdings as provided in Section 2.4.

(b) Prior to the Effective Time, the Partnership shall take all action necessary to provide for the treatment of the Partnership Phantom Units as set forth in this Section 2.2. The Partnership shall ensure that, as of the Effective Time, no participant in any employee or director unit option, unit purchase or equity compensation plan, arrangement or agreement of the Partnership shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Partnership or any of its Subsidiaries, or any other equity interest therein (including “phantom” equity or equity appreciation rights).

Section 2.3 Exchange and Payment.

(a) Immediately after the Effective Time, Contango shall deposit (or cause to be deposited) with a bank or trust company designated as exchange agent by Contango and reasonably acceptable to the Partnership (the “Exchange Agent”), in trust for the benefit of holders of Partnership Common Units outstanding immediately prior to the Effective Time (other than holders of units to the extent such units are to be cancelled) book-entry shares (or certificates if requested) representing shares of Contango Common Stock issuable pursuant to Section 2.1(a). In addition, Contango shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), in each case without interest. All certificates representing shares of Contango Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time, Contango shall cause the Exchange Agent to mail to each holder of record of certificate(s) (“Certificates”) that represented outstanding Partnership Common Units and uncertificated Partnership Common Units represented by book entry (“Book-Entry Units”), each as of immediately prior to the Effective Time, that were converted into the right to the Merger Consideration pursuant to Section 2.1(a)(i), any dividends or distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Contango or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

(c) As soon as reasonably practicable after the Effective Time and upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.3(k)), to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents (including with respect of Book-Entry Units) as the Exchange Agent may reasonably require, the holder of Partnership Common Units shall be entitled to receive in exchange for the Partnership Common Units formerly represented by such Certificate or Book-Entry Units (subject to any applicable withholding Tax) (A) that number of whole shares of Contango Common Stock (after taking into account all Partnership Common Units then held by such holder under all Certificates and Book-Entry Units so surrendered) to which such holder of Partnership Common Units shall have become entitled pursuant to Section 2.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested),(B) any dividends or other distributions payable pursuant to Section 2.3(e) and (C) any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g), and the Certificate or Book-Entry Units so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Units. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Unit shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

(d) If delivery of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Unit is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Unit shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the delivery of Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Unit or shall have established to the satisfaction of Contango that such tax is not applicable.

(e) No dividends or other distributions with respect to Contango Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Partnership Common Units with respect to the shares of Contango Common Stock that the holder thereof has the right to receive in accordance herewith, and no cash payment in lieu of fractional shares of Contango Common Stock shall be paid to any such holder pursuant to Section 2.3(g), in each case until the holder thereof shall surrender such Certificate(s) (or affidavit of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in accordance with this Article II. Following the surrender of any such Certificates (or affidavit of loss in lieu thereof as provided in Section 2.3(k)) or Book-Entry Units in accordance with this Article II, there shall be paid to the holder of record thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Contango Common Stock and the amount of any cash payable in lieu of a fractional share of Contango Common Stock to which such holder is entitled pursuant to Section 2.3(g) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Contango Common Stock.

(f) The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) issued and paid upon the surrender for exchange of Certificates or Book-Entry Units in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Partnership Common Units formerly represented by such Certificates or Book-Entry Units. At the Effective Time, the unit transfer books of the Partnership shall be closed and there shall be no further registration of transfers of the Partnership Common Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Contango or the Exchange Agent for transfer or transfer is sought for Book-Entry Units, such Certificates or Book-Entry Units shall be cancelled and exchanged as provided in this Article II.

(g) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Contango Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Units, no dividends or other distributions with respect to the Contango Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Contango. In lieu of the issuance of any such fractional share, Contango shall pay to each former holder of record of Partnership Common Units who otherwise would be entitled to receive a fractional share of Contango Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Contango Common Stock that such holder would otherwise be entitled to receive (taking into account all Partnership Common Units held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a)(i) by (ii) the volume weighted average closing price of one share of Contango Common Stock on the NYSE American Stock Exchange (the “NYSE American”) and the other United States exchanges, if any, on which it trades for the five trading days ending at 4:00 p.m., Eastern Time, on the last trading day immediately prior to the date on which the Effective Time shall occur, as such price is reported under the heading “U.S. Equities” by Bloomberg Financial Markets or such other source as Contango and the Partnership shall agree in writing.

(h) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Units 12 months after the Effective Time shall be delivered to Contango, upon demand, and any remaining holders of Certificates or Book-Entry Units shall thereafter look only to Contango, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g) (subject to abandoned property, escheat or other similar laws), without interest.

(i) None of Contango, Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person in respect of Merger Consideration, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Contango Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Units shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Contango Common Stock and any cash in lieu of fractional shares of Contango Common Stock pursuant to this Article II), would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash), in respect thereof shall, to the extent permitted by applicable Law, become the property of Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(j) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Contango on a daily basis. Any interest and other income resulting from such investments shall be paid to Contango.

(k) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Contango, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Contango or the Exchange Agent, the posting by such Person of a bond in such amount as Contango or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or Surviving Entity with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(e) and any cash in lieu of fractional shares of Contango Common Stock payable pursuant to Section 2.3(g).

Section 2.4 Withholding Rights. Contango and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Partnership Common Units, Partnership Phantom Units or otherwise pursuant to this Agreement such amounts as Contango or the Exchange Agent determines it is required to deduct and withhold under the Code (on behalf of itself or its Affiliates), or any provision of state, local or foreign tax Law, taking into consideration for such purposes any amounts timely paid to satisfy all or part of the applicable withholding obligations by the applicable Person to Contango and the Exchange Agent in accordance with the terms of any applicable award agreement. In order to implement the foregoing, the Mid-Con Parties shall provide Contango and the Exchange Agent, no later than five Business Days prior to the Closing Date, with a list of such Persons who have elected to satisfy all or part of the applicable withholding obligations through an alternative withholding mechanism. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Contango shall use commercially reasonable efforts to promptly notify the Mid-Con Parties of any intended withholding and the amount of such withholding and cooperate with the Mid-Con Parties to reduce or eliminate any such withholding.

Section 2.5 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or any of the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE MID-CON PARTIES

Except (a) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Mid-Con Parties to the Contango Parties immediately prior to the execution of this Agreement (the “Mid-Con Disclosure Letter”) (provided that (i) the disclosure of any information in a particular section or subsection of the Mid-Con Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Mid-Con Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such has had, or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect) or (b) as disclosed in the Mid-Con SEC Documents (excluding any disclosure set forth in such Mid-Con SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure) filed on or after January 1, 2019 and at least 24 hours prior to the Execution Date (without giving effect to any disclosure set forth in any Mid-Con SEC Document or any amendment to any Mid-Con SEC Documents in each case filed on or after the Execution Date), each of the Mid-Con Parties hereby represents and warrants to the Contango Parties as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Mid-Con Parties is a limited partnership or limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(b) Each of the Mid-Con Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(c) Each of the Mid-Con Group Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(d) The Partnership has made available to Contango true and complete copies of the Governing Documents of each Mid-Con Group Entity in effect as of the Execution Date. All such Governing Documents are in full force and effect and no Mid-Con Group Entity is in violation of any provisions thereof.

Section 3.2 Capitalization; Limited Partner Interests.

(a) As of the Execution Date, the outstanding capitalization of the Partnership consists of 14,311,522 Partnership Common Units and the Partnership GP Interest. All of such Partnership Common Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the Agreement of Limited Partnership of the Partnership, as amended (the “Partnership LPA”), and are fully paid (to the extent required under the Partnership LPA) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Partnership LPA) and not subject to preemptive rights. As of the Execution Date, 3,764,000 Partnership Common Units were reserved for issuance under the Partnership Equity Plan, of which (i) no Partnership Common Units were subject to outstanding restricted unit awards, (ii) 208,000 Partnership Common Units were subject to outstanding equity-settled phantom unit awards and (iii) no Partnership Common Units were subject to outstanding options, unit appreciation rights or equity or equity-like awards of any other kind. All Partnership Common Units reserved for issuance under the Partnership Equity Plan, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid (to the extent required under the Partnership LPA) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Partnership LPA) and not subject to any preemptive rights. Except as set forth above in this Section 3.2(a), as of the Execution Date, there are not any Partnership Units, partnership interests, voting securities or equity interests of the Partnership issued and outstanding or any Rights issued or granted by, or binding upon, the Partnership. There are no outstanding obligations of any Mid-Con Group Entity to repurchase, redeem or otherwise acquire any Partnership Units or other partnership interests, voting securities or equity interests or any Rights of the Partnership. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the holders of Partnership Units on any matter.

(b) The General Partner is the sole general partner of the Partnership. The General Partner is the sole record and beneficial owner of the Partnership GP Interest, and the Partnership GP Interest has been duly authorized and validly issued in accordance with the Partnership LPA. The Partnership GP Interest is directly owned by the General Partner free and clear of any pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”). Other than the Partnership GP Interest, the General Partner owns no Partnership Units, partnership interests, voting securities, equity interests or other capital stock of the Partnership or any other Person or any Rights issued or granted by, or binding upon, the Partnership or any other Person. The Partnership is the sole record and beneficial owner of the outstanding GP Membership Interests, free and clear of all Liens. Except for the GP Membership Interests, there are not any membership interests, voting securities, equity interests or other capital stock of the General Partner issued and outstanding or any Rights issued or granted by, or binding upon, the General Partner.

(c) Except as set forth in this Section 3.2, as of the Execution Date, no Mid-Con Group Entity has issued any compensatory equity or equity-linked award that remains outstanding, nor has any such entity committed to issue any such award.

(d) Except for the Partnership LPA, there are no unitholder agreements, voting trusts or other agreements or understandings to which the Partnership has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any partnership interests, voting securities or equity interests of any Mid-Con Group Entity.

Section 3.3 Subsidiaries. Section 3.3 of the Mid-Con Disclosure Letter sets forth a true and complete list of the Mid-Con Subsidiaries and their respective jurisdictions of incorporation or organization, as applicable, as of the Execution Date. As of the Execution Date, all of the outstanding shares of capital stock or other equity or voting interests of each Mid-Con Subsidiary (i) are owned, directly or indirectly by the Partnership, beneficially and of record and free and clear of all Liens, in the percentages set out on Section 3.3 of the Mid-Con Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to Mid-Con Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable Mid-Con Subsidiary) and nonassessable (with respect to Mid-Con Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity) and not subject to preemptive rights. Other than ownership interests in the Mid-Con Subsidiaries set forth on Section 3.3 of the Mid-Con Disclosure Letter, the Mid-Con Parties do not own beneficially, directly or indirectly, any equity securities, capital stock or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the Mid-Con Subsidiaries as of the Execution Date. No Mid-Con Party is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority. Each of the Mid-Con Parties has all requisite limited liability company or limited partnership power and authority to execute and deliver this Agreement, to perform all of the terms and conditions hereof to be performed by them and, subject to receipt of the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Mid-Con Parties, and subject to receipt of the Partnership Unitholder Approval, the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite partnership or limited liability company action on the part of each of the Mid-Con Parties. At a meeting duly called and held, the GP Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the Unaffiliated Public Unitholders, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval), and (c) recommended to the General Partner Board the approval of, this Agreement and the transactions contemplated hereby, including the Merger. Upon the receipt of the unanimous recommendation of the GP Conflicts Committee, at a meeting duly called and held, the General Partner Board, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are in, or not opposed to, the best interests of the Partnership and the holders of Partnership Units, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to a vote of the holders of Partnership Common Units by written consent pursuant to Section 13.11 of the Partnership LPA and recommended approval of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Partnership Common Units. The approval of this Agreement and the transactions contemplated hereby, including the Merger, by the affirmative vote or consent of the holders of a majority of the Outstanding (as defined in the Partnership LPA) Partnership Common Units (the “Partnership Unitholder Approval”), is the only vote or approval of partnership interests in the Partnership or of any interest in the General Partner necessary to approve this Agreement and approve and consummate the transactions contemplated by this Agreement, including the Merger, and no other limited liability company or limited partnership proceedings on the part of any Mid-Con Party are necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by each of the Mid-Con Parties and constitutes the valid and legally binding obligation of each of the Mid-Con Parties, enforceable against each of the Mid-Con Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Mid-Con Parties does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Mid-Con Parties with the provisions hereof will not, conflict with, or result in any material violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of any Mid-Con Group Entity under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Governing Documents of any Mid-Con Group Entity, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which any Mid-Con Group Entity is a party or by which any Mid-Con Group Entity or any of their respective properties or assets may be bound and that is material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole) or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the NASDAQ Global Select Market applicable to any Mid-Con Group Entity or by which any Mid-Con Group Entity or any of their respective properties or assets may be bound.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to any Mid-Con Group Entity in connection with the execution, delivery and performance of this Agreement by the Mid-Con Parties or the consummation by the Mid-Con Parties of the Merger or the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DLLCA and the DRULPA, (iii) any filings and approvals required under the rules and regulations of the NASDAQ Global Select Market and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, are not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 3.6 SEC Reports; Financial Statements.

(a) The Partnership has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Partnership since June 30, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Mid-Con SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), the Mid-Con SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Mid-Con SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Mid-Con has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Mid-Con SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made.

(b) The financial statements of the Partnership included in the Mid-Con SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Execution

Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP and the applicable rules and regulations promulgated by the SEC (subject, in the case of the unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount) the financial position of the Partnership and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Partnership and its consolidated Subsidiaries for the periods presented therein. Since January 1, 2019, the Partnership has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Partnership and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Partnership has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Partnership, including its Subsidiaries, required to be disclosed in the Partnership’s periodic and current reports under the Exchange Act, is made known to the principal executive officer and the principal financial officer of the Partnership by others within those entities in connection with the reports the Partnership files under the Exchange Act.

(d) The Partnership and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Partnership’s financial reporting and the preparation of the Partnership’s financial statements for external purposes in accordance with GAAP. The Partnership has disclosed, based on its most recent evaluation of the Partnership’s internal control over financial reporting prior to the Execution Date, to the Partnership’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Partnership’s internal control over financial reporting which are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Partnership’s auditors and audit committee is set forth as Section 3.6(d) of the Mid-Con Disclosure Letter.

(e) As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Mid-Con SEC Documents. To the knowledge of the Partnership, none of the Mid-Con SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(f) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership or any of its Subsidiaries in the Partnership’s published financial statements or other Mid-Con SEC Documents.

Section 3.7 No Undisclosed Liabilities. No Mid-Con Group Entity has any liabilities required by GAAP to be set forth on a consolidated balance sheet of the Mid-Con Group Entities, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Partnership and its Subsidiaries as of December 31, 2019 included in the Annual Report on Form 10-K filed by the Partnership with the SEC on March 12, 2020 (without giving effect to any amendment thereto filed on or after the Execution Date), (b) for liabilities and obligations of the Partnership and the Mid-Con Subsidiaries incurred in the ordinary course of business consistent with past practice since December 31, 2019, (c) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, or (d) liabilities that are not material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole).

Section 3.8 Certain Information. None of the information supplied (or to be supplied) by or on behalf of the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Contango with respect to the issuance of shares of Contango Common Stock in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it (or any post-effective amendment or supplement) becomes or is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the consent statement/proxy statement filed by the Partnership and Contango with the SEC in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (the “Consent Statement/Proxy Statement/Prospectus”) will, on the date the Consent Statement/Proxy Statement/Prospectus is first mailed to unitholders of the Partnership, on the date it is first mailed to shareholders of Contango, at the time of any amendments or supplements thereto and, if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting in accordance with Section 5.4(c)(i), at the time of such Contango Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The Consent Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of the Contango Parties for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.9 Absence of Certain Changes or Events. Since June 30, 2020: (a) the Mid-Con Group Entities have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect; and (c) other than the execution and delivery of the Asset Purchase Agreement, none of the Mid-Con Group Entities has taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in paragraph (i), (ii), (iii), (iv), (v), (vi), (xii), (xiv) or (xix) of Section  5.1(a).

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Partnership, threatened (i) against or affecting any Mid-Con Group Entity or (ii) to the knowledge of the Partnership, any of their respective properties or assets, in each case, other than such Actions that would not be reasonably expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There is no Action pending or, to the knowledge of the Partnership, threatened against or affecting any present or former officer, director or employee of any Mid-Con Group Entity in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $150,000 and (b) does not seek material injunctive or other non-monetary relief. No Mid-Con Group Entity or, to the knowledge of the Partnership, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except where such judgment, order, injunction, rule or decree of any Governmental Entity would not be reasonably expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There is no Action pending or, to the knowledge of the Partnership, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.11 Compliance with Laws. The businesses of the Mid-Con Group Entities are currently being conducted, and at all times since January 1, 2019 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Mid-Con Group Entities, taken as a whole. No investigation or review by any Governmental Entity with respect to the Mid-Con Group Entities is pending or threatened in writing (or, to the knowledge of the Partnership, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to the Mid-Con Group Entities, taken as a whole. The Mid-Con Group Entities have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary under Law for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to so possess or have filed any of the Permits would not reasonably be expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby, except where such revocation, non-renewal, adverse modification or cancellation would not reasonably be expected to result in, individually or in the aggregate, material liability to the Mid-Con Group Entities, taken as a whole.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Mid-Con Disclosure Letter contains a true and complete list of each material Mid-Con Plan. The Partnership has provided or made available to Contango a current, accurate and complete copy of each Mid-Con Plan and any amendments thereto, or if such Mid-Con Plan is not in written form, a written summary of all of the material terms and conditions of such Mid-Con Plan. With respect to each Mid-Con Plan, the Partnership has furnished or made available to Contango a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement, insurance, annuity or other funding instrument, (ii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the participants thereof concerning the extent of the benefits provided under a Mid-Con Plan, (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) all non-routine correspondence with any Governmental Entity. No Mid-Con Group Entity has made any commitment (x) to create, incur liability with respect to or cause to exist any other material compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide material compensation or benefits to any individual, in each case other than required by the terms of the Mid-Con Plans as in effect as of the date hereof or (y) to modify, change or terminate any Mid-Con Plan, other than a modification, change or termination required by applicable Law.

(b) No Mid-Con Plan is, and no Mid-Con Group Entity or any member of their “Controlled Group” (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to a plan that is: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) a “multiple employer welfare arrangement,” within the meaning of Section 3(40)(A) of ERISA.

(c) With respect to the Mid-Con Plans:

(i) each Mid-Con Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, to the knowledge of the Partnership, has occurred with respect to any Mid-Con Plan, and all contributions, payments, premiums and reimbursements required to be made under the terms of any Mid-Con Plan have been timely made;

(iii) each Mid-Con Plan intended to be qualified under Section 401(a) of the Code is so qualified, has received a currently effective favorable determination or opinion letter from the IRS that it is so qualified or has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to, and may be relied upon by, the adopting employer, and, to the knowledge of the Partnership, no circumstances exist that would reasonably be expected to adversely affect the qualification of any such Mid-Con Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Partnership, threatened, relating to the Mid-Con Plans, any fiduciaries thereof with respect to their duties to the Mid-Con Plans or the assets of any of the trusts under any of the Mid-Con Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to result in any such actions;

(v) no Mid-Con Group Entity maintains any Mid-Con Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Sections 4980B and 4980H of the Code, and no Mid-Con Group Entity is subject to any liability of any kind whatsoever, whether direct, indirect, contingent or otherwise, on account of any violation of the requirements of Section 601, et seq. of ERISA or Section 4980B or 4980H of the Code;

(vi) none of the Mid-Con Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and no Mid-Con Group Entity or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of any Mid-Con Group Entity (either individually or to employees of any Mid-Con Group Entity as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or similar state law;

(vii) each Mid-Con Plan is maintained solely in the United States and subject only to the laws of the United States; and

(viii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of any Mid-Con Group Entity to severance pay, unemployment compensation, retention payments, change in control payments or any other similar payment, (B) result in, cause the accelerated vesting, funding or delivery of, or increase the amount of or otherwise enhance the value of, any payment or benefit due any such employee, officer, director or consultant, or (C) trigger any obligation to fund any Mid-Con Plan.

(d) No Mid-Con Group Entity is a party to any agreement, contract, arrangement or plan (including any Mid-Con Plan) that would reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which any Mid-Con Group Entity is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Mid-Con Plan that is subject to Section 409A of the Code has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 3.13 Labor Matters.

(a) As of the Execution Date, other than four employees of the Partnership, no Mid-Con Group Entity employs any individuals. The Mid-Con Group Entities are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization, employee classification, payment and withholding of taxes, and employee termination notice requirements. During the preceding three years there have been no and there are no pending or, to the knowledge of the Partnership, threatened material labor disputes, work stoppages, labor strikes or lockouts against any Mid-Con Group Entity by employees.

(b) No Mid-Con Group Entity is or has been a party to, is or has been bound by, is or has been negotiating, or has been asked to negotiate any collective bargaining agreement or other agreement or understanding with any labor union, labor organization, or similar employee group. There are no (i) unfair labor practice charges or complaints against any Mid-Con Group Entity pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of the Partnership, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against any Mid-Con Group Entity that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Partnership, no current employee or officer of any Mid-Con Group Entity has informed the Partnership that he or she intends to resign as a result of the consummation of the transactions contemplated hereby.

(d) With respect to any current or former employee, officer, consultant or other service provider of any Mid-Con Group Entity, there are no actions against any Mid-Con Group Entity pending, or to the Partnership’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of such Mid-Con Group Entity, including any claim relating to employment discrimination, harassment, retaliation, equal pay or employment classification, except where such action would not, individually or in the aggregate, result in any Mid-Con Group Entity incurring a material liability.

(e) The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which any Mid-Con Group Entity is a party.

Section 3.14 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect:

(i) the Partnership and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance with Environmental Laws;

(ii) as of the Execution Date, the Partnership and its Subsidiaries are not subject to any pending or, to the Partnership’s knowledge, threatened Proceeding under Environmental Laws;

(iii) no Mid-Con Group Entity or, to the knowledge of the Partnership, any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity arising from or relating to any Environmental Law;

(iv) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Partnership, formerly owned, operated or otherwise used by the Partnership or any of its Subsidiaries, or, to the knowledge of the Partnership, by any predecessors of the Partnership or any Subsidiary of the Partnership, which Releases are reasonably likely to result in liability to the Partnership under Environmental Law, and, as of the Execution Date, neither the Partnership nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Partnership, or at or from any off-site location where Hazardous Materials from the Partnership’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(v) neither the Partnership nor its Subsidiaries has assumed any obligation or liability of a third party relating to or arising under any Environmental Law by Contract.

(b) All environmental investigation, assessment and audit reports prepared during the past three years by or on behalf of, or that are in the possession of, the Partnership or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by Contango prior to the Execution Date.

(c) Except as expressly set forth in this Section 3.14 and except for the representations and warranties relating to the Permits as expressly set forth in Section 3.11, neither the Partnership nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

Section 3.15 Taxes.

(a) Each Mid-Con Group Entity has filed all material Tax Returns required to be filed by it and has paid (or a Mid-Con Group Entity has paid on its behalf) all Taxes shown as due on such Tax Returns, and the most recent financial statements contained in the Mid-Con SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by the Mid-Con Group Entities accrued through the date of such Mid-Con SEC Documents.

(b) No Mid-Con Group Entity has made any material Tax election or change in Tax reporting or treatment since the date of such Mid-Con SEC Documents.

(c) No material deficiencies or other claims for any Taxes have been proposed, asserted or assessed against any Mid-Con Group Entity that are not adequately reserved for.

(d) There are no material liens with respect to Taxes upon any of the assets or properties of a Mid-Con Group Entity other than with respect to Taxes not yet due and payable. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Mid-Con Group Entity. No Mid-Con Group Entity has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No Mid-Con Group Entity has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any provision of state, local or foreign law similar to Section 481(a) of the Code by reason of a change in accounting method initiated by it or any other relevant party, nor has any application pending with any Tax authority requesting permission for any changes in accounting methods that relate to the business or assets of any Mid-Con Group Entity. No Mid-Con Group Entity will be required to include amounts in income, or exclude items of deduction, in a state or local taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

(e) Each Mid-Con Group Entity is either a partnership organized in a state of the United States or an entity disregarded as separate from such a partnership for federal income tax purposes.

(f) Each Mid-Con Group Entity treated as a partnership for federal income tax purposes has an election under Section 754 of the Code in effect.

(g) No Mid-Con Group Entity has any assets co-owned for purposes of Section 761 of the Code that does not have a valid election under Treasury Regulations §1.761-2 to be excluded from the application of Subchapter K of the Code.

(h) The Partnership is a partnership for federal income tax purposes and at least 90% of the gross income of the Partnership for each taxable year ending after its initial public offering has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 3.16 Contracts.

(a) Section 3.16 of the Mid-Con Disclosure Letter lists, as of the Execution Date, each Contract of the following types (excluding any Mid-Con Plan) to which any Mid-Con Group Entity is a party or by which any of their respective properties or assets is bound:

(i) any Contract that would be required to be filed by the Partnership as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Partnership on a Current Report on Form 8-K;

(ii) any Contract that limits the ability of any Mid-Con Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Contango or any of its Subsidiaries, including Surviving Entity) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), or that restricts the right of any Mid-Con Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would restrict the right of Contango or any of its Subsidiaries, including Surviving Entity) to sell to or purchase from any Person or to hire any Person;

(iii) any Contract that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of any Mid-Con Group Entity, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of any Mid-Con Group Entity, to which any Mid-Con Group Entity or any of their Affiliates is subject, and is material to the business of the Mid-Con Group Entities, taken as a whole;

(iv) any partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Mid-Con Group Entities;

(v) any Contract relating to Indebtedness and having an outstanding principal amount in excess of $500,000;

(vi) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more, other than Contracts involving the acquisition or disposition of Hydrocarbons in the ordinary course of business;

(vii) any Contract for the lease of personal property or Mid-Con Leased Real Property involving aggregate payments in excess of $500,000 in any calendar year that are not terminable without penalty within 60 days, other than Contracts related to drilling rigs;

(viii) any joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring any Mid-Con Group Entity to make annual expenditures in excess of $250,000 or aggregate payments in excess of $500,000 during the 12-month period following the

Execution Date, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix) any Contract that provides for the sale by any Mid-Con Group Entity of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Mid-Con Group Entity to terminate it without penalty on 60 days’ notice, or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(x) each Contract that is a transportation, processing or gathering agreement to which any Mid-Con Group Entity is a party involving the transportation, processing or gathering of more than 1,000 Mcf of gaseous Hydrocarbons per day, or 50 barrels of liquid Hydrocarbons per day;

(xi) any Contract that by its terms calls for aggregate payment or receipt by any Mid-Con Group Entity under such Contract of more than $500,000 over the remaining term of such Contract;

(xii) any Contract pursuant to which any Mid-Con Group Entity has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $500,000;

(xiii) any Contract that provides for any standstill or similar obligations;

(xiv) any Contract that obligates any Mid-Con Group Entity to make any capital commitment, loan or expenditure in an amount in excess of $250,000;

(xv) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; or

(xvi) any Contract for futures, swap, collar, put, call, floor, cap, option, or other contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates (a “Commodity Derivative Instrument”) that is currently in effect or will be binding on any Mid-Con Group Entity or any Contango Group Entity after the Closing.

Each contract of the type described in clauses (i) through (xvi) is referred to herein as a “Mid-Con Material Contract.”

(b) (i) Each Mid-Con Material Contract is valid and binding on the Mid-Con Group Entity party thereto and, to the knowledge of the Partnership, each other party thereto, and is in full force and effect and enforceable in accordance with its terms except that such enforceability is subject to creditors’ rights and remedies generally; (ii) such Mid-Con Group Entity and, to the knowledge of the Partnership, each other party thereto has performed all obligations required to be performed by it under each Mid-Con Material Contract; and (iii) there is no default under any Mid-Con Material Contract by such Mid-Con Group Entity or, to the knowledge of the Partnership, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of such Mid-Con Group Entity or, to the knowledge of the Partnership, any other party thereto under any such Mid-Con Material Contract, nor has such Mid-Con Group Entity received any notice of any such default, event or condition, in case, except as would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. The Partnership has made available to Contango true and complete copies of all Mid-Con Material Contracts, including all amendments thereto.

Section 3.17 Insurance. The Mid-Con Group Entities are covered by valid and currently effective insurance policies issued in favor of the Mid-Con Group Entities that are customary and adequate for companies of similar size in the oil and gas exploration, production and development industry in the locations in which the Mid-Con

Group Entities operate. Section 3.17 of the Mid-Con Disclosure Letter sets forth, as of the Execution Date, a true and complete list of all material insurance policies issued in favor of any Mid-Con Group Entity, or pursuant to which any Mid-Con Group Entity is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) no Mid-Con Group Entity is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Partnership, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 3.18 Properties. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Mid-Con’s Oil and Gas Properties: (a) the Partnership and its Subsidiaries have good, valid and defensible title to all real property owned by the Partnership or any of its Subsidiaries (collectively, the “Mid-Con Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Partnership or any of its Subsidiaries (collectively, including the improvements thereon, the “Mid-Con Leased Real Property”) free and clear of all Liens, except Permitted Liens, (b) each agreement under which the Partnership or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Mid-Con Material Leased Real Property (each, a “Mid-Con Real Property Lease”)is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and neither the Partnership nor any of its Subsidiaries, or to the knowledge of the Partnership, any other party thereto, has received written notice of any default under any Mid-Con Real Property Lease, and (c) there does not exist any pending or, to the knowledge of the Partnership, threatened condemnation or eminent domain Proceedings that affect any of the Partnership’s Oil and Gas Properties, Mid-Con Owned Real Property or Mid-Con Leased Real Property.

Section 3.19 Rights-of-Way. Each Mid-Con Group Entity has such consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the ordinary course, except for such Rights-of-Way the absence of which is not and would not reasonably be expected to cause a Mid-Con Material Adverse Effect. Each Mid-Con Group Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that are not and would not reasonably be expected to cause, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 3.20 Oil and Gas Matters.

(a) The Partnership has made available to Contango true and complete copies of all written reports prepared since January 1, 2019 and delivered to or received by any Mid-Con Group Entity in writing on or before the Execution Date estimating the Mid-Con Group Entities’ oil and gas reserves by an unaffiliated person concerning the Oil and Gas Properties of the Mid-Con Group Entities. Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Partnership and evaluated by Cawley, Gillespie & Associates, Inc. (“CG&A”) relating to the interests referred to therein as of December 31, 2019 (the “Mid-Con Reserve Report”) or (ii) reflected in the Mid-Con Reserve Report or in the Mid-Con SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the Execution Date in accordance with Section 5.1(a)), the Mid-Con Group Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Mid-Con Reserve Report and in each case as attributable to interests owned by the Mid-Con Group Entities, free and clear of any Liens, except for Permitted Liens. For purposes of the foregoing sentence, “good and defensible title” means that the applicable entity’s title (as of the Execution Date and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that, as of the Closing Date, and subject to Permitted Liens (1) entitles such entity to receive (after satisfaction of all Production Burdens applicable thereto) not less than the net revenue interest share shown in the Mid-Con Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (i) any decreases in connection with those operations in which any Mid-Con Group Entity may elect after the Execution Date to be a non-consenting co-owner, (ii) any decreases resulting from the establishment or amendment, after the Execution Date, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates such entity to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Mid-Con Reserve Report for such Oil and Gas Properties except, in each case, for (i) increases that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections of title (other than Permitted Liens).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mid-Con Material Adverse Effect, the factual, non-interpretive data supplied by the Partnership to CG&A relating to the interests referred to in the Mid-Con Reserve Report, by or on behalf of the Partnership and its Subsidiaries that were material to CG&A’s evaluation of the Partnership’s and its Subsidiaries’ estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Partnership and its Subsidiaries in connection with CG&A’s evaluation of the Mid-Con Reserve Report was, as of the time provided to CG&A, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mid-Con Material Adverse Effect, the oil and gas reserve estimates of the Partnership and its Subsidiaries set forth in the Mid-Con Reserve Report are derived from reports that have been prepared internally by the Partnership’s management and evaluated by CG&A, and such reserve estimates fairly reflect the oil and gas reserves of the Partnership and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Mid-Con Reserve Report that is or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

(c) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual by any Mid-Con Group Entity under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens owed by the Mid-Con Group Entities with respect to any Oil and Gas Properties owned or held by the Mid-Con Group Entities have been timely and properly paid (except for any amounts being held in suspense), (iii) none of the Mid-Con Group Entities (and, to the Partnership’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Mid-Con Group Entity, (iv) each Oil and Gas Lease to which the Partnership and any of its Subsidiaries is a party is in full force and effect and (v) none of the Partnership or any of its Subsidiaries has received written notice from any other party to any such Oil and Gas Lease that any of the Partnership or any of its Subsidiaries is in breach or default under any Oil and Gas Lease.

(d) Except as would not be material, individually or in the aggregate, to the Mid-Con Group Entities, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Mid-Con Group Entities are being received by them in a timely manner and are not being held in suspense (by any Mid-Con Group Entity or, to the knowledge of the Partnership, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) Since June 30, 2019, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Mid-Con Group Entities or otherwise associated with an Oil and Gas Property of the Mid-Con Group Entities have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Mid-Con Group Entity related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole).

(f) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect, to the knowledge of the Partnership, there is no well included in the Oil and Gas Properties for which any Mid-Con Group Entity is currently obligated to plug and abandon pursuant to the terms of any Oil and Gas Lease, Contract or applicable Law.

(g) As of the Execution Date, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), and except for Production Burdens reflected in the applicable net revenue interest in the Mid-Con Reserve Report, no Mid-Con Group Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time without then or thereafter receiving the full contract price therefor.

(h) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), none of the material Oil and Gas Properties of any Mid-Con Group Entity is subject to any preferential purchase, consent, transfer fee, termination fee or similar right or obligation that would become operative as a result of the Merger.

Section 3.21 Intellectual Property. Each Mid-Con Group Entity owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Mid-Con Intellectual Property”) except where the failure to own or have the right to use such Mid-Con Intellectual Property would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. There are no pending or, to the knowledge of the Partnership, threatened claims by any Person alleging infringement, misappropriation or dilution by any Mid-Con Group Entity of the intellectual property rights of any Person. The conduct of the businesses of the Mid-Con Group Entities has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect. No Mid-Con Group Entity has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Mid-Con Intellectual Property. To the knowledge of the Partnership, no Person is infringing, misappropriating or diluting any Mid-Con Intellectual Property. The Mid-Con Group Entities have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

Section 3.22 State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Governing Documents of either Mid-Con Party is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.23 No Rights Plan. There is no unitholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which any Mid-Con Party is a party or is otherwise bound.

Section 3.24 Related Party Transactions. Except as otherwise disclosed in the Mid-Con SEC Documents, no present or former director, executive officer, stockholder, partner, member, employee or Affiliate of any Mid-Con Group Entity, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Mid-Con Related Party”), is a party to any Contract with or binding upon any Mid-Con Group Entity or any of their respective properties or assets or has any interest in any property owned by any Mid-Con Group Entity or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Mid-Con SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except as otherwise disclosed in the Mid-Con SEC Documents, no Mid-Con Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of any Mid-Con Group Entity, or any organization which has a Contract with any Mid-Con Group Entity.

Section 3.25 Certain Payments. No Mid-Con Group Entity (or, to the knowledge of the Partnership, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.26 Regulatory Matters. Neither Mid-Con Party is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. No Mid-Con Group Entity owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (a) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (b) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.” No Mid-Con Group Entity owns, controls or has under development any (a) refining capacity or (b)  oil or gas transportation infrastructure (other than gathering facilities).

Section 3.27 Derivatives.

(a) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), all Commodity Derivative Instruments entered into by any Mid-Con Group Entity or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Mid-Con Group Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Commodity Derivative Instruments.

(b) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Mid-Con Group Entities (taken as a whole), the Mid-Con Group Entities have duly performed in all respects all of their respective obligations under the Commodity Derivative Instruments to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Mid-Con SEC Documents accurately summarize, in all material respects, the outstanding positions under any Commodity Derivative Instrument of the Mid-Con Group Entities, including Hydrocarbon and financial positions under any Commodity Derivative Instrument of any Mid-Con Group Entity attributable to the production and marketing of any Mid-Con Group Entity, as of the dates reflected therein.

Section 3.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Petrie Partners, LLC, the fees and expenses of which will be paid by the Partnership, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Mid-Con Group Entity. The Partnership has furnished to Contango a true and complete copy of any Contract between any Mid-Con Group Entity and Petrie Partners, LLC pursuant to which Petrie Partners, LLC could be entitled to any payment from any Mid-Con Group Entity relating to the transactions contemplated hereby.

Section 3.29 Opinion of Financial Advisor. The GP Conflicts Committee has received the opinion of Petrie Partners, LLC, dated the Execution Date, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Public Unitholders, a signed true and complete copy of which opinion has been or will promptly be provided to Contango.

Section 3.30 Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, THE MID-CON PARTIES ARE NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE PARTNERSHIP UNITS OR THE BUSINESS, ASSETS OR LIABILITIES OF ANY MID-CON GROUP ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

Section 3.31 Effect of Contango’s Knowledge. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE MID-CON GROUP ENTITIES NOR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES SHALL HAVE ANY LIABILITY FOR ANY BREACH OF OR INACCURACY IN ANY REPRESENTATION OR WARRANTY MADE BY THE MID-CON PARTIES IN THIS ARTICLE III TO THE EXTENT THAT CONTANGO HAD KNOWLEDGE AT OR BEFORE THE EXECUTION DATE OF THE FACTS AS A RESULT OF WHICH SUCH REPRESENTATION OR WARRANTY WAS BREACHED OR INACCURATE.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CONTANGO PARTIES

Except (a) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Contango Parties to the Mid-Con Parties immediately prior to the execution of this Agreement (the “Contango Disclosure Letter”) (provided that (i) the disclosure of any information in a particular section or subsection of the Contango Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Contango Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such has had, or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect) or (b) as disclosed in the Contango SEC Documents (excluding any disclosure set forth in such Contango SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure) filed on or after January 1, 2019 and at least 24 hours prior to the Execution Date (without giving effect to any disclosure set forth in any Contango SEC Document or any amendment to any Contango SEC Documents in each case filed on or after the Execution Date), each of the Contango Parties hereby represents and warrants to the Mid-Con Parties as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of the Contango Parties is a corporation or limited liability company duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(b) Each of the Contango Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its respective organization or formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(c) Each of the Contango Group Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, holding or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(d) Contango has made available to the Partnership true and complete copies of the Governing Documents of each Contango Group Entity in effect as of the Execution Date. All such Governing Documents are in full force and effect and no Contango Group Entity is in violation of any provisions thereof.

(e) All of the issued and outstanding limited liability company interests of Michael Merger Sub are owned, beneficially and of record, by Contango. Michael Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Michael Merger Sub does not have, directly or indirectly, any assets, liabilities or obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.2 Capital Stock.

(a) As of the Execution Date, the authorized capital stock of Contango consists of 405,000,000 shares, of which 400,000,000 shares are Contango Common Stock and 5,000,000 shares are preferred stock, par value $0.04 per share (the “Contango Preferred Stock”). As of the Execution Date, (i) 133,076,988 shares of Contango Common Stock were issued and outstanding and an additional 74,290 shares of Contango Common Stock were held by Contango in its treasury and (ii) no shares of Contango Preferred Stock were issued and outstanding. All outstanding shares of Contango Common Stock have been duly authorized and validly issued in accordance with the Governing Documents of Contango and are fully paid and nonassessable and not subject to preemptive rights. As of the Execution Date, 4,396,368 shares of Contango Common Stock were reserved for issuance under the Contango 2009 Incentive Compensation Plan and no shares of Contango Common Stock were reserved for issuance under the Crimson Exploration Inc. Amended and Restated 2005 Stock Incentive Plan, of which (i) 1,325,907 shares of Contango Common Stock were subject to outstanding restricted stock awards,

(ii) 3,050,614 shares of Contango Common Stock were subject to outstanding performance-based restricted stock awards (assuming target achievement of performance objectives), (iii) 19,847 shares of Contango Common Stock were subject to outstanding stock options and (iv) no shares of Contango Common Stock were subject to outstanding stock appreciation rights or equity or equity-like awards of any other kind. All shares of Contango Common Stock reserved for issuance under the Contango 2009 Incentive Compensation Plan and the Crimson Exploration Inc. Amended and Restated 2005 Stock Incentive Plan, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 4.2(a), as of the Execution Date, there are not any shares of capital stock, voting securities or equity interests of Contango issued and outstanding or any Rights issued or granted by, or binding upon, Contango. There are no outstanding obligations of any Contango Group Entity to repurchase, redeem or otherwise acquire any capital stock, voting securities or equity interests or any Rights of Contango. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Contango on any matter.

(b) The shares of Contango Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(c) Except as set forth in this Section 4.2, as of the Execution Date, no Contango Group Entity has issued any compensatory equity or equity-linked award that remains outstanding, nor has any such entity committed to issue any such award.

(d) There are no shareholder agreements, voting trusts or other agreements or understandings to which Contango has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock, voting securities or equity interests of any Contango Group Entity.

Section 4.3 Subsidiaries. Section 4.3 of the Contango Disclosure Letter sets forth a true and complete list of the Contango Subsidiaries and their respective jurisdictions of incorporation or organization, as applicable, as of the Execution Date. As of the Execution Date, all of the outstanding shares of capital stock or other equity or voting interests of each Contango Subsidiary (i) are owned, directly or indirectly by Contango, beneficially and of record and free and clear of all Liens, in the percentages set out on Section 4.3 of the Contango Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to Contango Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable Contango Subsidiary) and nonassessable (with respect to Contango Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity) and not subject to preemptive rights. Other than ownership interests in the Contango Subsidiaries set forth on Section 4.3 of the Contango Disclosure Letter, the Contango Parties do not own beneficially, directly or indirectly, any equity securities, capital stock or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the Contango Subsidiaries as of the Execution Date. No Contango Party is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority. Each of the Contango Parties has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform all of the terms and conditions hereof to be performed by them and, subject to receipt of the Contango Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Contango Parties, and subject to receipt of the Contango Shareholder Approval, the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate or limited liability company action on the part of each of the Contango Parties. At a meeting duly called and held, the

Contango Board, by unanimous vote of the disinterested directors, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of Contango and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to submit the Contango Stock Issuance to a vote of Contango’s shareholders and to recommend approval of the Contango Stock Issuance by Contango’s shareholders. The affirmative vote (in person or by proxy) of a majority of the outstanding Contango Common Stock entitled to vote thereon and present in person or represented by proxy at a duly held Contango Special Shareholders Meeting to approve the Contango Stock Issuance in accordance with the rules and regulations of the NYSE American or, if written consent is sought in accordance with Section 5.4(c)(ii) and Section 2.12 of the Bylaws of Contango (the “Contango Bylaws”), the affirmative vote of a majority of the outstanding Contango Common Stock entitled to vote thereon (the “Contango Shareholder Approval”) is the only vote or approval of the holders of any class or series of the capital stock of Contango necessary to approve the Contango Stock Issuance and consummate the transactions contemplated by this Agreement, including the Merger, and no other corporate or limited liability company proceedings on the part of any Contango Party are necessary to consummate the transactions contemplated hereby, including the Merger. Contango, in its capacity as sole member of Michael Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Contango Parties and constitutes the valid and legally binding obligation of each of the Contango Parties, enforceable against each of the Contango Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Contango Parties does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Contango Parties with the provisions hereof will not, conflict with, or result in any material violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of any Contango Group Entity under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Governing Documents of any Contango Group Entity, (ii) any Contract to which any Contango Group Entity is a party or by which any Contango Group Entity or any of their respective properties or assets may be bound and that is material, individually or in the aggregate, to the Contango Group Entities (taken as a whole) or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of the NYSE American applicable to any Contango Group Entity or by which any Contango Group Entity or any of their respective properties or assets may be bound.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to any Contango Group Entity in connection with the execution, delivery and performance of this Agreement by the Contango Parties or the consummation by the Contango Parties of the Merger or the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DLLCA and the DRULPA, (iii) any filings and approvals required under the rules and regulations of the NYSE American and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, are not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

Section 4.6 SEC Reports; Financial Statements.

(a) Contango has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Contango since June 30, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Contango SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the Execution Date, then on the date of such filing), the Contango SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Contango SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Contango has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Contango SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made.

(b) The financial statements of Contango included in the Contango SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Execution Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP and the applicable rules and regulations promulgated by the SEC (subject, in the case of the unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount) the financial position of Contango and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Contango and its consolidated Subsidiaries for the periods presented therein. Since January 1, 2019, Contango has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Contango and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Contango has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Contango, including its Subsidiaries, required to be disclosed in Contango’s periodic and current reports under the Exchange Act, is made known to the principal executive officer and the principal financial officer of Contango by others within those entities in connection with the reports Contango files under the Exchange Act.

(d) Contango and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Contango’s financial reporting and the preparation of Contango’s financial statements for external purposes in accordance with GAAP. Contango has disclosed, based on its most recent evaluation of Contango’s internal control over financial reporting prior to the Execution Date, to Contango’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Contango’s internal control over financial reporting which are reasonably likely to adversely affect Contango’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Contango’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Contango’s auditors and audit committee is set forth as Section 4.6(d) of the Contango Disclosure Letter.

(e) As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Contango SEC Documents. To the knowledge of

Contango, none of the Contango SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(f) Neither Contango nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Contango and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Contango or any of its Subsidiaries in Contango’s published financial statements or other Contango SEC Documents.

Section 4.7 No Undisclosed Liabilities. No Contango Group Entity has any liabilities required by GAAP to be set forth on a consolidated balance sheet of the Contango Group Entities, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Contango and its Subsidiaries as of December 31, 2019 included in the Annual Report on Form 10-K filed by Contango with the SEC on March 30, 2020 (without giving effect to any amendment thereto filed on or after the Execution Date), (b) for liabilities and obligations of Contango and the Contango Subsidiaries incurred in the ordinary course of business consistent with past practice since December 31, 2019, (c) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, or (d) liabilities that are not material, individually or in the aggregate, to the Contango Group Entities (taken as a whole).

Section 4.8 Certain Information. None of the information supplied (or to be supplied) by or on behalf of Contango specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it (or any post-effective amendment or supplement) becomes or is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Consent Statement/Proxy Statement/Prospectus will, on the date it is first mailed to unitholders of the Partnership, on the date the Consent Statement/Proxy Statement/Prospectus is first mailed to shareholders of Contango, at the time of any amendments or supplements thereto and, if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting in accordance with Section 5.4(c)(i), at the time of such Contango Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading. The Consent Statement/Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, Contango makes no representation or warranty with respect to information supplied by or on behalf of the Mid-Con Parties for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.9 Absence of Certain Changes or Events. Since June 30, 2020: (a) the Contango Group Entities have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect; and (c) none of the Contango Group Entities has taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in paragraph (i), (ii), (iii), (iv), or (v) of Section 5.1(b).

Section 4.10 Litigation. There is no Action pending or, to the knowledge of Contango, threatened (i) against or affecting any Contango Group Entity or (ii) to the knowledge of Contango, any of their respective properties or assets, in each case, other than such Actions that would not be reasonably expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There is no Action pending or, to the knowledge of Contango, threatened against or affecting any present or former officer, director or employee of any Contango Group Entity in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $150,000 and (b) does not seek material injunctive or other non-monetary relief. No Contango Group Entity or, to the knowledge of Contango, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except where such judgment, order, injunction, rule or decree of any Governmental Entity would not be reasonably expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There is no Action pending or, to the knowledge of Contango, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.11 Compliance with Laws. The businesses of the Contango Group Entities are currently being conducted, and at all times since January 1, 2019 have been conducted, in compliance with all applicable Laws, except where the failure to so comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Contango Group Entities, taken as a whole. No investigation or review by any Governmental Entity with respect to the Contango Group Entities is pending or threatened in writing (or, to the knowledge of Contango, threatened orally), other than those the outcome that would not reasonably be expected to be, individually or in the aggregate, material to the Contango Group Entities, taken as a whole. The Contango Group Entities have in effect all Permits of all Governmental Entities necessary under Law for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to so possess or have filed any of the Permits would not reasonably be expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby, except where such revocation, non-renewal, adverse modification or cancellation would not reasonably be expected to result in, individually or in the aggregate, material liability to the Contango Group Entities, taken as a whole.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Contango Disclosure Letter contains a true and complete list of each material Contango Plan. Contango has provided or made available to the Partnership a current, accurate and complete copy of each Contango Plan and any amendments thereto, or if such Contango Plan is not in written form, a written summary of all of the material terms and conditions of such Contango Plan. With respect to each Contango Plan, Contango has furnished or made available to the Partnership a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement, insurance, annuity or other funding instrument, (ii) the most recent determination or opinion letter from the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of any Contango Group Entity or other participants thereof concerning the extent of the benefits provided under a Contango Plan, (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) all non-routine correspondence with any Governmental Entity. No Contango Group Entity has made any commitment (x) to create, incur liability with respect to or cause to exist any other material compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide material compensation or benefits to any individual, in each case other than required by the terms of the Contango Plans as in effect as of the date hereof or (y) to modify, change or terminate any Contango Plan, other than a modification, change or termination required by applicable Law.

(b) No Contango Plan is, and no Contango Group Entity or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to a plan that is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan that is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) a “multiple employer welfare arrangement,” within the meaning of Section 3(40)(A) of ERISA.

(c) With respect to the Contango Plans:

(i) each Contango Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, to the knowledge of Contango, has occurred with respect to any Contango Plan, and all contributions, payments, premiums and reimbursements required to be made under the terms of any Contango Plan have been timely made;

(iii) each Contango Plan intended to be qualified under Section 401(a) of the Code is so qualified, has received a currently effective favorable determination or opinion letter from the IRS that it is so qualified or has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to, and may be relied upon by, the adopting employer, and, to the knowledge of Contango, no circumstances exist that would reasonably be expected to adversely affect the qualification of any such Contango Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Contango, threatened, relating to the Contango Plans, any fiduciaries thereof with respect to their duties to the Contango Plans or the assets of any of the trusts under any of the Contango Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to result in any such actions;

(v) no Contango Group Entity maintains any Contango Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Sections 4980B and 4980H of the Code, and no Contango Group Entity is subject to any liability of any kind whatsoever, whether direct, indirect, contingent or otherwise, on account of any violation of the requirements of Section 601, et seq. of ERISA or Section 4980B or 4980H of the Code;

(vi) none of the Contango Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and no Contango Group Entity or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of any Contango Group Entity (either individually or to employees of any Contango Group Entity as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or similar state law;

(vii) each Contango Plan is maintained solely in the United States and subject only to the laws of the United States; and

(viii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of any Contango Group Entity to severance pay, unemployment compensation, retention payments, change in control payments or any other similar payment, (B) result in, cause the accelerated vesting, funding or delivery of, or increase the amount of or otherwise enhance the value of, any payment or benefit due any such employee, officer, director or consultant, or (C) trigger any obligation to fund any Contango Plan.

(d) No Contango Group Entity is a party to any agreement, contract, arrangement or plan (including any Contango Plan) that would reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which any Contango Group Entity is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Contango Plan that is subject to Section 409A of the Code has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 4.13 Labor Matters.

(a) The Contango Group Entities are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization, employee classification, payment and withholding of taxes, and employee termination notice requirements. During the preceding three years there have been no and there are no pending or, to the knowledge of Contango, threatened material, labor disputes, work stoppages, labor strikes or lockouts against any Contango Group Entity by employees.

(b) No Contango Group Entity is or has been a party to, is or has been bound by, is or has been negotiating, or has been asked to negotiate any collective bargaining agreement or other agreement or understanding with any labor union, labor organization, or similar employee group. To the knowledge of Contango, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of any Contango Group Entity. There are no (i) unfair labor practice charges or complaints against any Contango Group Entity pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of Contango, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against any Contango Group Entity that arose out of or under any collective bargaining agreement.

(c) To the knowledge of Contango, no current employee or officer of any Contango Group Entity has informed Contango that he or she intends to resign as a result of the consummation of the transactions contemplated hereby.

(d) With respect to any current or former employee, officer, consultant or other service provider of any Contango Group Entity, there are no actions against any Contango Group Entity pending, or to Contango’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of such Contango Group Entity, including any claim relating to employment discrimination, harassment, retaliation, equal pay or employment classification, except where such action would not, individually or in the aggregate, result in any Contango Group Entity incurring a material liability.

(e) The execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which any Contango Group Entity is a party.

Section 4.14 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect:

(i) Contango and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance with Environmental Laws;

(ii) as of the Execution Date, Contango and its Subsidiaries are not subject to any pending or, to Contango’s knowledge, threatened Proceeding under Environmental Laws;

(iii) no Contango Group Entity or, to the knowledge of the Contango, any of their respective properties or assets, is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity arising from or relating to Environmental Law;

(iv) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Contango, formerly owned, operated or otherwise used by Contango or any of its Subsidiaries, or, to the knowledge of Contango, by any predecessors of Contango or any Subsidiary of Contango, which Releases are reasonably likely to result in liability to Contango under Environmental Law, and, as of the Execution Date, neither Contango nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Contango, or at or from any off-site location where Hazardous Materials from Contango’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(v) neither Contango nor its Subsidiaries has assumed any obligation or liability of a third party relating to or arising under any Environmental Law by Contract.

(b) All environmental investigation, assessment and audit reports prepared during the past three years by or on behalf of, or that are in the possession of, Contango or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by the Partnership prior to the Execution Date.

(c) Except as expressly set forth in this Section 4.14 and except for the representations and warranties relating to the Permits as expressly set forth in Section 4.11, neither Contango nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

Section 4.15 Taxes.

(a) Each Contango Group Entity has filed all material Tax Returns required to be filed by it and has paid (or a Contango Group Entity has paid on its behalf) all Taxes shown as due on such Tax Returns, and the most recent financial statements contained in the Contango SEC Documents reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by the Contango Group Entities accrued through the date of such Contango SEC Documents.

(b) Except as otherwise contemplated by this Agreement, no Contango Group Entity has made any material Tax election or change in Tax reporting or treatment since the date of such Contango SEC Documents.

(c) No material deficiencies or other claims for any Taxes have been proposed, asserted or assessed against any Contango Group Entity that are not adequately reserved for.

(d) There are no material liens with respect to Taxes upon any of the assets or properties of a Contango Group Entity other than with respect to Taxes not yet due and payable. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Contango Group Entity. No Contango Group Entity has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No Contango Group Entity has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any provision of state, local or foreign law similar to Section 481(a) of the Code by reason of a change in accounting method initiated by it or any other relevant party, nor has any application pending with any Tax authority requesting permission for any changes in accounting methods that relate to the business or assets of any Contango Group Entity. No Contango Group Entity will be required to include amounts in income, or exclude items of deduction, in a state or local taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

(e) None of the Contango Group Entities has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), or has any liability for the Taxes of any Person (other than the Contango Group Entities).

(f) None of the Contango Group Entities is a party to a Tax allocation, sharing or indemnification agreement, and no payments are due or will become due by any Contango Group Entity pursuant to any such agreement, in each case, other than (x) agreements solely between or among the Contango Group Entities or (y) provisions contained in commercial agreements the primary purpose of which is not related to Taxes.

Section 4.16 Contracts.

(a) Section 4.16 of the Contango Disclosure Letter lists, as of the Execution Date, each Contract of the following types (excluding any Contango Plan) to which any Contango Group Entity is a party or by which any of their respective properties or assets is bound:

(i) any Contract that would be required to be filed by Contango as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Contango on a Current Report on Form 8-K;

(ii) any Contract that limits the ability of any Contango Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Surviving Entity) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), or that restricts the right of any Contango Group Entity (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would restrict the right of Surviving Entity) to sell to or purchase from any Person or to hire any Person;

(iii) any Contract that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of any Contango Group Entity, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of any Contango Group Entity, to which any Contango Group Entity or any of their Affiliates is subject, and is material to the business of the Contango Group Entities, taken as a whole;

(iv) any partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Contango Group Entities;

(v) any Contract relating to Indebtedness and having an outstanding principal amount in excess of $1,000,000;

(vi) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $1,000,000 or more, other than Contracts involving the acquisition or disposition of Hydrocarbons in the ordinary course of business;

(vii) any Contract for the lease of personal property or Contango Leased Real Property involving aggregate payments in excess of $1,000,000 in any calendar year that are not terminable without penalty within 60 days, other than Contracts related to drilling rigs;

(viii) any joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring any Contango Group Entity to make annual expenditures in excess of $750,000 or aggregate payments in excess of $1,000,000 during the 12-month period following the Execution Date, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(ix) any Contract that provides for the sale by any Contango Group Entity of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Contango Group Entity to terminate it without penalty on 60 days’ notice, or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(x) each Contract that is a transportation, processing or gathering agreement to which any Contango Group Entity is a party involving the transportation, processing or gathering of more than 1,000 Mcf of gaseous Hydrocarbons per day, or 50 barrels of liquid Hydrocarbons per day;

(xi) any Contract that by its terms calls for aggregate payment or receipt by any Contango Group Entity under such Contract of more than $1,000,000 over the remaining term of such Contract;

(xii) any Contract pursuant to which any Contango Group Entity has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $1,000,000;

(xiii) any Contract that provides for any standstill or similar obligations;

(xiv) any Contract that obligates any Contango Group Entity to make any capital commitment, loan or expenditure in an amount in excess of $1,000,000;

(xv) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; or

(xvi) any Commodity Derivative Instrument that will be binding on any Contango Group Entity after the Closing.

Each contract of the type described in clauses (i) through (xvi) is referred to herein as a “Contango Material Contract.”

(b) (i) Each Contango Material Contract is valid and binding on the Contango Group Entity party thereto and, to the knowledge of Contango, each other party thereto, and is in full force and effect and enforceable in accordance with its terms except that such enforceability is subject to creditors’ rights and remedies generally; (ii) such Contango Group Entity and, to the knowledge of Contango, each other party thereto has performed all obligations required to be performed by it under each Contango Material Contract; and (iii) there is no default under any Contango Material Contract by such Contango Group Entity or, to the knowledge of Contango, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of such Contango Group Entity or, to the knowledge of Contango, any other party thereto under any such Contango Material Contract, nor has such Contango Group Entity received any notice of any such default, event or condition, in case, except as would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. Contango has made available to the Partnership true and complete copies of all Contango Material Contracts, including all amendments thereto.

Section 4.17 Insurance. The Contango Group Entities are covered by valid and currently effective insurance policies issued in favor of the Contango Group Entities that are customary and adequate for companies of similar size in the oil and gas exploration, production and development industry in the locations in which the Contango Group Entities operate. Section 4.17 of the Contango Disclosure Letter sets forth, as of the Execution Date, a true and complete list of all material insurance policies issued in favor of any Contango Group Entity, or pursuant to which any Contango Group Entity is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) no Contango Group Entity is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Contango, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 4.18 Properties. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Contango’s Oil and Gas Properties: (a) Contango and its Subsidiaries have good, valid and defensible title to all real property owned by Contango or any of its Subsidiaries (collectively, the “Contango Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Contango or any of its Subsidiaries (collectively, including the improvements thereon, the “Contango Leased Real Property”) free and clear of all Liens, except Permitted Liens, (b) each agreement under which Contango or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Contango Leased Real Property (each, a “Contango Real Property Lease”) is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and neither Contango nor any of its Subsidiaries, or to the knowledge of Contango, any other party thereto, has received written notice of any default under any Contango Real Property Lease, and (c) there does not exist any pending or, to the knowledge of Contango, threatened condemnation or eminent domain Proceedings that affect any of Contango’s Oil and Gas Properties, Contango Owned Real Property or Contango Leased Real Property.

Section 4.19 Rights-of-Way. Each Contango Group Entity has such Rights-of-Way as are sufficient to conduct its business in the ordinary course, except for such Rights-of-Way the absence of which is not and would not reasonably be expected to cause a Contango Material Adverse Effect. Each Contango Group Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that are not and would not reasonably be expected to cause, individually or in the aggregate, a Contango Material Adverse Effect.

Section 4.20 Oil and Gas Matters.

(a) Contango has made available to the Partnership true and complete copies of all written reports prepared since January 1, 2019 and delivered to or received by any Contango Group Entity in writing on or before the Execution Date estimating the Contango Group Entities’ oil and gas reserves by an unaffiliated person concerning the Oil and Gas Properties of the Contango Group Entities. Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) and William M. Cobb and Associates (“Cobb”) relating to the interests referred to therein as of January 1, 2020 (the “Contango Reserve Report”) or (ii) reflected in the Contango Reserve Report or in the Contango SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the Execution Date in accordance with Section 5.1(b)), the Contango Group Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Contango Reserve Report and in each case as attributable to interests owned by the Contango Group Entities, free and clear of any Liens, except for Permitted Liens. For purposes of the foregoing sentence, “good and defensible title” means that the applicable entity’s title (as of the Execution Date and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that, as of the Closing Date, and subject to Permitted Liens (1) entitles such entity to receive (after satisfaction of all Production Burdens applicable thereto) not less than the net revenue interest share shown in the Contango Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (i) any decreases in connection with those operations in which any Contango Group Entity may elect after the Execution Date to be a non-consenting co-owner, (ii) any decreases resulting from the establishment or amendment, after the Execution Date, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates such entity to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Contango Reserve Report for such Oil and Gas Properties except, in each case, for (i) increases that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections of title (other than Permitted Liens).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Contango Material Adverse Effect, the factual, non-interpretive data supplied by Contango to NSAI and Cobb relating to the interests referred to in the Contango Reserve Report, by or on behalf of Contango and its Subsidiaries that were material to NSAI’s and Cobb’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Contango and its Subsidiaries in connection with the preparation of the Contango Reserve Report was, as of the time provided to NSAI and Cobb, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Contango Material Adverse Effect, the oil and gas reserve estimates of Contango and its Subsidiaries set forth in the Contango Reserve Report are derived from reports that have been prepared by NSAI and Cobb, and such reserve estimates fairly reflect the oil and gas reserves of Contango and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Contango Reserve Report that is or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

(c) Except as is not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual by any Contango Group Entity under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens owed by the Contango Group Entities with respect to any Oil and Gas Properties owned or held by the Contango Group Entities have been timely and properly paid (except for any amounts being held in suspense), (iii) none of the Contango Group Entities (and, to Contango’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Contango Group Entity, (iv) each Oil and Gas Lease to which Contango and any of its Subsidiaries is a party is in full force and effect and (v) none of Contango or any of its Subsidiaries has received written notice from any other party to any such Oil and Gas Lease that any of Contango or any of its Subsidiaries is in breach or default under any Oil and Gas Lease.

(d) Except as would not be material, individually or in the aggregate, to the Contango Group Entities, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Contango Group Entities are being received by them in a timely manner and are not being held in suspense (by any Contango Group Entity or, to the knowledge of Contango, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) Since June 30, 2019, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Contango Group Entities or otherwise associated with an Oil and Gas Property of the

Contango Group Entities have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Contango Group Entity related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole).

(f) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect, to the knowledge of Contango, there is no well included in the Oil and Gas Properties for which any Contango Group Entity is currently obligated to plug and abandon pursuant to the terms of any Oil and Gas Lease, Contract or applicable Law.

(g) As of the Execution Date, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), and except for Production Burdens reflected in the applicable net revenue interest in the Contango Reserve Report, no Contango Group Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time without then or thereafter receiving the full contract price therefor.

(h) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), none of the material Oil and Gas Properties of any Contango Group Entity is subject to any preferential purchase, consent, transfer fee, termination fee or similar right or obligation that would become operative as a result of the Merger.

Section 4.21 Intellectual Property. Each Contango Group Entity owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Contango Intellectual Property”), except where the failure to own or have the right to use such Contango Intellectual Property would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. There are no pending or, to the knowledge of Contango, threatened claims by any Person alleging infringement, misappropriation or dilution by any Contango Group Entity of the intellectual property rights of any Person. The conduct of the businesses of the Contango Group Entities has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect. No Contango Group Entity has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Contango Intellectual Property. To the knowledge of Contango, no Person is infringing, misappropriating or diluting any Contango Intellectual Property. The Contango Group Entities have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

Section 4.22 State Takeover Statutes. No Takeover Laws or any similar anti-takeover provision in the Governing Documents of any Contango Party is applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.23 No Rights Plan. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which any Contango Party is a party or is otherwise bound.

Section 4.24 Related Party Transactions. Except as otherwise disclosed in the Contango SEC Documents, no present or former director, executive officer, shareholder, partner, member, employee or Affiliate of any Contango Group Entity, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Contango Related Party”), is a party to any Contract with or binding upon any Contango Group Entity or any of their respective properties or assets or has any interest in any property owned by any Contango Group Entity or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Contango SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except as otherwise disclosed in the Contango SEC Documents, no Contango Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of any Contango Group Entity, or any organization which has a Contract with any Contango Group Entity.

Section 4.25 Certain Payments. No Contango Group Entity (or, to the knowledge of Contango, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.26 Regulatory Matters. Neither Contango Party is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. No Contango Group Entity owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (a) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (b) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.” No Contango Group Entity owns, controls or has under development any (a) refining capacity or (b) oil or gas transportation infrastructure (other than gathering facilities).

Section 4.27 Derivatives.

(a) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), all Commodity Derivative Instruments entered into by any Contango Group Entity or for the account of any of its customers as of the Execution Date were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Contango Group Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Commodity Derivative Instruments.

(b) Except as is not and would not reasonably be expected to be material, individually or in the aggregate, to the Contango Group Entities (taken as a whole), the Contango Group Entities have duly performed in all respects all of their respective obligations under the Commodity Derivative Instruments to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Contango SEC Documents accurately summarize, in all material respects, the outstanding positions under any Commodity Derivative Instrument of the Contango Group Entities, including Hydrocarbon and financial positions under any Commodity Derivative Instrument of any Contango Group Entity attributable to the production and marketing of any Contango Group Entity, as of the dates reflected therein.

Section 4.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Intrepid Partners, LLC, the fees and expenses of which will be paid by Contango, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Contango Group Entity.

Section 4.29 Opinion of Financial Advisor. Contango has received the opinion of Intrepid Partners, LLC, dated the Execution Date, to the effect that, as of such date, the Partnership Common Unit Exchange Ratio is fair, from a financial point of view, to Contango, a signed true and complete copy of which opinion has been or will promptly be provided to the Partnership.

Section 4.30 Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, THE CONTANGO PARTIES ARE NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE CAPITAL STOCK OF CONTANGO OR THE BUSINESS, ASSETS OR LIABILITIES OF ANY CONTANGO GROUP ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

Section 4.31 Effect of Mid-Con’s Knowledge. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE CONTANGO GROUP ENTITIES NOR THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES SHALL HAVE ANY LIABILITY FOR ANY BREACH OF OR INACCURACY IN ANY REPRESENTATION OR WARRANTY MADE BY THE CONTANGO PARTIES IN THIS ARTICLE IV TO THE EXTENT THAT THE PARTNERSHIP HAD KNOWLEDGE AT OR BEFORE THE EXECUTION DATE OF THE FACTS AS A RESULT OF WHICH SUCH REPRESENTATION OR WARRANTY WAS BREACHED OR INACCURATE.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Mid-Con Parties. During the period from the Execution Date to the Effective Time, except as consented to in writing in advance by Contango or as otherwise specifically required by this Agreement, the Mid-Con Parties shall, and shall cause each of the Mid-Con Subsidiaries to, carry on their business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact their business organization, preserve their assets, rights and properties in good repair and condition, keep available the services of their current officers and consultants and preserve their goodwill and their relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with them. In addition to and without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, except (x) as set forth in Section 5.1(a) of the Mid-Con Disclosure Letter, (y) as specifically required by this Agreement or (z) as required by Law or situations wherein emergency action is taken in the face of a risk to life or a material risk to property, the environment and/or Oil and Gas Lease termination (provided, however, that the Partnership shall provide prompt written notice to Contango as to the occurrence of an event set forth in clause (z)), the Mid-Con Parties shall not, and shall not permit any of the Mid-Con Subsidiaries, without Contango’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions (1) by a wholly owned Subsidiary of the Partnership to its parent or (2) to the holders of the Partnership Common Units as required by the Partnership LPA, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of any Mid-Con Group Entity or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any unit appreciation rights, “phantom” unit rights, performance units, rights to receive capital stock of the Partnership on a deferred basis or other rights linked to the value of Partnership Common Units, including pursuant to Contracts as in effect on the Execution Date; provided, however, that the Partnership may issue Partnership Common Units upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the Execution Date convertible or exchangeable into Partnership Common Units (including upon the vesting of the Partnership Phantom Units outstanding as of the Execution Date), in each case in accordance with their existing terms;

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, its Governing Documents;

(iv) directly or indirectly acquire or agree to acquire by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof;

(v) directly or indirectly sell, farmout, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, other than (A) sales of Hydrocarbons in the ordinary course of business consistent with past practice, (B) sales of assets to third parties for a cash purchase price that does not exceed $100,000 individually or $500,000 in the aggregate and (C) the sale of assets to Contango or one of its Subsidiaries pursuant to the Asset Purchase Agreement;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) (A) incur, create, assume or otherwise become liable for any Indebtedness, or amend, modify or refinance any Indebtedness other than Indebtedness incurred as a result of borrowings under the Mid-Con Credit Facility not to exceed $500,000 for purposes other than (1) expenses in connection with this Agreement, the Merger and the other transactions contemplated hereby or (2) the ordinary course of business, (B) repay or prepay any Indebtedness, other than Indebtedness under the Mid-Con Credit Facility, or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than any Mid-Con Group Entity;

(viii) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $100,000 and are not provided for in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Mid-Con Disclosure Letter;

(ix) (A) cancel any material Indebtedness owed to any Mid-Con Group Entity, or (B) waive, release, grant or transfer any right of material value;

(x) (A) modify, amend, terminate, cancel or extend any Mid-Con Material Contract or (B) enter into any Contract that if in effect on the Execution Date would be a Mid-Con Material Contract, except in the case of the foregoing clauses (A) and (B) with respect to a Mid-Con Material Contract that is not a Commodity Derivative Instrument, in the ordinary course of business;

(xi) commence any Action (other than an Action as a result of an Action commenced against any Mid-Con Group Entity), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, any Mid-Con Group Entity;

(xii) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xiii) settle or compromise any liability for material Taxes, change any method of accounting for Tax purposes, make, revoke or modify any Tax election, file any amended material Tax Return, enter into any closing agreement or other agreement with any Governmental Entity with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any material Tax liability, file any Tax Return other than on a basis consistent with past practice and as permitted by this Agreement, take any action outside the ordinary course of business or inconsistent with past practice that increases the Partnership’s liability for Taxes in a taxable period beginning after the Closing, or enter into any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(xiv) change its fiscal year;

(xv) (A) grant any current or former director, officer, employee or independent contractor any increase in compensation or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, retention, change in control, termination or similar pay, or provide for any modifications thereto or increases therein, (C) grant or amend any equity-based award (including in respect of unit options, unit appreciation rights, performance units, restricted units, phantom units or other unit-based or unit-related awards or the removal or modification of any restrictions in any Mid-Con Plan or awards made thereunder), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to waive the vesting requirements or accelerate the vesting, funding or payment of any compensation or benefit under any Mid-Con Plan or other Contract, (F) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Mid-Con Plan or (G) loan or advance any money or other property to any current or former director, officer, employee or independent contractor (other than routine advancement of business expenses in the ordinary course consistent with past practice);

(xvi) hire or terminate (other than for cause) any employees;

(xvii) fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Mid-Con Group Entities as currently in effect;

(xviii) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of any Mid-Con Group Entities;

(xix) enter into any new line of business outside of its existing business;

(xx) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(xxi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by the Contango Parties. During the period from the Execution Date to the Effective Time, except as consented to in writing in advance by the Partnership or as otherwise specifically required by this Agreement, the Contango Parties shall, and shall cause each of the Contango Subsidiaries to, carry on their business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact their business organization, preserve their assets, rights and properties in good repair and condition, keep available the services of their current officers, employees and consultants and preserve their goodwill and their relationships with customers, suppliers, contractors, licensors, licensees, distributors and others having business dealings with them. In addition to and without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, except (x) as set forth in Section 5.1(b) of the Contango Disclosure Letter, (y) as specifically required by this Agreement or (z) as required by Law or situations wherein emergency action is taken in the face of a risk to life or a material risk to property, the environment and/or Oil and Gas Lease termination (provided, however, that Contango shall provide prompt written notice to the Partnership as to the occurrence of an event set forth in clause (z)), the Contango Parties shall not, and shall not permit any of the Contango Subsidiaries, without the Partnership’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends or distributions by a wholly owned Subsidiary of Contango to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of any Contango Group Entity or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such capital stock or other equity interests, or any rights, warrants or options to acquire, any such capital stock or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive capital stock of Contango on a deferred basis or other rights linked to the value of Contango Common Stock, including pursuant to Contracts as in effect on the Execution Date; provided, however, that Contango may issue shares of Contango Common Stock upon the exercise, settlement or conversion, as applicable, of any securities outstanding as of the Execution Date convertible or exchangeable into shares of Contango Common Stock (including Contango Options and Contango Stock-Based Awards outstanding as of the Execution Date), in each case in accordance with their existing terms;

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, its Governing Documents;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(v) enter into any new line of business outside of its existing business;

(vi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(vii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation by the Mid-Con Parties; Recommendation of the Merger.

(a) From the Execution Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Mid-Con Parties shall not, shall cause the other Mid-Con Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Mid-Con Group Entities to not, and shall use their reasonable best efforts to ensure that the other Representatives of the Mid-Con Group Entities do not, in each case, directly or indirectly, (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Mid-Con Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Mid-Con

Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Mid-Con Acquisition Proposal, (iii) notify any Person or Group (as defined in the Partnership LPA) under the second proviso in the definition of “Outstanding” in the Partnership LPA that the limitations in such definition shall not apply or (iv) resolve, agree or propose to do any of the foregoing. The Mid-Con Parties shall, shall cause the other Mid-Con Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Mid-Con Group Entities to, and shall use their reasonable best efforts to ensure that the other Representatives of the Mid-Con Group Entities, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Mid-Con Acquisition Proposal or potential Mid-Con Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, however, that the Partnership shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the GP Conflicts Committee has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Mid-Con Acquisition Proposal to the GP Conflicts Committee in compliance with this Section 5.2 and (II) would constitute a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders). Notwithstanding the foregoing, if at any time following the Execution Date and prior to obtaining the Partnership Unitholder Approval, (1) the Partnership receives a written Mid-Con Acquisition Proposal that the GP Conflicts Committee believes in good faith to be bona fide, (2) such Mid-Con Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the GP Conflicts Committee determines in good faith (after consultation with outside counsel and its financial advisor) that such Mid-Con Acquisition Proposal constitutes or is reasonably likely to lead to a Mid-Con Designated Proposal, and (4) the GP Conflicts Committee determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders, then the Partnership may (x) furnish information with respect to the Mid-Con Group Entities to the Person making such Mid-Con Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Mid-Con Parties than, those set forth in the Confidentiality Agreement (excluding any standstill agreement contained therein) (an “Acceptable Mid-Con Confidentiality Agreement”); provided, however, that (I) the Partnership shall provide Contango with a non-redacted copy of each confidentiality agreement any Mid-Con Group Entity has executed in accordance with this Section 5.2 and (II) any non-public information provided to any such Person shall have been previously provided to Contango or shall be provided to Contango prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Mid-Con Acquisition Proposal regarding such Mid-Con Acquisition Proposal.

(b) Neither the General Partner Board nor any committee thereof (including the GP Conflicts Committee) shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the Contango Parties) the recommendation by the General Partner Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) recommend the approval by the unitholders of the Partnership of any Mid-Con Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as a “Mid-Con Adverse Recommendation Change”); or

(ii) cause or permit the Mid-Con Parties or any Mid-Con Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Mid-Con Confidentiality Agreement (each, a “Mid-Con Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Mid-Con Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Partnership Unitholder Approval, the GP Conflicts Committee may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders, taking into account all adjustments to the terms of this Agreement that may be offered by the Contango Parties pursuant to this Section 5.2, make a Mid-Con Adverse Recommendation Change in response to either (x) a Mid-Con Designated Proposal or (y) a Mid-Con Intervening Event; provided, however, that the GP Conflicts Committee may not make a Mid-Con Adverse Recommendation Change in response to a Mid-Con Designated Proposal unless:

(A) the Partnership notifies Contango in writing at least four Business Days before taking that action of its intention to do so (the four Business Day period commencing on the date of such notice, the “Mid-Con Designated Proposal Negotiation Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Mid-Con Designated Proposal, and contemporaneously furnishes a copy (if any) of the proposed Mid-Con Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Mid-Con Designated Proposal shall require a new written notice by the Partnership and the Mid-Con Designated Proposal Negotiation Period shall be extended for an additional three Business Days from the date of Contango’s receipt of notice of such amendment); and

(B) if Contango makes a proposal during the Mid-Con Designated Proposal Negotiation Period to adjust the terms and conditions of this Agreement, the GP Conflicts Committee, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Contango, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Mid-Con Designated Proposal continues to be a Mid-Con Designated Proposal and that the failure to make a Mid-Con Adverse Recommendation Change would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders;

provided further that the GP Conflicts Committee may not make a Mid-Con Adverse Recommendation Change in response to a Mid-Con Intervening Event unless:

(1) the Partnership provides Contango with written information describing such Mid-Con Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2) the Partnership keeps Contango reasonably informed of developments with respect to such Mid-Con Intervening Event;

(3) the Partnership notifies Contango in writing at least four Business Days before making a Mid-Con Adverse Recommendation Change with respect to such Mid-Con Intervening Event of its intention to do so and specifies the reasons therefor (the four Business Day period commencing on the date of such notice, the “Mid-Con Intervening Event Negotiation Period”); and

(4) if Contango makes a proposal during such the Mid-Con Intervening Event Negotiation Period to adjust the terms and conditions of this Agreement, the GP Conflicts

Committee, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Contango, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Mid-Con Adverse Recommendation Change would result in a breach of its duties to the Unaffiliated Public Unitholders under applicable Law and the Partnership LPA, including any duty to act in, or not opposed to, the best interests of the Partnership or the Unaffiliated Public Unitholders.

During the Mid-Con Designated Proposal Negotiation Period or Mid-Con Intervening Event Negotiation Period, as applicable, the Mid-Con Parties shall, and shall cause their financial and legal advisors to, negotiate with Contango in good faith (to the extent Contango seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Contango.

(c) In addition to the obligations of the Partnership set forth in Section 5.2(a) and Section 5.2(b), the Partnership promptly (and in any event within 24 hours of receipt) shall advise Contango in writing in the event any Mid-Con Group Entity or any of their Representatives receives (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Mid-Con Acquisition Proposal or (ii) any proposal or offer that is or is reasonably likely to lead to a Mid-Con Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such inquiry, request, proposal or offer, the identity of the Person making any such inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Partnership shall keep Contango informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Mid-Con Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Partnership shall promptly (and in any event within 24 hours) notify Contango orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Mid-Con Acquisition Proposal pursuant to Section 5.2(a) or Section 5.2(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Partnership shall provide Contango with at least 24 hours prior notice (or such shorter notice as may be provided to the GP Conflicts Committee) of a meeting of the GP Conflicts Committee at which the GP Conflicts Committee is reasonably expected to consider a Mid-Con Acquisition Proposal.

(d) The Mid-Con Parties shall not, and shall cause the Mid-Con Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the Execution Date that would restrict any Mid-Con Party’s ability to comply with any of the terms of this Section 5.2, and the Partnership represents that neither any Mid-Con Party nor any of the Mid-Con Subsidiaries is a party to any such agreement.

(e) Nothing contained in Section 5.2(a) shall prohibit the Partnership from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Mid-Con Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the General Partner Board, after receiving a recommendation to that effect from the GP Conflicts Committee, expressly reaffirms its recommendation to the Partnership’s unitholders in favor of the approval of this Agreement and the Merger in such disclosure and expressly rejects any applicable Mid-Con Acquisition Proposal.

(f) The parties hereto agree that the provisions of paragraph 2 of the Confidentiality Agreement relating to prohibiting disclosure to any Person that discussions with respect to the Proposed Transaction (as defined in the Confidentiality Agreement) are taking place, or other facts with respect to such discussions, including the status thereof, shall be suspended, effective immediately, and will remain suspended unless and until this Agreement is terminated in accordance with its terms, at which time such provisions will be reinstated with full force and effect in accordance with the Confidentiality Agreement.

(g) For purposes of this Agreement:

(i) “Mid-Con Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Mid-Con Group Entities that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Partnership’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Mid-Con Group Entities, taken as a whole, immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of any Mid-Con Group Entity or any resulting parent company of any Mid-Con Group Entity, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii) “Mid-Con Designated Proposal” means any unsolicited bona fide binding written Mid-Con Acquisition Proposal that the GP Conflicts Committee determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is (A) more favorable to the unitholders of the Partnership from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Contango in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Mid-Con Designated Proposal,” references in the term “Mid-Con Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii) “Mid-Con Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the GP Conflicts Committee prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the GP Conflicts Committee prior to the receipt of the Partnership Unitholder Approval that does not relate to (A) a Mid-Con Acquisition Proposal, (B) any Contango Group Entity (including any Contango Material Adverse Effect), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of Contango Common Stock or Partnership Common Units; provided, however, that in no event shall the following events or circumstances constitute a Mid-Con Intervening Event: (i) the receipt, existence or terms of a Mid-Con Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the oil and gas exploration, development and production industries generally (including any change in the price of Hydrocarbons or industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Mid-Con Group Entities, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

Section 5.3 No Solicitation by the Contango Parties; Recommendation of the Merger.

(a) From the Execution Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Contango Parties shall not, shall cause the other Contango Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Contango Group Entities to not, and shall use their reasonable best efforts to ensure that the other Representatives of the Contango Group Entities do not, in each case, directly or indirectly, (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Contango Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Contango Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Contango Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing.

The Contango Parties shall, shall cause the other Contango Group Entities and the respective officers, directors, financial advisers, attorneys and accountants of the Contango Group Entities to, and shall use their reasonable best efforts to ensure that the other Representatives of the Contango Group Entities, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Contango Acquisition Proposal or potential Contango Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, however, that Contango shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Contango Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Contango Acquisition Proposal to the Contango Board in compliance with this Section 5.3 and (II) would constitute a breach of its fiduciary duties to the shareholders of Contango under applicable Law). Notwithstanding the foregoing, if at any time following the Execution Date and prior to obtaining the Contango Shareholder Approval, (1) Contango receives a written Contango Acquisition Proposal that the Contango Board believes in good faith to be bona fide, (2) such Contango Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.3, (3) the Contango Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Contango Acquisition Proposal constitutes or is reasonably likely to lead to a Contango Designated Proposal, and (4) the Contango Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its fiduciary duties to the shareholders of Contango under applicable Law, then Contango may (x) furnish information with respect to the Contango Group Entities to the Person making such Contango Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Contango Parties than, those set forth in the Confidentiality Agreement (excluding any standstill agreement contained therein) (an “Acceptable Contango Confidentiality Agreement”); provided, however, that (I) Contango shall provide the Partnership with a non-redacted copy of each confidentiality agreement any Contango Group Entity has executed in accordance with this Section 5.3 and (II) any non-public information provided to any such Person shall have been previously provided to the Partnership or shall be provided to the Partnership prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Contango Acquisition Proposal regarding such Contango Acquisition Proposal.

(b) Neither the Contango Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the Mid-Con Parties) the recommendation or declaration of advisability by the Contango Board or any such committee of this Agreement or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the shareholders of Contango of any Contango Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(b)(i) being referred to herein as a “Contango Adverse Recommendation Change”); or

(ii) cause or permit the Contango Parties or any Contango Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Contango Confidentiality Agreement (each, a “Contango Alternative Acquisition Agreement”), in each case constituting or related to, or that is intended to or is reasonably likely to lead to, any Contango Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Contango Shareholder Approval, the Contango Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Partnership pursuant to this Section 5.3, make a Contango Adverse Recommendation Change in response to either (x) a Contango Designated Proposal or (y) a Contango Intervening Event; provided, however, that the Contango Board may not make a Contango Adverse Recommendation Change in response to a Contango Designated Proposal unless:

(A) Contango notifies the Partnership in writing at least four Business Days before taking that action of its intention to do so (the four Business Day period commencing on the date of such notice, the “Contango Designated Proposal Negotiation Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Contango Designated Proposal, and contemporaneously furnishes a copy (if any) of the proposed Contango Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Contango Designated Proposal shall require a new written notice by Contango and the Contango Designated Proposal Negotiation Period shall be extended for an additional three Business Days from the date of the Partnership’s receipt of notice of such amendment); and

(B) if the Partnership makes a proposal during Contango Designated Proposal Negotiation Period to adjust the terms and conditions of this Agreement, the Contango Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Partnership, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Contango Designated Proposal continues to be a Contango Designated Proposal and that the failure to make a Contango Adverse Recommendation Change would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law;

provided further that the Contango Board may not make a Contango Adverse Recommendation Change in response to a Contango Intervening Event unless:

(1) Contango provides the Partnership with written information describing such Contango Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2) Contango keeps the Partnership reasonably informed of developments with respect to such Contango Intervening Event;

(3) Contango notifies the Partnership in writing at least four Business Days before making a Contango Adverse Recommendation Change with respect to such Contango Intervening Event of its intention to do so and specifies the reasons therefor (the four Business Day period commencing on the date of such notice, the “Contango Intervening Event Negotiation Period”); and

(4) if the Partnership makes a proposal during the Contango Intervening Event Negotiation Period to adjust the terms and conditions of this Agreement, the Contango Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Partnership, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Contango Adverse Recommendation Change would result in a breach of its fiduciary duties to the shareholders of Contango under applicable Law.

During the Contango Designated Proposal Negotiation Period or the Contango Intervening Event Negotiation Period, as applicable, Contango shall, and shall cause its financial and legal advisors to, negotiate with the Partnership in good faith (to the extent the Partnership seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Partnership.

(c) In addition to the obligations of Contango set forth in Section 5.3(a) and Section 5.3(b), Contango promptly (and in any event within 24 hours of receipt) shall advise the Partnership in writing in the event any

Contango Group Entity or any of their Representatives receives (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Contango Acquisition Proposal or (ii) any proposal or offer that is or is reasonably likely to lead to a Contango Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such inquiry, request, proposal or offer, the identity of the Person making any such inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Contango shall keep the Partnership informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Contango Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Contango shall promptly (and in any event within 24 hours) notify the Partnership orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Contango Acquisition Proposal pursuant to Section 5.3(a) or Section 5.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Contango shall provide the Partnership with at least 24 hours prior notice (or such shorter notice as may be provided to the Contango Board) of a meeting of the Contango Board at which the Contango Board is reasonably expected to consider a Contango Acquisition Proposal.

(d) The Contango Parties shall not, and shall cause the Contango Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the Execution Date that would restrict either Contango Party’s ability to comply with any of the terms of this Section 5.3, and Contango represents that none of the Contango Parties nor any of the Contango Subsidiaries is a party to any such agreement.

(e) Nothing contained in Section 5.3(a) shall prohibit Contango from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Contango Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Contango Board expressly reaffirms its recommendation to Contango’s shareholders in favor of the approval of the Contango Stock Issuance in such disclosure and expressly rejects any applicable Contango Acquisition Proposal.

(f) For purposes of this Agreement:

(i) “Contango Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Contango Group Entities that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Contango’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Contango Group Entities, taken as a whole, immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of any Contango Group Entity or any resulting parent company of any Contango Group Entity, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii) “Contango Designated Proposal” means any unsolicited bona fide binding written Contango Acquisition Proposal that the Contango Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is (A) more favorable to the shareholders of Contango from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Contango in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Contango Designated Proposal,” references in the term “Contango Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii) “Contango Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Contango Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Contango Board prior to the receipt of the Contango Shareholder Approval that does not relate to (A) a Contango Acquisition Proposal, (B) any Mid-Con Group Entity (including any Mid-Con Material Adverse Effect), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of Contango Common Stock or Partnership Common Units; provided, however, that in no event shall the following events or circumstances constitute a Contango Intervening Event: (i) the receipt, existence or terms of a Contango Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the oil and gas exploration, development and production industries generally (including any change in the price of Hydrocarbons or industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Contango Group Entities, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

Section 5.4 Preparation of Registration Statement and Consent Statement/Proxy Statement/Prospectus; Contango Special Shareholders Meeting.

(a) As promptly as practicable following the Execution Date, (i) the Partnership and Contango shall prepare and file with the SEC the Consent Statement/Proxy Statement/Prospectus to be sent to (A) the unitholders of the Partnership in connection with the Mid-Con Written Consent and (B) the shareholders of Contango relating to the special meeting of Contango’s shareholders (the “Contango Special Shareholders Meeting”) to be held to consider the approval of the Contango Stock Issuance or, if elected by Contango in accordance with Section 5.4(c), in connection with the Contango Written Consent and (ii) Contango shall prepare (with the Partnership’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Contango Common Stock to be issued in the Merger. Each of the Partnership and Contango shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Contango shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Contango Common Stock in the Merger and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units as may be reasonably requested in connection with any such action. The Partnership shall use reasonable best efforts to cause the Consent Statement/Proxy Statement/Prospectus to be mailed to the Partnership’s unitholders, and Contango shall use reasonable best efforts to cause the Consent Statement/Proxy Statement/Prospectus to be mailed to Contango’s shareholders, in each case, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement or the Consent Statement/Prospectus will be made by Contango or the Partnership, as applicable, without providing the other a reasonable opportunity to review and comment thereon. Contango or the Partnership, as applicable, will advise the others promptly after it receives oral or written notice thereof, of the time when the Registration Statement has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Contango Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Consent Statement/Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time any information relating to the Mid-Con Parties or the Contango Parties, or any of their respective Affiliates, officers or directors, should be discovered by the Partnership or Contango that should be set forth in an amendment or supplement to any of the Registration Statement or the Consent Statement/Proxy Statement/Prospectus, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to the unitholders of the Partnership and the shareholders of Contango; provided, however, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Partnership shall distribute to the Partnership’s unitholders the Consent Statement/Proxy Statement/Prospectus, which shall include a form of consent that may be executed by holders of Partnership Common Units in connection with the Mid-Con Written Consent. Except in the case of a Mid-Con Adverse Recommendation Change permitted by Section 5.2(b), the Partnership, through the General Partner Board in accordance with the recommendation from the GP Conflicts Committee, shall (i) recommend to its unitholders that they approve this Agreement and the transactions contemplated hereby, including the Merger, (ii) include such recommendation in the Consent Statement/Proxy Statement/Prospectus and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by Contango. Without limiting the generality of the foregoing, the Partnership agrees that (x) except in the event of a Mid-Con Adverse Recommendation Change permitted by Section 5.2(b), the Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval pursuant to the Mid-Con Written Consent and (y) its obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Partnership or any other Person of any Mid-Con Acquisition Proposal or the occurrence of any Mid-Con Adverse Recommendation Change.

(c) Contango may, in its sole and absolute discretion, seek to obtain the Contango Shareholder Approval at the Contango Special Shareholders Meeting or by the Contango Written Consent in accordance with this Section 5.4(c). As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Contango shall:

(i) if the Contango Shareholder Approval is to be sought at the Contango Special Shareholders Meeting, establish a record date for, duly call, give notice of, convene and hold the Contango Special Shareholders Meeting solely for the purpose of obtaining the Contango Shareholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Contango may postpone or adjourn such Contango Special Shareholders Meeting solely (i) with the consent of the Partnership; (ii) (A) due to the absence of a quorum or (B) if Contango has not received proxies representing a sufficient number of shares of Contango Common Stock for the Contango Shareholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Contango Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Contango’s shareholders prior to such Contango Special Shareholders Meeting; provided, however, that Contango may not postpone or adjourn such Contango Special Shareholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.4(c). Notwithstanding the foregoing, Contango shall, at the request of the Partnership, to the extent permitted by Law, adjourn such Contango Special Shareholders Meeting to a date specified by GP Conflicts Committee for the absence of a quorum or if Contango has not received proxies representing a sufficient number of votes for the Contango Shareholder Approval; provided, however, that Contango shall not be required to adjourn such Contango Special Shareholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten Business Days; or

(ii) if the Contango Shareholder Approval is to be sought by the Contango Written Consent, distribute to Contango’s stockholders the Consent Statement/Proxy Statement/Prospectus, which shall include a form of consent that may be executed by holders of Contango Common Stock in connection with the Contango Written Consent.

Except in the case of a Contango Adverse Recommendation Change permitted by Section 5.3(b), Contango, through the Contango Board, shall (i) recommend to its shareholders that they approve the Contango Stock Issuance, (ii) include such recommendation in the Consent Statement/Proxy Statement/Prospectus and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by the General Partner Board or the GP Conflicts Committee. Without limiting the generality of the foregoing, Contango agrees that (x) except in the event of a Contango Adverse Recommendation Change permitted by Section 5.3(b), Contango shall use its reasonable best efforts to obtain the Contango Shareholder Approval and (y) its obligations pursuant to this Section 5.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Contango or any other Person of any Contango Acquisition Proposal or the occurrence of any Contango Adverse Recommendation Change.

Section 5.5 Access to Information; Confidentiality. Each of the Mid-Con Parties and the Contango Parties shall, and shall cause each of their Subsidiaries to, afford to each other and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, each of the Mid-Con Parties and the Contango Parties shall, and shall cause each of their Subsidiaries to, furnish promptly to the other party: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as may be reasonably requested (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require either party to disclose any information to the extent such disclosure would contravene applicable Law. All such information shall be held confidential in accordance with the terms of the Confidentiality and Non-Disclosure Agreement, between Contango and the Partnership, dated as of July 30, 2020 (the “Confidentiality Agreement”), which shall remain in effect notwithstanding Section 8(iii) thereof. No investigation pursuant to this Section 5.5 or information provided, made available or delivered to any party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable (and in any event no later than the Outside Date), the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Mid-Con Material Contract or Contango Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that no Mid-Con Group Entity or Contango Group Entity shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of

Contango (with respect to actions taken by the Mid-Con Group Entities) or the Partnership (with respect to actions taken by the Contango Group Entities). Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each party shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to the other parties, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each party shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, each party shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by each party, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby. With respect to any information shared by the parties pursuant to this Section 5.6 that is protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege, the parties shall take reasonable efforts to share such information in a manner so as to preserve the applicable privilege.

Section 5.7 Takeover Laws. The Mid-Con Parties, the General Partner Board, the Contango Parties and the Contango Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.8 Notification of Certain MattersSection 5.9 . The Partnership and Contango shall promptly notify each other of (a) any notice or other communication received by any Mid-Con Party or Contango Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) For purposes of this Section 5.9, (i) “GP D&O Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Partnership, the General Partner or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, manager, employee, member, trustee or fiduciary of another corporation, company, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the

Partnership, the General Partner or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, to the fullest extent that the Partnership, the General Partner or any applicable Subsidiary thereof would be permitted to indemnify a GP D&O Indemnified Person, the General Partner and Surviving Entity, jointly and severally, shall, and Contango shall cause the General Partner and Surviving Entity to, honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the respective governing instruments of the General Partner, the Partnership and any Subsidiary of the Partnership or the General Partner as of the date hereof and ensure that the respective Governing Documents of the General Partner and Surviving Entity, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of the Partnership, the General Partner and their respective Subsidiaries than are set forth in the comparable governing instruments of the General Partner and the Partnership. Any right of indemnification of a GP D&O Indemnified Person pursuant to this Section 5.9(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such GP D&O Indemnified Person as provided herein.

(c) The Partnership, the General Partner or its controlling Affiliate shall, prior to the Closing Date, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such GP D&O Indemnified Persons in their capacity as such; provided, however, that the cost of such “tail policy” shall in no event exceed the Maximum Amount. The “Maximum Amount” shall be an amount per year equal to 300% of current annual premiums allocated to the Partnership or the General Partner and set forth in Section 5.9(c) of the Mid-Con Disclosure Letter for the current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Closing Date with respect to the GP D&O Indemnified Persons.

(d) The rights of any GP D&O Indemnified Person under this Section 5.9 shall be in addition to any other rights such GP D&O Indemnified Person may have under the Governing Documents of the Partnership, the General Partner, Surviving Entity, Contango, the DRULPA or the DLLCA. The provisions of this Section 5.9 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the GP D&O Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If Surviving Entity, the General Partner or Contango, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Surviving Entity, the General Partner or Contango, as the case may be, shall assume the obligations of Surviving Entity, the General Partner and Contango set forth in this Section 5.9.

Section 5.10 Stock Exchange Listing. Contango shall use its reasonable best efforts to cause the shares of Contango Common Stock to be issued in the Merger and such other shares of Contango Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the NYSE American, subject to official notice of issuance, prior to the Effective Time.

Section 5.11 Stockholder Litigation. The Partnership shall give Contango the opportunity to participate in the defense and settlement of any unitholder litigation against the Mid-Con Parties and/or their officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. No Mid-Con

Party shall enter into any settlement agreement in respect of any unitholder litigation against any Mid-Con Party and/or their directors or officers relating to the Merger or any of the other transactions contemplated hereby without Contango’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). No Contango Party shall enter into any settlement agreement in respect of any stockholder litigation against any Contango Party and/or their directors or officers relating to the Merger or any of the other transactions contemplated hereby without the Partnership’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12 Certain Tax Matters.

(a) For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat the Merger (i) with respect to the holders of Partnership Common Units, as a taxable sale of such Partnership Common Units to Contango and (ii) with respect to Contango, as a purchase of Partnership Common Units from the holders of such units. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Tax authority.

(b) The Mid-Con Group Entities shall not file any Tax Return for a taxable period that includes the Closing Date, including the final partnership Tax Return for the Partnership, without the consent of the Contango Group Entities, not to be unreasonably withheld.

(c) Contango shall not, and shall not cause or permit any of its affiliates (including the Surviving Entity after the Closing) to (i) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) with respect to Mid-Con Group Entities that has retroactive effect to any taxable period (or portion thereof) ending on or before the Closing Date or (ii) amend or cause to be amended any Tax Return of a Mid-Con Group Entity for a taxable period (or portion thereof) ending on or before the Closing Date, except as required by applicable Law.

(d) The parties agree and acknowledge that the Mid-Con Group Entities shall be entitled to take any deduction for U.S. federal and applicable state and local income tax purposes attributable to (i) any payment to any service provider of the Mid-Con Group Entities that occurs, and is attributable to services performed, at or before the Closing, and (ii) any Mid-Con Group Entities transaction expenses and benefits payouts.

(e) Any and all amounts treated as consideration (for U.S. federal income tax purposes) shall be allocated among (i) the assets of the Partnership and any of its Subsidiaries that are treated as entities disregarded as separate from the Partnership for U.S. federal income tax purposes and (ii) the stock or other equity interests held by the Partnership with respect to any of its Subsidiaries not described in clause (i) above, in each case, in accordance with Section 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder to the extent applicable (and any similar provision of state or local Law, as appropriate).

Section 5.13 Public Announcements. The Contango Parties, on the one hand, and the Mid-Con Parties, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case such party will, to the extent reasonably practicable, promptly inform the other parties hereto in writing in advance of such disclosure. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Contango and the Partnership in a form that is mutually agreed.

Section 5.14 Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Partnership Units or acquisitions of Contango Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Required Approvals. Each of the Partnership Unitholder Approval and the Contango Shareholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(c) NYSE American Listing. The shares of Contango Common Stock issuable to the unitholders of the Partnership as provided for in Article II shall have been approved for listing on the NYSE American, subject to official notice of issuance.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

Section 6.2 Conditions to the Obligations of the Contango Parties. The obligation of the Contango Parties to effect the Merger is also subject to the satisfaction, or waiver by Contango, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Mid-Con Parties set forth in Section 3.1, Section 3.2, Section 3.4, Section 3.5(a)(i), Section 3.9(b), Section 3.23, Section 3.28 and Section 3.29 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and (ii) each of the remaining representations and warranties of the Mid-Con Parties set forth in this Agreement shall be true and correct (disregarding any materiality or Mid-Con Material Adverse Effect qualifications set forth therein) as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of the foregoing clause (ii) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Mid-Con Material Adverse Effect.

(b) Performance of Obligations of the Mid-Con Parties. The Mid-Con Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Contango shall have received a certificate signed by an executive officer of the General Partner certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) have been satisfied.

(d) Absence of Mid-Con Material Adverse Effect. Since the Execution Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, has had or would reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect.

Section 6.3 Conditions to the Obligations of the Mid-Con Parties. The obligation of the Mid-Con Parties to effect the Merger is also subject to the satisfaction, or waiver by the Partnership, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Contango Parties set forth in Section 4.1, Section 4.2, Section 4.4, Section 4.5(a)(i), Section 4.9(b), Section 4.23, Section 4.28 and Section 4.29 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies; and (ii) each of the remaining representations and warranties of the Contango Parties set forth in this Agreement shall be true and correct (disregarding any materiality or Contango Material Adverse Effect qualifications set forth therein) as of the Execution Date and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of the foregoing clause (ii) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Contango Material Adverse Effect.

(b) Performance of Obligations of the Contango Parties. The Contango Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Partnership shall have received a certificate signed by an executive officer of Contango certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied.

(d) Absence of Contango Material Adverse Effect. Since the Execution Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, has had or would reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Partnership Unitholder Approval or the Contango Shareholder Approval has been obtained (with any termination by Contango also being an effective termination by each other Contango Party and with any termination by the Partnership also being an effective termination by the General Partner):

(a) by mutual written consent of Contango and the Partnership;

(b) by either Contango or the Partnership:

(i) if the Merger shall not have been consummated on or before the date that is the 180th day after the Execution Date (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6; or

(iii) if the Contango Shareholder Approval shall not have been obtained at the Contango Special Shareholders Meeting duly convened therefor in accordance with Section 5.4(c)(i) or at any adjournment or postponement thereof at which a vote on the approval of the Contango Stock Issuance was taken; provided, however, that Contango shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain such Contango Shareholder Approval is proximately caused by any action or failure to act of any Contango Party that constitutes a breach of this Agreement;

(c) by Contango:

(i) if any Mid-Con Party shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of any Mid-Con Party shall have become untrue, which breach or failure to perform or to be true, either, individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after Contango’s delivery of written notice to the Partnership of such breach or failure; provided, however, that Contango shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if any Contango Party is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied; or

(ii) if (A) a Mid-Con Adverse Recommendation Change shall have occurred, (B) the General Partner Board (or any committee thereof), within ten Business Days of a tender or exchange offer relating to securities of the Partnership having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (C) the General Partner Board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of this Agreement and the Merger within ten Business Days after the date any Mid-Con Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Partnership’s unitholders upon a request to do so by Contango, (D) the Partnership shall have breached or failed to perform any of its obligations set forth in Section 5.2 or Section 5.4(b) (in each case, excluding any such breaches that do not adversely affect the Contango Parties or the transactions contemplated hereby in any material respect), or (E) the Partnership or the General Partner Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions;

(d) by the Partnership:

(i) if any Contango Party shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of any Contango Party shall have become untrue, which breach or failure to perform or to be true, either, individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the Partnership’s delivery of written notice to Contango of such breach or failure; provided, however, that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if any Mid-Con Party is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied; or

(ii) if (A) a Contango Adverse Recommendation Change shall have occurred, (B) the Contango Board (or any committee thereof), within ten Business Days of a tender or exchange offer relating to securities of Contango having been commenced, shall have failed to publicly recommend against such tender or exchange offer, (C) the Contango Board (or any committee thereof) shall have failed to publicly reaffirm its recommendation of the Contango Stock Issuance within ten Business Days after the date any Contango Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Contango’s shareholders upon a request to do so by the Partnership, (D) Contango shall have breached or failed to perform any of its obligations set forth in Section 5.3 or Section 5.4(c) (in each case, excluding any such breaches that do not adversely affect the Mid-Con Parties or the transactions contemplated hereby in any material respect), or (E) Contango or the Contango Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any party hereto, provided, however, that:

(a) the Confidentiality Agreement (as amended hereby) and the provisions of Section 3.28 and Section 4.28 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b) the Partnership or Contango may have liability as provided in Section 7.3; and

(c) no such termination shall relieve any party from any liability or damages resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Consent Statement/Proxy Statement/Prospectus, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Contango and the Partnership.

(b) Partnership Fees.

(i) In the event that:

(A) (1) a Mid-Con Acquisition Proposal (whether or not conditional) or intention to make a Mid-Con Acquisition Proposal (whether or not conditional) is publicly made directly to the Partnership’s unitholders or is otherwise publicly disclosed, (2) this Agreement is terminated by Contango or the Partnership pursuant to Section 7.1(b)(i) or by Contango pursuant to Section 7.1(c)(i), and (3) within 12 months after the date of such termination, the Partnership enters into a written definitive agreement for a Mid-Con Acquisition Proposal made by the Person that proposed such pre-termination Mid-Con Acquisition Proposal (or an Affiliate thereof), or recommends or submits such Mid-Con Acquisition Proposal to its unitholders for adoption, or a transaction in respect of such Mid-Con Acquisition Proposal is consummated (provided, however, that for purposes of this clause (3), each reference to “20%” in the definition of “Mid-Con Acquisition Proposal” shall be deemed to be a reference to “50%”); or

(B) this Agreement is terminated by Contango pursuant to Section 7.1(c)(ii);

then, in any such event, the Partnership shall (I) pay to Contango a fee of $1,500,000 (the “Mid-Con Termination Fee”) and (II) reimburse Contango and its Affiliates for (x) all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants to Contango and its Affiliates) incurred by Contango and Michael Merger Sub, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Contango Expenses”), up to a maximum amount of $1,500,000 and (y) in the event of a termination by Contango pursuant to Section 7.1(c), all amounts previously reimbursed by Contango to the Partnership pursuant to Section 7.3(c)(iii) (the “Contango Reimbursement Amount” and, together with the Mid-Con Termination Fee and the Contango Expenses, the “Mid-Con Termination Amount”), it being understood that in no event shall the Partnership be required to pay the Mid-Con Termination Amount on more than one occasion (although the Mid-Con Termination Fee and the Contango Expenses may be paid at different times in accordance with Section 7.3(b)(ii)); provided, however, that the payment by the Partnership of the Mid-Con Termination Amount pursuant to this Section 7.3 shall not relieve the Mid-Con Parties from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud.

(ii) Payment of the Mid-Con Termination Fee and the Contango Reimbursement Amount shall be made by wire transfer of same-day funds to the accounts designated by Contango, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the unitholders of, or consummation of, any transaction contemplated by a Mid-Con Acquisition Proposal, as applicable, in the case of a Mid-Con Termination Fee payable pursuant to Section 7.3(b)(i)(A) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Mid-Con Termination Fee payable pursuant to Section 7.3(b)(i)(B). Payment of the Contango Expenses shall be made by wire transfer of same-day funds to the accounts designated by Contango within three Business Days after the Partnership’s having been notified of the amounts thereof by Contango.

(iii) The Partnership acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Contango Parties would not enter into this Agreement. Accordingly, if the Partnership fails promptly to pay any amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Contango commences a suit that results in a judgment against the Partnership for the amounts set forth in this Section 7.3(b), the Partnership shall pay to Contango its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3(b) from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(c) Contango Fees.

(i) In the event that:

(A) (1) a Contango Acquisition Proposal (whether or not conditional) or intention to make a Contango Acquisition Proposal (whether or not conditional) is publicly made directly to Contango’s shareholders or is otherwise publicly disclosed, (2) this Agreement is terminated by Contango or the Partnership pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by the Partnership pursuant to Section 7.1(d)(i), and (3) within 12 months after the date of such termination, Contango enters into a written definitive agreement for a Contango Acquisition Proposal made by the Person that proposed such pre-termination Contango Acquisition Proposal (or an Affiliate thereof), or recommends or submits such Contango Acquisition Proposal to its shareholders for approval, or a transaction in respect of such Contango Acquisition Proposal is consummated (provided, however, that for purposes of this clause (3), each reference to “20%” in the definition of “Contango Acquisition Proposal” shall be deemed to be a reference to “50%”); or

(B) this Agreement is terminated (x) by the Partnership pursuant to Section 7.1(d)(ii) or (y) by Contango pursuant to Section 7.1(b)(iii) at a time at which the Partnership would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii);

then, in any such event, Contango shall (I) pay to the Partnership the Contango Termination Fee, as determined in accordance with Section 7.3(c)(ii), and (II) reimburse the Partnership and its Affiliates for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants to the Partnership and its Affiliates) incurred by the Partnership or the General Partner, or on their behalf, in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Mid-Con Expenses”), up to a maximum amount of the Total Mid-Con Expenses Pool, less any amounts previously reimbursed by Contango pursuant to the second sentence of Section 7.3(c)(iii) (collectively with the Contango Termination Fee, the “Contango Termination Amount”), it being understood that in no event shall Contango be required to pay the Contango Termination Amount on more than one occasion (although the Contango Termination Fee and the Mid-Con Expenses may be paid at different times in accordance with Section 7.3(c)(iv)); provided, however, that the payment by Contango of the Contango Termination Amount pursuant to this Section 7.3 shall not relieve the Contango Parties from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or knowing and intentional fraud.

(ii) The “Contango Termination Fee” shall be an amount of cash equal to the lesser of (i) $1,500,000 (the “Contango Base Amount”) and (ii) the maximum amount, if any, that can be paid to the Partnership without causing the Partnership to fail the gross income requirement in Section 7704(c)(2) of the Code, treating the Contango Termination fee as non-qualifying income and after taking into consideration all other sources of non-qualifying income (such maximum amount, the “Non-Qualifying Income Cushion”), for such year, as determined by the Partnership. Notwithstanding the foregoing, in the event the Partnership receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance” ) providing that the Partnership’s receipt of the Contango Base Amount would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code, the Contango Termination Fee shall be an amount equal to the Contango Base Amount and Contango shall, upon receiving notice that the Partnership has received the Tax Guidance, pay to the Partnership any unpaid portion of the Contango Base Amount within five Business Days. In the event that the Partnership is not able to receive the full Contango Base Amount due to the above limitations, Contango shall place the unpaid portion in escrow by wire transfer and shall not release any portion thereof to the Partnership unless and until the Partnership receives either: (x) a letter from the Partnership’s independent accountants indicating the Non-Qualifying Income Cushion for any subsequent year (in which case Contango shall pay to the Partnership the lesser of the unpaid portion of the Contango Base Amount or the Non-Qualifying Income Cushion specified within five Business Days after Contango has been notified thereof) or (y) Tax Guidance providing that the Partnership’s receipt of such portion would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code (in which case Contango shall pay to the Partnership any unpaid portion of the Contango Base Amount within five Business Days after Contango been notified thereof).

(iii) Contango shall reimburse the Partnership, from time to time, for all of the Partnership’s documented Mid-Con Expenses incurred by the Partnership prior to the execution of this Agreement up to a maximum amount of $250,000 (the “Negotiation Expenses”). In addition to the foregoing, Contango shall reimburse the Partnership, from time to time, for all of the Partnership’s documented Mid-Con Expenses incurred by the Partnership prior to the termination of this Agreement up to a maximum of the Total Mid-Con Expenses Pool. For the avoidance of doubt, in no event shall Contango be required to reimburse Mid-Con Expenses pursuant to Section 7.3(c)(i) or this Section 7.3(c)(iii) in an amount exceeding $1,500,000. The obligations of Contango pursuant to the first paragraph under “Fees and Expenses” in the Non-Binding Confidential Term Sheet, dated July 30, 2020, between the Partnership and Contango are hereby terminated and of no further force and effect.

(iv) Payment of the Contango Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by the Partnership, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the shareholders of, or consummation of, any transaction contemplated by a Contango Acquisition Proposal, as applicable, in the case of a Contango Termination Fee payable pursuant to Section 7.3(c)(i)(A) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Contango Termination Fee payable pursuant to Section 7.3(c)(i)(B). Payment of the Mid-Con Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Partnership within three Business Days after Contango’s having been notified of the amounts thereof by the Partnership; provided, however, that Contango shall not be required to make more than one payment pursuant to Section 7.3(c)(iii) in any calendar month.

(v) Contango acknowledges that the agreements contained in this Section 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Mid-Con Parties would not enter into this Agreement. Accordingly, if Contango fails promptly to pay any amounts due pursuant to this Section 7.3(c), and, in order to obtain such payment, the Partnership commences a suit that results in a judgment against Contango for the amounts set forth in this Section 7.3(c), Contango shall pay to the Partnership its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3(c) from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by Contango and the Partnership by action taken or authorized by the Contango Board and the GP Conflicts Committee, respectively, at any time prior to the Effective Time, whether before or after the Partnership Unitholder Approval or the Contango Shareholder Approval has been obtained; provided, however, that after the Partnership Unitholder Approval and/or the Contango Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval by the unitholders of the Partnership and/or the shareholders of Contango, as the case may be, without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, Contango and the Partnership may, by action taken or authorized by the Contango Board and the GP Conflicts Committee, respectively, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Partnership Unitholder Approval and/or the Contango Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the unitholders of the Partnership and/or the shareholders of Contango, as the case may be, without such further approval. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties that by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to any Contango Party, Surviving Entity or the General Partner (for matters arising after Closing), to:

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, Texas 77002

Attention: Chad McLawhorn

Facsimile: (713) 236-4540

E-mail: Chad.McLawhorn@contango.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Tull R. Florey

Facsimile: (346) 718-6901

E-mail: TFlorey@gibsondunn.com

(ii) if to any Mid-Con Party, to:

Mid-Con Energy Partners, LP

2431 East 61st Street, Suite 800

Tulsa, Oklahoma 74136

Attention: Sherry L. Morgan

E-mail: smorgan@mceplp.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street NW

Attention: Robert B. Robbins

Facsimile: (202) 513-8050

E-mail: robert.robbins@pillsburylaw.com

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms have the meanings ascribed thereto below:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) “Available Negotiation Expenses Pool” means, as of the date of measurement, the difference between $250,000 and all Negotiation Expenses reimbursed by Contango to the Partnership prior to such date.

(c) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(d) “capital stock” means (i) in the case of a corporation, its shares of capital stock; (ii) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited); and (iii) any other interest that confers on a Person the right to receive a share of the profits and losses or distribution of assets of the issuing entity;

(e) “Contango Group Entities” means the Contango Parties and the Contango Subsidiaries;

(f) “Contango Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Contango Group Entities, taken as a whole, or (ii) materially impairs the ability of the Contango Parties to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (i) only, “Contango Material Adverse Effect” shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes or conditions generally affecting the oil and gas exploration, development and production industry (including any change in the price of Hydrocarbons, general market prices or industry margins), or the economy or the financial, credit or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (B) declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the Execution Date, (C) the outbreak or escalation of war or acts of terrorism, (D) changes in Law or GAAP, (E) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or (F) the failure to meet or exceed any projection or forecast (it being understood that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded in this definition), but, with respect to clauses (A), (C) and (D), only if the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Contango Group Entities, taken as a whole, as compared to other participants in the oil and gas exploration, development and production industry in the United States;

(g) “Contango Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of any Contango Group Entity (or any of their dependents) has any present or future right to compensation or benefits or any Contango Group Entity sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound;

(h) “Contango Subsidiaries” means the Subsidiaries of the Contango Parties (other than any of the Contango Parties);

(i) “Contango Written Consent” means approval of the Contango Stock Issuance by written consent without a meeting in accordance Section 2.12 of the Contango Bylaws of the holders of the majority of the outstanding Contango Common Stock.

(j) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(k) “Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, any natural resource damages or any generation, use, storage, treatment or Release of Hazardous Materials into the indoor or outdoor environment) or human exposure to Hazardous Materials in effect as of the Execution Date.

(l) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(m) “Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person;

(n) “GP Membership Interests” means the Membership Interests of the General Partner, as defined in the Third Amended and Restated Limited Liability Company Agreement of the General Partner, dated June 4, 2020;

(o) “Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or a pollutant or contaminant or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons Released into the environment.

(p) “Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith;

(q) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(r) “knowledge of Contango” or “to Contango’s knowledge” or similar phrases means to the actual knowledge of Wilkie S. Colyer, Jr., E. Joseph Grady, W. Farley Dakan, Michael J. Autin, Christie Schultz, Charles L. McLawhorn, III or Chad B. Roller after reasonable inquiry;

(s) “knowledge of the Partnership” or “to the Partnership’s knowledge” or similar phrases means to the actual knowledge of Sherry L. Morgan, Jodie L. DiGiacomo, Seth Houston and Greg Westfall after reasonable inquiry;

(t) “Mid-Con Credit Facility” means the Credit Agreement, dated as of December 20, 2011, by and among Mid-Con Energy Properties, LLC, the Partnership, Royal Bank of Canada and the lenders party thereto, as amended;

(u) “Mid-Con Group Entities” means the Mid-Con Parties and the Mid-Con Subsidiaries;

(v) “Mid-Con Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Mid-Con Group Entities, taken as a whole, or (ii) materially impairs the ability of the Mid-Con Parties to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (i) only, “Mid-Con Material Adverse Effect” shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes or conditions generally affecting the oil and gas exploration, development and production industry (including any change in the price of Hydrocarbons, general market prices or industry margins), or the economy or the financial, credit or securities markets, in the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, (B) declarations of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the Execution Date, (C) the outbreak or escalation of war or acts of terrorism, (D) changes in Law or GAAP, (E) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or (F) the failure to meet or exceed any projection or forecast (it being understood that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded in this definition), but, with respect to clauses (A), (C) and (D), only if the impact of such event, change, circumstance, occurrence, effect or state of facts is disproportionately adverse to the Mid-Con Group Entities, taken as a whole, as compared to other participants in the oil and gas exploration, development and production industry in the United States;

(w) [Reserved].

(x) “Mid-Con Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of any Mid-Con Group Entity (or any of their dependents) has any present or future right to compensation or benefits or any Mid-Con Group Entity sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound;

(y) “Mid-Con Subsidiaries” means the Subsidiaries of the Mid-Con Parties (other than any of the Mid-Con Parties);

(z) “Mid-Con Written Consent” means approval of this Agreement and the transactions contemplated hereby, including the Merger, by written consent without a meeting in accordance with Section 13.11 and Section 14.3 of the Partnership LPA of the holders of Partnership Common Units constituting a Unit Majority (as defined in the Partnership LPA).

(aa) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests;

(bb) “Oil and Gas Properties” all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties;

(cc) “Partnership Common Units” means a Common Unit of the Partnership, as defined in the Partnership LPA;

(dd) “Partnership GP Interest” means the General Partner Interest of the Partnership, as defined in the Partnership LPA;

(ee) “Partnership Units” means the Partnership Common Units and the Partnership GP Interest;

(ff) “Permitted Liens” means:

(i) to the extent not applicable to the transactions contemplated hereby or otherwise waived prior to the Closing, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, shareholders agreements, organic documents and other similar agreements and documents;

(ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(iii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Mid-Con Reserve Report or the Contango Reserve Report, as applicable;

(iv) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Lien (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) would not reasonably be expected to have, individually or in the aggregate, a Mid-Con Material Adverse Effect or a Contango Material Adverse Effect, as applicable, on the value, use or operation of the property encumbered thereby;

(v) such Liens as Contango (in the case of Liens with respect to properties or assets of any Mid-Con Group Entity) or the Partnership (in the case of Liens with respect to properties or assets of any Contango Group Entity), as applicable, may have expressly waived in writing;

(vi) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Mid-Con Group Entities or the Contango Group Entities, as applicable, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(vii) any Liens discharged at or prior to the Closing (including Liens securing any Indebtedness that will be paid off in connection with the Closing);

(viii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(ix) excepting circumstances in which such rights are triggered prior to the Closing, rights of reassignment arising upon final intent to abandon or release any Oil and Gas Lease; or

(x) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Mid-Con Group Entities or the Contango Group Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Mid-Con Group Entities or the Contango Group Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Mid-Con Reserve Report or the Contango Reserve Report, as applicable, with respect to such lease, without a proportionate increase in the net revenue interest shown in the Mid-Con Reserve Report or the Contango Reserve Report, as applicable.

(gg) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(hh) “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production;

(ii) “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

(jj) “Representative” means any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative;

(kk) “Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests, warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities, equity interests or other capital stock of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities, equity interests or other capital stock;

(ll) “Subsidiaries” means, with respect to any Person, any Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partnership interest or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, however, that notwithstanding anything to the contrary in this Agreement, the General Partner shall not be a Subsidiary of the Partnership;

(mm) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(nn) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(oo) “Total Mid-Con Expenses Pool” means, as of the date of measurement, the sum of the Available Negotiation Expenses Pool as of such date and $1,250,000; and

(pp) “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. References to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to. References to agreements and other contractual instruments shall be deemed to include all amendments, extensions and other modifications to such instruments (but only to the extent such amendments, extensions and other modifications are not prohibited by the terms of this Agreement). All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. All references in this Agreement to “transactions contemplated hereby” include the Merger. When a reference is made in this Agreement to information or documents being provided, made available or disclosed by a Contango Party, such information or documents shall include any information or documents (a) included in the Contango SEC Documents or (b) furnished in the “data room” maintained by Contango at least 24 hours prior to the execution of this Agreement and to which access has been granted to the Partnership. When a reference is made in this Agreement to information or documents being provided, made available or disclosed by a Mid-Con Party, such information or documents shall include any information or documents (x) included in the Mid-Con SEC Documents or (y) furnished in the “data room” maintained by the Partnership at least 24 hours prior to the execution of this Agreement and to which access has been granted to Contango.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Mid-Con Disclosure Letter, the Contango Disclosure Letter, the Asset Purchase Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.9.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Execution Date or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal or state court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, including the Merger. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii)  this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that any Contango Party may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to (a) any of its Affiliates at any time, in which case all references herein to such Contango Party shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to any Contango Party as of the Execution Date shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, any Person. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. The parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in this Agreement. Upon such determination that a term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the obligations contemplated hereby are fulfilled to the extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Facsimile or .pdf Signature

. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each party hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The Remainder of this Page is Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CONTANGO OIL & GAS COMPANY

By:	/s/ Farley Dakan
Name:	Farley Dakan
Title:	President

MICHAEL MERGER SUB LLC

By:	/s/ Farley Dakan
Name:	Farley Dakan
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

MID-CON ENERGY PARTNERS, LP

By: Mid-Con Energy GP, LLC, general partner

By:	/s/ Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

MID-CON ENERGY GP, LLC

By:	/s/ Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Annex B

1201 Louisiana Street, Suite 600 Houston, TX 77002 713.292.0863 540 Madison Avenue, 25th Floor New York, NY 10022 212.388.5020 www.intrepidfp.com

October 25, 2020

The Board of Directors of Contango Oil & Gas Company

717 Texas Ave., Suite 2900

Houston, Texas 77002

Members of the Board:

We understand that Contango Oil & Gas Company (the “Company” or “MCF”), Michael Merger Sub LLC (“Michael Merger Sub”), Mid-Con Energy Partners, LP (the “Partnership” or “MCEP”), and Mid-Con Energy GP, LLC (the “General Partner”), the general partner of the Partnership, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of the Partnership with and into Michael Merger Sub pursuant to which Michael Merger Sub shall continue as the surviving limited liability company (the “Transaction”). In connection therewith, each common unit representing a limited partner interest in the Partnership (the “MCEP Common Units”), issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than MCEP Common Units held in the Partnership’s treasury or held by the General Partner immediately prior to the Effective Time) shall be converted into the right to receive 1.7500x shares (the “Exchange Ratio”) of common stock of the Company, par value $0.04 per share (the “MCF Common Stock”). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

The Board of Directors (the “Board of Directors”) of the Company has asked us whether, in our opinion, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed a draft of the Merger Agreement (draft dated October 25, 2020);

(ii)

reviewed certain publicly available information relating to the Partnership and the Company that we deemed relevant, including each of the Partnership’s and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Report on Form 10-Q for the three months ended June 30, 2020 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission;

(iii)

reviewed certain non-public historical and projected financial, reserves, liquidity and operating data relating to both the Partnership and the Company as prepared and furnished to us respectively by the management of the Partnership and the Company, including financial projections, covenants, metrics and related assumptions relating to the Partnership and the Company;

(iv)

reviewed certain recent corporate announcements made by the Partnership including, but not limited to, those regarding (a) the Company’s management services agreement with the Partnership announced June 22, 2020, (b) the Partnership’s recapitalization transactions announced June 5, 2020, and (c) the Partnership’s one-for-twenty reverse unit split effective at the close of business on April 9, 2020;

(v)

discussed the strategic rationale for, and potential benefits of, the Transaction with management of the Company and reviewed the Company management’s estimated cost-synergies resulting from the Transaction;

(vi)

discussed past and current operations and operational projections of each of the Partnership and the Company with management of the Partnership and the Company, respectively (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided);

(vii)	reviewed and analyzed pro forma impacts of the Transaction;

(viii)	performed discounted cash flow analyses based on forecasts and other data provided by management of the Partnership and the Company;

(ix)

reviewed and analyzed publicly available historical and current financial information, debt trading data, unit and stock price data and broker research estimates with respect to certain public companies with operations and assets that we considered comparable to each of the Partnership and the Company;

(x)	reviewed the financial metrics of certain historical transactions that we deemed relevant and compared such financial metrics to those implied by the Transaction; and

(xi)

conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion expressed herein.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax, reserves and other information and data provided to, discussed with or reviewed by us, and we have not assumed any responsibility for independent verification of the accuracy or completeness of any such information. We have further relied upon the assurances of management of the Company and the Partnership that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial and tax forecasts, projections and business plans of the Company and the Partnership provided to us, including estimated cost-synergies resulting from the Transaction, we have relied, with your consent, upon the assurances of management of the Company and the Partnership that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and the Partnership as to the future performance of the Company and the Partnership, under the assumptions reflected therein. We express no view as to such financial and tax forecasts, including without limitation any estimated cost-synergies, or any judgments, estimates or assumptions on which they are based. We have relied upon, without independent verification, the assessment of management of the Company and the Partnership as to the potential impact on the Company and the Partnership, respectively, of the effects of the coronavirus pandemic (COVID-19) and related events on the Company’s and the Partnership’s business and operations, which, if different than assumed, could have a material impact on our analyses or the opinion expressed herein. As the Committee is aware, the oil and gas industry is experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Partnership or the Transaction.

We have relied, with your consent, upon the assessments of management of the Company and the Partnership as to (i) the potential impact on the Company and the Partnership of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of the Company and the Partnership of the Transaction, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of the Company and the Partnership. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Partnership is or may be a party or is or may be subject. We also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to the Company or the Partnership since the date of the latest information relating to the Company or the Partnership, as applicable, made available to us. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or the Partnership and have not made or obtained any evaluations or appraisals of their respective assets or liabilities, nor have we been furnished with any such evaluations or appraisals.

In rendering our opinion, we have assumed (in all respects material to our analysis and with your consent) that the representations and warranties of each party contained in the Merger Agreement are true and correct in all respects, and that each party will perform in all respects all of the covenants, undertakings and agreements required to be performed by it under the Merger Agreement, and the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions contained therein. We have assumed that the final executed and delivered versions of all documents reviewed by us in draft form will conform in all material respects to the most recent drafts reviewed by us. We have assumed that all governmental, regulatory or other consents, approvals or releases and any financing or refinancing contemplated to be undertaken by the parties in connection with the Transaction, including the contemplated private placement of MCF Common Stock, will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the Transaction or materially reduce the benefits of the Transaction to the Company. We have assumed that the Transaction and the business of each of the Company, the Partnership and the other parties to the Transaction will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. We have assumed that the Company and the Board of Directors have relied upon the advice of their counsel, independent accountants and other advisors (other than Intrepid Partners, LLC) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the Transaction.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than whether the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company. We have not been asked to, nor do we express any view on, and our opinion does not address, any other terms, conditions, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the Transaction and the covenants and undertakings of the Company and the Partnership. Our opinion does not address any financing transactions associated with the Transaction, including the contemplated private placement of MCF Common Stock. In addition, we do not express any view regarding the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Board of Directors to engage in the Transaction and enter into and perform the Merger Agreement. We express no view or opinion as to the fairness of the Transaction to the creditors, bondholders or other constituencies of the Company or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction or class of such persons, relative to the Exchange Ratio or otherwise. Further, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to alternative transaction(s).

Our opinion does not address accounting, legal, actuarial, regulatory or tax matters. We are not legal, tax, commercial or bankruptcy advisors. Our opinion does not constitute a solvency opinion and does not address the solvency or financing condition of the Company or any of the potential parties to the Transaction. Our opinion does not address whether the Company has sufficient cash available or other sources of funds to enable it to consummate any distributions. Our opinion does not constitute a tax opinion. Our opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.

We do not express any opinion as to equity securities or debt securities of the Company or the Partnership and the price, trading range or volume at which any securities will trade at any time, including following announcement of the Transaction.

We have acted exclusively as financial advisor to the Board of Directors in connection with an evaluation of the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion, regardless of the conclusion reached herein, and a significant portion of which is contingent (and payable) upon the consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of our business, we and our affiliates may invest in debt and/or equity of the Company and/or the Partnership. We and our affiliates currently own 180,000 shares of MCF Common Stock. In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and other financial services to the Company, the Partnership, the General Partner and/or their affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager for certain equity offerings of the Company totaling $166,000,000 and (i) having acted as financial advisor to the Company in connection with an asset purchase transaction.

This letter, and the opinion expressed herein, (i) is addressed to, and is for the information and benefit of, the Board of Directors (in its capacity as such) in connection with its evaluation of the Transaction, (ii) is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act or vote with respect to the Transaction or any other matter, and (iii) shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us or this opinion be made, for any purpose whatsoever except with our prior written approval in each instance, or as required by applicable law or compulsory legal process in accordance with our engagement letter with the Board of Directors, provided that this opinion may be reproduced in full in any proxy or consent statement required by the Securities and Exchange Commission to be mailed by the Company to its shareholders in connection with the Transaction.

Our opinion is necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and have been evaluated as of, the date of this letter. We assume no responsibility for updating, revising or reaffirming our opinion based on developments, circumstances or events occurring, or information made available to us, after the date of this letter. The issuance of this opinion has been approved by the Fairness Opinion Committee of Intrepid Partners, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Intrepid Partners, LLC
Intrepid Partners, LLC

Annex C

October 25, 2020

Conflicts Committee of the Board of Directors

Mid-Con Energy GP, LLC

2431 E. 61st Street, Suite 850

Tulsa, Oklahoma 74136

Members of the Conflicts Committee:

We understand that Contango Oil & Gas Company, a Texas corporation (“Contango”), Michael Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Contango (“Michael Merger Sub” and, together with Contango, the “Contango Parties”), Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con”), and Mid-Con Energy GP, LLC, a Delaware limited liability company and general partner of Mid-Con (the “General Partner” and, together with Mid-Con, the “Mid-Con Parties”) propose to enter into an agreement and plan of merger (the “Merger Agreement”) pursuant to which Mid-Con will merge with and into Michael Merger Sub, with Michael Merger Sub surviving that merger as a Subsidiary of Contango (the “Merger”), each on the terms and subject to the conditions set forth in the Merger Agreement. By virtue of the Merger, at closing, each issued and outstanding Mid-Con common unit issued and outstanding immediately prior to the Effective Time, as defined in the Merger Agreement (other than treasury units, which shall be cancelled for no consideration), shall be converted into the right to receive 1.7500 shares of validly issued, fully paid and nonassessable common stock, par value $0.04 per share, of Contango (the “Merger Consideration”).

You have requested our opinion as to whether the Merger Consideration to be received by holders of Mid-Con common units (other than affiliates of Goff Capital, Inc.) (the “Unaffiliated Public Unitholders”) pursuant to the Merger Agreement is fair, from a financial point of view, to such Unaffiliated Public Unitholders.

In arriving at our opinion, we have, among other things:

1.

reviewed certain publicly available information relating to Mid-Con and Contango, including (i) Annual Reports on Form 10-K and related audited financial statements of Mid-Con and Contango for the fiscal year ended December 31, 2019 and (ii) the Quarterly Reports on Form 10-Q for Mid-Con and Contango and related unaudited financial statements for the fiscal periods ended March 31, 2020 and June 30, 2020;

2.	reviewed certain non-public projected financial and operating data relating to Mid-Con and Contango prepared and furnished to us by the management teams and staff of Mid-Con and Contango;

3.	reviewed certain estimates of Mid-Con’s oil and gas reserves, including estimates of proved and probable reserves prepared by Mid-Con as of July 1, 2020;

4.

reviewed (i) certain estimates of Contango’s oil and gas reserves, all as of July 1, 2020, including estimates of proved, probable and possible reserves and undeveloped resource potential, prepared by Contango and (ii) estimates of Exaro Energy III LLC’s proved developed producing reserves (the “Exaro Reserves”) prepared by W.D. Von Gonten & Co. (“WDVG”) as of July 1, 2020;

5.

reviewed the equity purchase agreement and other relevant documents relating to the private placement of common stock by Contango and the commitment letters and other relevant documents relating to the Contango reserve based lending facility;

1144 Fifteenth Street, Suite 3900 Denver, Colorado 80202    ∎    600 Travis Street, Suite 6700 Houston Texas 77002

6.

compared recent stock market capitalization indicators for Mid-Con and Contango with recent stock market capitalization indicators for certain similar publicly-traded independent exploration and production companies that we deemed to be relevant;

7.	discussed current operations, financial positioning and future prospects of Mid-Con and Contango with the respective management teams of Mid-Con and Contango;

8.	reviewed historical market prices and trading histories of Mid-Con common units and Contango common stock;

9.	compared the financial terms of the Merger with the financial terms of similar transactions that we deemed to be relevant;

10.	participated in certain discussions and negotiations among the managements of Mid-Con and Contango and their respective financial and legal advisors;

11.	reviewed a draft of the Merger Agreement dated October 25, 2020; and

12.	reviewed such other financial studies and analyses and performed such other investigations and have taken into account such other matters as we have deemed necessary and appropriate.

In rendering our opinion, upon the advice of the managements of Mid-Con and Contango, we have assumed and relied upon, without assuming any responsibility or liability for or independently verifying the accuracy or completeness of, all of the information publicly available and all the information supplied or otherwise made available to us by Mid-Con and Contango or any third-parties on their behalf. We have further relied upon the assurances of representatives of the respective managements of Mid-Con and Contango that they are unaware of any facts that would make the information provided to us incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, we have assumed, upon the advice of Mid-Con and Contango, that such data have been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management and staffs of Mid-Con and Contango relating to the future financial and operational performance of Mid-Con and Contango, respectively. We express no view as to any projected financial and operating data relating to Mid-Con or Contango or the assumptions on which they are based. With respect to the estimates of oil and gas reserves and resource potential, we have assumed, upon the advice of Mid-Con and Contango, that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the respective management and staffs of Mid-Con and Contango (or in the case of the Exaro Reserves, WDVG) relating to the oil and gas properties of Mid-Con and Contango. We express no view as to any reserve or resource potential data relating to Mid-Con or Contango, or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of Mid-Con or Contango, nor, except for the estimates of oil and gas reserves and resource potential referred to above, have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Mid-Con or Contango under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Mid-Con or Contango.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed, upon the advice of Mid-Con and Contango, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Mid-Con or Contango or on the consummation of the Merger or that would materially reduce the benefits of the Merger to Mid-Con or Contango.

Our opinion relates solely to the fairness, from a financial point of view, of the Merger Consideration to be received by the Unaffiliated Public Unitholders pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, (i) the fairness of the proposed Merger to, or any consideration received in connection therewith by, any creditors or other constituencies of Mid-Con, (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Mid-Con or Contango, or any class of such persons, whether relative to the Merger Consideration or otherwise, and (iii) the effect of any voting or similar agreement or understanding to be entered into in connection with or contemplated by the Merger, or any related transactions, including the Asset Purchase Agreement (as defined in the Merger Agreement). We have assumed that any modification to the structure of the Merger will not vary in any material respect from what has been assumed in our analysis. Our advisory services and the opinion expressed herein are provided for the information and benefit of the Conflicts Committee of the Board of Directors of the General Partner in connection with its consideration of the transactions contemplated by the Merger Agreement, and our opinion does not constitute a recommendation to any holder of common units as to how such holder should vote with respect to any of the transactions contemplated by the Merger Agreement. The issuance of this opinion has been approved by the Opinion Committee of Petrie Partners Securities, LLC. Our opinion does not address the relative merits of the Merger as compared to any alternative business transaction or strategic alternative that might be available to Mid-Con, nor does it address the underlying business decision of Mid-Con to engage in the Merger. We have not been asked to consider, and this opinion does not address, the tax consequences of the Merger to any particular unitholder of Mid-Con or any particular stockholder of Contango, or the prices at which Mid-Con common units or Contango common stock will actually trade at any time, including following the announcement or consummation of the Merger. We are not rendering any legal, accounting, tax or regulatory advice and understand Mid-Con and you are relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Merger.

As you are aware, we are acting as financial advisor to Conflicts Committee of the Board of Directors of the General Partner, and we will receive a fee from Mid-Con for our services upon the rendering of this opinion regardless of the conclusions expressed herein. Mid-Con has also agreed to reimburse our expenses, and we will be entitled to receive a success fee if the Merger is consummated. In addition, Mid-Con has agreed to indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between us and our affiliates and Contango and their applicable affiliates pursuant to which we or any of our affiliates received compensation as a result of such relationship. One of our principals is the beneficial owner of approximately 6,050 shares of Contango common stock, the beneficial ownership of which was acquired in connection with a private placement of equity securities in 2005 by a company that merged into Contango in 2013. During the two-year period prior to the date hereof, we and our affiliates performed advisory services for Mid-Con and its affiliates and received customary compensation for such services. Additionally, we may provide financial or other services to Mid-Con and Contango in the future and in connection with any such services we may receive customary compensation for such services.

Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Mid-Con and Contango as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written approval, except that Mid-Con may describe and reproduce this opinion (but only in full) in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by Mid-Con to its unitholders relating to the Merger if such description or reproduction is required by applicable law; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the Unaffiliated Public Unitholders pursuant to the Merger Agreement is fair, from a financial point of view, to such Unaffiliated Public Unitholders.

Very truly yours,

PETRIE PARTNERS SECURITIES, LLC

By:	/s/ Richard C. Moss
Richard C. Moss
Managing Director

Annex D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10–K*

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-35374

Mid-Con Energy Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	45–2842469
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2431 East 61st Street, Suite 850

Tulsa, Oklahoma 74136

(Address of principal executive offices and zip code)

(918) 743-7575

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	MCEP	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).    YES  ☐    NO  ☒

The aggregate market value of the common units held by non-affiliates of the registrant was $10.6 million on June 30, 2019, based on $0.43 per unit, the last reported sales price of the units on The NASDAQ Global Select Market on such date.

Documents incorporated by Reference: None.

As of March 3, 2020, the registrant had 1,557,848 common units outstanding.

*

Mid-Con’s annual report on Form 10-K for the year ended December 31, 2019 originally filed with the SEC on March 12, 2020 has been updated in this Annex D to reflect the 1-for-20 reverse common unit split effected by Mid-Con on April 9, 2020.

D-i

GLOSSARY

The following is a list of certain acronyms and terms generally used in the industry and throughout this document. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been excerpted from the applicable definitions contained in Rule 4-10(a) of Regulation S-X.

ARO	Asset retirement obligations.

Basin	A large depression on the earth’s surface in which sediments accumulate.

Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d	One Bbl per day.

Behind pipe	Reserves associated with recompletion projects which have not been previously produced.

Board	The Board of Directors of our general partner.

Boe	Barrel of oil equivalent, equals six Mcf of natural gas or one Bbl of oil based on a rough energy equivalency. This is a physical correlation of heat content and does not reflect a value or price relationship between the commodities.

Boe/d	One Boe per day.

Btu	One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Class A Preferred Units	Class A Convertible Preferred Units issued on August 11, 2016.

Class B Preferred Units	Class B Convertible Preferred Units issued on January 31, 2018.

Conventional hydraulic fracturing	Hydraulic fracturing is used to stimulate production from new and existing oil and natural gas wells. Large volumes of fracturing fluids, or “fracing fluids,” are pumped deep into the well at high pressures sufficient to cause the reservoir rock to break or fracture. Almost all frac fluid mixtures are comprised of more than 95 percent water. As the pressure builds within the well, rock beds begin to crack. More fluid is added while the pressure is increased until the rock beds finally fracture, creating channels for trapped oil and natural gas to flow into the well bore and up to the surface. The fractures are kept open with proppants made of small granular solids (generally sand) to ensure the continued flow of fluids. By creating or even restoring fractures, the surface area of a formation exposed to the borehole increases and the fracture provides a conductive path that connects the reservoir to the well. These new paths increase the rate that fluids can be produced from the reservoir formations, in some cases by many hundreds of percent.

Developed acreage	Acres spaced or assigned to productive wells or wells capable of production.

Development well	A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole	A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expense and taxes.

EOR	Enhanced oil recovery.

EPA	U.S. Environmental Protection Agency.

Exploratory well	A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

Extension well	A well drilled to extend the limits of a known reservoir.

FASB	Financial Accounting Standards Board.

Field	An area comprised of multiple leases in close proximity to one another that typically produce from the same reservoirs and may or may not be produced under waterflood.

GAAP	Generally Accepted Accounting Principles in the United States of America.

G&A	General and administrative expenses.

GHG	Greenhouse gas.

Gross wells	The number of wells in which a working interest is owned.

Injection well	A well employed for the introduction of water, gas or other fluid under pressure into an underground stratum.

LIBOR	London Interbank Offered Rate.

LOE	Lease operating expenses.

MBbls	One thousand Bbls.

MBoe	One thousand Boe.

MBtu	One thousand Btu.

Mboe/d	One thousand Boe per day.

Mcf	One thousand cubic feet.

Mcf/d	One thousand cubic feet per day.

MMBoe	One million Boe.

MMBtu	One million Btu.

MMcf	One million cubic feet.

NASDAQ	National Association of Securities Dealers Automated Quotation System Global Select Market.

NGLs	Natural gas liquids.

Net production	Production that is owned by us, less royalties and production due others.

Net revenue interest	A working interest owner’s gross working interest in production, less any royalty, overriding royalty, production payment and net profits interests.

Net well	The total of fractional working interests owned in a gross well.

NYMEX	New York Mercantile Exchange.

Oil	Oil and condensate.

Partnership Agreement	First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, dated as of January 31, 2018, as amended.

Preferred Units	Class A Preferred Units and Class B Preferred Units.

Preferred Unitholders	The holders of Preferred Units.

Productive well	A well that is producing or that is mechanically capable of production.

Proved developed reserves	Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves	Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or natural gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved undeveloped reserves (“PUDs”)	Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Realized price	The cash market price, less all expected quality, transportation and demand adjustments.

Recompletion	The completion for production of an existing wellbore in another formation from that which the well has been previously completed. Reserves associated with recompletion are also referred to as “behind pipe.”

Reserves	Parts of mineral deposits which could be economically and legally extracted or produced at the time of the reserve determination.

Reservoir	A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

SEC	Securities and Exchange Commission.

Spacing	The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot price	The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized measure	The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC, less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Undeveloped acreage	Acreage owned or leased on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas.

Unit	A contiguous geographic area that was established and approved by state oil and natural gas commissions for secondary recovery.

Unitization	The process of obtaining approval from working interest owners, mineral owners and regulatory agencies to conduct secondary (e.g., waterflooding) or tertiary operations.

WCS	Western Canadian Select, a benchmark in oil pricing.

Wellbore	The hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

Working interest	The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover	Operations on a producing well to restore or increase production.

WTI	West Texas Intermediate, also called Texas light sweet, is a type of crude oil used as a benchmark in oil pricing. It is the underlying commodity of NYMEX’s oil future contracts.

NAMES OF ENTITIES

As used in this Form 10-K, unless we indicate otherwise:

CG&A	Cawley, Gillespie & Associates, Inc., independent third-party petroleum consultants.

Our general partner	refers to Mid-Con Energy GP, LLC.

Mid-Con Affiliate	refers to Mid-Con Energy III, LLC, and its subsidiaries, which is an affiliate of our general partner.

ME3 Oilfield Service	refers to ME3 Oilfield Service, LLC, which is a wholly owned subsidiary of our Mid-Con Affiliate.

ME2 Well Services	refers to ME2 Well Services, LLC, which is an affiliate of our Mid-Con Affiliate and Mid-Con Energy Operating.

Mid-Con Energy Partners	the “Partnership,” “we,” “our,” “us,” “Company” or like terms when used refer to Mid-Con Energy Partners, LP, a Delaware limited partnership, and its subsidiaries.

Mid-Con Energy Operating	refers to Mid-Con Energy Operating, LLC, an affiliate of our general partner.

Mid-Con Energy Properties	refers to Mid-Con Energy Properties, LLC, our wholly owned subsidiary.

Our predecessor	collectively refers to Mid-Con Energy Corporation, prior to June 30, 2009, and to Mid-Con Energy I, LLC, and Mid-Con Energy II, LLC, on a combined basis, thereafter, our respective predecessors for accounting purposes.

Yorktown	collectively refers to Yorktown Partners, LLC, Yorktown Energy Partners VI, LP, Yorktown Energy Partners VII, LP, Yorktown Energy Partners VIII, LP, Yorktown Energy Partners IX, LP, and/or Yorktown Energy Partners X, LP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (“Form 10-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward–looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	volatility of commodity prices;

•	revisions to oil and natural gas reserves estimates as a result of changes in commodity prices;

•	effectiveness of risk management activities;

•	business strategies;

•	future financial and operating results;

•	our ability to pay distributions;

•	ability to replace the reserves we produce through acquisitions and the development of our properties;

•	future capital requirements and availability of financing;

•	technology and cybersecurity;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	cash flow and liquidity;

•	availability of production equipment;

•	availability of oil field labor;

•	capital expenditures;

•	availability and terms of capital;

•	marketing of oil and natural gas;

•	general economic conditions;

•	world-wide epidemics, including the coronavirus;

•	competition in the oil and natural gas industry;

•	environmental liabilities;

•	counterparty credit risk;

•	governmental regulation and taxation;

•	compliance with NASDAQ listing requirements;

•	developments in oil producing and natural gas producing countries; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this Form 10-K, are forward-looking statements. These forward-looking statements may be found in Item 1. “Business,” Item 1A. “Risk Factors,” Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” and other items in this Form 10-K. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” “goal,” “forecast,” “guidance,” “might,” “scheduled” and the negative of such terms or other comparable terminology.

The forward-looking statements contained in this Form 10-K are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this Form 10-K are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in the “Risk Factors” section and elsewhere in this Form 10-K. All forward-looking statements speak only as of the date made, and other than as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PART I

ITEM 1.	BUSINESS

Mid-Con Energy Partners, LP, is a publicly held Delaware limited partnership formed in July 2011 that engages in the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on EOR. Our general partner is Mid-Con Energy GP, a Delaware limited liability company. Our limited partner units (“common units”) are listed under the symbol “MCEP” on the NASDAQ.

Overview

We operate as one business segment engaged in the ownership, acquisition and development of producing oil and natural gas properties. As of December 31, 2019, our properties were located in Oklahoma and Wyoming core areas. Our properties primarily consist of mature, legacy onshore oil reservoirs with long-lived, relatively predictable production profiles and low production decline rates.

Our management team has significant industry experience, especially with waterflood projects and, as a result, our operations focus primarily on enhancing the development of producing oil properties through waterflooding. Waterflooding, a form of secondary oil recovery, works by displacing or “sweeping” oil to producing wellbores. As of December 31, 2019, 67% of our net proved reserves were being produced under waterflood, on a Boe basis. Through the continued development of our existing properties and through future acquisitions, we seek to increase our reserves and production in order to make and, over time, increase distributions to our unitholders. In order to enhance the stability of our cash flow for the benefit of our unitholders, we generally hedge a portion of our production volumes through various commodity derivative contracts.

Our oil and natural gas production and reserve data as of December 31, 2019, were as follows:

•	we had total estimated proved reserves of 25.6 MMBoe, of which 97% were oil and 77% were proved developed;

•	we owned a working interest in 2,990 wells, approximately 100% operated through our affiliate, Mid-Con Energy Operating;

•	average production for the month ended December 31, 2019, was 6,161 gross (3,624 net) Boe/d; and

•	our total estimated proved reserves had an average reserve-to-production ratio of 19 years.

Our Business Strategy and Competitive Strengths

Our primary business objective is to create long-term stakeholder value through management of current cash flow and long-term reserves. Our goal is to increase the value of our properties through a combination of waterflood development and efficiently operating long-lived, low-decline, mature properties. The key elements of our strategy are:

•	concentrate on competitive strengths;

•	pursue acquisitions with the potential to create value through our core strengths;

•	maintain and increase long-lived, low-decline reserve base;

•	maintain a high degree of operational control and high working interest; and

•	optimize cash flow.

These elements are primarily focused on conventional, primarily oil assets in Oklahoma and Wyoming.

Concentrate on competitive strengths. We focus our attention on assets that have value creation potential through waterflood development and on conventional, primarily oil assets that have complex histories where we can create value through operational enhancements. We have a successful history of economically adding significant production and reserves through waterflooding in Oklahoma and Texas. In 2018, we began acquiring assets in Wyoming where we believe we can continue this track record of adding economic reserves and production through waterflooding. We have also been successful at increasing margins, and consequently value, in conventional, long-lived, low-decline, predominantly oil fields in Oklahoma and Wyoming.

Pursue acquisitions with the potential to create value through our core strengths. We continue to evaluate fields that we believe have potential for waterflood development or margin enhancements through operational efficiency. These can usually be acquired at relatively low entry costs as the existing margins are relatively low.

Maintain and increase long-lived, low-decline reserve base. Maintaining and increasing a long-lived, low-decline reserve base provides us a more stable platform. This type of asset base requires less reinvestment capital to maintain current production and reserves, leaving more free cash flow to be deployed in growth projects and/or acquisitions.

Maintain a high degree of operational control and high working interest. We are able to have a high degree of operational control by operating a high percentage of our properties through our affiliate, Mid-Con Energy Operating. Our operational control along with maintaining a high working interest in our assets allows us to control our operating costs and the timing of our capital expenditures.

Optimize cash flow. We are focused on maximizing the value and cash flow generated from our operations by increasing reserves and production while controlling costs. Our approach to managing our properties provides us the ability to react quickly to changing commodity price environments. As commodity prices fall, we are able to shut-in our lowest margin wells to lessen the impact on cash flow. Since the vast majority of our production is unitized, we are able to shut-in marginal wells without forfeiting leasehold. As oil prices rise, we are able to return wells to operation, increasing the impact on cash flow. Our cash flow optimization allows us to optimize the timing and allocation of capital among our investment opportunities to maximize the rates of return on our properties. We exercise financial discipline by attempting to balance our development capital expenditures with our cash flows from our operations.

Our Areas of Operations

As of December 31, 2019, our properties were primarily located in the Mid-Continent, Big Horn and Powder River Basin regions of the United States in Oklahoma and Wyoming core areas. These core areas are generally composed of multiple fields and waterflood units that are in close proximity to one another, produce from geologically similar reservoirs and utilize similar recovery methods. Focusing on these core areas allows us to apply our cumulative technical and operational knowledge to ongoing property development and to better predict future rates of recovery.

Oklahoma

The majority of our Oklahoma properties are being produced under waterflood and are operated by Mid-Con Energy Operating. At December 31, 2019, our average working interest in these properties was 94%. During 2019, we drilled 5 gross producing wells and 2 gross injection wells.

Wyoming

At December 31, 2019, we had an average working interest of 80% in our Wyoming properties. During 2019, we drilled 1 gross water supply well and converted 5 gross wells to injection.

The following table shows our estimated net proved reserves by core area, based on a reserve report prepared by our internal reserve engineers and audited by CG&A, our independent petroleum engineers, as of December 31, 2019:

	Estimated Net Proved Reserves
	MBoe	% of Total Proved Reserves	% Oil	% Proved Developed Reserves	Standardized Measure
Core Area					Amount (1) ($ in millions)	% of Total
Oklahoma	18,695	73%	97%	92%	$177	73%
Wyoming	6,952	27%	98%	39%	$64	27%

Total	25,647	100%	97%	77%	$241	100%

(1)

Our estimated net proved reserves and standardized measure were computed by applying average 12-month index prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable 12-month period, held constant throughout the life of the properties). These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. The average 12-month index prices were $55.69 per Bbl for oil and $2.58 per MMBtu for natural gas for the 12 months ended December 31, 2019.

Drilling Activities

The following table sets forth information with respect to drilling activities during the periods indicated. The information should not be considered indicative of future performance nor should a correlation be assumed between the numbers of productive wells drilled, quantities of reserves found or economic value. We did not drill any exploratory wells in 2019 or 2018.

	Year Ended December 31,
	2019		2018
	Gross	Net	Gross	Net
Developmental wells
Productive	5	5	9	9
Injection	2	2	1	1
Water Supply	1	—	—	—
Dry	—	—	—	—

Total	8	7	10	10

Oil and Natural Gas Production, Sales Prices and Production Costs

The following table sets forth summary information regarding our historical production and operating data for the years ended December 31, 2019 and 2018. Due to normal production declines, increased or decreased drilling activities, fluctuations in commodity prices and the effects of acquisitions or divestitures, the historical information presented below should not be interpreted as being indicative of future results.

Net Production Volumes, Average Sales Prices and Unit Costs per Boe

The following table provides net production volumes, average sales prices and average unit costs per Boe:

	Year Ended December 31,
	2019	2018
Production volumes, net
Oil (MBbls)	1,179	1,112
Natural gas (MMcf)	676	457
Total (MBoe)	1,292	1,188
Average daily net production (Boe/d)	3,540	3,255
Average sales price
Oil (per Bbl)
Sales price	$53.57	$58.64
Effect of net settlements on matured derivative instruments	$(0.80)	$(6.59)
Realized oil price after derivatives	$52.77	$52.05
Natural gas (per Mcf)	$1.93	$2.47
Average unit costs per Boe
Lease operating expenses	$24.67	$18.97
Production and ad valorem taxes	$4.25	$4.62
Depreciation, depletion and amortization	$8.22	$14.10
General and administrative expenses	$6.63	$5.31

Production

The following table sets forth our production by core area for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019		2018
Core Area	Oil (MBbls)	Natural Gas (MMcf)	Oil (MBbls)	Natural Gas (MMcf)
Oklahoma	816	442	507	178
Cleveland Field(1)	200	—	210	2
Creek County (Oilton)(1)	97	63	128	115
Texas(2)	93	33	448	167
Wyoming	270	201	157	112

Total	1,179	676	1,112	457

(1)

Oklahoma includes production for the Cleveland Field, which is the only field that represented 15% or more of our total estimated proved reserves at both December 31, 2019 and 2018, and for the Creek County Field, which represented 15% or more of our total estimated proved reserves at December 31, 2018.

(2)	Previously considered a core area sold in 2019.

Productive Wells

The following table sets forth information relating to the productive wells in which we owned a working interest as of December 31, 2019. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we own a working interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive Wells
	Oklahoma	Wyoming	Total
Gross
Oil	1,150	485	1,635
Natural Gas	27	—	27

Total Gross Wells	1,177	485	1,662

Net
Oil	1,064	382	1,446
Natural Gas	25	—	25

Total Net Wells	1,089	382	1,471

Operations

General

We operate approximately 100% of our properties, as calculated on a Boe basis as of December 31, 2019, through our affiliate, Mid-Con Energy Operating. For all of the wells we operate, we design and manage the development, recompletion or workover procedures and supervise operational and maintenance activities. We do not own the drilling rigs or other oil field services equipment used for drilling or maintaining wells on the properties we operate.

We engage numerous independent contractors and affiliates to provide all of the equipment and personnel associated with our drilling and maintenance activities, including well servicing, trucking, water hauling, bulldozing, and various downhole services (e.g., logging, cementing, perforating and acidizing). These services are short-term in duration (often being completed in less than a day) and are typically governed by a one-page service order that states only the parties’ names, a brief description of the services and the price.

We also engage several independent contractors to provide hydraulic fracturing services. These services are usually completed in four to six hours utilizing lower pressures and volumes of fluid than are typically employed in multi-stage hydraulic fracturing jobs performed in connection with unconventional oil and natural gas shale plays. These services are not normally governed by long-term services contracts, but instead are generally performed under one-time service orders, which state the parties’ name, a description of the services and the price. These service orders sometimes contain additional terms, for example, taxes, payment due dates, warranties and limitations of the contractor’s liability to damages arising from the contractor’s gross negligence or willful misconduct.

Engineering, Geological and Other Technical Services

Mid-Con Energy Operating employs production and reservoir engineers, geologists and land specialists, as well as field production supervisors. As of December 31, 2019, through the services agreement, we have the direct operational support of a staff of approximately 20 petroleum professionals with significant technical expertise. We believe that this technical expertise, which includes extensive experience utilizing secondary recovery methods, particularly waterfloods, differentiates us from, and provides us with a competitive advantage over, many of our competitors. Please see Item 13. “Certain Relationships and Related Transactions, and Director Independence - Agreements and Transactions with Related Parties” for more information.

Administrative Services

Mid-Con Energy Operating provides us with management, administrative and operational services under the services agreement. We reimburse Mid-Con Energy Operating, on a cost basis, for the allocable expenses it incurs in performing these services. Mid-Con Energy Operating has substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. For a detailed description of the administrative services provided by Mid-Con Energy Operating pursuant to the services agreement, please see Item 13. “Certain Relationships and Related Transactions, and Director Independence - Agreements and Transactions with Related Parties.”

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all hydrocarbons produced from any well drilled on the lease premises. As of December 31, 2019, the lessor royalties and other leasehold burdens on our properties ranged from approximately 12.4% to 32.2%, resulting in a net revenue interest to us ranging from 67.8% to 87.6% on a 100% working interest basis, and our average net revenue interest is 75.7%. For the majority of our properties, leases are held by production and do not require lease rental payments.

Principal Customers

For the year ended December 31, 2019, sales of oil and natural gas to three purchasers accounted for approximately 76% of our sales. The loss of any of our customers could temporarily delay production and sales of our oil and natural gas. If we were to lose any of our significant customers, we believe we could identify substitute customers to purchase the impacted production volumes. However, if any of our customers dramatically decreased or ceased purchasing oil from us, we may experience difficulty receiving comparable rates for our production volumes.

Delivery Commitments

We have no commitments to deliver a fixed and determinable quantity of our oil or natural gas production in the near future under our existing contracts.

Hedging Activities

We continue to enter into commodity derivative contracts with unaffiliated third parties that are also members of our banking group to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and natural gas prices. At December 31, 2019, our commodity derivative contracts had maturities through December 2021 and were comprised of commodity price swaps and collar contracts. For a more detailed discussion of our hedging activities, see Note 5 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data.”

Competition

We operate in a highly competitive environment for acquiring properties and securing trained personnel. Many of our competitors possess and employ financial resources substantially greater than ours, which can be particularly important in the areas in which we operate. These companies may have a greater ability to continue acquisition, and or exploration and production activities during periods of low commodity prices. Some of our competitors may also possess greater technical and personnel resources than us. As a result, our competitors may be able to pay more for properties, as well as evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

At times, we may also be affected by competition for drilling rigs, completion rigs and the availability of related equipment and services. In times past, the U.S. onshore oil and natural gas industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which have delayed development drilling and caused significant increases in the price for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our development program.

Insurance

In accordance with industry practice, we maintain insurance against many potential operating risks to which our business could be exposed. Our coverage includes general liability, commercial umbrella liability, control of well, automobile liability, property and equipment, worker’s compensation and employer’s liability and directors’ and officers’ liability.

Currently, we have coverage for general liability insurance, which includes coverage for sudden and accidental pollution liability and legal and contractual liabilities arising out of property damage and bodily injury, among other things. The insurance policies contain maximum policy limits and in most cases, deductibles that must be met prior to recovery and are subject to certain customary exclusions and limitations. This insurance coverage is in addition to the general and automobile liability policies and may be triggered if the general or automobile liability insurance policy limits are exceeded and exhausted. The control of well policy insures us for blowout risks associated with drilling, completing and operating our wells, including above ground pollution.

These policies do not provide coverage for all liabilities, and no assurance can be given that the insurance coverage will be adequate to cover claims that may arise, or that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Environmental Matters and Regulation

General

Our operations are subject to stringent and complex federal, tribal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things (i) require the acquisition of permits to conduct exploration, drilling and production operations; (ii) govern the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with drilling and production activities; (iii) restrict the way we handle or dispose of our wastes; (iv) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (v) require investigatory and remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and (vi) impose obligations to reclaim and abandon well sites. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the U.S. Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, storage, transport, drilling, disposal and remediation requirements for the oil and natural gas industry could have a significant impact on our operating costs.

Prior to the current U.S. Presidential administration, the clear trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage, transport, drilling, disposal or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot provide assurances that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, we can provide no assurance that we will not incur substantial costs in the future related to revised or additional environmental regulations that could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The federal Resource Conservation and Recovery Act, as amended (“RCRA”), and comparable state statutes and their respective implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil, if properly handled, are exempt from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA’s less stringent solid waste provisions, state laws or other federal laws. However, it is possible that certain oil exploration, development and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to public health or the environment and to seek to recover from responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances or other pollutants released into the environment. Despite the so-called petroleum exclusion, we generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own and lease numerous properties that have been used for oil and/or natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) and to perform remedial operations to prevent future contamination.

Water Discharges

The federal Water Pollution Control Act, as amended, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls regarding the discharge of pollutants, including oil and hazardous substances, into state waters and federal navigable U.S. waters The discharge of pollutants into federal or state waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state or tribal agency that has been delegated authority for the program by the EPA. Federal, state and tribal regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws required individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

The Oil Pollution Act of 1990, as amended (“OPA”), amends the Clean Water Act and establishes strict liability for owners and operators of facilities that are the site of a release of oil into U.S. waters. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the United States.

The Safe Drinking Water Act, as amended (“SDWA”) and analogous state laws impose requirements relating to our underground injection activities. Under these laws, the EPA and state environmental agencies have adopted regulations related to permitting, testing, monitoring, record-keeping and reporting of injection well activities, as well as prohibitions against the migration of injected fluids into underground sources of drinking water. We currently own a number of injection wells, used primarily for reinjection of produced waters that are subject to SDWA requirements.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. We employ conventional hydraulic fracturing techniques to increase the productivity of certain of our properties. The hydraulic fracturing process involves the injection of water, sand and chemicals under pressure into rock formations to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state oil and natural gas commissions. However, the EPA has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the SDWA and has published guidance related to this regulatory authority. In addition, from time to time, Congress has considered federal regulation of hydraulic fracturing including disclosure of the chemicals used in the hydraulic fracturing process. Several states in which we operate have adopted rules requiring the disclosure of certain information related to hydraulic fluids associated with wells that are hydraulically fractured. Additionally, some states and local governments have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. For example, the State of Oklahoma has issued directives to shut-in or reduce the volume sent to disposal wells in the areas that have experienced recent earthquake activity. Other authorities are considering restrictions on the disposal of hydraulic fluids by deep well injection. We follow applicable industry standard practices and legal requirements for groundwater protection in our hydraulic fracturing activities. In the event that new or more stringent federal, state or local legal restrictions are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities.

There are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has completed a study of the potential environmental effects of hydraulic fracturing on drinking water resources and issued its final report in December 2016. The report concluded that hydraulic fracturing activities can impact drinking water resources under some circumstances and identified conditions under which such impacts can be more frequent or severe. In June 2016, the EPA published final pretreatment standards for oil and natural gas extraction to ensure that wastewater from hydraulic fracturing activities is not sent to publicly owned treatment works. Subsequent rules have extended the implementation date for certain facilities that are subject to these standards. The U.S. Department of Energy is conducting an investigation of practices the agency could recommend to better protect the environment from drilling using hydraulic fracturing completion methods. More recently, there have been reports linking the injection of produced fluids from hydraulic fracturing to earthquakes. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Almost all of our hydraulic fracturing operations are conducted on vertical wells. The fracture treatments on these wells are much smaller and utilize much less water than what is typically used on most of the shale oil and natural gas wells that are being drilled throughout the United States. The majority of our leasehold acreage is currently held by production from existing wells. Therefore, fracturing is not currently required to maintain this acreage but it will be required in the future to develop the majority of our proved behind pipe and proved undeveloped reserves associated with this acreage.

We follow applicable industry standard practices and legal requirements for groundwater protection in our operations, subject to close supervision by state and federal regulators, which conduct many inspections during operations that include hydraulic fracturing. We minimize the use of water and dispose of the produced water into approved disposal or injection wells. We currently do not intentionally discharge water to the surface.

Air Emissions

The federal Clean Air Act, as amended, and comparable state laws regulate emissions of various air pollutants through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. The need to obtain permits has the potential to delay the development of our projects.

While we may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues, we do not believe that such requirements will have a material adverse effect on our operations. For example, on August 16, 2012, the EPA published final regulations under the Clean Air Act that, among other things, required additional emissions controls for natural gas and NGLs production, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds (“VOC”), and a separate set of emission standards to address hazardous air pollutants frequently associated with such production activities. The final regulations required the reduction of VOC emissions from natural gas wells through the use of reduced emission completions or “green completions” on all hydraulically fractured wells constructed or refractured after January 1, 2015. For well completion operations that occurred at such well sites before January 1, 2015, the final regulations allow operators to capture and direct flowback emissions to completion combustion devices, such as flares, in lieu of performing green completions. These regulations also established specific new requirements regarding emissions from dehydrators, storage tanks and other production equipment. Compliance with these requirements could increase our costs of development and production, though we do not expect these requirements to be any more burdensome to us than to other similarly situated companies involved in oil and natural gas exploration and production activities.

Climate Change

In December 2009, the EPA published its findings that emissions of carbon dioxide, or CO2, methane, and other greenhouse gases (“GHG”), present a danger to public health and the environment. Based on these findings, the EPA began adopting and implementing regulations that restrict emissions of GHG under existing provisions of the federal Clean Air Act. These regulations include requirements to regulate emissions of GHG from motor vehicles, certain requirements for construction and operating permit reviews for GHG emissions from certain large stationary sources, rules requiring the reporting of GHG emissions from specified large GHG emission sources including operators of onshore oil and natural gas production and rules requiring so-called green completions of natural gas wells for wells constructed after January 2015. In addition, in May 2016, the EPA issued new regulations that set methane and VOC emission standards for certain oil and natural gas facilities. In July 2017, the EPA proposed a two-year study of certain requirements of this rule pending reconsideration of the rule. The Paris Agreement, which was created by the United Nations Framework Convention on Climate Change, entered into force on November 4, 2016. The Paris Agreement requires participating countries to establish “nationally determined contributions” to mitigate climate change that “represent a progression over time” and are reported at five-year intervals. The United States announced its intention to withdraw from the Paris Agreement on June 1, 2017.

We are currently monitoring GHG emissions from our operations in accordance with the GHG emissions reporting rule. Data collected from our initial GHG monitoring activities indicated that we do not currently exceed the threshold level of GHG emissions triggering a reporting obligation. To the extent we exceed the applicable regulatory threshold level in the future, we will report the emissions beginning in the applicable period. Also, the U.S. Congress has, from time to time, considered legislation to reduce emissions of GHG and almost one-half of the states, either individually or through multi-state regional initiatives, already have begun implementing legal measures to reduce emissions of GHG. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHG from, our equipment and operations could require us to incur significant costs to reduce emissions of GHG associated with operations or could adversely affect demand for our production.

The EPA also previously finalized regulations to reduce carbon dioxide emissions from the utility power sector, commonly referred to as the Clean Power Plan, which, if implemented, could reduce the demand for fossil fuels. The implementation of this rule was stayed pending judicial review, and in October 2017, the EPA proposed the repeal of the Clean Power Plan. Legal challenges caused delays to repeal the regulations. However, the U.S. Supreme Court rejected any further court challenges to the Trump Administration’s decision to repeal the Clean Power Plan in October 2018.

National Environmental Policy Act

Oil exploration, development and production activities that are located on federal lands or have a federal “nexus” are subject to the National Environmental Policy Act, as amended, (“NEPA”). NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that analyzes the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. Future or proposed exploration and development plans on federal lands, governmental permits or authorizations that are subject to the requirements of NEPA may be required. This process has the potential to delay development activities.

Endangered Species Act

The federal Endangered Species Act (“ESA”) may restrict activities that affect endangered or threatened species. Federal agencies are required to ensure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. The designation of previously unidentified endangered or threatened species habitats could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered under the Endangered Species Act over a period of six years. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce our reserves.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations, and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Regulation of the Oil and Natural Gas Industry

General

Various aspects of our oil and natural gas operations are subject to extensive and frequently changing regulation as the activities of the oil and natural gas industry often are reviewed by legislators and regulators. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and natural gas industry and its individual members.

The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates, and terms and conditions of transportation service, which affects the marketing of the natural gas we produce, as well as the prices we receive for sales of our natural gas. FERC regulates interstate oil pipelines under the provisions of the Interstate Commerce Act (“ICA”) as in effect in 1977 when ICA jurisdiction over oil pipelines was transferred to FERC, and the Energy Policy Act of 1992, or the EPA Act 1992. FERC is also authorized to prevent and sanction market manipulation in natural gas markets under the Energy Policy Act of 2005. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and non-price controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and NGLs can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

In addition, the Federal Trade Commission (“FTC”) and the U.S. Commodity Futures Trading Commission (“CFTC”) hold statutory authority to prevent market manipulation in oil and natural gas markets and energy futures markets, respectively. Together with FERC, these agencies have imposed broad rules and regulations prohibiting fraud and manipulation in oil and natural gas markets and energy futures markets. We are also subject to various reporting requirements that are designed to facilitate transparency and prevent market manipulation. Failure to comply with such market rules, regulations and requirements could have a material adverse effect on our business, results of operations, and financial condition.

Oil and NGLs Transportation Rates

Our sales of crude oil, condensate and NGLs are not currently regulated and are transacted at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to FERC jurisdiction under the ICA and EPA Act 1992. The price we receive from the sale of oil and NGLs is affected by the cost of transporting those products to market. Interstate transportation rates for oil, NGLs and other products are regulated by the FERC, and in general, these rates must be cost-based or based on rates in effect in 1992, although FERC has established an indexing system for such transportation which allows such pipelines to take an annual inflation-based rate increase. Shippers may, however, contest rates that do not reflect costs of service. The FERC has also established market-based rates and settlement rates as alternative forms of ratemaking in certain circumstances.

In other instances involving intrastate-only transportation of oil, NGLs and other products, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes. Such pipelines may be subject to regulation by state regulatory agencies with respect to safety, rates and/or terms and conditions of service, including requirements for ratable takes or non-discriminatory access to pipeline services. The basis for intrastate regulation and the degree of regulatory oversight and scrutiny given to intrastate pipelines varies from state to state. Many states operate on a complaint-based system and state commissions have generally not initiated investigations of the rates or practices of liquids pipelines in the absence of a complaint.

Regulation of Oil and Natural Gas Exploration and Production

Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits, bonds and pollution liability insurance for the drilling of wells, regulating the location of wells, the method of drilling, casing, operating, plugging and abandoning wells, notice to surface owners and other third parties, and governing the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation of oil and natural gas resources, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing of such wells.

Oklahoma allows forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill.

States also impose severance taxes and enforce requirements for obtaining drilling permits. For example, the State of Oklahoma currently imposes a production tax and an excise tax for oil and natural gas properties. Additionally, production tax rates vary by state. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future.

There are constantly numerous new and proposed regulations related to oil and natural gas exploration and production activities. The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Regulation of Oil and Gas Pipelines

Oil and gas pipelines are subject to construction, installation, operation and safety regulation by the U.S. Department of Transportation (“DOT”) and various other federal, state and local agencies. Congress has enacted several pipeline safety acts over the years. Currently, the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) under the DOT administers pipeline safety requirements for natural gas and hazardous liquid pipelines. These regulations, among other things, address pipeline integrity management and pipeline operator qualification rules. In June 2016, Congress approved new pipeline safety legislation, the “Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2016,” which provides the PHMSA with additional authority to address imminent hazards by imposing emergency restrictions, prohibitions and safety measures on owners and operators of gas or hazardous liquids pipeline facilities. Significant expenses could be incurred in the future if additional safety measures are required or if safety standards are raised and exceed the current pipeline control system capabilities.

The PHMSA has proposed additional regulations for gas pipeline safety. For example, in March 2016, the PHMSA proposed a rule that would expand integrity management requirements beyond “High Consequence Areas” to apply to gas pipelines in newly defined “Moderate Consequence Areas.” Also, on January 10, 2017, the PHMSA approved final rules expanding its safety regulations for hazardous liquid pipelines by, among other things, expanding the required use of leak detection systems, requiring more frequent testing for corrosion and other flaws and requiring companies to inspect pipelines in areas affected by extreme weather or natural disasters. The final rule was withdrawn by the PHMSA in January 2017, and it is unclear whether and to what extent the PHMSA will move forward with its regulatory reforms.

Employees

The officers of our general partner manage our operations and activities. Neither we, our subsidiaries, nor our general partner have employees. Our general partner has entered into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating will perform services for us, including the operation of our properties. Mid-Con Energy Operating has approximately 100 employees performing services for our operations and activities. We believe that Mid-Con Energy Operating has a satisfactory relationship with these employees.

Offices

In addition to our oil and natural gas properties discussed above, we lease corporate office space in Tulsa, Oklahoma, and lease field office space in Abilene, Texas, and Gillette, Wyoming. Our affiliate, Mid-Con Energy Operating, maintains a number of field office locations. We believe that our existing office facilities are adequate to meet our needs for the immediate future.

Financial Information

We operate our business as a single segment. Additionally, all of our properties are located in the United States and all of the related reserves are derived from properties located in the United States. Our financial information is included in the Consolidated Financial Statements and the related notes included in Item 8. “Financial Statements and Supplementary Data.”

Available Information

Our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on our website at www.midconenergypartners.com as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the SEC. These documents are also available on the SEC’s website at www.sec.gov. No information from either the SEC’s website or our website is incorporated herein by reference.

ITEM 1A.	RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. This list is not exhaustive.

Risks Related to Our Business

We may not have sufficient cash available to make quarterly distributions on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

In October 2015, the Board elected to suspend quarterly cash distributions on our common units and the terms of our revolving credit facility require the pre-approval of our lenders before we resume making distributions. The Board may not elect to resume the quarterly distributions on our common units, but if it does, we may not have sufficient cash available to continue to make quarterly distributions on our common units. Under the terms of our Partnership Agreement, the amount of cash available for distributions will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including development of our oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. The amount of cash that we distribute to our unitholders will depend principally on the cash we generate from operations, which will depend on, among other factors:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production inclusive of the net revenues from realized hedges;

•	the amount and timing of settlements on our commodity derivative contracts;

•	the ability to acquire additional oil and natural gas properties on economically acceptable terms;

•	the ability to continue our development projects at economically attractive costs;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the level of our operating costs, including payments to our general partner; and

•	the level of our interest expense, which depends on the amount of our outstanding indebtedness and the interest payable thereon.

Our Partnership Agreement also prevents us from declaring or making any distributions on our common units if we fail to pay any Class A Preferred Unit or Class B Preferred Unit distribution in full on the applicable payment date, until such time as all accrued and unpaid Class A Preferred Unit and Class B Preferred Unit distributions have been paid in full in cash.

If we do not maintain certain financial covenants under our revolving credit facility we may be deemed in breach, entitling our lenders to accelerate the amounts due under the facility or foreclose on our properties.

We are dependent on our revolving credit facility, and a change in a number of financial and operating factors that can materially influence the cash flow generation of our business, including but not limited to, future oil and natural gas prices, sales from produced oil and natural gas volumes and cash operating expenses, could result in our breaching certain financial covenants under the revolving credit facility, which would constitute a default under the revolving credit facility. Such default, if not cured, would require a waiver from our lenders to avoid an event of default and, subject to certain limitations, subsequent acceleration of all amounts outstanding under the revolving credit facility and potential foreclosure on our oil and natural gas properties.

At the quarter ended September 30, 2017, we were not in compliance with our leverage calculation ratio. Although we subsequently received a waiver from the Administrative Agent and the Lenders under our revolving credit facility and are now in compliance with the leverage calculation ratio, there can be no assurances that we will remain in compliance with the leverage calculation ratio or any other ratios in the future, or that we will receive another waiver should we fail to satisfy a covenant again.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Our existing and future indebtedness could have important consequences to us and our business, including but not limited to the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on terms acceptable to us;

•

we may need to apply a substantial portion of our cash flow toward principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results and cash flows are not sufficient to service our current or future indebtedness, in addition to the suspension of distributions, we will be forced to take actions such as further reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

If oil prices decline from current levels, or if there is an increase in the differential between the NYMEX-WTI or other benchmark prices of oil and the wellhead price we receive for our production, our cash flows from operations will decline.

Historically, oil prices have been extremely volatile. For the five years ended December 31, 2019, front-month NYMEX-WTI oil futures prices ranged from a high of $76.41 per barrel to a low of $26.21 per barrel. The volatility of the energy markets makes it extremely difficult to predict future oil price movements with any certainty.

Lower oil prices may decrease our revenues and therefore, our cash flows from operations. Prices for oil may fluctuate widely in response to relatively minor changes in supply of and demand for oil. Market uncertainty and a variety of additional factors that are beyond our control, include:

•	the domestic and foreign supply of and demand for oil;

•	market expectations about future prices of oil;

•	the price and quantity of imports of crude oil;

•	overall domestic and global economic conditions;

•

political and economic conditions in other oil producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage, and world-wide epidemics, including the coronavirus;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	trading in oil derivative contracts;

•	the level of consumer product demand;

•	weather conditions and natural disasters;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxes;

•	the proximity, cost, availability and capacity of oil pipelines and other transportation facilities;

•	the impact of the U.S. dollar exchange rates on oil prices; and

•	the price and availability of alternative fuels.

Also, the prices that we receive for our oil production often reflect a regional discount, based on the location of the production, to the relevant benchmark prices, such as the NYMEX-WTI, that are used for calculating hedge positions. These discounts, if significant, could similarly adversely affect our cash flows from operations and financial condition.

In the past, we have raised our distribution levels on our common units in response to increased cash flow during periods of relatively high commodity prices. However, we have not been able to sustain those distributions. In October 2015, the Board elected to suspend quarterly cash distributions on our common units. There is no guarantee that we will reinstate distributions on our common units in the near future.

If commodity prices decline from current levels, production from some of our producing or development projects may become uneconomic and cause write downs of the value of our properties, which may adversely affect our ability to borrow, our financial condition and our ability to make distributions to our unitholders.

If commodity prices decline from current levels, some of our producing or development projects may become uneconomic and, if the decline is severe or prolonged, a significant portion of such projects may become uneconomic. As producing or development projects become uneconomic, our reserve estimates will be adjusted downward, which could negatively impact our borrowing base under our current revolving credit facility and our ability to fund our operations.

Deteriorating commodity prices may cause us to recognize impairments in the value of our oil and natural gas properties. We recognized $0.4 million in non-cash impairment expense for the year ended December 31, 2019. In addition, if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for additional impairments. We may incur impairment in the future which could have a material adverse effect on our results of operations in the period taken.

Our hedging strategy may be ineffective in mitigating the impact of commodity price volatility on our cash flows, which could adversely affect our financial condition.

Our hedging strategy is to enter into commodity derivative contracts covering a portion of our near-term estimated oil production. The prices at which we are able to enter into commodity derivative contracts covering our production in the future will be dependent upon oil futures prices at the time we enter into these transactions, which may be substantially higher or lower than current oil prices.

Our revolving credit facility prohibits us from entering into commodity derivative contracts with the purpose and effect of fixing prices covering all of our estimated future production, and we therefore retain the risk of a price decrease on our volumes which we are precluded from securing with commodity derivative contracts. Furthermore, we may be unable to enter into additional commodity derivative contracts during favorable market conditions and, thus, may be unable to lock in attractive future prices for our product sales. Finally, our revolving credit facility and associated amendments may cause us to enter into commodity derivative contracts at inopportune times.

Our hedging activities could result in cash losses and may limit the prices we would otherwise realize for our production, which could reduce our cash flows from operations.

Our hedging strategy may limit our ability to realize cash flows from commodity price increases. Many of our commodity derivative contracts require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil prices. If our actual production and sales for any period are less than our hedged production and sales for that period (including reductions in production due to operational delays), we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, which may materially adversely impact our liquidity, financial condition and cash flows from operations.

Our hedging transactions expose us to counterparty credit risk and involve other risks.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a commodity derivative contract. Disruptions in the financial markets could lead to a sudden decrease in a counterparty’s liquidity, which could impair its ability to perform under the terms of the commodity derivative contract and, accordingly, prevent us from realizing the benefit of the commodity derivative contract. Because we conduct our hedging activities exclusively with participants in our revolving credit facility, our net position on a counterparty by counterparty basis is generally that of a borrower.

As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act and other legislation, hedging transactions and many of our contract counterparties have come under increasing governmental oversight and regulations in recent years. Although we cannot predict the ultimate impact of these laws or other proposed laws and the related rulemaking, some of which is ongoing, existing or future regulations may adversely affect the cost and availability of our hedging arrangements, including by causing our counterparties, which include lenders under our revolving credit facility, to curtail or cease their derivative activities.

Unless we replace the oil and natural gas reserves we produce, our revenues and production will decline, which would adversely affect our cash flows from operations.

Producing oil and natural gas reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production and, therefore, our cash flows from operations and ability to resume making distributions on our common units are highly dependent on our success in economically finding or acquiring recoverable reserves and efficiently developing our current reserves. Our production decline rates may be significantly higher than currently estimated if our wells do not produce as expected. Further, our decline rate may change when we make acquisitions. We may not be able to develop, find or acquire additional reserves to replace our current and future production on economically acceptable terms, which would adversely affect our business, financial condition and results of operations.

Our business requires significant capital expenditures, and we may be unable to obtain needed capital or financing on satisfactory terms or at all.

We make, and expect to continue to make, substantial capital expenditures for the development, production and acquisition of oil and natural gas reserves. We do not expect to fund all of these expenditures with cash flows from operations and, if additional capital is needed, we may not be able to obtain debt or equity financing on attractive terms or at all, due to lower oil and natural gas prices, declines in our estimated reserves or production or for any other reason. If cash generated by operations or availability under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to advancement of our development projects, which in turn could lead to a decline in our oil and natural gas reserves, and could adversely affect our business, financial condition and results of operations.

Developing and producing oil and natural gas is a costly and high-risk activity with many uncertainties that could adversely affect our business activities, financial condition or results of operations.

The cost of developing and operating oil and natural gas properties, particularly under a waterflood, is often uncertain, and cost and timing factors can adversely affect the economics of a well. Our efforts may be uneconomical if we drill dry holes, or if our properties are productive but do not produce as much oil and natural gas as we had estimated. Furthermore, our producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of equipment, labor or other services;

•	unexpected operational events and conditions;

•	adverse weather conditions and natural disasters;

•	injection plant or other facility or equipment malfunctions and equipment failures or accidents;

•	title disputes;

•	unitization difficulties;

•	pipe or cement failures, casing collapses or other downhole failures;

•	compliance with environmental and other governmental requirements;

•	lost or damaged oilfield service tools;

•	unusual or unexpected geological formations and reservoir pressure;

•	loss of injection fluid circulation;

•	restrictions in access to, or disposal of, water used or produced in drilling, completions and waterflood operations;

•	costs or delays imposed by or resulting from compliance with regulatory requirements;

•	fires, blowouts, surface craterings, explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations; and

•	uncontrollable flows of oil or well fluids.

If any of these factors were to occur with respect to a particular property, we could lose all or a part of our investment in the property, or we could fail to realize the expected benefits from the property, either of which could materially and adversely affect our financial condition or results of operations.

We inject water into most of our properties to maintain and, in some instances, to increase the production of oil and natural gas. In the future we may employ other secondary or tertiary recovery methods in our operations. The additional production and reserves attributable to the use of secondary recovery methods and of tertiary recovery methods are inherently difficult to predict. If our recovery methods do not result in expected production levels, we may not realize an acceptable return on the investments we make to use such methods.

Hydraulic fracturing has been a part of the completion process for the majority of the wells on our producing properties, and most of our properties are dependent on our ability to hydraulically fracture the producing formations. We engage third-party contractors to provide hydraulic fracturing services and generally enter into service orders on a job-by-job basis. Some service orders limit the liability of these contractors. Hydraulic fracturing operations can result in surface spillage or, in rare cases, the underground migration of fracturing fluids. Any such spillage or migration could result in litigation, government fines and penalties or remediation or restoration obligations. Our current insurance policies provide some coverage for losses arising out of our hydraulic fracturing operations. However, these policies may not cover fines, penalties or costs and expenses related to government-mandated cleanup activities, and total losses related to a spill or migration could exceed our per occurrence or aggregate policy limits. Any losses due to hydraulic fracturing that are not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Our estimated proved reserves and future production rates are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

It is not possible to measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering is complex, requiring subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, future production levels and operating and development costs. As a result, estimated quantities of proved reserves, projections of future production rates and the timing of development expenditures may prove inaccurate. For example, if the price used in our December 2019 reserve report had been $10.00 less per barrel for oil, then the standardized measure of our estimated proved reserves as of that date would have decreased from $241.2 million to $153.1 million.

Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could affect our business, results of operations, financial condition and our ability to make distributions to our unitholders.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil reserves.

The present value of future net cash flows from our proved reserves, or standardized measure, may not represent the current market value of our estimated proved oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our estimated proved reserves on the 12-month average oil and natural gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month and costs in effect as of the date of the estimate, holding the prices and costs constant throughout the life of the properties.

Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than current estimates. In addition, the 10% discount factor we use when calculating discounted future net cash flow for reporting requirements in compliance with the Financial Accounting Standard Board Codification 932, “Extractive Activities-Oil and Gas,” may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Any acquisitions we complete are subject to substantial risks that could adversely affect our financial condition and results of operations.

One of our growth strategies is to capitalize on opportunistic acquisitions of oil reserves. We may not achieve the expected results of any acquisition we complete, and any adverse conditions or developments related to any such acquisition may have a negative impact on our operations and financial condition. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, commodity prices, revenues, operating expenses and costs;

•	an inability to successfully integrate the assets we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing assets; and

•	the occurrence of other significant charges, such as the impairment of oil properties, goodwill or other intangible assets, asset devaluations or restructuring charges.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of properties acquired from third parties (as opposed to the Mid-Con Affiliate) may be incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition, given the time constraints imposed by most sellers. Even a detailed review of the properties owned by third parties and the records associated with such properties may not reveal existing or potential problems, nor will such a review permit us to become sufficiently familiar with such properties to assess fully the deficiencies and potential issues associated with such properties. We may not always be able to inspect every well on properties owned by third parties, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

Adverse developments in our core areas could reduce our ability to make distributions to our unitholders.

We only own oil and natural gas properties and related assets, all of which are currently located in Oklahoma and Wyoming. An adverse development in the oil and natural gas business in these geographic areas could have an impact on our business, financial condition and results of operations.

We are primarily dependent upon a small number of customers for our production sales and we may experience a temporary decline in revenues and production if we lose any of those customers.

The loss of any of our customers could temporarily delay production and sales of our oil and natural gas. If we were to lose any of our significant customers, we believe that we could identify substitute customers to purchase the impacted production volumes. However, if any of our customers dramatically decreased or ceased purchasing oil from us, we may have difficulty receiving comparable rates for our production volumes.

Sales of oil and natural gas to three purchasers accounted for approximately 76% of our sales for the year ended December 31, 2019. Our production is, and will continue to be, marketed by our affiliate, Mid-Con Energy Operating. By selling a substantial majority of our current production to a small concentration of customers, we believe that we have obtained and will continue to receive more favorable pricing than would otherwise be available to us if smaller amounts had been sold to several purchasers based on posted prices. To the extent these significant customers reduce the volume of oil and natural gas they purchase from us, we could experience a temporary interruption in sales of, or may receive a lower price for, our production, and our revenues and cash flows from operations could decline which could adversely affect our financial condition and results of operations.

In addition, a failure by any of these significant customers, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operations. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer a material reduction in our liquidity and ability to make distributions to our unitholders.

Unitization difficulties may delay or prevent us from developing certain properties or greatly increase the cost of their development.

Typical regulatory requirements for waterflood unit formation require anywhere from 63% to 85% of the owners (leasehold, mineral and others) in a proposed unit area to consent to a unitization plan before the relevant regulatory body will issue a unitization order. Mid-Con Energy Operating may be required to dedicate significant amounts of time and financial resources to obtaining consents from other owners and the necessary approvals from the state and federal regulatory agencies. These consents and approvals may also delay our ability to begin developing our new waterflood projects and may prevent us from developing our properties in the way we desire.

Other owners of mineral rights may object to our waterfloods.

It is difficult to predict the movement of the injection fluids that we use in connection with waterflooding. It is possible that certain of these fluids may migrate out of our areas of operations and into neighboring properties, including properties whose mineral rights owners have not consented to participate in our operations. This may result in litigation in which the owners of these neighboring properties may allege, among other things, a trespass and may seek monetary damages and possibly injunctive relief, which could delay or even permanently halt our development of certain of our oil properties.

We might be unable to compete effectively with larger companies, which might adversely affect our business activities, financial condition and results of operations.

The oil and natural gas industry is intensely competitive, and we compete with companies that possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities despite a depressed oil price environment and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests lying contiguous or adjacent to or adjoining our interests could take actions, such as drilling additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves, and may inhibit our ability to further develop our reserves.

Our revolving credit facility has restrictions and financial covenants that may restrict our business and financing activities, and the pre-approval of our lenders will be required for us to resume distributions on our common units.

Our revolving credit facility also restricts, among other things, our ability to incur debt and pay distributions under certain circumstances, and requires us to comply with customary financial covenants and specified financial ratios. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our revolving credit facility that are not cured or waived within specific time periods, a significant portion of our indebtedness may become immediately due and payable, we could be prohibited from making distributions to our unitholders in the future, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our revolving credit facility are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our revolving credit facility, the lenders could seek to foreclose on our assets. Further, the terms of our credit agreement require the pre-approval of our lenders in order to reinstate distributions on our common units.

The total amount we are able to borrow under our revolving credit facility is limited by a borrowing base, which is primarily based on the estimated value of our oil and natural gas properties and our commodity derivative contracts, as determined by our lenders in their sole discretion. The borrowing base is subject to redetermination on a semi-annual basis and more frequent redetermination in certain circumstances. If our lenders were to decrease our borrowing base to a level below our then outstanding borrowings, the amount exceeding the revised borrowing base could become immediately due and payable. The negative redetermination of our borrowing base could adversely affect our business, results of operations, financial condition and our ability to make distributions to our unitholders. Furthermore, in the future, we may be unable to access sufficient capital under our revolving credit facility as a result of any decrease in our borrowing base.

We may not be able to generate enough cash flows to meet our debt obligations.

We expect our earnings and cash flows to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can service in some periods may not be appropriate for us in other periods. Additionally, our future cash flows may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flows from operations and to service our debt obligations. Many of these factors, such as oil and natural gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flows from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

However, we cannot provide assurances that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flows to satisfy our debt obligations or to obtain alternative financing could materially and adversely affect our ability to service our indebtedness, our business, financial condition and results of operations.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in the exploration, development and production of our oil and natural gas properties, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells and other facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

Insurance against all operational risks is not available to us. We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets due to weather and adverse economic conditions have made it more difficult for us to obtain certain types of coverage. As a result, we may not be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes, and we cannot be sure the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and under-insured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Our business depends in part on transportation, pipelines and refining facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our production and could harm our business.

The marketability of our production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods and refining facilities owned by third parties. The amount of oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems, tanker truck availability and extreme weather conditions. Also, the shipment of our oil on third party pipelines may be curtailed or delayed if it does not meet the quality specifications of the pipeline owners. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation or refining facility capacity could reduce our ability to market our oil production and harm our business. Our access to transportation options and the prices we receive for our production can also be affected by federal and state regulation, including regulation of oil production and transportation, and pipeline safety, as well by general economic conditions and changes in supply and demand. In addition, the third parties on whom we rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

In December 2009, the EPA published its findings that emissions of carbon dioxide, methane and other GHG present a danger to public health and the environment. Based on these findings, the EPA began adopting and implementing regulations that restrict emissions of GHG under existing provisions of the federal Clean Air Act, including requirements to reduce emissions of GHG from motor vehicles, requirements associated with certain construction and operating permit reviews for GHG emissions from certain large stationary sources, reporting requirements for GHG emissions from specified large GHG emission sources, including certain owners and operators of onshore oil and natural gas production and rules requiring so-called “green completions” of natural gas wells constructed after January 2015. We are currently monitoring GHG emissions from our operations in accordance with the GHG emissions reporting rule. Data collected from our initial GHG monitoring activities indicated that we do not exceed the threshold level of GHG emissions triggering a reporting obligation. To the extent we exceed the applicable regulatory threshold level in the future, we will report the emissions beginning in the applicable period. Also, the U.S. Congress has, from time to time, considered legislation to reduce emissions of GHG, and almost one-half of the states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHG. In May 2016, the EPA issued new regulations that set methane and VOC emission standards for certain oil and natural gas facilities. In July 2017, the EPA proposed a two-year stay of certain requirements of this rule pending reconsideration of the rule, with amendments proposed in 2018 and 2019. In addition, under the Paris Agreement, which went into effect on November 4, 2016, the United States is required to establish increasingly stringent nationally determined contributions to mitigate climate change. The United States announced its intention to withdraw from the Paris Agreement on June 1, 2017. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHG from, our equipment and operations could require us to incur significant costs to reduce emissions of GHG associated with operations or could adversely affect demand for our production.

Regulation in response to seismic activity could increase our operating and compliance costs.

Recent earthquakes in northern and central Oklahoma and elsewhere have prompted concerns about seismic activity and possible relationships with the energy industry. Legislative and regulatory initiatives intended to address these concerns may result in additional levels of regulation that could lead to operational delays, increase our operating and compliance costs or otherwise adversely affect our operations. To date, these regulations have not adversely impacted our operations but could limit future development for our operations. The adoption and implementation of any new laws, rules, regulations, requests, or directives that restrict our ability to dispose of water, including by plugging back the depths of disposal wells, reducing the volume of oil and natural gas wastewater disposed in such wells, restricting disposal well locations, or by requiring us to shut down disposal wells, could have a material adverse effect on our ability to produce oil and natural gas economically, or at all, and accordingly, could materially and adversely affect our business, financial condition and results of operations. In addition, we are currently defending against certain third-party lawsuits and could be subject to additional claims, seeking alleged property damages or other remedies as a result of alleged induced seismic activity in our areas of operation.

Rules regulating air emissions from oil and natural gas operations could cause us to incur increased capital expenditures and operating costs.

In August 2012, the EPA adopted rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA’s final rule includes NSPS standards for completions of hydraulically fractured wells and establishes specific new requirements for emissions from compressors, controllers, dehydrators, storage vessels, natural gas processing plants and certain other equipment. The rules became effective October 15, 2012; however, a number of the requirements did not take immediate effect as the final rule established a phase-in period to allow for the manufacture and distribution of required emissions reduction technology. As an example, until December 31, 2014, owners and operators of hydraulically fractured gas wells could either flare their emissions or use emissions reduction technology called “green completions” technologies already deployed at wells. On or after January 1, 2015, all newly fractured wells were required to use green completions. Controls for certain storage vessels, pneumatic controllers, compressors, dehydrators and other equipment must be implemented immediately or phased-in over time, depending on the construction date and/or nature of the unit. Compliance with these requirements could increase our costs of development and production, though we do not expect these requirements to be any more burdensome to us than to other similarly situated companies involved in oil and natural gas exploration and production activities.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and natural gas development and production activities. These costs and liabilities could arise under a wide range of federal, state, tribal and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. Claims for damages to persons or property from private parties and governmental authorities may result from environmental and other impacts of our operations.

Strict, joint and several liabilities may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to make cash distributions to our unitholders could be adversely affected. For a detailed discussion please read Item 1. “Business—Environmental Matters and Regulation.”

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is an important and common practice that is used in the completion of unconventional wells in shale formations as well as tight conventional formations, including many of those that we complete and produce. The hydraulic fracturing process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. The process is typically regulated by state oil and natural gas commissions. However, the EPA has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the federal Safe Drinking Water Act and has published guidance documents related to this regulatory authority. In addition, from time to time, Congress has considered legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. Many states in which we operate have adopted rules requiring well operators to publicly disclose certain information regarding hydraulic fracturing operations, including the chemical composition of any liquids used in the hydraulic fracturing process. Generally, certain proprietary information may be excluded from an operator’s disclosure. Additionally, some states and local authorities have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. In the event that new or more stringent federal, state or local legal restrictions are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in our development or production activities.

In addition, there are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has completed a study of the potential environmental effects of hydraulic fracturing on drinking water resources and issued its final report in December 2016. The report concluded that hydraulic fracturing activities can impact drinking water resources under some circumstances and identified conditions under which the impacts may be more frequent or severe. In June 2016, the EPA published final pretreatment standards for oil and gas extraction sources to ensure that wastewater from hydraulic fracturing activities is not sent to publicly owned treatment works. Subsequent rules have extended the implementation date for certain facilities that are subject to these standards. The U.S. Department of Energy is conducting an investigation of practices the agency could recommend to better protect the environment from drilling using hydraulic fracturing completion methods. More recently, there have been reports linking the injection of produced fluids from hydraulic fracturing to earthquakes, which have resulted in claims of liability against producers. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal Safe Drinking Water Act or other regulatory mechanisms. Any additional level of regulation could lead to operational delays or increased operating costs which could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and would increase our costs of doing business, and could adversely affect our financial condition and results of operations.

A failure in our operational systems or cybersecurity attacks on any of our facilities, or those of third parties, may affect adversely our financial results.

Our business is dependent upon our operational systems to process a large amount of data and complex transactions. If any of our financial, operational or other data processing systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk operational system flaws, employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Due to increased technology advances, we have become more reliant on technology to help increase efficiency in our business. We use computer programs to help run our financial and operations sectors, including to estimate quantities of oil and natural gas reserves, process and record financial and operating data, analyze seismic and drilling information and to communicate with our employees and third-party partners. Any future cybersecurity attacks that affect our facilities, vendors, customers or any financial data could lead to data corruption, communication interruption, or other disruptions in our development operations or planned business transactions, any of which could have a material adverse effect on our business. In addition, cybersecurity attacks on our customer and employee data may result in a financial loss and may negatively impact our reputation. Third-party systems on which we rely could also suffer operational system failure. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse effect on our financial results. Further, as cybersecurity attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cybersecurity attacks.

Risks Inherent in an Investment in Us

Our general partner controls us, and the voting members of our general partner, our Mid-Con Affiliate and Yorktown own an approximate 17% interest in us. They have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

Our general partner has control over all decisions related to our operations. As of March 3, 2020, the voting members of our general partner, our Mid-Con Affiliate and Yorktown own an approximate 17% interest in us. Although our general partner has a duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a duty to manage our general partner in a manner beneficial to its owners. All of the executive officers and non-independent directors of our general partner are also officers and/or directors of the Mid-Con Affiliate and will continue to have economic interests in, as well as management and fiduciary duties to, the Mid-Con Affiliate. Additionally, one of the directors of our general partner is a principal with Yorktown. As a result of these relationships, conflicts of interest may arise in the future between the Mid-Con Affiliate and Yorktown and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our limited partner unitholders. These potential conflicts include, among others:

•

our Partnership Agreement limits our general partner’s liability, replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and also restricts the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•

neither our Partnership Agreement nor any other agreement requires the Mid-Con Affiliate and Yorktown or their respective affiliates (other than our general partner) to pursue a business strategy that favors us. The officers and directors of the Mid-Con Affiliate and Yorktown and their respective affiliates (other than our general partner) have a duty to make these decisions in the best interests of their respective equity holders, which may be contrary to our interests;

•

the Mid-Con Affiliate and Yorktown and their affiliates are not limited in their ability to compete with us, including future acquisition opportunities, and are under no obligation to offer or sell assets to us;

•	all of the executive officers of our general partner who provide services to us also devote a significant amount of time to the Mid-Con Affiliate and are compensated for those services rendered;

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our general partner determines the amount and timing of our development operations and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other businesses with which our general partner is or may become affiliated, and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

we entered into a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating provides management, administrative and operational services to us, and Mid-Con Energy Operating also provides these services to the Mid-Con Affiliate;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

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our Partnership Agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to manage and operate our business. The management team of Mid-Con Energy Operating, which includes the individuals who manage us, also provides substantially similar services to the Mid-Con Affiliate, and thus is not solely focused on our business.

Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to provide management, administrative and operational services to us. Mid-Con Energy Operating provides substantially similar services and personnel to the Mid-Con Affiliate and, as a result, may not have sufficient human, technical and other resources to provide those services at a level that it would be able to provide to us if it did not provide similar services to these other entities. Additionally, Mid-Con Energy Operating may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Mid-Con Affiliate or other affiliates of our general partner. There is no requirement that Mid-Con Energy Operating favor us over these other entities in providing its services. If the employees of Mid-Con Energy Operating do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Increases in interest rates could adversely affect our business, results of operations, cash flows from operations and financial condition, and cause a decline in the demand for yield-based equity investments such as our common units and the Preferred Units.

All of the indebtedness outstanding under our revolving credit facility is at variable interest rates; therefore, we have significant exposure to increases in interest rates. As a result, our business, results of operations and cash flows may be adversely affected by significant increases in interest rates. Further, an increase in interest rates may cause a corresponding decline in demand for equity investments, in particular for equity investments such as our common units. Any reduction in demand for our common units resulting from other more attractive investment opportunities may cause the trading price of our common units to decline.

Our Preferred Units rank senior in right of payment to our common units, and we are unable to make any distributions to our common unitholders unless full cumulative distributions are made on our Preferred Units.

Our Preferred Units rank senior to the common units with respect to distribution rights and rights upon liquidation. Subject to certain exceptions, as long as any Preferred Units remain outstanding, we may not declare any distribution on our common units unless all accumulated and unpaid distributions have been declared and paid on the Preferred Units. In the event of our liquidation, winding-up or dissolution, the holders of the Preferred Units would have the right to receive proceeds from any such transaction before the holders of the common units. The payment of the liquidation preference could result in common unitholders not receiving any consideration if we were to liquidate, dissolve or wind-up, either voluntarily or involuntarily. Additionally, the existence of the liquidation preference may reduce the value of the common units, make it harder for us to issue and sell common units in the future, or prevent or delay a change in control.

Our obligation to pay distributions on, and other restrictions associated with, the Preferred Units could impact our liquidity and our ability to finance future operations.

Our obligation to pay distributions on the Preferred Units could impact our liquidity and reduce the amount of cash flow available for working capital, capital expenditures, growth opportunities, acquisitions and other general partnership purposes. Also, as long as any Preferred Units are outstanding, subject to certain exceptions, the affirmative vote or consent of the holders of at least a majority of the outstanding Preferred Units, voting together as a separate class, will be necessary for effecting or validating, among other things: (i) any action to be taken that adversely affects any of the rights, preferences or privileges of the Preferred Units, (ii) amendment of the terms of the Preferred Units, (iii) the issuance of any additional Preferred Units or equity security senior or pari passu in right of distribution or in liquidation to the Preferred Units, (iv) the ability to incur indebtedness

(other than under our existing credit facility or trade payables arising in the ordinary course of business) or (v) the lifting of the suspension of the at-the-market offering program. These restrictions may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

The holders of our Preferred Units are entitled to convert their Preferred Units or cause us to redeem them, which could dilute the holders of our common units or require us to raise cash to fund a redemption.

The holders of our Preferred Units may convert the Preferred Units into common units on a one-for-one basis, in whole or in part, subject to certain conversion thresholds. At any time after August 11, 2021, each holder of the Preferred Units shall have the right to cause us to redeem all or any portion of the outstanding Preferred Units for cash. In addition, in connection with a change of control of the Partnership, holders of Preferred Units may elect to have their Preferred Units converted into common units, plus accrued but unpaid distributions to the conversion date, and if holders of Preferred Units do not elect to convert all of their Preferred Units, then, unless the Partnership is the surviving entity of the change of control, we must redeem any remaining Preferred Units in cash.

If a substantial portion of the Preferred Units are converted into common units, common unitholders could experience significant dilution. Further, if holders of converted Preferred Units dispose of a substantial portion of such common units in the public market, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future. In addition, if we are required to redeem outstanding Preferred Units, it would result in a significant cash expenditure and, if we did not have sufficient funds on hand at that time, we would have to incur borrowings or otherwise finance the cost of such redemption.

Units held by persons who our general partner determines are not Eligible Holders will be subject to redemption.

To comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality;

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an association of U.S. citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof; or

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a limited partner whose nationality, citizenship or other related status would not, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we or our subsidiary has an interest.

Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under U.S. laws or of any state thereof. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder run the risk of having their common units redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our unitholders have limited voting rights and are not entitled to elect our general partner or its Board, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders have no right on an annual or ongoing basis to elect our general partner or its Board. The Board, including the independent directors, is chosen entirely by the voting members of our general partner, and not by our unitholders. Unlike publicly traded corporations, we do not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if our unitholders are dissatisfied, it would be difficult to remove our general partner without its consent.

The vote of the holders of at least 66.67% of all outstanding units is required to remove our general partner. As of March 3, 2020, the voting members of our general partner, our Mid-Con Affiliate and Yorktown own an approximate 17% interest in us, which will enable those holders, collectively, to make it difficult to remove our general partner.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer interests to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our Partnership Agreement does not restrict the ability of the voting members of our general partner from transferring all or a portion of their ownership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the Board and officers of our general partner with their own choices and thereby influence the decisions made by the Board and officers in a manner that may not be aligned with the interests of our unitholders.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our Partnership Agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting, including additional preferred units. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our Partnership Agreement restricts the voting rights of unitholders owning 20% or more of our common units, other than our general partner and its affiliates, the holders of our Preferred Units and Yorktown, which may limit the ability of significant common unitholders to influence the manner or direction of management.

Our Partnership Agreement restricts unitholders’ voting rights by providing that any common units held by a person, entity or group owning 20% or more of any class of common units then outstanding, other than our general partner and its affiliates, the holders of our Preferred Units, Yorktown and their transferees and persons who acquired such common units with the prior approval of the Board, cannot vote on any matter. Our Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Sales of our common units by the selling unitholders may cause our price to decline.

As of March 3, 2020, the voting members of our general partner, our Mid-Con Affiliate and Yorktown own 267,945 common units and 18,000 units held by our general partner, or an approximate 18% interest in us. Sales of these units or of other substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. Sales of such units could also impair our ability to raise capital through the sale of additional common units.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

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a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our Partnership Agreement or to take other actions under our Partnership Agreement constitute “control” of our business.

Our unitholders may have liability to repay distributions.

Although we have suspended distributions on our common units, under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. This requirement could apply to quarterly distributions made before suspension and to future distributions, in the event we elect to reinstate the distributions. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our Partnership Agreement.

We are a master limited partnership (“MLP”). Volatile market conditions and widespread distribution suspensions have changed investor appetite and resulted in a decrease in demand for debt and equity securities issued by MLPs engaged in the upstream oil and gas business (“Upstream MLPs”). This may affect our ability to access the equity and debt capital markets.

The volatility in energy prices and widespread suspension of distributions, among other factors, has contributed to a dislocation in the pricing of debt and equity securities issued by Upstream MLPs, and a number of Upstream MLPs have been adversely affected by this environment. The elimination of distributions to limited partners has caused many investors to discontinue their interest in investing in debt and equity securities issued by Upstream MLPs. While we intend to finance our future capital expenditures with cash flow from operations and, subject to availability, borrowings under our revolving credit facility, we may need or desire to rely on our ability to raise capital in the equity and debt markets to add reserves and to refinance our debt. Continued volatility and lack of investor demand may affect our ability to access capital markets to finance our growth or refinance our debt in our current legal structure and tax status.

We may not be able to maintain our listing on the NASDAQ Global Select Market, which could have a material adverse effect on us and our unitholders.

NASDAQ has established certain standards for the continued listing of a security on the NASDAQ Global Select Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive business days (the “Bid Price Rule”).

As previously disclosed, the Partnership received a deficiency letter on March 26, 2019, from the Listing Qualifications Department (the “Staff”) of NASDAQ, notifying the Partnership that, for 30 consecutive business days, the bid price for the Partnership’s common units had closed below the minimum $1.00 per unit requirement for continued inclusion on the NASDAQ Global Select Market. In accordance with NASDAQ rules, the Partnership was provided an initial period of 180 calendar days, or until September 23, 2019, to regain compliance with the Bid Price Rule.

On September 24, 2019, the Staff notified the Partnership in writing that while the Partnership had not regained compliance with the Bid Price Rule, it was being granted an additional 180-day compliance period, or until March 23, 2020, to regain compliance with the Bid Price Rule. The Staff’s determination was based on the Partnership having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on NASDAQ, with the exception of the Bid Price Rule.

On March 3, 2020, the Partnership announced that the Board has approved a 1-for-10 reverse unit split on the Partnership’s common units, to become effective after the market closes on March 23, 2020. This reverse split is intended for the Partnership to regain compliance with the Bid Price Rule. There can be no assurance that we will be able to regain compliance with the Bid Price Rule. If we do regain compliance with the Bid Price Rule, there can be no assurance that we will be able to maintain compliance with its continued listing requirements, or that our common units will not be delisted from NASDAQ in the future. In addition, we may be unable to meet other applicable listing requirements of NASDAQ, in which case our common units could be delisted notwithstanding our ability to demonstrate compliance with the Bid Price Rule.

Any such delisting could adversely affect the market liquidity of our units and the market price of our units could decrease. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees. Delisting also could have other negative results, including the loss of institutional investors or the loss of business development opportunities.

Tax Risks to Unitholders

Our unitholders are required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

In October 2015, our Board elected to suspend quarterly cash distributions on our common units. Because our unitholders are treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, our unitholders are required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income. Additionally, we may engage in transactions to de-lever the Partnership and manage our liquidity that may result in income and gain to our unitholders without a corresponding cash distribution. For example, if we sell assets and use the proceeds to repay existing debt or fund capital expenditures, unitholders may be allocated taxable income or gain resulting from the sale without receiving a cash distribution.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (“IRS”) were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, we will be treated as a corporation for federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. Failing to meet the qualifying income requirement, or a change in current law, could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate and would likely pay state and local income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions which would be taxable as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flows and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, the U.S. President and members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that would affect publicly traded partnerships or an investment in our units. Additionally, final Treasury Regulations under Section 7704(d)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”), interpret the scope of qualifying income for publicly traded partnerships by providing industry-specific guidance. We believe the income that we treat as qualifying income satisfies the requirements for qualifying income under the current law and the final Treasury Regulations.

In addition, the Tax Cuts and Jobs Act (the “TCJA”) enacted December 22, 2017, made significant changes to the federal income tax rules applicable to both individuals and entities, including changes to the tax rate on an individual or other non-corporate unitholder’s allocable share of certain income from a publicly traded partnership. The TCJA is complex and still lacks administrative guidance implementing certain of its provisions, thus, the impact of certain aspects of its provisions on us or an investment in our units remains unclear. Unitholders should consult their tax advisor regarding the TCJA and its effect on an investment in our units.

Any changes to the U.S. federal income tax laws and interpretations thereof (including administrative guidance relating to the TCJA) may or may not be applied retroactively and could make it more difficult or impossible for us to meet the exception to be treated as a partnership for U.S. federal income tax purposes or otherwise adversely affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes or interpretations thereof could negatively impact the value of an investment in our units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take and a court may not agree with those positions. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner, because the costs will reduce our cash available for distribution.

If the IRS makes audit adjustments to our income tax returns for tax years beginning after December 31, 2017, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, in which case our cash available for distribution to our unitholders might be substantially reduced.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Generally, we expect to elect to have our general partner and unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable to have our general partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, our current unitholders may bear some or all of the tax liability resulting from such adjustment, even if such unitholders did not own units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, our cash available for distribution to our unitholders might be substantially reduced.

Tax gain or loss on the disposition of our units could be more or less than expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their adjusted tax basis in their units. Because prior distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than the original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion, amortization and intangible drilling costs deduction recapture. In addition, because the amount realized may include a unitholder’s share of our non-recourse liabilities, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Unitholders may be subject to limitations on their ability to deduct interest expense incurred by us.

In general, we are entitled to a deduction for interest paid or accrued on indebtedness properly allocable to our trade or business during our taxable year. However, under the TCJA, for taxable years beginning after December 31, 2017, our deduction for “business interest” is limited to the sum of our business interest income plus 30% of our “adjusted taxable income” during the taxable year, computed without regard to, among other items, any business interest expense or business interest income, and in the case of taxable years beginning before January 1, 2022, any deduction allowable for depreciation, depletion or amortization. Business interest expense that we are not entitled to fully deduct will be allocated to each unitholder as excess business interest and may be carried forward and deducted in future years by the unitholder from their share of our “excess taxable income,” which is generally equal to the excess of 30% of our adjusted taxable income over the amount of our deduction for business interest for such future taxable year, subject to certain restrictions. Any excess business interest expense allocated to a unitholder will reduce the unitholder’s tax basis in its partnership interest in the year of the allocation even if the expense does not give rise to a deduction to the unitholder in that year.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (“IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Further, with respect to taxable years beginning after December 31, 2017, a tax-exempt entity with more than one unrelated trade or business (including, with certain exceptions, by attribution from investment in a partnership such as ours that is engaged in one or more unrelated trade or business) is required to compute the unrelated business taxable income of such tax-exempt entity separately with respect to each such trade or business (including for purposes of determining any net operating loss deduction). As a result, for years beginning after December 31, 2017, it may not be possible for tax-exempt entities to utilize losses from an investment in our partnership to offset unrelated business taxable income from another unrelated trade or business and vice versa.

Distributions to non-U.S. unitholders will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. unitholders will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. Under the TCJA, effective for sales, exchanges or other dispositions after December 31, 2017, transferees are generally required to withhold 10% of the amount realized on the sale, exchange or other disposition of a unit by a non-U.S. unitholder if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. If the transferee fails to satisfy this withholding requirement, we will be required to deduct and withhold such amount (plus interest) from future distributions to the transferee. Because of complications arising from this withholding requirement, including, by way of example, our inability to match transferors and transferees of units, the Department of the Treasury and the IRS have currently suspended these rules for transfers of certain publicly traded partnership interests, including transfers of our units, pending final implementing regulations. Proposed regulations addressing these issues have been released, which, if and when finalized, will end this suspension of the withholding rules. It is unclear, however, when such regulations will be finalized. Tax-exempt entities and non-U.S. persons should consult a tax advisor before investing in our units.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation, depletion and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audits of and adjustments to a unitholder’s tax return.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. Although final Treasury Regulations allow publicly traded partnerships to use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, these regulations do not specifically authorize all aspects of the proration method we have adopted. If the IRS were to successfully challenge our proration method or new Treasury Regulations were issued, we may be required to change our method of allocating items of income, gain, loss and deduction among our unitholders.

A unitholder whose units are the subject of a securities loan (e.g. a loan to a “short seller” to affect a short sale of units) may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequences of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units, such unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any items of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units.

We have adopted certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, we must routinely determine the fair market value of our assets. Although we may, from time to time, consult with professional appraisers regarding valuation matters, we make many fair market value estimates ourselves using a methodology based on the market value of our units as a means to determine the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of units and could have a negative impact on the value of the units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

As a result of investing in our units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We own property and conduct business in many states, some of which impose a personal income tax on individuals and impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, foreign, state and local tax returns.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 2.	PROPERTIES

Oil and Natural Gas Reserves

Internal Controls Relating to Reserve Estimates

We maintain an internal staff of petroleum engineers and geoscience professionals to ensure the integrity, accuracy and timeliness of the data used in our reserves estimation process. Our internal controls over the recording of reserves estimates require the estimates to be in compliance with the SEC rules, regulations, definitions and guidance. Our proved reserves are estimated at the well, lease or unit level and compiled for reporting purposes by our reservoir engineering staff. Internal evaluations of our reserves are maintained in a secure reserve engineering database. Reserves are reviewed internally by our senior management on a quarterly basis. Our reserve estimates are audited by our independent third-party reserve engineers, CG&A, at least annually.

Our staff works closely with CG&A to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve audit process. To facilitate their audit of our reserves, we provide CG&A with any information they may request, including all of our reserve information as well as geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures, LOE, product pricing, production and ad valorem taxes and relevant economic criteria. We also make all of our pertinent personnel available to CG&A to respond to any questions they may have.

Technology Used to Establish Proved Reserves

Under the SEC rules, proved reserves are those quantities of oil and natural gas that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, our internal reserve engineers and CG&A employ technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, injection data, seismic data and well test data. Reserves attributable to producing properties with sufficient production history are estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing properties with limited production history and undeveloped locations are estimated using performance from analogous properties in the surrounding area and geologic data to assess the reservoir continuity. Properties were considered to be analogous based on production performance from the same formation and similar completion techniques.

Qualifications of Responsible Technical Persons

CG&A is an independent oil and natural gas consulting firm. No director, officer, or key employee of CG&A has any financial ownership in the Partnership, the Mid-Con Affiliate, Mid-Con Energy Operating or any of their respective affiliates. The compensation paid to CG&A for the audit is not contingent upon the results obtained and reported. The engineering audit presented in the CG&A report was overseen by W. Todd Brooker, President. Mr. Brooker has been a Petroleum Consultant for CG&A since 1992, became Senior Vice President in 2011 and President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition and divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and natural gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures. Prior to CG&A he worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered professional engineer in Texas, No. 83462, and a member of the Society of Petroleum Engineers.

The President and Chief Operating Officer of the general partner, Chad B. Roller, PhD, is the technical person primarily responsible for overseeing the preparation of our reserves estimates. Dr. Roller previously served as Vice President of Development and Petroleum Engineer at Mid-Con Energy Operating and Petroleum Engineer at Royal Dutch Shell where his expertise includes waterflood development and EOR. Dr. Roller received his PhD from Rice University and Master of Science and Bachelor of Science degrees from the University of Oklahoma.

Estimated Proved Reserves

The following table presents our estimated net proved oil and natural gas reserves as of December 31, 2019, based on reserve reports prepared by our reservoir engineering staff and audited by CG&A.

	Net Oil MBbls	Net Gas MMcf	Total Net MBoe
Reserve Data(1)
Estimated proved developed reserves	19,213	3,965	19,874
Estimated proved undeveloped reserves	5,730	256	5,773

Total	24,943	4,221	25,647

(1)

Our estimated net proved reserves were determined using index prices for oil and natural gas, without giving effect to commodity derivative contracts, held constant throughout the life of the properties. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months were $55.69 per Bbl for oil and $2.58 per MMBtu for natural gas at December 31, 2019. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Average adjusted prices used were $52.90 per Bbl of oil and $1.68 per Mcf of natural gas.

The data in the table above represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. For a discussion of risks associated with internal reserve estimates, see Item 1A. “Risk Factors—Risks Related to Our Business.” Our estimated proved reserves and future production rates rely on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure amounts should not be construed as the current market value of our estimated oil reserves. The 10% discount factor used to calculate standardized measure, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Development of Proved Undeveloped Reserves

With respect to PUDs, we have established a development plan approved by the President and Chief Operating Officer of the general partner that is expected to result in converting the PUDs to proved developed reserves within five years from the initial disclosure of the reserves. Additionally, the associated development capital requirements are equal to or less than the management-approved capital program on a year-by-year basis. If either of these criteria cease to be met, we remove the associated PUDs from our proved reserves disclosures. None of our proved undeveloped reserves as of December 31, 2019, had remained undeveloped for more than five years from the date the reserves were initially booked as proved undeveloped.

Our development plan includes PUDs that are based upon qualitative and quantitative factors including estimated risk-based returns, current pricing forecasts, recent drilling results and waterflood responses. None of our PUDs at December 31, 2019, were scheduled to be developed on a date more than five years from the date the reserves were initially booked as proved undeveloped. Consistent with the typical waterflood response time range of 6-18 months from initial development, the transfer of PUDs to the proved developed category is attributable to development costs incurred. During 2019, our capital expenditures totaled $15.5 million, of which $6.9 million was for development (drilling, recompletion and conversion to injection). Based on our current cash flow projections, we expect to fund our 2020 capital spending program of approximately $8.8 million with cash flows from operations, including approximately $8.6 million for the development of PUD reserves. For a more detailed discussion of our liquidity position, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.”

The following table summarizes the changes in our PUDs during the year ended December 31, 2019:

	Net Oil MBbls	Net Gas MMcf	Total Net MBoe
Proved undeveloped reserves as of December 31, 2018	6,155	262	6,199
Conversion to proved developed reserves	(92)	—	(92)
Revisions of previous estimates(1)	173	97	189
Sales of proved undeveloped reserves	(506)	(103)	(523)
Reduction due to aged five or more years	—	—	—

Proved undeveloped reserves as of December 31, 2019	5,730	256	5,773

(1)

Revisions of previous estimates represent changes in the previous reserves estimates, either upward or downward, resulting from changes in our previously adopted development plans, or resulting from new information normally obtained from development drilling or resulting from a change in economic factors, such as commodity prices, operating costs or development costs.

For the year ended December 31, 2019, our PUDs decreased from 6,199 MBoe to 5,773 MBoe. The change was primarily attributable to:

Conversion of Proved Developed Reserves. The conversion of PUDs to proved developed reserves of 189 MBoe reflects the completion of two new drills and the conversion of one well to injection. Our Pine Tree Shannon Unit (“PTSU”) was approved as a waterflood unit in the fourth quarter of 2019. First injection at PTSU was achieved in the second quarter of 2019. Capital investment to significantly expand injection is planned for 2020 in PTSU and is expected to result in conversion of reserves to proved developed reserves.

Sales of proved undeveloped reserves. The divestiture all of our properties in Texas resulted in a decrease in PUDs of 523 MBoe.

Revisions of previous estimates. Revisions of prior estimates of 189 MBoe resulted from a net increase of 292 MBoe, offset by negative revisions of 103 MBoe due to price decreases. The 12-month average price for oil decreased 15% from $65.56 per Bbl for 2018 compared to $55.69 per Bbl for 2019, while the 12-month average price for natural gas decreased 17% from $3.10 per MMBtu for 2018 compared to $2.58 per MMBtu for 2019.

Developed and Undeveloped Acreage

The following table sets forth information relating to our leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests were excluded from this table. As of December 31, 2019, approximately 100% of our leasehold acreage was held by production:

	Developed Acreage		Undeveloped Acreage
Core Area	Gross	Net	Gross	Net
Oklahoma	94,468	68,388	160	160
Wyoming	129,001	103,829	—	—

Total	223,469	172,217	160	160

Drilling Activities

For information with respect to wells drilled and completed for the years ended December 31, 2019 and 2018, see Item 1. “Business—Drilling Activities.”

Productive Wells

For information with respect to the number of productive oil and natural gas wells on our properties for the years ended December 31, 2019 and 2018, see Item 1. “Business—Productive Wells.”

Title to Properties

Prior to completing an acquisition of producing oil and natural gas properties, we perform title reviews on significant leases, and depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties. After an acquisition, we review the assignments from the seller for scrivener’s and other errors and execute and record corrective assignments as necessary.

We initially conduct only a review of the titles to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property.

We believe that we have satisfactory title to all of our material properties. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business.

ITEM 3.	LEGAL PROCEEDINGS

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common units are listed under the symbol “MCEP” on the NASDAQ. At the close of business on February 14, 2020, based upon information received from our transfer agent and brokers and nominees, we had 37 limited partner unitholders of record. This number does not include owners for whom common units may be held in “street” names.

Cash Distributions to Unitholders

In October 2015, prolonged declines in commodity prices prompted us to suspend cash distributions to common unitholders in an effort to preserve liquidity and reallocate excess cash flow towards capital expenditure projects and debt reduction to maximize long-term value for our unitholders. There is no assurance as to future cash distributions since they are dependent upon our projections for future earnings, cash flows, capital requirements, financial conditions and other factors. Our credit agreement stipulates written consent from our lenders is required in order to reinstate common unit distributions. Management and the Board will continue to evaluate, on a quarterly basis, the appropriate level of cash reserves in determining any future distributions.

Cash Distribution Policy

Our Partnership Agreement requires us to distribute all of our available cash on a quarterly basis to unitholders of record on the applicable record date. Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures, working capital and operating expenses) subsequent to that quarter;

•	comply with applicable laws, any of our loan agreements, security agreements, mortgage debt instruments or other agreements; or

•	provide funds for cash distributions to our preferred and common unitholders (including our general partner) for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash or cash equivalents on hand on the date of determination of available cash for the quarter.

See Note 10 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding equity.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 11. “Executive Compensation—Long-Term Incentive Program” for information regarding our equity compensation plans as of December 31, 2019.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6.	SELECTED FINANCIAL DATA

As a smaller reporting company, we are not required to provide the information otherwise required by this item.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Item 8. “Financial Statements and Supplementary Data” contained herein.

Overview

Mid-Con Energy Partners is a publicly held limited partnership formed in July 2011 that engages in the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on EOR. Our properties are located in Oklahoma and Wyoming. Our properties primarily consist of mature, legacy onshore oil reservoirs with long-lived, relatively predictable production profiles and low production decline rates.

As of December 31, 2019, our total estimated proved reserves were 25.6 MMBoe, of which 97% were oil and 77% were proved developed, both on a Boe basis. As of December 31, 2019, we operated approximately 100% of our properties through our affiliate, Mid-Con Energy Operating, and 67% of our net proved reserves were being produced under waterflood, in each instance on a Boe basis. Our average net production for the month ended December 31, 2019, was 3,624 Boe/d and our total estimated proved reserves had a reserve-to-production ratio of 19 years.

2019 Highlights

During the fiscal year ended December 31, 2019, we reduced our borrowings outstanding and closed multiple acquisitions, expanding our new core area of Wyoming and our footprint in Oklahoma. Highlights for the year included:

•

simultaneously closed the previously announced definitive agreements to sell substantially all of our oil and natural gas properties located in Texas for approximately $59.8 million and to purchase certain oil and natural gas properties located in Osage, Grady and Caddo Counties in Oklahoma for an aggregate purchase price of approximately $28.1 million, including final post-closing adjustments for each transaction;

•	received approval for unitization and began injection at PTSU, the largest new waterflood project the Partnership has undertaken;

•	returned approximately 202 wells to production across the portfolio during the year ended December 31, 2019;

•	drilled two injection wells and five producing wells in Oklahoma and one water supply well in Wyoming during the year ended December 31, 2019;

•	extended maturity of our revolving credit facility to May 2021; and

•	decreased total revolving credit facility borrowings by $25.0 million during the year ended December 31, 2019.

Recent Developments

Capital Budget

Our 2020 capital budget will be focused on evaluating development opportunities within our newly acquired assets, while also continuing to develop our existing waterfloods. We will also be focused on operational enhancements in many of the newly acquired fields with expectations of increasing the margins and the value of reserves. We expect to continue to evaluate the acquisition of properties with significant waterflood development opportunities, as well as properties with existing low margins where the opportunity exists to enhance these margins through our competitive strengths.

Revolving Credit Facility

On December 6, 2019, Amendment 14 to the credit agreement was executed, extending the maturity date of our credit facility from November 2020 until May 2021 and decreasing the borrowing base of our revolving credit facility to $95.0 million. A borrowing cap of $85.0 million was instituted, and the Partnership is required to have a Consolidated Funded Indebtedness to Consolidated EBITDAX of less than 3.0 to 1.0 to make any borrowings above the borrowing cap. Additionally, the amendment changed the required leverage ratios throughout the remaining term of the revolving credit facility. See Note 8 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding our revolving credit facility.

Preferred Unit Distributions

A cash distribution of $0.0430 per Class A Preferred Unit, or $0.5 million in aggregate, and a cash distribution of $0.0306 per Class B Preferred Unit, or $0.3 million in aggregate, was paid on February 14, 2020, to holders of record as of the close of business on February 7, 2020.

Appointment and Departure of Certain Officers and Directors

On January 30, 2020, the Partnership announced that Jeffrey R. Olmstead, President and Chief Executive Officer and Director of the general partner, was taking a three-month paid sabbatical commencing on February 1, 2020. Charles R. “Randy” Olmstead, Executive Chairman of the Board, was appointed as Chief Executive Officer of the general partner, and Chad B. Roller, PhD, was appointed as President of the general partner. Dr. Roller was previously appointed as Chief Operating Officer of the general partner effective July 24, 2019.

Reverse Stock Split

On March 3, 2020, the Partnership announced that the Board has approved a 1-for-10 reverse unit split on the Partnership’s common units, to become effective after the market closes on March 23, 2020.

Business Environment

The markets for oil and natural gas have been volatile and may continue to be volatile in the future, which means that the price of oil and natural gas may fluctuate widely. Sustained periods of low prices for oil and natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital. Deteriorating commodity prices may also cause us to recognize impairments in the value of our oil and natural gas properties. Our average sales price per Bbl, excluding commodity derivative contracts, was $53.57 and $58.64 for the years ended December 31, 2019 and 2018, respectively.

The following table is a summary of NYMEX-WTI futures prices for the years ended December 31, 2019 and 2018:

	Price Range
	High	Low	Average
2019	$66.30	$46.54	$57.03
2018	$76.41	$42.53	$64.90

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (commodity price and differential swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. We conduct our risk management activities exclusively with participant lenders in our revolving credit facility. As of February 28, 2020, we have entered oil commodity derivative contracts covering a portion of our anticipated oil production through December 2021.

Our business faces the challenge of natural production declines. As initial reservoir pressures are depleted, production from a given well or formation decreases. Although our waterflood operations tend to restore reservoir pressure and production, once a waterflood is fully effected, production, once again, begins to decline. Our future growth will depend on our ability to continue to add reserves in excess of our production. Our focus on adding reserves is primarily through improving the economics of producing oil from our existing fields and, secondarily, through acquisitions of additional proved reserves. Our ability to add reserves through development projects and acquisitions is dependent upon many factors, including our ability to raise capital, obtain regulatory approvals, procure contract drilling rigs and personnel and successfully identify and close acquisitions.

We focus our efforts on increasing oil and natural gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future cash flows from operations are impacted by our ability to manage our overall cost structure.

How We Evaluate Our Operations

Our primary business objective is to manage our oil and natural gas properties for the purpose of generating stable cash flows, which will provide stability and, over time, growth of distributions to our unitholders. The amount of cash that we can distribute to our unitholders depends principally on the cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other factors:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production;

•	our ability to hedge commodity prices; and

•	the level of our operating and administrative costs.

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas properties, including:

•	oil and natural gas production volumes;

•	realized prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts; and

•	LOE.

Results of Operations

The tables presented in this section summarize certain results of operations and period-to-period comparisons for the years ended December 31, 2019 and 2018. Because of normal production declines, changes in drilling activities, fluctuations in commodity prices and the effects of acquisitions and divestitures, the historical data presented below should not be interpreted as being indicative of future results.

Net production volumes, average sales prices and unit costs per Boe

	Year Ended December 31,
	2019	2018	Change	% Change
Production volumes, net
Oil (MBbls)	1,179	1,112	67	6%
Natural gas (MMcf)	676	457	219	48%
Total (MBoe)	1,292	1,188	104	9%

Average daily net production (Boe/d)	3,540	3,255	285	9%

Average sales price
Oil (per Bbl)
Sales price	$53.57	$58.64	$(5.07)	(9%)
Effect of net settlements on matured derivative instruments	$(0.80)	$(6.59)	$5.79	88%
Realized oil price after derivatives	$52.77	$52.05	$0.72	1%
Natural gas (per Mcf)	$1.93	$2.47	$(0.54)	(22%)

Average unit costs per Boe
Lease operating expenses	$24.67	$18.97	$5.70	30%
Production and ad valorem taxes	$4.25	$4.62	$(0.37)	(8%)
Depreciation, depletion and amortization	$8.22	$14.10	$(5.88)	(42%)
General and administrative expenses	$6.63	$5.31	$1.32	25%

Oil and natural gas sales

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Oil sales	$63,163	$65,206	$(2,043)	(3%)
Natural gas sales	1,304	1,130	174	15%

Total oil and natural gas sales	$64,467	$66,336	$(1,869)	(3%)

Oil and natural gas sales price and volume variances

(in thousands, except prices)	Change in prices	Production Volumes	Total Net Dollar Effect of Change
Effects of changes in sales price
Oil (Bbls)	$(5.07)	1,179	$(5,975)
Natural gas (Mcf)	$(0.54)	676	(366)

Total oil and natural gas sales due to change in price			(6,341)

	Change in Production Volumes	Prior Period Average Prices	Total Net Dollar Effect of Change
Effects of changes in production volumes
Oil (Bbls)	67	$58.64	$3,932
Natural gas (Mcf)	219	$2.47	540

Total oil and natural gas sales due to change in production volumes			4,472

Total change in oil and natural gas sales			$(1,869)

The change in oil and natural gas sales was primarily due to:

•	decreased oil and natural gas sales prices; and

•	divestitures of our Texas properties; partially offset by

•	incremental production from properties acquired in Oklahoma and Wyoming.

(Loss) gain on derivatives, net

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Cash settlements on matured derivatives, net(1)	$(949)	$(6,928)	$5,979	86%
Non-cash change in fair value of derivatives, net	(9,297)	12,602	(21,899)	(174%)

Total (loss) gain on derivatives, net	$(10,246)	$5,674	$(15,920)	(281%)

(1)	The settlement amount does not include premiums paid attributable to contracts that matured during the respective period.

Lease operating expenses

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Lease operating expenses	$31,064	$21,374	$9,690	45%
Workover expenses	806	1,163	(357)	(31%)

Total lease operating expenses	$31,870	$22,537	$9,333	41%

The change in LOE in total and per Boe was primarily due to:

•	incremental costs associated with properties acquired in Oklahoma and Wyoming; partially offset by

•	divestitures of our Texas properties.

Production and ad valorem taxes

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Production taxes	$4,370	$3,979	$391	10%
Ad valorem taxes	1,116	1,504	(388)	(26%)

Total production and ad valorem taxes	$5,486	$5,483	$3	0%

The change in production and ad valorem expenses in total and per Boe was primarily due to:

•	acquisition and divestiture activity with varied production tax rates; and

•	ad valorem fluctuations related to our Texas divestitures and acquired properties in Wyoming.

Depreciation, depletion and amortization and impairment expenses

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Depreciation, depletion and amortization	$10,621	$16,751	$(6,130)	(37%)
Impairment - proved oil and natural gas properties	384	31,160	(30,776)	(99%)
Impairment - assets held for sale	65	—	65	100%

Total DD&A and impairment expenses	$11,070	$47,911	$(36,841)	(77%)

The change in DD&A in total and per Boe was primarily due to:

•	reduced asset carrying values due to impairment in 2018; and

•	the net impact of the Texas divestitures and the properties acquired in Oklahoma and Wyoming.

Impairment of proved oil and natural gas properties for the year ended December 31, 2019, was primarily on marginal projects. Impairment of proved oil and natural gas properties for the year ended December 31, 2018, was primarily due to persistent wellbore issues on a certain Texas project.

General and administrative expenses

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
General and administrative expenses	$7,876	$5,567	$2,309	41%
Non-cash compensation	696	744	(48)	(6%)

Total general and administrative expenses	$8,572	$6,311	$2,261	36%

The change in G&A in total and per Boe was primarily due to:

•	increased professional and other fees related to acquisition and divestiture activity; and

•	increased compensation and increased staffing.

Gain (loss) on sales of oil and natural gas properties, net

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Gain (loss) on sales of oil and natural gas properties, net	$9,671	$(509)	$10,180	2000	%

The gain (loss) on sales of oil and natural gas properties, net for the year ended December 31, 2019, compared to the year ended December 31, 2018, was primarily due to the gain of $9.3 million on the divestiture of substantially all of our Texas properties as part of the Strategic Transaction in March 2019. See Note 3 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for further discussion of the Strategic Transaction.

Interest expense

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Interest expense	$5,166	$6,010	$(844)	(14%)
Average effective interest rate	5.56%	5.39%	0.17%	3%

The change in interest expense was primarily due to lower outstanding borrowings.

Liquidity and Capital Resources

Our ability to finance our operations, fund our capital expenditures and acquisitions, meet or refinance our debt obligations and meet our collateral requirements will depend on our future cash flows, our ability to borrow and our ability to raise equity or debt capital. Our ability to generate cash is subject to a number of factors, some of which are beyond our control, including weather, oil and natural gas prices (including regional price differentials), operating costs and maintenance capital expenditures, as well as general economic, financial, competitive, legislative, regulatory and other factors. Historically, our primary use of cash has been for debt reduction, capital spending (including acquisitions) and distributions.

Since November 2014, oil prices have been extremely volatile, impacting the way we conduct business. In response, we have implemented a number of adjustments to strengthen our financial position. We have continued to hedge a portion of our production to limit downside and volatility in the prevailing commodity price environment. We have aggressively pursued cost reductions to improve profitability and maximize cash flows. Our primary cost reduction initiatives encompass periodic economic review of each well within our portfolio along with ongoing scrutiny of LOE and G&A. Additionally, in the third quarter 2015, we indefinitely suspended our quarterly cash distributions on common units.

Our liquidity position at February 28, 2020, consisted of approximately $0.3 million of available cash and $10.0 million of available borrowings ($85.0 million borrowing cap less $74.0 million outstanding borrowings and $1.0 million outstanding standby letter of credit). Our borrowing base is redetermined in the spring and fall of each year.

Revolving Credit Facility

On December 6, 2019, Amendment 14 to the credit agreement was executed, decreasing the borrowing base of the Partnership’s revolving credit facility to $95.0 million. The amendment also extended the maturity date of the revolving credit facility to May 1, 2021, and provided for a benchmark rate replacement to address the transition of LIBOR in 2021. Under the terms of the amendment, the Partnership is required to have a Consolidated Funded Indebtedness to Consolidated EBITDAX of less than 3.0 to 1.0 to make any borrowings above the borrowing cap of $85.0 million, and must maintain a maximum Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX that does not exceed:

•	4.0 to 1.0 for the quarter ending December 31, 2019,

•	3.75 to 1.0 for the quarter ending March 31, 2020, and

•	3.5 to 1.0 for the quarter ending June 30, 2020, and thereafter.

At February 28, 2020, the outstanding balances of our revolving credit facility and standby letter of credit were $74.0 million and $1.0 million, respectively. As of December 31, 2019, we were in compliance with our financial covenants.

Based on our cash balance, forecasted cash flows from operating activities and availability under our revolving credit facility, we expect to be able to fund our planned capital expenditures budget, meet our debt service requirements and fund our other commitments and obligations. Although we currently expect our sources of cash to be sufficient to meet our near-term liquidity needs, there can be no assurance that our liquidity requirements will continue to be satisfied due to the discretion of our lenders to potentially decrease our borrowing base. Due to the volatility of commodity prices, we may not be able to obtain funding in the equity or debt capital markets on terms we find acceptable. The cost of obtaining debt capital from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, and reduced and, in some cases, ceased to provide any new funding.

Capital Requirements

Our business requires continual investment to upgrade or enhance existing operations in order to increase and maintain our production and the size of our asset base. The primary purpose of growth capital is to acquire and develop producing assets that allow us to increase our production and asset base. To date, we have funded acquisition transactions through a combination of cash, available borrowing capacity under our revolving credit facility and through the issuance of equity, including Preferred Units.

We currently expect capital spending for 2020 for the development, growth and maintenance of our oil and natural gas properties to be approximately $8.8 million. We adjust our capital program in response to business conditions and operating results along with our evaluation of additional development opportunities that are identified throughout the year.

Commodity Derivative Contracts

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (commodity price and differential swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. The commodity derivative contracts that we have entered into generally have the effect of providing us with a fixed price or a floor for a portion of our expected future oil production over a fixed period of time. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. At December 31, 2019, we had commodity derivative contracts covering 59% and 41%, respectively, of our estimated 2020 and 2021 average daily production (estimate calculated based on December 2019 net daily oil production volumes). See Note 5 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding derivatives.

Preferred Units

As of December 31, 2019, we had issued $25.0 million of Class A Preferred Units and $15.0 million of Class B Preferred Units through private placements in August 2016 and January 2018, respectively. Both classes of Preferred Units receive a cumulative, quarterly cash distribution on Preferred Units then outstanding at an annual rate of 8.0%, or in the event that the Partnership’s existing secured indebtedness prevents the payment of a cash distribution to all holders of the Preferred Units, in kind (additional Class A or Class B Preferred Units), at an annual rate of 10.0%. Such distributions will be paid for each such quarter within 45 days after such quarter end, or as otherwise permitted to accumulate pursuant to the Partnership Agreements. See Note 10 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding Preferred Units.

Sources and Uses of Cash

The following table summarizes the net change in cash and cash equivalents for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	2018	Change	% Change
Operating activities
Net cash provided by operating activities	$11,809	$22,585	$(10,776)	(48%)
Investing activities
Acquisitions of oil and natural gas properties	(3,331)	(21,243)	17,912	84%
Additions to oil and natural gas properties	(13,868)	(8,617)	(5,251)	(61%)
Proceeds from sales of oil and natural gas properties	33,453	1,044	32,409	3104%
Proceeds from sale of other assets	123	—	123	100%

Net cash provided by (used in) investing activities	16,377	(28,816)	45,193	157%

Financing activities
Proceeds from line of credit	11,000	22,000	(11,000)	(50%)
Payments on line of credit	(36,000)	(28,000)	(8,000)	(29%)
Proceeds from sale of Class B convertible preferred units, net of offering costs	—	14,847	(14,847)	(100%)
Other	(3,398)	(3,981)	583	15%

Net cash (used in) provided by financing activities	(28,398)	4,866	(33,264)	(684%)

Change in cash and cash equivalents	$(212)	$(1,365)	$1,153	84%

Operating activities. The change in operating cash flows for the periods compared was primarily attributable to:

•	increased LOE of $9.3 million;

•	increased working capital of $3.9 million;

•	increased G&A of $2.3 million; and

•	decreased oil and natural gas sales of $1.9 million; partially offset by

•	decreased net settlements paid on derivatives of $6.4 million.

Investing and financing activities. The change in investing and financing activities for the periods compared was primarily attributable to:

•

net proceeds from the Strategic Transaction in March 2019 and the resulting payment on the revolving credit facility. See Note 3 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for further discussion of the Strategic Transaction; and

•	Preferred Units issuance in 2018. See Note 10 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for further discussion of the Preferred Units.

Critical Accounting Policies and Estimates

Accounting policies we consider significant are summarized in Note 2 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” of this report. Certain accounting policies require management to make critical accounting estimates. Accounting estimates are considered critical if the nature of the estimates and assumptions involves a high degree of subjectivity and judgment concerning uncertain matters and the impact of the estimates and assumptions is material to our financial position or results of operations. Additional information regarding our critical estimates is provided below.

Derivative Contracts and Hedging Activities

Current accounting rules require that all derivative contracts, other than those that meet specific exclusions, be recorded at fair value. Quoted market prices are the best evidence of fair value. If quotations are not available, management’s best estimate of fair value is based on the quoted market price of derivatives with similar characteristics or on other valuation techniques. We use certain pricing models to determine the fair value of our derivative contracts. Inputs to the pricing models include publicly available prices from a compilation of data gathered from third parties and brokers. We compare our estimates of the fair values of our derivative contracts with those provided by our counterparties. There have been no significant differences. See Note 5 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding derivatives.

Successful Efforts Method of Accounting

Accounting for oil and natural gas properties under the successful efforts method of accounting requires management to make estimates that may have a material impact on our financial position as they determine the carrying amount of our oil and natural gas properties and the amount of depletion and impairment expense. We believe the following to be critical accounting estimates associated with the successful efforts method of accounting of our oil and natural gas properties:

Oil and Natural Gas Reserves

Our estimates of proved reserves are based on the quantities of oil and natural gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. The estimates of our proved reserves as of December 31, 2019, are based on reserve reports prepared by our reservoir engineering staff and audited by CG&A. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years.

The accuracy of our reserve estimates is a function of many factors, including the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgments of the individuals preparing the estimates. In addition, our proved reserve estimates are also a function of many assumptions, all of which could deviate significantly from actual results. For example, when the price of oil and natural gas increases, the economic lives of our properties are extended, thus increasing estimated proved reserve quantities and making certain projects economically viable. Likewise, if oil and natural gas prices decrease, the economic lives of our properties are reduced and certain projects may become uneconomic, reducing estimated proved reserve quantities. Oil and natural gas price volatility adds to the uncertainty of our reserve quantity estimates. As such, reserve estimates may materially vary from the ultimate quantities of oil and natural gas eventually recovered. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see Note 17 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” and see also Item 1. “Business.”

Impairment of Oil and Natural Gas Properties

We review our long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value exceeds management’s estimate of fair value. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flow is less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flow to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and developmental costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in our estimated cash flows are the product of a process that begins with NYMEX-WTI forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that management believes will impact realizable prices. We review our oil and natural gas properties by amortization base (field) or by individual well for those wells not constituting part of an amortization base.

Asset Retirement Obligations

We have obligations under our lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas production operations. These ARO are primarily associated with plugging and abandoning wells. We typically incur this liability upon acquiring or drilling a well. Determining the future restoration and removal requires management to make estimates and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. We estimate the future plugging and abandonment costs of wells, the ultimate productive life of the properties, a risk-adjusted discount rate and an inflation factor in order to determine the current present value of this obligation. We are required to record the fair value of a liability for the ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. We review our assumptions and estimates of future ARO on an annual basis, or more frequently, if an event or circumstances occur that would impact our assumptions. To the extent future revisions to these assumptions impact the present value of the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. The liability is accreted each period toward its future value. The discounted capitalized cost is amortized to expense through the depreciation calculation of the life of the assets based on proved developed reserves. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability. See Note 7 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information.

Valuation of Business Combinations

The estimated fair values of proved oil and natural gas properties acquired in business combinations are based on a discounted cash flow model and market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk-adjusted discount rates. Based on the unobservable nature of certain of the inputs, the estimated fair value of the oil and natural gas properties acquired is deemed to use Level 3 inputs. See Note 6 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding fair value.

Off–Balance Sheet Arrangements

At December 31, 2019, we had no off–balance sheet arrangements.

Recently Issued Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” for additional information regarding recently issued accounting pronouncements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information otherwise required by this item.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partners

Mid-Con Energy Partners, LP

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Mid-Con Energy Partners, LP (a Delaware limited partnership) and subsidiaries (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of operations, cash flows, and changes in equity for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 15 to the consolidated financial statements, the Partnership has changed its method of accounting for leases in the year ended December 31, 2019 due to the adoption of FASB Accounting Standards Codification Topic 842, Leases.

Basis for opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Partnership’s auditor since 2005.

Tulsa, Oklahoma

March 12, 2020 (except for Note 18, as to which the date is November 20, 2020)

Mid-Con Energy Partners, LP and subsidiaries

Consolidated Balance Sheets

(in thousands, except number of units)

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$255	$467
Accounts receivable	6,853	4,194
Derivative financial instruments	—	5,666
Prepaid expenses	87	118
Assets held for sale	365	430

Total current assets	7,560	10,875
Property and equipment
Oil and natural gas properties, successful efforts method
Proved properties	261,375	379,441
Unproved properties	3,125	2,928
Other property and equipment	1,262	427
Accumulated depletion, depreciation, amortization and impairment	(72,303)	(175,948)

Total property and equipment, net	193,459	206,848
Derivative financial instruments	730	2,418
Other assets	1,020	1,563

Total assets	$202,769	$221,704

LIABILITIES, CONVERTIBLE PREFERRED UNITS AND EQUITY
Current liabilities
Accounts payable
Trade	$320	$141
Related parties	6,902	3,732
Derivative financial instruments	1,944	—
Accrued liabilities	795	2,024
Other current liabilities	430	—

Total current liabilities	10,391	5,897
Long-term debt	68,000	93,000
Other long-term liabilities	457	47
Asset retirement obligations	30,265	26,001
Commitments and contingencies
Class A convertible preferred units - 11,627,906 issued and outstanding, respectively	22,964	21,715
Class B convertible preferred units - 9,803,921 issued and outstanding, respectively	14,829	14,635
Equity, per accompanying statements
General partner	(793)	(786)
Limited partners – 1,541,215 and 1,521,806 units issued and outstanding, respectively	56,656	61,195

Total equity	55,863	60,409

Total liabilities, convertible preferred units and equity	$202,769	$221,704

See accompanying notes to consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Consolidated Statements of Operations

(in thousands, except per unit data)

	Year Ended December 31,
	2019	2018
Revenues
Oil sales	$63,163	$65,206
Natural gas sales	1,304	1,130
Other operating revenues	1,280	778
(Loss) gain on derivatives, net	(10,246)	5,674

Total revenues	55,501	72,788
Operating costs and expenses
Lease operating expenses	31,870	22,537
Production and ad valorem taxes	5,486	5,483
Other operating expenses	2,068	945
Impairment of proved oil and natural gas properties	384	31,160
Impairment of assets held for sale	65	—
Depreciation, depletion and amortization	10,621	16,751
Dry holes and abandonments of unproved properties	—	612
Accretion of discount on asset retirement obligations	1,596	721
General and administrative	8,572	6,311

Total operating costs and expenses	60,662	84,520
Gain (loss) on sales of oil and natural gas properties, net	9,671	(509)

Income (loss) from operations	4,510	(12,241)
Other (expense) income
Interest income	10	3
Interest expense	(5,166)	(6,010)
Other expense	(3)	(15)
Gain on sale of other assets	123	—
(Loss) gain on settlements of asset retirement obligations	(73)	10

Total other expense	(5,109)	(6,012)

Net loss	(599)	(18,253)
Less: Distributions to preferred unitholders	4,643	4,456
Less: General partner’s interest in net loss	(7)	(214)

Limited partners’ interest in net loss	$(5,235)	$(22,495)

Limited partners’ interest in net loss per unit
Basic and diluted	$(3.40)	$(14.83)
Weighted average limited partner units outstanding
Limited partner units (basic and diluted)	1,538	1,516

See accompanying notes to consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(599)	$(18,253)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation, depletion and amortization	10,621	16,751
Debt issuance costs amortization	702	678
Accretion of discount on asset retirement obligations	1,596	721
Impairment of proved oil and natural gas properties	384	31,160
Impairment of assets held for sale	65	—
Dry holes and abandonments of unproved properties	—	612
Loss (gain) on settlements of asset retirement obligations	73	(10)
Cash paid for settlements of asset retirement obligations	(97)	(128)
Mark to market on derivatives
Loss (gain) on derivatives, net	10,246	(5,674)
Cash settlements paid for matured derivatives, net	(949)	(6,928)
Cash premiums paid for derivatives	—	(401)
(Gain) loss on sales of oil and natural gas properties	(9,671)	509
Gain on sale of other assets	(123)	—
Non-cash equity-based compensation	696	744
Changes in operating assets and liabilities
Accounts receivable	(2,856)	1,367
Prepaid expenses and other assets	70	(61)
Accounts payable - trade and accrued liabilities	97	(210)
Accounts payable - related parties	1,554	1,708

Net cash provided by operating activities	11,809	22,585
Cash flows from investing activities
Acquisitions of oil and natural gas properties	(3,331)	(21,243)
Additions to oil and natural gas properties	(13,868)	(8,617)
Proceeds from sales of oil and natural gas properties	33,453	1,044
Proceeds from sale of other assets	123	—

Net cash provided by (used in) investing activities	16,377	(28,816)
Cash flows from financing activities
Proceeds from line of credit	11,000	22,000
Payments on line of credit	(36,000)	(28,000)
Debt issuance costs	(198)	(681)
Proceeds from sale of Class B convertible preferred units, net of offering costs	—	14,847
Distributions to Class A convertible preferred units	(2,000)	(2,500)
Distributions to Class B convertible preferred units	(1,200)	(800)

Net cash (used in) provided by financing activities	(28,398)	4,866

Net decrease in cash and cash equivalents	(212)	(1,365)
Beginning cash and cash equivalents	467	1,832

Ending cash and cash equivalents	$255	$467

See accompanying notes to consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Consolidated Statements of Changes in Equity

(in thousands)

	General	Limited Partner		Total
	Partner	Units	Amount	Equity
Balance, December 31, 2017	$(572)	1,505	$82,260	$81,688
Equity-based compensation	—	17	744	744
Distributions to Class A convertible preferred units	—	—	(2,000)	(2,000)
Distributions to Class B convertible preferred units	—	—	(1,100)	(1,100)
Allocation of value to beneficial conversion feature of Class B convertible preferred units	—	—	686	686
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(1,181)	(1,181)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(175)	(175)
Net loss	(214)	—	(18,039)	(18,253)

Balance, December 31, 2018	(786)	1,522	61,195	60,409
Equity-based compensation	—	19	696	696
Distributions to Class A convertible preferred units	—	—	(2,000)	(2,000)
Distributions to Class B convertible preferred units	—	—	(1,200)	(1,200)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(1,249)	(1,249)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(194)	(194)
Net loss	(7)	—	(592)	(599)

Balance, December 31, 2019	$(793)	1,541	$56,656	$55,863

See accompanying notes to consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Nature of Operations

Nature of Operations

Mid-Con Energy Partners, LP is a publicly held Delaware limited partnership formed in July 2011 that engages in the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on EOR. Our limited partner units (“common units”) are listed under the symbol “MCEP” on the NASDAQ. Our general partner is Mid-Con Energy GP, a Delaware limited liability company.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying financial statements and related notes present our consolidated financial position as of December 31, 2019 and 2018, and the results of operations, cash flows and changes in equity for the years then ended December 31, 2019 and 2018. The accompanying consolidated financial statements have been prepared in accordance with GAAP. Our subsidiary is Mid-Con Energy Properties. All intercompany transactions and account balances have been eliminated. We aggregate all of our oil and natural gas properties into one business segment engaged in the development and production of oil and natural gas properties.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Depletion and impairment of oil and natural gas properties, in part, are determined using estimates of proved oil and natural gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved oil and natural gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are not limited to, ARO, fair value of assets acquired and liabilities assumed in business combinations and asset acquisitions and fair value of derivative financial instruments.

Cash and Cash Equivalents

We consider all cash on hand, depository accounts held by banks and money market accounts with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are generated from the sale of oil and natural gas to various customers. We routinely assess the financial strength of our customers, and bad debts are recorded based on an account level review after all means of collection have been exhausted, and the potential recovery is considered remote. At December 31, 2019 and 2018, we did not have any reserves for doubtful accounts and we did not incur any expenses related to bad debts in any period presented.

Revenue Recognition

We adopted ASC 606 effective January 1, 2018, using the modified retrospective approach. ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Under ASC 605, we followed the sales method of accounting for oil and natural gas sales revenues in which revenues were recognized on our share of actual proceeds from oil and natural gas sold to purchasers. Revenue recognition required for our oil and natural gas sales contracts by ASC 606 does not differ from revenue recognition required under ASC 605 to account for such contracts. Therefore, we concluded that there was no change in our revenue recognition under ASC 606 and the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018, did not result in an adjustment to retained earnings. We had no significant natural gas imbalances at December 31, 2019 and 2018.

Revenue from Contracts with Customers. Under our oil and natural gas sales contracts, enforceable rights and obligations arise at the time production occurs on dedicated leases as the Partnership promises to deliver goods in the form of oil or natural gas production on contractually-specified leases to the purchasers. Sales of oil and natural gas are recognized at the point that control of the product is transferred to the customer; title and risk of loss to the product generally transfers at the delivery point specified in the contract. We do not extract NGLs from our natural gas production prior to the sale and transfer of title of the natural gas stream to our purchasers. While some of our purchasers extracted NGLs from the natural gas stream sold by us to them, we had no ownership in such NGLs. The Partnership commits and dedicates for sale all of the oil or natural gas production from contractually agreed-upon leases to the purchaser. Our oil contract pricing provisions are tied to a market index, with certain marketing adjustments, including location and quality differentials as well as certain embedded marketing fees. The majority of our natural gas contract pricing provisions are tied to a market index less customary deductions, such as gathering, processing and transportation. Payment is typically received 30 to 60 days after the date production is delivered.

Transaction Price Allocated to Remaining Performance Obligations. Our oil and natural gas sales are generally short-term in nature, with a contract term of one year or less. For those contracts, we have utilized the practical expedient in ASC 606-10-50-14, exempting the Partnership from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For our oil and natural gas sales contracts, the variable consideration related to variable production is not estimated because the uncertainty related to the consideration is resolved as the Bbl and Mcf of natural gas are transferred to the customer each day. Therefore, we have utilized the practical expedient in ASC 606-10-50-14(a), which states the Partnership is not required to disclose the transaction price allocated to remaining performance obligations for specific situations in which the Partnership does not need to estimate variable consideration to recognize revenue.

Contract Balances. Our oil and natural gas sales contracts do not give rise to contract assets or liabilities under ASC 606.

Oil and Natural Gas Properties

Our oil and natural gas development and production activities are accounted for using the successful efforts method. Under this method all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs are expensed. Capitalized costs of proved properties are depleted using the units-of-production method based on proved reserves on a field basis. The depreciation of capitalized production equipment is based on the units-of-production method using proved developed reserves on a field basis. Capitalized costs of individual properties abandoned or retired are charged to accumulated depletion, depreciation and amortization. Proceeds from sales of individual properties are credited to property costs. No gain or loss is recognized until the entire amortization base (field) is sold or abandoned.

Costs associated with unproved properties are excluded from depletion until proved reserves are established or impairment determined. When proven reserves are established, any unproved property costs associated with the project are transferred to proved properties and included in depletion. Unproved properties are assessed at least annually to ascertain whether impairment has occurred. In addition, impairment assessments are made for interim reporting periods if facts and circumstances exist that suggest impairment may have occurred. The impairment test for unproved properties is not based on the estimated fair value of the unproved properties. The impairment assessment includes consideration of our intent to fully develop our unproved properties, remaining lease terms, geological and geophysical evaluations, our drilling results, potential drilling locations, availability of capital, assignment of proved reserves, expected divestitures, anticipated future capital expenditures and economic considerations, among others.

Costs of significant proved non-producing properties and wells in the process of being drilled are excluded from depletion until such time as the proved reserves are established or impairment is determined. Costs of significant development projects are excluded from depletion until the related project is completed. We capitalize interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. We had no capitalized interest during any of the periods presented. We review our long-lived assets to be held and used, including proved oil and natural gas properties whenever events or circumstances indicate that the carrying value may be greater than management’s estimates of its future net cash flows, including cash flows from proved reserves. The need to test an asset for impairment may result from significant declines in sales prices or downward revisions in estimated quantities of oil and natural gas reserves. If the carrying value of the long-lived assets exceeds the sum of estimated undiscounted future net cash flows, an impairment expense is recognized for the difference between the estimated fair value and the carrying value of the assets. We review our oil and natural gas properties by amortization base (field) or by individual well for those wells not constituting part of an amortization base. These evaluations involve a significant amount of judgment since the results are based on estimated future events, such as future sales prices for oil and natural gas, future costs to produce these products, estimates of future oil and natural gas reserves to be recovered and the timing thereof, the economic and regulatory climates and other factors. Cash flow estimates for the impairment testing exclude derivative instruments used to mitigate the price risk related to lower future oil and natural gas prices.

We have obligations under our lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas production operations. These ARO are primarily associated with plugging and abandoning wells. We typically incur this liability upon acquiring or drilling a well. Determining the future restoration and removal requires management to make estimates and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. We estimate the future plugging and abandonment costs of wells, the ultimate productive life of the properties, a risk-adjusted discount rate and an inflation factor in order to determine the current present value of this obligation. We are required to record the fair value of a liability for the ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. We review our assumptions and estimates of future ARO on an annual basis, or more frequently, if an event or circumstances occur that would impact our assumptions. To the extent future revisions to these assumptions impact the present value of the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. The liability is accreted each period toward its future value. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the asset based on proved developed reserves. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability. See Note 7 in this section for additional information.

Derivatives and Hedging

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivatives (commodity price and differential swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders.

Derivatives are recorded at fair value and are presented on a net basis on the consolidated balance sheets as assets or liabilities. We net the fair value of derivatives by counterparty where the right of offset exists and determine the fair value of our derivatives by utilizing certain pricing models to validate the data provided by third parties. See Note 6 in this section for additional discussion of our fair value measurements.

We do not designate derivatives as hedges for accounting purposes; therefore, the mark-to-market adjustment reflecting the change in the fair value of unsettled derivative contracts is recorded in current period earnings. When prices for oil are volatile, a significant portion of the effect of our hedging activities consists of non-cash income or expenses due to changes in the fair value of our commodity derivative contracts. In addition to mark-to-market adjustments, gains or losses arise from net payments made or received on monthly settlements, proceeds or payments for termination of contracts prior to their expiration and premiums paid or received for new contracts. Any deferred premiums are recorded as a liability and recognized in earnings as the related contracts mature. Gains and losses on derivatives are included in cash flows from operating activities. See Note 5 in this section for discussion regarding derivative financial instruments.

Equity-Based Compensation

The cost of employee services received in exchange for equity instruments is measured based on the grant-date fair value and is recorded as compensation expense over the requisite service period (often the vesting period). Awards subject to performance criteria vest when it is probable that the performance criteria will be met. We recognize forfeitures of equity awards as they occur.

Debt Issuance Costs

Debt placement costs are stated at cost, net of amortization, which is computed using the straight-line method and recognized as interest expense in the consolidated statements of operations over the remaining life of the agreement. Since our debt consists of a revolving credit facility, net debt placement costs are presented in “Other Assets” in our consolidated balance sheets. When debt is retired before its scheduled maturity date, any remaining issuance costs associated with that debt are expensed.

Income Taxes

The Partnership is not taxable for federal income tax purposes. As such, we do not directly pay federal income tax. As appropriate, taxable income or loss is includable in the federal income tax returns of our unitholders. Earnings or losses for financial statement purposes may differ significantly from those reported to the individual unitholders for income tax purposes as a result of differences between the tax basis and financial reporting basis of assets and liabilities.

Allocation of Net Income or Loss

Net income or loss is allocated to our general partner in proportion to its pro rata ownership during the period. The remaining net income or loss is allocated to the limited partner unitholders net of Preferred Unit distributions, including accretion of the Preferred Unit beneficial conversion feature. In the event of net income, diluted net income per partner unit reflects the potential dilution of non-vested restricted stock awards and the conversion of Preferred Units to common units.

Non-cash Investing and Supplemental Cash Flow Information

The following presents the non-cash investing and supplemental cash flow information for the periods presented:

	Year Ended December 31,
(in thousands)	2019	2018
Non-cash investing information
Change in oil and natural gas properties - assets received in exchange	$38,533	$—
Change in oil and natural gas properties - accrued capital expenditures	$1,663	$348
Change in oil and natural gas properties - accrued acquisitions	$(1,462)	$1,506
Supplemental cash flow information
Cash paid for interest	$4,644	$5,052

Recently Issued Accounting Standards

In June 2016, the FASB issued ASC 326, Financial Instruments- Credit Losses (“ASC 326”), which replaces the current “incurred loss” methodology for recognizing credit losses with an “expected loss” methodology. This new methodology requires that a financial asset measured at amortized cost be presented at the net amount expected to be collected. This standard is intended to provide more timely decision-useful information about the expected credit losses on financial instruments. For smaller reporting companies, this guidance is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. We plan to adopt this standard on January 1, 2023, and are currently evaluating the impact of adoption on our consolidated financial statements.

Note 3. Acquisitions, Divestitures and Assets Held for Sale

Acquisitions

We adopted ASU 2017-01, “Business Combinations (Topic 805)” effective January 1, 2018. We now evaluate all acquisitions to determine whether they should be accounted for as business combinations or asset acquisitions. The guidance provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the acquired assets is concentrated in a single asset or a group of similar assets, the set is not a business. If the screen is not met, to be considered a business, the set must include an input and a substantive process that together significantly contribute to the ability to create output.

Assets and liabilities assumed in acquisitions accounted for as business combinations are recorded in our consolidated balance sheets at their estimated fair values as of the acquisition date using assumptions that represent Level 3 fair value measurement inputs. See Note 6 in this section for additional discussion of our fair value measurements.

Results of operations attributable to the acquisition subsequent to the closing were included in our statements of operations. The operations and cash flows of divested properties are eliminated from our ongoing operations.

Pine Tree Business Combination

In January 2018, we acquired multiple oil and gas properties located in Campbell and Converse Counties, Wyoming (the “Pine Tree” acquisition). Pine Tree was accounted for as a business combination. We acquired Pine Tree for cash consideration of $8.4 million, after final post-closing purchase price adjustments.

The recognized fair values of the Pine Tree assets acquired and liabilities assumed are as follows:

(in thousands)
Fair value of net assets acquired
Proved oil and natural gas properties	$8,833

Total assets acquired	8,833
Fair value of net liabilities assumed
Asset retirement obligation	463

Net assets acquired	$8,370

The following table presents revenues and expenses of the acquired oil and natural gas properties included in the accompanying consolidated statements of operations for the periods presented:

	Year Ended December 31,
(in thousands)	2019	2018
Oil and natural gas sales	$1,349	$1,116
Expenses(1)	$1,211	$714

(1)	Expenses include LOE, production and ad valorem taxes, accretion and depletion.

Strategic Transaction

In March 2019, we simultaneously closed the previously announced definitive agreements to sell substantially all of our oil and natural gas properties located in Texas for $60.0 million and to purchase certain oil and natural gas properties located in Osage, Grady and Caddo Counties in Oklahoma for an aggregate purchase price of $27.5 million, both agreements subject to customary purchase price adjustments. We received net proceeds of $32.5 million at the close of this Strategic Transaction (“Strategic Transaction”) of which $32.0 million was used to reduce borrowings outstanding on our revolving credit facility. The acquired properties were accounted for as an asset acquisition. A gain on the sale of oil and natural gas properties of $9.3 million was reported in the consolidated statements of operations.

The following table presents revenues and expenses of the oil and natural gas properties sold included in the accompanying consolidated statements of operations for the periods presented:

	Year Ended December 31,
(in thousands)	2019	2018
Oil and natural gas sales	$4,688	$25,861
Expenses(1)	$3,358	$39,214

(1)	Expenses include LOE, production and ad valorem taxes, accretion, depletion, impairment and dry hole costs.

Nolan County Divestiture

In January 2018, we completed the sale of certain oil and natural gas proved properties in Nolan County, Texas, for $1.5 million, after final post-closing purchase price adjustments. These properties were deemed to meet held for-sale-accounting criteria as of December 31, 2017, and impairment of $0.3 million was recorded to reduce the carrying value of these assets to their estimated fair value of $1.5 million at December 31, 2017; therefore, no gain or loss was realized on the sale in 2018.

Assets Held for Sale

Land in Southern Oklahoma met held-for-sale criteria as of December 31, 2019 and 2018. The carrying value of $0.4 million was presented in “Assets held for sale” on our consolidated balance sheet. Impairment of $0.1 million was recorded to reduce the carrying value of the land to its estimated fair value at December 31, 2019.

Note 4. Equity Awards

We have a long-term incentive program (the “Long-Term Incentive Program”) for employees, officers, consultants and directors of our general partner and its affiliates, including Mid-Con Energy Operating and ME3 Oilfield Service, who perform services for us. The Long-Term Incentive Program allows for the award of unit options, unit appreciation rights, unrestricted units, restricted units, phantom units, distribution equivalent rights granted with phantom units and other types of awards. The Long-Term Incentive Program is administered by the voting members of the general partner and approved by the Board. If an employee terminates employment prior to the restriction lapse date, the awarded units are forfeited and canceled and are no longer considered issued and outstanding.

The following table shows the number of existing awards and awards available under the Long-Term Incentive Program at December 31, 2019:

Number of Common Units
Approved and authorized awards	175,700
Unrestricted units granted	(67,527)
Restricted units granted, net of forfeitures	(19,971)
Equity-settled phantom units granted, net of forfeitures	(74,533)

Awards available for future grant	13,669

We recognized $0.7 million of total equity-based compensation expense for the years ended December 31, 2019 and 2018. These costs are reported as a component of G&A in our consolidated statements of operations.

Unrestricted Unit Awards

During the year ended December 31, 2019, we granted 2,500 unrestricted units with an average grant date fair value of $20.80 per unit. During the year ended December 31, 2018, we granted 4,392 unrestricted units with an average grant date fair value of $35.73per unit.

Equity-Settled Phantom Unit Awards

Equity-settled phantom units vest over a period of two or three years. During the year ended December 31, 2019, we granted 25,500 equity-settled phantom units with a two-year vesting period and 3,300 equity-settled phantom units with a three-year vesting period. During the year ended December 31, 2018, we granted 22,500 equity-settled phantom awards with a two-year vesting period and 2,225 equity-settled phantom awards with a three-year vesting period. As of December 31, 2019, there were $0.3 million of unrecognized compensation costs related to equity-settled phantom units. These costs are expected to be recognized over a weighted average period of thirteen months.

A summary of our equity-settled phantom unit awards for the years ended December 31, 2019 and 2018, is presented below:

	Number of Equity-Settled Phantom Units	Average Grant Date Fair Value per Unit
Outstanding at December 31, 2017	5,875	$29.00
Units granted	24,725	34.80
Units vested	(12,891)	32.60
Units forfeited	(150)	26.20

Outstanding at December 31, 2018	17,559	34.55
Units granted	28,800	20.80
Units vested	(16,908)	27.60
Units forfeited	(900)	30.20

Outstanding at December 31, 2019	28,551	$25.00

Note 5. Derivative Financial Instruments

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (commodity price and differential swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. We account for our commodity derivative contracts at fair value. See Note 6 in this section for a description of our fair value measurements.

We do not designate derivatives as hedges for accounting purposes; therefore, the mark-to-market adjustment reflecting the change in the fair value of our commodity derivative contracts is recorded in current period earnings. When prices for oil are volatile, a significant portion of the effect of our hedging activities consists of non-cash gains or losses due to changes in the fair value of our commodity derivative contracts. In addition to mark-to-market adjustments, gains or losses arise from net amounts paid or received on monthly settlements, proceeds from or payments for termination of contracts prior to their expiration and premiums paid or received for new contracts. Any deferred premiums are recorded as a liability and recognized in earnings as the related contracts mature. Gains and losses on derivatives are included in cash flows from operating activities. Pursuant to the accounting standard that permits netting of assets and liabilities where the right of offset exists, we present the fair value of commodity derivative contracts on a net basis.

At December 31, 2019, our commodity derivative contracts were in a net liability position with a fair value of $1.2 million, whereas at December 31, 2018, our commodity derivative contracts were in a net asset position with a fair value of $8.1 million. All of our commodity derivative contracts are with major financial institutions that are also lenders under our revolving credit facility. Should one of these financial counterparties not perform, we may not realize the benefit of some of our commodity derivative contracts under lower commodity prices and we could incur a loss. During the years ended December 31, 2019 and 2018, all of our counterparties have performed pursuant to their commodity derivative contracts.

The following tables summarize the gross fair value by the appropriate balance sheet classification, even when the derivative financial instruments are subject to netting arrangements and qualify for net presentation in our consolidated balance sheets at December 31, 2019 and 2018:

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet
December 31, 2019
Assets
Derivative financial instruments - long-term asset	$1,635	$(905)	$730

Total	1,635	(905)	730

Liabilities
Derivative financial instruments - current liability	(1,944)	—	(1,944)
Derivative financial instruments - long-term liability	(905)	905	—

Total	(2,849)	905	(1,944)

Net Liability	$(1,214)	$—	$(1,214)

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet
December 31, 2018
Assets
Derivative financial instruments - current asset	$5,705	$(39)	$5,666
Derivative financial instruments - long-term asset	2,418	—	2,418

Total	8,123	(39)	8,084

Liabilities
Derivative financial instruments - current liability	(39)	39	—

Total	(39)	39	—

Net Asset	$8,084	$—	$8,084

The following table presents the impact of derivative financial instruments and their location within the consolidated statements of operations:

	Year Ended December 31,
(in thousands)	2019	2018
Net settlements on matured derivatives(1)	$(949)	$(6,928)
Net change in fair value of derivatives	(9,297)	12,602

Total (loss) gain on derivatives, net	$(10,246)	$5,674

(1)	The settlement amount does not include premiums paid attributable to contracts that matured during the respective period.

At December 31, 2019 and 2018, our commodity derivative contracts had maturities at various dates through December 2021 and were comprised of commodity price and differential swaps and collar contracts. At December 31, 2019, we had the following oil derivatives net positions:

Period Covered	Weighted Average Fixed Price	Weighted Average Floor Price	Weighted Average Ceiling Price	Total Bbls Hedged/day	Index
Swaps - 2020	$55.81	$—	$—	1,931	NYMEX-WTI
Swaps - 2021	$55.78	$—	$—	672	NYMEX-WTI
Collars - 2021	$—	$52.00	$58.80	672	NYMEX-WTI

At December 31, 2018, we had the following oil derivatives net positions:

Period Covered	Differential Fixed Price	Weighted Average Floor Price	Total Bbls Hedged/day	Index
Swaps - 2019	$—	$56.14	1,779	NYMEX-WTI
Swaps - 2019	$(20.15)	$—	137	WCS-CRUDE-OIL
Swaps - 2020	$—	$54.81	1,199	NYMEX-WTI

Note 6. Fair Value Disclosures

Fair Value of Financial Instruments

The carrying amounts reported in our consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair values. The carrying amount of debt under our revolving credit facility approximates fair value because the revolving credit facility’s variable interest rate resets frequently and approximates current market rates available to us. We account for our commodity derivative contracts at fair value as discussed in “Assets and Liabilities Measures at Fair Value on a Recurring Basis” below.

Fair Value Measurements

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Assets and liabilities recorded in the balance sheet are categorized based on the inputs to the valuation technique as follows:

Level 1 - Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access. We consider active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 instruments primarily include swap, call, put and collar contracts.

Level 3 - Financial assets and liabilities for which values are based on prices or valuation approaches that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. We had no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2019 and 2018.

Our estimates of fair value have been determined at discrete points in time based on relevant market data. These estimates involve uncertainty and cannot be determined with precision. There were no changes in valuation approach or related inputs for the years ended December 31, 2019 and 2018.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

We account for commodity derivative contracts and their corresponding deferred premiums at fair value on a recurring basis utilizing certain pricing models. Inputs to the pricing models include publicly available prices from a compilation of data gathered from third parties and brokers. We validate the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Any deferred premiums associated with our commodity derivative contracts are categorized as Level 3, as we utilize a net present value calculation to determine the valuation. See Note 5 in this section for a summary of our derivative financial instruments.

The following sets forth, by level within the hierarchy, the fair value of our assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

(in thousands)	Level 1	Level 2	Level 3	Fair Value
December 31, 2019
Derivative financial instruments - asset	$—	$1,635	$—	$1,635
Derivative financial instruments - liability	$—	$2,849	$—	$2,849
December 31, 2018
Derivative financial instruments - asset	$—	$8,123	$—	$8,123
Derivative financial instruments - liability	$—	$39	$—	$39

A summary of the changes in Level 3 fair value measurements for the periods presented are as follows:

	Year Ended December 31,
(in thousands)	2019	2018
Balance of Level 3 at beginning of period	$—	$(401)
Derivative deferred premiums - settlements	—	401

Balance of Level 3 at end of period	$—	$—

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Asset Retirement Obligations

We estimate the fair value of our ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for ARO, amounts and timing of settlements, the credit-adjusted risk-free rate to be used and inflation rates. See Note 7 in this section for a summary of changes in ARO.

Acquisitions

The estimated fair values of proved oil and natural gas properties acquired in business combinations are based on a discounted cash flow model and market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk-adjusted discount rates at the acquisition date. Based on the unobservable nature of certain of the inputs, the estimated fair value of the oil and natural gas properties acquired is deemed to use Level 3 inputs. See Note 3 in this section for further discussion of our acquisitions.

Reserves

We calculate the estimated fair values of reserves and properties using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of reserves, future operating and developmental costs, future commodity prices, a market-based weighted average cost of capital rate and the rate at which future cash flows are discounted to estimate present value. We discount future values by a per annum rate of 10% because we believe this amount approximates our long-term cost of capital and accordingly, is well aligned with our internal business decisions. The underlying commodity prices embedded in our estimated cash flows begin with Level 1 NYMEX-WTI forward curve pricing, less Level 3 assumptions that include location, pricing adjustments and quality differentials. See Note 17 in this section for additional information regarding our oil and natural gas reserves.

Impairment

The need to test oil and natural gas assets for impairment may result from significant declines in sales prices or downward revisions in estimated quantities of oil and natural gas reserves. If the carrying value of the long-lived assets exceeds the estimated undiscounted future net cash flows, an impairment expense is recognized for the difference between the estimated fair value and the carrying value of the assets. For the years ended December 31, 2019 and 2018, we recorded impairment expense of $0.4 million and $31.2 million, respectively. Additionally, for the year ended December 31, 2019, we recorded impairment expense related to assets held for sale of $0.1 million to reduce the carrying amount of the assets to their fair value.

Note 7. Asset Retirement Obligations

We have obligations under our lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas production operations. These ARO are primarily associated with plugging and abandoning wells. We typically incur this liability upon acquiring or successfully drilling a well and determine our ARO by calculating the present value of estimated cash flow related to the estimated future liability. Determining the removal and future restoration obligation requires management to make estimates and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. We are required to record the fair value of a liability for the ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. We review our assumptions and estimates of future ARO on an annual basis, or more frequently, if an event or circumstances occur that would impact our assumptions. To the extent future revisions to these assumptions impact the present value of the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. The liability is accreted each period toward its future value and is recorded in our consolidated statement of operations. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the assets based on proved developed reserves. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability.

For the years ended December 31, 2019 and 2018, our ARO were reported as asset retirement obligations in our consolidated balance sheets. Changes in our ARO for the periods indicated are presented in the following table:

	Year Ended December 31,
(in thousands)	2019	2018
Asset retirement obligations - beginning of period	$26,001	$10,326
Liabilities incurred for new wells and interests	8,840	15,497
Liabilities settled upon plugging and abandoning wells	(24)	(138)
Liabilities removed upon sale of wells	(5,795)	(399)
Revision of estimates	(353)	(6)
Accretion expense	1,596	721

Asset retirement obligations - end of period	$30,265	$26,001

Note 8. Debt

At December 31, 2019 and 2018, we had outstanding borrowings under our revolving credit facility of $68.0 million and $93.0 million, respectively. Our current revolving credit facility matures in May 2021. Borrowings under the facility are secured by liens on not less than 90% of the value of our proved reserves.

The borrowing base of our revolving credit facility is collectively determined by our lenders based on the value of our proved oil and natural gas reserves using assumptions regarding future prices, costs and other variables. The borrowing base is subject to scheduled redeterminations in the spring and fall of each year with an additional redetermination, either at our request or at the request of the lenders, during the period between each scheduled borrowing base redetermination. An additional borrowing base redetermination may be made at the request of the lenders in connection with a material disposition of our properties or a material liquidation of a hedge contract. The next regularly scheduled semi-annual redetermination is expected to occur during the spring of 2020.

Borrowings under the revolving credit facility bear interest at a floating rate based on, at our election, the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50% and the one month adjusted London Interbank Offered Rate (“LIBOR”) plus 1.0%, all of which are subject to a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or the applicable LIBOR plus a margin that varies from 2.75% to 3.75% per annum according to the borrowing base usage. For the year ended December 31, 2019, the average effective rate was 5.56%. Any unused portion of the borrowing base will be subject to a commitment fee of 0.50% per annum. Letters of credit are subject to a letter of credit fee that varies from 2.75% to 3.75% according to usage.

We may use borrowings under the facility for acquiring and developing oil and natural gas properties, for working capital purposes, for general partnership purposes and for funding distributions to our unitholders. The revolving credit facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, and restrictions on certain transactions and payments, including distributions, and requires us to maintain hedges covering projected production. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the credit agreement, together with accrued interest, could be declared immediately due and payable. As of December 31, 2019, we were in compliance with our financial covenants.

On January 31, 2018, Amendment 12 to the credit agreement was executed, extending the maturity of our credit facility from November 2018 until November 2020, and increasing the borrowing base of our revolving credit facility to $125.0 million. The lenders also waived any default or event of default that occurred as a result of our failure to maintain the required leverage ratios for the quarter ended September 30, 2017. The amendment also required us to have a minimum liquidity of 20% to make cash distributions to the Preferred Unitholders.

During the fall 2018 semi-annual borrowing base redetermination of our revolving credit facility completed in December 2018, the lender group increased our borrowing base to $135.0 million effective December 19, 2018. There were no changes to the terms or conditions of the credit agreement.

On March 28, 2019, in conjunction with closing the Strategic Transaction and serving as our spring redetermination, Amendment 13 to the credit agreement was executed, decreasing our borrowing base to $110.0 million. The amendment also required that the leverage ratio be calculated on a building, period-annualized basis, beginning the second quarter of 2019. See Note 3 in this section for further discussion of the Strategic Transaction.

On December 6, 2019, Amendment 14 to the credit agreement was executed, decreasing the borrowing base of the Partnership’s revolving credit facility to $95.0 million. The amendment also extended the maturity date of the revolving credit facility to May 1, 2021, and provided for a benchmark rate replacement to address the transition of LIBOR in 2021. Under the terms of the amendment, the Partnership is required to have a Consolidated Funded Indebtedness to Consolidated EBITDAX of less than 3.0 to 1.0 to make any borrowings above the borrowing cap of $85.0 million, and must maintain a maximum Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX that does not exceed:

•	4.0 to 1.0 for the quarter ending December 31, 2019,

•	3.75 to 1.0 for the quarter ending March 31, 2020, and

•	3.5 to 1.0 for the quarter ending June 30, 2020, and thereafter.

Note 9. Commitment and Contingencies

Services Agreement

We are party to a services agreement with Mid-Con Energy Operating pursuant to which Mid-Con Energy Operating provides certain services to us including management, administrative and operational services. We reimburse Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurs in its performance under the services agreement. See Note 11 in this section for additional information.

Employment Agreements

Our general partner has entered into employment agreements with Charles R. Olmstead and Jeffrey R. Olmstead. The employment agreements automatically renew for one-year terms on August 1st of each year unless either we or the employee gives written notice of termination by the preceding February. Pursuant to the employment agreements, each employee will serve in his respective position with our general partner, as set forth above, and has duties, responsibilities and authority as the Board may specify from time to time, in roles consistent with such positions that are assigned to them. The agreements stipulate that if there is a change of control, termination of employment, with cause or without cause, or death of the executive certain payments will be made to the executive officer. These payments, depending on the reason for termination, currently range from $0.3 million to $0.7 million, including the value of vesting of any outstanding units.

Change in Control Severance Plan

On July 24, 2019, the Board adopted a Change in Control Severance Plan that provides severance benefits to certain key management and employees of the general partner and its affiliates. The Change in Control Severance Plan provides for the payment of cash compensation and certain other benefits to eligible employees in the event of a change in control and a qualifying termination of employment. The obligations under the Change in Control Severance Plan are generally based on the terminated employee’s cash compensation and position within the Partnership. Depending on the facts and circumstances associated with a potential change in control, the total payments made pursuant to the Change in Control Severance Plan could be material. No liability has been recorded at December 31, 2019, associated with the Change in Control Severance Plan. For a more detailed description of the Change in Control Severance Plan, please refer to our Current Report on Form 8-K filed on July 26, 2019.

Legal

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us under the various environmental protection statutes to which we are subject.

Note 10. Equity

Common Units

At December 31, 2019 and 2018, the Partnership’s equity consisted of 1,541,215 and 1,521,806 common units, respectively, representing a 98.8% limited partnership interest in us.

On May 5, 2015, we entered into an Equity Distribution Agreement to sell, from time to time through or to the Managers (as defined in the agreement), up to $50.0 million in common units representing limited partner interests. In connection with the purchase agreement for the Class A Preferred Units described below, we suspended sales of common units pursuant to the Equity Distribution Agreement effective as of the closing date until August 11, 2021, without the consent of a majority of the holders of the outstanding Preferred Units.

Our Partnership Agreement requires us to distribute all of our available cash on a quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from working capital borrowings. As of December 31, 2019, cash distributions to our common units continued to be indefinitely suspended. Our credit agreement stipulates written consent from our lenders is required in order to reinstate common unit distributions. Management and the Board will continue to evaluate, on a quarterly basis, the appropriate level of cash reserves in determining future distributions. The suspension of common unit cash distributions is designed to preserve liquidity and reallocate excess cash flow towards capital expenditure projects and debt reduction to maximize long-term value for our unitholders. There is no assurance as to future cash distributions since they are dependent upon our projections for future earnings, cash flows, capital requirements, financial conditions and other factors.

Preferred Units

The Partnership has issued two classes of Preferred Units. Per accounting guidance, we were required to allocate a portion of the proceeds from Preferred Units to a beneficial conversion feature based on the intrinsic value of the beneficial conversion feature. The intrinsic value is calculated at the commitment date based on the difference between the fair value of the common units at the issuance date (number of common units issuable at conversion multiplied by the per-share value of our common units at the issuance date) and the proceeds attributed to the class of Preferred Units. The beneficial conversion feature is accreted using the effective yield method over the period from the closing date to the effective date of the holder’s conversion right.

The holders of our Preferred Units are entitled to certain rights that are senior to the rights of holders of common units, such as rights to distributions and rights upon liquidation of the Partnership. We pay holders of

Preferred Units a cumulative, quarterly cash distribution on Preferred Units then outstanding at an annual rate of 8.0%, or in the event that the Partnership’s existing secured indebtedness prevents the payment of a cash distribution to all holders of the Preferred Units, in kind (additional Class A or Class B Preferred Units), at an annual rate of 10.0%. Such distributions will be paid for each such quarter within 45 days after such quarter end, or as otherwise permitted to accumulate pursuant to the Partnership Agreement.

Prior to August 11, 2021, each holder of Preferred Units has the right, subject to certain conditions, to convert all or a portion of their Preferred Units into common units representing limited partner interests in the Partnership on a one-for-one basis, subject to adjustment for splits, subdivisions, combinations and reclassifications of the common units. Upon conversion of the Preferred Units, the Partnership will pay any distributions (to the extent accrued and unpaid as of the then most recent Preferred Units distribution date) on the converted units in cash.

Class A Preferred Units

On August 11, 2016, we completed a private placement of 11,627,906 Class A Preferred Units for an aggregate offering price of $25.0 million. The Class A Preferred Units were issued at a price of $2.15 per Class A Preferred Unit. Proceeds from this issuance were used to fund an acquisition and for general partnership purposes, including the reduction of borrowings under our revolving credit facility. We received net proceeds of $24.6 million in connection with the issuance of these Class A Preferred Units. We allocated these net proceeds, on a relative fair value basis, to the Class A Preferred Units ($18.6 million) and the beneficial conversion feature ($6.0 million). Accretion of the beneficial conversion feature was $1.2 million for the years ended December 31, 2019 and 2018. The registration statement registering resales of common units issued or to be issued upon conversion of the Class A Preferred Units was declared effective by the SEC on June 14, 2017.

At December 31, 2019, the Partnership had accrued $0.5 million for the fourth quarter 2019 distributions that will be paid in cash in February 2020. The following table summarizes cash distributions paid on our Class A Preferred Units during the year ended December 31, 2019:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2019	October 1, 2018 - December 31, 2018	$0.0430	$500
May 14, 2019	January 1, 2019 - March 31, 2019	$0.0430	$500
August 14, 2019	April 1, 2019 - June 30, 2019	$0.0430	$500
November 14, 2019	July 1, 2019 - September 30, 2019	$0.0430	$500

The following table summarizes cash distributions paid on our Class A Preferred Units during the year ended December 31, 2018:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2018	July 1, 2017 - December 31, 2017	$0.0860	$1,000
May 15, 2018	January 1, 2018 - March 31, 2018	$0.0430	$500
August 22, 2018	April 1, 2018 - June 30, 2018	$0.0430	$500
November 14, 2018	July 1, 2018 - September 30, 2018	$0.0430	$500

Class B Preferred Units

On January 31, 2018, we completed a private placement of 9,803,921 Class B Preferred Units for an aggregate offering price of $15.0 million. The Class B Preferred Units were issued at a price of $1.53 per Class B Preferred Unit. Proceeds from this issuance were used to fund the acquisition of certain oil and natural gas properties located in Campbell and Converse Counties, Wyoming, and for general partnership purposes, including the reduction of borrowings under our revolving credit facility. We received net proceeds of

$14.9 million in connection with the issuance of these Class B Preferred Units. We allocated these net proceeds, on a relative fair value basis, to the Class B Preferred Units ($14.2 million) and the beneficial conversion feature ($0.7 million). Accretion of the beneficial conversion feature was $0.2 million for the years ended December 31, 2019 and 2018. The registration statement registering resales of common units issued or to be issued upon conversion of the Class B Preferred Units was declared effective by the SEC on May 25, 2018.

At December 31, 2019, the Partnership had accrued $0.3 million for the fourth quarter 2019 distribution that will be paid in cash in February 2020. The following table summarizes cash distributions paid on our Class B Preferred Units during the year ended December 31, 2019:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2019	October 1, 2018 - December 31, 2018	$0.0306	$300
May 14, 2019	January 1, 2019 - March 31, 2019	$0.0306	$300
August 14, 2019	April 1, 2019 - June 30, 2019	$0.0306	$300
November 14, 2019	July 1, 2019 - September 30, 2019	$0.0306	$300

The following table summarizes cash distributions paid on our Class B Preferred Units during the year ended December 31, 2018:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
May 15, 2018	February 1, 2018 - March 31, 2018	$0.0204	$200
August 22, 2018	April 1, 2018 - June 30, 2018	$0.0306	$300
November 14, 2018	July 1, 2018 - September 30, 2018	$0.0306	$300

Allocations of Net Income or Loss

Net income or loss is allocated to our general partner in proportion to its pro rata ownership during the period. The remaining net income or loss is allocated to the limited partner unitholders net of Preferred Unit distributions, including accretion of the Preferred Unit beneficial conversion feature. In the event of net income, diluted net income per partner unit reflects the potential dilution of non-vested restricted stock awards and the conversion of Preferred Units.

Note 11. Related Party Transactions

Agreements with Affiliates

The following agreements were negotiated among affiliated parties and, consequently, are not the result of arm’s length negotiations. The following is a description of those agreements that have been entered into with the affiliates of our general partner and with our general partner.

Services Agreement

We are party to a services agreement with our affiliate, Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating provides certain services to us, including managerial, administrative and operational services. The operational services include marketing, geological and engineering services. We reimburse Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurs in its performance under the services agreement. These expenses include, among other things, salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and other expenses allocated by Mid-Con Energy Operating to us. These expenses are included in G&A in our consolidated statements of operations.

Operating Agreements

We, along with various third parties with an ownership interest in the same property, are parties to standard oil and natural gas joint operating agreements with our affiliate, Mid-Con Energy Operating. We and those third parties pay Mid-Con Energy Operating overhead associated with operating our properties and for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements. The majority of these expenses are included in LOE in our consolidated statements of operations.

Oilfield Services

We are party to operating agreements, pursuant to which our affiliate, Mid-Con Energy Operating, bills us for oilfield services performed by our affiliates, ME3 Oilfield Service and ME2 Well Services. These amounts are either included in LOE in our consolidated statements of operations or are capitalized as part of oil and natural gas properties in our consolidated balance sheets.

Other Agreements

We are party to monitoring fee agreements with Bonanza Fund Management, Inc. (“Bonanza”), a Class A Preferred Unitholder, and Goff Focused Strategies, LLC (“GFS”), a Class B Preferred Unitholder, pursuant to which we pay Bonanza and GFS a quarterly monitoring fee in connection with monitoring the purchasers’ investments in the Preferred Units. These expenses are included in G&A in our consolidated statements of operations.

The following table summarizes the related party transactions paid for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018
Services agreement	$3,556	$2,685
Operating agreements	11,151	8,849
Oilfield services	6,213	3,941
Other agreements	320	310

Total	$21,240	$15,785

At December 31, 2019, we had a net payable to our affiliate, Mid-Con Energy Operating, of $6.9 million, comprised of a joint interest billing payable of $7.8 million and a payable for operating services and other miscellaneous items of $0.8 million, offset by an oil and natural gas revenue receivable of $1.7 million. At December 31, 2018, we had a net payable to our affiliate Mid-Con Energy Operating of $3.7 million, comprised of a joint interest billing payable of $3.7 million and a payable for operating services and other miscellaneous items of $1.2 million, offset by an oil and natural gas revenue receivable of $1.2 million. These amounts were included in accounts payable-related parties in our consolidated balance sheets.

Note 12. Credit Risk

Credit risk relates to the risk of loss resulting from non-performance of non-payment by counterparties under the terms of their contractual obligations, thereby impacting the amount and timing of expected cash flows. Financial instruments which potentially subject us to credit risk consist principally of cash balances, accounts receivable and derivative financial instruments. We maintain cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. We have not experienced any significant losses from such investments.

For the year ended December 31, 2019, sales of oil and natural gas to three purchasers accounted for approximately 76% of our sales. At December 31, 2019, these purchasers accounted for approximately 89% of our outstanding oil and natural gas accounts receivable. For the year ended December 31, 2018, sales of oil and natural gas to three purchasers accounted for approximately 83% of our sales. At December 31, 2018, these purchasers accounted for approximately 89% of our outstanding oil and natural gas accounts receivable. We believe that the loss of any one purchaser would not have a material adverse effect on our ability to sell our oil and natural gas production as other purchasers would be accessible. We have not experienced any significant losses due to uncollectible accounts receivable from these purchasers.

Note 13. Employee Benefit Plans

In 2011, our general partner adopted the Long-Term Incentive Program which is intended to promote the interests of the Partnership by providing to employees, officers, consultants and directors of our general partner and our other affiliates, including Mid-Con Energy Operating and ME3 Oilfield Service, grants of restricted units, phantom units, unit appreciation rights, distribution equivalent rights and other unit based awards to encourage superior performance. The Long-Term Incentive Program is also intended to enhance the ability of the general partner and our affiliates, to attract and retain the services of individuals who are essential for the growth and profitability of the Partnership and to encourage them to devote their best efforts to advancing the business of the Partnership.

The Long-Term Incentive Program is administered by the voting members of our general partner, and awards are approved by the Board. Except as set forth in the employment agreements of the executive officers of our general partner, there is no set formula for granting awards to our employees, officers, consultants and directors of our general partner and our affiliates. In determining whether to grant awards and the amount of any awards, the administrators take into consideration the performance of the Partnership along with discretionary factors such as the individual’s current and expected future performance, level of responsibility, retention considerations and the total compensation package. See Note 4 in this section for additional information regarding awards granted under the Long-Term Incentive Program.

Note 14. Income Taxes

We do not pay federal income taxes, as our profits or losses are reported to the taxing authorities by our individual partners.

Note 15. Leases

We adopted ASC 842, as amended, on January 1, 2019, using the modified retrospective approach. The modified retrospective approach provided a method for recording existing leases at adoption and allowed for a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The adoption of this standard did not result in an adjustment to retained earnings. We elected the transition package of practical expedients permitted under the transition guidance, which among other things, allowed us to carry forward the historical lease classification. We also elected the optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, Leases (“ASC 840”). Our leases do not provide an implicit discount rate; therefore, we used our incremental borrowing rate as of January 1, 2019. As a result of adopting the new standard, we recorded lease assets and lease liabilities of $1.2 million and $1.3 million, respectively, as of January 1, 2019.

We lease office space in Tulsa, Oklahoma, Abilene, Texas, and Gillette, Wyoming. Per the short-term accounting policy election, leases with an initial term of 12 months or less were not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the term of the lease. Most of our leases include an option to renew. The exercise of the lease renewal options is at our discretion.

A summary of our leases is presented below:

		Year Ended December 31,
(in thousands)	Classification	2019	2018
Assets
Operating	Other property and equipment	$835	$—

Total lease assets		$835	$—

Liabilities
Current operating	Other current liabilities	$430	$—
Non-current operating	Other long-term liabilities	457	—

Total lease liabilities		$887	$—

		Year Ended December 31,
	Classification	2019	2018
Operating lease expense(1)(2) (in thousands)	G&A expense	$259	$257
Weighted average remaining lease term (months)
Operating leases		23	36
Weighted average discount rate
Operating leases		5.7%	(3)

(1)	Includes short-term leases.
(2)	There is not a material difference between cash paid and amortized expense.
(3)	Not applicable under ASC 840.

Future minimum lease payments under the non-cancellable operating leases are presented in the following table:

(in thousands)	Operating Leases
2020	$489
2021	471

Total lease maturities	960
Less: interest	73

Present value of lease liabilities	$887

Note 16. Subsequent Events

Land Sale

On January 23, 2020, we closed the sale of land in Southern Oklahoma, classified as held for sale at December 31, 2019, for a net cash settlement of $0.4 million.

Equity Awards

On January 29, 2020, the Board authorized the issuance of 1,633 unrestricted common units to replace unvested units to certain employees terminated during a reduction-in-force.

Appointment and Departure of Certain Officers and Directors

On January 30, 2020, the Partnership announced that Jeffrey R. Olmstead, President and Chief Executive Officer and Director of the general partner, was taking a three-month paid sabbatical commencing on February 1, 2020. Charles R. “Randy” Olmstead, Executive Chairman of the Board, was appointed as Chief Executive Officer of the general partner, and Chad B. Roller, PhD, was appointed as President of the general partner. Dr. Roller was previously appointed as Chief Operating Officer of the general partner effective July 24, 2019.

Preferred Unit Distributions

A cash distribution of $0.0430 per Class A Preferred Unit, or $0.5 million in aggregate, and a cash distribution of $0.0306 per Class B Preferred Unit, or $0.3 million in aggregate, was paid on February 14, 2020, to holders of record as of the close of business on February 7, 2020.

Reverse Stock Split

On March 3, 2020, the Partnership announced that the Board has approved a 1-for-10 reverse unit split on the Partnership’s common units, to become effective after the market closes on March 23, 2020.

Note 17. Supplementary Information

Supplementary Oil and Natural Gas Activities

Costs incurred in oil and natural gas property acquisitions and development activities are presented below for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018
Property acquisition costs
Proved	$3,167	$20,158
Unproved	164	1,085
Exploration	—	—
Development	13,868	8,617
Asset retirement obligations	8,487	15,491

Total costs incurred	$25,686	$45,351

Estimated Proved Oil and Natural Gas Reserves (Unaudited)

The Partnership’s proved oil and natural gas reserves are all located in the United States. The proved oil and natural gas reserves for the years ended December 31, 2019 and 2018, were prepared by our reservoir engineers and audited by CG&A, independent third party petroleum consultants. These reserve estimates have been prepared in compliance with the rules of the SEC. We emphasize that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available.

An analysis of the change in estimated quantities of oil and natural gas reserves are presented below for the periods indicated:

	Oil (MBbls)	Natural Gas (MMcf)	MBoe
Proved developed and undeveloped reserves
As of December 31, 2017	18,510	6,282	19,557
Revisions of previous estimates (1)	1,484	(1,045)	1,310
Extensions, discoveries and other additions (2)	72	—	72
Purchases of reserves in place (3)	4,968	1,713	5,253
Sales of reserves in place (4)	(133)	(172)	(162)
Production	(1,112)	(457)	(1,188)

As of December 31, 2018	23,789	6,321	24,842
Revisions of previous estimates (1)	690	(1,527)	436
Extensions, discoveries and other additions	—	—	—
Purchases of reserves in place (5)	5,347	1,161	5,541
Sales of reserves in place (5)	(3,704)	(1,058)	(3,880)
Production	(1,179)	(676)	(1,292)

As of December 31, 2019	24,943	4,221	25,647

Proved developed reserves
December 31, 2018	17,634	6,059	18,643
December 31, 2019	19,213	3,965	19,874
Proved undeveloped reserves
December 31, 2018	6,155	262	6,199
December 31, 2019	5,730	256	5,773

(1)

Revisions represent changes in the previous reserves estimates, either upward or downward, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors, such a commodity prices, operating costs or development costs.

(2)	Extension of our Hardrock Field in the Texas core area as a result of drilling one successful step out well in 2018.
(3)	Represents the purchase of proved reserves as part of our Oklahoma and Wyoming acquisitions.
(4)	Decrease due to the sale of several small properties in the Texas core area.
(5)	Represents the purchase and sale of proved reserves as part of the Strategic Transaction.

The increase in quantities of proved reserves from December 31, 2017, to December 31, 2018, was due in part to commodity price increases of 1,975 MBoe which extended the economic lives of certain producing properties, offset in part by net downward revisions of 1,169 MBoe from certain recent results and development modifications. Increased oil production was seen as a response to water injection in our Oklahoma and Texas core areas, resulting in upward revisions to our proved reserves of 504 MBoe. Positive outcomes from step out drilling locations in the Texas core area resulted in an extension within our Hardrock Field and generated an increase in proved reserves of 72 MBoe. During 2018, the acquisition of the Oklahoma and Wyoming waterflood properties resulted in a positive revision of 5,253 MBoe, and the divestiture of several small properties in the Texas core area resulted in a decrease in proved reserves of 162 MBoe.

The increase in quantities of proved reserves from December 31, 2018, to December 31, 2019, was due in part to net upward revisions of 2,136 MBoe from certain recent results and development modifications, offset in part by commodity price decreases of 1,700 MBoe which decreased the economic lives of certain producing properties. The net upward revision is primarily the result of restoring production (reactivation of wells) from the acquired Oklahoma waterflood properties. During 2019, the acquisition of the Oklahoma waterflood properties resulted in a positive revision of 5,541 MBoe, and the divestiture of the Texas core area resulted in a decrease in proved reserves of 3,880 MBoe.

Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of oil and natural gas may differ materially from the amounts estimated.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves (Unaudited)

The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, production, plugging and abandonment costs, discounted at the rate prescribed by the SEC. The standardized measure of discounted future net cash flow does not purport to be, nor should it be interpreted to represent, the fair market value of our proved oil and natural gas reserves. The following assumptions have been made:

•

in the determination of future cash inflows, sales prices used for oil and natural gas for the years ended December 31, 2019 and 2018, were estimated using the average price during the 12-month period, determined as the unweighted arithmetic average of the first-day-of-the-month price for each month in such period;

•

future costs of developing and producing the proved oil and natural gas reserves were based on costs determined at each such period-end, assuming the continuation of existing economic conditions, including abandonment costs;

•	no future income tax expenses are computed for the Partnership, because we are a non-taxable entity; and

•	future net cash flows were discounted at an annual rate of 10%.

The standardized measure of discounted future net cash flow relating to estimated proved oil and natural gas reserves is presented below for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018
Future cash inflows	$1,326,502	$1,494,349
Future production costs	(745,748)	(694,862)
Future development costs, including abandonment costs	(65,948)	(92,973)

Future net cash flow	514,806	706,514
10% discount for estimated timing of cash flow	(273,602)	(358,261)

Standardized measure of discounted cash flow	$241,204	$348,253

The prices utilized in calculating our total proved reserves were $55.69 and $65.56 per Bbl of oil and $2.58 and $3.10 per MMBtu of natural gas for December 31, 2019 and 2018, respectively. These prices were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions or other factors affecting the price received at the wellhead. Average adjusted prices used were $52.90 and $62.17 per Bbl of oil and $1.68 and $2.43 per Mcf of natural gas for December 31, 2019 and 2018, respectively. Adjusted natural gas price includes the sale of associated NGLs. During the years ended December 31, 2019 and 2018, we did not extract NGLs from our natural gas production prior to the sale and transfer of title of the natural gas stream to our purchasers. While some of our purchasers extracted NGLs from the natural gas stream sold by us to them, we had no ownership in such NGLs. Therefore, we do not report NGLs in our production or proved reserves. All wellhead prices are held flat over the life of the properties for all reserve categories.

Changes in the standardized measure of discounted future net cash flow relating to proved oil and natural gas reserves is presented below for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018
Standardized measure of discounted future net cash flow, beginning of year	$348,253	$207,213
Changes in the year resulting from:
Sales, less production costs	(27,111)	(38,316)
Revisions of previous quantity estimates	5,691	24,035
Extensions, discoveries and improved recovery	—	2,398
Net change in prices and production costs	(113,400)	102,480
Net change in income taxes	—	—
Changes in estimated future development costs	(13,938)	4,534
Previously estimated development costs incurred during the year	14,947	8,428
Purchases of reserves in place	57,679	50,242
Sales of reserves in place	(61,715)	(2,714)
Accretion of discount	34,825	20,721
Timing differences and other	(4,027)	(30,768)

Standardized measure of discounted future net cash flow, end of year	$241,204	$348,253

Note 18. Reverse Unit Split

On April 9, 2020, the Partnership effected a 1-for-20 reverse common unit split. For presentation purposes, the consolidated financial statements and footnotes have been adjusted to reflect this reverse unit split as if it had occurred at the beginning of the periods presented.

ITEM 9.	CHANGES IN AND DISAGREEMETS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K.

Management’s Report on Internal Control over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system was designed to provide reasonable assurance to our Management and Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Mid-Con Energy Partners, LP’s internal control over financial reporting was effective as of December 31, 2019.

/s/ Charles R. Olmstead	/s/ Philip R. Houchin
Charles R. Olmstead Executive Chairman of the Board and Chief Executive Officer	Philip R. Houchin Chief Financial Officer

March 12, 2020

Change in Internal Controls Over Financial Reporting

There were no changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the period covered by this Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of our ongoing preparations for making management’s report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, from time to time we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. We make these and other changes to enhance the effectiveness of our internal control over financial reporting, which do not have a material effect on our overall internal control.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

As is the case with many publicly traded partnerships, we do not directly employ officers, directors or employees. Our operations and activities are managed by our general partner. References to our officers and the Board therefore refer to the officers and the Board of our general partner. Our general partner is controlled by the voting members of our general partner.

Our general partner is not elected by our unitholders and is not subject to re-election on an annual or other continuing basis in the future. In addition, our unitholders are not entitled to elect the directors of our general partner, nor are they directly or indirectly entitled to participate in our management or operations. Further, our Partnership Agreement, like many master limited partnership agreements, contains provisions that substantially restrict the fiduciary duties that our general partner would otherwise owe to our unitholders under Delaware law.

The Board has seven members. The NASDAQ listing rules do not require a listed limited partnership, like us, to have a majority of independent directors on the Board or to establish a compensation committee or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, all of whom are required to meet the independence and experience standards established by the NASDAQ listing rules and SEC rules.

All of the executive officers of our general partner are also officers and/or directors of Mid-Con Affiliates. The executive officers allocate their time between managing our business and affairs and the business and affairs of Mid-Con Affiliates. In addition, employees of Mid-Con Energy Operating provide management, administrative and operational services to us pursuant to the services agreement, but they also provide these services to Mid-Con Affiliates.

Directors and Executive Officers

The following table sets forth certain information regarding the current directors and executive officers of our general partner. At February 28, 2020, the average tenure of the individuals listed below was approximately six years since the Initial Public Offering in December 2011.

Name	Age	Position with Mid-Con Energy GP, LLC
Charles R. “Randy” Olmstead	71	Executive Chairman of the Board and Chief Executive Officer
Chad B. Roller, PhD	43	President and Chief Operating Officer
Philip R. Houchin	42	Chief Financial Officer
Charles L. McLawhorn III	43	Vice President, General Counsel and Corporate Secretary
Sherry L. Morgan	52	Chief Accounting Officer
C. Fred Ball Jr. (1)	75	Director
John W. Brown (1)	73	Director
Wilkie S. Colyer Jr.	35	Director
Peter A. Leidel	63	Director
Cameron O. Smith (1)	69	Director

(1)	Member of the Audit Committee and the Conflicts Committee.

The members of our Board are appointed for one-year terms by the voting members of our general partner, and hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been appointed and qualified. The executive officers serve at the discretion of the Board. All of our executive officers also serve as executive officers of the Mid-Con Affiliate. Charles R. Olmstead and Jeffrey R. Olmstead are father and son, respectively. There are no other family relationships among our executive officers and directors.

Charles R. “Randy” Olmstead serves as Executive Chairman of the Board and, as of February 1, 2020, Chief Executive Officer. Mr. Olmstead previously served as Chief Executive Officer and Chairman of the Board of our general partner and Mid-Con Energy III, LLC, from June 2011 until August 2014. Mr. Olmstead served as President, Chief Financial Officer and Chairman of the Board of Mid-Con Energy I, LLC, from its formation in 2004 and of Mid-Con Energy II, LLC, from its formation in 2009 until both entities were merged into the Partnership in December 2011. He has been President, Chief Financial Officer and Chairman of the Board of Mid-Con Energy Operating since its incorporation in 1986. Prior to that, Mr. Olmstead was general manager for LB Jackson Drilling Company from 1978 to 1980 and worked in public accounting for Touche Ross & Co. from 1974 to 1978 as an oil and natural gas tax consultant. Mr. Olmstead graduated with Bachelors of Business Administration degrees in Finance and Accounting from the University of Oklahoma before serving three years in the US Navy. Mr. Olmstead brings extensive management and operational experience in the oil and natural gas industry, along with his leadership skills to our Board.

Chad B. Roller, PhD, became President on February 1, 2020, and Chief Operating Officer in July 2019. Dr. Roller previously served as Vice President of Development from July 2015 until July 2019, and as a Petroleum Engineer from March 2012 to June 2015. Prior to joining us, Dr. Roller previously served as Petroleum Engineer at Royal Dutch Shell. Dr. Roller earned his PhD from Rice University and Master of Science and Bachelor of Science degrees from the University of Oklahoma.

Philip R. Houchin, Chief Financial Officer, became an executive officer in March 2018. Prior to joining us, Mr. Houchin was Executive Vice President and Chief Lending Officer of Patriot Bank. As a part of a management team and group of investors, Mr. Houchin assisted with the purchase of the bank in 2009 and eventual sale in 2017. Prior to Patriot Bank, Mr. Houchin held various positions with Summit Bank and Bank of Oklahoma as part of his 18 years in the commercial banking industry in Tulsa, Oklahoma. Mr. Houchin graduated from the University of Oklahoma with a Bachelor of Business Administration in Finance and from the Southwest Graduate School of Banking at Southern Methodist University.

Charles L. McLawhorn III, Vice President, General Counsel and Corporate Secretary of our general partner, became an officer in April 2016. From August 2009 to March 2016, Mr. McLawhorn held a series of positions with increasing responsibility, including Assistant General Counsel and Corporate Secretary, at Samson Resources Corporation, a privately held oil and gas company. Earlier in his career, Mr. McLawhorn was in private practice with McAfee & Taft from 2002 to 2009. Mr. McLawhorn graduated with a Bachelor of Science degree in Zoology from the University of Oklahoma and a Juris Doctor degree from the University of Oklahoma College of Law.

Sherry L. Morgan, Chief Accounting Officer, became an executive officer in July 2015 and previously served as our Assistant Controller from July 2008 until July 2015. Additionally, Ms. Morgan served as acting Principal Financial Officer from December 2017 to March 2018. Prior to joining us, Ms. Morgan served as Controller at Shamrock Oil & Gas, Inc., from 2006 to 2008. She also served as Controller for Nadel and Gussman, LLC, during 2006. Ms. Morgan served as Reporting and Joint Interest Coordinator at Newfield Exploration Mid-Continent, Inc., from 2000 to 2005. Previously, she was Assistant Controller at both Lariat Petroleum, Inc., and First Credit Solutions. Ms. Morgan began her career as an auditor at Deloitte and Touche, LLP. Ms. Morgan earned her Bachelor of Science in Business Administration with a degree in Accounting from Oklahoma State University. She is a Certified Public Accountant and a Certified Management Accountant.

C. Fred Ball Jr., Director, is the Chairman of the Audit Committee. Mr. Ball currently serves as Chief Operating Officer of Spyglass Trading, LP. Mr. Ball retired in January 2015 as Senior Chairman of the Board for Bank of Texas, a division of BOK Financial Corporation. During his 17-year tenure at Bank of Texas, Mr. Ball was elected to various executive positions including President, Chief Executive Officer and Chairman. Prior to Bank of Texas, he served as President of Comerica Securities, Inc., a subsidiary of Comerica Incorporated in Detroit. Mr. Ball currently serves on the Boards of BOK Financial Corporation and Southern Methodist University, where he resides on the Executive Board of the Edwin L. Cox School of Business. Mr. Ball earned his Bachelor of Science in Engineering and Master of Business Administration from Southern Methodist University. Mr. Ball brings extensive insights and the knowledge of finance and banking to our Board.

John W. Brown, Director, has served as Chairman of Par Investments LLC, a private investment firm focused on energy related investments, since June 2005. Since July 1991, Mr. Brown has served as the General Partner of Premier Capital, Ltd., a private energy focused investment banking firm that has been an advisor of energy transactions in excess of $400 million since 2003. Mr. Brown served on the Board of Directors of Halcon Resources from March to September 2016. From 2001 to 2003, Mr. Brown served as a Director of Friedman, Billings, Ramsey Group, a publicly traded full service banking firm focused on energy investment banking transactions. Prior to that, Mr. Brown served as an Associate at EnCap Investments, LC from 2000 to 2001; was the Founder and General Partner of WesAl Capital, Ltd., a private energy investment banking firm with the late William E. Simon, former Secretary of the Treasury, and Alvin Shoemaker, former Chairman of First Boston from 1986 to 1991; and was the Founder and President of Westwood Resources Company, a privately held independent oil and gas company, from 1981 to 1984. Mr. Brown practiced law from 1973 until 1981. He earned a Bachelor of Arts Degree from Southern Methodist University and a Juris Doctor Degree and Master of Laws Degree from Southern Methodist University Law School. Mr. Brown brings extensive experience and knowledge of finance and energy to our Board.

Wilkie S. Colyer Jr., Director, currently serves as President, CEO and Director of Contango Oil & Gas Company (“Contango”), a publicly traded oil and natural gas producer. Prior to joining Contango, Mr. Colyer was employed by Goff Capital, the family office of John Goff, from 2007 until August 2018. Most recently, he served as Principal for Goff Capital, Inc. and Senior Vice President, Investments of Goff Focused Strategies LLC, an exempt reporting advisor with the SEC and the State of Texas. Mr. Colyer was responsible for the firms’ energy investing and has held a material role in public and private investments in sectors including financial services and real estate, among others. Mr. Colyer formerly served on the Board of Directors of Resolute Energy Corporation. Mr. Colyer received a Bachelor of Arts in Economics from the University of Texas at Austin. Mr. Colyer holds the Chartered Financial Analyst (“CFA”) designation and is a member of the CFA Society of Dallas-Fort Worth.

Peter A. Leidel, Director, is a founder and principal of Yorktown Partners, LLC, which was established in September 1990. Yorktown Partners, LLC, is the manager of private investment partnerships that invest in the energy industry. Mr. Leidel has been a member of the Boards of Mid-Con Energy III, LLC, and Mid-Con Energy Operating since June 2011. Mr. Leidel was a member of the Boards of both Mid-Con Energy I, LLC, from its formation in 2004 and of Mid-Con Energy II, LLC, from its formation in 2009 until both entities were merged into the Partnership in December 2011. Previously, he was a partner of Dillon, Read & Co. Inc., held corporate treasury positions at Mobil Corporation, worked for KPMG and for the U.S. Patent and Trademark Office. Mr. Leidel is a director of Carbon Natural Gas Company and Extraction Oil & Gas, Inc. Mr. Leidel is also a director of certain non-public companies in the energy industry in which Yorktown holds equity interests. Mr. Leidel earned a Bachelor of Business Administration degree in Accounting from the University of Wisconsin and a Master of Business Administration from the Wharton School at the University of Pennsylvania. Mr. Leidel brings extensive experience within and perspective on the energy sector to our Board.

Cameron O. Smith, Director, is Chairman of the Conflicts Committee. From 2011 to 2018, Mr. Smith served as an advisor to the energy group at Warburg Pincus, LLC, a private equity firm. From 2008 until December 2009, Mr. Smith served as a Senior Managing Director of Rodman & Renshaw, LLC, and as Head of the Rodman Energy Group, a sector vertical within Rodman & Renshaw, LLC. Mr. Smith retired from the Rodman Energy Group in December 2009. Mr. Smith founded, and from 1992 to 2008, served as a Senior Managing Director of COSCO Capital Management LLC, an investment bank focused on private oil and natural gas corporate and project financing until Rodman & Renshaw, LLC, a full service investment bank, purchased the business and assets of COSCO Capital Management LLC. Mr. Smith founded and ran Taconic Petroleum Corporation, an exploration company headquartered in Tulsa, Oklahoma, from 1978 to 1991. Mr. Smith served as exploration geologist, officer and director of several private family and public client companies from 1975 to 1985. Mr. Smith graduated with a Bachelor of Arts in Art History from Princeton University and a Master of Science degree in Geology from Pennsylvania State University. Mr. Smith brings extensive knowledge of the oil and natural gas industry, along with expertise in investment banking, to our Board.

Committees of the Board of Directors

The Board has an Audit Committee and a Conflicts Committee, but does not have a Compensation Committee. The NASDAQ listing rules do not require a listed limited partnership to establish a Compensation Committee or a Nominating and Corporate Governance Committee. Equity grants to directors and employees are administered by the voting members of the general partner and approved by the Board.

Audit Committee

The Audit Committee consists of Messrs. Ball, Brown and Smith, with Mr. Ball serving as committee Chairman. The Audit Committee held four quarterly meetings in 2019. Our Board has affirmatively determined that each member of the Audit Committee meets the independence and experience standards established by the NASDAQ listing rules and the rules of the SEC. Our Board has also reviewed the financial expertise of Mr. Ball and affirmatively determined that he is an “Audit Committee Financial Expert,” as determined by the rules of the SEC. Our Board has adopted a written charter for our Audit Committee which is available on, and may be printed from, our website at www.midconenergypartners.com and is also available from the Corporate Secretary of Mid-Con Energy GP. Our independent registered public accounting firm is given unrestricted access to the Audit Committee and our management, as necessary.

During the last fiscal year, and earlier this year in preparation for the filing with the SEC of the Partnership’s Form 10-K for the year ended December 31, 2019, the Audit Committee:

•

reviewed and discussed the Partnership’s audited consolidated financial statements as of and for the year ended December 31, 2019, with management, the independent consultants and the independent registered public accountants;

•

considered the adequacy of the Partnership’s internal controls and the quality of its financial reporting, and discussed these matters with management, the independent consultants and the independent registered public accountants;

•

reviewed and discussed with the independent registered public accountants (i) their judgments as to the quality of the Partnership’s accounting policies, (ii) the written disclosures and letter from the independent registered public accountants required by Public Company Accounting Oversight Board Independence Rules, and the independent registered public accountants’ independence, and (iii) the matters required to be discussed by the Public Company Accounting Oversight Board’s Auditing Standard No. 1301, Communications with Audit Committees;

•

discussed with management, the independent consultants and the independent registered public accountants the process by which the Partnership’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer make the certifications required by the SEC in connection with filing of the Partnership’s periodic reports with the SEC, including reports on Forms 10-K and 10-Q;

•

pre-approved all auditing services and non-audit services to be performed for the Partnership by the independent registered public accounts as required by all the applicable rules promulgated pursuant to the Exchange Act, considered whether the rendering of non-audit services was compatible with maintaining Grant Thornton LLP’s independence, and concluded that Grant Thornton LLP’s independence was not compromised by the provision of such services (details regarding the fees paid to Grant Thornton LLP in fiscal year 2019 for audit services, tax services and all other services, are set forth in “Principal Accounting Fees and Services” below); and

•

based on the reviews and discussions referred to above, recommended to the Board that the audited consolidated financial statements referred to above to be included in the Partnership’s Form 10-K for the year ended December 31, 2019.

Conflicts Committee

The Conflicts Committee currently consists of Messrs. Ball, Brown and Smith, who meet the independence standards established by the NASDAQ listing rules and rules of the SEC. The Conflicts Committee has the authority to review specific matters that may present a conflict of interest in order to determine if the resolution of such conflict is “fair and reasonable” for our unitholders. In making such determination, the Conflicts Committee has the authority to engage advisors to assist it in carrying out its duties. The Conflicts Committee held 23 meetings in 2019.

Board Leadership Structure and Role in Risk Oversight

The management of enterprise-level risk is the process of identifying, managing and monitoring events that present opportunities and risks with respect to the creation of value for our unitholders. The Board has delegated to management the primary responsibility for enterprise-level risk management, including cybersecurity risks, while retaining responsibility for oversight of our executive officers in that regard. Our executive officers offer an enterprise-level risk assessment to the Board at least once every year. Leadership of our Board is vested in the Chairman of the Board, who also serves as Chief Executive Officer.

Non-Management Executive Sessions and Unitholder Communications

NASDAQ listing standards require regular executive sessions of the non-management directors of a listed company, and an executive session for independent directors at least once a year. At each quarterly Board meeting, all of the directors meet in an executive session. At least annually, our independent directors meet in an additional executive session without management participation or participation by non-independent directors.

Interested parties can communicate directly with non-management directors by mail in care of Mid-Con Energy Partners, LP, 2431 East 61 Street, Suite 850, Tulsa, Oklahoma 74136. Such communications should specify the intended recipient or recipients. Commercial solicitations or communications will not be forwarded.

Meetings and Other Information

The Board held four quarterly meetings and two special meetings in 2019. Our Partnership Agreement provides that the general partner manages and operates us and that, unlike holders of common stock in a corporation, unitholders only have limited voting rights on matters affecting our business or governance. Accordingly, we do not hold annual meetings of unitholders.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a class of our equity securities registered pursuant to Section 12 of the Exchange Act to file certain reports with the SEC and the NASDAQ concerning their beneficial ownership of such securities. Based solely on a review of the copies of reports on Form 3, Form 4 and Form 5 and amendments thereto furnished to us and written representations from the executive officers and directors, we believe that all filing requirements applicable to the officers and directors and greater than 10% unitholders were complied with for the fiscal year ended December 31, 2019, except for one late filing for each executive officer other than Dr. Roller pertaining to the grant of unvested units during 2019, one late filing by an executive officer pertaining to a sale and one late filing by an executive officer of a Form 3 in 2019.

Code of Ethics

The governance of Mid-Con Energy GP is, in effect, the governance of our partnership, subject in all cases to any specific unitholder rights contained in our Partnership Agreement.

Mid-Con Energy GP has adopted a Code of Business Conduct that applies to all officers, directors and its employees and affiliates. A copy of the Code of Business Conduct is available on our website at www.midconenergypartners.com. We will provide a copy of the code of ethics to any person, without charge, upon request to Mid-Con Energy Partners, LP, 2431 East 61 Street, Suite 850, Tulsa, Oklahoma 74136, Attn: Investor Relations. We intend to disclose on our website any future amendments to, or waivers from, our Code of Business Conduct.

Web Access

We provide access through our website at www.midconenergypartners.com to current information relating to Partnership governance, including our Audit Committee Charter, our Code of Business Conduct and other matters impacting our governance principles. You may access copies of each of these documents from our website. You may also contact the office of the corporate secretary for printed copies of these documents free of charge. Our website and any contents thereof are not incorporated by reference into this document.

Communication with Directors

Our Board believes that it is management’s role to speak for the Partnership. Our Board also believes that any communications between members of the Board and interested parties, including unitholders, should be conducted with the knowledge of our executive chairman and chief executive officer and president. Interested parties, including unitholders, may contact one or more of our Board members, including non-management directors and non-management directors as a group, by writing to the director or directors in care of the corporate secretary at our principal executive offices. A communication received from an interested party or unitholder will be promptly forwarded to the director or directors to whom the communication is addressed. A copy of the communication will also be provided to our executive chairman and chief executive officer. We will not, however, forward sales or marketing materials or correspondence primarily commercial in nature, materials that are abusive, threatening or otherwise inappropriate, or correspondence not clearly identified as interested party or unitholder correspondence.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

We do not directly employ any of the persons responsible for managing our business. Our general partner’s executive officers manage and operate our business as part of the services provided by Mid-Con Energy Operating to our general partner under the services agreement. All of our general partner’s executive officers and other employees necessary to operate our business are employed and compensated by Mid-Con Energy Operating, subject to reimbursement by our general partner. The compensation for all of our executive officers is indirectly paid by us to the extent provided for in the Partnership Agreement because we reimburse our general partner for payments it makes to Mid-Con Energy Operating.

Compensation Committee Report

The NASDAQ listing rules do not require a listed limited partnership to establish a compensation committee, and we do not have a compensation committee. The Board performs the functions of a compensation committee, and although the Board does not currently appoint a compensation committee, it may do so in the future. The Board has reviewed and discussed with management the Compensation Discussion and Analysis set forth below.

Our “named executive officers” for the year ended December 31, 2019, were:

Jeffery R. Olmstead
Charles R. “Randy” Olmstead
Charles L. McLawhorn III

The foregoing report shall not be deemed to be incorporated by reference by any general statement or reference to this Form 10-K into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under those Acts.

Objectives of Our Compensation Program

Our executive compensation program is intended to align the interests of our management team with those of our unitholders by motivating our executive officers to achieve strong financial and operating results for us, which we believe closely correlate to long-term unitholder value. In addition, our program is designed to achieve the following objectives:

•

attract, retain and reward talented executive officers by providing total compensation competitive with that of other executive officers employed by exploration and production companies and publicly traded partnerships of similar size;

•	provide performance-based compensation that balances rewards for short-term and long-term results and is tied to both individual and our performance; and

•	encourage the long-term commitment of our executive officers to the Partnership’s and our unitholders’ long-term interests.

Elements of Our Compensation Program and Why We Pay Each Element

To accomplish our objectives, we seek to offer a compensation program to our executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character and expertise required for our growth and development. Our compensation program is comprised of four elements:

•	base salary;

•	short-term incentive payments in the form of discretionary cash bonuses;

•	short-term incentive payments in the form of long-term equity-based compensation; and

•	benefits.

The voting members of our general partner have responsibility and authority for compensation-related decisions for our Chief Executive Officer and, upon consultation and recommendations by our Chief Executive Officer, for our other executive officers. Equity grants pursuant to our Long-Term Incentive Program are also administered by the voting members of our general partner and approved by the Board. Incentive compensation in respect of services provided to us is not tied in any way to the performance of entities other than our partnership. Specifically, any performance metrics are not to be tied in any way to the performance of the Mid-Con Affiliates or any other affiliate of ours.

Although we bear an allocated portion of Mid-Con Energy Operating’s costs of providing compensation and benefits to Mid-Con Energy Operating employees who serve as the executive officers of our general partner and provide services to us, we have no control over such costs and do not establish or direct the compensation policies or practices of Mid-Con Energy Operating.

Mid-Con Energy Operating does not maintain a defined benefit or pension plan for its executive officers or employees because it believes such plans primarily reward longevity rather than performance. Mid-Con Energy Operating provides a basic benefits package to all its employees, which includes a 401(k) plan, health and basic term life insurance and personal accident and long-term disability coverage. Employees provided to us under the services agreement will be entitled to the same basic benefits.

Short-Term Incentive Payments

Short-term incentive payments are provided to executive officers to recognize and reward their overall performance as determined by the Board. We do not provide perquisites to the named executive officers.

Long-Term Incentive Program

Our Long-Term Incentive Program is intended to promote the interests of the Partnership and encourage superior performance by providing equity awards to employees, officers, consultants and directors of our general partner and our other affiliates, including Mid-Con Energy Operating and ME3 Oilfield Service. The Long-Term Incentive Program is also intended to enhance the ability of the general partner and our other affiliates, including Mid-Con Energy Operating and ME3 Oilfield Service, to attract and retain the services of individuals who are essential for the growth and profitability of the Partnership and to encourage them to devote their best efforts to advancing the business of the Partnership. The type of awards that may be granted under the Long-Term Incentive Program are unit options, unit appreciation rights, unrestricted units, restricted units, phantom units, distribution equivalent rights granted with phantom units and other types of awards. The maximum number of our common units that are currently authorized to be awarded under the Plan is 175,700 units.

The Long-Term Incentive Program is currently administered by the voting members of our general partner and approved by the Board. Except as set forth in the employment agreements of the executive officers of our general partner, we have no set formula for granting awards to our employees, officers, consultants and directors of our general partner and our other affiliates, including Mid-Con Energy Operating and ME3 Oilfield Service. In determining whether to grant awards and the amount of any awards, the voting members of the general partner take into consideration the performance of the Partnership along with discretionary factors such as the individual’s current and expected future performance, level of responsibility, retention considerations and the total compensation package.

Equity Compensation Plan Information as of February 28, 2020:

Plan category	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	13,669	(1)
Equity compensation plans not approved by security holders	—

Total	13,669

(1)	Represents common units.

The plan administrator may terminate or amend the Long-Term Incentive Program at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the Long-Term Incentive Program or any part of the Long-Term Incentive Program from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The Long-Term Incentive Program will expire on the earliest to occur of (i) the date on which all common units available under the Plan for grants have been paid to participants, (ii) termination of the Plan by the plan administrator or (iii) December 20, 2021.

Upon a “change of control” (as defined in the Long-Term Incentive Program), any change in applicable law or regulation affecting the Long-Term Incentive Program or awards thereunder, or any change in accounting principles affecting the financial statements of our general partner, the plan administrator, in an attempt to prevent dilution or enlargement of any benefits available under the Long-Term Incentive Program may, in its discretion, provide that awards will (i) become exercisable or payable, as applicable, (ii) be exchanged for cash, (iii) be replaced with other rights or property selected by the plan administrator, (iv) be assumed by the successor or survivor entity or be exchanged for similar options, rights or awards covering the equity of such successor or survivor, or a parent or subsidiary thereof, with other appropriate adjustments or (v) be terminated. Additionally, the plan administrator may also, in its discretion, make adjustments to the terms and conditions, vesting and performance criteria and the number and type of common units, other securities or property subject to outstanding awards.

The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the Board will be determined by the plan administrator in the terms of the relevant award agreement or employment agreement.

Common units to be delivered pursuant to awards under the Long-Term Incentive Program may be common units already owned by our general partner or us or acquired by our general partner in the open market from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the Long-Term Incentive Program, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Summary Compensation Table

The following table sets forth certain information with respect to compensation of our named executive officers for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2019 and 2018. All of these employees are paid by Mid-Con Energy Operating. We reimburse Mid-Con Energy Operating for a portion of their compensation according to the services agreement entered between us and Mid-Con Energy Operating.

Name and Principal Position	Year	Salary	Bonus	Unit Awards	All Other Compensation		Total
Jeffrey R. Olmstead	2019	$270,417	$95,000	$62,400	$4,956	(1)	$432,773
President, CEO and Director(2)	2018	$257,633	$29,000	$105,000	$4,869	(1)	$396,502

Charles R. Olmstead	2019	$198,000	$80,500	$62,400	$4,620	(1)	$345,520
Executive Chairman of the Board(2)	2018	$198,000	$25,000	$105,000	$4,537	(1)	$332,537

Charles L. McLawhorn III	2019	$158,808	$58,446	$46,800	$4,956	(1)	$269,010
VP, General Counsel and Secretary	2018	$150,942	$17,400	$78,750	$4,701	(1)	$251,793

(1)	Includes Registrant’s contributions to a defined contribution plan.
(2)

Mr. Jeffrey R. Olmstead began a three-month sabbatical on February 1, 2020. Mr. Charles R. Olmstead was appointed Chief Executive Officer and Mr. Chad B. Roller, PhD, was appointed President commencing on February 1, 2020.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2019:

Name	Number of Units That Have Not Yet Vested		Market Value of Units That Have Not Yet Vested (1)
Jeffrey R. Olmstead	3,000	(2)	$16,800
Charles R. Olmstead	3,000	(2)	$16,800
Charles L. McLawhorn III	2,250	(2)	$12,600

(1)	Based on the closing price of our common units at December 31, 2019.
(2)	These equity-settled phantom units vest equally on January 31, 2020, March 1, 2020 and January 31, 2021.

Potential Post-Employment Payments and Payments upon a Change in Control

Employment Agreements

Our general partner has entered into employment agreements with Charles R. Olmstead and Jeffrey R. Olmstead. The following table summarizes the material terms of the employee agreements that provide for payments to named executives in connection with the resignation, retirement or other termination of a named executive officer or a change in control:

	Term Without Cause or Good Reason	Death or Disability	Change in Control
Accrued amounts (1)	Amounts earned during employment	Amounts earned during employment	Amounts earned during employment

Base Salary	one year	one year	two years

Bonus (2)	Lesser of: “target annual bonus”, or average of previous two annual bonuses	“target annual bonus”	Twice the lesser of: “target annual bonus”, or average of previous two annual bonuses

	Term Without Cause or Good Reason	Death or Disability	Change in Control
Health-care coverage (3)	Amount of Cobra	Amount of Cobra	Amount of Cobra

Equity awards	Accelerated vesting	Accelerated vesting	Accelerated vesting

(1)	Includes salary, vacation, benefits and unreimbursed business expenses.
(2)	“Target annual bonus” as defined in the employment agreement.
(3)	Lump sum for officer and dependents, if applicable.

The employment agreements provide for a term that commences on August 1 of each year with automatic one-year renewal terms unless either we or the employee gives written notice of termination at least by February 1 preceding any such August 1. Pursuant to the employment agreements, each employee will serve in his respective position with our general partner, as set forth above, and has duties, responsibilities and authority as the Board may specify from time to time, in roles consistent with such positions that are assigned to him. For the definitions of cause and good reason, and other terms of the agreement, please refer to the terms of the Employee Agreements dated August 1, 2011, filed with the SEC on December 23, 2011.

Change in Control Severance Plan

On July 24, 2019, the Board adopted the Mid-Con Energy Partners, LP Change in Control Severance Plan (the “CIC Severance Plan”), effective as of August 1, 2019. The CIC Severance Plan provides severance benefits to certain key management and employees of our general partner and its affiliates, including us, who are selected by the Plan Administrator (as defined in the CIC Severance Plan) and have entered into a Participation and Restrictive Covenant Agreement (which contains certain restrictive covenants being agreed to as a condition of participation), and whose employment is terminated (i) by our general partner without Cause (as defined in the CIC Severance Plan) or by the participant due to Good Reason (as defined in the CIC Severance Plan), in each case, within 24 months following the consummation of a Change in Control (as defined in the CIC Severance Plan) or (ii) by our general partner without Cause in anticipation of a Change in Control transaction that the Board is considering and that is ultimately consummated within six months of the participant’s termination of employment (a “Qualifying Termination”). Each of our named executive officers was designated as a participant under the CIC Severance Plan.

If a participating executive officer’s employment terminates in a Qualifying Termination, he or she will receive the following severance benefits:

(i)

an amount equal to 36 multiplied by the sum of (x) such participant’s monthly base salary in effect immediately prior to a Qualifying Termination (or prior to any reduction for purposes of Good Reason) and (y) 1/12 of such participant’s target annual cash bonus for the calendar year in which the Qualifying Termination occurs;

(ii)	any accrued, but unpaid as of the date of the Qualifying Termination, annual cash bonus for any completed fiscal year preceding a Qualifying Termination;

(iii)	accrued benefits under any Retirement Plan or Welfare Plan (each as defined in the CIC Severance Plan); and

(iv)

if the participant timely elects COBRA continuation coverage, reimbursement equal to the difference between the cost of such COBRA continuation coverage and the amount active employees pay for health coverage through the earlier of the end of the “Severance Period” and the participant becoming eligible for health insurance coverage under another employer’s plan. The Severance Period is 36 months for the executive officers.

In the event a participant holds any equity awards granted under our Long-Term Incentive Program, the treatment of such equity awards in the event of a Qualifying Termination shall continue to be governed by the terms of the Long-Term Incentive Program and the applicable award agreements.

If any payments and benefits to be paid or provided to a participating executive officer, whether pursuant to the terms of the CIC Severance Plan or otherwise, would be subject to “golden parachute” excise taxes under the Internal Revenue Code, the payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the eligible employee.

For the terms of the CIC Severance Plan, including but not limited to definitions of Good Reason, Cause and Change in Control, please refer to the CIC Severance Plan included as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 26, 2019.

Relation of Compensation Policies and Practices to Risk Management

Our compensation policies and practices are designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds which qualify them for additional compensation. From a risk management perspective, our policy is to conduct our commercial activities in a manner intended to control and minimize the potential for unwarranted risk taking. We also routinely monitor and measure the execution and performance of our projects and acquisitions relative to expectations. Additionally, our compensation arrangements include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct.

Compensation Committee Interlocks and Insider Participation

The NASDAQ listing rules do not require a listed limited partnership to establish a compensation committee, and we do not have a compensation committee. Although the Board does not currently establish a compensation committee, it may do so in the future.

Compensation of Directors

We use a combination of cash and unit-based compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill level we require of members of the Board.

In 2019, directors who were not officers or employees received an annual retainer of $30,000, with the chairman of the audit committee and chairman of the conflict committee receiving an additional annual fee of $5,000. In addition, each non-employee director receives $1,000 per meeting attended in person or by phone and is reimbursed for his out of pocket expenses in connection with attending meetings. We indemnify each director for his actions associated with being a director to the fullest extent permitted under Delaware law.

The following table discloses the cash, unit awards and other compensation earned, paid or awarded to each of our non-management directors during the year ended December 31, 2019:

Name (1)	Fee Earned or Paid in Cash	Unit Awards (2)	Total
C. Fred Ball Jr.	$71,000	$10,400	$81,400
John W. Brown	$66,000	$10,400	$76,400
Wilkie S. Colyer Jr.	$34,000	$10,400	$44,400
Peter A. Leidel	$34,000	$10,400	$44,400
Cameron O. Smith	$71,000	$10,400	$81,400

(1)	Messrs. Olmstead and Olmstead are not included in this table as they are employees of Mid-Con Energy Operating and receive no compensation for their services as directors.
(2)	Reflects the fair value of 500 units granted to each board member in January 2019. There were no awards outstanding at fiscal year-end.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of March 3, 2020, the following table sets forth the beneficial ownership of our voting securities that are owned by:

•	beneficial owners of more than 5% of our common units;

•	each of the directors and Named Executive Officers of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

Name of Beneficial Owner	Common Units Beneficially Owned (1)	Percentage of Common Units Beneficially Owned	Class A Preferred Units Beneficially Owned (2)	Percentage of Class A Preferred Units Beneficially Owned	Class B Preferred Units Beneficially Owned (2)	Percentage of Class B Preferred Units Beneficially Owned
Mid-Con Energy III, LLC(3)	185,733	11.9%	930,223	8.0%	522,875	5.3%
John C. Goff(4)	33,900	2.2%	4,790,697	41.2%	9,281,046	94.7%
Robert W. Stallings(5)	—	—%	1,860,465	16.0%	—	—%
James R. Reis(5)(6)	—	—%	1,627,907	14.0%	—	—%
Robert J. Raymond(7)	149,283	9.6%	232,558	2.0%	—	—%
Charles R. Olmstead(8)(9)	43,709	2.8%	—	—%	—	—%
Jeffrey R. Olmstead(8)(10)	29,621	1.9%	—	—%	—	—%
Charles L. McLawhorn III(8)	4,177	*	—	—%	—	—%
C. Fred Ball Jr.(8)(11)	5,566	*	—	—%	—	—%
Peter A. Leidel(8)(12)	23,147	1.5%	—	—%	—	—%
Cameron O. Smith(8)	3,367	*	—	—%	—	—%
Wilkie S. Colyer Jr.(8)(13)	1,200	*	116,279	1.0%	196,078	2.0%
John W. Brown(8)	2,000	*	—	—%	—	—%
All named executive officers, directors and director nominees as a group (11 people)(14)	128,911	8.3%	116,279	1.0%	196,078	2.0%

*	Represents less than 1.0% of the outstanding class of voting securities.
(1)

Beneficial ownership for the purposes of this table is defined by Rule 13d-3 under the Exchange Act. Under this rule, a person is generally considered to be the beneficial owner of a security if he has or shares the power to vote or direct the voting thereof or to dispose or direct the disposition thereof or has the right to acquire either of those powers within sixty days. As of March 3, 2020, 1,557,848 common units were outstanding.

(2)

In August 2016, we issued 11,627,906 Class A Preferred Units. In January 2018, we issued 9,803,921 Class B Preferred Units. Holders of our Preferred Units may elect to convert into common units representing limited partner interests in our partnership on a one-for-one basis at any time prior to August 11, 2021, in whole or in part, subject to certain conversion thresholds.

(3)

C/o Mid-Con Energy GP, LLC, 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136. If Mid-Con Energy III, LLC converted all of its Preferred Units into common units, Mid-Con Energy III, LLC would be deemed to beneficially own, directly or indirectly, 258,388 common units or 15.8% of the common units outstanding.

(4)

This disclosure is based on an amendment to the Schedule 13D filed with the SEC on January 3, 2019, on behalf of each of the following: (i) John C. Goff; (ii) Goff REN Holdings, LLC (“Goff REN”); (iii) Goff MCEP Holdings, LLC (“Goff MCEP Holdings”); (iv) The Goff Family Foundation (“Goff Foundation”); (v) Goff Capital, Inc. (“Goff Capital”); (vi) GFS REN GP, LLC (“GFS REN”); (vii) GFS Management, LLC (“GFS Management”); (viii) GFS; (ix) GFS Energy GP, LLC (“GFS Energy”); (x) GFT Strategies, LLC (“GFT”); (xi) John C. Goff 2010 Family Trust (“Goff Family Trust”); (xii) Goff Ren Holdings, LLC

(“Goff Ren II”); (xiii) Goff MCEP II, LP (“Goff MCEP II”); (xiv) Goff Focused Energy Strategies, LP (“Goff Energy”); (xv) Goff Family Investments, LP (“Family Investments”); and (xvi) GFS MCEP GP, LLC (“GFS MCEP”). As of the date of such filing, John C. Goff may be deemed the beneficial owner of (1) 1,860,465 Class A Preferred Units and 784,314 Class B Preferred Units owned by Goff REN, (2) 2,697,674 Class A Preferred Units owned by Goff MCEP Holdings, (3) 232,558 Class A Preferred Units owned by Goff Foundation, (4) 784,314 Class B Preferred Units owned by Goff Ren II, (5) 5,098,039 Class B Preferred Units owned by Goff MCEP II, (6) 2,614,379 Class B Preferred Units owned by Goff Energy and (7) 8,000 common units owned by Family Investments. As the manager of Goff MCEP Holdings and the general partner of Family Investments, Goff Capital may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Class A Preferred Units owned by Goff MCEP Holdings and the common units owned by Family Investments. As the manager of Goff Ren and Goff Ren II, GFS Ren may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Class A and Class B Preferred Units owned by Goff Ren and the Class B Preferred Units owned by Goff Ren II. As the general partner of Goff MCEP II, GFS MCEP may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Class B Preferred Units owned by Goff MCEP II. As the general partner of Goff Energy, GFS Energy may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Class B Preferred Units owned by Goff Energy. As the managing manager of GFS Ren, GFS MCEP and GFS Energy, GFS Management may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the (1) Class A and Class B Preferred Units owned by Goff Ren, (2) Class B Preferred Units owned by Goff Ren II, (3) Class B Preferred Units owned by Goff MCEP II and (4) Class B Preferred Units owned by Goff Energy. As the managing manager of GFS Management, GFS may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the (1) Class A and Class B Preferred Units owned by Goff Ren, (2) Class B Preferred Units owned by Goff Ren II, (3) Class B Preferred Units owned by Goff MCEP II and (4) Class B Preferred Units owned by Goff Energy. As the controlling equity holder of GFS, GFT may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the (1) Class A and Class B Preferred Units owned by Goff Ren, (2) Class B Preferred Units owned by Goff Ren II, (3) Class B Preferred Units owned by Goff MCEP II and (4) Class B Preferred Units owned by Goff Energy. As the managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the (1) Class A Preferred Units owned by Goff MCEP Holdings, (2) Class A and Class B Preferred Units owned by Goff Ren, (3) Class B Preferred Units owned by Goff Ren II, (4) Class B Preferred Units owned by Goff MCEP II, (5) Class B Preferred Units owned by Goff Energy, (6) common units owned by Family Investments and (7) common units owned by Goff Family Trust. As trustee of Goff Family Trust, controlling shareholder of Goff Capital, sole board member of Goff Foundation, and Chief Executive Officer and managing member of GFS, John C. Goff may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the (1) Class A Preferred Units owned by Goff MCEP Holdings, (2) Class A and Class B Preferred Units owned by Goff Ren, (3) Class B Preferred Units owned by Goff Ren II, (4) Class B Preferred Units owned by Goff MCEP II, (5) Class B Preferred Units owned by Goff Energy, (6) Class A Preferred Units owned by Goff Foundation, (7) common units owned by Family Investments and (8) common units owned by Goff Family Trust. If Mr. Goff converted all of his Preferred Units into common units, Mr. Goff would be deemed to beneficially own, directly or indirectly, 737,487 common units or 32.6% of the common units outstanding. Mr. Goff and his applicable affiliates disclaim beneficial ownership of all of the common units and Preferred Units, including the common units into which the Preferred Units are convertible, except to the extent of its pecuniary interest. Mr. Goff has a principal business address of 500 Commerce Street, Suite 700, Fort Worth, Texas 76102.
(5)

This disclosure is based on the Schedule 13D filed with the SEC on December 14, 2016, on behalf of each of the following: (i) GAINSCO, Inc. (“GAINSCO”); (ii) SCG Ventures LP (“SCG Ventures”); (iii) FWC Holdings, LLC (“FWC Holdings”); (iv) Stallings Management, LLC (“Stallings Management”); (v) Robert W. Stallings; and (vi) James R. Reis. As of the date of such filing, Mr. Stallings may be deemed the beneficial owner of (1) 1,395,349 Class A Preferred Units owned by GAINSCO (which are also reported as Class A Preferred Units beneficially owned by Mr. Reis in the table above), and (2) 465,116 Class A Preferred Units owned by Stallings Management. As President of Stallings Management and Chairman of the Board of GAINSCO, Robert W. Stallings may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Class A Preferred Units of SCG Ventures and the common units into which such Class A Preferred Units are convertible and the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of such securities of GAINSCO. If Mr. Stallings converted all of his Preferred Units into common units, Mr. Stallings would be deemed to beneficially own, directly or indirectly, 93,023 common units or 5.6% of the common units outstanding. Mr. Stallings disclaims beneficial ownership of all of the Class A Preferred Units and the common units into which the Class A Preferred Units are convertible, except to the extent of his pecuniary interest therein. As the general partner of SCG Ventures, Stallings Management may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Class A Preferred Units of SCG Ventures and the common units into which the Class A Preferred Units are convertible. Stallings Management disclaims beneficial ownership of those securities, except to the extent of its pecuniary interest therein. Mr. Stallings has a principal business address of 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219.
(6)

This disclosure is based on the Schedule 13D filed with the SEC on December 14, 2016. As the sole member of FWC Holdings and the Vice Chairman of the Board of GAINSCO, Mr. James R. Reis may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of FWC Holdings (232,558 Class A Preferred Units) and the common units into which such Class A Preferred Units are convertible and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of such securities of GAINSCO (1,395,349 Class A Preferred Units, which are also reported as Class A Preferred Units beneficially owned by Mr. Stallings in the table above). If Mr. Reis converted all of his Preferred Units into common units, Mr. Reis would be deemed to beneficially own, directly or indirectly, 81,395 common units or 5.0% of the common units outstanding. Mr. Reis disclaims beneficial ownership of all of the Class A Preferred Units and the common units into which the Class A Preferred Units are convertible, except to the extent of his pecuniary interest therein. Mr. Reis has a principal business address of 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219.

(7)

This disclosure is based on the Schedule 13G filed with the SEC on February 8, 2019. As the sole member of RR Advisors, LLC, RCH Black Fund GP, LP, and RCH Black Fund, LP, Mr. Robert J. Raymond may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Preferred Units of RR Advisors, LLC, (232,558 Class A Preferred Units) and the common units into which such Class A Preferred Units are convertible and the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of such securities of RR Advisors, LLC, RCH Black Fund GP, LP, and RCH Black Fund LP. If Mr. Raymond converted all of his Preferred Units into common units, Mr. Raymond would be deemed to beneficially own, directly or indirectly, 160,911 common units or 10.3% of the common units outstanding. Mr. Raymond disclaims beneficial ownership of all of the Class A Preferred Units and the common units into which the Class A Preferred Units are convertible, except to the extent of his pecuniary interest therein. Mr. Raymond has a principal business address of 3953 Maple Avenue, Suite 180, Dallas, Texas 75219.

(8)	Has a principal business address of 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136.
(9)

Includes 25,000 common units held by the Mardeen A. Olmstead Revocable Living Trust for which Mr. Olmstead serves as co-trustee. Mr. Olmstead disclaims beneficial ownership of these units except to the extent of his pecuniary interest therein.

(10)

Includes 5,635 common units held by the Charles R. Olmstead 2011 Trust that has immediate family members who are beneficiaries of the trust for which Mr. Olmstead serves as trustee. Mr. Olmstead disclaims beneficial ownership of these units except to the extent of his pecuniary interest therein.

(11)

Includes 200 common units held by the Charles F. Ball, Jr. IRA for which Mr. Ball is the beneficiary and 100 common units held by the Charlotte I. Ball IRA for which Mr. Ball’s spouse is the beneficiary. Mr. Ball disclaims beneficial ownership to the units held by the Charlotte I. Ball IRA except to the extent of his pecuniary interest therein.

(12)

Includes (i) 10,821 common units held by The Peter A. Leidel, 2015 GRAT for which Mr. Leidel is the sole trustee and beneficiary; (ii) 1,860 common units held by Yorktown Energy Partners, VII, L.P. for which

Mr. Leidel is a member and manager of Yorktown VII Associates LLC, the general partner of Yorktown Company LP, the general partner of Yorktown Energy Partners VII, L.P.; and (iii) 7,022 common units held by Yorktown Energy Partners VI, L.P. for which Mr. Leidel is a member and manager of Yorktown VI Associates LLC, the general partner of Yorktown VI Company LP, the general partner of Yorktown Energy Partners VI, L.P. Mr. Leidel disclaims beneficial ownership of the 1,860 common units and 7,022 common units except to the extent of his pecuniary interest therein.
(13)

Includes (i) 23,256 Class A convertible preferred units held by Goff MCEP Holdings but are held for the benefit of Mr. Colyer pursuant to an understanding between Mr. Colyer and Goff MCEP Holdings; Mr. Colyer is a principal of Goff Capital, which is the manager of Goff MCEP Holdings; Mr. Colyer and Goff Capital disclaim beneficial ownership of these units except to the extent of their respective pecuniary interest therein; (ii) 93,023 Class A convertible preferred units held by Goff MCEP Holdings but are held for the benefit of Colyer Interests, LLC (“Colyer Interests”), of which Mr. Colyer is the Managing Member, pursuant to an understanding between Colyer Interests and Goff MCEP Holdings; Mr. Colyer is a principal of Goff Capital, which is the manager of Goff MCEP Holdings; Mr. Colyer, Goff Capital and Colyer Interests each disclaim beneficial ownership of these units except to the extent of their pecuniary interest therein; (iii) 65,359 Class B convertible preferred units held by Goff MCEP II but are held for the benefit of Mr. Colyer pursuant to an understanding between Mr. Colyer and Goff MCEP II; Mr. Colyer is the Senior Vice President/Investments of GFS MCEP, which is the general partner of Goff MCEP II; Mr. Colyer and GFS MCEP each disclaim beneficial ownership of these units except to the extent of their respective pecuniary interest therein; and (iv) 130,719 Class B convertible preferred units held by Goff MCEP II but are held for the benefit of Colyer Interests, of which Mr. Colyer is the Managing Member, pursuant to an understanding between Mr. Colyer and Goff MCEP II; Mr. Colyer is the Senior Vice President/Investments of GFS MCEP, which is the general partner of Goff MCEP II; Mr. Colyer, Colyer Interests and GFS MCEP each disclaim beneficial ownership of these units except to the extent of their respective pecuniary interest therein. If Mr. Colyer converted all of his Preferred Unit into common units, Mr. Colyer would be deemed to beneficially own, directly or indirectly, 16,818 common units or 1.1% of the common units outstanding.

(14)

If Mr. Colyer converted all of his Preferred Unit into common units, the named executive officers and directors would be deemed to beneficially own, directly or indirectly, 144,529 common units or 9.2% of the common units outstanding.

As of March 3, 2020, our general partner owned a 1.1% limited partnership interest in us. The following table sets forth the beneficial ownership of equity interests in our general partner:

Name of Beneficial Owner	Class A Membership Interests	Class B Membership Interests (3)	Total Membership Interests (4)
Charles R. Olmstead (1)	50.00%	—%	33.33%
Jeffrey R. Olmstead (1)	50.00%	—%	33.33%
S. Craig George (2)	—%	100.00%	33.33%

(1)	C/o Mid-Con Energy GP, LLC, 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma, 74136.
(2)	Has a principal address of 340 Barnside Lane, Eureka, Missouri, 63025.
(3)

On January 24, 2017, the members of the general partner, executed the Second Amendment and Restated Limited Liability Company Agreement of Mid-Con Energy GP, LLC (the “Second A/R LLC Agreement”). The Second A/R LLC Agreement was effective January 24, 2017 and created a new class of non-voting membership interests, entitled Class B Membership Interests. Concurrent with his resignation from the Board, Mr. George converted all of his membership interests of the general partner into the new Class B Membership Interests.

(4)

Messrs. Olmstead, Olmstead and George, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the interests in us held by our general partner. Each of Messrs. Olmstead, Olmstead and George disclaims beneficial ownership of these securities in excess of his pecuniary interest in such securities.

Securities Authorized for Issuance under Equity Compensation Plan

See the table in Item 11. “Executive Compensation - Long-Term Incentive Program.”

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

As of March 3, 2020, our general partner has an approximate 1.1% interest in us. Any distributions made to our general partner are described in Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issue Purchases of Equity Securities.”

Agreements and Transactions with Related Parties

The following agreements were negotiated among affiliated parties and, consequently, are not the result of arm’s length negotiations. The following is a description of those agreements that have been entered into with the affiliates of our general partner and with our general partner.

Services Agreement

We are party to a services agreement with our affiliate, Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating provides certain services to us, including management, administrative and operational services. The operational services include marketing, geological and engineering services. Under the services agreement, we reimburse Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurs in its performance under the services agreement. These expenses include, among other things, salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and other expenses allocated by Mid-Con Energy Operating to us. These expenses are included in general and administrative expenses in our consolidated statements of operations. For the year ended December 31, 2019, we paid Mid-Con Energy Operating $3.6 million for expenses pursuant to the services agreement.

Operating Agreements

We, various third parties with an ownership interest in the same property and our affiliate, Mid-Con Energy Operating, are parties to standard oil and natural gas joint operating agreements, pursuant to which we and those third parties pay Mid-Con Energy Operating overhead associated with operating our properties. We and those third parties also pay Mid-Con Energy Operating for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements. The majority of these expenses are included in LOE in our consolidated statements of operations. For the year ended December 31, 2019, we paid Mid-Con Energy Operating $11.2 million for expenses incurred pursuant to the operating agreements.

Oilfield Services

As discussed above, we are party to operating agreements, pursuant to which our affiliate, Mid-Con Energy Operating, bills us for direct and indirect expenses that are chargeable to the wells, including oilfield services performed by our affiliates, ME3 Oilfield Service and ME2 Well Services. These amounts are included either in LOE in our consolidated statements of operations or are capitalized as part of oil and natural gas properties in our consolidated balance sheets. For the year ended December 31, 2019, we paid Mid-Con Energy Operating $6.2 million for oilfield services performed by ME3 Oilfield Service and ME2 Well Services.

Other Agreements

We are party to monitoring fee agreements with Bonanza and GFS pursuant to which we pay Bonanza and GFS a quarterly monitoring fee in connection with monitoring the purchasers’ investments in the Preferred Units. For the year ended December 31, 2019, total monitoring fee expenses were $0.3 million. These expenses were included in G&A in our consolidated statements of operations.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a Code of Business Conduct that sets forth our policies for the review, approval and ratification of transactions with related persons. Pursuant to our Code of Business Conduct, a director is expected to bring to the attention of the Chief Executive Officer or the Board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with our general partner’s organizational documents and the provisions of our Partnership Agreement. The resolution may be determined by disinterested directors, the Board, or the conflicts committee of the Board. Our Code of Business Conduct is on our website www.midconenergypartners.com under our corporate governance section.

The Mid-Con Affiliates or other affiliates of our general partner are free to offer properties to us on terms they deem acceptable, and the Board (or the conflicts committee) is free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the Board (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by affiliates of our general partner. In so doing, we expect the Board (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flow, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that the Mid-Con Affiliates or other affiliates of our general partner will consider a number of the same factors considered by the Board to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Charles R. Olmstead, Jeffrey R. Olmstead and Yorktown are significant unitholders, they may consider the potential positive impact on their underlying investment in us by causing the Mid-Con Affiliates to offer properties to us at attractive purchase prices. Likewise, the affiliates of our general partner may consider the potential negative impact on their underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

Director Independence

NASDAQ does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the Board. For a discussion of the independence of the Board, please see Item 10. “Directors, Executive Officers and Corporate Governance.”

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The audit committee of Mid-Con Energy GP, LLC, selected Grant Thornton, LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the years ended December 31, 2019 and 2018. The audit committee’s charter requires the audit committee to approve in advance all audit and non-audit services to be provided by our independent registered public accounting firm. All services reported in the audit, audit-related, tax and all other fees categories below with respect to this Form 10–K for the year ended December 31, 2019, were approved by the audit committee.

Fees paid to Grant Thornton, LLP are as follows:

	2019	2018
Audit fees	$393,750	$398,500
Audit-related fees	35,000	—
Tax fees	95,058	113,705

Total	$523,808	$512,205

PART IV

ITEM 15.	EXHIBITS

(a)(1) Exhibits

The exhibits listed below are filed or furnished as part of this report:

Exhibit Number	Description

3.1	Certificate of Limited Partnership of Mid-Con Energy Partners, LP (incorporated by reference to Exhibit 3.1 to Mid-Con Energy Partners, LP’s registration statement on Form S-1 filed with the SEC on August 12, 2011 (File No.333-176265)).

3.2	Certificate of Formation of Mid-Con Energy GP, LLC (incorporated by reference to Exhibit 3.4 to Mid-Con Energy Partners, LP’s registration statement on Form S-1 filed with the SEC on August 12, 2011 (File No. 333-176265)).

3.3	First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, dated as of December 20, 2011 (incorporated by reference to Exhibit 3.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

3.4	First Amendment to First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, dated as of August 11, 2016 (incorporated by reference to Exhibit 3.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on August 16, 2016).

3.5	Second Amendment to First Amended and Restated Agreement of Limited Partnership of Mid-Con Energy Partners, LP, dated as of January 31, 2018 (incorporated by reference to Exhibit 3.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on January 31, 2018).

3.6	Second Amended and Restated Limited Liability Company Agreement of Mid-Con Energy GP, LLC (incorporated by reference to Exhibit 3.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on January 25, 2017).

4.1+	Description of Common Units of Mid-Con Energy Partners, LP.

10.1	Services Agreement, dated as of December 20, 2011, by and among Mid-Con Energy Operating, Inc., Mid-Con Energy GP, LLC, Mid-Con Energy Partners, LP and Mid-Con Energy Properties, LLC (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

10.2	Credit Agreement, dated as of December 20, 2011, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

10.3	Agreement and Amendment No. 1 to Credit Agreement, dated as of April 23, 2012, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on April 27, 2012).

10.4	Agreement and Amendment No. 2 to Credit Agreement, dated as of November 26, 2012, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on November 28, 2012).

Exhibit Number	Description

10.5	Agreement and Amendment No.3 to Credit Agreement, dated as of November 5, 2013, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on November 6, 2013).

10.6	Amendment No.4 to Credit Agreement, dated as of April 11, 2014, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.01 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on April 15, 2014).

10.7	Agreement and Amendment No.5 to Credit Agreement, dated as of November 17, 2014, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on November 18, 2014).

10.8	Amendment No.6 to Credit Agreement, dated as of February 12, 2015, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.01 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on February 17, 2015).

10.9	Amendment No.7 to Credit Agreement, dated as of November 30, 2015, among Mid-Con Energy Properties, LLC, as Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 1, 2015).

10.10	Amendment No.8 to Credit Agreement, dated as of April 29, 2016, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.3 to Mid-Con Energy Partners, LP’s quarterly report on Form 10-Q filed with the SEC on May 2, 2016).

10.11	Amendment No.9 to Credit Agreement, dated as of May 31, 2016, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on June 2, 2016).

10.12	Amendment No.10 to Credit Agreement, dated as of August 11, 2016, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on August 16, 2016).

10.13	Amendment No.11 to Credit Agreement, dated as of December 22, 2017, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 29, 2017).

10.14	Amendment No.12 to Credit Agreement, dated as of January 31, 2018, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on January 31, 2018).

10.15	Amendment No. 13 to Credit Agreement, dated as of March 28, 2019, among Mid-Con Energy Properties, LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on April 2, 2019).

Exhibit Number	Description

10.16	Amendment No. 14 to Credit Agreement, dated as of December 6, 2019, among Mid-Con Energy Properties, LLC, as Borrower, the Partnership, as Guarantor, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 11, 2019).

10.17	Contribution, Conveyance, Assumption and Merger Agreement, by and among Mid-Con Energy GP, LLC, Mid-Con Energy Partners, LP, Mid-Con Energy Properties, LLC, Mid-Con Energy I, LLC, Mid-Con Energy II, LLC, and Charles R. Olmstead, S. Craig George, Jeffrey R. Olmstead and other members of Mid-Con Energy I, LLC, and Mid-Con Energy II, LLC, named therein (incorporated by reference to Exhibit 10.3 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

10.18*	Mid-Con Energy Partners, LP Long-Term Incentive Program (incorporated by reference to Exhibit 4.5 to Mid-Con Energy Partners, LP’s Registration Statement on Form S-8 filed with the SEC on January 25, 2012 (File No 333-179161)).

10.19*	Amendment No. 1 to Mid-Con Energy Partners, LP Long-Term Incentive Program (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on November 20, 2015).

10.20*	Form of Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.5 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

10.21*	Form of Phantom Unit Award Agreement (for employees of our Affiliate)(incorporated by reference to Exhibit 10.14 to Mid-Con Energy LP’s current report on Form 10-K/A filed with the SEC on June 24, 2014).

10.22*	Form of Equity Settled Phantom Unit Agreement (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s quarterly report on Form 10-Q filed with the SEC on October 30, 2019).

10.23	Class A Convertible Preferred Unit Purchase Agreement, dated as of July 31, 2016, by and among Mid-Con Energy Partners, LP and the Purchasers named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K file with the SEC on August 3, 2016).

10.24	Class B Convertible Preferred Unit Purchase Agreement, dated January 23, 2018, by and among Mid-Con Energy Partners, LP and the Purchasers named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K file with the SEC on January 29, 2018).

10.25*	Employment Agreement, dated as of August 1, 2011, by and among Mid-Con Energy Partners, LP, Mid-Con Energy GP, LLC, and Charles R. Olmstead (incorporated by reference to Exhibit 10.6 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

10.26*	Employment Agreement, dated as of August 1, 2011, by and among Mid-Con Energy Partners, LP, Mid-Con Energy GP, LLC, and Jeffrey R. Olmstead (incorporated by reference to Exhibit 10.7 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on December 23, 2011).

Exhibit Number	Description

10.27	Purchase and Sale Agreement, dated as of February 15, 2019, among Mid-Con Energy Properties, LLC, as purchaser, and Scout Energy Group IV, LP, Scout Energy Partners IV-A, LP, Scout Energy Group I, LP, and Scout Energy Partners I-A, LP, as seller thereto (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s quarterly report on Form 8-K filed with the SEC on February 19, 2019).

10.28	Purchase and Sale Agreement, dated as of February 15, 2019, among Mid-Con Energy Properties, LLC, as seller, and Scout Energy Group IV, LP, as purchaser thereto (incorporated by reference to Exhibit 10.2 to Mid-Con Energy Partners, LP’s quarterly report on Form 8-K filed with the SEC on February 19, 2019).

10.29*	Mid-Con Energy Partners, LP Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to Mid-Con Energy Partners, LP’s current report on Form 8-K filed with the SEC on July 26, 2019).

10.30*	Form of Participation and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.3 to Mid-Con Energy Partners, LP’s quarterly report on Form 10-Q filed with the SEC on October 30, 2019).

21.1	Subsidiaries of Mid-Con Energy Partners, LP (incorporated by reference to Exhibit 21.1 to Mid-Con Energy LP’s current report on Form 10-K filed with the SEC on March 9, 2012).

23.1+	Consent of Cawley, Gillespie & Associates, Inc.

23.2+	Consent of Grant Thornton LLP

31.1+	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

31.2+	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

32.1+	Section 1350 Certification of Chief Executive Officer

32.2+	Section 1350 Certification of Principal Financial Officer

99.1+	Cawley, Gillespie & Associates, Inc. Reserve Report

101.INS++	XBRL Instance Document

101.SCH++	XBRL Taxonomy Extension Schema Document

101.CAL++	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF++	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB++	XBRL Taxonomy Extension Label Linkbase Document

101.PRE++	XBRL Taxonomy Extension Presentation Linkbase Document

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

+	Filed herewith
++	Furnished herewith
*	Represents management compensatory plans and agreements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mid-Con Energy Partners, LP (Registrant)

		By:	Mid-Con Energy GP, LLC, its general partner
Date:	March 12, 2020	By:	/s/ Philip R. Houchin
Philip R. Houchin Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2020.

Signature	Title	Date
/s/ Charles R. Olmstead	Executive Chairman of the Board and Chief Executive Officer	March 12, 2020
Charles R. Olmstead	(Principal Executive Officer)

/s/ Philip R. Houchin	Chief Financial Officer	March 12, 2020
Philip R. Houchin	(Principal Financial Officer)

/s/ Sherry L. Morgan	Chief Accounting Officer	March 12, 2020
Sherry L. Morgan

/s/ C. Fred Ball Jr.	Director	March 12, 2020
C. Fred Ball Jr.

/s/ John W. Brown	Director	March 12, 2020
John W. Brown

/s/ Wilkie S. Colyer Jr.	Director	March 12, 2020
Wilkie S. Colyer Jr.

/s/ Peter A. Leidel	Director	March 12, 2020
Peter A. Leidel

/s/ Cameron O. Smith	Director	March 12, 2020
Cameron O. Smith

Annex E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-35374

Mid-Con Energy Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	45-2842469
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2431 East 61st Street, Suite 800

Tulsa, Oklahoma 74136

(Address of principal executive offices and zip code)

(918) 748-3361

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	MCEP	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐     No  ☒

As of November 6, 2020, the registrant had 14,311,522 common units outstanding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (“Form 10-Q”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•

risks related to our pending Merger, as defined herein, with Contango Oil & Gas Co., including, but not limited to, disruption of management time from ongoing business operations due to the Merger, the risk of any litigation relating to the Merger and the risk that the parties may not be able to satisfy the conditions to the completion of the Merger in a timely manner or at all;

•	our ability to continue as a going concern;

•	volatility of commodity prices;

•	supply and demand of oil and natural gas;

•	revisions to oil and natural gas reserves estimates as a result of changes in commodity prices;

•	effectiveness of risk management activities;

•	business strategies;

•	future financial and operating results;

•	our ability to pay distributions;

•	our ability to replace the reserves we produce through acquisitions and the development of our properties;

•	future capital requirements and availability of financing;

•	technology and cybersecurity;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	cash flow and liquidity;

•	availability of production equipment;

•	availability of oil field labor;

•	capital expenditures;

•	availability and terms of capital;

•	marketing of oil and natural gas;

•	general economic conditions;

•	world-wide epidemics, including COVID-19, and the related effects of sheltering in place;

•	competition in the oil and natural gas industry;

•	environmental liabilities;

•	counterparty credit risk;

•	governmental regulation and taxation;

•	compliance with NASDAQ Global Select Market (“NASDAQ”) listing requirements;

•	developments in oil and natural gas producing countries, including increases and decreases in supply from Russia and OPEC; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this Form 10-Q, are forward-looking statements. These forward-looking statements may be found in Item 1. “Financial Statements,” Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other items within this Form 10-Q. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” “goal,” “forecast,” “guidance,” “might,” “scheduled” and the negative of such terms or other comparable terminology.

The forward-looking statements contained in this Form 10-Q are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this Form 10-Q are not guarantees of future performance and we cannot assure any reader that such statements will be realized or that the forward-looking events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in the “Risk Factors” section included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, (“Annual Report”) and Part II - Item 1A in this Form 10-Q. All forward-looking statements speak only as of the date made, and other than as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PART I

FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Mid-Con Energy Partners, LP and subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except number of units)

(Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$424	$255
Accounts receivable	4,114	6,853
Derivative financial instruments	7,225	—
Prepaid expenses	228	87
Assets held for sale	—	365

Total current assets	11,991	7,560
Property and equipment
Oil and natural gas properties, successful efforts method
Proved properties	265,083	261,375
Unproved properties	4,290	3,125
Other property and equipment	985	1,262
Accumulated depletion, depreciation, amortization and impairment	(98,609)	(72,303)

Total property and equipment, net	171,749	193,459
Derivative financial instruments	1,372	730
Other assets	1,758	1,020

Total assets	$186,870	$202,769

LIABILITIES, CONVERTIBLE PREFERRED UNITS AND EQUITY
Current liabilities
Accounts payable
Trade	$864	$320
Related parties	2,743	6,902
Derivative financial instruments	—	1,944
Accrued liabilities	2,575	795
Other current liabilities	454	430
Current debt	69,737	—

Total current liabilities	76,373	10,391
Long-term debt	—	68,000
Other long-term liabilities	113	457
Asset retirement obligations	32,179	30,265
Commitments and contingencies
Class A convertible preferred units - 0 and 11,627,906 issued and outstanding, respectively	—	22,964
Class B convertible preferred units - 0 and 9,803,921 issued and outstanding, respectively	—	14,829
Equity, per accompanying statements
General partner	—	(793)
Limited partners - 14,311,522 and 1,541,215 units issued and outstanding, respectively	78,205	56,656

Total equity	78,205	55,863

Total liabilities, convertible preferred units and equity	$186,870	$202,769

See accompanying notes to condensed consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Condensed Consolidated Statements of Operations

(in thousands, except per unit data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenues
Oil sales	$9,632	$15,468	$28,253	$46,854
Natural gas sales	271	283	635	930
Other operating revenues	226	271	547	983
(Loss) gain on derivatives, net	(1,379)	5,730	19,062	(3,072)

Total revenues	8,750	21,752	48,497	45,695
Operating costs and expenses
Lease operating expenses	5,124	8,293	18,640	22,710
Production and ad valorem taxes	533	1,333	1,781	4,084
Other operating expenses	282	536	1,158	1,426
Impairment of proved oil and natural gas properties	—	180	19,547	384
Depreciation, depletion and amortization	2,104	2,559	6,759	8,026
Accretion of discount on asset retirement obligations	445	423	1,283	1,168
General and administrative	2,176	1,404	7,956	6,414

Total operating costs and expenses	10,664	14,728	57,124	44,212
Gain on sales of oil and natural gas properties, net	—	—	—	9,692

(Loss) income from operations	(1,914)	7,024	(8,627)	11,175
Other (expense) income
Interest income	—	1	1	10
Interest expense	(1,630)	(1,175)	(3,998)	(4,019)
Other (expense) income	5	4	(42)	53
Gain on sale of other assets	—	123	—	123
Loss on settlements of asset retirement obligations	—	(16)	(15)	(72)

Total other expense	(1,625)	(1,063)	(4,054)	(3,905)

Net (loss) income	(3,539)	5,961	(12,681)	7,270
Less: Distributions to preferred unitholders	—	1,166	1,172	3,472
Less: General partner’s interest in net income	—	69	—	84

Limited partners’ interest in net (loss) income	$(3,539)	$4,726	$(13,853)	$3,714

Limited partners’ interest in net (loss) income per unit
Basic	$(0.25)	$3.08	$(1.97)	$2.42
Diluted	$(0.25)	$1.79	$(1.97)	$1.41
Weighted average limited partner units outstanding
Limited partner units (basic)	14,312	1,541	7,048	1,537
Limited partner units (diluted)	14,312	2,659	7,048	2,657

See accompanying notes to condensed consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(12,681)	$7,270
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation, depletion and amortization	6,759	8,026
Debt issuance costs amortization	588	533
Accretion of discount on asset retirement obligations	1,283	1,168
Impairment of proved oil and natural gas properties	19,547	384
Loss on settlements of asset retirement obligations	15	72
Cash paid for settlements of asset retirement obligations	(21)	(96)
Paid-in-kind interest on revolving credit facility	487	—
Mark to market on derivatives
(Gain) loss on derivatives, net	(19,062)	3,072
Cash settlements received (paid) for matured derivatives, net	9,251	(750)
Gain on sales of oil and natural gas properties	—	(9,692)
Gain on sale of other assets	—	(123)
Non-cash equity-based compensation	271	577
Changes in operating assets and liabilities
Accounts receivable	2,739	(1,246)
Prepaid expenses and other assets	(1,070)	(84)
Accounts payable - trade and accrued liabilities	123	(226)
Accounts payable - related parties	(2,379)	1,537

Net cash provided by operating activities	5,850	10,422
Cash flows from investing activities
Acquisitions of oil and natural gas properties	(111)	(3,296)
Additions to oil and natural gas properties	(5,905)	(9,363)
Additions to other property and equipment	(84)	—
Proceeds from sales of oil and natural gas properties	—	32,514
Proceeds from sale of other assets	365	123

Net cash (used in) provided by investing activities	(5,735)	19,978
Cash flows from financing activities
Proceeds from line of credit	6,000	8,000
Payments on line of credit	(4,750)	(36,000)
Debt issuance costs	(396)	—
Distributions to Class A convertible preferred units	(500)	(1,500)
Distributions to Class B convertible preferred units	(300)	(900)

Net cash provided by (used in) financing activities	54	(30,400)

Net increase in cash and cash equivalents	169	—
Beginning cash and cash equivalents	255	467

Ending cash and cash equivalents	$424	$467

See accompanying notes to condensed consolidated financial statements

Mid-Con Energy Partners, LP and subsidiaries

Condensed Consolidated Statements of Changes in Equity

(in thousands)

(Unaudited)

	General	Limited Partners		Total
	Partner	Units	Amount	Equity

Balance, December 31, 2019	$(793)	1,541	$56,656	$55,863
Equity-based compensation	—	17	78	78
Distributions to Class A convertible preferred units	—	—	(500)	(500)
Distributions to Class B convertible preferred units	—	—	(300)	(300)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(323)	(323)
Accretion of beneficial conversion feature of Class B convertible preferred units		—	(49)	(49)
Net income	31	—	2,752	2,783

Balance, March 31, 2020	(762)	1,558	58,314	57,552
Equity-based compensation	—	11	193	193
Distributions to Class A convertible preferred units	—	—	(333)	(333)
Distributions to Class B convertible preferred units	—	—	(200)	(200)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(219)	(219)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(32)	(32)
Conversion of Preferred Units Class A and Class B to common units	—	12,725	36,708	36,708
Conversion of General Partner to common units	762	18	(762)	—
Net loss	—	—	(11,925)	(11,925)

Balance, June 30, 2020	—	14,312	81,744	81,744
Net loss	—	—	(3,539)	(3,539)

Balance, September 30, 2020	$—	14,312	$78,205	$78,205

See accompanying notes to condensed consolidated financial statements.

Mid-Con Energy Partners, LP and subsidiaries

Condensed Consolidated Statements of Changes in Equity

(in thousands)

(Unaudited)

	General	Limited Partners		Total
	Partner	Units	Amount	Equity

Balance, December 31, 2018	$(786)	1,522	$61,195	$60,409
Equity-based compensation	—	19	334	334
Distributions to Class A convertible preferred units	—	—	(500)	(500)
Distributions to Class B convertible preferred units	—	—	(300)	(300)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(301)	(301)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(48)	(48)
Net loss	(45)	—	(3,743)	(3,788)

Balance, March 31, 2019	(831)	1,541	56,637	55,806
Equity-based compensation	—		122	122
Distributions to Class A convertible preferred units	—	—	(500)	(500)
Distributions to Class B convertible preferred units	—	—	(300)	(300)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(309)	(309)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(48)	(48)
Net income	60	—	5,037	5,097

Balance, June 30, 2019	(771)	1,541	60,639	59,868
Equity-based compensation	—	1	121	121
Distributions to Class A convertible preferred units	—	—	(500)	(500)
Distributions to Class B convertible preferred units	—	—	(300)	(300)
Accretion of beneficial conversion feature of Class A convertible preferred units	—	—	(317)	(317)
Accretion of beneficial conversion feature of Class B convertible preferred units	—	—	(49)	(49)
Net income	69	—	5,892	5,961

Balance, September 30, 2019	$(702)	1,542	$65,486	$64,784

See accompanying notes to condensed consolidated financial statements.

Mid-Con Energy Partners, LP and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Organization and Nature of Operations

Nature of Operations

Mid-Con Energy Partners, LP (“we,” “our,” “us,” the “Partnership” or the “Company”) is a publicly held Delaware limited partnership formed in July 2011 that engages in the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on enhanced oil recovery (“EOR”). Our limited partner units (“common units”) are listed under the symbol “MCEP” on the NASDAQ.

Basis of Presentation

Our unaudited condensed consolidated financial statements are prepared pursuant to the rules and regulations of the SEC. These financial statements have not been audited by our independent registered public accounting firm, except that the condensed consolidated balance sheet at December 31, 2019, is derived from the audited financial statements. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted in this Form 10-Q. We believe that the presentations and disclosures made are adequate to make the information not misleading.

The unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. These interim financial statements should be read in conjunction with our Annual Report. All intercompany transactions and account balances have been eliminated.

Liquidity and Going Concern

These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business. At March 31, 2020, the Partnership was not in compliance with the leverage ratio covenant of our credit agreement. On June 4, 2020, Amendment 15 to the credit agreement was executed, decreasing the borrowing base of the revolving credit facility from $95.0 million to $64.0 million, establishing a repayment schedule for the borrowing base deficiency and waiving the March 31, 2020, leverage ratio noncompliance. See Note 7 in this section for additional information on Amendment 15 to the credit agreement. At September 30, 2020, the Partnership was in compliance with the financial covenants required by the credit agreement. Our ability to continue as a going concern is dependent on the re-negotiation of our revolving credit agreement that matures May 1, 2021, or other measures such as the sale of assets or raising additional capital. There can be no assurance, however, that such discussions will result in a refinancing of the credit facility on acceptable terms, if at all, or provide any specific amount of additional liquidity. These factors raise substantial doubt over the Partnership’s ability to continue as a going concern for at least one year from the date that these financial statements are issued, and therefore, whether we will realize our assets and extinguish our liabilities in the normal course of business and at the amounts stated in the unaudited condensed consolidated financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, nor do they include adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Partnership be unable to continue as a going concern.

Non-cash Investing and Supplemental Cash Flow Information

The following presents the non-cash investing and supplemental cash flow information for the periods presented:

	Nine Months Ended September 30,
(in thousands)	2020	2019
Non-cash investing information
Conversion of preferred equity to common units	$(36,708)	$—
Change in oil and natural gas properties - assets received in exchange	$—	$38,533
Change in oil and natural gas properties - accrued capital expenditures	$(2,140)	$455
Change in oil and natural gas properties - accrued acquisitions	$360	$(1,462)
Supplemental cash flow information
Cash paid for interest	$2,848	$3,639

Reverse Unit Split

On April 9, 2020, the Partnership effected a 1-for-20 reverse common unit split. For presentation purposes, the unaudited condensed consolidated financial statements and footnotes have been adjusted to reflect this reverse unit split as if it had occurred at the beginning of the periods presented.

Note 2. Acquisitions, Divestitures and Assets Held for Sale

Assets and liabilities assumed in acquisitions accounted for as business combinations are recorded in our unaudited condensed consolidated balance sheets at their estimated fair values as of the acquisition date using assumptions that represent Level 3 fair value measurement inputs. See Note 5 in this section for additional discussion of our fair value measurements.

Results of operations attributable to the acquisition subsequent to the closing are included in our unaudited condensed consolidated statements of operations. The operations and cash flows of divested properties are eliminated from our ongoing operations.

Strategic Transaction

In March 2019, we simultaneously closed the previously announced definitive agreements to sell substantially all of our oil and natural gas properties located in Texas for $60.0 million and to purchase certain oil and natural gas properties located in Osage, Grady and Caddo Counties in Oklahoma for an aggregate purchase price of $27.5 million, both agreements subject to customary purchase price adjustments. We received net proceeds of $32.5 million at the close of this strategic transaction (“Strategic Transaction”) of which $32.0 million was used to reduce borrowings outstanding under our revolving credit facility. The acquired properties were accounted for as an asset acquisition. A gain on the sale of oil and natural gas properties of $9.5 million was reported in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2019.

The following table presents revenues and expenses of the oil and natural gas properties sold included in the accompanying unaudited condensed consolidated statements of operations for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2020	2019	2020	2019
Oil and natural gas sales	$—	$—	$—	$4,689
Expenses(1)	$—	$63	$—	$3,433

(1)	Expenses include lease operating expenses (“LOE”), production and ad valorem taxes, accretion and depletion.

Divestiture

On January 23, 2020, we closed the sale of land in Southern Oklahoma for a net cash settlement of $0.4 million. At December 31, 2019, the carrying value of $0.4 million was presented in “Assets held for sale” in our unaudited condensed consolidated balance sheets. No gain or loss on the transaction was recorded during the nine months ended September 30, 2020.

Note 3. Equity Awards

We have a long-term incentive program (the “Long-Term Incentive Program”) for employees, officers, consultants and directors of our general partner and its former affiliates, including Mid-Con Energy Operating, LLC (“Mid-Con Energy Operating”) and ME3 Oilfield Service, LLC (“ME3 Oilfield Service”), who performed services for us. The Long-Term Incentive Program allows for the award of unit options, unit appreciation rights, unrestricted units, restricted units, phantom units, distribution equivalent rights granted with phantom units and other types of awards. The Long-Term Incentive Program is administered by the voting members of our general partner and approved by the Board of Directors of our general partner (the “Board”). If an employee terminates employment prior to the restriction lapse date, the awarded units are forfeited and canceled and are no longer considered issued and outstanding.

The following table shows the number of existing awards and awards available under the Long-Term Incentive Program at September 30, 2020:

Number of Common Units
Approved and authorized awards	175,700
Unrestricted units granted	(69,160)
Restricted units granted, net of forfeitures	(19,971)
Equity-settled phantom units granted, net of forfeitures	(72,251)

Awards available for future grant	14,318

We recognized $0.3 million of total equity-based compensation expense for the nine months ended September 30, 2020, respectively. We recognized $0.2 million and $0.6 million of total equity-based compensation expense for the three and nine months ended September 30, 2019. These costs are reported as a component of general and administrative expenses (“G&A”) in our unaudited condensed consolidated statements of operations.

Unrestricted Unit Awards

During the nine months ended September 30, 2020, we granted 1,633 unrestricted units with an average grant date fair value of $5.20, as adjusted for the reverse unit split. During the nine months ended September 30, 2019, we granted 2,500 unrestricted units with an average grant date fair value of $20.80 per unit, as adjusted for the reverse unit split.

Equity-Settled Phantom Unit Awards

Equity-settled phantom units vest over a period of two or three years. During the nine months ended September 30, 2020, we did not grant any equity-settled phantom units. During the nine months ended September 30, 2019, we granted 25,500 equity-settled phantom units with a two-year vesting period and 3,300 equity-settled phantom units with a three-year vesting period, as adjusted for the reverse split.

A summary of our equity-settled phantom unit awards for the nine months ended September 30, 2020, is presented below:

	Number of Equity-Settled Phantom Units	Average Grant Date Fair Value per Unit
Outstanding at December 31, 2019	28,550	$25.00
Units vested	(26,267)	$15.73
Units forfeited	(2,283)	$23.24

Outstanding at September 30, 2020	—

Note 4. Derivative Financial Instruments

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. We account for our commodity derivative contracts at fair value. See Note 5 in this section for a description of our fair value measurements.

We do not designate derivatives as hedges for accounting purposes; therefore, the mark-to-market adjustment reflecting the change in the fair value of our commodity derivative contracts is recorded in current period earnings. When prices for oil are volatile, a significant portion of the effect of our hedging activities consists of non-cash gains or losses due to changes in the fair value of our commodity derivative contracts. In addition to mark-to-market adjustments, gains or losses arise from net amounts paid or received on monthly settlements, proceeds from or payments for termination of contracts prior to their expiration and premiums paid or received for new contracts. Any deferred premiums are recorded as a liability and recognized in earnings as the related contracts mature. Gains and losses on derivatives are included in cash flows from operating activities. Pursuant to the accounting standard that permits netting of assets and liabilities where the right of offset exists, we present the fair value of commodity derivative contracts on a net basis.

At September 30, 2020, our commodity derivative contracts were in a net asset position with a fair value of $8.6 million, whereas at December 31, 2019, our commodity derivative contracts were in a net liability position with a fair value of $1.2 million. All of our commodity derivative contracts are with major financial institutions that are also lenders under our revolving credit facility. Should one of these financial counterparties not perform, we may not realize the benefit of some of our commodity derivative contracts under lower commodity prices and we could incur a loss. As of September 30, 2020, all of our counterparties have performed pursuant to the terms of their commodity derivative contracts.

The following tables summarize the gross fair value by the appropriate balance sheet classification, even when the derivative financial instruments are subject to netting arrangements and qualify for net presentation, in our unaudited condensed consolidated balance sheets at September 30, 2020, and December 31, 2019:

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Unaudited Condensed Consolidated Balance Sheets	Net Amounts Presented in the Unaudited Condensed Consolidated Balance Sheets
September 30, 2020
Assets
Derivative financial instruments - current asset	$7,341	$(116)	$7,225
Derivative financial instruments - long-term asset	1,459	(87)	$1,372

Total	8,800	(203)	8,597

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Unaudited Condensed Consolidated Balance Sheets	Net Amounts Presented in the Unaudited Condensed Consolidated Balance Sheets

Liabilities
Derivative financial instruments - current liability	(116)	116	—
Derivative financial instruments - long-term liability	(87)	87	—

Total	(203)	203	—

Net asset	$8,597	$—	$8,597

(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Unaudited Condensed Consolidated Balance Sheets	Net Amounts Presented in the Unaudited Condensed Consolidated Balance Sheets
December 31, 2019
Assets
Derivative financial instruments - long-term asset	$1,635	$(905)	$730

Total	1,635	(905)	730

Liabilities
Derivative financial instruments - current liability	(1,944)	—	(1,944)
Derivative financial instruments - long-term liability	(905)	905	—

Total	(2,849)	905	(1,944)

Net liability	$(1,214)	$—	$(1,214)

The following table presents the impact of derivative financial instruments and their location within the unaudited condensed consolidated statements of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2020	2019	2020	2019
Net settlements on matured derivatives	$2,267	$(164)	$9,251	$(750)
Net change in fair value of derivatives	(3,646)	5,894	9,811	(2,322)

Total (loss) gain on derivatives, net	$(1,379)	$5,730	$19,062	$(3,072)

At September 30, 2020, and December 31, 2019, our commodity derivative contracts had maturities at various dates through December 2021 and were comprised of commodity price swap and collar contracts. At September 30, 2020, we had the following oil derivatives net positions:

Period Covered	Weighted Average Fixed Price	Weighted Average Floor Price	Weighted Average Ceiling Price	Total Bbls Hedged/day	Index
Swaps - 2020	$57.44	$—	$—	1,786	NYMEX-WTI
Swaps - 2021	$55.78	$—	$—	672	NYMEX-WTI
Collars - 2021	$—	$52.00	$58.80	672	NYMEX-WTI

At December 31, 2019, we had the following oil derivatives net positions:

Period Covered	Weighted Average Fixed Price	Weighted Average Floor Price	Weighted Average Ceiling Price	Total Bbls Hedged/day	Index
Swaps - 2020	$55.81	$—	$—	1,931	NYMEX-WTI
Swaps - 2021	$55.78	$—	$—	672	NYMEX-WTI
Collars - 2021	$—	$52.00	$58.80	672	NYMEX-WTI

Note 5. Fair Value Disclosures

Fair Value of Financial Instruments

The carrying amounts reported in our unaudited condensed consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair values. The carrying amount of debt under our revolving credit facility approximates fair value because the revolving credit facility’s variable interest rate resets frequently and approximates current market rates available to us. We account for our commodity derivative contracts at fair value as discussed in “Assets and Liabilities Measured at Fair Value on a Recurring Basis” below.

Fair Value Measurements

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Assets and liabilities recorded in the balance sheet are categorized based on the inputs to the valuation technique as follows:

Level 1 - Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access. We consider active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 instruments primarily include swap, call, put and collar contracts.

Level 3 - Financial assets and liabilities for which values are based on prices or valuation approaches that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. We had no transfers in or out of Levels 1, 2 or 3 for the nine months ended September 30, 2020, and for the year ended December 31, 2019.

Our estimates of fair value have been determined at discrete points in time based on relevant market data. These estimates involve uncertainty and cannot be determined with precision. There were no material changes in valuation approach or related inputs for the nine months ended September 30, 2020, and for the year ended December 31, 2019.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

We account for commodity derivative contracts and their corresponding deferred premiums at fair value on a recurring basis utilizing certain pricing models. Inputs to the pricing models include publicly available prices from a compilation of data gathered from third parties and brokers. We validate the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Any deferred premiums associated with our commodity derivative contracts are categorized as Level 3, as we utilize a net present value calculation to determine the valuation. See Note 4 in this section for a summary of our derivative financial instruments.

The following sets forth, by level within the hierarchy, the fair value of our assets and liabilities measured at fair value on a recurring basis as of September 30, 2020, and December 31, 2019:

(in thousands)	Level 1	Level 2	Level 3	Fair Value
September 30, 2020
Derivative financial instruments - asset	$—	$8,800	$—	$8,800
Derivative financial instruments - liability	$—	$203	$—	$203
December 31, 2019
Derivative financial instruments - asset	$—	$1,635	$—	$1,635
Derivative financial instruments - liability	$—	$2,849	$—	$2,849

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Asset Retirement Obligations

We estimate the fair value of our asset retirement obligations (“ARO”) based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for ARO, amounts and timing of settlements, the credit-adjusted risk-free rate to be used and inflation rates. See Note 6 in this section for a summary of changes in ARO.

Acquisitions

The estimated fair values of proved oil and natural gas properties acquired in business combinations are based on a discounted cash flow model and market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk-adjusted discount rates at the acquisition date. Based on the unobservable nature of certain of the inputs, the estimated fair value of the oil and natural gas properties acquired is deemed to use Level 3 inputs. See Note 2 in this section for further discussion of our acquisitions.

Reserves

We calculate the estimated fair values of reserves and properties using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of reserves, future operating and developmental costs, future commodity prices, a market-based weighted average cost of capital rate and the rate at which future cash flows are discounted to estimate present value. We discount future values by a per annum rate of 10% because we believe this amount approximates our long-term cost of capital and accordingly, is well aligned with our internal business decisions. The underlying commodity prices embedded in our estimated cash flows begin with Level 1 NYMEX-WTI forward curve pricing, less Level 3 assumptions that include location, pricing adjustments and quality differentials.

Impairment

The need to test oil and natural gas assets for impairment may result from significant declines in sales prices or downward revisions in estimated quantities of oil and natural gas reserves. If the carrying value of the long-lived assets exceeds the estimated undiscounted future net cash flows, an impairment expense is recognized for the difference between the estimated fair value and the carrying value of the assets. Due to the unprecedented decline in oil prices, we recorded impairment expense of $19.5 million for the nine months ended September 30, 2020. We recorded impairment expense of $0.2 million and $0.4 million for the three and nine months ended September 30, 2019.

Note 6. Asset Retirement Obligations

We have obligations under our lease agreements and federal regulations to remove equipment and restore land at the end of oil and natural gas operations. These ARO are primarily associated with plugging and abandoning wells. We typically incur this liability upon acquiring or successfully drilling a well and determine our ARO by calculating the present value of estimated cash flow related to the estimated future liability. Determining the removal and future restoration obligation requires management to make estimates and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. We are required to record the fair value of a liability for the ARO in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. We review our assumptions and estimates of future ARO on an annual basis, or more frequently, if an event or circumstances occur that would impact our assumptions. To the extent future revisions to these assumptions impact the present value of the abandonment liability, management will make corresponding adjustments to both the ARO and the related oil and natural gas property asset balance. The liability is accreted each period toward its future value and is recorded in our unaudited condensed consolidated statements of operations. The discounted capitalized cost is amortized to expense through the depreciation calculation over the life of the assets based on proved developed reserves. Upon settlement of the liability, a gain or loss is recognized to the extent the actual costs differ from the recorded liability.

As of September 30, 2020, and December 31, 2019, our ARO were reported as asset retirement obligations in our unaudited condensed consolidated balance sheets. Changes in our ARO for the periods indicated are presented in the following table:

(in thousands)	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Asset retirement obligations - beginning of period	$30,265	$26,001
Liabilities incurred for new wells and interest	637	8,840
Liabilities settled upon plugging and abandoning wells	(6)	(24)
Liabilities removed upon sale of wells	—	(5,795)
Revision of estimates	—	(353)
Accretion expense	1,283	1,596

Asset retirement obligations - end of period	$32,179	$30,265

Note 7. Debt

We had outstanding borrowings under our revolving credit facility of $69.7 million and $68.0 million at September 30, 2020, and December 31, 2019, respectively. Our current revolving credit facility matures in May 2021. Borrowings under the facility are secured by liens on not less than 90% of the value of our proved reserves. At March 31, 2020, we were not in compliance with our leverage ratio covenant, which was waived in Amendment 15 to the credit agreement, executed June 4, 2020. At September 30, 2020, we were in compliance with the financial covenants required by our credit agreement.

The borrowing base of our revolving credit facility is collectively determined by our lenders based on the value of our proved oil and natural gas reserves using assumptions regarding future prices, costs and other variables. The borrowing base is subject to scheduled redeterminations in the spring and fall of each year with an additional redetermination, either at our request or at the request of the lenders, during the period between each scheduled borrowing base redetermination. An additional borrowing base redetermination may be made at the request of the lenders in connection with a material disposition of our properties or a material liquidation of a hedge contract. Our spring 2020 redetermination was finalized in June 2020. The next semi-annual redetermination is expected to occur on or before December 31, 2020.

At September 30, 2020, borrowings under the revolving credit facility bore interest at a floating rate based on, at our election, the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50% and the one month adjusted London Interbank Offered Rate (“LIBOR”) plus 1.0%, all of which are subject to a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or the applicable LIBOR plus a margin that varies from 2.75% to 3.75% per annum according to the borrowing base usage. For the three months ended September 30, 2020, the average effective rate was 6.77%. Any unused portion of the borrowing base is subject to a commitment fee of 0.50% per annum. Letters of credit are subject to a letter of credit fee that varies from 2.75% to 3.75% according to usage.

We may use borrowings under the revolving credit facility for acquiring and developing oil and natural gas properties, for working capital purposes, for general partnership purposes and for funding distributions to our unitholders. The revolving credit facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, and restrictions on certain transactions and payments, including distributions, and requires us to maintain hedges covering projected production. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the credit agreement, together with accrued interest, could be declared immediately due and payable.

On March 28, 2019, in conjunction with closing the Strategic Transaction and serving as our spring redetermination, Amendment 13 to the credit agreement was executed, decreasing our borrowing base to $110.0 million. The amendment also required that the leverage ratio be calculated on a building, period-annualized basis, beginning with the second quarter of 2019. See Note 2 in this section for further discussion of the Strategic Transaction.

On December 6, 2019, Amendment 14 to the credit agreement was executed, decreasing the borrowing base of the Partnership’s revolving credit facility to $95.0 million. The amendment also extended the maturity date of the revolving credit facility to May 1, 2021, and provided for a benchmark rate replacement to address the transition of LIBOR in 2021. Under the terms of the amendment, the Partnership is required to have a Consolidated Funded Indebtedness to Consolidated EBITDAX of less than 3.0 to 1.0 to make any borrowings above the borrowing cap of $85.0 million, and must maintain a maximum Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX that does not exceed:

•	4.0 to 1.0 for the quarter ending December 31, 2019,

•	3.75 to 1.0 for the quarter ending March 31, 2020, and

•	3.5 to 1.0 for the quarter ending June 30, 2020, and thereafter.

Amendment 15 to the credit agreement, effective June 1, 2020, among other changes decreased the borrowing base from $95.0 million to $64.0 million and established a monthly repayment schedule beginning June 1, 2020, through November 1, 2020, for the $11.0 million borrowing base deficiency (such amount due on November 1, 2020, the “Original Deficiency Balance Amount”); permitted the Recapitalization Transactions; introduced anti-cash hoarding provisions and restrictive covenants on capital and general and administrative spending; provided for all loans to bear payment-in-kind interest, capitalized on a quarterly basis; excluded certain assumed liabilities from the Current Ratio calculation for the quarters ending June 30, 2020, September 30, 2020, and December 31, 2020; and required the Partnership’s Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX not to exceed:

•	5.75 to 1.0 for the quarter ending June 30, 2020,

•	5.00 to 1.0 for the quarter ending September 30, 2020;

•	4.50 to 1.0 for the quarter ending December 31, 2020; and

•	4.25 to 1.0 for the quarter ending March 31, 2021, and thereafter.

Note 8. Commitments and Contingencies

Services Agreement

The Partnership entered into a management services agreement with Contango Resources, Inc. (“Contango Resources”) on June 4, 2020, as part of the Recapitalization Transactions. Under the agreement, effective July 1, 2020, Contango Resources provides management and administrative services and serves as the operator of the Partnership’s assets for a flat fee arrangement of $4.0 million annually, plus a maximum $2.0 million termination fee. These expenses were included in G&A in our unaudited condensed consolidated statements of operations.

Employment Agreements

As part of the Recapitalization Transactions, the general partner terminated the employment agreements of Charles R. Olmstead and Jeffrey R. Olmstead. Pursuant to the employment agreements, each employee served in his respective position with our general partner and had duties, responsibilities and authority as the Board specified from time to time, in roles consistent with such positions that were assigned to them. The agreements stipulated that if there was a change of control, termination of employment, with cause or without cause, or death of the executive certain payments would be made to the executive officer. No payments were made under the employment agreements.

Change in Control Severance Plan

On July 24, 2019, the Board adopted a Change in Control Severance Plan that provides severance benefits to certain key management employees of the former general partner and its affiliates. The Change in Control Severance Plan provides for the payment of cash compensation and certain other benefits to eligible employees in the event of a change in control and a qualifying termination of employment. The obligations under the Change in Control Severance Plan are generally based on the terminated employee’s cash compensation and position within the Partnership. Depending on the facts and circumstances associated with a potential change in control, the total payments made pursuant to the Change in Control Severance Plan could be material. At September 30, 2020, no liability has been recorded associated with the Change in Control Severance Plan. For a more detailed description of the Change in Control Severance Plan, please refer to our Current Report on Form 8-K filed with the SEC on July 26, 2019.

Legal

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us under the various environmental protection statutes to which we are subject.

Note 9. Equity

Common Units

At September 30, 2020, and December 31, 2019, the Partnership’s equity consisted of 14,311,522 and 1,541,215 common units, respectively, representing a 100% and 98.8% limited partnership interest in us, respectively.

Our Partnership Agreement requires us to distribute all of our available cash on a quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from working capital borrowings. As of September 30, 2020, cash distributions to our common units continued to be indefinitely suspended. Our credit agreement stipulates written consent from our lenders is required in order to reinstate common unit distributions. Management and the Board will continue to evaluate, on a quarterly basis, the appropriate level of cash reserves in determining future distributions. The suspension of common unit cash distributions is designed to preserve liquidity and reallocate excess cash flow towards capital expenditure projects and debt reduction to maximize long-term value for our unitholders. There is no assurance as to future cash distributions since they are dependent upon our projections for future earnings, cash flows, capital requirements, financial conditions and other factors.

Preferred Units

The Partnership had previously issued Class A and Class B Preferred Units (collectively, the “Preferred Units”). Per accounting guidance, we were required to allocate a portion of the proceeds from Preferred Units to a beneficial conversion feature based on the intrinsic value of the beneficial conversion feature. The intrinsic value was calculated at the commitment date based on the difference between the fair value of the common units at the issuance date (number of common units issuable at conversion multiplied by the per-share value of our common units at the issuance date) and the proceeds attributed to the class of Preferred Units. The beneficial conversion feature was accreted using the effective yield method over the period from the closing date to the effective date of the holder’s conversion right.

The holders of our Preferred Units were entitled to certain rights that were senior to the rights of holders of common units, such as rights to distributions and rights upon liquidation of the Partnership. We paid holders of Preferred Units a cumulative, quarterly cash distribution on Preferred Units then outstanding at an annual rate of 8.0%, or in the event that the Partnership’s existing secured indebtedness prevented the payment of a cash distribution to all holders of the Preferred Units, in kind (additional Class A or Class B Preferred Units), at an annual rate of 10.0%. Such distributions were paid for each such quarter within 45 days after such quarter end, or as otherwise permitted to accumulate pursuant to the Partnership Agreement.

Each holder of Preferred Units had the right, prior to August 11, 2021, subject to certain conditions, to convert all or a portion of their Preferred Units into common units on a one-for-one basis, subject to adjustment for splits, subdivisions, combinations and reclassifications of the common units. Upon conversion of the Preferred Units, the Partnership would pay any distributions (to the extent accrued and unpaid as of the then most recent Preferred Units distribution date) on the converted units in cash, or in the event that the Partnership’s existing secured indebtedness prevents the payment of a cash distribution to all holders of the Preferred Units, in kind (additional Class A or Class B Preferred Units), at an annual rate of 10.0%.

As part of the Recapitalization Transactions on June 4, 2020, the holders of all of the Partnership’s Preferred Units converted their Preferred Units to common units at an average conversion price of $3.12 per Preferred Unit. The total of $0.8 million in accrued distributions for the first quarter 2020 were paid in kind and, along with the second quarter 2020 pro-rata distribution, included in the calculation of the conversion price to common units.

Class A Preferred Units

On August 11, 2016, we completed a private placement of 11,627,906 Class A Preferred Units for an aggregate offering price of $25.0 million. The Class A Preferred Units were issued at a price of $2.15 per Class A Preferred Unit. Proceeds from this issuance were used to fund an acquisition and for general partnership purposes, including the reduction of borrowings under our revolving credit facility. We received net proceeds of $24.6 million in connection with the issuance of these Class A Preferred Units. We allocated these net proceeds, on a relative fair value basis, to the Class A Preferred Units ($18.6 million) and the beneficial conversion feature ($6.0 million). Accretion of the beneficial conversion feature was $0.5 million for the nine months ended

September 30, 2020, and $0.3 million and $0.9 million for the three and nine months ended September 30, 2019. The registration statement registering resales of common units issued upon conversion of the Class A Preferred Units was declared effective by the SEC on June 14, 2017.

As the holders of all the Partnership’s Preferred Units received payment-in-kind for all accrued distributions as part of the previously announced Recapitalization Transactions, the Partnership did not accrue any distributions as of September 30, 2020. The following table summarizes cash distributions paid on our Class A Preferred Units during the nine months ended September 30, 2020:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2020	October 1, 2019 - December 31, 2019	$0.0430	$500

The following table summarizes cash distributions paid on our Class A Preferred Units during the nine months ended September 30, 2019:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2019	October 1, 2018 - December 31, 2018	$0.0430	$500
May 14, 2019	January 1, 2019 - March 31, 2019	$0.0430	$500
August 14, 2019	April 1, 2019 - June 30, 2019	$0.0430	$500

Class B Preferred Units

On January 31, 2018, we completed a private placement of 9,803,921 Class B Preferred Units for an aggregate offering price of $15.0 million. The Class B Preferred Units were issued at a price of $1.53 per Class B Preferred Unit. Proceeds from this issuance were used to fund the acquisition of certain oil and natural gas properties located in Campbell and Converse Counties, Wyoming, and for general partnership purposes, including the reduction of borrowings under our revolving credit facility. We received net proceeds of $14.9 million in connection with the issuance of these Class B Preferred Units. We allocated these net proceeds, on a relative fair value basis, to the Class B Preferred Units ($14.2 million) and the beneficial conversion feature ($0.7 million). Accretion of the beneficial conversion feature was $0.1 million for the nine months ended September 30, 2020, and $0.1 million for the three and nine months ended September 30, 2019. The registration statement registering resales of common units issued upon conversion of the Class B Preferred Units was declared effective by the SEC on May 25, 2018.

As the holders of all the Partnership’s Preferred Units received payment-in-kind for all accrued distributions as part of the previously announced Recapitalization Transactions, the Partnership did not accrue any distributions as of September 30, 2020. The following table summarizes cash distributions paid on our Class B Preferred Units during the nine months ended September 30, 2020:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2020	October 1, 2019 - December 31, 2019	$0.0306	$300

The following table summarizes cash distributions paid on our Class B Preferred Units during the nine months ended September 30, 2019:

Date Paid	Period Covered	Distribution per Unit	Total Distributions (in thousands)
February 14, 2019	October 1, 2018 - December 31, 2018	$0.0306	$300
May 14, 2019	January 1, 2019 - March 31, 2019	$0.0306	$300
August 14, 2019	April 1, 2019 - June 30, 2019	$0.0306	$300

Allocation of Net Income or Loss

Net income or loss was allocated to our general partner in proportion to its pro-rata ownership during the period. The remaining net income or loss was allocated to the limited partner unitholders net of Preferred Unit distributions, including accretion of the Preferred Unit beneficial conversion feature. In the event of net income, diluted net income per partner unit reflected the potential dilution of non-vested restricted stock awards and the conversion of Preferred Units. On June 4, 2020, as part of the Recapitalization Transactions, the general partner units were converted to common units; therefore, net income or loss will no longer be allocated to our general partner.

Note 10. Related Party Transactions

Agreements with Affiliates

The following agreements were negotiated among affiliated parties and, consequently, are not the result of arm’s length negotiations. The following is a description of those agreements that were entered into with the affiliates of our former board member and Chief Executive Officer, Mr. Charles R. Olmstead.

Services Agreement

Prior to the Recapitalization Transactions on June 4, 2020, we were party to a services agreement with our former affiliate, Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating provided certain services to us, including managerial, administrative and operational services. The operational services included marketing, geological and engineering services. We reimbursed Mid-Con Energy Operating, on a monthly basis, for the allocable expenses it incurred in its performance under the services agreement. These expenses included, among other things, salary, bonus, incentive compensation and other amounts paid to persons who performed services for us or on our behalf and other expenses allocated by Mid-Con Energy Operating to us. These expenses were included in G&A in our unaudited condensed consolidated statements of operations.

The Partnership entered into a management services agreement with Contango Resources on June 4, 2020, as part of the Recapitalization Transactions. Under the agreement, effective July 1, 2020, Contango Resources provides management and administrative services and serves as operator of the Partnership’s assets for a flat fee arrangement of $4.0 million annually, plus a maximum $2.0 million termination fee. These expenses were included in G&A in our unaudited condensed consolidated statements of operations.

Operating Agreements

Prior to the Recapitalization Transactions on June 4, 2020, we, along with various third parties with an ownership interest in the same property, were parties to standard oil and natural gas joint operating agreements with our former affiliate, Mid-Con Energy Operating. We and those third-parties paid Mid-Con Energy Operating overhead associated with operating our properties and for its direct and indirect expenses that were chargeable to the wells under their respective operating agreements. The majority of these expenses were included in LOE in our unaudited condensed consolidated statements of operations. Mid-Con Energy Operating resigned as operator under these joint operating agreements and Contango Resources became operator on July 1, 2020. Pursuant to the Management Services Agreement with Contango Resources, Contango Resources does not charge overhead associated with operating our properties.

Oilfield Services

Prior to the Recapitalization Transactions on June 4, 2020, we were party to operating agreements, pursuant to which our former affiliate, Mid-Con Energy Operating, billed us for oilfield services performed by our affiliates, ME3 Oilfield Service and ME2 Well Services, LLC. These amounts were either included in LOE in our unaudited condensed consolidated statements of operations or were capitalized as part of oil and natural gas properties in our unaudited condensed consolidated balance sheets. Mid-Con Energy Operating resigned as operator under these service agreements, and Contango Resources became operator on July 1, 2020.

Other Agreements

Prior to the Recapitalization Transactions on June 4, 2020, we were party to monitoring fee agreements with Bonanza Fund Management, Inc. (“Bonanza”), a Class A Preferred Unitholder, and Goff Focused Strategies, LLC (“GFS”), a Class B Preferred Unitholder, pursuant to which we paid Bonanza and GFS a quarterly monitoring fee in connection with monitoring the purchasers’ investments in the Preferred Units. These expenses were included in G&A in our unaudited condensed consolidated statements of operations.

The following table summarizes the related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2020	2019	2020	2019
Services agreement	$1,000	$719	$3,600	$2,196
Operating agreements	3,629	2,809	8,652	8,353
Oilfield services	—	1,580	2,657	4,092
Other agreements	—	80	116	240

	$4,629	$5,188	$15,025	$14,881

At September 30, 2020, we had a net payable to Contango Resources of $2.5 million, comprised of joint interest billings payable of $4.6 million, offset by an oil and natural gas revenue receivable of $2.1 million. At December 31, 2019, we had a net payable to our former affiliate, Mid-Con Energy Operating, of $6.9 million, comprised of a joint interest billing payable of $7.8 million and a payable for operating services and other miscellaneous items of $0.8 million, offset by an oil and natural gas revenue receivable of $1.7 million. These amounts were included in accounts payable-related parties in our unaudited condensed consolidated balance sheets.

Note 11. Revenue Recognition

Revenue from Contracts with Customers

Under our oil and natural gas sales contracts, enforceable rights and obligations arise at the time production occurs on dedicated leases as the Partnership promises to deliver goods in the form of oil or natural gas production on contractually-specified leases to the purchasers. Sales of oil and natural gas are recognized at the point that control of the product is transferred to the customer; title and risk of loss to the product generally transfers at the delivery point specified in the contract. We do not extract natural gas liquids (“NGLs”) from our natural gas production prior to the sale and transfer of title of the natural gas stream to our purchasers. While some of our purchasers extracted NGLs from the natural gas stream sold by us to them, we had no ownership in such NGLs. The Partnership commits and dedicates for sale all of the oil or natural gas production from contractually agreed-upon leases to the purchaser. Our oil contract pricing provisions are tied to a market index, with certain marketing adjustments, including location and quality differentials as well as certain embedded marketing fees. The majority of our natural gas contract pricing provisions are tied to a market index less customary deductions, such as gathering, processing and transportation. Payment is typically received 30 to 60 days after the date production is delivered. We had no significant natural gas imbalances at September 30, 2020 and 2019.

Transaction Price Allocated to Remaining Performance Obligations

Our oil and natural gas sales are generally short-term in nature, with a contract term of one year or less. For those contracts, we have utilized the practical expedient in ASC 606-10-50-14, exempting the Partnership from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For our oil and natural gas sales contracts, the variable consideration related to variable production is not estimated because the uncertainty related to the consideration is resolved as the barrel of oil (“Bbl”) and Mcf of natural gas are transferred to the customer each day. Therefore, we have utilized the practical expedient in ASC 606-10-50-14(a), which states the Partnership is not required to disclose the transaction price allocated to remaining performance obligations for specific situations in which the Partnership does not need to estimate variable consideration to recognize revenue.

Contract Balances

Our oil and natural gas sales contracts do not give rise to contract assets or liabilities under ASC 606.

Note 12. Leases

We adopted ASC 842, as amended, on January 1, 2019, using the modified retrospective approach. The modified retrospective approach provided a method for recording existing leases at adoption and allowed for a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The adoption of this standard did not result in an adjustment to retained earnings. We elected the transition package of practical expedients permitted under the transition guidance, which among other things, allowed us to carry forward the historical lease classification. We also elected the optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, Leases (“ASC 840”). Our leases do not provide an implicit discount rate; therefore, we used our incremental borrowing rate as of January 1, 2019. As a result of adopting the new standard, we recorded lease assets and lease liabilities of $1.2 million and $1.3 million, respectively, at January 1, 2019.

We lease office space in Tulsa, Oklahoma, Abilene, Texas, and Gillette, Wyoming. Per the short-term accounting policy election, leases with an initial term of 12 months or less were not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the term of the lease. Most of our leases include an option to renew. The exercise of the lease renewal options is at our discretion.

A summary of our leases is presented below:

(in thousands)	Classification	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Assets
Operating	Other property and equipment	$474	$835

Total lease assets		$474	$835

Liabilities
Current operating	Other current liabilities	$454	$430
Non-current operating	Other long-term liabilities	113	457

Total lease liabilities		$567	$887

		Three Months Ended September 30,		Nine Months Ended September 30,
	Classification	2020	2019	2020	2019
Operating lease expense(1)(2) (in thousands)	G&A expense	$106	$64	$324	$195
Weighted average remaining lease term (months)
Operating leases		15	26	15	26
Weighted average discount rate
Operating leases		5.7%	5.7%	5.7%	5.7%

(1)	Includes short-term leases.
(2)	There is not a material difference between cash paid and amortized expense.

Future minimum lease payments under the non-cancellable operating leases are presented in the following table:

(in thousands)	Operating Leases
Remaining 2020	$117
2021	471

Total lease maturities	588
Less: imputed interest	21

Present value of lease liabilities	$567

Note 13. New Accounting Standards

In June 2016, the FASB issued ASC 326, Financial Instruments- Credit Losses (“ASC 326”),which replaces the current “incurred loss” methodology for recognizing credit losses with an “expected loss” methodology. This new methodology requires that a financial asset measured at amortized cost be presented at the net amount expected to be collected. This standard is intended to provide more timely decision-useful information about the expected credit losses on financial instruments. For smaller reporting companies, this guidance is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. We plan to adopt this standard on January 1, 2023, and are currently evaluating the impact of the adoption on our consolidated financial statements.

Note 14. Subsequent Events

Proposed Merger with Contango Oil and Gas and Redetermination Postponement

On October 25, 2020, the Partnership, the general partner, Contango Oil & Gas Company, a Texas corporation (“Contango”) and the Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Mid-Con will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a limited liability company and a wholly-owned, direct subsidiary of Contango.

At the effective time of the Merger (the “Effective Time”), each common unit issued and outstanding immediately prior to the Effective Time (other than common units held in the Partnership’s treasury or held by the general partner immediately prior to the Effective Time, which shall be canceled and extinguished without any conversion thereof, and no consideration shall be delivered in exchange therefor) will be converted automatically into the right to receive 1.7500 shares of common stock, par value $0.04 per share, of Contango (“Contango common stock”).

The closing of the Merger is expected to occur in the fourth quarter of 2020 or the first quarter of 2021, subject to the satisfaction of certain regulatory approvals and other customary closing conditions. The Merger Agreement provides that, during the periods from the date of the Merger Agreement until the closing of the Merger, the Partnership is subject to certain restrictions.

The Merger Agreement provides certain termination rights for each of the Partnership and Contango, including, among others, if the consummation of the Merger does not occur within 180 days of the date of the Merger Agreement. Should certain unlikely events occur under the specified circumstances outlined in the Merger Agreement, the Partnership will be required to pay Contango a termination fee of $1.5 million.

Contemporaneously with the execution of the Merger Agreement, we entered into a purchase and sale agreement requiring Contango to purchase certain assets for cash consideration of $9.0 million in the event that the Merger fails to close by January 23, 2021, subject to a 30 day extension if the failure of the Merger to close is due to the failure to obtain Contango shareholder approval or our unitholder approval.

In connection with entering into the Merger Agreement, the Partnership entered into a postponement letter with the lenders under its revolving credit facility (the “Postponement Letter”). The Postponement Letter provides, among other things, the Partnership may postpone the payment of the Original Deficiency Balance Amount and the Partnership’s compliance with the Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX until December 31, 2020.

Additional information on the proposed Merger is included in the Form 8-K filed with the SEC on October 26, 2020.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes thereto, as well as our Annual Report.

Overview

Mid-Con Energy Partners, LP is a publicly held limited partnership formed in July 2011 that engages in the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on EOR. Our properties are located in Oklahoma and Wyoming. Our properties primarily consist of mature, legacy onshore oil reservoirs with long-lived, relatively predictable production profiles and low production decline rates.

Executive Summary

Proposed Merger with Contango Oil and Gas and Redetermination Postponement

On October 25, 2020, the Partnership, the general partner, Contango Oil & Gas Company, a Texas corporation (“Contango”) and the Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Mid-Con will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a limited liability company and a wholly-owned, direct subsidiary of Contango.

At the effective time of the Merger (the “Effective Time”), each common unit issued and outstanding immediately prior to the Effective Time (other than common units held in the Partnership’s treasury or held by the general partner immediately prior to the Effective Time, which shall be canceled and extinguished without any conversion thereof, and no consideration shall be delivered in exchange therefor) will be converted automatically into the right to receive 1.7500 shares of common stock, par value $0.04 per share, of Contango common stock.

The closing of the Merger is expected to occur in the fourth quarter of 2020 or the first quarter of 2021, subject to the satisfaction of certain regulatory approvals and other customary closing conditions. The Merger Agreement provides that, during the periods from the date of the Merger Agreement until the closing of the Merger, the Partnership is subject to certain restrictions.

The Merger Agreement provides certain termination rights for each of the Partnership and Contango, including, among others, if the consummation of the Merger does not occur within 180 days of the date of the Merger Agreement. Should certain unlikely events occur under the specified circumstances outlined in the Merger Agreement, the Partnership will be required to pay Contango a termination fee of $1.5 million.

Contemporaneously with the execution of the Merger Agreement, we entered into a purchase and sale agreement requiring Contango to purchase certain assets for cash consideration of $9.0 million in the event that the Merger fails to close by January 23, 2021, subject to a 30 day extension if the failure of the Merger to close is due to the failure to obtain Contango shareholder approval or our unitholder approval.

In connection with entering into the Merger Agreement, the Partnership entered into a postponement letter with the lenders under its revolving credit facility (the “Postponement Letter”). The Postponement Letter provides, among other things, the Partnership may postpone the payment of the Original Deficiency Balance Amount and the Partnership’s compliance with the Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX until December 31, 2020.

Additional information on the proposed Merger is included in the Form 8-K filed with the SEC on October 26, 2020.

Recapitalization Transactions

The Partnership closed the Recapitalization Transactions on June 4, 2020, resulting in significant changes to the Partnership’s capital structure and governance, strengthening the Partnership’s balance sheet, creating alignment across all unitholders, reducing costs, streamlining operations and creating immediate and sustainable value for all unitholders. As part of the Recapitalization Transactions, all of the Partnership’s Class A and B Preferred Units were converted into common units at an average conversion price of $3.12 per Preferred Unit. In addition, ownership of the Partnership’s general partner was transferred to the Partnership, resulting in strengthened corporate governance, and a new Board of Directors which was elected by the written consent of the holders of a majority of the outstanding common units.

In conjunction with the Recapitalization Transactions, the Partnership also announced that Contango Resources became the new operator of the Partnership’s properties, replacing Mid-Con Energy Operating, on July 1, 2020. The move is expected to generate pro forma annual cash savings of approximately $6.5 million compared to 2019.

Financial and Operational Performance

Our financial and operational performance for the three months ended September 30, 2020, included the following:

•	Net loss of $3.5 million, compared to net income of $6.0 million for the three months ended September 30, 2019;

•	Average daily net production was 3,000 Boe/d, compared to 3,543 Boe/d for the three months ended September 30, 2019, a 15% decrease over the comparative period;

•

Oil and natural gas sales were $9.9 million, compared to $15.8 million for the three months ended September 30, 2019, which was primarily the result of a 27% decrease in average oil sales price per barrel (excluding the effects of derivatives); and

•	Loss on derivatives, net was $1.4 million, compared to a gain of $5.7 million for the three months ended September 30, 2019.

Our financial and operational performance for the nine months ended September 30, 2020 included the following:

•	Net loss of $12.7 million, compared to net income of $7.3 million for the nine months ended September 30, 2019;

•	Average daily net production was 3,106 Boe/d, compared to 3,516 Boe/d for the nine months ended September 30, 2019, a 12% decrease over the comparative period;

•

Oil and natural gas sales were $28.9 million, compared to $47.8 million for the nine months ended September 30, 2019, which was primarily the result of a 32% decrease in average oil sales price per barrel (excluding the effects of derivatives);

•	Gain on derivatives, net was $19.1 million, compared to a loss of $3.1 million for the nine months ended September 30, 2019; and

•	Cash flows from operating activities were $5.9 million, compared to $10.4 million for the nine months ended September 30, 2019.

Recent Developments

COVID-19 and Crude Oil Price Declines

The energy landscape changed dramatically in 2020 with simultaneous demand and supply shocks that drove the industry into a severe downturn. The demand shock was triggered by COVID-19, which was declared a global pandemic and caused unprecedented social and economic consequences. Mitigation efforts to stop the spread of this contagious disease included stay-at-home orders and business closures that caused sharp contractions in economic activity worldwide. The supply shock was triggered by disagreements between OPEC and Russia, beginning in early March 2020, which resulted in significant supply coming onto the market and an oil price war. These dual demand and supply shocks caused oil prices to collapse as we exited the first quarter.

As we entered the second quarter, predictions of COVID-19 driven global oil demand losses intensified, with forecasts of unprecedented demand declines. Based on these forecasts, OPEC plus nations held an emergency meeting, and in April they announced a coordinated production cut that was unprecedented in both its magnitude and duration. The OPEC agreement spans from May 2020 until April 2022, with the volume of production cuts easing over time. Additionally, non-OPEC plus countries, including the U.S., Canada, Brazil and other G-20 countries, announced organic reductions to production through the release of drilling rigs, frac crews, normal field decline and curtailments. Despite these planned production decreases, the supply cuts were not timely enough to overcome significant demand decline. Futures prices for April West Texas Intermediate crude (“WTI”) closed under $20 a barrel for the first time since 2001, followed by May WTI settling below zero on the day before futures contracts expiry, as holders of May futures contracts struggled to exit positions and avoid taking physical delivery. As storage constraints approached, spot prices in April for certain North American landlocked grades of crude oil were in the single digits or even negative for particularly remote or low-grade crudes, while waterborne priced crudes such as Brent crude sold at a relative advantage. The extreme volatility experienced in the first half of the year stabilized in the third quarter of 2020, with crude oil prices stabilizing around $40 per barrel.

From the beginning of the commodity price downturn in early 2020, we have closely monitored the market and taken proactive steps in response. Beginning in March 2020, the Partnership identified and shut-in approximately 400 wells through the end of April 2020 that were not economically viable at the existing pricing.

The Partnership has continued to monitor economic well viability and as of the end of September 2020, the Partnership has returned approximately 58 wells to production compared to the active well count at the end of April 2020. The Partnership continues to be diligent in returning wells to production based on economic viability as commodity prices and expenses change. In addition to shut-in activities, the Partnership has continued to identify and execute strategies for reducing expenditures and lowering its leverage. As discussed above, in June 2020, the Partnership negotiated and executed the Recapitalization Transactions which is expected to generate pro forma annual cash savings of approximately $6.5 million compared to 2019.

Our workforce and operations have also adjusted to mitigate the impacts of the COVID-19 global pandemic. A large portion of our office staff have been successfully working remotely, with offices designing and executing a flexible, phased reentry, following national, state and local guidelines. Workforce health and safety remains the overriding driver for our actions and we have demonstrated our ability to adapt to local conditions as warranted. These mitigation measures have thus far been effective at protecting employees’ health and reducing business operation disruptions.

Departure and Appointment of New Officers

On July 6, 2020, the Partnership announced the resignation of Mr. Chad B. Roller, President and Chief Operating Officer, and Mr. Charles L. McLawhorn, III, Vice President, General Counsel and Corporate Secretary to pursue opportunities with Contango Oil & Gas Company. Messrs. Roller and McLawhorn will continue to provide services to the Partnership pursuant to that Management Services Agreement.

On August 6, 2020, the Partnership announced the resignation of Mr. Philip R. Houchin as Chief Financial Officer. Effective July 31, 2020, Ms. Sherry L. Morgan was appointed as Chief Executive Officer, Mr. Greg Westfall was appointed as Chief Operating Officer and Ms. Jodie L. DiGiacomo was appointed as Chief Accounting Officer.

Business Environment

The markets for oil and natural gas have been volatile and may continue to be volatile in the future, which means that the price of oil and natural gas may fluctuate widely. Sustained periods of low prices for oil and natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital. Our average sales price per Bbl, excluding commodity derivative contracts, was $36.13 and $53.43 for the nine months ended September 30, 2020 and 2019, respectively.

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. We conduct our risk management activities exclusively with participant lenders in our revolving credit facility. We have entered oil commodity derivative contracts covering a portion of our anticipated oil production through December 2021.

Our business faces the challenge of natural production declines. As initial reservoir pressures are depleted, production from a given well or formation decreases. Although our waterflood operations tend to restore reservoir pressure and production, once a waterflood is fully effected, production, once again, begins to decline. Our future growth will depend on our ability to continue to add reserves in excess of our production. Our focus on adding reserves is primarily through improving the economics of producing oil from our existing fields and, secondarily, through acquisitions of additional proved reserves. Our ability to add reserves through development projects and acquisitions is dependent upon many factors, including our ability to raise capital, obtain regulatory approvals, procure contract drilling rigs and personnel and successfully identify and close acquisitions.

We focus our efforts on increasing oil and natural gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future cash flows from operations are impacted by our ability to manage our overall cost structure.

How We Evaluate Our Operations

Our primary business objective is to manage our oil and natural gas properties for the purpose of generating stable cash flows, which will provide stability and, over time, growth of distributions to our unitholders. The amount of cash that we may distribute to our unitholders in the future depends principally on the cash we generate from our operations, which will fluctuate from quarter-to-quarter based on, among other factors:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production;

•	our ability to hedge commodity prices; and

•	the level of our operating and administrative costs.

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas properties, including:

•	oil and natural gas production volumes;

•	realized prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts; and

•	LOE.

Results of Operations

The tables presented in this section summarize certain results of operations and period-to-period comparisons for the three and nine months ended September 30, 2020. Because of normal production declines, changes in drilling activities, fluctuations in commodity prices and the effects of acquisitions and divestitures, the historical data presented below should not be interpreted as being indicative of future results.

Net production volumes, average sales prices and unit costs per Boe

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
	2020	2019	Change	Change	2020	2019	Change	Change
Production volumes, net
Oil (MBbls)	252	294	(42)	(14%)	782	877	(95)	(11%)
Natural gas (MMcf)	146	193	(47)	(24%)	416	498	(82)	(16%)
Total (MBoe)	276	326	(50)	(15%)	851	960	(109)	(11%)
Average daily net production (Boe/d)	3,000	3,543	(543)	(15%)	3,106	3,516	(410)	(12%)

Average sales prices
Oil (per Bbl)
Sales price	$38.22	$52.61	$(14.39)	(27%)	$36.13	$53.43	$(17.30)	(32%)
Effect of net settlements on matured derivative instruments	$3.27	$(0.56)	$3.83	684%	$9.98	$(0.86)	$10.84	1260%
Realized oil price after derivatives	$41.49	$52.05	$(10.56)	(20%)	$46.11	$52.57	$(6.46)	(12%)
Natural gas (per Mcf)	$1.86	$1.47	$0.39	27%	$1.53	$1.87	$(0.34)	(18%)

Average unit costs per Boe
Lease operating expenses	$18.57	$25.44	$(6.87)	(27%)	$21.90	$23.66	$(1.76)	(7%)
Production and ad valorem taxes	$1.93	$4.09	$(2.16)	(53%)	$2.09	$4.25	$(2.16)	(51%)
Depreciation, depletion and amortization	$7.62	$7.85	$(0.23)	(3%)	$7.94	$8.36	$(0.42)	(5%)
General and administrative expenses	$7.88	$4.31	$3.57	83%	$9.35	$6.68	$2.67	40%

Oil and natural gas sales

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Oil sales	$9,632	$15,468	$(5,836)	(38%)	$28,253	$46,854	$(18,601)	(40%)
Natural gas sales	271	283	(12)	(4%)	635	930	(295)	(32%)

Total oil and natural gas sales	$9,903	$15,751	$(5,848)	(37%)	$28,888	$47,784	$(18,896)	(40%)

Oil and natural gas sales price and volume variances

	Three Months Ended September 30, 2020 and 2019			Nine Months Ended September 30, 2020 and 2019
(in thousands, except prices)	Change in prices	Production Volumes	Total Net Dollar Effect of Change	Change in prices	Production Volumes	Total Net Dollar Effect of Change
Effects of changes in sales price
Oil (Bbls)	$(14.39)	252	$(3,626)	$(17.30)	782	$(13,528)
Natural gas (Mcf)	$0.39	146	57	$(0.34)	416	(140)

Total oil and natural gas sales due to change in price			$(3,569)			$(13,668)

	Change in Production Volumes	Prior Period Average Prices	Total Net Dollar Effect of Change	Change in Production Volumes	Prior Period Average Prices	Total Net Dollar Effect of Change
Effects of changes in production volumes
Oil (Bbls)	(42)	$52.61	$(2,209)	(95)	$53.43	$(5,075)
Natural gas (Mcf)	(47)	$1.47	(70)	(82)	$1.87	(153)

Total oil and natural gas sales due to change in production volumes			(2,279)			(5,228)

Total change in oil and natural gas sales			$(5,848)			$(18,896)

The change in oil and natural gas sales was primarily due to:

•	decreased oil sales prices; and

•	decreased production due to shut-in wells.

(Loss) gain on derivatives, net

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Cash settlements on matured derivatives, net	$2,267	$(164)	$2,431	1482%	$9,251	$(750)	$10,001	1333%
Non-cash change in fair value of derivatives	(3,646)	5,894	(9,540)	(162%)	9,811	(2,322)	12,133	523%

Total (loss) gain on derivatives, net	$(1,379)	$5,730	$(7,109)	(124%)	$19,062	$(3,072)	$22,134	721%

See Note 4 and Note 5 to the unaudited condensed consolidated financial statements for additional information regarding our commodity derivative contracts.

Lease operating expenses

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Lease operating expenses	$5,124	$8,213	$(3,089)	(38%)	$18,481	$22,109	$(3,628)	(16%)
Workover expenses	—	80	(80)	(100%)	159	601	(442)	(74%)

Total lease operating expenses	$5,124	$8,293	$(3,169)	(38%)	$18,640	$22,710	$(4,070)	(18%)

The change in LOE in total and per Boe for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, was primarily due to:

•	decreased activity due to the unprecedented decline in oil and natural gas prices, and resulting shut-in wells;

•	decreased administrative overhead; and

•	decreased workover expenses.

The change in LOE in total and per Boe for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, was primarily due to:

•	decreased activity due to the unprecedented decline in oil and natural gas prices, and resulting shut-in wells;

•	decreased administrative overhead;

•	divestitures of our Texas properties; and

•	decreased workover expenses; offset by

•	incremental costs associated with properties acquired in Oklahoma and Wyoming.

Production and ad valorem taxes

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Production taxes	$382	$1,095	$(713)	(65%)	$1,672	$3,204	$(1,532)	(48%)
Ad valorem taxes	151	238	(87)	(37%)	109	880	(771)	(88%)

Total production and ad valorem taxes	$533	$1,333	$(800)	(60%)	$1,781	$4,084	$(2,303)	(56%)

The change in production and ad valorem taxes in total and per Boe was primarily due to:

•	decreased oil and natural gas revenue; and

•	ad valorem tax refund for over-withheld taxes in Wyoming.

Depreciation, depletion, amortization and impairment expenses (“DD&A”)

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Depreciation, depletion and amortization	$2,104	$2,559	$(455)	(18%)	$6,759	$8,026	$(1,267)	(16%)
Impairment	—	180	(180)	(100%)	19,547	384	19,163	4990%

Total DD&A and impairment expense	$2,104	$2,739	$(635)	(23%)	$26,306	$8,410	$17,896	213%

The change in DD&A in total and per Boe was primarily due to the net impact of the Texas divestitures and the properties acquired in Oklahoma and Wyoming.

Impairment of proved oil and natural gas properties for the nine months ended September 30, 2020, was primarily due to an unprecedented decline in oil prices. Impairment of proved oil and natural gas properties for the three and nine months ended September 30, 2019, was primarily due to wellbore issues on a certain Texas project.

General and administrative expenses

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
General and administrative expenses	$2,176	$1,283	$893	70%	$7,685	$5,837	$1,848	32%
Non-cash compensation	—	121	(121)	(100%)	271	577	(306)	(53%)

Total general and administrative expenses	$2,176	$1,404	$772	55%	$7,956	$6,414	$1,542	24%

The change in G&A in total and per Boe for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, was primarily due to:

•	increased professional and other fees related to recapitalization and merger activities; partially offset by

•	decreased non-cash compensation expense.

The change in G&A in total and per Boe for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, was primarily due to:

•	increased professional and other fees related to recapitalization and merger activities; partially offset by

•	decreased non-cash compensation expense.

Gain on sales of oil and natural gas properties, net

During the months ended September 30, 2019, there was a gain on sales of oil and natural gas properties, net of $9.7 million, which was primarily due to the divestiture of substantially all of our Texas properties as part of the Strategic Transaction.

Interest expense

	Three Months Ended September 30,			%	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change	2020	2019	Change	Change
Interest expense	$1,630	$1,175	$455	39%	$3,998	$4,019	$(21)	(1%)
Average effective interest rate	6.77%	5.51%	1.26%	23%	6.07%	5.68%	0.39%	7%

The change in interest expense for the three months ended September 30, 2020, was primarily related to paid-in-kind interest on the revolving credit facility.

Liquidity and Capital Resources

Our ability to finance our operations, fund our capital expenditures and acquisitions, meet or refinance our debt obligations and meet our collateral requirements will depend on our future cash flows, our ability to borrow and our ability to raise equity or debt capital. Our ability to generate cash is subject to a number of factors, some of which are beyond our control, including weather, oil and natural gas prices (including regional price differentials), operating costs and maintenance capital expenditures, as well as general economic, financial, competitive, legislative, regulatory and other factors. Historically, our primary use of cash has been for debt reduction, capital spending (including acquisitions) and distributions.

Our liquidity position at November 6, 2020, consisted of approximately $0.9 million of available cash. We currently have no availability under our revolving credit facility. At March 31, 2020, the Partnership was not in compliance with the leverage ratio covenant of our credit agreement. Amendment 15 to the credit agreement was effective as of June 1, 2020. Amendment 15 to the credit agreement, among other changes, decreased the borrowing base from $95.0 million to $64.0 million and established a monthly repayment schedule beginning June 1, 2020, through November 1, 2020, for the $11.0 million borrowing base deficiency; permitted the Recapitalization Transactions; introduced anti-cash hoarding provisions and restrictive covenants on capital and general and administrative spending; provided for all loans to bear payment-in-kind interest, capitalized on a quarterly basis; excluded certain assumed liabilities from the Current Ratio calculation for the quarters ending June 30, 2020, September 30, 2020, and December 31, 2020; and required the Partnership’s Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX not to exceed:

•	5.75 to 1.00 for the quarter ending June 30, 2020,

•	5.00 to 1.00 for the quarter ending September 30, 2020,

•	4.50 to 1.00 for the quarter ending December 31, 2020, and

•	4.25 to 1.00 for the quarter ending March 31, 2021, and thereafter.

In connection with entering into the Merger Agreement, the Partnership entered into a postponement letter with the lenders under the revolving credit facility (the “Postponement Letter”). The Postponement Letter provided, among other things, that the Partnership may postpone the payment of the Original Deficiency Balance Amount and the Partnership’s compliance with the Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX until December 31, 2020.

At September 30, 2020, we were in compliance with the financial covenants required by the credit agreement. Our ability to continue as a going concern is dependent on the re-negotiation of our revolving credit facility that matures May 1, 2021, or other measures such as the sale of assets or raising additional capital. These factors raise substantial doubt over the Partnership’s ability to continue as a going concern, and therefore, whether we will realize our assets and extinguish our liabilities in the normal course of business and at the amounts stated in the financial statements.

Based on our cash balance and forecasted cash flows from operating activities we expect to be able to meet our debt service requirements and fund our other commitments and obligations in the near term. Although we currently expect our sources of cash to be sufficient to meet our near-term liquidity needs, there can be no assurance that our liquidity requirements will continue to be satisfied. Our lenders have the discretion to further decrease the borrowing base of our revolving credit facility. Any further reduction in the borrowing base under the revolving credit facility would negatively impact our ability to meet our debt service requirements and fund our other commitments and obligations. Due to the volatility of commodity prices, we may not be able to obtain funding in the equity or debt capital markets on terms we find acceptable. The cost of obtaining debt capital from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, and reduced and, in some cases, ceased to provide any new funding.

Revolving Credit Facility

At March 31, 2020, we were not in compliance with our leverage calculation ratio. Amendment 15 to the credit agreement was effective as of June 1, 2020. Amendment 15 to the credit agreement, among other changes decreased the borrowing base from $95.0 million to $64.0 million and established a monthly repayment schedule beginning June 1, 2020, through November 1, 2020, for the $11.0 million borrowing base deficiency; permitted the Recapitalization Transactions; introduced anti-cash hoarding provisions and restrictive covenants on capital and general and administrative spending; provided for all loans to bear payment-in-kind interest, capitalized on a quarterly basis; excluded certain assumed liabilities from the Current Ratio calculation for the quarters ending June 30, 2020, September 30, 2020, and December 31, 2020; and required the Partnership’s Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX not to exceed:

•	5.75 to 1.0 for the quarter ending June 30, 2020,

•	5.00 to 1.0 for the quarter ending September 30, 2020,

•	4.50 to 1.0 for the quarter ending December 31, 2020,

•	4.25 to 1.0 for the quarter ending March 31, 2021, and thereafter.

In connection with entering into the Merger Agreement, the Partnership entered into a postponement letter with the lenders under the revolving credit facility (the “Postponement Letter”). The Postponement Letter provided, among other things, that the Partnership may postpone the payment of the Original Deficiency Balance Amount and the Partnership’s compliance with the Leverage Ratio of Consolidated Funded Indebtedness to Consolidated EBITDAX until December 31, 2020.

At September 30, 2020, the Partnership was in compliance with the financial covenants required by the credit agreement. At November 6, 2020, the outstanding balances of our revolving credit facility and standby letter of credit were $68.5 million and $1.0 million, respectively. See Note 7 to the unaudited condensed consolidated financial statements for additional information on Amendment 15 to the credit agreement.

Capital Requirements

Our business requires continual investment to upgrade or enhance existing operations in order to increase and maintain our production and the size of our asset base. The primary purpose of growth capital is to acquire and develop producing assets that allow us to increase our production and asset base. To date, we have funded acquisition transactions through a combination of cash, available borrowing capacity under our revolving credit facility and through the issuance of equity, including the Preferred Units.

In connection with the proposed Merger, the Merger Agreement provides certain termination rights under which we may exercise and effectively terminate the Merger Agreement. Should certain unlikely events occur under the specified circumstances outlined in the Merger Agreement, we will be required to pay Contango a termination fee of $1.5 million. Contemporaneously with the execution of the Merger Agreement, we entered into a purchase and sale agreement requiring Contango to purchase certain assets for cash consideration of $9.0 million in the event that the Merger fails to close by January 23, 2021, subject to a 30 day extension if the failure of the Merger to close is due to the failure to obtain Contango shareholder approval or our unitholder approval.

Due to the current oil and natural gas environment, Amendment 15 to our credit agreement restricted our capital spending for the remainder of 2020.

Commodity Derivative Contracts

Our risk management program is intended to reduce our exposure to commodity price volatility and to assist with stabilizing cash flows. Accordingly, we utilize commodity derivative contracts (swaps, calls, puts and collars) to manage a portion of our exposure to commodity prices. The commodity derivative contracts that we have entered into generally have the effect of providing us with a fixed price or a floor for a portion of our expected future oil production over a fixed period of time. We enter into commodity derivative contracts or modify our portfolio of existing commodity derivative contracts when we believe market conditions or other circumstances suggest that it is prudent or as required by our lenders. At September 30, 2020, we had commodity derivative contracts covering 66% and 50%, respectively, of our estimated 2020 and 2021 average daily production (estimate calculated based on September 2020 net daily oil production volumes). See Note 4 to the unaudited condensed consolidated financial statements for additional information regarding our commodity derivative contracts.

Sources and Uses of Cash

The following table summarizes the net change in cash and cash equivalents for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,			%
(in thousands)	2020	2019	Change	Change
Operating activities
Net used in operating activities	$5,850	$10,422	$(4,572)	(44%)
Investing activities
Acquisitions of oil and natural gas properties	(111)	(3,296)	3,185	97%
Additions to oil and natural gas properties	(5,905)	(9,363)	3,458	37%
Additions to other property and equipment	(84)	—	(84)	(100%)
Proceeds from sales of oil and natural gas properties	—	32,514	(32,514)	(100%)
Proceeds from sale of other assets	365	123	242	197%

Net cash (used in) provided by investing activities	(5,735)	19,978	(25,713)	(129%)

Financing activities
Proceeds from line of credit	6,000	8,000	(2,000)	(25%)
Payments on line of credit	(4,750)	(36,000)	31,250	87%
Distributions to preferred unitholders	(800)	(2,400)	1,600	67%
Debt issuance costs	(396)	—	(396)	(100%)

Net cash provided by (used in) financing activities	54	(30,400)	30,454	100%

Change in cash and cash equivalents	$169	$—	$169	100%

Operating activities. The change in operating cash flows for the periods compared was primarily attributable to:

•	decreased oil and natural gas sales of $18.9 million; offset by

•	increased net settlements received on derivatives of $10.0 million; and

•	decreased LOE of $4.1 million.

See Results of Operations in Item 2 for further discussion of the items listed above.

Investing and financing activities. The change in investing and financing cash flows for the periods compared was primarily attributable to net proceeds from the Strategic Transaction in March 2019 and the resulting payment on the revolving credit facility. See Note 2 to the unaudited condensed consolidated financial statements for further discussion of the Strategic Transaction.

Off–Balance Sheet Arrangements

As of September 30, 2020, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our unaudited consolidated financial statements.

There have been no material changes in our critical accounting policies and procedures during the nine months ended September 30, 2020. See our critical accounting policies in “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2019 10-K.

Recently Issued Accounting Pronouncements

See Note 13 to the unaudited condensed consolidated financial statements for additional information regarding recently issued accounting pronouncements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information otherwise required by this Item.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our chief executive officer (principal executive officer) and chief accounting officer (principal financial officer), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2020. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-Q.

Changes in Internal Controls Over Financial Reporting

There were no changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of our ongoing preparations for making management’s report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, from time to time we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. We make these and other changes to enhance the effectiveness of our internal controls over financial reporting, which do not have a material effect on our overall internal control over financial reporting.

PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us under the various environmental protection statutes to which we are subject.

ITEM 1A. RISK FACTORS

Our significant business risks are described in Part I, Item 1A in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, to which reference is made herein. Other than as set forth below, there have been no material changes to the risk factors disclosed in such Annual Report.

Our business has been, and will continue to be, affected by the coronavirus (COVID-19) pandemic.

The COVID-19 outbreak and the measures put in place to address it have negatively impacted the global economy, disrupted global supply chains, reduced global demand for oil and gas, and created significant volatility and disruption of financial and commodity markets. Public health officials have recommended or mandated certain precautions to mitigate the spread of COVID-19, including limiting non-essential gatherings of people, ceasing all non-essential travel and issuing “social or physical distancing” guidelines, “shelter-in-place” orders and mandatory closures or reductions in capacity for non-essential businesses. The full impact of the COVID-19 pandemic remains uncertain and will depend on the severity, location and duration of the effects and spread of the disease, the effectiveness and duration of actions taken by authorities to contain the virus or treat its effect, and how quickly and to what extent economic conditions improve. According to the National Bureau of Economic Research, as a result of the pandemic and its broad reach across the entire economy, the U.S. entered a recession in early 2020.

We have already been impacted by the COVID-19 pandemic. See Management’s Discussion and Analysis of Financial Condition and Results of Operations, for additional information on how we have been impacted and the steps we have taken in response. Our business is likely to be further negatively impacted by the COVID-19 pandemic. These impacts could include but are not limited to:

•	Continued reduced demand for our products as a result of reductions in travel and commerce;

•

Disruptions in our supply chain due in part to scrutiny or embargoing of shipments from infected areas or invocation of force majeure clauses in commercial contracts due to restrictions imposed as a result of the global response to the pandemic;

•

Failure of third-parties on which we rely, including our suppliers, contractors, joint venture partners and external business partners, to meet their obligations to the Partnership, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties or restrictions imposed in response to the disease outbreak;

•	Reduced workforce productivity caused by, but not limited to, illness, travel restrictions, quarantine, or government mandates;

•

Business interruptions resulting from a significant amount of our employees telecommuting in compliance with social distancing guidelines and shelter-in-place orders, as well as the implementation of protections for employees continuing to commute for work, such as personnel screenings and self-quarantines before or after travel; and

•	Voluntary or involuntary well shut-ins to support oil prices or alleviate storage shortages for our products.

Any of these factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could materially increase our costs, negatively impact our revenues and damage our financial condition, results of operations, cash flows and liquidity position. The pandemic continues to progress and evolve, and the full extent and duration of any such impacts cannot be predicted at this time because of the sweeping impact of the COVID-19 pandemic on daily life around the world.

We have been negatively affected and are likely to continue to be negatively affected by the recent swift and sharp drop in commodity prices.

The oil and gas business is fundamentally a commodity business and prices for crude oil, bitumen, natural gas, and NGLs can fluctuate widely depending upon global events or conditions that affect supply and demand. Recently, there has been a precipitous decrease in demand for oil globally, largely caused by the dramatic decrease in travel and commerce resulting from the COVID-19 pandemic. See Management’s Discussion and Analysis of Financial Condition and Results of Operations, for additional information on commodity prices and how we have been impacted. There is no assurance of when or if commodity prices will return to pre-COVID-19 levels. The speed and extent of any recovery remains uncertain and is subject to various risks, including the duration, impact and actions taken to stem the proliferation of the COVID-19 pandemic, the extent to which those nations party to the OPEC plus production agreement decide to increase production of crude oil, natural gas, and NGLs, and other risks described in this Quarterly Report on Form 10-Q or in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Even after a recovery, our industry will continue to be exposed to the effects of changing commodity prices given the volatility in commodity price drivers and the worldwide political and economic environment generally, as well as continued uncertainty caused by armed hostilities in various oil-producing regions around the globe. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our crude oil, natural gas and NGLs. Many of the factors influencing these prices are beyond our control.

Lower crude oil, natural gas and NGL prices may have a material adverse effect on our revenues, operating income, cash flows and liquidity. As a result of the recent market downturn, we have entered into an amendment to our revolving credit facility which temporarily prohibits us from declaring a dividend on our common units. Lower prices may also limit the amount of reserves we can produce economically, thus adversely affecting our proved reserves, reserve replacement ratio and accelerating the reduction in our existing reserve levels as we continue production from upstream fields. Prolonged lower crude oil prices may affect certain decisions related to our operations, including decisions to reduce capital investments or decisions to shut-in production.

Significant reductions in crude oil, natural gas and NGLs prices could also require us to reduce our capital expenditures, impair the carrying value of our assets or discontinue the classification of certain assets as proved reserves. In the first six-month period of 2020, we recognized several impairments, which are described in Note 5 to the unaudited condensed consolidated financial statements. If the outlook for commodity prices remain low relative to their historic levels, and as we continue to optimize our investments and exercise capital flexibility, it is reasonably likely we will incur future impairments to long-lived assets. Although it is not reasonably practicable to quantify the impact of any future impairments or estimated change to our unit-of-production at this time, our results of operations could be adversely affected as a result.

Risks Related to the Business of the Partnership as a Result of the Recapitalization Transactions

As described in the notes to our unaudited condensed consolidated financial statements, there is substantial doubt about our ability to continue as a going concern and we are dependent on restructuring of our existing capital to fund our obligations and to continue in operation.

As a result of the sustained commodity price decline and our substantial debt burden, the Partnership believes that forecasted cash and available credit capacity may not be sufficient to meet commitments as they come due over the next twelve months. The Partnership will not be able to comply with the covenants unless we are able to successfully increase liquidity or deleverage. The unaudited condensed consolidated financial statements do not reflect any adjustments that might result if we are unable to continue as a going concern. The Partnership’s borrowings under the revolving credit facility come due in less than one year.

Our ability to continue as a going concern is dependent on the re-negotiation of our revolving credit facility, or other measures such as the sale of assets or raising additional capital. These factors raise substantial doubt over the Partnership’s ability to continue as a going concern, and therefore, whether we will realize our assets and extinguish our liabilities in the normal course of business and at the amounts stated in the unaudited condensed consolidated balance sheet. If the Partnership were unable to refinance its indebtedness, the Partnership would need to engage financial and legal advisors to assist with analyzing various strategic alternatives to address our liquidity and capital structure, among other things. There can be no assurance the Partnership will be able to restructure our capital structure on terms acceptable to the Partnership and our creditors, or at all.

We recently competed the Recapitalization Transactions which resulted in the composition of our Board and management changing.

Upon consummation of the Recapitalization Transactions, the composition of the Board and management of our general partner was changed. The Board now consists of four directors, all of whom are new to the Partnership. Our new directors and management have different backgrounds, experiences and perspectives from those individuals who previously served on the board and as management and, thus, may have different views on the issues that will determine the future of the Partnership. As a result, the future strategy and plans of the Partnership may differ materially from those of the past.

Since the majority of our common units are owned by one significant unitholder, our other unitholders may not be able to influence control of our Partnership or decision making by our management.

One significant unitholder beneficially owns approximately 56% of our outstanding common units. The interests of this unitholder may not be, at all times, the same as that of our other unitholders. This significant unitholder will have the ability to significantly influence the outcome of most corporate actions requiring shareholder approval, including our merger with or into another company, the sale of all or substantially all of our assets and amendments to our articles of incorporation. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of our company, which may be disadvantageous to minority unitholders.

Our Partnership Agreement continues to replace our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our Partnership Agreement was amended and restated in connection with the Recapitalization Transactions and continues to contain provisions that eliminate the fiduciary standards to which our general partner and its officers and directors would otherwise be held by state fiduciary law and replaces those duties with several different contractual standards. For example, our Partnership Agreement permits our general partner to make a number of decisions in its sole discretion, free of any duties to us and holders of our common units other than the implied contractual covenant of good faith and fair dealing. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or our unitholders. In addition, our Partnership Agreement grants broad rights of indemnification to our general partner and its officers and directors. By owning a common unit, a holder is treated as having consented to the provisions in our Partnership Agreement.

Our Partnership Agreement continues to restrict the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our Partnership Agreement was amended and restated in connection with the Recapitalization Transactions and continues to contain provisions that restrict the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our Partnership Agreement:

•

provides that whenever our general partner is permitted or required to make a decision, in its capacity as our general partner, our general partner is permitted or required to make such a decision in good faith and will not be subject to any other or different standard imposed by our Partnership Agreement, Delaware law, or any other law, rule or regulation;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our unitholders resulting from any act or omission of our general partner or its officers and directors, as the case may be, unless our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with the knowledge that the conduct was criminal; and

•

provides that, in the absence of bad faith, our general partner will not be in breach of its obligations under our Partnership Agreement or its fiduciary duties to us or our unitholders if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our Partnership Agreement.

Beginning on July 1, 2020, we rely primarily on a subsidiary of Contango to manage and operate our business. The individuals who Contango uses to manage us may also provide substantially similar services to the affiliates of Contango, and thus may not be solely focused on our business.

Beginning on July 1, 2020, we rely primarily on Contango to manage us and operate our assets. Upon the consummation of the Recapitalization Transactions, we entered into a services agreement with Contango Resources effective on July 1, 2020, pursuant to which Contango Resources provides management, administrative and operational services to us after the termination of a transition service agreement with Mid-Con Energy Operating.

Contango Resources continues to provide substantially similar services and personnel to the affiliates of Contango Resources and, as a result, may not have sufficient human, technical and other resources to provide those services at a level that it would be able to provide to us if it did not provide similar services to these other entities. Additionally, Contango may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the affiliates of Contango or other affiliates of our general partner. There is no requirement that Contango Resources favor us over these other entities in providing its services. If the employees of Contango Resources do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We may fail to realize all of the anticipated benefits of the Recapitalization Transactions or those benefits may take longer to realize than expected.

Our ability to realize the anticipated benefits of the Recapitalization Transactions will depend, to a large extent, on our ability to take action in a manner that facilitates growth opportunities, and achieves the projected stand-alone cost savings and revenue growth trends identified as part of the Recapitalization Transactions. It is expected that we will benefit from operational and general and administrative cost improvements. If we are not able to successfully achieve these objectives, the anticipated benefits of the Recapitalization Transactions may not be realized fully or at all or may take longer to realize than expected.

In addition, the recapitalization of a business is a complex, costly and time-consuming process. As a result, the general partner will be required to devote significant management attention and resources to our business practices and operations. This process may disrupt the business. The failure to realize the anticipated benefits of the transactions contemplated by the Recapitalization Transactions could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The Recapitalization Transactions may also result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships and diversion of management attention.

Many of these factors are outside of our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of the Partnership. In addition, even if our operations are restructured successfully, the full benefits of the Recapitalization Transactions may not be realized, including the cost savings, increased sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the Recapitalization Transactions. All of these factors could cause dilution to our earnings per unit and negatively impact the price of our common units.

Completion of the Recapitalization Transactions may trigger change in control or other provisions in certain agreements to which we are a party.

The completion of the Recapitalization Transactions may trigger change in control or other provisions in certain agreements to which we are a party. If we are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seek monetary damages from us. Even if we are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements.

Risks Related to the Merger Agreement

We will be subject to business uncertainties while the Merger is pending, which could adversely affect our businesses.

Uncertainty about the effect of the Merger on employees and those that do business with us may have an adverse effect on the Partnership. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause those that transact with us to seek to change their existing business relationships with us. Current and prospective employees of the Partnership may experience uncertainty about their roles within the combined company following the Merger, which may have an adverse effect on our current ability to attract or retain key management and other key personnel regardless of whether the Merger is completed.

In addition, the Merger Agreement restricts us from entering into certain corporate transactions, entering into certain material contracts, making certain changes to our capital budget, incurring certain indebtedness and taking other specified actions without the consent of Contango, and generally requires us to continue our operations in the ordinary course of business during the pendency of the Merger. These restrictions may prevent us from pursuing attractive business opportunities or adjusting our capital plan prior to the completion of the Merger.

We may be subject to lawsuits relating to the Merger, which could adversely affect our business, financial condition and operating results.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our and Contango’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect our and Contango’s respective business, financial position and results of operations.

The Merger may not be completed, and the Merger Agreement may be terminated in accordance with its terms. Failure to complete the Merger could negatively impact the price of shares of the Partnership’s common units, as well as the Partnership’s future business and financial results.

The Merger is subject to a number of conditions that must be satisfied, including the approval by the Partnership’s unitholders of the Merger Agreement and approval by Contango’s stockholders of the issuance of Contango shares in connection with the Merger, or waived, in each case prior to the completion of the Merger. These conditions to the completion of the Merger, some of which are beyond the control of the Partnership and Contango, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed. The Merger Agreement may also be terminated under certain circumstances. If the transactions contemplated by the Merger Agreement are not completed for any reason, the Partnership’s ongoing businesses and financial results may be adversely affected. In addition, if the Merger Agreement is terminated and the Partnership’s Board seeks another merger or business combination, the Partnership may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration Contango has agreed to provide in the Merger.

The Merger Agreement contains provisions that limit our ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of us from making a favorable alternative transaction proposal and, in specified circumstances, could require us to pay Contango a termination fee of $1.5 million.

The Merger Agreement contains a general prohibition on us and Contango from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by our boards of directors, entering into discussions with any third-party regarding any competing proposal or offer for a competing transaction. In addition, each party generally has an opportunity to offer to modify the terms of Merger in response to any third-party alternative transaction proposal before a party’s board of directors may withhold, withdraw, qualify or modify its recommendation with respect to the Merger Agreement proposal or the share issuance proposal, as applicable. In some circumstances, upon termination of the Merger Agreement, we will be required to pay a termination fee of $1.5 million to Contango.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of us or pursuing an alternative transaction with us either from considering or proposing such a transaction, even if a third-party acquiror were prepared to pay consideration with a higher per unit price than the per unit price proposed to be received in the merger or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to our stockholders than it might otherwise have proposed to pay because of the added expense of the $1.5 million termination fee that may become payable in certain circumstances.

Because the exchange ratio in the Merger Agreement is fixed and because the market price of the Partnership’s common units will fluctuate prior to the completion of the Merger, our unitholders cannot be sure of the market value of the Partnership’s common units they will receive as consideration in the Merger.

Under the terms of the Merger Agreement, our stockholders will receive consideration consisting of 1.7500 shares of Contango common stock for each of the Partnership’s common units. The exchange ratio is fixed, and there will be no adjustment to the merger consideration for changes in the market price of Contango common stock or our common units prior to the completion of the Merger.

If the Merger is completed, there will be a time lapse between the date of signing of the Merger Agreement and the date on which our unitholders who are entitled to receive the merger consideration actually receive the merger consideration. The respective market values of Contango’s common stock and the Partnership’s common units have fluctuated and may continue to fluctuate during this period as a result of a variety of factors, including general market and economic conditions, changes in each company’s business, operations and prospects, commodity prices, regulatory considerations and the market’s assessment of Contango’s business and the Merger. Such factors are difficult to predict and, in many cases, may be beyond the control of Contango and us. The actual value of the merger consideration received by our unitholders at the completion of the Merger will depend on the market value of Contango common stock at that time. This market value may differ, possibly materially, from the market value of Contango common stock at the time the Merger Agreement was entered into or at any other time.

Our unitholders will have a reduced ownership and voting interest in Contango after the Merger compared to their current ownership in the Partnership on a standalone basis and will exercise less influence over management.

Currently, the Partnership’s unitholders have the right to vote in the election of the Partnership’s Board and on other matters requiring unitholder approval under Delaware law and the Partnership’s certificate of limited partnership and limited partnership agreement. As a result of the Merger, the Partnership’s current unitholders will own a smaller percentage of the combined company than they currently own of the Partnership, and as a result will have less influence on the management and policies of Contango post-Merger than they now have on the management and policies of the Partnership.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The private placement of common units in connection with the Recapitalization Transactions relied upon an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereunder.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

At March 31, 2020, we were in default of the Consolidated Funded Indebtedness to Consolidated EBITDAX covenant under our existing credit agreement. On June 4, 2020, we entered into Amendment 15 to our credit agreement in conjunction with the closing of the Recapitalization Transactions, which included a waiver of this default. At September 30, 2020, we were in compliance with financial covenants required by our credit agreement.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

The exhibits listed below are filed as part of this Quarterly Report:

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of October 25, 2020, by and among Contango Oil & Gas Company, Michael Merger Sub LLC, Mid-Con Energy Partners, LP, and Mid-Con Energy GP, LLC.*

10.1	Postponement of Fall 2020 Scheduled Redetermination and Certain Payments under the Credit Agreement, dated as of December 20, 2011, among Mid-Con Energy Properties, LLC, a Delaware limited liability company (the “Borrower”), Wells Fargo Bank, National Association, as administrative agent (in such capacity, the “Administrative Agent”), and the lenders party thereto (the “Lenders”, and such agreement, as heretofore amended and restated, modified or supplemented, the “Credit Agreement”).

10.2	Purchase and Sale Agreement, dated October 25, 2020, among Mid-con Energy Properties, LLC, as seller and Contango Oil & Gas Company, as Purchaser.*

31.1+	Rule 13a-14(a)/ 15(d)- 14(a) Certification of Chief Executive Officer

31.2+	Rule 13a-14(a)/ 15(d)- 14(a) Certification of Principal Financial Officer

32.1+	Section 1350 Certificate of Chief Executive Officer

32.2+	Section 1350 Certificate of Principal Financial Officer

101.INS+	XBRL Instance Document

101.SCH+	XBRL Taxonomy Extension Schema Document

101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

+	Filed herewith
*	This filing excludes schedules pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MID-CON ENERGY PARTNERS, LP

By: Mid-Con Energy GP, LLC, its general partner

November 16, 2020	By:	/s/ Sherry L. Morgan
Sherry L. Morgan
Chief Executive Officer

November 16, 2020	By:	/s/ Jodie L. DiGiacomo
Jodie L. DiGiacomo
Chief Accounting Officer
as Principal Financial Officer

Annex F

MID-CON ENERGY PARTNERS, LP

LONG-TERM INCENTIVE PROGRAM

SECTION 1. Purpose of the Program.

The Mid-Con Energy Partners, LP Long-Term Incentive Program (the “Program”) has been adopted by Mid-Con Energy GP, LLC, a Delaware limited liability company (the “Company”), general partner of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership”). The Program is intended to promote the interests of the Partnership and the Company and their Affiliates (as defined below) by providing to Employees, Consultants and/or Directors, incentive compensation awards based on Units (as defined below) to encourage superior performance. The Program is also contemplated to enhance the ability of the Company and its Affiliates to attract and retain the services of individuals who are essential for the growth and profitability of the Partnership and its subsidiaries and to encourage them to devote their best efforts to advancing the business of the Partnership and its subsidiaries.

SECTION 2. Definitions.

As used in the Program, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Award” means an Option, Unit Appreciation Right, Restricted Unit, Phantom Unit, an Other Unit-Based Award, or a Unit Award granted under the Program, and includes any tandem DERs granted with respect to a Phantom Unit.

“Award Agreement” means the written or electronic agreement by which an Award shall be evidenced.

“Board” means the Board of Directors of the Company.

“Cause” means, except as otherwise provided in the terms of the Award Agreement, (i) conviction of a Participant by a court of competent jurisdiction of any felony or a crime involving moral turpitude; (ii) a Participant’s willful and intentional failure or willful and intentional refusal to follow reasonable and lawful instructions of the Board; (iii) a Participant’s material breach or default in the performance of his obligations under an Award Agreement or any employment agreement between the Participant and the Company or any Affiliate; or (iv) a Participant’s act of misappropriation, embezzlement, intentional fraud or similar conduct involving the Company or any of its Affiliates.

“Change of Control” means, and shall be deemed to have occurred upon one or more of the following events:

(i)    any “person” or “group” within the meaning of those terms as used in Sections 13(d) and 14(d)(2) of the Exchange Act, other than the Company or an Affiliate of the Company, shall become the beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the combined voting power of the equity interests in the Company or the Partnership;

(ii)    the limited partners of the Partnership approve, in one or a series of transactions, a program of complete liquidation of the Partnership;

(iii)    the sale or other disposition by either the Company or the Partnership of all or substantially all of its assets in one or more transactions to any Person other than the Company or an Affiliate of the Company;

(iv)    a transaction resulting in a Person other than the Company or an Affiliate of the Company being the general partner of the Partnership; or

(v)    except with respect to Other Unit-Based Awards evidenced by “Performance Unit-Based Award Agreements” which provide for the deferral of compensation and are subject to Section 409A of the Code (“Section 409A Performance Unit-Based Awards”), any time at which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Company Director subsequent to the Effective Date whose election, or nomination for election by the Partnership’s unitholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as the result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board.

Notwithstanding the foregoing, if a Change of Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code), then, to the extent required to comply with Section 409A of the Code, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) above with respect to such Award must also constitute a “change of control event” as defined in the Treasury Regulation § 1.409A-3(i)(5).

For the avoidance of doubt, clause (v) of this definition shall not constitute a “Change of Control” for purposes of any Section 409A Performance Unit-Based Award.

“Committee” means the Board or the Compensation Committee of the Board or such other committee as may be appointed by the Board to administer the Program.

“Consultant” means an individual, other than an Employee or a Director, who renders consulting services to the Company, the Partnership or an Affiliate of either.

“DER” or “Distribution Equivalent Right” means a contingent right, which may be granted, if it all, only in tandem with a specific Phantom Unit Award, to receive with respect to each Phantom Unit subject to the Award an amount in cash, Units and/or Phantom Units equivalent in value to the distributions made by the Partnership with respect to a Unit during the period such Award is outstanding.

“Director” means a member of the board of directors of the Company, the Partnership or an Affiliate of the Company, who is not an Employee or a Consultant (other than in that individual’s capacity as a Director).

“Employee” means an employee of the Company or an Affiliate of the Company, who performs services for the Company, the Partnership or an Affiliate of either.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” of a Unit means the closing sales price of a Unit on the principal national securities exchange or other market in which trading in Units occurs on the applicable date (or, if there is no trading in the Units on such date, on the next preceding date on which there was trading) as reported in The Wall Street Journal (or other reporting service approved by the Committee). If Units are not traded on a national securities exchange or other market at the time a determination of fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Committee.

“Option” means an option to purchase Units granted under the Program.

“Other Unit-Based Award” means an Award granted pursuant to Section 6(d) of the Program.

“Participant” means an Employee, Consultant or Director granted an Award under the Program.

“Partnership Agreement” means the Agreement of Limited Partnership of the Partnership, as it may be amended or amended and restated from time to time.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Phantom Unit” means a notional unit granted under the Program that upon vesting entitles the Participant to receive a Unit or an amount of cash equal to the Fair Market Value of a Unit, as determined by the Committee in its sole discretion.

“Restricted Period” means the period established by the Committee with respect to an Award during which the Award remains subject to forfeiture and is either not exercisable by or payable to the Participant, as the case may be.

“Restricted Unit” means a Unit granted under the Program that is subject to a Restricted Period.

“Rule 16b-3” means Rule 16b-3 promulgated by the SEC under the Exchange Act or any successor rule or regulation thereto as in effect from time to time.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“UDR” means a distribution made by the Partnership with respect to a Restricted Unit.

“Unit” means a common unit representing a limited partnership interest of the Partnership.

“Unit Appreciation Right” or UAR” means a contingent right that entitles the holder to receive, in cash or Units, as determined in the sole discretion of the Committee, the excess of the Fair Market Value of a Unit on the exercise date of the UAR over the exercise price of the UAR.

“Unit Award” means a grant of a Unit that is not subject to a Restricted Period.

SECTION 3. Administration.

The Program shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing (including an email, fax, or other electronic communication that is authenticated according to the Uniform Electronic Transactions Act or that is deemed signed by the Committee’s Chair), shall be the acts of the Committee. Subject to the terms of the Program and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Program, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (hi) determine the number of Units to be covered by Awards; (iv) determine the terms and conditions of any Award (including, but not limited to performance requirements for such Award); (v) determine whether, to what extent, and under what circumstances Awards may be exercised, canceled, forfeited or settled (and, if settled, whether and the extent to which settlement is in Units, cash, other property or any combination thereof, and the method or methods by which Awards may be exercised, canceled, forfeited or settled; (vi) interpret and administer the Program and any instrument or agreement relating to an Award made under the Program; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Program; (viii) take any action or exercise any power or right reserved, explicitly or implicitly, to the Committee under the Program or any Award Agreement; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Program; provided that with respect to an Award that provides for the deferral of compensation and is subject to Section 409A of the Code, the Committee does not have authority to take an action that subjects a Participant to accelerated or additional taxes pursuant to Section 409A of the Code. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Program or an Award Agreement in such manner and to such extent as the Committee deems necessary or appropriate. The Committee may, in its sole discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions applicable to an Award, waive any restriction or other provision of this Program or an Award or otherwise amend or modify an Award in any manner that (i) is either (A) not adverse to the Participant to whom such Award was granted or (B) consented to by such Participant, and (ii) with respect to an Award that provides for the deferral of compensation and is subject to Section 409A of the Code, does not cause the Participant’s taxes to be accelerated or increased pursuant to Section 409A of the Code. Unless otherwise expressly provided in the Program, all designations, determinations, interpretations, and other decisions under or with respect to the Program or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, the Partnership, any Affiliate of the Company, any Participant, and any other holder or beneficiary of any Award.

SECTION 4. Units.

(a)    Limits on Units Deliverable. Subject to adjustment as provided in Section 4(c), the maximum number of Units that may be delivered with respect to Awards under the Program is 425,700, conditioned on approval of the increase by the Company’s unitholders within 12 months after the Board approves the increase. Prior to October 23, 2020, the maximum number of Units that may have been delivered with respect to Awards under the Program was 175,700. In the event the increase is not timely approved by the Company’s unitholders, the maximum number of Units that may be delivered with respect to Awards under the Program shall remain at 175,700. Units withheld from an Award to either satisfy the Company’s or an Affiliate’s tax withholding obligations with respect to the Award, or pay the exercise price of an Award, shall not be considered to be Units delivered under the Program for this purpose. If any Award is forfeited, cancelled, exercised, paid, or otherwise terminates or expires without the actual delivery of Units pursuant to such Award (the grant of Restricted Units is not a delivery of Units for this purpose), the Units subject to such Award shall again be available for Awards under the Program. There shall not be any limitation on the number of Awards that may be granted and paid in cash. The Board and the appropriate officers of the Company are authorized to take from time to time whatever actions are necessary, and to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that Units are available for issuance pursuant to Awards. If no Units remain available under the Program for issuance in settlement of an Award, such Award will be settled in cash.

(b)    Sources of Units Deliverable Under Awards. Any Units delivered pursuant to an Award may consist, in whole or in part, of Units acquired in the open market, from the Partnership, any Affiliate of the Partnership, or any other Person, or newly issued Units, or any combination of the foregoing, as determined by the Committee in its sole discretion.

(c)    Adjustments. In the event that any distribution (whether in the form of cash, Units, other securities, or other property), recapitalization, split, reverse split, reorganization or liquidation, merger, consolidation, split-up, spin-off, separation, combination, repurchase, acquisition of property or securities, or exchange of Units or other securities of the Partnership, issuance of warrants or other rights to purchase Units or other securities of the Partnership, or other similar transaction or event affects the Units, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Units (or other securities or property) with respect to which Awards may be granted, (ii) the number and type of Units (or other securities or property) subject to outstanding Awards, (iii) the grant or exercise price with respect to any Award, (iv) the performance criteria (if any) for an Award that vests upon satisfaction of performance criteria other than continued service as an Employee, Consultant or Director (v) the appropriate Fair Market Value and other price determinations for such Awards and (vi) any other limitations contained within this Program or, subject to Section 8(m), make provision for a cash payment to the holder of an outstanding Award; provided, that the number of Units subject to any Award shall always be a whole number.

SECTION 5. Eligibility.

Any Employee, Consultant or Director shall be eligible to be designated a Participant by the Committee and receive an Award under the Program.

SECTION 6. Awards.

(a)    Potions and UARs. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Options and/or UARs shall be granted, the number of Units to be covered by each Option or UAR, the exercise price thereof, the Restricted Period and other conditions and limitations applicable to the exercise of the Option or UAR, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Program.

(i)    Exercise Price. The exercise price per Unit purchasable under an Option or subject to a UAR shall be determined by the Committee at the time the Option or UAR is granted but may not be less than the Fair Market Value of a Unit as of the date of grant of the Option or UAR.

(ii)    Time and Method of Exercise. The Committee shall determine the exercise terms and the Restricted Period with respect to an Option or UAR grant, which may include, without limitation, a provision for accelerated vesting upon the achievement of specified performance goals or other events, and the method or methods by which payment of the exercise price with respect to an Option may be made or deemed to have been made, which may include, without limitation, cash, check acceptable to the Company, withholding Units from the Award, a “cashless-broker” exercise through procedures approved by the Company, or any combination of the above methods, having a Fair Market Value on the exercise date equal to the relevant exercise price.

(iii)    Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon termination of all of a Participant’s service relationships, as applicable, with the Company and all of its Affiliates as an Employee, Consultant or Director for any reason during the applicable Restricted Period, all outstanding, unvested Options and UARs as of the date of such termination shall be forfeited by the Participant. The Committee may, in its sole discretion, waive in whole or in part such forfeiture with respect to a Participant’s Options or UARs; provided that with respect to an Award that provides for the deferral of compensation and is subject to Section 409A of the Code, the Committee does not have authority to take an action that subjects a Participant to accelerated or additional taxes pursuant to Section 409A of the Code.

(b)    Restricted Units and Phantom Units. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Restricted Units and/or Phantom Units shall be granted, the number of Restricted Units or Phantom Units to be granted to each such Participant, the Restricted Period, the conditions under which the Restricted Units or Phantom Units may become vested or forfeited and such other terms and conditions as the Committee may establish with respect to such Awards.

(i)    DERs. To the extent provided by the Committee, in its sole discretion, a grant of Phantom Units may or may not include a tandem DER grant, which may provide that such DERs shall be paid directly to the Participant, be credited to a bookkeeping account (with or without interest in the sole discretion of the Committee), be “reinvested” in Restricted Units or additional Phantom Units and be subject to the same or different vesting restrictions as the tandem Phantom Unit Award, or be subject to such other provisions or restrictions as determined by the Committee in its sole discretion. Absent a contrary provision in the Award Agreement, except with respect to a Phantom Unit Award that vests upon satisfaction of performance criteria other than continued service as an Employee, Consultant or Director, upon a distribution with respect to a Unit, DERs equal in value to such distribution shall be paid promptly to the Participant in cash without vesting restrictions. With respect to a Phantom Unit Award that vests upon satisfaction of performance criteria other than continued service as an Employee, Consultant or Director, DERs equal in value to such distribution that would otherwise be payable on or after the date of grant but prior to vesting of the associated Phantom Unit Award shall be credited to a bookkeeping account established by the Company, which bookkeeping account shall not bear interest and shall be subject to forfeiture until such time as the associated Phantom Unit Award vests, and the amounts credited to such bookkeeping account shall be paid to the holder of the Phantom Unit Award within 30 days following the vesting of the associated Phantom Unit Award. Notwithstanding the foregoing, DERs shall be paid in a manner that is exempt from or in compliance with Section 409A of the Code.

(ii)    UDRs. To the extent provided by the Committee, in its sole discretion, a grant of Restricted Units may provide that UDRs shall be subject to the same forfeiture and other restrictions as the Restricted Unit and, if restricted, UDRs shall be held, without interest, until the Restricted Unit vests or is forfeited, with UDRs being paid or forfeited at the same time, as the case may be. In addition, the Committee may provide that UDRs be used to acquire additional Restricted Units for the Participant. Such additional Restricted Units may be subject to such vesting and other terms as the Committee may proscribe. Absent a contrary provision in the Award Agreement, UDRs shall be paid promptly to the holder of the Restricted Unit without vesting restrictions. Notwithstanding the foregoing, UDRs shall be paid in a manner that is exempt from or in compliance with Section 409A of the Code.

(iii)    Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon termination of all of a Participant’s service relationships, as applicable, with the Company and all of its Affiliates as an Employee, Consultant or Director for any reason during the applicable Restricted Period, all outstanding, unvested Restricted Units and Phantom Units awarded the Participant shall be automatically forfeited on such termination. The Committee may, in its sole discretion, waive in whole or in part such forfeiture with respect to a Participant’s Restricted Units and/or Phantom Units; provided that with respect to an Award that provides for the deferral of compensation and is subject to Section 409A of the Code, the Committee does not have authority to take an action that subjects a Participant to accelerated or additional taxes pursuant to Section 409A of the Code.

(iv)    Lapse of Restrictions.

(A)    Phantom Units. Upon or as soon as reasonably practical following the vesting of each Phantom Unit and any terms of the Phantom Unit Award relating to payment, and further subject to the provisions of Section 8(b), the Participant shall be entitled to receive from the Company one Unit or cash equal to the Fair Market Value of one Unit on the date of vesting. Whether a Phantom Unit Award is settled in Units or cash shall be determined in the sole discretion of the Committee.

(B)    Restricted Units. Upon or as soon as reasonably practical following the vesting of each Restricted Unit, subject to satisfying the tax withholding obligations of Section 8(b), the Participant shall be entitled to have the restrictions removed from his or her Unit certificate so that the Participant then holds an unrestricted Unit. For payments related to Restricted Units that are deferred compensation regulated by Section 409A of the Code, unless the Committee provides otherwise in an Award Agreement, that payment date is not later than March 15 of the calendar year following the calendar year in which the vesting of each Phantom Unit occurs.

(c)    Unit Awards. Unit Awards may be granted under the Program to such Employees, Consultants and/or Directors and in such amounts as the Committee, in its sole discretion, may select.

(d)    Other Unit-Based Awards. Other Unit-Based Awards may be granted under the Program to such Employees, Consultants and/or Directors as the Committee, in its sole discretion, may select. An Other Unit-Based Award shall be an award denominated or payable in, valued in or otherwise based on or related to Units, in whole or in part. The Committee shall determine the terms and conditions of any such Other Unit-Based Award. Upon vesting, an Other Unit-Based Award may be settled in cash, Units (including Restricted Units), other property or any combination thereof, as determined in the sole discretion of the Committee.

(e)    General.

(i)    Awards Mav Be Granted Separately or Together. Awards may, in the sole discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award granted under the Program or any award granted under any other program of the Company or any Affiliate of the Company. Awards granted in addition to or in tandem with other Awards or awards granted under any other program of the Company or any Affiliate of the Company may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(ii)    Limits on Transfer of Awards.

(A)    Except as provided in Paragraph (C) below, each Option and Unit Appreciation Right shall be exercisable only by the Participant during the Participant’s lifetime, or by the person to whom the Participant’s rights shall pass by will or the laws of descent and distribution.

(B)    Except as provided in Paragraph (C) below, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company, the Partnership or any Affiliate of the Company.

(C)    To the extent specifically provided by the Committee with respect to an Award, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish. In the terms of an Award Agreement, the Committee may allow the designation of a death beneficiary for cash payments.

(iii)    Term of Awards. The term of each Award shall be for such period as may be determined by the Committee.

(iv)    Unit Certificates. All certificates for Units or other securities of the Partnership delivered under the Program pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Program or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Units or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions.

(v)    Consideration for Grants. Awards may be granted for such consideration, including services, as the Committee shall determine.

(vi)    Delivery of Units or other Securities and Payment by Participant of Consideration. Notwithstanding anything in the Program or any Award Agreement to the contrary, delivery of Units pursuant to the exercise or vesting of an Award may be deferred for any period during which, in the good faith determination of the Committee, the Company is not reasonably able to obtain Units to deliver pursuant to such Award without violating applicable law or the applicable rules or regulations of any governmental agency or authority or securities exchange. No Units or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Program or the applicable Award Agreement (including, without limitation, any exercise price or tax withholding) is received by the Company.

(vii)    Actions Upon the Occurrence of Certain Events. Upon the occurrence of a Change of Control, any change in applicable law or regulation affecting the Plan or Awards thereunder, or any change in accounting principles affecting the financial statements of the Partnership, or unless the Committee shall determine otherwise in the Award Agreement, the Committee, in its sole discretion, without the consent of any Participant or holder of the Award, and on such terms and conditions as it deems appropriate, may take any one or more of the following actions to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or an outstanding Award:

(A)    provide for either (i) the termination of any Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of such transaction or event the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated without payment), or (ii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(B)    provide that such Award be assumed by the successor or survivor entity, or a parent or subsidiary thereof, or be exchanged for similar options, rights or awards covering the equity of the successor or survivor, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of equity interests, values and prices, including, but not limited to, exercise prices;

(C)    make adjustments in the number and type of Units (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Awards or in the terms and conditions of (including the exercise price), and the vesting and performance criteria included in, outstanding Awards, or both;

(D)    provide that such Award shall be exercisable or payable, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(E)    provide that the Award cannot be exercised or become payable after such event (i.e., shall terminate upon such event).

Notwithstanding the foregoing in this subsection (vii), any such action contemplated under this subsection (vii) shall be effective only to the extent that such action will not cause any Award that is designed to satisfy Section 409A of the Code to fail to satisfy such section.

SECTION 7. Amendment. Modification and Termination.

The Board may amend, modify, suspend or terminate this Program (and the Committee may amend an Award Agreement) for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall apply to such Participant without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the unitholders of the Partnership to the extent unitholder approval is otherwise required by applicable legal requirements or the requirements of the securities exchange on which the Partnership’s units are listed, including any amendment that (A) expands the types of Awards available under this Program, (B) materially increases the number of Units available for Awards under this Program, (C) materially expands the classes of persons eligible for Awards under this Program, (D) materially extends the term of this Program, (E) materially changes the method of determining the exercise price of Options or UARs, (F) deletes or limits any provisions of this Program that prohibit the repricing of Options or UARs, or (G) decreases any minimum vesting requirements for any Award.

SECTION 8. General Provisions.

(a)    No Rights to Award. No Person shall have any claim to be granted any Award under the Program, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b)    Tax Withholding. Unless other arrangements have been made that are acceptable to the Company, the Company or any Affiliate of the Company is authorized to withhold from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant at the time of the creation of compensation as defined in the applicable tax or withholding laws, rules or regulations or at any later time, the amount (in cash, Units, Units that would otherwise be issued pursuant to such Award or other property) of any applicable taxes payable in respect of the grant of an Award, its exercise, the lapse of restrictions thereon, or any payment or transfer under an Award or under the Program and to take such other action as may be necessary in the opinion of the Company to satisfy its withholding obligations for the payment of such taxes.

(c)    No Right to Employment or Services. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate of the Company or in the service of the Company or any Affiliate of the Company as a Consultant or Director. Furthermore, the Company or an Affiliate of the Company may at any time dismiss a Participant from employment or service free from any liability or any claim under the Program, unless otherwise expressly provided in the Program, any Award Agreement or other agreement.

(d)    Governing Law. The validity, construction, and effect of the Program and any rules and regulations relating to the Program shall be determined in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.

(e)    Severability. If any provision of the Program or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Program or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Program or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Program and any such Award shall remain in full force and effect.

(f)    Other Laws. The Committee may refuse to issue or transfer any Units or other consideration under an Award if, in its sole discretion, it determines that the issuance or transfer of such Units or such other consideration might violate any applicable law or regulation, the rules of the principal securities exchange on which the Units are then traded, or entitle the Partnership or an Affiliate of the Partnership to recover the same under Section 16(b) of the Exchange Act, and any payment tendered by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

(g)    No Trust or Fund Created. Neither the Program nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any participating Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any participating Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or any participating Affiliate.

(h)    No Fractional Units. No fractional Units shall be issued or delivered pursuant to the Program or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Units or whether such fractional Units or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(i)    Headings. Headings are given to the Sections and subsections of the Program solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Program or any provision thereof.

(j)    Facility of Payment. Any amounts payable hereunder to any person under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such person, or may be applied for the benefit of such person in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(k)    Participation by Affiliates. In making Awards to Employees employed by an Affiliate of the Company, the Committee shall be acting on behalf of such Affiliate, and to the extent the Partnership has an obligation to reimburse such Affiliate for compensation paid for services rendered for the benefit of the Partnership, such payments or reimbursement payments may be made by the Partnership directly to such Affiliate, and, if made to the Company, shall be received by the Company as agent for such Affiliate.

(l)    Gender and Number. Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

(m)    Compliance with Section 409A.

(i)    Awards made under this Program are intended to comply with or be exempt from Section 409A of the Code, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Section 409A of the Code. Notwithstanding anything in this Program to the contrary, if any Program provision or Award under this Program would result in the imposition of an additional tax under Section 409A of the Code, that Program provision or Award shall be reformed, to the extent permissible under Section 409A of the Code, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant’s rights to an Award.

(ii)    Unless the Committee provides otherwise in an Award Agreement, each Phantom Unit (or portion thereof if the Phantom Unit is subject to a vesting schedule) shall be settled no later than the 15th day of the third month after the end of the first calendar year in which the Award (or such portion thereof is no longer subject to a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. If the Committee determines that a Phantom Unit is intended to be subject to Section 409A of the Code, the applicable Award Agreement shall include terms that are designed to satisfy the requirements of Section 409A of the Code.

(iii)    Notwithstanding anything herein or in any Award Agreement to the contrary, if the Participant is a “specified employee” within the meaning of Section 409A of the Code(a)(2)(B)(i) on the date on which the Participant has a “separation from service” (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of separation from service that is deferred compensation subject to Section 409A of the Code shall be paid or settled on the earliest of (1) the first business day following the expiration of six months from the Participant’s separation from service, (2) the date of the Participant’s death, or (3) such earlier date as complies with the requirements of Section 409A of the Code.

(n)    No Guarantee of Tax Consequences. None of the Board, the Partnership, the Company, any Affiliate of the Company nor the Committee makes any commitment or guarantee that any federal, state or local tax treatment will apply or be available to any person participating or eligible to participate hereunder.

(o)    Claw-back Policy. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Units underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Partnership or the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

SECTION 9. Term of the Program.

The Program, shall be effective on December 20, 2011 (“Effective Date”) The Program shall continue until the earliest of (i) the date terminated by the Board, (ii) all Units available under the Program have been issued to Participants, or (iii) the 10th anniversary of the date on which the Program was approved by the Company. However, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.